As filed with the Securities and Exchange Commission on October 14, 2008
Registration No. 333-153194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

Form S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WebMD Health Corp.
(Exact name of registrant as specified in its charter)

Delaware	7375	20-2783228
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

111 Eighth Avenue
New York, New York 10011
(212) 624-3700
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Douglas W. Wamsley, Esq.
Executive Vice President, General Counsel and Secretary
WebMD Health Corp.
111 Eighth Avenue
New York, New York 10011
(212) 624-3700
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Stephen A. Greene, Esq. William M. Hartnett, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 Tel: (212) 701-3000	Steven L. Grossman, Esq. Spencer D. Klein, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 Tel: (212) 326-2000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the date hereof.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐

(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

669 River Drive, Center 2 Elmwood Park, New Jersey 07407	111 Eighth Avenue New York, New York 10011

To the Stockholders of HLTH Corporation and WebMD Health Corp.:

On February 20, 2008, HLTH Corporation and WebMD Health Corp. entered into an agreement and plan of merger and on May 6, 2008 and September 12, 2008 that agreement was amended. This joint proxy statement/prospectus describes the merger contemplated by that agreement, including the reasons the merger was proposed, the negotiation process that led to the merger and other background information. We are sending you this joint proxy statement/prospectus and related materials in connection with the solicitation of proxies by the boards of directors of WebMD and HLTH for use at their Annual Meetings of Stockholders to be held on December 5, 2008. At the Annual Meetings, the stockholders of WebMD and HLTH will each be asked to consider and vote on a proposal to approve the merger of HLTH and WebMD, as well as the other proposals to be considered at the Annual Meetings. These proposals are discussed in greater detail in the remainder of this joint proxy statement/prospectus. We urge you to carefully read this joint proxy statement/prospectus, and the documents incorporated by reference into it. In particular, see “Risk Factors” beginning on page 74.

If the merger is approved by stockholders of HLTH and WebMD and the other conditions specified in the merger agreement are met:

•	HLTH will merge into WebMD, with WebMD continuing as the surviving company and HLTH will cease to exist as a separate entity;

•	each outstanding share of HLTH Common Stock will be converted into the right to receive 0.1979 shares of WebMD Common Stock and $6.63 in cash (a portion of which may, instead, be paid in 11% pay-in-kind redeemable subordinated notes as described below), with the $6.63 subject to increase to a maximum of $6.89 depending on whether HLTH sells certain auction rate securities that it owns and, if so, the amount of the proceeds that it receives;

•	the WebMD Class B Common Stock held by HLTH will become treasury stock of WebMD and will no longer be outstanding; and

•	holders of WebMD Class A Common Stock will continue to own their existing shares, which will not be affected by the merger, except as otherwise described in this joint proxy statement/prospectus.

If HLTH’s Porex business has not yet been sold at the time the merger occurs, WebMD may issue up to $250.0 million in 11% pay-in-kind redeemable subordinated notes (which we refer to as Merger Notes) to the HLTH stockholders in lieu of up to $[1.35] of the per share cash consideration that otherwise would be payable in the merger, as described beginning on page 110. The Merger Notes would be subject to mandatory redemption by WebMD from the proceeds of the divestiture of Porex and are described in “Description of Merger Notes,” beginning on page 147.

Because of HLTH’s ownership of a controlling interest in WebMD, the board of directors of WebMD formed a special committee to consider possible transactions between the companies. Each of the members of the special committee is an independent director and none of its members serves as a director of HLTH. The special committee retained its own financial and legal advisors and, with the assistance of those advisors, negotiated the terms and conditions of the merger with HLTH. After this negotiation, and upon receipt of the opinion of Morgan Joseph & Co. Inc., an independent investment banking firm retained by the special committee, that the merger is fair, from a financial point of view, to the holders of WebMD Class A Common Stock (other than HLTH and the officers and directors of HLTH, WebMD and their respective affiliates), the special committee unanimously recommended to the board of directors of WebMD that the merger be approved and that the WebMD board recommend that holders of WebMD Class A Common Stock vote in favor of the merger. Based on the recommendation of the special committee, the board of directors of WebMD approved the merger and recommends that holders of WebMD Class A Common Stock vote “FOR” the proposal to approve the merger at the WebMD Annual Meeting.

The HLTH board of directors believes that the merger is fair to and in the best interests of the stockholders of HLTH and recommends that HLTH’s stockholders vote “FOR” the proposal to approve the merger at the HLTH Annual Meeting.

In the merger agreement, HLTH has agreed to vote all of the shares of WebMD Class B Common Stock that it holds in favor of approving the merger. Since HLTH controls over 96% of the voting power of the outstanding WebMD Common Stock, it can cause the merger to be approved by WebMD without the vote of any other stockholder. However, HLTH and WebMD cannot complete the merger unless a majority of the outstanding shares of HLTH Common Stock approves it.

All HLTH and WebMD stockholders are cordially invited to attend their company’s Annual Meeting in person. However, to ensure your representation at the applicable Annual Meeting, you are urged to complete, sign, date and return the enclosed proxy card in the enclosed postage-prepaid envelope as promptly as possible.

Martin J. Wygod Chairman of the Board and Acting Chief Executive Officer, HLTH Corporation	Wayne T. Gattinella Chief Executive Officer and President, WebMD Health Corp.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger, approved or disapproved of the transaction, passed upon the merits or fairness of the transaction or determined if this joint proxy statement/prospectus is adequate, accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated [          ], 2008 and is first being mailed to stockholders on or about [          ], 2008.

SOURCES OF ADDITIONAL INFORMATION

This joint proxy statement/prospectus includes information also set forth in documents filed by WebMD and HLTH with the SEC, and those documents include information about each company that is not included in or delivered with this document. You can obtain any of those documents filed with the SEC from WebMD or HLTH, as the case may be, or through the SEC at the SEC’s web site. The address of that site is http://www.sec.gov. Stockholders of WebMD or HLTH may obtain documents filed with the SEC or documents incorporated by reference in this document, when available, free of cost, by directing a request to the appropriate company at:

HLTH Corporation 669 River Drive, Center 2 Elmwood Park, New Jersey 07407 Attention: Investor Relations Telephone Number: (201) 414-2002	WebMD Health Corp. 111 Eighth Avenue New York, New York 10011 Attention: Investor Relations Telephone Number: (212) 624-3817

If you would like to request documents, in order to ensure timely delivery, you must do so at least five business days before the date of the Annual Meetings. This means you must request this information no later than November 26, 2008. WebMD or HLTH, as the case may be, will mail properly requested documents to requesting stockholders by first class mail, or another equally prompt means, within one business day after receipt of such requests.

See “Where You Can Find More Information.”

WEBMD HEALTH CORP.
111 Eighth Avenue
New York, New York 10011

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD DECEMBER 5, 2008

To the Stockholders of WebMD Health Corp.:

NOTICE IS HEREBY GIVEN that an Annual Meeting of Stockholders of WebMD Health Corp. will be held at [          :          ] [     ].m., Eastern time, on December 5, 2008, at          , for the following purposes:

1. To consider and vote on a proposal to adopt the agreement and plan of merger, dated February 20, 2008, between HLTH Corporation and WebMD, as amended on May 6, 2008 and September 12, 2008, and to approve the transactions contemplated by that agreement, including the merger.

2. To elect two Class III directors, each to serve a three-year term expiring at the Annual Meeting of Stockholders in 2011 or until his successor is elected and has qualified or his earlier resignation or removal.

3. To consider and vote on a proposal to ratify and approve an amendment to WebMD’s Amended and Restated 2005 Long-Term Incentive Plan to increase the number of shares of WebMD Common Stock issuable under that Plan by [          ] shares, to a total of [          ] shares.

4. To consider and vote on a proposal to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as WebMD’s independent auditor for the fiscal year ending December 31, 2008.

5. To consider and transact such other business as may properly be brought before the Annual Meeting or any adjournment or postponement thereof.

Only stockholders of record at the close of business on October 24, 2008 will be entitled to vote at this meeting. The stock transfer books will not be closed.

All stockholders are cordially invited to attend the Annual Meeting in person. However, to ensure your representation at the Annual Meeting, you are urged to complete, sign, date and return the enclosed proxy card in the enclosed postage-prepaid envelope as promptly as possible.

By Order of the Board of Directors
of WebMD Health Corp.

Douglas W. Wamsley
Executive Vice President,
General Counsel and Secretary

New York, New York
[          ], 2008

YOUR VOTE IS IMPORTANT.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING,
PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY.

HLTH CORPORATION
669 River Drive, Center 2
Elmwood Park, New Jersey 07407-1361

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD DECEMBER 5, 2008

To the Stockholders of HLTH Corporation:

NOTICE IS HEREBY GIVEN that an Annual Meeting of Stockholders of HLTH Corporation will be held at [          :          ] [     ].m., Eastern time, on December 5, 2008, at          , for the following purposes:

1. To consider and vote on a proposal to adopt the agreement and plan of merger, dated February 20, 2008, between WebMD Health Corp. and HLTH, as amended on May 6, 2008 and September 12, 2008, and to approve the transactions contemplated by that agreement, including the merger.

2. To elect two Class I directors, each to serve a three-year term expiring at our Annual Meeting of Stockholders in 2011 or until his successor is elected and has qualified or his earlier resignation or removal.

3. To consider and vote on a proposal to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as HLTH’s independent auditor for the fiscal year ending December 31, 2008, in the event that the merger is not completed.

4. To consider and transact such other business as may properly be brought before the Annual Meeting or any adjournment or postponement thereof.

Only stockholders of record at the close of business on October 24, 2008 will be entitled to vote at this meeting. The stock transfer books will not be closed.

All stockholders are cordially invited to attend the Annual Meeting in person. However, to ensure your representation at the Annual Meeting, you are urged to complete, sign, date and return the enclosed proxy card in the enclosed postage-prepaid envelope as promptly as possible.

By Order of the Board of Directors
of HLTH Corporation

Charles A. Mele
Executive Vice President,
General Counsel and Secretary

Elmwood Park, New Jersey
[           ], 2008

YOUR VOTE IS IMPORTANT.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING,
PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY.

i

List of Annexes
Annex A-1: Agreement and Plan of Merger
Annex A-2: Amendment No. 1 to Agreement and Plan of Merger
Annex A-3: Amendment No. 2 to Agreement and Plan of Merger
Annex B-1: HLTH Corporation 2007 Annual Report — Financial Statements
Annex B-2: HLTH Corporation 2007 Annual Report — Management’s Discussion and Analysis of Financial Condition and Results of Operations
Annex B-3: HLTH Corporation 2007 Annual Report — Performance Graph
Annex B-4: HLTH Corporation 2007 Annual Report — Quantitative and Qualitative Disclosures About Market Risk
Annex C-1: WebMD Health Corp. 2007 Annual Report — Financial Statements
Annex C-2: WebMD Health Corp. 2007 Annual Report — Management’s Discussion and Analysis of Financial Condition and Results of Operations
Annex C-3: WebMD Health Corp. 2007 Annual Report — Performance Graph
Annex C-4: WebMD Health Corp. 2007 Annual Report — Quantitative and Qualitative Disclosures About Market Risk
Annex D: Section 262 of the Delaware General Corporation Law
Annex E: WebMD Health Corp. 2005 Long-Term Incentive Plan
Annex F: Opinion of Raymond James & Associates, Inc.
Annex G: Opinion of Morgan Joseph Co. Inc.
Annex H: Restated Certificate of Incorporation of WebMD Health Corp.
EX-4.2 FORM OF INDENTURE
EX-8.1 FORM OF OPINION OF O'MELVENY & MYERS LLP
EX-8.2 FORM OF OPINION OF O'MELVENY & MYERS LLP
EX-23.1 CONSENT OF ERNST & YOUNG LLP/WEBMD
EX-23.2 CONSENT OF ERNST & YOUNG LLP/HLTH

v

FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains both historical and forward-looking statements. All statements, other than statements of historical fact, are or may be, forward-looking statements. For example, the following types of statements are, or may be, forward-looking statements:

•	projections, predictions, expectations, estimates or forecasts of the financial or operational performance of HLTH, WebMD or the combined company or of the value of assets or liabilities of HLTH, WebMD or the combined company;

•	HLTH’s, WebMD’s or the combined company’s objectives, plans or goals; and

•	conditions or events following the completion of the proposed merger of HLTH and WebMD.

These forward-looking statements reflect management’s current expectations concerning future results and events and can generally be identified by the use of expressions such as “may,” “will,” “should,” “could,” “would,” “likely,” “predict,” “potential,” “continue,” “future,” “estimate,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” and other similar words or phrases, as well as statements in the future tense.

Examples of forward-looking statements in this joint proxy statement/prospectus include, but are not limited to, statements regarding:

•	expected benefits from the merger;

•	HLTH’s and WebMD’s ability to satisfy the conditions and terms of the merger, and to execute the merger in the estimated timeframe, if at all;

•	HLTH’s ability to sell certain auction rate securities at or prior to the closing of the merger and the terms of any such sale;

•	HLTH’s ability to sell Porex and the terms of any such sale;

•	expected governance of WebMD upon completion of the merger; and

•	the anticipated tax consequences of the merger.

Forward-looking statements are not guarantees of future performance. They involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements. Factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, those disclosed in the section entitled “Risk Factors” and in other reports filed by WebMD and HLTH with the SEC and incorporated by reference in this joint proxy statement/prospectus.

The forward-looking statements included in this joint proxy statement/prospectus are made only as of the date of this joint proxy statement/prospectus. Except as required by applicable law or regulation, neither WebMD nor HLTH undertake any obligation to update any forward-looking statements to reflect subsequent events or circumstances.

2007 ANNUAL REPORTS TO STOCKHOLDERS

Annexes B-1 through B-4 of this joint proxy statement/prospectus constitute portions of the 2007 Annual Report required to be distributed with this joint proxy statement/prospectus to stockholders of HLTH. Annexes C-1 through C-4 of this joint proxy statement/prospectus constitute portions of the 2007 Annual Report required to be distributed with this joint proxy statement/prospectus to stockholders of WebMD. For 2007, the companies will not be distributing stand-alone Annual Report documents. The Annexes, together with other information contained in this joint proxy statement/prospectus, contain all of the information that HLTH and WebMD would have included in their respective Annual Reports, but in a format that they believe is more useful to stockholders of both HLTH and WebMD in connection with this year’s Annual Meetings.

QUESTIONS AND ANSWERS

Q:	When and where are the Annual Meetings of Stockholders?

A:	Both the HLTH Annual Meeting and the WebMD Annual Meeting will take place on December 5, 2008, at [ : ] [ ] a.m., Eastern time, at .

*  *  *  *  *

The Merger

Q:	What will HLTH stockholders receive in the merger?

A:	If the merger is completed, each outstanding share of HLTH Common Stock will be converted into the right to receive 0.1979 shares of WebMD Common Stock and $6.63 in cash (a portion of which may, instead, be paid in 11% pay-in-kind redeemable subordinated notes as described below), with the $6.63 subject to increase to a maximum of $6.89 depending on whether HLTH sells certain auction rate securities that it owns before completion of the merger and, if so, the amount of the proceeds that it receives. HLTH is not required to sell any auction rate securities prior to the closing and, depending on market conditions, may not be able to do so for proceeds large enough to increase the merger consideration. Accordingly, you should not assume that the cash portion of the merger consideration will be greater than $6.63. On October 13, 2008, the minimum total merger consideration of 0.1979 shares of WebMD Common Stock and $6.63 in cash for each share of HLTH Common Stock was valued (based on the closing stock price of WebMD Common Stock on October 13, 2008 of $17.50 per share) at $10.09 per HLTH share (the closing stock price of HLTH Common Stock on October 13, 2008 was $8.61). For additional information regarding the auction rate securities, or ARS, see “Special Factors — Sources of Funds, Fees and Expenses.” For a description of how the actual amount of the merger consideration will be determined, see “The Merger Agreement — Effect on Capital Stock; Merger Consideration; Exchange of Certificates.”

If HLTH’s Porex business has not yet been sold at the time the merger occurs, WebMD may issue up to $250.0 million in 11% pay-in-kind redeemable subordinated notes (which we refer to as Merger Notes) to the HLTH stockholders in lieu of up to $[1.35] of the per share cash consideration that otherwise would be payable in the merger, as described beginning on page 110. The Merger Notes would be subject to mandatory redemption by WebMD from the proceeds of the divestiture of Porex and are described in “Description of Merger Notes.” Under the terms of the merger agreement, the aggregate principal amount of Merger Notes to be included in the merger consideration cannot exceed HLTH’s estimate of the shortfall in the cash needed to complete the merger and, if there is no such shortfall, no Merger Notes can be issued. WebMD and HLTH expect that the combined company will have more than enough cash to satisfy the closing condition relating to available cash and to pay the cash portion of the merger consideration, even if the sale of Porex has not been completed. Merger Notes would be issued in lieu of a portion of the cash consideration only if the sale of Porex has not been completed by the effective date of the merger and unforeseen events or circumstances occur prior to closing that would significantly reduce the expected amount of available cash. Accordingly, we consider it unlikely that the Merger Notes will be issued in lieu of any portion of the cash consideration otherwise payable in the merger. However, you should not assume that the cash portion of the merger consideration will definitely be paid only in cash.

WebMD will not issue any fractional shares of WebMD Common Stock in exchange for shares of HLTH Common Stock. Instead, each holder of a fractional share interest will be paid an amount in cash (without interest) equal to the fractional share interest multiplied by the closing price of a share of WebMD Class A Common Stock on the Nasdaq Global Select Market on the last trading day immediately preceding the effective time of the merger. For more information on the treatment of fractional shares, see “The Merger Agreement — Effect on Capital Stock; Merger Consideration; Exchange of Certificates — Exchange of Certificates.”

Q:	What will happen to shares of WebMD Common Stock in the merger?

A:	If the merger is completed, the shares of WebMD Class B Common Stock, all of which are held by HLTH, will become treasury stock of WebMD and will no longer be outstanding. The board of directors of WebMD expects to retire those treasury shares after the merger, at which point they would become authorized but unissued shares of WebMD Common Stock, available for issuance by WebMD in the future. Holders of WebMD Class A Common Stock will continue to own their existing shares, which will not be converted or cancelled in the merger. However, since there will no longer be any WebMD Class B Common Stock outstanding following the effective time of the merger, the merger agreement provides for the certificate of incorporation of WebMD to be amended at the time of the merger to reflect there being only one class of WebMD Common Stock outstanding and it will no longer be referred to as “Class A” after the merger. The only further changes being made to WebMD’s certificate of incorporation merely give effect, at the time of the merger, to provisions of the existing certificate of incorporation that would automatically have become effective whenever HLTH ceased to own a majority of the voting power of WebMD’s outstanding Common Stock. For a description of the changes to be made to the certificate of incorporation of WebMD in connection with the merger, see “Description of WebMD Capital Stock.”

Q:	What will happen to HLTH in the merger?

A:	Upon effectiveness of the merger, the separate corporate existence of HLTH will cease and WebMD will continue as the surviving company in the merger and will succeed to and assume all the rights and obligations of HLTH.

Q:	Why was the merger proposed by HLTH to WebMD?

A:	The key goals for the merger, as originally proposed, included:

• allowing HLTH’s stockholders to participate more directly in the ownership of WebMD;

• unlocking the value of the other HLTH assets;

• eliminating HLTH’s controlling interest in WebMD;

• enhancing the liquidity of WebMD Common Stock by significantly increasing the public float; and

• reducing the total number of outstanding shares of WebMD Common Stock.

HLTH proposed that the merger consideration be a combination of WebMD Common Stock and cash in order to enable its stockholders to realize a portion of value of their investment in HLTH in cash at closing, while also retaining an investment in WebMD. The boards of directors of HLTH and WebMD both believe that, as a result of the negotiations between HLTH and the special committee of the WebMD board of directors, the merger agreement provides for a transaction that generally meets HLTH’s original key goals and is fair to the holders of WebMD Class A Common Stock. The board of directors of HLTH also believes that the terms of the merger are fair to the holders of HLTH Common Stock. A detailed discussion of the background of, and reasons for, the merger are described in “Special Factors — Background of the Merger,” “Special Factors — HLTH’s Purposes and Reasons for the Merger” and “Special Factors — WebMD’s Purposes and Reasons for the Merger.”

Q:	Why did the WebMD board of directors appoint a special committee to negotiate with HLTH?

A:	Because of HLTH’s ownership of a controlling interest in WebMD, the board of directors of WebMD formed a special committee to consider and negotiate possible transactions between the two companies to be proposed by HLTH. Each of the members of the special committee is an independent director and none of its members serves as a director of HLTH. The special committee retained its own financial and legal advisors and, with the assistance of those advisors, negotiated the terms and conditions of the merger with HLTH.

Q:	Do the boards of directors of HLTH and WebMD recommend voting “FOR” the proposals to adopt the merger agreement and approve the merger at the Annual Meetings?

A:	Yes. Based on the recommendation of its special committee of independent directors, taking into consideration the fairness opinion of the special committee’s financial advisor, a copy of which is attached to this joint proxy statement/prospectus as Annex G, the board of directors of WebMD approved the merger agreement and the transactions contemplated thereby and declared the merger agreement advisable, and recommends that holders of WebMD Class A Common Stock vote “FOR” the proposal to adopt the merger agreement and approve the transactions contemplated thereby, including the merger, at the WebMD Annual Meeting.

Additionally, taking into consideration the fairness opinion of its financial advisor, a copy of which is attached to this joint proxy statement/prospectus as Annex F, the board of directors of HLTH also approved the merger agreement and the transactions contemplated thereby and declared the merger agreement advisable, and recommends that HLTH stockholders vote “FOR” the proposal to adopt the merger agreement and approve the transactions contemplated thereby, including the merger, at the HLTH Annual Meeting.

Q:	How do HLTH’s and WebMD’s directors and executive officers intend to vote on the proposal to adopt the merger agreement and approve the merger at the Annual Meetings?

A:	As of October 24, 2008, which is the record date for both the HLTH and WebMD Annual Meetings, the directors and executive officers of HLTH held and are entitled to vote, in the aggregate, shares of HLTH Common Stock representing approximately [5.3]% of the outstanding shares, and the directors and executive officers of WebMD held and are entitled to vote, in the aggregate, shares of WebMD Class A Common Stock representing approximately [0.3]% of the aggregate voting power of the outstanding shares of WebMD Common Stock. HLTH and WebMD each believe that its directors and executive officers intend to vote all of their shares of HLTH Common Stock and WebMD Class A Common Stock “FOR” the proposal to adopt the merger agreement and approve the merger at the respective Annual Meetings. In addition, HLTH has agreed in the merger agreement to vote the WebMD Class B Common Stock it owns, which represents over 96% of the combined voting power of all WebMD Common Stock, in favor of the merger. For a description of the reasons for the merger, see “Special Factors — HLTH’s Purposes and Reasons for the Merger” and “Special Factors — WebMD’s Purposes and Reasons for the Merger.”

Q:	When do you expect to complete the merger?

A:	If HLTH and WebMD receive the required stockholder approvals at their respective Annual Meetings, they expect to complete the merger shortly after those meetings.

Q:	How will the combined company’s business be different?

A:	The combined company will consist of WebMD’s business and may also include HLTH’s Porex business, which HLTH is currently in the process of divesting. HLTH sold its 48% interest in Emdeon Business Services, which we refer to as EBS, for $575 million in cash prior to entering into the merger agreement and, in July 2008, HLTH completed the sale of its ViPS business for $225 million in cash. HLTH currently has no operating businesses other than Porex and WebMD.

Q:	What will be the composition of the board of directors of WebMD and HLTH following the merger?

A:	Immediately following the merger, the directors of HLTH who are not currently directors of WebMD will become directors of WebMD and, together with WebMD’s existing directors, those directors will constitute the board of directors of the surviving corporation until their respective successors are duly elected and qualified or until their earlier resignation or removal.

Q:	What are the U.S. federal income tax consequences of the merger?

A:	The merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, so that a U.S. holder (as defined below in “Special Factors — Material U.S. Federal Income Tax Consequences of the Merger”) of HLTH generally will recognize gain (but not loss) in an amount not to exceed the sum of the cash and the fair market value of any Merger Notes received as part of the merger consideration as a result of the merger. The merger is conditioned on the receipt of legal opinions that for U.S. federal income tax purposes the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that each of WebMD and HLTH will be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code.

For a more complete discussion of the U.S. federal income tax consequences of the merger, see “Special Factors — Material U.S. Federal Income Tax Consequences of the Merger.” Tax matters are complicated and the consequences of the merger to you will depend on your particular facts and circumstances. You are urged to consult with your tax advisor as to the specific tax consequences of the merger to you, including the applicability of U.S. federal, state, local foreign and other tax laws.

Q:	What stockholder vote is required to adopt the merger agreement and approve the merger at the Annual Meetings?

A:	To be approved at the HLTH Annual Meeting, the proposal to adopt the merger agreement and approve the transactions contemplated by that agreement, including the merger must receive the affirmative vote of the holders of a majority of the outstanding HLTH Common Stock entitled to vote thereon.

To be approved at the WebMD Annual Meeting, the proposal to adopt the merger agreement and approve the transactions contemplated thereby, including the merger, must receive the affirmative vote of the holders of a majority of the voting power of the outstanding WebMD Common Stock entitled to vote thereon. The terms of the merger agreement do not require that at least a majority of WebMD’s unaffiliated stockholders approve the transactions contemplated by the merger agreement, including the merger. HLTH has agreed, in the merger agreement, to vote in favor of that proposal at the WebMD Annual Meeting. HLTH’s ownership of all of the outstanding shares of WebMD Class B Common Stock represents over 96% of the combined voting power of the two classes of WebMD Common Stock. As a result, HLTH is able, acting alone, to cause the approval of the proposal regarding the merger at the WebMD Annual Meeting.

Q:	Should I send in my HLTH share certificates now?

A:	No. If the merger is completed, written instructions will be sent to stockholders of HLTH with respect to the exchange of their share certificates for the merger consideration.

Q:	Are stockholders entitled to exercise dissenters’ rights?

A:	The stockholders of WebMD will not be entitled to exercise dissenters’ rights with respect to any matter to be voted upon at the WebMD Annual Meeting.

The stockholders of HLTH will be entitled to dissent from the merger and seek an appraisal of the fair value of their shares, but only if they comply with all requirements of Delaware law, which is summarized beginning on page 69 and set forth in Annex D of this joint proxy statement/prospectus. Based on the determination of the Delaware Court of Chancery, the appraised fair value of the HLTH shares may be more than, less than or equal to the value of the merger consideration. The appraised fair value of HLTH shares would be paid to the dissenting stockholders seeking an appraisal of their HLTH shares only if the merger is completed and an appraisal proceeding is completed.

*  *  *  *  *

Other Proposals to be Voted on at the WebMD Annual Meeting

Q:	What are the proposals to be voted on at the WebMD Annual Meeting, other than the proposal regarding the merger?

A:	At the WebMD Annual Meeting, holders of WebMD Common Stock will be asked:

• to elect two Class III directors, each to serve a three-year term expiring at the Annual Meeting of Stockholders in 2011 or until his successor is elected and has qualified or his earlier resignation or removal,

• to consider and vote on a proposal to ratify and approve an amendment to WebMD’s Amended and Restated 2005 Long-Term Incentive Plan, which we refer to as the 2005 Plan, to increase the number of shares of WebMD Common Stock issuable under the 2005 Plan by [ ] shares, to a total of [ ] shares; and

• to consider and vote on a proposal to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as WebMD’s independent auditor for the fiscal year ending December 31, 2008.

Holders of WebMD Common Stock will also be asked to consider and transact such other business as may properly come before the WebMD Annual Meeting or any adjournment or postponement thereof.

Q:	What stockholder vote is required to approve the items to be voted on at the WebMD Annual Meeting, other than the merger?

A:	With respect to the WebMD Annual Meeting:

• election of directors is by a plurality of the votes cast at the WebMD Annual Meeting with respect to the election; accordingly, the two nominees receiving the greatest number of votes for their election will be elected; and

• in order to be approved, the proposal regarding the amendment to the 2005 Plan and the proposal regarding ratification of the appointment of Ernst & Young LLP must each receive the affirmative vote of the holders of a majority of the voting power of the outstanding shares present or represented at the meeting and entitled to vote on the matter.

HLTH’s ownership of all outstanding shares of WebMD Class B Common Stock represents over 96% of the combined voting power of the two classes of WebMD Common Stock. As a result, HLTH is able, acting alone, to cause the approval of all proposals submitted for a vote at the WebMD Annual Meeting. HLTH has indicated that it intends to vote in favor of the election of Jerome C. Keller and Martin J. Wygod and in favor of the other two proposals described above.

Q:	How does the WebMD board recommend stockholders vote on the proposals to be voted on at the WebMD Annual Meeting, other than the merger?

A:	The WebMD board of directors recommends that stockholders vote: to elect Jerome C. Keller and Martin J. Wygod as Class III directors; “FOR” the proposal to approve the amendment to the 2005 Plan; and “FOR” the proposal to ratify the appointment of Ernst & Young LLP.

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Other Proposals to be Voted on at the HLTH Annual Meeting

Q:	What are the proposals to be voted on at the HLTH Annual Meeting, other than the proposal regarding the merger?

A:	At the HLTH Annual Meeting, holders of HLTH Common Stock will be asked:

• to elect two Class I directors, each to serve a three-year term expiring at the Annual Meeting of Stockholders in 2011 or until his successor is elected and has qualified or his earlier resignation or removal; and

• to consider and vote on a proposal to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as HLTH’s independent auditor for the fiscal year ending December 31, 2008, in the event that the merger is not completed.

Holders of HLTH Common Stock will also be asked to consider and transact such other business as may properly come before the HLTH Annual Meeting or any adjournment or postponement thereof.

Q:	What stockholder vote is required to approve the items to be voted on at the HLTH Annual Meeting, other than the merger?

A:	With respect to the HLTH Annual Meeting:

• election of directors is by a plurality of the votes cast at the Annual Meeting with respect to the election; accordingly, the two nominees receiving the greatest number of votes for their election will be elected; and

• in order to be approved, the proposal regarding ratification of the appointment of Ernst & Young LLP must receive the affirmative vote of the holders of a majority of the voting power of the shares present or represented at the meeting and entitled to vote on the matter.

Q:	How does the HLTH board recommend stockholders vote on the proposals to be voted on at the HLTH Annual Meeting, other than the merger?

A:	The HLTH board of directors recommends that stockholders vote: to elect Neil F. Dimick and Joseph E. Smith as Class I directors and “FOR” the proposal to ratify the appointment of Ernst & Young LLP.

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General Matters

Q:	What do I need to do now?

A:	We urge you to read this joint proxy statement/prospectus carefully, including its annexes, as well as the documents incorporated by reference into this joint proxy statement/prospectus. You also may want to review the documents referenced under “Where You Can Find More Information” and consult with your accounting, legal and tax advisors.

Q:	How do I vote my shares?

A:	Holders of shares of WebMD Class A Common Stock or HLTH Common Stock may indicate how they want to vote on their proxy card and then sign, date and mail their proxy card in the enclosed return envelope as soon as possible so that their shares may be represented at the WebMD Annual Meeting or the HLTH Annual Meeting, as applicable. Please note that if you are a stockholder of both HLTH and WebMD, you will be receiving two separate mailings that contain the same joint proxy statement/prospectus, but two different proxy cards: one for the WebMD Annual Meeting and one for the HLTH Annual Meeting. Please complete, sign, date and return all proxy cards you receive in order to ensure that your shares are voted at the WebMD Annual Meeting or the HLTH Annual Meeting, as applicable. Holders of shares of WebMD Class A Common Stock or HLTH Common Stock may also attend their respective company’s meeting in person instead of submitting a proxy.

Unless the shares are held in a brokerage account, if holders of shares of WebMD Class A Common Stock or HLTH Common Stock sign, date and send their proxy and do not indicate how they want to vote, their proxies will be voted “FOR” the adoption of the merger agreement and approval of the merger and “FOR” all other proposals to be voted on at the respective company’s Annual Meeting. If the shares are held in a brokerage account, please see the answer to the next question.

If holders of shares of WebMD Class A Common Stock or HLTH Common Stock either fail to return their proxy card (and do not vote in person at the meeting) or if they “ABSTAIN” with respect to the proposal regarding the merger, the effect will be the same as a vote “AGAINST” such proposal. With respect to the election of directors, failure to return a proxy card or withholding your vote will result in fewer votes being received by the nominees, but will not affect whether the nominees receive a plurality of the votes. With respect to all other proposals to be voted on at the WebMD or HLTH Annual Meeting:

• shares held by holders of shares of WebMD Class A Common Stock or HLTH Common Stock, as applicable, who fail to return their proxy card and do not attend the meeting in person will not be counted as present or represented at the meeting and will have no effect on whether those proposals are approved;

• abstentions will be treated as shares that are present or represented at the meeting, but will not be counted in favor of that proposal and, accordingly, will have the same effect as a vote against those proposals.

Q:	If my WebMD Class A Common Stock or HLTH Common Stock is held in a brokerage account or in “street name,” will my broker vote my shares for me?

A:	If you do not provide your bank or broker with instructions on how to vote your street name shares, your bank or broker will not be permitted to vote them with respect to the proposal regarding the merger or with respect to the proposal, at the WebMD Annual Meeting, regarding the amendment of the 2005 Plan. This results in a “broker non-vote.”

These “broker non-votes” will be counted for purposes of establishing a quorum since the bank or broker has the discretion to vote on election of directors and ratification of the appointment of Ernst & Young LLP. A broker non-vote with respect to the proposal regarding the merger will have the same effect as a vote “AGAINST” such proposal since approval of the proposal requires the affirmative vote of a majority of the voting power of the outstanding shares. A broker non-vote with respect to the amendment of the 2005 Plan will result in the shares not being considered present or represented at the meeting for purposes of that proposal and, accordingly, will have no impact on the outcome of the vote with respect to that proposal.

You should, therefore, provide your bank or broker with instructions on how to vote your shares or arrange to attend the WebMD Annual Meeting or the HLTH Annual Meeting, as the case may be, and vote your shares in person to avoid a broker non-vote. You are urged to utilize telephone or Internet voting if your bank or broker has provided you with the opportunity to do so. See the relevant voting instruction form for instructions. If your bank or broker holds your shares and you attend the Annual Meeting in person, you should bring a letter from your bank or broker identifying you as the beneficial owner of the shares and authorizing you to vote your shares at the meeting.

Q:	What do I do if I want to change my vote?

A:	You may change your vote at any time before the vote takes place at the WebMD Annual Meeting or the HLTH Annual Meeting, as the case may be. To do so, you may either complete and submit a new proxy card or send a written notice stating that you would like to revoke your proxy. In addition, you may elect to attend the WebMD Annual Meeting or the HLTH Annual Meeting, as the case may be, and vote in person, as described above.

Q:	Who can I contact with any additional questions?

A:	You may call the Investor Relations departments of WebMD or HLTH at:

WebMD Health Corp.	HLTH Corporation
111 Eighth Avenue	669 River Drive, Center 2
New York, New York 10011 (212) 624-3817	Elmwood Park, New Jersey 07407 (201) 414-2002

You may also contact HLTH and WebMD’s proxy solicitor at:

Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York 10022 Stockholders call toll-free: [ ] Banks and Brokers call collect: [ ]

Q:	Where can I find more information about the companies?

A:	You can find more information about WebMD and HLTH in the documents described under “Where You Can Find More Information.”

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all the information that is important to you. To fully understand the proposals to approve the merger to be voted on at the WebMD Annual Meeting and the HLTH Annual Meeting, and for a more complete description of the terms of the merger, you should read carefully this entire document, including the appendices, as well as the documents incorporated by reference into this joint proxy statement/prospectus, and the other documents to which we have referred you. For information on how to obtain the documents that we have filed with the SEC, see “Where You Can Find More Information.”

WebMD (page 99)

WebMD Health Corp., a Delaware corporation, is a leading provider of health information services to consumers, physicians and other healthcare professionals, employers and health plans through its public and private online portals and health-focused publications. The WebMD Health Network consists of the public portals that WebMD owns, such as www.WebMD.com, its primary public portal for consumers, and www.Medscape.com, its primary public portal for physicians and other healthcare professionals, as well as third party sites through which WebMD provides branded health and wellness content, tools and services. WebMD’s public portals for consumers enable them to obtain health and wellness information (including information on specific diseases and conditions), check symptoms, locate physicians, store individual healthcare information, receive periodic e-newsletters on topics of individual interest, enroll in interactive courses and participate in online communities with peers and experts. WebMD’s public portals for physicians and healthcare professionals make it easier for them to access clinical reference sources, stay abreast of the latest clinical information, learn about new treatment options, earn continuing medical education credit and communicate with peers. WebMD’s public portals generate revenue primarily through the sale of advertising and sponsorship products, as well as continuing medical education services. WebMD’s private portals enable employers and health plans to provide their employees and plan members with access to personalized health and benefit information and decision-support technology that helps them make more informed benefit, treatment and provider decisions. WebMD provides related services for use by such employees and members, including lifestyle education and personalized telephonic health coaching. WebMD generates revenue from its private portals primarily through the licensing of its products to employers and health plans, either directly or through distributors. WebMD also provides e-detailing promotion and physician recruitment services for use by pharmaceutical, medical device and healthcare companies. WebMD’s offline publications include The Little Blue Book, a physician directory, and WebMD the Magazine, a consumer magazine distributed to physician office waiting rooms.

WebMD Class A Common Stock, which has one vote per share, began trading on the Nasdaq National Market under the symbol “WBMD” on September 29, 2005 and now trades on a successor market, the Nasdaq Global Select Market. As of the date of this joint proxy statement/prospectus, HLTH Corporation owns all 48,100,000 shares of WebMD’s Class B Common Stock, which has five votes per share. As of October 8, 2008, the Class B Common Stock owned by HLTH represents approximately 84% of WebMD’s outstanding Common Stock; and, since WebMD Class B Common Stock has five votes per share and WebMD Class A Common Stock has one vote per share, HLTH’s ownership represents approximately 96% of the combined voting power of WebMD’s outstanding Common Stock.

WebMD’s executive offices are located at 111 Eighth Avenue, New York, New York 10011, and its telephone number is (212) 624-3700.

HLTH (page 99)

HLTH Corporation is a Delaware corporation that was incorporated in December 1995 and commenced operations in January 1996 as Healtheon Corporation. HLTH’s controlling interest in WebMD is described above. HLTH also owns the subsidiaries that constitute HLTH’s Porex business. Porex develops, manufactures and distributes proprietary porous plastic products and components used in healthcare, industrial and consumer applications. Porex’s customers include both end-users of its finished products, as well as manufacturers that include Porex components in their products. Porex is an international business with manufacturing operations in North America, Europe and Asia and customers in more than 75 countries. HLTH sold the subsidiaries that formerly constituted its ViPS business in July 2008 and is in the process of divesting Porex and, accordingly, has reflected ViPS and Porex as discontinued operations in its financial statements. (See Note 2 to the Notes to Consolidated Financial Statements of HLTH included as Annex B-1 to this joint proxy statement/prospectus.)

HLTH Common Stock, par value $0.0001 per share, began trading on the Nasdaq National Market under the symbol “HLTH” on February 11, 1999 and now trades under that symbol on the Nasdaq Global Select Market. As of October 8, 2008, there were 185,559,391 shares of HLTH Common Stock outstanding (including unvested shares of restricted HLTH Common Stock).

HLTH’s executive offices are located at 669 River Drive, Center 2, Elmwood Park, New Jersey 07407-1361, and its telephone number is (201) 703-3400.

The WebMD Annual Meeting (page 216)

WebMD will hold its Annual Meeting of Stockholders on December 5, 2008 at [     :     ] [     ].m., Eastern time, at          . At this meeting, stockholders of WebMD will be asked (1) to consider and vote on a proposal to adopt the merger agreement and approve the merger, (2) to elect two Class III directors, each to serve a three-year term expiring at the Annual Meeting of Stockholders in 2011 or until his successor is elected and has qualified or his earlier resignation or removal, (3) to consider and vote on a proposal to ratify and approve an amendment to WebMD’s Amended and Restated 2005 Long-Term Incentive Plan to increase the number of shares of WebMD Common Stock issuable under that Plan by [          ] shares, to a total of [          ] shares and (4) to consider and vote on a proposal to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as WebMD’s independent auditor for the fiscal year ending December 31, 2008.

You can vote at the WebMD Annual Meeting only if you owned WebMD Common Stock at the close of business on October 24, 2008, which is the record date for that meeting.

The HLTH Annual Meeting (page 158)

HLTH will hold its Annual Meeting of Stockholders on December 5, 2008 at [     :     ] [     ].m., Eastern time, at          . At this meeting, stockholders of HLTH will be asked (1) to consider and vote on the adoption of the merger agreement and approval of the merger, (2) to elect two Class I directors of HLTH, each to serve a three-year term expiring at the Annual Meeting of Stockholders in 2011 or until his successor is elected and has qualified or his earlier resignation or removal, and (3) to consider and vote on a proposal to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as HLTH’s independent auditor for the fiscal year ending December 31, 2008, in the event that the merger is not completed.

You can vote at the HLTH Annual Meeting only if you owned HLTH Common Stock at the close of business on October 24, 2008, which is the record date for that meeting.

Terms of the Merger (pages 108)

Under the terms of the merger agreement between HLTH and WebMD, HLTH will merge with and into WebMD and each outstanding share of HLTH Common Stock will be converted into 0.1979 shares of WebMD Common Stock and $6.63 in cash (a portion of which may, instead, be paid in 11% pay-in-kind redeemable subordinated notes, as described below), with the $6.63 subject to increase to a maximum of $6.89 depending on whether HLTH sells certain auction rate securities that it owns before completion of the merger and, if so, the amount of the proceeds that it receives, as described below. However, there can be no assurance at this time that the cash portion of the merger consideration will be greater than $6.63 per share. On October 13, 2008, the minimum total merger consideration of 0.1979 shares of WebMD Common Stock and $6.63 in cash for each share of HLTH Common Stock was valued (based on the closing stock price of WebMD Common Stock on October 13, 2008 of $17.50 per share) at $10.09 per HLTH share (the closing stock price of HLTH

Common Stock on October 13, 2008 was $8.61). Upon effectiveness of the merger, the separate corporate existence of HLTH will cease, and WebMD will succeed to and assume all the rights and obligations of HLTH in accordance with the Delaware General Corporation Law. In the merger, the certificate of incorporation of WebMD will be amended and restated to eliminate the dual class structure of the Common Stock and to provide for a maximum number of shares of WebMD Common Stock of 650,000,000 (an amount equal to the sum of the maximum number of shares of Class A Common Stock and of Class B Common Stock under the existing certificate of incorporation). The only further changes being made to WebMD’s certificate of incorporation merely give effect, at the time of the merger, to provisions of the existing certificate of incorporation that would automatically have become effective whenever HLTH ceased to own a majority of the voting power of WebMD’s outstanding Common Stock. As a result of the merger, existing shares of WebMD’s Class B Common Stock will become treasury stock of WebMD and will cease to be outstanding. The board of directors of WebMD expects to retire those treasury shares after the merger, at which point they would become authorized but unissued shares of WebMD Common Stock, available for issuance by WebMD in the future. Existing shares of WebMD’s Class A Common Stock will remain outstanding as shares of WebMD Common Stock. After the merger, WebMD Common Stock will continue to be quoted on the Nasdaq, under the symbol “WBMD.”

The cash portion of the merger consideration will be funded from cash and investments at WebMD and HLTH, and if completed prior to closing, the proceeds from the sale of HLTH’s Porex business. Under the merger agreement, as a condition to closing, HLTH is required to do one of the following: (i) sell its investments in certain auction rate securities (which we refer to as ARS) (excluding any ARS investments held by WebMD) prior to closing, in which case the aggregate cash consideration payable in the merger would be increased by an amount equal to the excess, if any, of the aggregate cash proceeds received by HLTH in the sale of such ARS investments over 75% of the principal amount of such ARS investments (equal to $190.3 million as of October 8, 2008), which could increase the per share consideration by up to $0.26, for a total of up to $6.89 per share, if HLTH receives 100% of the principal amount of all of its ARS investments, or (ii) borrow 75% of the principal amount of its ARS investments pursuant to the HLTH loan agreement, dated as of May 6, 2008, between HLTH and Citigroup Global Markets Holdings Inc. (which we refer to as the HLTH Loan Agreement) or (iii) have satisfied all conditions precedent under the HLTH Loan Agreement to permit HLTH to borrow 75% of the principal amount of its ARS investments at the effective time of the merger. The types of ARS investments that HLTH owns are backed by student loans, 97% of which are guaranteed under the Federal Family Education Loan Program. See Note 23 to Notes to Consolidated Financial Statements of HLTH included as Annex B-1 to this joint proxy statement/prospectus. For more information regarding the possible increase to the cash portion of the merger consideration, see “The Merger Agreement — Effect on Capital Stock; Merger Consideration; Exchange of Certificates — Effect on Capital Stock; Merger Consideration,” beginning on page 108.

If HLTH’s Porex business has not yet been sold at the time the merger occurs, WebMD may issue up to $250.0 million in 11% pay-in-kind redeemable subordinated notes (which we refer to as Merger Notes) to the HLTH stockholders in lieu of up to $[1.35] of the per share cash consideration that otherwise would be payable in the merger as described beginning on page 110. The Merger Notes would be subject to mandatory redemption by WebMD from the proceeds of the divestiture of Porex and are described in “Description of Merger Notes” below. Under the terms of the merger agreement, the aggregate principal amount of Merger Notes to be included in the merger consideration cannot exceed HLTH’s estimate of the shortfall in the cash needed to complete the merger and, if there is no such shortfall, no Merger Notes can be issued. WebMD and HLTH expect that the combined company will have more than enough cash to satisfy the closing condition relating to available cash and to pay the cash portion of the merger consideration, even if the sale of Porex has not been completed. Merger Notes would be issued in lieu of a portion of the cash consideration only if the sale of Porex has not been completed by the effective date of the merger and unforeseen events or circumstances occur prior to closing that would significantly reduce the expected amount of available cash. Accordingly, we consider it unlikely that the Merger Notes will be issued in lieu of any portion of the cash consideration otherwise payable in the merger. However, you should not assume that the cash portion of the merger consideration will definitely be paid only in cash.

Treatment of HLTH’s Convertible Notes in the Merger (page 106)

Following the merger, WebMD as the surviving corporation will assume the obligations of HLTH under HLTH’s 3 1/8% Convertible Notes due September 1, 2025 and HLTH’s 1.75% Convertible Subordinated Notes due June 15, 2023 (which we collectively refer to as the Convertible Notes). In the event a holder of the Convertible Notes converts those Convertible Notes into shares of HLTH Common Stock pursuant to the terms of the applicable indenture prior to the effective time of the merger, those shares would be treated in the merger like all other shares of HLTH Common Stock. In the event a holder of the Convertible Notes converts those Convertible Notes pursuant to the applicable indenture following the effective time of the merger, those Convertible Notes would be converted into the right to receive the merger consideration payable in respect of the HLTH shares into which such Convertible Notes would have been convertible prior to the merger.

Reasons for the Merger (pages 30 and 32)

When HLTH proposed the merger to the special committee of the WebMD board of directors in November 2007, its key goals for the transaction included allowing HLTH’s stockholders to participate more directly in the ownership of WebMD and unlocking the value of the other HLTH assets, while eliminating HLTH’s controlling interest in WebMD, reducing the capitalization of WebMD and enhancing the liquidity of WebMD Common Stock by significantly increasing the public float. HLTH proposed that the merger consideration be a combination of WebMD Common Stock and cash in order to enable its stockholders to realize a portion of value of their investment in HLTH at closing, while also retaining an investment in WebMD. The boards of directors of HLTH and WebMD both believe that, as result of the negotiations between HLTH and the special committee of the WebMD board of directors, the merger agreement provides for a transaction that meets HLTH’s original key goals and is fair to the holders of WebMD Class A Common Stock. The board of directors of HLTH also believes that the terms of the merger are fair to the holders of HLTH Common Stock. A detailed discussion of the background of, and reasons for, the merger are described in “Special Factors — Background of the Merger.”

Conditions to Completion of the Merger (page 117)

The merger will be completed only if specific conditions, including, among others, the following, are met or waived by the parties to the merger agreement:

•	the HLTH and WebMD proposals to adopt the merger agreement and approve the merger have been approved by the requisite votes of the HLTH and WebMD stockholders, as applicable;

•	the registration statement that includes this joint proxy statement/prospectus has been declared effective by the SEC;

•	the shares of WebMD Common Stock to be issued in the merger have been approved for listing on the Nasdaq Global Select Market;

•	the receipt by each of HLTH and WebMD of a legal opinion from its respective counsel with respect to certain federal income tax consequences of the merger;

•	the representations and warranties of the parties to the merger agreement are true and correct, except for inaccuracies that would not have a material adverse effect;

•	the requisite covenants of each of the parties have been performed in all material respects in accordance with the merger agreement;

•	HLTH has (i) completed the sale of its ARS investments; (ii) borrowed 75% of the principal amount of its ARS investments pursuant to the HLTH Loan Agreement; or (iii) satisfied all conditions precedent under the HLTH Loan Agreement to permit HLTH to borrow 75% of the principal amount of its ARS investments at the effective time of the merger;

•	since the date of the merger agreement, there has not been a material adverse effect relating to HLTH, on the one hand, or WebMD, on the other hand;

•	the absence of any governmental law or order that would make the merger illegal or would otherwise prohibit the consummation of the merger; and

•	an amount of “Available Cash” (the calculation of which is described beginning on page 110 below) that, together with any Merger Notes (as described below) to be included in the merger consideration, is sufficient to pay the cash portion of the merger consideration.

Ownership of WebMD After the Merger

Currently, the holders of WebMD’s Class A Common Stock hold approximately 16% of WebMD’s combined issued and outstanding shares and have approximately 3.8% of the combined voting power of the outstanding shares. In connection with the merger, WebMD’s Class B Common Stock will cease to be outstanding, and WebMD’s certificate of incorporation will be amended and restated to eliminate the dual class structure of its shares. If the merger is completed, holders of WebMD’s Class A Common Stock immediately before the merger will hold approximately 20.5% of WebMD’s issued and outstanding Common Stock immediately following the merger (based on shares outstanding as of October 8, 2008); this will also represent approximately 20.5% of the voting power of the issued and outstanding Common Stock, since there will be only one class of stock outstanding, and each share will have one vote. The ownership of 20.5% following the merger assumes that 48.1 million shares of WebMD currently held by HLTH are replaced by approximately 36.5 million new shares of WebMD Common Stock, which will be issued at the rate of 0.1979 shares of WebMD for each outstanding share of HLTH.

The WebMD Special Committee (page 17)

Because of HLTH’s controlling interest in WebMD, the board of directors of WebMD formed a special committee to consider and negotiate possible transactions with HLTH. Each of the members of the special committee is an independent director and none of its members serves as a director of HLTH. The members of the special committee are Jerome C. Keller and Stanley S. Trotman. The special committee reviewed and considered the terms and conditions of the merger as well as the opinion of an independent investment banking firm retained by the special committee that the merger, from a financial point of view, is procedurally and substantively fair to the unaffiliated shareholders of WebMD.

Recommendations of the WebMD Special Committee and the Boards of Directors (pages 32 and 35)

•	Special Committee Recommendation. WebMD’s special committee unanimously recommended to the board of directors of WebMD that the adoption of the merger agreement and approval of the merger were advisable and in the best interests of WebMD and the holders of WebMD Class A Common Stock, and that the merger agreement and the transactions contemplated thereby, including the merger, should be approved.

•	WebMD Board Recommendation. Based on the recommendation of the special committee, taking into consideration the fairness opinion of the special committee’s financial advisor, a copy of which is attached to this joint proxy statement/prospectus as Annex G, the board of directors of WebMD unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, and recommends that holders of WebMD Class A Common Stock vote “FOR” the proposal to adopt the merger agreement and approve the transactions contemplated thereby, including the merger, at the WebMD Annual Meeting. The WebMD board of directors also recommends that, at the Annual Meeting, WebMD stockholders vote: “FOR” the election of Jerome C. Keller and Martin J. Wygod as Class III directors of WebMD; “FOR” the ratification and approval of the proposed amendment to the Amended and Restated 2005 Long-Term Incentive Plan; and “FOR” the ratification and appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as WebMD’s independent auditor for the fiscal year ending December 31, 2008.

•	HLTH Board Recommendation. Taking into consideration the fairness opinion of its financial advisor, a copy of which is attached to this joint proxy statement/prospectus as Annex F, the board of directors of HLTH unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, and recommends that HLTH stockholders vote “FOR” the proposal to adopt the merger agreement and approve the transactions contemplated thereby, including the merger, at the HLTH Annual Meeting. The HLTH board of directors also recommends that, at the HLTH Annual Meeting, HLTH stockholders vote: “FOR” the election of Neil F. Dimick and Joseph E. Smith as Class I directors of HLTH; and “FOR” the ratification and appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as HLTH’s independent auditor for the fiscal year ending December 31, 2008, in the event that the merger is not completed.

Interests of Certain Persons in the Merger (page 60)

In considering the recommendation of HLTH’s board of directors, you should be aware that certain of HLTH’s executive officers and directors may have interests in the transaction that are different from, or are in addition to, the interests of HLTH’s unaffiliated stockholders. In considering the recommendation of WebMD’s board of directors, you should be aware that certain of WebMD’s executive officers and directors may have interests in the transaction that are different from, or are in addition to, the interests of WebMD’s unaffiliated stockholders. WebMD’s special committee, WebMD’s board of directors and HLTH’s board of directors were aware of these potential or actual conflicts of interest and considered them along with other matters when they determined to recommend the merger. See “Special Factors — Background of the Merger.”

In addition, HLTH’s and WebMD’s directors at the effective time of the merger will become directors of the surviving corporation. It is expected that the executive officers of WebMD immediately prior to the effective time of the merger will remain executive officers of the surviving corporation and will hold the same positions they currently hold at WebMD. Certain of HLTH’s executives that have provided WebMD with services under a service agreement will also be employed by WebMD after the consummation of the merger. It is anticipated that Kevin Cameron and Charles Mele, HLTH’s chief executive officer and general counsel, respectively, will undergo changes in title and position that may permit them to terminate employment with WebMD as HLTH’s successor for good reason. For more information on the effect of the merger on the current directors and executive officers of HLTH and WebMD, see “Special Factors — Interests of Certain Persons in the Merger.”

Anticipated Accounting Treatment of the Merger (page 69)

The merger will be treated as a purchase of the minority interest in WebMD by HLTH. Because HLTH’s stockholders as a group will own the majority of the voting rights of WebMD following the merger, HLTH will be treated as the acquirer for accounting purposes and will account for the merger as a reverse acquisition in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” In connection with this accounting treatment, the fair value of WebMD will be allocated to the assets and liabilities of WebMD based on the historical cost basis of such assets and liabilities for the approximately 83% of WebMD owned by HLTH prior to the merger and based on the fair values of such assets and liabilities for the approximately 17% minority interest acquired (which considers certain WebMD shares to be issued pursuant to the purchase agreement for the acquisition of Subimo, LLC). See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Termination of the Merger Agreement (page 118)

Even if the stockholders of WebMD and HLTH approve the WebMD and HLTH proposals to adopt the merger agreement and approve the merger, WebMD and HLTH can jointly agree to terminate the merger agreement by mutual written consent. The merger agreement may also be terminated:

•	by either WebMD (upon the approval of its special committee) or HLTH if the merger has not occurred by December 31, 2008; provided, however, that a party will not have the right to terminate if its failure to fulfill any obligation under the merger agreement has caused the failure of the merger on or before that date; or

•	by either WebMD (upon the approval of its special committee) or HLTH if any law or governmental order has the effect of making the merger illegal or preventing or prohibiting the merger; or

•	by either WebMD (upon the approval of its special committee) or HLTH if: (i) the other party’s board of directors recommends a “Competing Transaction” (defined below) to its stockholders or enters into an agreement with respect to a Competing Transaction, (ii) a tender offer or exchange offer for 15% or more of the outstanding shares of capital stock of the other party is made and the other party’s board of directors fails to recommend against it or (iii) the other party’s board of directors withdraws or changes its recommendation of the merger agreement or the merger in a manner adverse to the terminating party; or

•	by either WebMD (upon the approval of its special committee) or HLTH, if HLTH stockholders fail to adopt the merger agreement and approve the merger and the other transactions contemplated thereby at the HLTH Annual Meeting; or

•	by either WebMD (upon the approval of its special committee) or HLTH, if WebMD stockholders fail to adopt the merger agreement and approve the merger and the other transactions contemplated thereby at the WebMD Annual Meeting; or

•	by WebMD (upon the approval of its special committee) upon HLTH’s breach of any representation, warranty, covenant or agreement, or if any representation or warranty of HLTH has become untrue, such that the condition to closing regarding HLTH’s representations and warranties and covenants would not be satisfied. However, if the breach or inaccuracy is curable, WebMD may not terminate for so long as HLTH exercises its best efforts to cure such breach, unless such breach is not cured within 15 business days after receipt of written notice of such breach; or

•	by HLTH upon WebMD’s breach of any representation, warranty, covenant or agreement, or if any representation or warranty of WebMD has become untrue, such that the condition to closing regarding WebMD’s representations and warranties and covenants would not be satisfied. However, if the breach or inaccuracy is curable, HLTH may not terminate for so long as WebMD exercises its best efforts to cure such breach, unless such breach is not cured within 15 business days after receipt of written notice of such breach; or

•	by HLTH, upon the approval of the HLTH board of directors, if the HLTH board determines in good faith after consultation with counsel that it is required by its fiduciary duties under law to terminate the merger agreement in favor of a competing proposal that is more favorable to the HLTH stockholders than the merger; or

•	by WebMD, upon the approval of its special committee, if the special committee determines in good faith after consultation with counsel that it is required by its fiduciary duties under law to terminate the merger agreement in favor of a competing proposal that is more favorable to the WebMD stockholders than the merger.

For purposes of the discussion above, a “Competing Transaction” means:

•	with respect to any party, (a) a merger transaction resulting in that party’s stockholders owning less than 90% of the voting power of the resulting entity; (b) a sale of more than 10% of the aggregate fair market value of that party’s consolidated assets; (c) a sale of more than 10% of any class of that party’s equity securities; (d) a tender offer or exchange offer that would result in any person beneficially owning more than 10% of any class of that party’s equity securities; or (e) a transaction which would reasonably be expected to impede, interfere with, prevent or materially delay any of the transactions under the merger agreement;

•	with respect to HLTH, any solicitation opposing the HLTH stockholders’ adoption of the merger agreement and approval of the merger; or

•	with respect to WebMD, any solicitation opposing the WebMD stockholders’ adoption of the merger agreement and approval of the merger.

Dissenters’ Rights (page 69)

The stockholders of WebMD will not be entitled to exercise dissenters’ rights with respect to any matter to be voted on at the WebMD Annual Meeting.

The stockholders of HLTH will be entitled to dissent from the merger and seek an appraisal of the fair value of their shares, but only if they comply with all requirements of Delaware law summarized below, beginning on page 69, and set forth in Annex D of this joint proxy statement/prospectus. Based on the determination of the Delaware Court of Chancery, the appraised fair value of the HLTH shares may be more than, less than or equal to the value of the merger consideration. The appraised fair value of HLTH shares would be paid to the dissenting stockholders only if the merger is completed and an appraisal proceeding is completed.

The stockholders of HLTH will not be entitled to exercise dissenters’ rights with respect to any matter to be voted upon at the HLTH Annual Meeting, other than the proposal to adopt the merger agreement and approve the merger.

Listing of WebMD Common Stock (page 65)

After the merger, the shares of WebMD Common Stock will continue to be listed on the Nasdaq Global Select Market under the symbol “WBMD.”

WebMD Ratio of Earnings to Fixed Charges

The following table sets forth WebMD’s consolidated ratio of earnings to fixed charges for each of the periods indicated:

	Six Months Ended June 30,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003

Ratio of Earnings to Fixed Charges	*	8.9	26.2	4.8	6.2	8.2	*

*	The earnings for the six months ended June 30, 2008 and for the year ended December 31, 2003 were inadequate to cover total fixed charges. The coverage deficiency for the six months ended June 30, 2008 and for the year ended December 31, 2003 (in thousands) was $8,730 and $7,521, respectively.

	Six Months Ended June 30, 2008	Year Ended December 31, 2007

Pro Forma Ratio of Earnings to Fixed Charges	47.0	*

*	The earnings for the year ended December 31, 2007 were inadequate to cover total fixed charges. The coverage deficiency for the year ended December 31, 2007 (in thousands) was $14,370.

In computing the ratio of earnings to fixed charges, earnings have been based on income from continuing operations before income tax provision (benefit) plus fixed charges. Fixed charges consist of the portion of rental expense on operating leases attributable to interest.

HLTH Ratio of Earnings to Fixed Charges

The following table sets forth HLTH’s consolidated ratio of earnings to fixed charges for each of the periods indicated:

	Six Months Ended June 30,		Years Ended December 31,
	2008	2007	2007	2006

Ratio of Earnings to Fixed Charges	48.1	*	1.7	19.7

*	The earnings for the six months ended June 30, 2007 were inadequate to cover total fixed charges. The coverage deficiency for the six months ended June 30, 2007 (in thousands) was $7,566.

In computing the ratio of earnings to fixed charges, earnings have been based on income from continuing operations before income tax provision (benefit) plus fixed charges. Fixed charges consist of interest, amortization of debt issuance costs and the portion of rental expense on operating leases attributable to interest.

SPECIAL FACTORS

Background of the Merger

The HLTH board of directors has regularly considered various strategic alternatives to enhance shareholder value. From February 2007 until September 2007, HLTH management, with assistance from O’Melveny, outside counsel to HLTH, performed preliminary analyses of the feasibility of potential transactions involving both combining HLTH and WebMD to become one company and separating HLTH and WebMD to become unrelated companies. The key goals for such a transaction included allowing HLTH’s stockholders to participate more directly in the ownership of WebMD and unlocking the value of the other HLTH assets, while eliminating HLTH’s controlling interest in WebMD and enhancing the liquidity of WebMD Common Stock by significantly increasing the public float. HLTH management began such analysis because, following HLTH’s sales of Emdeon Practice Services and 52% of Emdeon Business Services in late 2006 and HLTH’s repurchase in December 2006 of approximately 129 million shares of HLTH Common Stock using proceeds from those sales, HLTH management believed that many of HLTH’s stockholders owned their HLTH shares primarily as a means to invest indirectly in WebMD and might prefer to have a direct ownership interest in WebMD if that could be accomplished in an appropriate transaction. During this period, HLTH management regularly reported to the HLTH board of directors on the status of the preliminary analyses, including regarding possible transactions involving a merger of HLTH and WebMD or, alternatively, an exchange offer pursuant to which HLTH would offer to exchange HLTH shares from its existing stockholders in exchange for shares of WebMD held by HLTH. After a lengthy period of preliminary analysis, HLTH’s board of directors determined to have management focus its analyses on a structure involving a direct merger of HLTH and WebMD, with WebMD surviving the merger, and with HLTH to divest some or all of ViPS, Porex and HLTH’s remaining 48% interest in EBS. HLTH’s board also instructed its management that any proposal and process of negotiation for such a merger should take into consideration the goal to have substantive and procedural fairness to WebMD Class A Common stockholders. The HLTH board chose to focus the analysis on a structure involving the merger of HLTH and WebMD, with potential divestitures of HLTH’s other business, because:

•	the HLTH board believed that the merger structure would be more likely to meet the goals of HLTH stockholders investing in HLTH primarily as a means to invest indirectly in WebMD, while the exchange offer structure would have resulted in HLTH stockholders retaining a portion of their HLTH Common Stock while exchanging a portion of their HLTH Common Stock for shares of WebMD Common Stock;

•	the exchange offer structure would have resulted in there continuing to be two public companies, with each bearing the expenses of being a public company;

•	there were some uncertainties regarding whether the exchange offer structure would qualify as a tax-free exchange, while the tax treatment of the merger structure was clearer; and

•	the HLTH board believed that completion of an exchange offer, a more complicated and unusual transaction structure, would present greater execution challenges and be more difficult to complete than the merger structure.

On October 4, 2007, a joint telephonic meeting of the HLTH board of directors and the WebMD board of directors was held. Also in attendance were certain members of management of HLTH and WebMD, including Mr. Wygod, Chairman of the Board of both HLTH and WebMD, Kevin Cameron, Chief Executive Officer of HLTH, Charles Mele, General Counsel of HLTH, Mark Funston, Chief Financial Officer of both HLTH and WebMD, and Douglas Wamsley, General Counsel of WebMD. At the request of the HLTH board of directors, Spencer Klein of O’Melveny also attended the joint meeting. At the joint meeting, Mr. Cameron described the following structuring for a potential transaction between HLTH and WebMD being analyzed by HLTH’s management:

•	a direct merger of HLTH into WebMD, with WebMD being the surviving corporation;

•	in the merger, HLTH Common Stock would be converted into a combination of WebMD Common Stock and cash, with the stock portion being tax-free and with the cash portion of the merger consideration being funded from a combination of cash proceeds from the potential sale of some or all of ViPS, Porex and HLTH’s 48% interest in EBS, together with existing cash on hand at HLTH and/or WebMD and potential proceeds from option exercises;

•	in the event that HLTH does not have sufficient cash at the closing date to pay all of the cash portion of the merger consideration, publicly-tradable notes could be issued in lieu of some or all of the cash portion of the merger consideration; and

•	WebMD stockholders, other than HLTH, would continue to own their shares of WebMD Common Stock following the potential transaction; WebMD’s dual class stock structure would be eliminated; and the total number of outstanding shares of WebMD Common Stock would be reduced in the transaction.

Mr. Cameron indicated that the form of a potential transaction was still under consideration by HLTH, that HLTH was not making a formal proposal at that time, and that neither the HLTH board of directors nor the WebMD board of directors was being asked to act with respect to any transaction at that time. Mr. Cameron then described some of the objectives and benefits of such a transaction, including the following:

•	the transaction would allow HLTH stockholders to directly participate in the ownership of WebMD and allow them to participate in WebMD’s growth, which certain HLTH stockholders had indicated was their reason for investing in HLTH;

•	the sale of the non-core subsidiaries would unlock their value for the HLTH stockholders;

•	the transaction would increase the ownership stake in the core WebMD business of the existing WebMD stockholders (other than HLTH) through a reduction in the number of outstanding WebMD shares, increase the public float and liquidity of WebMD Common Stock, and eliminate the existence of the controlling block of WebMD Class B Common Stock held by HLTH; and

•	the proposed transaction would provide WebMD with greater flexibility in financing its business, including using its equity to finance acquisitions.

After discussion regarding legal, tax, accounting and other issues that had been analyzed by management and outside counsel regarding the potential transaction structure and other alternative structures, the HLTH board of directors authorized HLTH to engage a financial advisor with respect to the potential transaction. The HLTH board of directors also authorized HLTH to reimburse WebMD for any expenses incurred by WebMD in connection with the evaluation and negotiation of a possible transaction with HLTH.

Immediately following the joint meeting, the WebMD board of directors met separately by telephone. The meeting was also attended by Mr. Wamsley and, at the request of Mr. Wygod, Mr. Klein of O’Melveny. At this meeting, the WebMD board of directors formed a special committee consisting of Jerome C. Keller, Dr. Abdool Rahim Moossa, and Stanley S. Trotman, Jr., the independent members of the WebMD board of directors who are not on the HLTH board of directors, to consider a potential transaction with HLTH. The WebMD special committee was vested with the power, among other things, to retain legal and financial advisors at HLTH’s expense and to review and negotiate on behalf of the holders of WebMD Class A Common Stock the terms and conditions of a potential transaction with HLTH, with any such transaction recommended by the WebMD special committee subject to the approval of WebMD’s full board of directors. The WebMD board of directors also directed WebMD’s management to fully support and cooperate with the WebMD special committee. The WebMD special committee appointed Mr. Trotman as its Chairman.

Shortly thereafter, the WebMD special committee began the process of retaining independent legal and financial advisors. During the week of October 8, 2007, the WebMD special committee interviewed several law firms and several potential financial advisors. The WebMD special committee eventually retained Cahill to serve as its legal counsel, Abrams & Laster, LLP to serve as its special Delaware counsel and Morgan Joseph & Co. Inc. (which we refer to as Morgan Joseph) to serve as its financial advisor. Morgan Joseph is a full service investment banking firm dedicated to serving middle market companies, with expertise in providing mergers and acquisitions advice, restructuring advice, private placements and public offering of debt and equity.

Following the meeting on October 4, 2007, HLTH interviewed several potential financial advisors, including Raymond James & Associates, Inc. (which we refer to as Raymond James), which it ultimately retained based on the firm’s experience and expertise. Raymond James is a nationally recognized investment banking services firm that is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

On October 22, 2007, certain officers of HLTH, including Mr. Mele and Jason Holden, Vice President of Corporate Development of HLTH, met with the members of the WebMD special committee and their legal advisors in order to provide background information regarding HLTH and WebMD in preparation for the due diligence investigation to be conducted by the WebMD special committee and its advisors. After this meeting, contacts regarding such investigation continued throughout the period in which discussions regarding the potential merger were being held between HLTH and the WebMD special committee and involved representatives of HLTH, WebMD and their respective advisors.

On October 30, 2007, following discussions between Mr. Trotman and Mr. Wygod regarding the proposed timing of the proposed transaction and the time commitment that the negotiations would require, Dr. Moossa resigned from the WebMD special committee in light of certain scheduling conflicts that required him to be out of the country during a portion of the anticipated activity of the WebMD special committee.

On November 7, 2007, each of HLTH and WebMD announced its financial results for the quarter ended September 30, 2007 and disclosed the status of the discussions regarding the potential merger, as well as the formation of the WebMD special committee by the WebMD board and the retention of financial advisors by the WebMD special committee and by HLTH.

On November 16, 2007, the board of directors of HLTH met telephonically to receive updates from HLTH management and advisors about the potential merger transaction and the potential divestitures of ViPS, Porex and HLTH’s 48% interest in EBS. At that meeting, HLTH management reported to the HLTH board of directors regarding discussions being held with General Atlantic LLC (which we refer to as General Atlantic) and with private equity firm Hellman & Friedman, LLC (which we refer to as Hellman) regarding a potential sale of HLTH’s 48% interest in EBS. As to ViPS and Porex, Mr. Wygod advised that, while HLTH had not yet engaged investment bankers or formally started any sale processes for these two businesses, it had received several calls from potential strategic buyers expressing their interest in them. A representative of Raymond James, HLTH’s advisor with respect to the merger but not the potential ViPS or Porex transactions, presented the HLTH board of directors with some background information and preliminary views on the potential WebMD transaction. At the conclusion of the meeting, Mr. Wygod indicated that management, with assistance from HLTH’s legal and financial advisors, planned to refine the terms to be included in the proposal to be made to the WebMD special committee of the WebMD board and to seek approval, in approximately one week, from the HLTH board of directors for making such proposal.

On November 20, 2007, the board of directors of HLTH met telephonically regarding the proposal to be made to the WebMD special committee and, after discussion with HLTH management and HLTH’s legal and financial advisors, approved making the proposal described in the next paragraph. In addition, the HLTH board received an update regarding the discussions being held with General Atlantic and Hellman regarding the potential sale of HLTH’s 48% interest in EBS.

On November 21, 2007, HLTH made the following non-binding proposal to the WebMD special committee for the merger of HLTH with WebMD on the following terms:

•	a direct merger of HLTH into WebMD, with WebMD being the surviving corporation and HLTH Common Stock being converted into (i) 0.1884 shares of WebMD Common Stock plus (ii) $8.25 in cash, payable at the closing of the proposed transaction, which (based on the closing stock price of WebMD Class A Common Stock on November 19, 2007 of $42.23 per share) would have an aggregate value of $16.50 per HLTH share (the closing stock price of HLTH Common Stock on November 19, 2007 was $13.63);

•	a portion of the cash consideration payable in the merger would come from cash on hand at HLTH and WebMD and the potential proceeds of option exercises, and the balance of the cash needed to fund the cash consideration would be paid from proceeds of the divestitures of Porex, ViPS and HLTH’s 48% interest in EBS; and

•	if the divestitures of Porex, ViPS and HLTH’s 48% interest in EBS were not all completed as of the closing of the merger transaction and, as a result, an insufficient amount of cash is available as of closing to pay the full cash portion of the consideration, WebMD would issue up to $500 million in redeemable notes to the HLTH stockholders in lieu of that portion of the cash consideration, with the notes to be redeemed from proceeds of such divestitures when they were completed.

On this proposal, the merger would not be conditioned on the completion of any of the divestitures, and the capitalization of WebMD would be reduced in the merger by approximately 2 million shares, on a fully diluted, as-converted basis. Later that day, the WebMD special committee, with its advisors, and HLTH, with its advisors, had a telephone conference in which the representatives of HLTH and its advisors presented and explained the proposal.

On November 29, 2007, the parties had various negotiations and agreed that, since WebMD does not prepare 5-year projections, Morgan Joseph, in preparing its fairness opinion, could use the financial projections for WebMD produced by an investment research analyst from another investment bank that has historically followed WebMD stock. After reviewing those projections with WebMD management, Morgan Joseph received assurances from WebMD management that Morgan Joseph’s reliance on those projections would be reasonable for purposes of Morgan Joseph’s discounted cash flow analysis.

Later that day, the WebMD special committee had a telephone call with Morgan Joseph to discuss HLTH’s proposal.

On November 30, 2007, O’Melveny, on behalf of HLTH, delivered a draft of the merger agreement between HLTH and WebMD to Cahill and the WebMD special committee for their review and consideration.

On December 3, 2007, the WebMD special committee met with its advisors Cahill and Morgan Joseph. The Morgan Joseph representatives described their preliminary analysis of the HLTH proposal, noting that it could leave WebMD, currently a “pure-play” Internet company with no debt in a high-growth industry, with a significant amount of debt and, depending on the timing of the divestitures of ViPS, Porex and HLTH’s 48% interest in EBS, holding slower-growth, lower-margin businesses, and that this could negatively affect the valuation multiple at which the surviving corporation’s stock would trade. The participants also discussed the cash needs of the surviving corporation going forward and the potential valuation ranges of ViPS and Porex. The WebMD special committee then decided to propose that any merger be contingent on HLTH’s completion of all three of the divestitures.

On December 4, 2007, the WebMD special committee, its advisors, and representatives of HLTH met telephonically to discuss HLTH’s proposal. On behalf of WebMD, Morgan Joseph proposed that HLTH be required to complete all three of the potential divestitures prior to consummating the proposed transaction. HLTH replied that it did not want to be required to sell its interest in EBS prior to completion of the merger of HLTH and WebMD because it believed that there could be additional upside achievable with respect to that investment, particularly if EBS conducted a successful initial public offering. As a result, HLTH was unwilling to condition the proposed transaction on the completion of all three divestitures. HLTH reiterated, however, that it had received indications of interest in those businesses from potential third party purchasers.

Later that day, the WebMD special committee met telephonically to further discuss HLTH’s proposal, including the possibility of conditioning the proposed transaction on the divestitures of one or more of ViPS, Porex and HLTH’s 48% interest in EBS. After discussion, the WebMD special committee agreed to pursue the approach of specifying a conservative base price for ViPS and Porex, but allowing any excess proceeds from the divestitures of those subsidiaries above such base price to increase the merger consideration payable to the

HLTH stockholders. The WebMD special committee instructed Morgan Joseph to do further analysis of the specific terms of such a potential transaction. Thereafter, representatives of the WebMD special committee held a telephone conference with representatives of HLTH at which they proposed that the merger be made contingent on the divestiture of the 48% interest in EBS and either ViPS or Porex. The HLTH representatives agreed that such an approach would be acceptable.

On December 11, 2007, the WebMD special committee met with its advisors (with Mr. Trotman participating by telephone), to discuss its counterproposal. The Morgan Joseph representatives discussed their due diligence activities to date and their preliminary estimates of additional costs to WebMD following the merger, as well as Morgan Joseph’s preliminary valuations of HLTH’s NOL carryforwards and Cahill’s view of HLTH’s contingent liabilities. Morgan Joseph also discussed the effect of a proposed transaction on such terms on the earnings per share and EBITDA per share of the surviving corporation. The participants discussed the proposed redeemable notes that could be issued in lieu of cash consideration, agreeing that the WebMD special committee would propose that such notes have a 6-year maturity (so as to fall due outside of the dates the holders of HLTH’s convertible notes could require the surviving company to repurchase the notes) and have a maximum principal amount of $200.0 million and a 5% interest rate. The parties discussed the benefits and risks to WebMD of the proposed transaction. The WebMD special committee, upon the advice of Cahill and Abrams & Laster, decided to propose, as a condition to the closing of the merger, that the merger be approved by a majority of holders of WebMD Class A Common Stock (other than HLTH and the officers and directors of HLTH, WebMD and their respective affiliates), which we refer to as unaffiliated WebMD stockholders. The WebMD special committee then instructed its advisors to negotiate the counterproposal with HLTH.

On December 12, 2007, following separate calls between Morgan Joseph and Raymond James and between Cahill and O’Melveny, the WebMD special committee, its advisors and representatives of HLTH met telephonically to discuss the WebMD special committee’s counterproposal, which consisted of 0.1971 shares of WebMD Common Stock and $5.24 in cash for each share of HLTH Common Stock. Based on the then-current price of WebMD Class A Common Stock and certain other assumptions, the proposal had a value of $13.84 per HLTH share. (The closing price of HLTH Common Stock on December 11, 2007 was $13.71.) On this proposal, the capitalization of WebMD would not be meaningfully reduced, on a fully diluted, as-converted basis. The WebMD special committee took the position that a reduction of WebMD’s capitalization was not necessary to accomplish the merger and posed a risk that the cash portion of the merger consideration attributable to the reduced share capital could exceed the market value of such shares on the effective date of the merger. The WebMD special committee also argued in favor of allowing the merger consideration to be determined with respect to the actual proceeds realized from the divestitures effectuated prior to the effective date of the merger. The parties and their advisors also discussed their views regarding matters relating to the valuation of HLTH’s assets and liabilities and other matters relating to the financial terms of the transaction.

After considering the WebMD special committee’s proposal, HLTH submitted a term sheet to the WebMD special committee and its advisors on December 12, 2007, which included the following revised terms:

•	a reduction in the value of the merger consideration per share of HLTH Common Stock from $16.50 to $15.75 (the closing price of which was $13.71 per share on December 11, 2007);

•	a reduced cap on the principal amount of redeemable notes issuable in the merger from $500.0 million to $350.0 million, a reduced interest rate on the redeemable notes from 5% to 0% and a maturity of 5 years, rather than 2 years; and

•	a revised cash/stock mix for the merger consideration from 50% cash and 50% stock to 52.5% cash and 47.5% stock.

On this proposal, the capitalization of WebMD would be reduced in the merger by approximately 4.5 million shares, on a fully diluted, as-converted basis. Upon receipt of the revised proposal, a representative of Cahill called Mr. Klein of O’Melveny and indicated that the WebMD special committee was continuing to propose that approval of the transaction by unaffiliated WebMD stockholders be a condition to closing.

Later that same day, representatives of HLTH, the WebMD special committee and their respective legal and financial advisors discussed, by telephone: their views regarding the terms of the most recent proposal made by HLTH; the amount and timing of payment of certain of HLTH’s contingent liabilities; cash proceeds expected to be received in connection with exercise of options to purchase HLTH Common Stock; and the value of HLTH’s NOL carryforwards. HLTH and the WebMD special committee agreed that Raymond James and Morgan Joseph would continue to perform financial diligence so that the parties could try to come to a mutual understanding with respect to valuation of HLTH’s assets and liabilities and related matters being discussed by the parties.

On December 13, 2007, the WebMD special committee met telephonically with its advisors to discuss HLTH’s revised proposal and subsequently had a telephone conference with representatives of HLTH to further discuss the revised proposal.

Later that day, representatives of Cahill and O’Melveny had a telephone conference in which O’Melveny forwarded to Cahill a counterproposal on behalf of HLTH that, for the reasons previously discussed by HLTH, the merger consideration be fixed upon entry into the proposed merger agreement.

On December 14, 2007, the WebMD special committee met telephonically with its advisors to discuss possible fixed-price terms on which WebMD would be willing to proceed with the proposed transaction, including the possibility of a floor on the exchange ratio to protect against a decline in the price of WebMD Class A Common Stock prior to the effective time of the merger. In lieu of that, the WebMD special committee decided to propose an approach whereby the cash portion of the merger consideration would be adjusted to account for such a decline. On December 16, 2007, representatives of Cahill distributed to HLTH, on behalf of the WebMD special committee, a term sheet that included the following proposed terms for the merger:

•	merger consideration valued at $14.75 per share of HLTH Common Stock, consisting of 0.1780 shares of WebMD (valued at approximately $7.23 based on the closing price of WebMD Class A Common Stock on December 14, 2007, of $40.63) and $7.02 in cash, subject to a $0.05 reduction for each $1.00 drop in the 30-day volume-weighted average price of WebMD Class A Common Stock prior to the effective time measured against the closing price of WebMD Class A Common Stock on the date of signing the merger agreement;

•	in the event ViPS or Porex was not sold, up to $230 million of the cash merger consideration could be replaced with 6-year redeemable zero-coupon notes, issued by WebMD at a discount from face value designed to provide an interest rate equivalent to 8.5% and mandatorily redeemable out of proceeds from any eventual divestiture of ViPS or Porex (with any unredeemed portion remaining outstanding); and

•	a condition to closing that the merger be approved by a majority of unaffiliated WebMD stockholders.

The closing price of HLTH Common Stock on December 14, 2007 was $13.61. On this proposal, the capitalization of WebMD would be reduced in the merger by approximately 4 million shares, on a fully diluted, as-converted basis.

Later on December 16, 2007, following discussions with HLTH’s advisors, Mr. Wygod called Mr. Trotman to discuss the WebMD special committee’s proposal and stated that HLTH was reviewing whether the proposal would have adverse tax implications for HLTH stockholders. Mr. Wygod also indicated that it was HLTH’s view that the merger agreement should not include a condition requiring approval by a majority of unaffiliated WebMD stockholders because, in light of the small public float of WebMD’s Class A Common Stock, the requirement for such a vote could permit the holders of a relatively small number of shares to block the proposed merger.

On December 19, 2007, the board of directors of HLTH met by telephone and received an update on the status of the negotiations with the WebMD special committee and other matters related to the proposed merger. At that meeting, Mr. Wygod discussed a potential revised proposal to be made by HLTH to the WebMD special committee, which would include the following terms:

•	merger consideration valued at approximately $15.00 per share of HLTH Common Stock, consisting of $7.875 in cash and 0.1806 shares of WebMD (which, based on a price of WebMD Class A Common Stock of $39.45, was valued by HLTH at approximately $7.125), for each share of HLTH Common Stock (the closing price of which, on December 18, 2007, was $13.08);

•	the closing of the merger being conditioned on completion of the sale of the 48% interest in EBS and at least one of either ViPS or Porex and WebMD having no less than $60 million in cash after giving effect to payment of the merger consideration (which could include, in lieu of cash, up to $315 million principal amount of zero coupon redeemable notes, subject to mandatory redemption at par upon the sale of ViPS or Porex after the closing); and

•	the approval of a majority of unaffiliated WebMD stockholders would not be a condition to closing the transaction.

Mr. Wygod also discussed the status of discussions with General Atlantic and Hellman regarding the sale to them of HLTH’s 48% interest in EBS for $525 million. He stated that HLTH also continued to evaluate the alternative of retaining EBS, with the goal of receiving a higher value in a later sale or following an initial public offering of EBS equity. At the end of the meeting, the HLTH board of directors authorized HLTH management to present the revised proposal regarding the merger to the WebMD special committee.

On December 19, 2007, O’Melveny, on behalf of HLTH, delivered a term sheet to the WebMD special committee and its advisors via email setting forth the terms of the revised proposal that had been approved by HLTH’s board of directors.

On December 20, 2007, the WebMD special committee, its advisors and representatives of HLTH met telephonically to discuss a further revision to the December 19 proposal, the terms of which were simultaneously distributed to the WebMD special committee by representatives of O’Melveny. Under the revised terms, HLTH would retain its interest in EBS and would divest ViPS and Porex prior to consummating the proposed transaction, with the cash portion of the merger consideration to depend upon the actual proceeds realized from such divestitures. Mr. Wygod explained that, throughout the negotiations, HLTH had been reluctant to dispose of its interest in EBS for $525 million, since it could potentially receive a higher value in a later sale or following a public offering of EBS equity. The parties also discussed various alternatives for structuring the redeemable notes to be included in the event the parties determined to move forward based on the revised proposal.

Over the next several days, HLTH continued to consider alternatives relating to EBS. On December 21, 2007, Mr. Cameron sent an email to General Atlantic advising General Atlantic that HLTH had decided not to proceed with the sale of its remaining 48% interest in EBS to General Atlantic and Hellman for $525.0 million in cash. HLTH then advised the special committee of this communication and, over the next two weeks, HLTH and its advisors engaged in discussions with the WebMD special committee and its advisors regarding its potential impact on structuring the proposed merger, including the redeemable notes. During such discussions, the WebMD special committee and its advisors expressed their concern that investors would no longer view WebMD as a “pure-play” company if it continued to own the minority interest in EBS, which might be difficult to dispose of on an expedited basis. The HLTH representatives stated their view that investors would view EBS as an investment being held for a subsequent sale.

During the last week of December 2007, General Atlantic and Hellman approached Mr. Wygod and Mr. Cameron in an attempt to re-open negotiations to sell HLTH’s 48% interest in EBS, indicating that they may be willing to offer a higher price. Shortly thereafter, HLTH, General Atlantic and Hellman resumed negotiations for the sale of EBS.

On January 2, 2008, representatives of HLTH called representatives of Cahill and reported to them the reopening of the discussions to sell EBS and that HLTH was proposing a merger based on the assumption that EBS would not be retained by HLTH following completion of the merger. HLTH and its advisors continued to update the WebMD special committee and its advisors, from time to time during the next several weeks, regarding the status of the negotiations with General Atlantic and Hellman.

On January 8, 2008, HLTH delivered a term sheet setting forth the terms of a revised proposal to the WebMD special committee, which generally followed the term sheet delivered on December 19, 2007, but provided for merger consideration consisting of $8.14 in cash and 0.1830 WebMD shares (which, based on the closing price of WebMD Class A Common Stock on January 7, 2008 of $40.24 had an indicated value of approximately $7.36), for each share of HLTH Common Stock (the closing price of which was $13.00 on January 7, 2008).

Later that day, the WebMD special committee and representatives from Cahill met telephonically to discuss the proposal. The WebMD special committee instructed Cahill to coordinate with Morgan Joseph to analyze how far apart the parties’ valuations were and report back to the WebMD special committee.

On January 11, 2008, the WebMD special committee met with its advisors and discussed the terms of a counterproposal. Thereafter, Cahill, on behalf of the WebMD special committee, delivered a counterproposal to HLTH, the material terms of which included:

•	$7.61 in cash (subject to adjustment) and 0.1789 shares of WebMD Common Stock (which the WebMD special committee valued at approximately $7.40, based on the 30-day volume-weighted average price of WebMD Class A Common Stock of $41.39, as of January 10, 2008);

•	the cash component would be (i) increased (or reduced) to reflect net proceeds actually received from the divestitures of ViPS and Porex above (or below) certain base valuations used in structuring the transaction, and (ii) reduced, on a per share basis, by $.065 for every dollar decline in the 30-day volume-weighted average price of WebMD Class A Common Stock as of the closing date as compared to $41.39; and

•	conditions to closing would include a condition that (i) the 48% interest in EBS is sold for net proceeds of at least $575 million, and either ViPS or Porex is sold, (ii) after giving effect to the distribution of the cash merger consideration, the surviving corporation would have cash on hand, in an amount to be agreed for operations and to pay the cash portion of the merger consideration to the options, warrants and convertible note holders upon exercise or conversion and (iii) the approval of a majority of unaffiliated WebMD stockholders.

The proposal also included terms for a redeemable zero coupon note that could be issued by WebMD, in lieu of a portion of the cash consideration to be paid in the merger, in the event either Porex or ViPS is not divested prior to the closing date, to be issued at a discount to face value resulting in an effective interest rate of 11%. On the same day, Cahill delivered a revised draft of the merger agreement to O’Melveny and HLTH.

On January 12, 2008, Mr. Trotman, the WebMD special committee’s advisors and HLTH representatives met telephonically to discuss the WebMD special committee proposal. The HLTH representatives stated that they felt that the WebMD proposal should be valued using the closing value of WebMD’s Class A Common Stock on the previous day of $39.86, not the volume-weighted average price for the past 30 days, which would give the proposed merger consideration a value of $14.74 per share of HLTH Common Stock . The HLTH representatives also reiterated that they did not believe it was in the best interests of either HLTH stockholders or the holders of WebMD Class A Common to proceed with a transaction where the consideration would not be fixed at signing and, accordingly, they rejected both the idea of adjusting the consideration based on the actual proceeds of the divestitures of ViPS and Porex and the idea of reducing the consideration for a decline in the WebMD stock price between signing and closing. They also continued to express their objections to the idea of submitting the proposed transaction for a vote to unaffiliated WebMD stockholders. They also asked the WebMD special committee to consider the value of a new data agreement that HLTH was negotiating in connection with the disposition of its interest in EBS. The HLTH representatives then proposed that the merger consideration consist of $8.00 in cash and 0.1820 WebMD shares (which HLTH valued at approximately $7.25 based on the January 11, 2008 closing price of WebMD Class A Common Stock of $39.86 per share), for a total merger consideration that HLTH valued at $15.25 per share of HLTH Common Stock. A discussion then ensued regarding the appropriate way to value certain of the assets and liabilities of HLTH that would be assumed by WebMD in the merger and other matters relating to the financial aspects of the proposed transaction.

Later that same day, Mr. Trotman met with the WebMD special committee’s advisors telephonically to discuss the points raised by HLTH. The WebMD special committee and its advisors agreed that the advisors would have additional contacts with HLTH and its advisors regarding these matters and report back to the special committee.

On January 13, 2008, O’Melveny and Cahill had a call to discuss the open points on the merger agreement. The major open issues on the merger agreement identified by the parties were: the calculation of the amount of available cash that WebMD would be required to have at closing, after giving effect to amounts payable in the merger; whether the approval of a majority of unaffiliated WebMD stockholders would be required as a condition to closing; and whether a condition relating to the number of shares as to which appraisal rights are sought would be included as a condition to closing.

Later that day, the WebMD special committee met with its advisors telephonically for an update on their analyses regarding HLTH’s assets and liabilities, based on additional information supplied by HLTH. On January 16, 2008, the WebMD special committee met with its advisors telephonically for a further update on their analyses. Based on those analyses, Morgan Joseph stated that they were tentatively arriving at a valuation of HLTH’s shares that would be $0.33 per share higher than the WebMD special committee’s previous proposal. Based on the closing price of WebMD Class A Common Stock of $39.85 per share on January 15, 2008, this resulted in a per share merger consideration valued at $14.98, which would reflect a premium of approximately 22% to the January 15, 2008 closing price of HLTH Common Stock of $12.26. The representatives of Morgan Joseph noted that this was at the high end of their valuation range, but that the valuation range did not take into account any intangible benefits to WebMD from the proposed transaction, such as the increase in the public float of WebMD’s stock and the elimination of HLTH as WebMD’s controlling stockholder.

On January 18, 2008, O’Melveny advised Cahill that HLTH was not prepared to move from its previous proposal of $8.00 in cash and an exchange ratio of 0.1820. O’Melveny also reiterated that HLTH was unwilling to accept any adjustment to the merger consideration to reflect movements in the WebMD stock price prior to closing. However, O’Melveny indicated that HLTH was willing to explore reducing the amount of the notes that could be required to be issued to an amount below $315.0 million.

On January 20, 2008, the WebMD special committee met telephonically with its advisors. The representatives of Morgan Joseph summarized the outcome of Morgan Joseph’s call with the representatives of Raymond James and HLTH and noted that there continued to be disagreement on the valuation of the NOL carryforwards and the contingent liabilities, the control premium included by Raymond James in its analysis and the value of the data agreement. Thereafter, Mr. Wygod was invited to and joined the WebMD special committee’s call, and the parties then discussed the remaining areas of disagreement. Mr. Wygod agreed to provide Morgan Joseph with more information regarding the expected benefits to HLTH from the data agreement, and Cahill agreed to coordinate a discussion among the tax experts regarding the proposed changes to the valuation methodology for the NOL carryforwards.

On January 24, 2008, the WebMD special committee met telephonically with its advisors. After discussing the possible terms of a counterproposal, the WebMD special committee approved an offer, which would not meaningfully reduce the capitalization of WebMD, on a fully-diluted, as-converted basis, of $14.18 per HLTH share (the closing price of HLTH Common Stock on January 23, 2008, was $11.36), consisting of $7.17 in cash and 0.1979 WebMD shares (valued at approximately $7.01 based on the closing price of WebMD Class A Common Stock on January 23, 2008, of $35.40) and subsequently communicated the terms of this offer to representatives of HLTH. Later on the same day, HLTH advised the WebMD special committee that it was not prepared to accept the latest proposal with respect to merger consideration.

On January 28, 2008, HLTH delivered a further revised proposal to the WebMD special committee, which included the following terms:

•	a per share purchase price of $14.43 per HLTH share (the closing price of HLTH Common Stock on January 25, 2008, was $11.28) consisting of $7.30 in cash and 0.1979 WebMD shares (valued at approximately $7.13 based on the closing price of WebMD Class A Common Stock on January 25, 2008, of $36.04) for each HLTH share, with no adjustment to either the cash or stock portion of the merger consideration for fluctuations in WebMD stock price;

•	if either ViPS or Porex has not been sold as of the closing of the merger, WebMD would issue 6-year, 11% pay-in-kind redeemable subordinated notes in the principal amount equal to the amount by which the cash needed to fund the cash portion of the merger consideration exceeded available cash (less $75.0 million as discussed below), but not to exceed $250.0 million, which notes would be redeemed out of the proceeds upon the sale of the remaining subsidiary, and would be redeemable at any time by WebMD;

•	as a condition to closing, the surviving corporation would have sufficient available cash to pay the aggregate cash consideration plus $75.0 million; and

•	the following would not be conditions to the closing of the merger: the approval of a majority of unaffiliated WebMD stockholders, and a maximum number of shares as to which appraisal rights are sought.

On January 29, 2008, the WebMD special committee met telephonically with its advisors to discuss Morgan Joseph’s analysis of the revised proposal. The Morgan Joseph representatives stated that, if instructed to begin work immediately, they expected to be able to deliver an opinion regarding the fairness of the proposal on February 4, 2008. During that meeting, the WebMD special committee determined that it would accept HLTH’s requirement that the transaction not be conditioned on a vote of a majority of unaffiliated WebMD stockholders. During the WebMD special committee’s call, Mr. Wygod called Mr. Trotman to ask that the WebMD special committee not instruct Morgan Joseph to begin preparing their opinion because there were still certain issues delaying HLTH’s sale of EBS.

Later that same day, representatives of Cahill had a telephone conference with representatives of HLTH to underscore that four business days’ lead time would be required for Morgan Joseph to prepare its opinion and that, given the structure of the transaction, Morgan Joseph’s valuation range would be affected by fluctuations in the price of WebMD stock during that time. The HLTH representatives on the call stated that they would let the WebMD special committee know as soon as HLTH was ready to move forward.

Later that day, O’Melveny delivered to Cahill and Morgan Joseph, on behalf of HLTH, calculations prepared by Raymond James, based on information provided by HLTH management, of the expected post-merger cash balance of WebMD.

On January 31, 2008, O’Melveny delivered a revised draft of the merger agreement to Cahill, incorporating the terms of the revised proposal.

On February 4, 2008, Mr. Wygod called Mr. Trotman to inform Mr. Trotman that WebMD expected to revise downward its financial guidance for 2008. Later that same day, the WebMD special committee, its advisors and representatives of HLTH met telephonically to discuss the expected revisions (which did not relate to ViPS or Porex).

On February 7, 2008, O’Melveny and Cahill held a brief call during which O’Melveny advised Cahill that HLTH continued to believe that it was not in the interests of either the HLTH stockholders or the holders of WebMD Class A Common Stock for the merger to include a post-closing adjustment based on amounts to be received from the sales of ViPS and Porex or trading prices of WebMD Class A Common Stock between signing and closing and that HLTH would not be willing to include such a provision in the merger agreement. Later that day, Cahill delivered a revised draft of the merger agreement to O’Melveny reflecting comments to the draft circulated to Cahill on January 31, 2008.

Later that same day, representatives of Cahill, Morgan Joseph and HLTH had various discussions regarding a potential framework for determining the merger consideration prior to signing based on the trading price of WebMD Class A Common Stock after the planned public announcement of the revisions to WebMD’s financial guidance for 2008. Under this framework, which the parties indicated they would agree to, the merger consideration would be fixed at signing, and equal 0.1979 shares of WebMD stock (which, on February 6, 2008, had a market value of approximately $6.26 based on the closing price of WebMD Class A Common Stock of $31.61 on the date) and $7.10 in cash, with the cash portion reduced (or increased) by $0.04 for each $1.00 (pro rated for any portion thereof) by which the 2-day volume-weighted average price of WebMD Class A Common Stock following the announcement of the revised 2008 guidance is less (or greater, up to a maximum of $37.00) than $33.00.

On February 8, 2008, HLTH entered into an agreement to sell, and completed the sale of, its 48% interest in EBS to General Atlantic and Hellman for $575 million in cash, which we refer to as the 2008 EBS Sale. On February 11, 2008, HLTH issued a press release announcing the closing of the EBS transaction.

On each of February 9, 2008 and February 10, 2008, representatives of Cahill had discussions with representatives of O’Melveny regarding the draft merger agreement and, separately, representatives of Morgan Joseph had discussions with representatives of WebMD regarding the independent analyst’s projections for WebMD, which Morgan Joseph was relying on in performing its discounted cash flow analysis.

Over these two days, HLTH and the WebMD special committee reached agreement with respect to several outstanding issues in the merger agreement including the inclusion of additional representations by HLTH and the scope of the interim conduct of business covenants. In addition, in exchange for the WebMD special committee agreeing to remove the condition to closing relating to the number of shares as to which appraisal rights are sought, HLTH agreed to increase the minimum amount of cash required to be left in the surviving corporation from $75 million to $85 million.

On February 12, 2008, representatives of the WebMD special committee met telephonically with representatives of HLTH and they confirmed their understanding of the terms and conditions of the proposed merger and that they remained prepared to enter into a merger agreement reflecting those terms. Thereafter, the WebMD special committee instructed Morgan Joseph to begin preparing its fairness opinion.

As of February 13, 2008, HLTH had approximately $364 million of investments in certain ARS, of which approximately $195 million were held by HLTH and approximately $169 million were held by WebMD. On or about February 13, 2008, HLTH learned that certain auctions for ARS investments held by HLTH had recently failed. HLTH promptly notified the WebMD special committee of this and soon after that delivered to the WebMD special committee and its representatives a spreadsheet detailing its calculation of the impact of a potential adjustment for ARS investments on post-closing cash balances. The parties agreed that, in light of this development, additional time would be required before the merger agreement could be entered into.

On February 15, 2008, representatives of Cahill, Morgan Joseph and HLTH had various discussions regarding the effect on the cash positions of WebMD and HLTH as a result of the failed ARS auctions. Based on those discussions, HLTH agreed to include a condition to the merger that HLTH would sell its holdings (other than the portion held by WebMD) of approximately $195 million of ARS investments and that the cash portion of the merger consideration would be adjusted between signing and closing to account for any loss resulting from such sale. With respect to WebMD’s holdings of approximately $169 million of ARS investments, representatives of Morgan Joseph suggested computing the final volume-weighted average price for determining the cash consideration based on the 2-day trading prices following announcement of the ARS auction failures.

In light of the revisions to the terms of the proposed transaction following Morgan Joseph’s commencement of the preparation of its initial fairness opinion, the WebMD special committee agreed to pay Morgan Joseph an engagement extension fee of $250,000 relating to the analysis of the revised terms, and a fee of $250,000 for the additional opinion required in connection therewith.

On February 18, 2008, representatives of Cahill and representatives of O’Melveny had a telephone conference to discuss the draft merger agreement.

On February 19, 2008, the special committee and representatives of Cahill had a telephone conference with representatives of HLTH and representatives of WebMD to discuss the ARS investments owned by WebMD. After several discussions among HLTH, the WebMD special committee and their respective advisors about the ARS investment issue, the parties agreed to assume, solely for the purpose of estimating the impact of the announcement of the ARS auction failures on WebMD’s stock price, a 30% reduction in value of WebMD ARS investments and that the per share merger consideration payable in the merger would be reduced to $6.89 plus 0.1979 WebMD shares for each HLTH share, which (based on the closing stock price of WebMD Class A Common Stock on February 15, 2008 of $28.71 per share) would have an aggregate value of $12.57 per HLTH share (the closing stock price of HLTH Common Stock on February 15, 2008 was $10.31).

On February 20, 2008, representatives of Cahill, O’Melveny and HLTH finalized the negotiation of the merger agreement and related documentation.

Thereafter, on February 20, 2008, the WebMD special committee met telephonically with its advisors to consider the proposed transaction. Representatives of Morgan Joseph reviewed with the members of the WebMD special committee their presentation and valuation analysis, copies of which had been previously provided to them, and orally delivered Morgan Joseph’s opinion (which was subsequently confirmed in writing), subject to the assumptions, qualifications and limitations contained therein, that the consideration to be paid to the stockholders of HLTH in the proposed transaction is fair, from a financial point of view, to unaffiliated WebMD stockholders. The WebMD special committee and its advisors then discussed factors weighing in favor or against the proposed transaction, including certain intangible benefits beyond the scope of Morgan Joseph’s valuation analysis, and the WebMD special committee concluded that, on balance, they favored the proposed transaction. For a discussion of the factors considered, see “WebMD’s Purposes and Reasons for the Merger.” Representatives of Cahill then reviewed with the members of the WebMD special committee the merger agreement, copies of which had been previously provided to them. At the end of the meeting, the WebMD special committee unanimously:

•	determined that the terms of the merger agreement and the proposed transaction were substantively and procedurally fair to, and in the best interests of, WebMD and unaffiliated WebMD stockholders;

•	approved the merger agreement and the proposed merger;

•	recommended that the WebMD board of directors approve the merger agreement and the proposed merger; and

•	recommended that the stockholders of WebMD adopt the merger agreement and approve the proposed merger.

Immediately following the WebMD special committee meeting, a telephonic meeting of the WebMD board of directors was held to consider the proposed transaction. At that meeting, the WebMD special committee summarized for the WebMD board of directors the work it and its advisors had done regarding the transaction. The WebMD special committee informed the WebMD board of directors of the opinion it had received from Morgan Joseph and the conclusions and recommendations of the WebMD special committee regarding the transaction, as described above. Based on the recommendation of the WebMD special committee, the WebMD board of directors unanimously:

•	determined that the terms of the merger agreement and the proposed transaction were substantively and procedurally fair to, and in the best interests of, WebMD and unaffiliated WebMD stockholders;

•	declared the merger agreement advisable, approved and adopted the merger agreement and authorized and approved the proposed merger; and

•	recommended that holders of WebMD Class A Common Stock approve and adopt the merger agreement and approve the proposed merger.

On February 20, 2008, the HLTH board of directors, after receiving presentations from HLTH management and HLTH’s advisors and receiving the oral opinion of Raymond James, confirmed by a subsequent written opinion dated February 20, 2008, that the consideration to be received by holders of HLTH

Common Stock as a result of the merger with WebMD as then contemplated by the merger agreement would be fair to holders of HLTH Common Stock from a financial point of view, subject to the assumptions, qualifications and limitations contained in its written opinion, unanimously:

•	determined that the terms of the merger agreement and the proposed transaction were substantively and procedurally fair to, and in the best interests of, HLTH and the holders of HLTH Common Stock, as well as being substantively and procedurally fair to the unaffiliated WebMD stockholders;

•	declared the merger agreement advisable, approved and adopted the merger agreement and authorized and approved the proposed merger; and

•	recommended that holders of HLTH Common Stock approve and adopt the merger agreement and approve the proposed merger.

Following the approval by the boards of directors of WebMD and HLTH, the merger agreement was executed and delivered by the respective parties on the evening of February 20, 2008 and the transaction was publicly announced prior to the opening of the financial markets on February 21, 2008.

In late April 2008, representatives of HLTH contacted Cahill to request that the WebMD special committee eliminate the requirement to dispose of HLTH’s ARS prior to the effective time of the merger, because they believed that, if they waited they might be able to obtain a better sales price, which would be beneficial to the surviving company. The representatives of HLTH indicated that they were in negotiations with Citigroup with respect to a credit facility secured by HLTH’s ARS holdings that would provide the ability to dispose of the ARS at a price no less than 75% of the face amount thereof.

On May 6, 2008, HLTH and WebMD each entered into a non-recourse credit facility with Citigroup, secured by their respective ARS holdings (including, in some circumstances, interest payable on the ARS holdings), which allow HLTH and WebMD to borrow up to 75% of the face amount of the ARS holdings pledged as collateral under the respective credit facilities, subject to certain terms and conditions.

In anticipation of entering into the credit facilities, HLTH and the WebMD special committee agreed that the merger agreement should be amended to (i) modify the merger agreement to eliminate the requirement to dispose of HLTH’s ARS prior to the effective time of the merger and to require instead that HLTH either sell its ARS prior to closing, draw down on the loan pursuant to the HLTH credit facility prior to closing, or be able to satisfy the conditions to draw down on the loan as of the closing of the merger (assuming for purposes of the analysis that the draw down occurred on such date), and (ii) reflect the fact that, by virtue of the HLTH credit facility, the maximum reduction to the cash consideration payable in the merger would be $48.625 million (25% of the principal amount of HLTH’s ARS held as of that time), which represented as of that date a minimum cash portion of the merger consideration equal to $6.62 for each share of HLTH Common Stock. As of October 8, 2008, based on an aggregate principal amount of ARS of $190.3 million, the maximum reduction to the cash portion of the merger consideration payable in the merger would be $47.575 million, which represents a minimum cash portion of the merger consideration equal to $6.63 for each share of HLTH Common Stock (based on 184,595,825 shares of HLTH Common Stock outstanding).

On May 2, 2008, O’Melveny, on behalf of HLTH, delivered to Cahill a draft of the amendment to the merger agreement. On May 4, 2008, representatives of O’Melveny and Cahill had a conference call to discuss certain changes to the amendment to clarify the intent of the parties, and on May 6, 2008, O’Melveny and Cahill finalized the terms of the amendment.

On May 6, 2008, the board of directors of HLTH met by telephone and, after receiving presentations from HLTH management and representatives of O’Melveny regarding the proposed HLTH credit facility and the proposed amendment to the merger agreement, unanimously approved them.

The entry into the amendment and the credit facilities were announced by HLTH and WebMD later that day in connection with their release of first quarter financial results.

On June 3, 2008, HLTH announced that it had entered into a definitive agreement to sell ViPS for $225.0 million in cash. On June 22, 2008, the sale of ViPS closed.

At a joint meeting of the boards of directors of WebMD and HLTH held on July 31, 2008, the WebMD board of directors approved the acquisition by WebMD of Marketing Technology Solutions, Inc., which we refer to as MTS, with such approval subject to:

•	receiving the consent of HLTH to the acquisition, as required under the merger agreement; see “The Merger Agreement — Conduct of Business by HLTH and WebMD Pending the Merger — Limitations on Conduct”; and

•	WebMD management finalizing its due diligence investigation of MTS and negotiating definitive transaction documents for the acquisition.

At that meeting, HLTH’s board of directors determined that HLTH would provide its consent to the MTS acquisition, subject to HLTH and WebMD entering into an amendment to the merger agreement to reduce the amount of cash required to be held by the combined company as a condition to closing of the merger by an amount equal to the $50 million to be paid by WebMD at the closing of the MTS acquisition.

On August 1, 2008, representatives of HLTH contacted Cahill to discuss the amendment to the merger agreement sought by the HLTH board in order to provide its consent to the acquisition of MTS and indicated that O’Melveny would provide a draft of the proposed amendment for Cahill to review with the WebMD special committee. On August 12, 2008, the WebMD special committee met telephonically with representatives of HLTH and WebMD to discuss certain cash flow projections of HLTH and WebMD and the reasons for the proposed amendment to the merger agreement. The representatives of HLTH and WebMD advised the WebMD special committee that, in light of those projections, they would be comfortable operating the surviving company with the lower working capital amount required to be held by the surviving company. During the next several weeks, WebMD continued its due diligence investigation of MTS and the negotiation of definitive transaction documents for the MTS acquisition. On September 2, 2008, O’Melveny delivered a draft of the proposed amendment to Cahill, which draft also extended from October 31, 2008 to December 31, 2008 the date after which the parties would each have the right to terminate the merger agreement in order to allow additional time to complete the process of seeking stockholder approval of the merger agreement and the transactions contemplated thereby. On September 3, 2008, O’Melveny and Cahill finalized the language of the amendment. Later that same day, the WebMD special committee determined to approve the amendment to the merger agreement proposed by the WebMD board. On September 4, 2008, the boards of directors of HLTH and WebMD approved entering into the amendment subject to WebMD entering into a definitive agreement with respect to the MTS acquisition. On September 11, 2008, HLTH and WebMD entered into the amendment and WebMD entered into the definitive agreement for the MTS acquisition.

HLTH’s Purposes and Reasons for the Merger

The purpose of the merger for HLTH is to enable its stockholders to realize, at closing, a portion of the value of their investment in HLTH through their receipt of $6.63 per share in cash (a portion of which may, instead, be paid in 11% pay-in-kind redeemable subordinated notes as described below), with the $6.63 subject to increase to a maximum of $6.89 as described beginning on page 109, while still maintaining the opportunity for HLTH stockholders to participate in future earnings or growth and benefit from any appreciation in value of WebMD through the receipt of 0.1979 shares of WebMD Common Stock per share of HLTH Common Stock.

In February 2007, HLTH began analyzing a potential transaction involving HLTH and WebMD that would unlock the value of HLTH’s assets, and would permit HLTH and its management to place their main focus on HLTH’s fastest growing business, WebMD. As more fully described above under “Background of the Merger,” HLTH analyzed various transaction structures, including a merger of HLTH and WebMD, with HLTH surviving the merger, and an exchange offer pursuant to which HLTH would exchange HLTH shares from its existing stockholders in exchange for shares of WebMD. After several months of analysis, including consultation with its legal and other advisors, HLTH concluded that the goals of the potential transaction could best be realized through a direct merger between HLTH and WebMD, with WebMD surviving the merger.

In determining the fairness of the merger and unanimously approving the merger agreement and the merger, the HLTH board of directors considered a number of factors which, in the opinion of the HLTH board of directors, supported the merger, including:

•	The value of the merger consideration was, as of the date of the merger agreement, equal to $12.59 per share (subject to downward adjustment based on sales of ARS), which represented a premium of approximately 24% over the closing price of HLTH stock of $10.16 on the trading day immediately preceding the date of the merger agreement.

•	If the Convertible Notes are not converted, the capitalization of WebMD will be reduced.

•	As a result of the transaction, HLTH stockholders would have direct ownership of shares of WebMD.

•	The inclusion of stock as a portion of the merger consideration enables HLTH stockholders to participate in future earnings or growth, and benefit from any appreciation in value of WebMD.

•	HLTH’s belief that the value of ViPS, Porex and HLTH’s 48% interest in EBS has not been adequately reflected in the trading price of HLTH Common Stock, and that a sale of these assets would allow HLTH to unlock the value of those assets.

•	The merger should increase WebMD’s ability to raise capital and obtain financing.

•	In connection with the sale of ViPS and Porex and the merger, corporate overhead would be rationalized to reflect the size required to service the surviving company’s operations.

•	The stock portion of the merger consideration would be received by the HLTH stockholders on a tax-free basis.

•	The merger will eliminate management and board of director inefficiencies associated with managing current intercompany affairs and will allow them to devote their full attention to the growth of WebMD’s business.

•	The high likelihood of closing the proposed transaction.

•	The financial presentation of Raymond James to the HLTH board of directors on February 20, 2008, including Raymond James’s opinion as to the fairness, from a financial point of view, of the merger consideration to holders of HLTH Common Stock, subject to the assumptions, qualifications and limitations contained in its written opinion. Raymond James’s opinion is described under the heading “Special Factors — Opinions of Financial Advisors — Opinion of HLTH’s Financial Advisor, Raymond James & Associates, Inc.”

The HLTH board of directors also considered a variety of risks and other potentially negative factors concerning the merger. The material risks and potentially negative factors considered by the HLTH board of directors were as follows:

•	The consummation of the merger would result in the elimination of the opportunity to seek a control premium on HLTH’s interest in WebMD through a future sale to a third party.

•	A significant portion of HLTH’s NOL carryforwards would be used to offset the gains from the sales of ViPS and Porex, and additional amounts of NOL carryforwards would be used to offset income realized to the extent the Convertible Notes are converted.

•	While HLTH expects to complete the merger, there can be no assurances that all conditions to the parties’ obligations to complete the merger agreement will be satisfied and, as a result, the merger may not be completed. In addition, if the merger is not completed, HLTH would pay the expenses of both parties.

•	The possibility of disruption to HLTH’s operations following the announcement of the merger, and the resulting effect on HLTH and WebMD if the merger does not close.

•	The cash portion of the merger consideration is generally taxable to HLTH stockholders for U.S. federal income tax purposes.

•	The fact that certain of HLTH’s directors and executive officers have interests in connection with the merger that are different from, or in addition to, the interests of HLTH’s stockholders generally (for further information, see the section entitled “Special Factors — Interests of Certain Persons in the Merger”).

•	Because the merger agreement provides for a fixed ratio of shares of WebMD Common Stock as a portion of the merger consideration and the terms of the merger agreement do not include “collar” provisions or stock-price-based termination rights that would be triggered by a decrease in the aggregate value of the stock portion of the merger consideration, the value received by holders of HLTH stock in respect of the stock portion of the merger consideration pursuant to the merger could be materially less than the value as of the date of the merger agreement.

•	The restrictions on the conduct of HLTH’s business prior to completion of the merger, requiring HLTH to conduct its business only in the ordinary course, subject to specific limitations, which may delay or prevent HLTH from undertaking business opportunities that may arise pending completion of the merger.

•	The substantial costs to be incurred in connection with the merger, including the transaction expenses arising from the merger, as well as certain severance payments that may be required to be made to officers and other employees of HLTH.

•	The possible volatility, at least in the short-term, of HLTH’s and WebMD’s respective stock prices resulting from the announcement of the transaction.

•	The risk that anticipated cost savings and other benefits sought in the merger might not be fully realized.

•	Each of the factors described above in “Risk Factors — Risks Related to the Merger for Holders of HLTH Common Stock.”

The HLTH board of directors concluded, however, that these risks and potentially negative factors were outweighed by the potential benefits of the merger.

The foregoing discussion of the information and factors considered and given weight by the HLTH board in connection with the fairness of the merger to the stockholders of HLTH is not intended to be exhaustive but is believed to include all material factors considered by the HLTH board. The HLTH board did not find it practicable to assign, and did not assign, relative weights to the individual factors considered in reaching its conclusions as to the fairness of the proposed merger to the HLTH stockholders. Rather, its fairness determination was made after consideration of all of the foregoing factors as a whole.

Recommendation of the HLTH Board of Directors

On February 20, 2008, the HLTH board of directors, after carefully considering the factors described above, including the fairness opinion of Raymond James to the HLTH board of directors, unanimously determined that the merger is advisable, procedurally and substantively fair to and in the best interests of HLTH and its stockholders and approved the merger, the merger agreement and each of the transactions contemplated thereby, including the submission of the merger agreement to the HLTH stockholders for adoption.

WebMD’s Purposes and Reasons for the Merger

In September 2007, the WebMD board of directors was informed that HLTH was considering making a proposal to WebMD regarding a transaction that would involve the combination of the two companies. The WebMD board of directors determined to evaluate any such proposal because such a transaction would have the effect of eliminating HLTH’s controlling interest in WebMD and enhance the liquidity of WebMD Common Stock by significantly increasing the public float. In October 2007, the WebMD board of directors appointed a special committee of independent directors to negotiate the terms of a potential transaction. Following such negotiations, the WebMD special committee and the WebMD board of directors concluded that the transaction was in the best interests of WebMD and the unaffiliated WebMD stockholders. In determining the fairness of the merger and unanimously recommending approval of the merger agreement and the merger to the WebMD board of directors, the WebMD special committee also considered a number of factors which, in the opinion of the members of the WebMD special committee, supported the special committee’s recommendation, including:

•	By removing HLTH as WebMD’s controlling stockholder, WebMD’s stockholders will be able to participate in any premium from a change-of-control transaction.

•	The merger will simplify corporate ownership structure and increase transparency for investors.

•	The merger should improve how WebMD is perceived by investors and increase WebMD’s ability to raise capital and obtain financing.

•	The merger will eliminate management and board of director inefficiencies associated with managing current intercompany affairs and will allow them to devote their full attention to the growth of WebMD’s business.

•	If the Convertible Notes are not converted, then, on a pro forma basis, the merger will be accretive to EBITDA per share of WebMD, excluding stock-based compensation expense and certain other non-cash expenses, as well as all non-recurring charges.

•	The expectation that the merger will qualify as a reorganization for United States federal income tax purposes.

•	The special committee’s knowledge of WebMD’s business, assets, financial condition and results of operations, its competitive position, the nature of its business and the industry in which it competes.

•	The fact that, under the terms of the merger agreement, WebMD (with the approval of the special committee) may terminate the merger agreement if the special committee determines in good faith, after consultation with its legal counsel, that it is required by its fiduciary duties to terminate the merger agreement in order to enter into a definitive agreement with respect to a superior proposal.

•	All expenses incurred by either party and the special committee in connection with the merger and any related transactions will be paid by HLTH.

The special committee also considered a variety of risks and other potentially negative factors concerning the merger. The material risks and potentially negative factors considered by the special committee were as follows:

•	In the event that ViPS or Porex were to remain unsold prior to the merger, WebMD would assume the divestiture risk with respect to a non-core, slower-growth business, and such divestiture would continue to require the attention of management.

•	Retaining any such non-core business in the merger could cause WebMD to be viewed by securities analysts as no longer being a “pure play” internet company, with possible adverse consequences for the valuation multiple at which WebMD’s stock trades.

•	If the Convertible Notes are not converted, WebMD will acquire from HLTH a significantly larger number of WebMD shares than it will issue to the HLTH shareholders as merger consideration. Accordingly, if the price of WebMD stock declines prior to the effective time of the merger, WebMD could be viewed as having overpaid for the shares which are, in effect, being repurchased by WebMD.

•	WebMD will incur a significant amount of indebtedness, and may require additional financing. WebMD may be unable to obtain new financing, particularly if Porex remains unsold at the time of the merger, and the inability to obtain new financing may require it to reduce funds available for investment in research and development or capital expenditures.

•	As a result of the accounting treatment for the merger, WebMD’s GAAP earnings per share will be reduced significantly.

•	Based on the capitalization of WebMD following the merger, the conversion of the Convertible Notes would, on a pro forma basis, result in a slight dilution of EBITDA per share, the financial indicator that the WebMD special committee believes is the primary influence of the price at which WebMD’s stock trades.

•	Delays or difficulties in eliminating certain redundant costs of the two companies could reduce earnings beyond the anticipated slight increase in costs.

•	WebMD stockholders will be subject to risks related to any litigation pending against HLTH as well as any undisclosed liabilities of HLTH.

•	HLTH will use a significant portion of WebMD’s NOL carryforwards to offset the gains from the 2008 EBS Sale and the divestitures of ViPS and Porex, but will not reimburse WebMD for such use, as would otherwise be required under the Tax Sharing Agreement between HLTH and WebMD. HLTH estimates that, to offset the gains from the 2008 EBS Sale and the divestiture of ViPS, HLTH will utilize approximately $120 million of NOL carryforwards attributable to WebMD. Additional WebMD NOL carryforwards may be utilized upon the sale of Porex, but HLTH cannot estimate the amount of such additional usage until a definitive agreement is entered into with respect to such sale. HLTH estimates that, subsequent to the merger, approximately $740 million of NOL carryforwards will be available to the combined company to be carried forward to future periods, which amount would be reduced by the amount of any NOL carryforwards to be utilized with respect to the sale of Porex.

•	The increased size of WebMD’s public float following the merger could cause a decline in its stock price, to the extent it has been supported by a “scarcity” premium, as some analysts have speculated.

•	The fact that certain of WebMD’s directors and executive officers have interests in connection with the merger that are different from, or in addition to, the interests of WebMD stockholders generally (for further information, see the section entitled “Special Factors — Interests of Certain Persons in the Merger”).

•	The restrictions on the conduct of WebMD’s business prior to completion of the merger, requiring WebMD to conduct its business only in the ordinary course, subject to specific limitations, which may delay or prevent WebMD from undertaking business opportunities that may arise pending completion of the merger.

•	The additional costs to be incurred by WebMD following the merger, assumed by Morgan Joseph to be $4 million annually, in connection with integrating the business of HLTH and WebMD, as well as certain severance payments that may be required to be made to officers and other employees of HLTH.

•	The risk that anticipated cost savings and other benefits sought in the merger might not be fully realized.

•	Each of the factors described above in “Risk Factors — Risks Related to the Merger for Holders of WebMD Class A Common Stock.”

The special committee concluded, however, that these risks and potentially negative factors were outweighed by the potential benefits of the merger.

The foregoing discussion of the information and factors considered and given weight by the special committee in connection with the fairness of the merger to the stockholders of WebMD is not intended to be exhaustive but is believed to include all material factors considered by the special committee. The special committee did not find it practicable to assign, and did not assign, relative weights to the individual factors considered in reaching its conclusions as to the fairness of the proposed merger to unaffiliated WebMD stockholders. Rather, its fairness determination was made after consideration of all of the foregoing factors as a whole.

In addition to determining that the merger is advisable and in the best interests of WebMD and unaffiliated WebMD stockholders, the WebMD special committee determined that the transaction was procedurally and substantively fair to unaffiliated WebMD stockholders, despite the fact that a majority vote of unaffiliated WebMD stockholders is not a condition to the merger. HLTH opposed making the merger contingent on such a vote because, among other concerns, it would give holders of a relatively small position of WebMD stock the power to block the merger. The special committee considered a number of factors which they believed supported the determination of procedural and substantive fairness to WebMD and unaffiliated WebMD stockholders, including the following:

•	The unanimous recommendation of the special committee in favor of the merger and related transactions in light of (i) the composition of the two-member non-employee special committee, each of whom the WebMD board of directors had previously determined were unaffiliated with HLTH, (ii) the review of HLTH’s business, assets, liabilities and financial condition by the special committee’s financial advisors and (iii) the special committee’s determination that the merger is advisable and substantively and procedurally fair to and in the best interests of WebMD and unaffiliated WebMD stockholders.

•	The special committee retained its own nationally recognized legal advisor, Cahill, which the special committee determined had no relationship creating a potential conflict.

•	The special committee retained its own nationally recognized financial advisor, Morgan Joseph, which the special committee determined had no relationships that would compromise its independence.

•	The financial presentation of Morgan Joseph to the special committee on February 20, 2008 and its opinion addressed to the special committee that the merger consideration to be paid by WebMD in the merger was fair, from a financial point of view, to unaffiliated WebMD stockholders. Morgan Joseph’s opinion is described in detail under the heading “Special Factors — Opinions of Financial Advisors — Opinion of Financial Advisor to the Special Committee, Morgan Joseph & Co. Inc.”

•	The merger consideration and other terms and conditions of the merger agreement were the result of extensive negotiations between HLTH and the special committee and their respective financial and legal advisors.

•	The special committee had the exclusive authority to negotiate the terms of the merger on behalf of WebMD.

•	The special committee had the power to reject the proposed transaction and the resolutions establishing the special committee provided that the WebMD board of directors would not approve any strategic transaction with HLTH without the prior, favorable recommendation of the special committee.

•	WebMD’s business, financial strength and prospects made it viable as a stand-alone entity.

•	The HLTH board of directors did not participate in or have any influence over the conclusion reached by the special committee or the negotiating positions of the special committee.

Recommendations of the WebMD Special Committee and the Board of Directors

The WebMD special committee oversaw the performance of financial and legal due diligence by its advisors, conducted an extensive review and evaluation of, and negotiated, the terms and conditions of the merger on behalf of WebMD. The special committee, after giving careful consideration to the presentation made by Morgan Joseph, determined by a unanimous vote held at a meeting held February 20, 2008, that the merger is advisable, procedurally and substantively fair to and in the best interests of WebMD and unaffiliated WebMD stockholders.

On February 20, 2008, the WebMD special committee unanimously recommended to the WebMD board of directors that it approve the merger, the merger agreement and each of the transactions contemplated thereby. The WebMD board of directors adopted the conclusions and analysis of the special committee regarding the fairness of the transaction and, following the special committee’s recommendation, the WebMD board determined that the merger is advisable, procedurally and substantively fair to and in the best interests of WebMD and unaffiliated WebMD stockholders and approved the merger, the merger agreement and each of the transactions contemplated thereby, including the issuance of the WebMD Common Stock and the submission of the merger agreement to the WebMD stockholders for adoption.

Opinions of Financial Advisors

Opinion of HLTH’s Financial Advisor, Raymond James & Associates, Inc.

Pursuant to an engagement letter dated November 7, 2007, HLTH retained Raymond James & Associates, Inc. as its financial advisor in connection with the proposed merger. At the meeting of the HLTH board of directors on February 20, 2008, Raymond James gave its opinion that, as of such date and based upon and subject to the assumptions, qualifications and limitations described in its written opinion, the merger consideration to be received by holders of HLTH Common Stock in connection with the proposed merger was fair, from a financial point of view, to such holders.

Raymond James’s opinion noted that HLTH would be required by the merger agreement to liquidate certain investments in ARS prior to consummation of the merger. The merger agreement also provided that if the aggregate proceeds from the sale of the ARS are less than $194.5 million, the cash consideration will be adjusted downward pursuant to the terms of the merger agreement. For purposes of its opinion, Raymond James assumed, based on existing market conditions for the ARS at that time and with the permission of the HLTH board of directors, that the cash consideration would be subject to such downward adjustment based on the liquidation of the ARS held by HLTH required by the merger agreement.

The full text of the written opinion of Raymond James, dated February 20, 2008, which sets forth assumptions made, matters considered, and limits on the scope of review undertaken, is attached as Annex F to this joint proxy statement/prospectus. Raymond James’s opinion, which is addressed to the HLTH board of directors, is directed only to the fairness, from a financial point of view, of the merger consideration to be received by holders of HLTH Common Stock in connection with the proposed merger. Raymond James expressed no opinion on the relative merits of the merger compared to any alternative that might be available to HLTH or the terms of the merger agreement. Raymond James’s opinion does not constitute a recommendation to any holder of HLTH Common Stock as to how such stockholder should vote at the HLTH Annual Meeting and does not address any other aspect of the proposed merger or any related transaction. Raymond James’s opinion does not address the fairness of the proposed merger to, or any consideration that may be received by, the holders of any other class of securities, creditors or constituencies of HLTH, or the underlying decision by HLTH or its board of directors to engage in the proposed merger. Raymond James expressed no opinion as to the price at which HLTH Common Stock, WebMD Common Stock, or any other securities would trade at any future time. In addition, Raymond James did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by HLTH’s officers, directors or employees, or any class of such persons, in connection with the merger. Raymond James’s opinion was authorized for issuance by the Fairness Opinion Committee of Raymond James. Raymond James has consented to the inclusion of its written opinion and the summary of the opinion in this joint proxy statement/prospectus. In giving such consent, Raymond James does not admit that it comes within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the SEC promulgated thereunder, nor does Raymond James admit that it is an expert with respect to any part of the Registration Statement on Form S-4 of which this joint proxy statement/prospectus forms a part, within the meaning of the terms “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the SEC thereunder. The summary of the opinion of Raymond James set forth in this joint proxy statement/prospectus is qualified by reference to the full text of such opinion. Holders of HLTH Common Stock are urged to read the opinion in its entirety.

In arriving at its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions of the merger as stated in the merger agreement;

•	reviewed the audited financial statements of HLTH as of and for the fiscal year ended December 31, 2006 and the unaudited financial statements for the nine-month period ended September 30, 2007;

•	reviewed the audited financial statements of WebMD as of and for the fiscal year ended December 31, 2006 and the unaudited financial statements for the nine-month period ended September 30, 2007;

•	reviewed HLTH’s annual report filed on Form 10-K for the fiscal year ended December 31, 2006 and the quarterly reports filed on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007;

•	reviewed WebMD’s annual report filed on Form 10-K for the fiscal year ended December 31, 2006 and the quarterly reports filed on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007;

•	reviewed certain other publicly available information on HLTH and WebMD;

•	reviewed other financial data and forecasts, balance sheet estimates, and other operating information requested from and provided by HLTH and WebMD;

•	reviewed the historical price and trading activity for the shares of HLTH and WebMD;

•	discussed with senior management of HLTH certain information related to the aforementioned;

•	reviewed, and with permission from the HLTH board of directors, relied upon certain information provided regarding the ARS; and

•	considered such other quantitative and qualitative factors deemed by Raymond James to be relevant to its analysis.

Financial forecasts and projections are subjective in many respects and reflect numerous assumptions regarding general business, economic, market and financial conditions and other matters. None of HLTH, Raymond James or any of their respective affiliates or representatives makes any representation to any person regarding the financial forecasts and projections reviewed in connection with Raymond James’s opinion. Raymond James utilized these financial projections and forecasts in assessing potential values for ViPS and Porex for purposes of the sum of the parts analysis described below. These projections were considered in conjunction with preliminary indications of interest received by HLTH from potential acquirers of ViPS and Porex. Stockholders are cautioned not to place undue reliance on the financial forecasts and projections because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially. There can be no assurance that the financial forecasts and projections will be achieved.

Raymond James did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it by HLTH or any other party, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. For purposes of its opinion, Raymond James assumed and relied upon, with permission from the HLTH board of directors, the accuracy and completeness of all such information. Raymond James did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets (including investment securities, which include but are not limited to, the ARS) or liabilities (contingent or otherwise), of HLTH. With respect to financial forecasts and estimates, along with other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James has (i) assumed, with permission from the HLTH board of directors, that such forecasts, estimates and other such information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management and (ii) has relied upon each party to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review.

In rendering its opinion, Raymond James assumed that the merger would be consummated on the terms described in the merger agreement. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement, and that all conditions to the consummation of the merger will be satisfied without being waived. Raymond James also assumed that all material governmental, regulatory or other consents and approvals will be obtained and that, in the course of obtaining any necessary governmental, regulatory or other consents and approvals necessary for the consummation of the merger, as contemplated by the merger agreement, no restrictions will be imposed or amendments, modifications, or waivers made that would have any material adverse effect on HLTH or WebMD. In the capacity of rendering the opinion, Raymond James expressed no opinion regarding the structure or tax consequences of the merger agreement, or the availability or advisability of any alternatives to the transaction.

Raymond James’s opinion is necessarily based on economic, market and other conditions and the information made available to Raymond James as of February 20, 2008. It should be understood that subsequent developments could affect Raymond James’s opinion and that, despite Raymond James’s agreement under its engagement letter to deliver subsequent or bring-down fairness opinions if requested by the HLTH board of directors, Raymond James does not have any obligation to reaffirm its opinion.

Summary of Financial Analyses Conducted by Raymond James

The following is a summary of the material financial analyses underlying Raymond James’s opinion, dated February 20, 2008, delivered to the HLTH board of directors in connection with the merger at a meeting of the HLTH board of directors on February 20, 2008. The order of the analyses described below does not represent relative importance or weight given to those analyses by Raymond James or by the HLTH board of directors. Considering such data without considering the full narrative description of the financial analyses could create a misleading or incomplete view of Raymond James’s financial analyses.

In conducting its investigation, performing its analyses, and in arriving at its opinion, Raymond James took into account such accepted financial and investment banking procedures and considerations as it deemed relevant, including the review of: (i) the current and projected financial position and results of operations of HLTH and WebMD; (ii) the historical market prices, trading activity, and ownership profile of the Common Stock of HLTH and WebMD; (iii) historical and projected revenues, operating earnings, net income and capitalization of HLTH and WebMD and certain other publicly held companies Raymond James believes to be similar, in whole or in part, to HLTH; (iv) historical acquisition premiums paid relative to the market stock prices of selected companies; and (v) the general condition of the securities markets.

In arriving at its opinion, Raymond James did not attribute any particular weight to any analysis or factor considered by it. Each analysis was ultimately qualitative in nature given that the comparisons with other transactions or metrics did not lend themselves to mathematical “weights” contributing to a total which translated into a determination of fairness. These analyses and other factors were then evaluated together as a whole, reflecting qualitative judgments regarding the significance and relevance of each analysis and factor, which together informed the ultimate conclusions of Raymond James, but no single analysis was determinative in rendering a conclusion regarding the fairness of the consideration to be paid in the proposed transaction. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

The following summarizes the material financial analyses presented by Raymond James to the HLTH board of directors at its meeting on February 20, 2008 and considered by Raymond James in rendering its opinion. The description below explains Raymond James’s methodology for determining the estimated value of the merger consideration and comparing that value to ranges of value implied by various valuation techniques. No company or transaction used in certain of the analyses described below was deemed to be directly comparable to HLTH or the merger. The description set forth below is a summary of the analyses and data presented by Raymond James and is qualified by reference to the text of the fairness opinion.

Estimated Value of the Merger Consideration:  The merger agreement calls for each holder of HLTH Common Stock to receive a combination of cash and stock as follows:

•	Stock consideration equal to 0.1979 shares of WebMD for each share of HLTH Common Stock.

•	Cash consideration of $6.89 per share for each share of HLTH Common Stock. However, Raymond James has assumed that the cash received by holders of HLTH Common Stock upon closing of the merger may decline due to the actual cash received by HLTH upon the required liquidation of the ARS. This assumption was reached by review of, and reliance upon, the ARS information provided to Raymond James. While Raymond James believes that the ARS information is reasonable, Raymond

James notes that the ARS information is not based on actual quotes or trades and that the market for, and marketability of, securities of the type and nature of the ARS held by HLTH are experiencing an unprecedented period of illiquidity and volatility. Raymond James further notes that the merger agreement includes a mechanism whereby the cash consideration is subject to adjustment based on the actual cash received by HLTH upon liquidation of the ARS prior to, and as a condition to, the closing of the merger. For purposes of its fairness opinion analyses, Raymond James utilized an adjustment based upon the above factors to calculate cash consideration received by holders of HLTH Common Stock at closing of $6.52 per share.

•	Estimated total merger consideration of $12.22 per share of HLTH Common Stock based upon (i) an exchange ratio of 0.1979 shares of WebMD Common Stock, (ii) WebMD’s closing stock price of $28.80 on February 19, 2008, and (iii) assumed cash consideration of $6.52 per share.

Historical Stock Trading Analysis:  Raymond James analyzed the performance of HLTH Common Stock between July 1, 2004 and February 19, 2008. During this period, HLTH Common Stock achieved a closing price high of $16.29 and a closing price low of $6.57. The historical stock trading analysis was presented to the board of directors of HLTH as background information to compare to the estimated merger consideration of $12.22 per share.

Historical Exchange Ratio Analysis:  Raymond James analyzed the historical exchange ratio implied by the terms of the merger agreement and the relative trading prices of HLTH Common Stock and WebMD Common Stock between January 1, 2007 and February 19, 2008. The historical exchange ratio was calculated by subtracting $6.52 of assumed cash consideration from the HLTH per share closing price and dividing the difference by the WebMD closing price on the same day. During this period, the historical exchange ratio reached a high of 0.1898 and a low of 0.1207.

Raymond James calculated the historical exchange ratio implied by the methodology described above as of the closing price on the following dates:

•	February 19, 2008: 0.1264

•	January 2, 2008: 0.1716

•	June 29, 2007: 0.1591

•	January 3, 2007: 0.1430

Premium Analysis:  Raymond James analyzed the stock price premiums paid in 30 recent merger and acquisition transactions announced since January 2007 with target company enterprise values between $2.5 billion and $5.0 billion. The selection of this metric for identifying transactions to be analyzed was based on the trading range of HLTH’s Common Stock during the last six months of calendar year 2007, which fluctuated substantially after the November 7, 2007 announcement by HLTH of the potential of the proposed transaction. Transactions that fell outside the range of target enterprise values referenced above, which were announced prior to January 1, 2007, or involving target companies located outside the United States were excluded from analysis. Of the transactions identified for comparison: seven transactions involved the sale of a public company to a private equity fund (each of which involved a leveraged buy out by the sponsoring private equity fund utilizing both debt and equity to fund the transaction); two transactions involved the sale of a publicly traded company to a privately held company; 21 transactions involved the sale of a public company to another public company; and two transactions involved going private transactions subject to Rule 13e-3 under the Securities Exchange Act of 1934, as amended. Raymond James noted that the reasons for, and circumstances surrounding, each of the transactions reviewed were diverse and that the premiums fluctuated based on perceived growth, synergies, strategic value, trading history and other factors. None of the targets in the reviewed transactions is identical to HLTH and, accordingly, Raymond James’s analysis of these transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the comparison of the percentage purchase price premium implied by the merger versus the percentage purchase price premiums of these transactions.

Raymond James measured each transaction price per share relative to each target’s closing price per share (i) on the day prior and (ii) five days prior to announcement of the transaction. Raymond James compared the mean, median, high and low premiums paid from this set of transactions to the premiums implied by the estimated merger consideration. The results of the transaction premium analysis are summarized below:

	Implied Premium
	1-Day	5-Day

Mean	23.5%	23.7%
Median	24.3%	24.0%
High	54.2%	56.3%
Low	(4.4)%	(9.9)%
Estimated Merger Consideration	20.3%	16.7%

Raymond James then applied the mean, median, high and low one-day and five-day premiums to the relevant HLTH closing stock prices to determine the implied equity price per share. The results are summarized below:

	Implied Equity
	Price per Share
	1-Day	5-Day

Mean	$12.55	$12.95
Median	12.63	12.98
High	15.67	16.36
Low	9.71	9.43
Estimated Merger Consideration	12.22	12.22

Sum-of-Parts Analysis:  Given the disparate attributes of HLTH’s assets, Raymond James also compared the estimated merger consideration to an estimated sum-of-parts valuation for HLTH. Specifically, the estimated merger consideration was compared to the combination of: (i) the public market value of HLTH’s ownership in WebMD; (ii) the estimated proceeds to be received from the sale of ViPS and Porex, net of applicable taxes; (iii) the estimated capitalization of HLTH at closing, excluding WebMD cash and cash equivalents; and (iv) the estimated value of the residual HLTH NOL carryforwards to be delivered to WebMD at closing. When compared to the total sum-of-parts values across the low-end, mid-point, and high-end of the range of estimated divestiture proceeds to be received from the sales of ViPS and Porex, the estimated merger consideration of $12.22 represents a premium of 1.0% to the low-end and a discount of 0.5% and 2.0% to the mid-point and high-end of the sum-of-parts analysis, respectively. Results of the analysis are summarized below:

	Range of Estimated Divestiture Proceeds
	Low-End	Mid-Point	High-End

Ownership in WebMD	$7.05	$7.04	$7.03
Divestiture proceeds from ViPS and Porex	2.59	2.84	3.08
Capitalization adjustment	2.00	2.00	1.99
Value of residual NOL	0.46	0.40	0.35

Total per share value	$12.10	$12.28	$12.46	(1)

Premium/(discount) of estimated merger consideration	1.0%	(0.5)%	(2.0)%
Diluted HLTH shares(2)	189.7	189.9	190.1

(1)	The amounts listed in this column may not equal the total stated due to rounding.

(2)	Diluted HLTH shares used in the calculation increase as the total per share value of HLTH increases due to the impact of a larger number of in-the-money options.

Additional Considerations of Raymond James

The foregoing summary describes all analyses and factors that Raymond James deemed material in its presentation to the HLTH board of directors but is not a comprehensive description of all analyses performed and factors considered by Raymond James in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. In arriving at its fairness determination, Raymond James did not assign specific weights to any particular analyses.

The analyses conducted by Raymond James were prepared solely for the purpose of enabling Raymond James to provide its opinion to the HLTH board of directors as to the fairness of the merger consideration, from a financial point of view, to the stockholders of HLTH, and do not purport to be appraisals or necessarily reflect the prices at which assets or securities actually may be sold. In performing its analyses, Raymond James made, and was provided by HLTH’s management with, numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of HLTH. The analyses performed by Raymond James, particularly those based on forecasts, are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses at the time of the opinion delivery. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of HLTH or its advisors, none of HLTH, Raymond James or any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions. All such analyses were prepared solely as a part of Raymond James’s analysis of the fairness, from a financial point of view, to the shareholders of the merger consideration pursuant to the merger agreement. The opinion of Raymond James was one of many factors taken into consideration by the HLTH board of directors in making its determination to approve the merger. Consequently, the analyses described above should not be viewed as determinative of the opinion of the HLTH board of directors or management with respect to the value of HLTH. HLTH placed no limits of the scope of the analysis performed, or opinion expressed, by Raymond James. The HLTH board of directors selected Raymond James as financial advisor in connection with the merger based on Raymond James’s qualifications, expertise, reputation, and experience in mergers and acquisitions. For services rendered in connection with the delivery of its opinion, HLTH paid Raymond James a cash retainer in the amount of $50,000 and a customary investment banking fee in the amount of $500,000 upon delivery of its opinion. HLTH will also pay Raymond James a customary fee for advisory services in the amount of $1,000,000 in connection with the merger, which is contingent upon consummation of the merger and is larger than the fee for delivery of its opinion. HLTH also agreed to reimburse Raymond James for expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James for liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of HLTH for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Other than the engagement of Raymond James by the HLTH board of directors described above, there are no existing or contemplated material relationships or arrangements for future services, nor have any such relationships or arrangements existed or been contemplated during the past two years, involving or resulting in the payment or receipt of compensation between Raymond James and any party to the transaction.

Opinion of Financial Advisor to the Special Committee, Morgan Joseph & Co. Inc.

In connection with its review and analysis of the merger, the WebMD special committee engaged Morgan Joseph to advise the special committee and to furnish a written opinion as to the fairness to the stockholders of WebMD (other than HLTH and the officers, directors and employees of WebMD and their respective affiliates), from a financial point of view, of the consideration to be paid by WebMD in the merger to holders of the Common Stock of HLTH. The special committee selected Morgan Joseph as its financial advisor because, among other reasons, Morgan Joseph has experience in the valuation of businesses and securities in connection with mergers and acquisitions.

At a meeting of the special committee on February 20, 2008, Morgan Joseph furnished to the special committee its opinion (the “Morgan Joseph Opinion”) that, as of such date, and based upon the assumptions made, matters considered and limitations of its review set forth in its written opinion, the consideration to be paid by WebMD in the merger was fair, from a financial point of view, to the stockholders of WebMD (other than HLTH and the officers, directors and employees of WebMD and their respective affiliates).

Morgan Joseph has consented to the inclusion of its written opinion and the summary of the opinion in this joint proxy statement/prospectus. The description of the Morgan Joseph Opinion set forth in this section is qualified by reference to the full text of the Morgan Joseph Opinion set forth in Annex G. You are urged to read the Morgan Joseph Opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the Morgan Joseph Opinion and the review and analyses undertaken by Morgan Joseph in furnishing to the special committee the Morgan Joseph Opinion.

The Morgan Joseph Opinion is addressed and was furnished solely to the special committee and addresses only the fairness to the stockholders of WebMD (other than HLTH and the officers, directors and employees of WebMD and their respective affiliates), from a financial point of view, of the consideration to be paid by WebMD in the merger. It does not address the merits of the underlying business decision by WebMD, the special committee or WebMD’s board of directors to propose, consider, approve, recommend, declare advisable or consummate the merger, and does not constitute a recommendation to WebMD, the special committee, WebMD’s board of directors, WebMD’s stockholders, or any other WebMD constituent, person or entity as to how such person should vote or as to any other specific action that should be taken in connection with the transaction.

In connection with furnishing the Morgan Joseph Opinion, Morgan Joseph reviewed and analyzed, among other things, the following:

•	the February 19, 2008 draft of the merger agreement which WebMD represented to Morgan Joseph was, with respect to all of the material terms and conditions thereof, substantially in the form of the definitive agreement executed and delivered by the parties thereto promptly after the receipt of the Morgan Joseph Opinion;

•	the Annual Report on Form 10-K filed by WebMD with the SEC for its fiscal year ended December 31, 2006, the Quarterly Reports on Form 10-Q filed by WebMD with the SEC for its fiscal quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, and certain other filings made by WebMD with the SEC under the Exchange Act;

•	the Annual Report on Form 10-K filed by HLTH with the SEC for its fiscal year ended December 31, 2006, the Quarterly Reports on Form 10-Q filed by HLTH with the SEC for its fiscal quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, and certain other filings made by HLTH with the SEC under the Exchange Act;

•	the reported prices and trading activity of WebMD’s Class A Common Stock and HLTH’s Common Stock;

•	with respect to HLTH and its subsidiaries other than WebMD, certain internal information and other data relating to their respective businesses and prospects, including budgets, projections and certain presentations prepared by HLTH and WebMD, which were provided to Morgan Joseph by or at the request of HLTH’s senior management;

•	with respect to WebMD, certain internal information and other data relating to its business and prospects, including budgets and certain presentations prepared by WebMD, which were provided to Morgan Joseph by or at the request of WebMD’s senior management and HLTH’s senior management;

•	in accordance with instructions from the special committee, certain projections with respect to WebMD contained in an analyst’s model;

•	certain publicly available information concerning certain other companies engaged in businesses which Morgan Joseph believed to be generally comparable to WebMD and HLTH and the trading markets for certain of such other companies’ securities; and

•	the financial terms of certain recent business combinations which Morgan Joseph believes to be relevant.

Morgan Joseph also had discussions with various officers and employees of WebMD and HLTH concerning the transaction and their businesses, operations, assets, present condition and prospects and undertook such other studies, analyses and investigations as Morgan Joseph deemed relevant.

In performing its analyses, numerous assumptions, including the assumptions described below, were made with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Morgan Joseph, the special committee, WebMD and HLTH. Any estimates contained in the analyses performed by Morgan Joseph are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which those businesses or securities might actually be sold. Accordingly, the analyses and estimates are inherently subject to substantial uncertainty.

In arriving at its opinion, Morgan Joseph, with the special committee’s permission, assumed and relied upon the accuracy and completeness of the financial and other information and data, including financial forecasts and forward-looking financial data, provided to or otherwise reviewed by or discussed with it, and upon the assurances of the senior managements of HLTH and WebMD that all information relevant to its opinion had been disclosed and made available to it and did not attempt independently to verify such information, nor did it assume any responsibility to do so. Morgan Joseph further relied upon the assurances of the senior managements of HLTH and WebMD that they were not aware of any facts that would make such information inaccurate or misleading. Morgan Joseph utilized the financial projections and forecasts with respect to ViPS and Porex in assessing potential values for each of ViPS and Porex in the analyses described below with respect to HLTH, and also utilized the analyst’s model with respect to WebMD in assessing potential values for WebMD in the analyses described below with respect to WebMD, in each case to the extent such analyses relate to the periods covered by such projections, forecasts or model. Without limiting the foregoing, Morgan Joseph relied upon, without independent verification, the information provided to it by WebMD with respect to WebMD’s cash balances, including the value of auction rate securities included in WebMD’s cash balances and any impairment to the value thereto, for which purpose, Morgan Joseph assumed, with the special committee’s permission, a 30% impairment to the value of the auction rate securities included in WebMD’s cash balance. With respect to HLTH’s subsidiaries other than WebMD, Morgan Joseph further assumed that HLTH’s forecasts and projections provided to and reviewed by it had been reasonably prepared in good faith based upon the best current estimates, information and judgment of the respective HLTH subsidiaries’ managements as to the future financial condition, cash flows and results of operations of HLTH and its consolidated subsidiaries other than WebMD. In that regard, Morgan Joseph assumed, with the special committee’s permission, that all of WebMD’s material assets and liabilities (contingent or otherwise) were as set forth in financial statements or other information made available to Morgan Joseph. Morgan Joseph expressed no opinion with respect to such forecasts and projections or the estimates and judgments on which they were based. With respect to WebMD, WebMD’s management advised Morgan Joseph that it had not prepared its own projections. However, WebMD’s management advised Morgan Joseph that (i) WebMD had reviewed projections contained in an analyst’s model regarding WebMD and (ii) after taking into account WebMD’s most recent guidance and the assumptions contained in that model, in the opinion of WebMD’s management, it was reasonable for Morgan Joseph to rely upon the projections of free cash flow contained in that model in connection with the preparation by Morgan Joseph of a discounted cash flow analysis. Based upon Morgan Joseph’s discussions with WebMD’s management regarding that model, Morgan Joseph conducted sensitivity analyses of the model and its assumptions. With the special committee’s permission,

Morgan Joseph relied upon the projections of free cash flow contained in that analyst model in the preparation of its discounted cash flow analysis.

Morgan Joseph made no independent investigation of any legal, accounting or tax matters affecting WebMD or HLTH, and assumed the correctness of all legal, accounting and tax advice given to WebMD and its board of directors and the special committee. In particular, Morgan Joseph was instructed to assume that none of the NOL carryforwards of WebMD will be utilized by HLTH pursuant to the tax sharing agreement between WebMD and HLTH prior to the consummation of the transaction and that such net operating losses will be utilized pursuant to the estimates of WebMD’s taxable income as projected in the analyst’s model. Furthermore, Morgan Joseph was instructed to utilize an estimate of $25 million for the net costs related to the Department of Justice investigation, irrespective of any differing amount set forth in any pro forma balance sheet prepared by WebMD. Morgan Joseph further assumed that the transaction would be consummated on the terms described in the drafts of the merger agreement, without any waiver, delay, amendment or modification of any material terms or conditions.

Morgan Joseph did not conduct a physical inspection of the properties and facilities of WebMD or HLTH, nor did it make or obtain any independent evaluation or appraisal of such properties and facilities. Morgan Joseph also took into account its assessment of general economic, market and financial conditions and its experience in similar transactions, as well as its experience in securities valuation in general. Morgan Joseph’s opinion necessarily is based upon economic, financial, political, regulatory and other conditions as they existed and could be evaluated on the date of the Morgan Joseph Opinion and Morgan Joseph assumed no responsibility to update or revise its opinion based upon events or circumstances occurring after such date. Morgan Joseph did not express any opinion as to what the market reaction might be to the proposed transaction or how WebMD Common Stock might trade after the announcement of the transaction.

In arriving at its opinion, Morgan Joseph was not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other transaction involving WebMD or its assets. Morgan Joseph also expressed no opinion about the fairness of the amount or nature of the compensation to any of WebMD’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of WebMD.

In connection with furnishing to the special committee the Morgan Joseph Opinion, Morgan Joseph performed a variety of financial analyses, which are summarized below. These analyses were presented to the special committee at a meeting held on February 20, 2008. The summary set forth below does not purport to be a complete description of the analyses performed by Morgan Joseph in this regard. Certain of the summaries of financial analyses include information set forth in tabular format. In order to fully understand the financial analyses used by Morgan Joseph, the tables must be read together with the text of each summary. The preparation of an opinion regarding financial fairness involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to a partial analysis or summary description. Accordingly, notwithstanding the separate analyses summarized below, Morgan Joseph believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors considered by it, without considering all of its analyses and factors, or attempting to ascribe relative weights to some or all of its analyses and factors, could create an incomplete view of the evaluation process underlying the Morgan Joseph Opinion.

Morgan Joseph was specifically informed by management of WebMD and HLTH that the financial forecasts and forward-looking financial data regarding their respective companies were based upon numerous variables and assumptions. These variables and assumptions are inherently uncertain, including, without limitation, factors related to general market, industry, economic and competitive conditions. Accordingly, Morgan Joseph was informed that actual results could vary significantly from those set forth in such financial forecasts and forward-looking financial data.

No company or transaction used in the analyses described below is identical to WebMD, HLTH or the proposed merger. Accordingly, an analysis of the results thereof necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the proposed merger or the public trading or other values of WebMD, HLTH or companies to which they are being compared. Mathematical analysis (such as determining an average or median) is not in itself a meaningful method of using selected acquisition or company data. In addition, in performing such analyses, Morgan Joseph relied upon, with the special committee’s permission and without any independent verification, projections prepared by research analysts at established securities firms, any of which may or may not prove to be accurate.

In arriving at its opinion, Morgan Joseph did not attribute any particular weight to any analysis or factor considered by it. Each analysis was ultimately qualitative in nature given that the comparisons with other transactions or metrics did not lend themselves to mathematical “weights” contributing to a total which translated into a determination of fairness. These analyses and other factors were then evaluated together as a whole, reflecting qualitative judgments regarding the significance and relevance of each analysis and factor, which together informed the ultimate conclusions of Morgan Joseph, but no single analysis was determinative in rendering a conclusion regarding the fairness of the consideration to be paid in the proposed transaction. Accordingly, Morgan Joseph believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

The following is a summary of the material analyses performed by Morgan Joseph in connection with the Morgan Joseph Opinion.

Analyses with Respect to WebMD

Morgan Joseph prepared a series of analyses with respect to the value of WebMD. These analyses included comparisons of WebMD to selected publicly traded companies, analyses of selected comparable transactions, discounted cash flow analysis and a leveraged buyout analysis. The per share value of WebMD’s Common Stock derived from each of these analyses was compared to closing price of WebMD’s Class A Common Stock as of February 15, 2008.

Selected Publicly Traded Companies Analysis

Using publicly available research analyst estimates and other publicly available information, Morgan Joseph analyzed, among other things, the implied value of WebMD Class A Common Stock based upon corresponding trading multiples of selected companies that Morgan Joseph believed were generally comparable to WebMD. These selected companies are set forth below:

•	Google Inc.
•	Yahoo! Inc.
•	Monster Worldwide Inc.
•	ValueClick Inc.
•	CNET Networks Inc.
•	Bankrate Inc.
•	TechTarget, Inc.
•	Dice Holdings, Inc.
•	Move, Inc.
•	Marchex Inc.
•	TheStreet.com, Inc.
•	The Knot, Inc.
•	Internet Brands, Inc.
•	Health Grades Inc.
•	Ediets.com Inc.
•	A.D.A.M. Inc.

In its analysis, Morgan Joseph derived a range of trading multiples for the selected companies, including, but not limited to, enterprise value as a multiple of projected EBITDA, calculated as follows:

•	Enterprise Value, which Morgan Joseph defined as market capitalization plus the book value of total debt and preferred stock (on an as converted basis, if applicable) minus cash, cash equivalents and marketable securities, divided by Wall Street projected consensus operating earnings before interest, taxes, depreciation and amortization, stock-based compensation expenses, non-cash advertising expenses and certain extraordinary or non-recurring charges, which is referred to as EBITDA.

Although none of the selected companies is directly comparable to WebMD in all respects, they were chosen because they are publicly traded companies with operations, lines of business and/or product segments that for purposes of analysis may be considered similar to certain of WebMD’s operations, lines of business and/or product segments.

The financial information reviewed by Morgan Joseph included trading multiples exhibited by the selected companies with respect to their 2008 and 2009 projected financial performance. All trading multiples for the selected companies were based upon closing stock prices as of February 15, 2008. The table below provides a summary of these trading multiples:

Trading Multiples Observed from the Selected Companies

	Mean		Median		High		Low

Enterprise Value/
2008 Projected EBITDA	11.6	x	10.6	x	21.1	x	6.5	x
2009 Projected EBITDA	9.4	x	9.0	x	18.4	x	5.2	x

Morgan Joseph applied a range of trading multiples derived from such analyses to WebMD’s corresponding financial data from the analyst’s model. The analysis implied per share values for WebMD’s Class A Common Stock of $25.16 to $30.66, based on multiples of 11.0x to 14.0x of WebMD’s projected 2008 EBITDA of $111.5 million, and of $26.88 to $31.74, based on multiples of 9.0x to 11.0x of WebMD’s projected 2009 EBITDA of $147.9 million.

Selected Comparable Transactions Analysis

Using publicly available information, Morgan Joseph analyzed, among other things, the implied value of WebMD’s Class A Common Stock, based upon corresponding transaction purchase price multiples paid in selected precedent merger and acquisition transactions which it deemed relevant in reviewing the financial terms of the proposed merger, which are presented in the table below in reverse chronological order based upon the date of announcement:

Date Announced	Target Company	Acquiror Company

November 2, 2007	KnowledgeStorm, Inc.	TechTarget, Inc.
July 13, 2007	MeziMedia, Inc.	ValueClick, Inc.
June 4, 2007	1-800 Contacts, Inc.	Fenway Partners
May 18, 2007	aQuantive, Inc.	Microsoft Corporation
February 13, 2007	StubHub, Inc.	eBay Inc.
June 5, 2006	WeddingChannel.com	The Knot, Inc.
March 6, 2006	iVillage Inc.	NBC Universal, Inc.
December 14, 2005	PriceGrabber.com, LLC	Experian Limited
November 15, 2005	Automotive.com	PRIMEDIA Inc.
September 8, 2005	IGN Entertainment, Inc.	News Corporation
August 2, 2005	E-LOAN, Inc.	Popular, Inc.
July 18, 2005	Intermix Media, Inc.	News Corporation
June 6, 2005	Shopzilla, Inc.	EW Scripps Co.
June 1, 2005	Shopping.com Ltd.	eBay, Inc.
May 4, 2005	LowerMyBills, Inc.	Experian Information Solutions, Inc.
April 7, 2005	Ciao AG	Greenfield Online, Inc.
March 21, 2005	Ask Jeeves, Inc.	IAC/InterActiveCorp
February 17, 2005	About, Inc.	The New York Times Company
December 16, 2004	Rent.com	eBay Inc.
November 14, 2004	MarketWatch, Inc.	Dow Jones & Company, Inc.

Date Announced	Target Company	Acquiror Company

October 25, 2004	Classmates Online, Inc.	United Online, Inc.
September 29, 2004	Orbitz, Inc.	Cendant Corporation
July 1, 2004	Sportsline.com, Inc.	Viacom Inc.
May 24, 2004	Tickle Inc.	Monster Worldwide, Inc.
March 26, 2004	Switchboard Incorporated	InfoSpace, Inc.
September 22, 2003	Hotwire, Inc.	IAC/InterActiveCorp
May 5, 2003	LendingTree, Inc.	USA Interactive/IAC/InterActiveCorp

Morgan Joseph selected these transactions, among other reasons, because the targets involved in such transactions operate in similar industries and have similar lines of business to WebMD. However, none of the target companies or selected transactions is identical or directly comparable to WebMD or the proposed merger, respectively. For each precedent transaction, Morgan Joseph determined the transaction value (which is defined as the purchase price of the equity plus the book value of total debt and preferred stock (on an as converted basis, if applicable) less cash, cash equivalents and marketable securities) as a multiple of the target Company’s EBITDA for the latest twelve-month period preceding the acquisition (“LTM”) and the twelve-month period succeeding the acquisition (“NTM”).

The financial information reviewed by Morgan Joseph included transaction purchase price multiples exhibited by the selected transactions with respect to the target company’s financial results over the LTM and NTM periods. The table below provides a summary of these transaction purchase price multiples:

Purchase Price Multiples Observed from the Selected Transactions

	Mean		Median		High		Low

Transaction Value/
LTM EBITDA	25.4	x	23.6	x	46.5	x	6.7	x
NTM EBITDA	24.1	x	20.7	x	36.6	x	14.8	x

Morgan Joseph applied a range of transaction purchase price multiples derived from such analyses to WebMD’s corresponding historical financial data and the corresponding financial data from the analyst’s model. The analysis implied per share values for WebMD’s Class A Common Stock of $36.34 to $40.39, based on multiples of 23.0x to 26.0x of WebMD’s LTM EBITDA of $82.9 million, and of $43.38 to $48.76, based on multiples of 21.0x to 24.0x of WebMD’s projected NTM EBITDA of $111.5 million.

Discounted Cash Flow Analysis

Using certain projected financial information from the analyst’s model for fiscal years 2008 through 2012, Morgan Joseph calculated the net present value of free cash flows of WebMD using discount rates ranging from 13.7% to 14.7%. Morgan Joseph’s estimate of the appropriate range of discount rates was based on the estimated cost of capital for the selected companies used in the selected publicly traded companies analysis. Morgan Joseph also estimated a range of terminal values for WebMD based on EBITDA in fiscal year 2012 that ranged from 14.0x to 16.0x and discounted these terminal values using the assumed range of discount rates. Morgan Joseph’s estimate of the appropriate range of terminal multiples was based upon the multiples of the selected companies and the selected transactions used in the selected comparable transactions analysis. The present values of the implied terminal values of WebMD were then added to the present value of the after-tax free cash flows and WebMD’s net cash of $249.1 million as of January 4, 2008 to arrive at a range of equity values. In determining this value, Morgan Joseph assumed a 30% impairment to the value of the auction rate securities included in WebMD’s cash balance and included the present value of the tax benefit from WebMD’s NOL carryforwards from the analyst’s model. The discounted cash flow analysis implied equity values per share for WebMD’s Class A Common Stock of $47.68 to $54.55.

Implied Equity Value per Share

	Assumed Terminal Value Multiple of 2012 EBITDA:
	14.0x	15.0x	16.0x

After-Tax Weighted Average Cost of Capital (“WACC”):
13.7%	$49.43	$51.99	$54.55
14.2%	48.55	51.05	53.55
14.7%	47.68	50.14	52.59

Leveraged Buyout Analysis

Using certain of the projected financial information used in the discounted cash flow analysis for fiscal years 2008 through 2012, Morgan Joseph performed a leveraged buyout analysis to determine the potential implied value for WebMD’s Class A Common Stock that might be achieved in an acquisition of WebMD in a leveraged buyout transaction assuming an exit from the business in fiscal year 2012, the same terminal value multiples used in the discount cash flow analysis. Estimated exit values were calculated by applying a range of multiples from 14.0x to 16.0x EBITDA in fiscal year 2012. Morgan Joseph then derived a range of theoretical per share purchase prices based upon a range of assumed required internal rates of return on equity for a buyer of approximately 23% to 27%, which range was, in Morgan Joseph’s professional judgment, assumed to be generally reflective of the range of required internal rates of return on equity commonly assumed when performing a leveraged buyout analysis of this type. The leveraged buyout analysis implied per share equity values for WebMD’s Class A Common Stock of $26.77 to $33.90.

Analyses with Respect to HLTH

In addition to its analyses with respect to the value of WebMD, Morgan Joseph conducted a series of analyses with respect to the value of HLTH which were based upon the estimated component values of the various businesses and other assets that are owned by HLTH. These included: (i) 48.1 million shares of WebMD Class B Common Stock; (ii) the proceeds from the sale of HLTH’s minority interest in Emdeon Business Services, which was valued at $575.0 million, based upon the publicly announced sale price; (iii) 100% of the outstanding capital stock of Porex; (iv) 100% of the outstanding capital stock of ViPS; (v) approximately $589.5 million in cash, including cash assumed to be received by HLTH upon the exercise of stock options prior to the closing of the merger; (vi) the value of NOL carryforwards which could be utilized by WebMD following the merger; and (vii) the expected future cash flows to be received by HLTH pursuant to a data license agreement. Morgan Joseph also considered the principal factors that reduced the value of HLTH, which included: (i) the estimated value of HLTH’s obligations with respect to its convertible notes; (ii) the estimated net costs related to the Department of Justice investigation; and (iii) the estimated liabilities associated with the taxes that would be due upon the disposal of HLTH’s subsidiaries and the other transactions contemplated hereby. For purposes of determining the number of HLTH stock options to be exercised, and the cash proceeds such exercise would generate, Morgan Joseph assumed, with the special committee’s permission, that all options with a strike price at least 10% below the merger consideration would be exercised.

Analyses with Respect to Ownership of WebMD Common Stock.  The most significant component of the value owned by HLTH is its ownership of 48.1 million shares of WebMD Class B Common Stock. Based upon the analyses of the value of WebMD above, Morgan Joseph estimated the value of HLTH’s ownership of WebMD Class B Common Stock based upon WebMD’s Class A Common Stock trading price as of the close of business on February 15, 2008, and incorporated a discount to such value to reflect the impairment to the value of the auction rate securities included in WebMD’s cash balance as of January 4, 2008, which were assumed, for purposes of this analysis, to have diminished in value by 30% of the book value of such securities as of such date. No control premium was attributed to the value of HLTH’s ownership of WebMD Class B Common Stock in Morgan Joseph’s analysis. The resulting value of HLTH’s ownership of WebMD was between $7.03 and $7.06 per share of HLTH Common Stock, depending upon the level of dilution from option exercises assumed.

With respect to Porex and ViPS, Morgan Joseph conducted separate valuation analyses on each company, as summarized below. Together with the proceeds of the Emdeon Business Services disposition, and net of estimated taxes, Morgan Joseph’s analysis indicated HLTH’s subsidiaries had a value of between $986.7 million and $1,088.6 million, or between $5.20 and $5.72 per share of HLTH Common Stock. In combination with the other valuation factors described above, Morgan Joseph’s analysis indicated HLTH’s implied equity value was between $2.3 billion and $2.4 billion, or between $12.13 and $12.56 per share of HLTH Common Stock.

Analyses with Respect to Porex

Morgan Joseph prepared a series of analyses with respect to the value of Porex. Porex’s business is composed of two groups, the Porous Products Group and the Surgical Products Group. Because these groups exhibit different business and financial characteristics, and are comparable to different companies, Morgan Joseph analyzed separately the value of each of these groups. Morgan Joseph’s analysis indicated a range of values for Porex as a whole of approximately $242 million to $298 million, which reflected a range of values of the Porous Products Group of approximately $210 million to $260 million and a range of values for the Surgical Products Group of approximately $32 million to $38 million.

Analyses with Respect to Porex — Porous Products Group

Selected Companies Analysis

Using publicly available research analyst estimates and other publicly available information, Morgan Joseph analyzed, among other things, the implied value of the Porous Products Group based upon corresponding trading multiples of selected companies that Morgan Joseph believed were generally comparable to the Porous Products Group. These selected companies are set forth below:

•	Pall Corp.
•	Millipore Corp.
•	Pentair Inc.
•	Bemis Co. Inc.
•	CLARCOR Inc.
•	Polypore International Inc.
•	Filtrona plc
•	Sartorius AG
•	Porvair plc

In its analysis, Morgan Joseph derived a range of trading multiples for the selected companies, including, but not limited to, enterprise value as a multiple of projected EBITDA, calculated as follows:

•	Enterprise Value, which Morgan Joseph defined as market capitalization plus the book value of total debt and preferred stock (on an as converted basis, if applicable) minus cash, cash equivalents and marketable securities, divided by EBITDA. The calculation of EBITDA used in the analysis of Porex and ViPS differs from the calculation used in the analysis of WebMD; stock-based compensation expenses and non-cash advertising expenses were added back to operating earnings to determine EBITDA for purposes of the WebMD analysis, but not for the Porex and ViPS analysis.

Although none of the selected companies is directly comparable to the Porous Products Group in all respects, they were chosen because they have operations, lines of business and/or product segments that for purposes of analysis may be considered similar to certain of the Porous Products Group’s operations, lines of business and/or product segments.

The financial information reviewed by Morgan Joseph included trading multiples exhibited by the selected companies with respect to their 2008 projected financial performance. All trading multiples for the selected companies were based upon closing stock prices as of February 15, 2008. The table below provides a summary of these trading multiples:

Trading Multiples Observed from the Selected Companies

	Mean		Median		High		Low

Enterprise Value/
2008 Projected EBITDA	8.6	x	8.7	x	12.0	x	5.9x

Morgan Joseph applied a range of trading multiples derived from such analyses to the Porous Products Group’s corresponding financial data. The analysis implied enterprise values of approximately $210 million to $255 million, based upon multiples of 8.1x to 9.9x of the Porous Products Group’s projected 2008 EBITDA of $25.9 million.

Selected Comparable Transactions Analysis

Using publicly available information, Morgan Joseph analyzed, among other things, the implied enterprise value of the Porous Products Group, based upon corresponding transaction purchase price multiples paid in selected precedent merger and acquisition transactions that it deemed relevant in reviewing the financial terms of the proposed merger, which are presented in the table below in reverse chronological order based upon the date of announcement:

Date Announced	Target Company	Acquiror Company

February 4, 2008	Whatman plc	General Electric Company (GE Healthcare)
October 17, 2007	Perry Equipment Corporation	CLARCOR Inc.
March 6, 2007	Porous Media Corporation	Pentair Inc.
August 2, 2005	domnick hunter group plc	Parker Hannifin Corporation
May 12, 2005	CUNO Incorporated	3M Company
June 1, 2004	BHA Group Holdings, Inc.	General Electric Company
March 17, 2004	Apogent Technologies Inc.	Fisher Scientific International Inc.
February 3, 2004	Polypore, Inc.	Warburg Pincus LLC
February 2, 2004	Waterlink (UK) Limited	Calgon Carbon Corp
November 18, 2003	Everpure, Inc.	Pentair, Inc.
March 6, 2002	Filtrations & Separations Group	Pall Corp.

Morgan Joseph selected these transactions, among other reasons, because the targets involved in such transactions operate in similar industries and have similar lines of business to the Porous Products Group. However, none of the target companies is identical or directly comparable to the Porous Products Group, and no transaction involving the Porous Products Group has been proposed. For each precedent transaction, Morgan Joseph determined the transaction value (which is defined as the purchase price of the equity plus the book value of total debt and preferred stock (on an as converted basis, if applicable) less cash, cash equivalents and marketable securities) as a multiple of the target company’s EBITDA for the LTM period. The table below provides a summary of these transaction purchase price multiples:

Purchase Price Multiples Observed from the Selected Transactions

	Mean		Median		High		Low

Transaction Value/
LTM EBITDA	11.7	x	11.4	x	20.5	x	6.7x

Morgan Joseph applied a range of transaction purchase price multiples derived from such analyses to the Porous Products Group’s corresponding financial data. The analysis implied enterprise values of approximately $220 million to $275 million, based on multiples of 9.5x to 11.9x of the Porous Products Group’s LTM EBITDA of $23.1 million.

Discounted Cash Flow Analysis

Using HLTH’s projected financial information for the Porous Products Group for fiscal years 2008 through 2012, Morgan Joseph calculated the net present value of free cash flows of the Porous Products Group using discount rates ranging from 11.3% to 13.3%. Morgan Joseph’s estimate of the appropriate range of discount rates was based upon the estimated cost of capital for the selected companies used in the selected publicly traded companies analysis. Morgan Joseph also estimated a range of terminal values for the Porous Products Group based upon multiples of EBITDA in fiscal year 2012 that ranged from 8.5x to 9.5x and discounted these terminal values using the assumed range of discount rates. Morgan Joseph’s estimate of the appropriate range of terminal multiples was based upon the multiples from the selected companies and the selected transactions used in the selected comparable transactions analysis. The present values of the implied terminal values of the Porous Products Group were then added to the present value of the after-tax free cash flows to arrive at a range of enterprise values. The discounted cash flow analysis implied enterprise values of approximately $230 million to $275 million.

Implied Enterprise Value

	Assumed Terminal Value Multiple of 2012 EBITDA:
	8.5x	9.0x	9.5x
	($ in millions)

After-Tax Weighted Average Cost of Capital (“WACC”):
11.3%	$251.7	$263.4	$275.0
12.3%	241.6	252.7	263.9
13.3%	232.0	242.7	253.3

Leveraged Buyout Analysis

Based upon HLTH’s projected financial information for the Porous Products Group for fiscal years 2008 through 2012, Morgan Joseph performed a leveraged buyout analysis to determine the potential implied enterprise value that might be achieved in an acquisition of Porous Products Group in a leveraged buyout transaction assuming an exit from the business in fiscal year 2012. Estimated exit values were calculated by applying a range of multiples from 8.5x to 9.5x EBITDA in fiscal year 2012, the same terminal value multiples used in the discounted cash flow analysis. Morgan Joseph then derived a range of theoretical purchase prices based upon a range of assumed required internal rates of return on equity for a buyer of approximately 23% to 27%, which range was assumed to be generally reflective of the range of required internal rates of return on equity commonly assumed when performing a leveraged buyout analysis of this type. The leveraged buyout analysis implied enterprise values of approximately $175 million to $200 million.

Analyses with Respect to Porex — Surgical Products Group

Selected Companies Analysis

Using publicly available research analyst estimates and other publicly available information, Morgan Joseph analyzed, among other things, the implied value of the Surgical Products Group based upon corresponding trading multiples of selected companies that Morgan Joseph believed were generally comparable to the Surgical Products Group. These selected companies are set forth below:

•	Stryker Corp.
•	Zimmer Holdings Inc.
•	Synthes Inc.
•	Smith & Nephew plc
•	Orthofix International NV
•	Wright Medical Group Inc.
•	Symmetry Medical, Inc.
•	Exactech Inc.

In its analysis, Morgan Joseph derived a range of trading multiples for the selected companies, including, but not limited to, enterprise value as a multiple of projected EBITDA, calculated as follows:

•	Enterprise Value, which Morgan Joseph defined as market capitalization plus the book value of total debt and preferred stock (on an as converted basis, if applicable) minus cash, cash equivalents and marketable securities, divided by EBITDA. The calculation of EBITDA used in the analysis of Porex and ViPS differs from the calculation used in the analysis of WebMD; stock-based compensation expenses and non-cash advertising expenses were added back to operating earnings to determine EBITDA for purposes of the WebMD analysis, but not for the Porex and ViPS analysis.

Although none of the selected companies is directly comparable to the Surgical Products Group in all respects, they were chosen because they have operations, lines of business and/or product segments that for purposes of analysis may be considered similar to certain of the Surgical Products Group’s operations, lines of business and/or product segments.

The financial information reviewed by Morgan Joseph included trading multiples exhibited by the selected companies with respect to their 2008 projected financial performance. All trading multiples for the selected companies were based upon closing stock prices as of February 15, 2008. The table below provides a summary of these trading multiples:

Trading Multiples Observed from the Selected Companies

	Mean		Median		High		Low

Enterprise Value/
2008 Projected EBITDA	11.8	x	12.0	x	13.9	x	9.8x

Morgan Joseph applied a range of trading multiples derived from such analyses to the Surgical Products Group’s corresponding financial data. The analysis implied enterprise values of approximately $32 million to $38 million, based upon multiples of 9.9x to 11.7x of the Surgical Products Group’s projected 2008 EBITDA of $3.2 million.

Selected Comparable Transactions Analysis

Using publicly available information, Morgan Joseph analyzed, among other things, the implied enterprise value of the Porous Products Group, based upon corresponding transaction purchase price multiples paid in selected precedent merger and acquisition transactions that it deemed relevant in reviewing the financial terms of the proposed merger, which are presented in the table below in reverse chronological order based upon the date of announcement:

Date Announced	Target Company	Acquiror Company

January 15, 2008	Lifecore Biomedical, Inc.	Warburg Pincus LLC
July 16, 2007	DJO Incorporated	ReABLE Therapeutics, Inc.
March 12, 2007	Plus Orthopedics AG	Smith & Nephew plc
November 14, 2006	Newdeal Technologies, SA	Integra Lifesciences Holdings Corporation
February 27, 2006	Aircast Incorporated	dj Orthopedics LLC
August 9, 2004	Empi, Inc.	Encore Medical Corporation
April 28, 2004	MedSource Technologies Inc.	Accellent, Inc. (Medical Device Manufacturing, Inc.)

Morgan Joseph selected these transactions, among other reasons, because the targets involved in such transactions operate in similar industries and have similar lines of business to the Surgical Products Group. However, none of the target companies is identical or directly comparable to the Surgical Products Group, and no transaction involving the Surgical Products Group has been proposed. For each precedent transaction, Morgan Joseph determined the transaction value (which is defined as the purchase price of the equity plus the book value of total debt and preferred stock (on an as converted basis, if applicable) less cash, cash equivalents and marketable securities) as a multiple of the target company’s EBITDA for the LTM period. The table below provides a summary of these transaction purchase price multiples:

Purchase Price Multiples Observed from the Selected Transactions

	Mean	Median	High	Low

Transaction Value/LTM EBITDA	12.9x	14.4x	15.7x	7.3x

Morgan Joseph applied a range of transaction purchase price multiples derived from such analyses to the Surgical Products Group’s corresponding financial data. The analysis implied enterprise values of approximately $32 million to $37 million, based on multiples of 12.2x to 14.1x of the Surgical Products Group’s LTM EBITDA of $2.6 million.

Discounted Cash Flow Analysis

Using HLTH’s projected financial information for the Surgical Products Group for fiscal years 2008 through 2012, Morgan Joseph calculated the net present value of free cash flows of the Surgical Products Group using discount rates ranging from 12.7% to 14.7%. Morgan Joseph’s estimate of the appropriate range of discount rates was based on the estimated cost of capital for the selected companies used in the selected publicly traded companies analysis. Morgan Joseph also estimated a range of terminal values for the Surgical Products Group based upon EBITDA in fiscal year 2012 that ranged from 12.0x to 14.0x and discounted these terminal values using the assumed range of discount rates. Morgan Joseph’s estimate of the appropriate range of terminal multiples was based upon the multiples of the selected companies and the selected transactions used in the selected comparable transactions analysis. The present values of the implied terminal values of the Surgical Products Group were then added to the present value of the after-tax free cash flows to arrive at a range of enterprise values. The discounted cash flow analysis implied enterprise values of approximately $50 million to $60 million.

Implied Enterprise Value

	Assumed Terminal Value Multiple of 2012 EBITDA:
	12.0x	13.0x	14.0x
	($ in millions)

After-Tax Weighted Average Cost of Capital (“WACC”):
12.7%	$54.8	$58.8	$62.8
13.7%	52.6	56.4	60.2
14.7%	50.4	54.0	57.7

Leveraged Buyout Analysis

Based upon HLTH’s projected financial information for the Surgical Products Group for fiscal years 2008 through 2012, Morgan Joseph performed a leveraged buyout analysis to determine the potential implied enterprise value that might be achieved in an acquisition of Surgical Products Group in a leveraged buyout transaction assuming an exit from the business in fiscal year 2012. Estimated exit values were calculated by applying a range of multiples from 12.0x to 14.0x EBITDA in fiscal year 2012, the same terminal value multiples used in the discounted cash flow analysis. Morgan Joseph then derived a range of theoretical purchase prices based upon a range of assumed required internal rates of return on equity for a buyer of approximately 23% to 27%, which range was assumed to be generally reflective of the range of required internal rates of return on equity commonly assumed when performing a leveraged buyout analysis of this type. The leveraged buyout analysis implied enterprise values of approximately $30 million to $40 million.

  Analyses with Respect to ViPS

Morgan Joseph prepared a series of analyses with respect to the value of ViPS. ViPS’ business is composed of two groups, the Government Solutions Group and the HealthPayer Solutions Group. Because

these groups exhibit different business and financial characteristics, and are comparable to different companies, Morgan Joseph analyzed separately the value of each of these groups in its selected companies analysis and its selected transactions analysis. Discounted cash flow analysis and leveraged buyout analysis were conducted with respect to ViPS as a whole. Morgan Joseph’s analysis indicated a range of values for ViPS as a whole of approximately $210 million to $260 million.

Selected Companies Analysis

Using publicly available research analyst estimates and other publicly available information, Morgan Joseph analyzed, among other things, the implied value of each of the Government Solutions Group and the HealthPayer Solutions Group based upon corresponding trading multiples of selected companies that Morgan Joseph believed were generally comparable to each of the Government Solutions Group and the HealthPayer Solutions Group. These selected companies are set forth below:

Government Solutions Group	HealthPayer Solutions Group

• Electronic Data Systems Corp.	• Fair Isaac Corp.
• SAIC, Inc.	• TriZetto Group Inc.
• Affiliated Computer Services, Inc.	• Eclipsys Corporation
• CGI Group, Inc.	• Computer Programs & Systems Inc.
• CACI International Inc.	• National Research Corp.
• Perot Systems Corp.	• Logibec Groupe Informatique Ltee
• ManTech International Corp.	• Healthstream Inc.
• SRA International Inc.	• MEDecision, Inc.
• MAXIMUS Inc.
• Stanley, Inc.
• SI International, Inc.
• Dynamics Research Corp.

In its analysis, Morgan Joseph derived a range of trading multiples for the selected companies, including, but not limited to, enterprise value as a multiple of projected EBITDA, calculated as follows:

•	Enterprise Value, which Morgan Joseph defined as market capitalization plus the book value or total debt and preferred stock (on an as converted basis, if applicable) minus cash, cash equivalents and marketable securities, divided by EBITDA. The calculation of EBITDA used in the analysis of Porex and ViPS differs from the calculation used in the analysis of WebMD; stock-based compensation expenses and non-cash advertising expenses were added back to operating earnings to determine EBITDA for purposes of the WebMD analysis, but not for the Porex and ViPS analysis.

Although none of the selected companies is directly comparable to either group in all respects, they were chosen because they have operations, lines of business and/or product segments that for purposes of analysis may be considered similar to certain of the applicable group’s operations, lines of business and/or product segments.

The financial information reviewed by Morgan Joseph included trading multiples exhibited by the selected companies with respect to their 2008 projected financial performance. All trading multiples for the selected companies were based on closing stock prices as of February 15, 2008. The table below provides a summary of these trading multiples:

Trading Multiples Observed from the Selected Companies

Government Solutions Group

	Mean	Median	High	Low

Enterprise Value/2008 Projected EBITDA	7.4x	7.4x	10.1x	3.9x

HealthPayer Solutions Group

	Mean	Median	High	Low

Enterprise Value/2008 Projected EBITDA	9.2x	8.4x	14.9x	6.7x

Morgan Joseph applied a range of trading multiples derived from such analyses to each group’s corresponding financial data. The analysis of selected companies implied enterprise values for ViPS as a whole of approximately $180 million to $225 million, based upon multiples of 7.9x to 9.9x of ViPS’ projected 2008 EBITDA of $22.7 million.

Selected Comparable Transactions Analysis

Using publicly available information, Morgan Joseph analyzed, among other things, the implied enterprise value of ViPS, based upon corresponding transaction purchase price multiples paid in selected precedent merger and acquisition transactions that it deemed relevant in reviewing the financial terms of the proposed merger, which are presented in the table below in reverse chronological order based upon the date of announcement:

Date Announced	Target Company	Acquiror Company

Government Solutions Group
October 31, 2007 April 2, 2007	First Consulting Group, Inc. Quovadx, Inc.	Computer Sciences Corporation Battery Ventures
HealthPayer Solutions Group
June 11, 2007 April 2, 2007 March 2, 2007 November 20, 2006	Software of Excellence Ltd. CareScience, Division of Quovadx, Inc. Dendrite International, Inc. Netsmart Technologies, Inc.	Henry Schein, Inc. Premier, Inc. Cegedim S.A. Bessemer Venture Partners; InSight Venture Partners
August 14, 2006 January 19, 2006 November 25, 2005 September 28, 2005 December 10, 2004	OnlineBenefits, Inc. A4 Health Systems, Inc. CareKey, Inc. IDX Systems Corporation Health Communication Network Limited	A.D.A.M., Inc. Allscripts Healthcare Solutions, Inc. TriZetto Group, Inc. General Electric Company Primary Health Care Ltd.

Morgan Joseph selected these transactions, among other reasons, because the targets involved in such transactions operate in similar industries and have similar lines of business to the groups. However, none of the target companies is identical or directly comparable to either group, and no transaction involving ViPS or either of its groups has been proposed. For each precedent transaction, Morgan Joseph determined the transaction value (which is defined as the purchase price of the equity plus the book value of total debt and preferred stock (on an as converted basis, if applicable) less cash, cash equivalents and marketable securities) as a multiple of the target company’s EBITDA for the LTM period. The table below provides a summary of these transaction purchase price multiples:

Purchase Price Multiples Observed from the Selected Transactions

Government Solutions Group

	Mean	Median	High	Low

Transaction Value/LTM EBITDA	14.0x	14.0x	18.6x	9.5x

HealthPayer Solutions Group

	Mean	Median	High	Low

Transaction Value/LTM EBITDA	15.4x	15.7x	20.6x	10.2x

Morgan Joseph applied a range of transaction purchase price multiples derived from such analyses to ViPS’ corresponding financial data. The analysis implied enterprise values of approximately $215 million to $275 million, based on multiples of 11.0x to 14.1x of ViPS’ LTM EBITDA of $19.5 million.

Discounted Cash Flow Analysis

Using HLTH’s projected financial information for ViPS for fiscal years 2008 through 2012, Morgan Joseph calculated the net present value of free cash flows of ViPS using discount rates ranging from 9.8% to 11.8%. Morgan Joseph’s estimate of the appropriate range of discount rates was based upon the estimated cost of capital for the selected companies used in the selected publicly traded companies analysis. Morgan Joseph also estimated a range of terminal values for ViPS based upon multiples of EBITDA in fiscal year 2012 that ranged from 9.0x to 10.0x and discounted these terminal values using the assumed range of discount rates. Morgan Joseph’s estimate of the appropriate range of terminal multiples was based upon the multiples of the selected companies and the selected transactions used in the selected comparable transactions analysis. The present values of the implied terminal values of ViPS were then added to the present value of the after-tax free cash flows to arrive at a range of enterprise values. The discounted cash flow analysis implied enterprise values of approximately $270 million to $315 million.

Implied Enterprise Value

	Assumed Terminal Value Multiple of 2012 EBITDA:
	9.0x	9.5x	10.0x
	($ in millions)

After-Tax Weighted Average Cost of Capital (“WACC”):
9.8%	$291.4	$304.3	$317.2
10.8%	279.4	291.8	304.1
11.8%	268.1	279.9	291.7

Leveraged Buyout Analysis

Based upon HLTH’s projected financial information for ViPS for fiscal years 2008 through 2012, Morgan Joseph performed a leveraged buyout analysis to determine the potential implied enterprise value that might be achieved in an acquisition of ViPS in a leveraged buyout transaction assuming an exit from the business in fiscal year 2012. Estimated exit values were calculated by applying a range of multiples from 9.0x to 10.0x EBITDA in fiscal year 2012, the same terminal value multiples used in the discounted cash flow analysis. Morgan Joseph then derived a range of theoretical purchase prices based upon a range of assumed required internal rates of return on equity for a buyer of approximately 23% to 27%, which range was assumed to be generally reflective of the range of required internal rates of return on equity commonly assumed when performing a leveraged buyout analysis of this type. The leveraged buyout analysis implied enterprise values of approximately $160 million to $195 million.

Miscellaneous

WebMD and Morgan Joseph entered into a letter agreement dated November 6, 2007 relating to the services to be provided by Morgan Joseph in connection with the proposed merger. The letter agreement was supplemented on February 17, 2008. WebMD agreed to pay Morgan Joseph a customary engagement fee in the amount of $250,000 and a fee in the amount of $1,750,000 upon delivery of its opinion. The fees were not contingent upon either the conclusion of its opinion or the consummation of the transaction. WebMD also agreed to reimburse Morgan Joseph for its reasonable out-of-pocket expenses incurred in connection with its engagement, including certain fees and disbursements of its legal counsel, and to indemnify Morgan Joseph against liabilities relating to or arising out of its engagement, including liabilities under the securities laws. The opinion was approved and issued by Morgan Joseph’s opinion committee. In the ordinary course of its business, Morgan Joseph may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions in equity and other securities and financial instruments (including loans and other obligations) of, or investments in, WebMD and HLTH. Other than this engagement, Morgan Joseph has not acted as a financial advisor to any party involved in the transaction within the past three years. In addition, there are no existing or contemplated material relationships involving the payment or receipt of compensation between Morgan Joseph and any party to the transaction during the last two years. Morgan Joseph may in the future seek to provide investment banking services to WebMD, HLTH, or any of their affiliates, and receive customary fees for such services.

Projected Financial Information

This section of the proxy statement/prospectus includes projections of future financial performance and other “forward-looking statements.” See “Forward-Looking Statements” on page vi above for a discussion of the uncertainties inherent in these types of statements. Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the projections described below. The inclusion of projections of future financial performance in this joint proxy statement/prospectus should not be regarded as an indication that such projections will be an accurate prediction of future events, and they should not be relied upon as such. Neither HLTH nor WebMD undertakes any obligation to update or otherwise revise the projections described below to reflect circumstances existing after the date such projections were made or to reflect the occurrence of future events.

Projections Provided by HLTH

In November 2007, HLTH provided Raymond James and Morgan Joseph with financial projections for ViPs and Porex for fiscal years 2007 through 2010 for use in their respective financial analyses as summarized above under “Special Factors — Opinions of Financial Advisors.”

HLTH makes public only very limited information as to forecasts or projections of its future performance and generally does not make public forecasts or projections as to future performance or earnings beyond the current year. Similarly, HLTH does not, as a matter of course, publicly disclose forecasts or projections as to future revenues, earnings or other financial information of its business segments beyond the current year. The projections summarized below are included in this joint proxy statement/prospectus only because this information was provided to Raymond James and Morgan Joseph, in their respective roles as financial advisor to the board of directors of HLTH and financial advisor to the special committee of the board of directors of WebMD. These projections reflected management’s good faith judgments at the time they were prepared and have not been updated to reflect subsequent events or changes in management’s judgments.

The projections were not prepared with a view to public disclosure or toward compliance with GAAP, the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained below, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The Ernst & Young LLP report incorporated by reference in this joint proxy statement/prospectus relates to HLTH’s historical financial information. It does not extend to the projections and should not be read to do so. Furthermore, the financial projections do not take into account any circumstances or events occurring after the projections were prepared that were unforeseen by HLTH’s management at the time of preparation. HLTH has made publicly available its actual results of operations for the year ended December 31, 2007. You should review HLTH’s Consolidated Financial Statements for the year ended December 31, 2007 and HLTH’s Management’s Discussion and Analysis of Financial Condition and Results of Operation for the year ended December 31, 2007, which are included in this joint proxy statement/prospectus as Exhibit B-1 and Exhibit B-2, respectively, to obtain this information.

The following is a summary of the projected financial results of Porex and ViPS, which were provided by HLTH to Raymond James and Morgan Joseph (in millions):

	2007	2008	2009	2010

Porex:
Revenue	$91.5	$101.5	$112.5	$124.7
EBITDA	26.6	29.7	33.8	38.6
Capital Expenditures	4.2	6.2	5.2	5.7

	2007	2008	2009	2010

ViPS (base case):
Revenue	$103.1	$114.2	$128.5	$147.5
EBITDA	20.7	23.5	26.4	32.0
Capital Expenditures	2.5	2.7	2.9	3.1

	2007	2008	2009	2010

ViPS (best case):
Revenue	$103.1	$114.2	$131.0	$160.6
EBITDA	20.7	23.5	27.1	34.1
Capital Expenditures	2.5	2.7	3.0	3.2

Information Provided by WebMD

WebMD makes public only very limited information as to its future financial performance and does not prepare projections as to future financial performance beyond the current year. However, in response to a request from Morgan Joseph to provide five-year projections for use by Morgan Joseph in preparing its fairness opinion, WebMD and Morgan Joseph agreed that Morgan Joseph could use the financial projections for WebMD produced by an investment research analyst from another investment bank that had historically followed WebMD stock and representatives of WebMD discussed those projections with representatives of Morgan Joseph. We refer to those projections as the Analyst Projections. The Analyst Projections were also made available to, and discussed with, Raymond James. The Analyst Projections were not prepared by WebMD and were also not prepared in connection with the proposed merger; however, after taking into account WebMD’s most recent guidance, WebMD’s management determined that it would be reasonable for Morgan Joseph to rely on the Analyst Projections in connection with the preparation of Morgan Joseph’s discounted cash flow analysis. Notwithstanding such determination, you should not assume that the Analyst Projections should be used for any other purpose or that they reflect management’s current view.

The following is a summary of the Analyst Projections (in millions):

	2007	2008	2009	2010	2011	2012

WebMD:
Revenue	$337.1	$461.7	$577.3	$717.4	$874.7	$1,070.8
EBITDA	82.9	111.5	147.9	192.0	239.7	303.4
Capital Expenditures	20.5	27.7	31.7	35.9	39.4	48.2

Certain Effects of the Merger

Conversion of Outstanding HLTH Common Stock

Upon the merger agreement being adopted by HLTH’s stockholders and the other conditions to the closing of the merger being satisfied or waived, HLTH will be merged with and into WebMD, with WebMD continuing as the surviving corporation. Following the merger, the current HLTH stockholders and WebMD stockholders will directly own all of the outstanding shares of capital stock of WebMD. See “The Merger Agreement” for a complete description of the merger agreement.

Effect on Ownership Structure of WebMD

At the effective time of the merger, HLTH’s current stockholders will have ownership interests in WebMD and rights as WebMD stockholders. Therefore, HLTH’s current stockholders will participate alongside the current WebMD stockholders in any earnings or growth of WebMD following the merger and will benefit from any increase in the value of WebMD following the merger. For information regarding the interests in WebMD’s net book value and net income by HLTH and the holders of WebMD Class A Common Stock immediately before the merger and by HLTH stockholders and the holders of WebMD Class A Common Stock immediately following the merger, see “Interests in Net Income and Net Book Value of WebMD” below.

Upon the filing of the certificate of merger, the WebMD certificate of incorporation will be amended and restated, which we refer to, as amended, as the Amended WebMD Charter, to eliminate the dual class structure of Common Stock at WebMD, and all WebMD stockholders following the merger will own the same class of Common Stock. Pursuant to the Amended WebMD Charter, each share of Class B Common Stock of WebMD issued and outstanding immediately prior to the effectiveness of the Amended WebMD Charter will automatically be reclassified as one share of Common Stock of WebMD, and will become treasury stock and cease to be outstanding at the effective time of the merger. WebMD’s board of directors expects to retire these treasury shares following the merger, at which time they would become authorized but unissued shares of WebMD Common Stock available for issuance by WebMD in the future.

Effect on Listing, Registration and Status of HLTH Common Stock

HLTH’s Common Stock is currently registered under the Exchange Act and is listed on the Nasdaq Global Select Market under the symbol “HLTH.” As a result of the merger, the separate corporate existence of HLTH will cease. After the merger, HLTH’s Common Stock will cease to be listed on the Nasdaq Global Select Market, and price quotations with respect to sales of shares of HLTH’s Common Stock in the public market will no longer be available. In addition, registration of the Common Stock of HLTH under the Exchange Act will be terminated, and HLTH’s obligation to file reports under the Exchange Act will be suspended.

Effect on Organization and Management of WebMD

At the effective time of the merger, the directors of both WebMD and HLTH will become the directors of the surviving corporation in the merger and the WebMD board will accordingly be increased to 12 members. It is expected that, immediately following the effective time of the merger, the officers of WebMD immediately prior to the effective time of the merger will remain officers of the surviving corporation and will hold the same positions they currently hold at WebMD. The certificate of incorporation of WebMD as amended upon the filing of the certificate of merger will, from and after the effective time of the merger, be the certificate of incorporation of the surviving corporation, until duly amended as provided therein or by applicable law. The amended and restated bylaws of WebMD, as in effect immediately prior to the effective time of the merger, will, from and after the effective time of the merger, be the bylaws of the surviving corporation, until duly amended as provided therein or by applicable law.

It is expected that, upon consummation of the merger, the operations of WebMD will be conducted substantially as they currently are being conducted. Management of WebMD does not have any present plans or proposals that relate to, or would result in, an extraordinary corporate transaction following completion of the merger involving WebMD’s corporate structure, business or management, such as a merger, reorganization, liquidation, relocation of any operations or sale or transfer of a material amount of assets. It is expected, however, that following the merger, WebMD’s management will continuously evaluate and review WebMD’s business and operations and may develop new plans and proposals that they consider appropriate to maximize the value of WebMD. WebMD reserves the right to make any changes deemed appropriate in light of its evaluation and review or in light of future developments.

Plans for the Companies if the Merger is Not Completed

It is expected that, if the merger is not completed, the current management of HLTH, under the direction of the HLTH board, will continue to manage HLTH as a separate company, and the current management of WebMD, under the direction of the WebMD board, will continue to manage WebMD as an ongoing business that will continue to be controlled by HLTH. From time to time, it is expected that each of HLTH and WebMD will evaluate and review its respective business operations, properties, dividend policy and capitalization, among other things, make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to maximize stockholder value. If the merger is not consummated for any reason, there can be no assurance that any other transaction acceptable to HLTH or WebMD will be offered or that their respective businesses and operations will not be adversely affected. As discussed herein, HLTH currently is in the process of pursuing the sale of its Porex segment. If the proposed sale is successful and the merger is not completed, the only operating business of HLTH will be WebMD. HLTH may seek to acquire other businesses using cash or securities as consideration from time to time.

Approval of the Merger

WebMD Proposal to Adopt the Merger Agreement and Approve the Merger

The affirmative vote of the holders of a majority of the voting power of the outstanding shares of WebMD Common Stock entitled to vote at the WebMD Annual Meeting is required to adopt the merger agreement and approve the merger. In the merger agreement, HLTH has agreed to vote all of the shares of WebMD Class B Common Stock that it holds in favor of the adopting of the merger agreement and the approval of the merger. Since HLTH controls over 96% of the voting power of the outstanding WebMD Common Stock, it can cause the merger to be approved by WebMD stockholders without the vote of any other stockholder.

HLTH Proposal to Adopt the Merger Agreement and Approve the Merger

The affirmative vote of the holders of a majority of the outstanding shares of HLTH Common Stock entitled to vote at the HLTH Annual Meeting is required to adopt the merger agreement and approve the merger.

Interests of Certain Persons in the Merger

In considering the recommendation of the board of directors, you should be aware that certain of HLTH’s and WebMD’s executive officers and directors may have interests in the transaction that are different from, or are in addition to, the interests of HLTH’s and WebMD’s unaffiliated stockholders generally. The WebMD special committee, WebMD board of directors and HLTH board of directors were aware of these potential or actual conflicts of interest and considered them along with other matters when they determined to recommend the merger. See “Special Factors — Background of the Merger.”

HLTH Directors

Certain members of the HLTH board of directors are affiliated with WebMD and have actual or potential conflicts of interest in evaluating the merger. Each of Mark J. Adler, M.D., Neil F. Dimick and James V. Manning is a director of WebMD; and Martin J. Wygod is a director, Chairman of the Board and an executive officer of WebMD. For additional information on these members of the board of directors, see “HLTH Directors and Executive Officers.”

WebMD Directors

Certain members of the WebMD board of directors are affiliated with HLTH and have conflicts of interest in evaluating the merger. Each of Mark J. Adler, M.D., Neil F. Dimick and James V. Manning is a director of HLTH; and Martin J. Wygod is a director, Chairman of the Board and an executive officer of

HLTH. For additional information on these members of the board of directors, see “WebMD Directors and Executive Officers.”

HLTH Executive Officers

Certain executive officers of HLTH are affiliated with WebMD. Mark D. Funston is the Executive Vice President and Chief Financial Officer of HLTH and the Executive Vice President and Chief Financial Officer of WebMD; and Martin J. Wygod is Chairman of the Board and Acting Chief Executive Officer of HLTH and Chairman of the Board of WebMD. For additional information on these executive officers, see “HLTH Directors and Executive Officers.”

WebMD Executive Officers

Certain executive officers of WebMD are affiliated with HLTH. Mark D. Funston is the Executive Vice President and Chief Financial Officer of HLTH and the Executive Vice President and Chief Financial Officer of WebMD; and Martin J. Wygod is Chairman of the Board and Acting Chief Executive Officer of HLTH and Chairman of the Board of WebMD. Mr. Gattinella, Chief Executive Officer and President of WebMD, because of that position, is also deemed to be an executive officer of HLTH. For additional information on these executive officers, see “WebMD Directors and Executive Officers.”

Treatment of Grants Under HLTH and WebMD Equity Plans

HLTH Stock Options.  The majority of outstanding stock options of HLTH will be assumed by WebMD without any further action on the part of HLTH or the option holders; these assumed options will become options to acquire WebMD Common Stock. The new exercise price and number of shares of WebMD Common Stock subject to the assumed options will be determined using an option exchange ratio that takes into account both the merger consideration to be exchanged for each share of HLTH Common Stock as a result of the merger and the closing price of a share of WebMD Class A Common Stock on the last trading day immediately prior to the effective time of the merger. The option exchange ratio will be equal to the sum of (i) 0.1979 and (ii) the quotient of (A) the cash portion of the merger consideration paid for each share of HLTH Common Stock divided by (B) the closing price of a share of WebMD Class A Common Stock on the last trading day immediately preceding the effective time of the merger. As described under “Special Factors — Sources of Funds, Fees and Expenses” of this joint proxy statement/prospectus, the cash portion of the merger consideration will be $6.63 per share, subject to increase to a maximum of $6.89 per share as described beginning on page 109. The number of shares of WebMD Common Stock subject to each assumed option will be equal to the product of (i) the number of shares of HLTH Common Stock subject to such HLTH option prior to the effective time of the merger multiplied by (ii) the option exchange ratio. The per share exercise price of WebMD Common Stock subject to each assumed option will be equal to the quotient of (i) the per share exercise price of HLTH Common Stock subject to such HLTH option prior to the effective time of the merger divided by (ii) the option exchange ratio, increased to the extent necessary to ensure that the excess (if any) of the fair market value of a share of HLTH Common Stock over the per share exercise price of the HLTH option immediately prior to the effective time of the merger equals or exceeds the excess (if any) of the fair market value of a share of WebMD Common Stock over the per share exercise price of the assumed option immediately after the effective time of the merger. The conversion calculations explained above are intended to preserve, to the extent possible, though not enhance, the economic value of the assumed options to the holders upon their conversion into options to acquire WebMD Common Stock, such that the exercise price and number of shares of WebMD Common Stock subject to the assumed options immediately following their conversion will, in the aggregate and to the fullest extent possible, reflect the value (that is, the amount realizable on exercise of the options) of such options under the exercise price and number of shares of HLTH Common Stock subject to the options immediately prior to their conversion.

The following executive officers of HLTH and/or WebMD hold options to purchase the following number of shares of HLTH common stock that, if still outstanding at the closing of the merger, would be assumed by WebMD and converted into options to purchase WebMD Common Stock, as described above: Kevin M. Cameron, 3,962,168; Nan-Kirsten Forte, 570,557; Mark D. Funston, 180,000; Wayne T. Gattinella,

489,881; Charles A. Mele, 1,978,000; William Midgette, 310,000; Anthony Vuolo, 1,457,500; Martin J. Wygod, 5,060,000; and Steven Zatz, M.D., 996,334.

A limited number of outstanding stock options of HLTH were issued under three stock option plans that permit such options to be cancelled in the event HLTH undergoes a transaction, such as the merger, in which HLTH is not the surviving corporation. These three plans are the Synetic, Inc. 1998 Class E Stock Option Plan, the Porex Technologies Corp. 1998 Stock Option Plan and the MedE America Corporation and Its Subsidiaries 1998 Stock Option and Restricted Stock Purchase Plan. All options outstanding under these three plans are currently vested and exercisable. To the extent the options issued under these plans are not exercised within a certain period of time ending prior to the merger and HLTH provides notice that unexercised options will be cancelled and terminated, the options will be cancelled and terminated at the end of the stated notice period. As of October 8, 2008, a total of 2,910,169 options were potentially subject to cancellation and termination in accordance with the previous sentence. None of the Executive officers hold any of these options.

HLTH Restricted Stock Awards.  All outstanding shares of restricted stock of HLTH will be converted into shares of restricted stock of WebMD. For each share of restricted stock of HLTH, the holder thereof will have the right to receive 0.1979 shares of restricted stock of WebMD, plus the number of shares of WebMD Common Stock that would be purchasable at the closing price of a share of WebMD Class A Common Stock, on the last trading day immediately prior to the effective time of the merger, by the cash portion of the merger consideration (which, as described above, will be $6.63, subject to increase to a maximum of $6.89 as described beginning on page 109). It is currently estimated that, as of the effective time of the merger, the following executive officers will hold the following number of shares of HLTH restricted stock that will convert, at the effective time, into the right to receive the number of shares of WebMD restricted stock determined in accordance with the formula specified in this paragraph: Kevin M. Cameron, 183,250; Mark D. Funston, 30,000; Charles A. Mele, 40,000; and Martin J. Wygod, 170,000.

The HLTH stock options and the shares of restricted stock of HLTH are being converted into WebMD stock options and shares of restricted stock of WebMD rather than the right to receive the merger consideration (a portion of which will be paid in cash) in order to allow the options and shares of restricted stock to continue to fulfill the goals for which those awards were granted, including rewarding employees for increasing shareholder value, and to preserve the existing economic incentives provided by the grants of those awards. Additionally, the conversion of the HLTH options into WebMD options rather than the merger consideration avoids subjecting the holders of such options to potential adverse federal income tax consequences. The merger will not result in any accelerated vesting of HLTH stock options or shares of restricted stock of HLTH held by HLTH’s executive officers. The employment agreements for HLTH’s executive officers contain provisions that may affect outstanding HLTH stock options and shares of restricted stock of HLTH in the event of a “change of control” of HLTH (as defined in the employment agreements); each of HLTH’s executive officers has acknowledged in writing that the merger will not constitute a change in control for purposes of the executive’s employment agreement. The merger will not result in any changes to the terms and conditions of the HLTH stock options or shares of restricted stock of HLTH held by HLTH’s executive officers other than the conversion of such awards into awards covering WebMD Common Stock as described herein.

Retention Arrangements

Kevin Cameron.  HLTH is party to an employment agreement with Kevin Cameron, pursuant to which he served as HLTH’s Chief Executive Officer; he is also a Director of HLTH. Mr. Cameron’s employment agreement became effective September 23, 2004, and was subsequently amended effective February 1, 2006. In February 2008, Mr. Cameron went on medical leave from his position as Chief Executive Officer.

In the event Mr. Cameron terminates his employment with HLTH for “good reason,” as defined in his employment agreement, he would be entitled to certain severance benefits. He would be entitled to the same severance benefits upon a termination for good reason from WebMD as the successor of HLTH following the consummation of the merger. Under Mr. Cameron’s employment agreement, a termination for good reason includes any of the following: (i) a material breach by HLTH of its obligations to Mr. Cameron under the employment agreement; (ii) a material demotion of Mr. Cameron’s position with HLTH; and (iii) if Mr. Cameron is required by HLTH to commute, on a regular basis, to HLTH’s headquarters and such headquarters is outside of the New York City metropolitan area. Mr. Cameron must provide HLTH with 30 days written notice of a termination for good reason, and such notice must specify the basis for such termination. HLTH must be given the opportunity to cure the basis for such good reason termination within such 30-day period. Mr. Cameron also has the right to terminate his employment upon 30 days’ written notice after eleven months following a change in control of HLTH; however, he has acknowledged that the transactions contemplated by the merger agreement will not constitute a change in control of HLTH for purposes of his employment agreement.

If Mr. Cameron terminates his employment for good reason, his employment agreement generally provides for the following benefits:

•	As a result of his serving as Chief Executive Officer for over three years, he would be entitled to continuation of his base salary for three years from his termination date at the rate in effect on his termination date; this rate is currently $660,000 per year.

•	He would generally be entitled to continue to participate for three years, on the same terms and conditions that would have applied had he remained employed by HLTH during such period, in all health, medical, dental, life, and disability plans provided to him at the time of such termination and which are provided to employees generally following the date of termination (or comparable plans).

•	His HLTH stock options and restricted stock granted on or before October 1, 2004, would remain outstanding and continue to vest, and would otherwise be treated as if he remained in the employ of HLTH through the three-year period he is receiving continuation of base salary.

•	The portion of the WebMD stock option granted to him on September 28, 2005, that would have vested on the next vesting date following the termination date would vest on the termination date and would remain exercisable for the 90-day post-termination exercise period specified in such option plus an extension to the later of (i) the fifteenth day of the third month following such exercise period or (ii) December 31 of the calendar year in which such post-termination exercise period would terminate, but in no event beyond the expiration of the option’s original ten-year term.

•	The HLTH stock option granted to him on October 23, 2006, would remain outstanding and continue to vest until the next vesting date, and the next vesting date of the HLTH restricted stock grant made on the same date would accelerate to the date of termination.

In connection with the merger, it is anticipated that Mr. Cameron will undergo a change in title and position that may permit him to terminate employment with WebMD (as HLTH’s successor) for good reason.

Charles Mele.  HLTH is party to an employment agreement with Charles Mele, pursuant to which he serves as HLTH’s Executive Vice President, General Counsel and Secretary. Mr. Mele’s employment agreement became effective February 1, 2006.

In the event Mr. Mele terminates his employment with HLTH for “good reason,” as defined in his employment agreement, he would be entitled to certain severance benefits. He would be entitled to the same severance benefits upon a termination for good reason from WebMD as the successor of HLTH following the consummation of the merger. Under Mr. Mele’s employment agreement, a termination for good reason includes any of the following: (i) a material reduction in Mr. Mele’s title or responsibilities with HLTH; (ii) if, for any reason, Mr. Mele is required to report to anyone other than the chief executive officer of HLTH; (iii) any reduction in Mr. Mele’s base salary or material fringe benefits provided by HLTH; (iv) any material breach by HLTH of the employment agreement; (v) Mr. Mele is required to relocate his place of work to a location that is more than 25 miles from his current residence; or (vi) six months following a change in control of HLTH, so long as Mr. Mele remains in the employ of HLTH’s successor or HLTH during such six-month period. Mr. Mele, however, has acknowledged that the transactions contemplated by the merger agreement will not constitute a change in control of HLTH for purposes of his employment agreement.

Mr. Mele must provide HLTH with 30 days written notice of a termination for good reason, and such notice must specify the basis for such termination.

If Mr. Mele terminates his employment for good reason, his employment agreement provides for the following benefits:

•	He would be entitled to continuation of his base salary for three years from his termination date at the rate in effect on his termination date; this rate is currently $450,000 per year.

•	He would be entitled to an amount for each of the three years from his termination date equal to the greater of the average of the annual bonuses he received in the three years prior to termination or the amount of the bonus he received in the last of those years. Mr. Mele’s annual bonus for 2005, 2006 and 2007 was $325,000, $350,000 and $233,000, respectively.

•	He would be entitled to continue to participate for three years, on the same terms and conditions that would have applied had he remained employed by HLTH during such period, in all health, medical, dental, life and disability plans provided to him at the time of such termination and which are provided to employees generally following the date of termination.

•	All HLTH stock options granted to him prior to March 17, 2004, which are all currently vested, would remain exercisable until they would otherwise expire under the terms of the option agreement pursuant to which they were granted.

•	The HLTH stock options granted on March 17, 2004, which are all currently vested, would remain exercisable for the 90-day post-termination exercise period specified in such options plus an extension to the later of (i) the fifteenth day of the third month following such exercise period or (ii) December 31 of the calendar year in which such post-termination exercise period would terminate, but in no event beyond the expiration of the options’ original ten year term.

•	That portion of the WebMD stock options granted to him on September 28, 2005, that would have vested on the next vesting date following the date of termination would be deemed vested on the termination date and remain exercisable for the 90-day post-termination exercise period specified in such options plus an extension to the later of (i) the fifteenth day of the third month following such exercise period or (ii) December 31 of the calendar year in which such post-termination exercise period would terminate, but in no event beyond the expiration of the options’ original ten year term.

•	The HLTH stock options granted to him on October 23, 2006, would remain outstanding and continue to vest until the next vesting date, and the next vesting date of the HLTH restricted stock grant made on the same date would accelerate to the date of termination.

In connection with the merger, it is anticipated that Mr. Mele will undergo a change in title and position that may permit him to terminate employment with WebMD as HLTH’s successor for good reason.

Security Ownership by HLTH Management

For information regarding the beneficial ownership of HLTH Common Stock and WebMD Class A Common Stock by HLTH’s directors and executive officers, see “Security Ownership of Certain HLTH Beneficial Owners and HLTH Management.”

Security Ownership by WebMD Management

For information regarding the beneficial ownership of WebMD Class A Common Stock and HLTH Common Stock by WebMD’s directors and executive officers, see “Security Ownership of Certain WebMD Beneficial Owners and WebMD Management.”

Employment with the Surviving Corporation Post-Merger

It is expected that, immediately following the effective time of the merger, the executive officers of WebMD immediately prior to the effective time of the merger will remain executive officers of the surviving corporation and will hold the same positions they currently hold at WebMD. From and after the effective time of the merger, the executive officers of the surviving corporation will be eligible to participate in the employee benefit plans of WebMD on substantially the same terms and conditions as such executive officers participated prior to the effective time of the merger. Additionally, since WebMD’s initial public offering, it has relied on HLTH to provide it with certain services for its business pursuant to a services agreement it entered into with HLTH in September 2005. Certain of the HLTH executives that have provided WebMD with services under the service agreement will be employed by WebMD after the consummation of the merger. In connection with the merger, it is also anticipated that Mr. Cameron and Mr. Mele, HLTH’s chief executive officer and general counsel, respectively, will undergo changes in title and position that may permit them to terminate employment with WebMD as HLTH’s successor for good reason.

Directors of the Surviving Corporation Post-Merger

The board of directors of both WebMD and HLTH at the effective time of the merger will, from and after the effective time of the merger, be the directors of the surviving corporation, until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of WebMD.

Indemnification and Insurance

Pursuant to the merger agreement, WebMD and HLTH agreed to cooperate to purchase extended reporting period coverage, effective as of the completion of the merger, under the current directors’ and officers’ liability insurance policies maintained by HLTH providing for coverage for current officers and directors of HLTH for a period of six years from the completion of the merger.

In addition, pursuant to the merger agreement, the certificate of incorporation and the bylaws of the surviving corporation may not be amended, modified or repealed for a period of six years from the completion of the merger in a manner that would adversely affect the rights with respect to indemnification, advancement of expenses and exculpation of individuals who, at or prior to the completion of the merger, were officers or directors of HLTH, unless such amendment, modification or repeal is required by applicable law after the completion of the merger.

Compensation of the WebMD Special Committee

In consideration of the expected time and other commitments that would be required of WebMD special committee members, the board of directors determined that Jerome C. Keller and Stanley S. Trotman would each receive a one-time fee of $50,000 and $75,000, respectively, for service on the special committee. Such fees are being paid without regard to whether the WebMD special committee ultimately recommended approval of the merger agreement or whether the merger is consummated. In addition, the members of the special committee will also be reimbursed for their reasonable out-of-pocket travel and other expenses in connection with their service on the special committee.

Listing of WebMD Common Stock

The shares of WebMD Common Stock issuable to HLTH stockholders pursuant to the merger agreement have been or will be approved for listing on the Nasdaq Global Select Market. After the merger, the shares of WebMD Common Stock will continue to be listed on the Nasdaq Global Select Market under the symbol “WBMD.”

Exchange Agent

Prior to the time when the merger becomes effective, WebMD will designate a bank or trust company reasonably acceptable to HLTH to act as exchange agent for the payment of the merger consideration described in the merger agreement.

Material U.S. Federal Income Tax Consequences of the Merger

The following summary discusses the material U.S. federal income tax consequences applicable to a U.S. holder (as defined below) as a result of the merger. This summary is based upon the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change or different interpretations, possibly with retroactive effect. This summary is limited to “U.S. holders” (as defined below) that hold their shares of HLTH Common Stock as capital assets within the meaning of Section 1221 of the Code. As used in this summary, a “U.S. holder” is a beneficial owner of HLTH Common Stock that is, for U.S. federal income tax purposes, (a) a citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any State or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust (other than a grantor trust) if (A) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) it has a valid election in effect to be treated as a U.S. person.

This summary does not address all of the U.S. federal income tax consequences that may be relevant to particular HLTH stockholders in light of their own investment circumstances or HLTH stockholders that are subject to special rules under U.S. federal income tax laws, including, without limitation, persons receiving payment for terminated options, persons who have acquired HLTH stock upon the exercise of stock options or pursuant to other compensatory arrangements, stockholders that are not U.S. persons, persons validly exercising appraisal rights, insurance companies, tax-exempt organizations, financial institutions, investment companies, broker-dealers, mutual funds, real estate investment trusts, partnerships (including for this purpose any entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes), and persons holding their HLTH Common Stock through such entities, U.S. persons whose “functional” currency is not the U.S. dollar, and persons who hold HLTH Common Stock as part of a hedge, straddle, constructive sale or conversion transaction. This discussion does not discuss the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger, whether or not in connection with the merger. In addition, this discussion does not address the tax consequences of the merger under state, local, or foreign tax laws or under U.S. federal tax laws other than U.S. federal income tax laws.

If a partnership (including any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds HLTH Common Stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner in a partnership holding HLTH Common Stock should consult its own tax advisor regarding the tax consequences of the merger.

HLTH has applied for a private letter ruling from the Internal Revenue Service, or the IRS, regarding certain tax consequences of the merger. There is no assurance that the IRS will agree to issue all or any of the requested rulings, nor is the consummation of the merger contingent on such rulings being obtained from the IRS. The following discussion is not binding on the IRS or any court, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

The obligations of HLTH and WebMD to consummate the merger are conditioned upon the receipt by HLTH and WebMD of tax opinions from O’Melveny and Cahill, respectively, dated as of the closing date of the merger, substantially to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinions, for U.S. federal income tax purposes, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based on the truth and accuracy of certain factual representations and covenants made by WebMD and HLTH (including those contained in tax representation letters to be provided by WebMD and HLTH at the time of closing), and on customary factual assumptions, limitations and qualifications. The tax opinions do not bind the IRS and do not prevent the IRS from asserting a contrary opinion. In addition, if any of the representations or assumptions upon which the tax opinions are based are inconsistent with the actual facts, the tax consequences of the merger could be different.

U.S. Federal Income Tax Treatment of the Merger to WebMD and HLTH

Subject to the assumptions, qualifications and limitations set forth herein, in the opinion of O’Melveny, for U.S. federal income tax purposes, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code to WebMD and HLTH, and each of WebMD and HLTH will be a party to the reorganization within the meaning of Section 368(b) of the Code.

U.S. Federal Income Tax Treatment of the Merger to WebMD Stockholders

The merger will not be a taxable transaction to WebMD Class A Common stockholders in respect of their WebMD shares, which will remain outstanding after the merger.

Exchange of HLTH Common Stock for a Combination of WebMD Common Stock, Cash and Merger Notes, if Any.

Subject to the assumptions, qualifications and limitations set forth herein, in the opinion of O’Melveny, for U.S. federal income tax purposes, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and therefore the material U.S. federal income tax consequences of the merger to U.S. holders are as follows:

•	Except as discussed below in respect of cash received instead of fractional shares of WebMD Common Stock, a U.S. holder generally will recognize gain, but not loss, equal to the lesser of (x) the sum of the amount of cash and the fair market value of the notes (if any) that such holder receives in exchange for such holder’s HLTH Common Stock pursuant to the merger and (y) the amount of gain that such holder realizes as a result of the merger. The amount of gain realized by such U.S. holder pursuant to the merger will equal the excess, if any, of (i) the sum of the cash, the fair market value of WebMD Common Stock and the issue price of the notes (if any) that such holder receives in exchange for such holder’s HLTH Common Stock, over (ii) such holder’s tax basis in HLTH Common Stock surrendered pursuant to the merger.

•	The aggregate tax basis to a U.S. holder of WebMD Common Stock received for shares of HLTH Common Stock pursuant to the merger, including any fractional share interests deemed received in the merger and exchanged for cash and any notes, will equal the holder’s aggregate adjusted basis in the shares of HLTH Common Stock surrendered in the merger, increased by the amount of taxable gain (excluding any gain or loss resulting from the receipt and redemption of a fractional share interest described above), if any, recognized in the merger and decreased by the amount of cash and the fair market value of any notes received in the merger (excluding any cash received instead of a fractional share interest).

•	A U.S. holder’s holding period for the shares of WebMD Common Stock received in the merger will include the holding period for the shares of HLTH Common Stock surrendered in the merger.

In rendering the opinion set forth above, O’Melveny has relied, among other things, on (i) representations and covenants made by HLTH and WebMD, including those contained in officer’s certificates provided by HLTH and WebMD as of the date of this joint proxy statement/prospectus and in the merger agreement (as amended), and (ii) certain assumptions, including an assumption regarding the completion of the merger in the manner contemplated by the merger agreement (as amended) and this joint proxy statement/prospectus. In addition, O’Melveny’s opinion assumes the absence of changes in existing facts or in law between the date of this joint proxy statement/prospectus and the effective time of the merger, and that all of the representations and covenants made by HLTH and WebMD will continue to be true and accurate in all respects as of the effective time of the merger. If any of the representations, covenants or assumptions are inaccurate, incomplete or untrue, or any of the covenants are breached, O’Melveny’s opinion contained herein could be affected.

The above discussion does not specifically address tax basis issues with respect to a U.S. holder that acquired different blocks of HLTH Common Stock at different times or different prices. If a U.S. holder acquired different blocks of HLTH Common Stock at different times or different prices, such U.S. holder must calculate the amount of gain separately for each block of shares of HLTH Common Stock exchanged in the merger. Each U.S. holder should consult its own tax advisor with respect to the manner in which cash, the notes and WebMD Common Stock should be allocated among different blocks of HLTH Common Stock.

If, as anticipated, a substantial amount of the notes is considered to be traded on an established market, HLTH believes that the fair market value of the notes should equal the “issue price” of the notes at the time of the merger. However, the basis upon which the fair market value of the notes is determined in this context is not entirely clear, and therefore, U.S. holders should consult their tax advisors with respect to this matter. See “Material U.S. Federal Income Tax Consequences of the Merger Notes — Tax Consequences to U.S. Holders — Issue Price.”

If a U.S. holder’s holding period with respect to HLTH Common Stock surrendered in the merger is greater than one year as of the date of the merger, the gain recognized generally will be long-term capital gain. For non-corporate U.S. holders, long-term capital gain is currently taxable at a maximum federal income tax rate of 15%.

Any cash received by a U.S. holder instead of a fractional share of WebMD Common Stock pursuant to the merger generally will be treated as if such fractional share had been issued in the merger and then redeemed by WebMD. This deemed redemption generally will be treated as a sale or exchange of the fractional share.

In certain cases, a U.S. holder that actually or constructively owns WebMD Class A Common Stock immediately before the merger may have been subject to tax on the receipt of the cash and notes as ordinary income to the extent of the holder’s ratable share of accumulated earnings and profits (as calculated for U.S. federal income tax purposes); however, because neither HLTH nor WebMD has accumulated earnings and profits, the cash and fair market value of the notes should be treated as capital gain in the amount described in the first bullet point above.

Backup Withholding

The amount of any cash payments and the fair market value of notes, if any, paid to U.S. holders in connection with the merger may be subject to backup withholding, unless (1) the U.S. holder is a corporation or comes within certain other exempt categories or (2) prior to payment, the U.S. holder provides an accurate taxpayer identification number and certifies as required on a duly completed and executed IRS Form W-9 (or permitted substitute form), and otherwise complies with the requirements of the backup withholding rules. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided the required information is timely furnished to the IRS.

The foregoing discussion is not intended to be legal or tax advice to any particular HLTH stockholder. Tax matters regarding the merger are complicated, and the tax consequences of the merger to any particular HLTH stockholder will depend on that stockholder’s particular situation. HLTH’s stockholders are urged to consult their own tax advisors regarding the specific tax consequences of the merger, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws to them.

Anticipated Accounting Treatment of the Merger

The merger will be treated as a purchase of the minority interest in WebMD by HLTH. Because HLTH’s shareholders as a group will own the majority of the voting rights of WebMD following the merger, HLTH will be treated as the acquirer for accounting purposes and will account for the merger as a reverse acquisition in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” In connection with this accounting treatment, the fair value of WebMD will be allocated to the assets and liabilities of WebMD based on the historical cost basis of such assets and liabilities for the approximately 83% of WebMD owned by HLTH prior to the merger and based on the fair values of such assets and liabilities for the approximately 17% minority interest acquired (which considers certain WebMD shares to be issued pursuant to the purchase agreement for the acquisition of Subimo LLC). See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Dissenters’ Rights

Under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”), any holder of HLTH Common Stock who does not wish to accept the merger consideration being paid by WebMD as described in this joint proxy statement/prospectus may dissent from the merger and elect to have the fair value of their shares of Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the merger) judicially determined and paid to the holder in cash (together with interest, if any) in the amount determined to be the fair value, provided that the holder complies with the provisions of Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by the full text of Section 262, which is provided in its entirety as Annex D to this joint proxy statement/prospectus. All references in Section 262 and in this summary to a “stockholder” are to the record holder of the shares of HLTH Common Stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of HLTH Common Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow properly the steps summarized below in a timely manner to perfect appraisal rights.

Under Section 262, where a proposed merger is to be submitted for approval and adoption at a meeting of stockholders, as in the case of the HLTH Annual Meeting, the corporation, not less than 20 days before the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in that notice a copy of Section 262. This joint proxy statement/prospectus constitutes that notice, and the applicable statutory provisions of the DGCL are attached to this joint proxy statement/prospectus as Annex D. Any HLTH stockholder who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review carefully the following discussion and Annex D to this joint proxy statement/prospectus. Failure to comply with the procedures specified in Section 262 timely and properly will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of the HLTH Common Stock, HLTH believes that stockholders who consider exercising such appraisal rights should seek the advice of counsel.

Any holder of HLTH Common Stock wishing to exercise the right to demand appraisal under Section 262 of the DGCL must satisfy each of the following conditions:

•	as more fully described below, the holder must deliver to HLTH a written demand for appraisal of the holder’s shares before the vote on the merger agreement at the HLTH Annual Meeting, which demand will be sufficient if it reasonably informs HLTH of the identity of the holder and that the holder intends to demand the appraisal of the holder’s shares;

•	the holder must not vote the holder’s shares of HLTH Common Stock in favor of the merger agreement; a proxy which does not contain voting instructions will, unless revoked, be voted in favor of the merger agreement and, therefore, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger agreement or abstain from voting on the merger agreement; and

•	the holder must continuously hold the shares from the date of making the demand through the effective date of the merger; a stockholder who is the record holder of shares of HLTH Common Stock on the date the written demand for appraisal is made but who thereafter transfers those shares before the effective time of the merger will lose any right to appraisal in respect of those shares.

Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement and approve the merger will constitute a written demand for appraisal within the meaning of Section 262. The written demand for appraisal must be in addition to and separate from any such proxy or vote.

Only a holder of record of shares of HLTH Common Stock is entitled to assert appraisal rights for the shares in that holder’s name. A demand for appraisal should be executed by or on behalf of the stockholder of record, fully and correctly, as the stockholder’s name appears on the stock certificates, and should specify the stockholder’s name and mailing address, the number of shares of Common Stock owned and that the stockholder intends to demand appraisal of the stockholder’s Common Stock. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity. If the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a stockholder; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising appraisal rights with respect to the shares held for one or more other beneficial owners. In such case, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned the demand will be presumed to cover all shares held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine appropriate procedures for the making of a demand for appraisal by the nominee.

A stockholder who elects to exercise appraisal rights under Section 262 should mail or deliver a written demand to: HLTH Corporation, 669 River Drive, Center 2, Elmwood Park, New Jersey 07407-1361, Attention: Corporate Secretary.

Within ten days after the effective date of the merger, WebMD, as the surviving corporation, must send a notice as to the effectiveness of the merger to each former HLTH stockholder who has made a written demand for appraisal in accordance with Section 262 and who has not voted to adopt the merger agreement and approve the merger. Within 120 days after the effective date of the merger, but not thereafter, either WebMD or any dissenting stockholder who has complied with the requirements of Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of Common Stock held by all dissenting stockholders. WebMD is under no obligation to and has no present intention to file a petition for appraisal, and stockholders seeking to exercise appraisal rights should not assume that WebMD will file such a petition. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Inasmuch as WebMD has no obligation to file such a petition, the failure of a stockholder to do so within the period specified could nullify the stockholder’s previous written demand for appraisal.

Within 120 days after the effective date of the merger, any stockholder who has complied with the provisions of Section 262 to that point in time will be entitled to receive from WebMD, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. WebMD must mail that statement to the stockholder within 10 days after receipt of the request or within 10 days after expiration of the period for delivery of demands for appraisals under Section 262, whichever is later. Notwithstanding the foregoing, a person who is the beneficial owner of shares of HLTH Common Stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from WebMD the statement described in this paragraph.

A stockholder timely filing a petition for appraisal with the Delaware Court of Chancery must deliver a copy to WebMD, which will then be obligated within 20 days to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares. After notice to those stockholders, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine which stockholders are entitled to appraisal rights. The Delaware Court of Chancery may require stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with the requirement, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After the Delaware Court of Chancery determines the holders of HLTH Common Stock entitled to appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through this proceeding, the Court will determine the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. The costs of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a dissenting stockholder, the Delaware Court of Chancery may also order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all of the shares entitled to appraisal. Stockholders considering seeking appraisal should be aware that the fair value of their shares as determined under Section 262 could be more than, the same as or less than the value of the shares of WebMD Common Stock, cash and notes they would receive under the merger agreement if they did not seek appraisal of their shares. Stockholders should also be aware that opinions regarding fairness, such as the one obtained by HLTH from Raymond James & Associates, Inc., or otherwise described herein, are not opinions as to fair value under Section 262.

In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of the merger and which throw any light on future prospects of the merged corporation.” In Weinberger, the Delaware Supreme Court stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” However, Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.”

Any HLTH stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the effective date of the merger, be entitled to vote the shares subject to that demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares as of a record date before the effective date of the merger).

At any time within 60 days after the effective date of the merger, any HLTH stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw its demand for appraisal and accept the merger consideration by delivering to WebMD a written withdrawal of the stockholder’s demand for appraisal. However, any such attempt to withdraw made more than 60 days after the effective date of the merger will require written approval of WebMD. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw its demand for appraisal and accept the merger consideration offered pursuant to the merger agreement within 60 days after the effective date of the merger. If WebMD does not approve a stockholder’s request to withdraw a demand for appraisal when that approval is required or, except with respect to a stockholder that withdraws its right to appraisal in accordance with the proviso in the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder would be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be more than, the same as or less than the value of the consideration being offered pursuant to the merger agreement.

Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the loss of a stockholder’s statutory appraisal rights. Consequently, any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise appraisal rights.

Sources of Funds, Fees and Expenses

The minimum cash portion of the merger consideration is expected to be approximately $1.22 billion, based on 184,595,825 shares of HLTH Common Stock outstanding as of October 8, 2008 and cash consideration per share of HLTH Common Stock of $6.63. Additional cash consideration will be payable to (i) the holders of HLTH’s 3 1/8% Convertible Notes due September 1, 2025, and HLTH’s 1.75% Convertible Subordinated Notes due June 15, 2023, if such holders convert their notes into HLTH Common Stock before the effective time of the merger, and (ii) holders of vested options to purchase HLTH Common Stock, if such holders exercise such options before the effective time of the merger. The cash portion of the merger consideration may be increased by up to approximately $50 million in the aggregate, or $0.26 per share, depending on whether HLTH sells certain auction rate securities that it owns before completion of the merger and, if so, the amount of the proceeds that it receives. See “The Merger Agreement — Effect on Capital Stock; Merger Consideration; Exchange of Certificates — Effect on Capital Stock; Merger Consideration — Adjustment to Cash Consideration.”

The cash portion of the merger consideration will be funded from cash and investments at WebMD and HLTH, and if completed prior to closing, the proceeds from HLTH’s sale of its Porex business. If HLTH’s Porex business has not been sold at the time the merger is ready to be consummated, WebMD may issue up to $250.0 million in 11% pay-in-kind redeemable subordinated notes (which we refer to as the Merger Notes) to the HLTH stockholders in lieu of up to $[1.35] of the per share cash consideration that otherwise would be payable in the merger, as described beginning on page 110. The Merger Notes would be subject to mandatory redemption by WebMD from the proceeds of the divestiture of the Porex business. The redemption price would be equal to the principal amount of the notes to be redeemed plus accrued but unpaid interest through the date of the redemption. For additional information regarding the Merger Notes, see “Description of Merger Notes” below.

The non-cash portion of the merger consideration consists of approximately 36.5 million shares of WebMD’s Common Stock, based on the number of shares of HLTH Common Stock outstanding as of October 8, 2008. Additional shares of WebMD’s Common Stock will be issued if (i) the holders of HLTH’s 3 1/8% Convertible Notes due September 1, 2025, and HLTH’s 1.75% Convertible Subordinated Notes due

June 15, 2023, convert their notes into HLTH Common Stock or (ii) holders of vested options to purchase HLTH Common Stock exercise such options before the effective time of the merger.

The non-cash portion of the merger consideration does not consider the value of WebMD stock options and WebMD restricted stock that will be issued in the merger in exchange for HLTH stock options and HLTH restricted stock.

The transaction-related fees and expenses, consisting primarily of financial, legal, accounting and tax advisory fees, SEC filing fees and other related charges, is expected to total approximately $[     ]. This amount includes the following estimated fees and expenses:

Description	Amount to be Paid

SEC filing fee (inclusive of Schedule 13E-3 filing fee)	$	[ ]
Printing, proxy solicitation and mailing expenses	$	[ ]
Financial, legal, accounting and tax advisory fees and expenses	$	[ ]
Miscellaneous expenses	$	[ ]
Total	$	[ ]

HLTH has agreed to be responsible for all transaction-related expenses if the merger is not completed.

RISK FACTORS

This section describes circumstances or events that could have a negative effect on HLTH’s and WebMD’s financial results or operations or that could change, for the worse, existing trends in some or all of their businesses. The occurrence of one or more of the circumstances or events described below could have a material adverse effect on either or both companies’ financial condition, results of operations and cash flows or on the trading prices of the capital stock that WebMD or HLTH has issued or securities either company may issue in the future. The risks and uncertainties described in this joint proxy statement/prospectus are not the only ones facing HLTH and WebMD. Additional risks and uncertainties that are not currently known to HLTH or WebMD or that HLTH and WebMD currently believe are immaterial may also adversely affect the respective companies’ business and operations.

Risks Related to the Merger for Holders of WebMD Class A Common Stock

In addition to the risk factors discussed in this section, holders of WebMD Class A Common Stock will, if the merger is consummated, also become subject to the risks described below in the sections entitled “Other Risks Relating to HLTH” and, unless Porex is sold prior to completion of the merger, “Risks Related to Porex.”

The merger will result in a substantial increase in the number of shares of WebMD Common Stock available for trading, which could depress the price of such stock and/or increase the volatility of the price of such stock, both before and after completion of the merger

Although the merger is expected to reduce the total number of outstanding shares of WebMD Common Stock, the merger will greatly increase the number of such shares available for sale in the public markets. Currently, all 48,100,000 outstanding shares of WebMD Class B Common Stock are held by HLTH and do not trade in the public markets. As of October 8, 2008, 9,393,511 shares of WebMD Class A Common Stock (the class traded publicly) were outstanding. In the merger, the WebMD Class B Common Stock will become treasury stock of WebMD and cease to be outstanding, but more than 36,000,000 new shares of WebMD Common Stock will be issued to holders of HLTH Common Stock and become immediately available for sale. Additional shares could become available for sale at or after that time depending upon:

•	whether holders of options to purchase HLTH Common Stock exercise those options and the timing of such exercises; and

•	whether holders of convertible notes issued by HLTH convert those notes and the timing of any such conversions.

Sales of large amounts of WebMD Common Stock could depress the market price of WebMD Common Stock. In addition, the potential that such sales may occur could depress prices even in advance of such sales. WebMD cannot predict the effect that the merger will have on the price of WebMD Common Stock, both before and after completion of the merger.

The merger is subject to closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the market price of WebMD Class A Common Stock to decline

The merger is subject to customary conditions to closing, including the receipt of required approvals of the stockholders of HLTH and WebMD and receipt of opinions of counsel relating to tax matters. In addition, the merger is subject to deal-specific closing conditions, including: (a) the combined company having a sufficient amount of available cash at closing to pay the cash portion of the merger consideration while leaving an agreed upon amount of cash in the combined company, calculated pursuant to a formula contained in the merger agreement; (b) HLTH having (i) sold its holdings of auction rate securities (excluding any ARS investments held by WebMD) prior to closing, (ii) borrowed 75% of the principal amount of its ARS investments pursuant to the HLTH Loan Agreement, dated as of May 6, 2008, between HLTH and Citigroup

Global Markets Holdings Inc. (which we refer to as Citigroup) or (iii) having satisfied all conditions precedent under the HLTH Loan Agreement to permit HLTH to borrow 75% of the principal amount of its ARS investments at the effective time of the merger; and (c) completion of the sale, by HLTH, of ViPS (which occurred on July 22, 2008) or Porex. If any condition to the merger is not satisfied or, if permissible, waived, the merger will not be completed. Generally, waiver by WebMD of a condition to closing of the merger will require approval of the special committee of the WebMD board of directors that negotiated the transaction with HLTH. WebMD cannot predict what the effect on the market price of WebMD Class A Common Stock would be if the merger is not able to be completed, but depending on market conditions at the time, it could result in a decline in that market price. In addition, if there is uncertainty regarding whether the merger will be completed (including uncertainty regarding whether the conditions to closing will be met), that could result in a decline in the market price of WebMD Class A Common Stock or an increase in the volatility of that market price.

In the event that HLTH does not sell Porex prior to the closing of the merger, WebMD would become exposed to the risks inherent in the ownership and disposition of Porex

HLTH has announced that it plans to divest its Porex business. However, the merger could be completed before the sale of such business. In that case, WebMD (as the surviving company in the merger) would become the owner of that business and the sale process would continue. WebMD would then be subject to the risk that the proceeds from the sale of that business are less than expected and all other risks inherent in the ownership of that business. There can be no assurances regarding whether WebMD would be able to complete such sale or as to the timing or terms of such transaction. Even if HLTH has entered into an agreement with an acquirer with respect to the remaining business prior to completion of the merger, WebMD would be subject to the risk that the conditions to closing provided for in such agreement might not be met.

The financial results and operations of Porex could be adversely affected by the diversion of management resources to the sale process and by uncertainty regarding the outcome of the process. For example, the uncertainty of who will own the business in the future could lead such business to lose or fail to attract employees, customers or business partners. This could adversely affect its operations and financial results and, as a result, the sale price that HLTH or WebMD may receive for such business.

WebMD may not have sufficient cash or financing opportunities available following the merger to pursue certain opportunities to develop or expand its businesses, including acquisitions or strategic investments

The aggregate merger consideration to be paid by WebMD to holders of HLTH Common Stock will include a large portion of HLTH’s and WebMD’s cash. Accordingly, that cash will no longer be available for use by the combined company following the merger. In addition, WebMD will become the obligor on HLTH’s Convertible Notes, $650 million principal amount of which is outstanding as of the date of this joint proxy statement/prospectus, and may be required to issue 11% pay-in-kind redeemable subordinated notes as part of the merger consideration. If WebMD is unable to secure additional financing, particularly if Porex remains unsold at the time of the merger, WebMD may not have sufficient funds available to pursue certain opportunities to develop or expand its businesses, including acquisitions, strategic investments or other opportunities that require use of available cash.

Risks Related to the Merger for Holders of HLTH Common Stock

Negative conditions in the market for certain investments may result in HLTH incurring a loss on such investments

As of June 30, 2008, HLTH had a total of approximately $1.1 billion in consolidated cash and cash equivalents and also had investments in certain ARS with a face value of approximately $361 million and a fair value of approximately $298 million. WebMD held approximately $186 million of these cash and cash equivalents and also held approximately $167 million and approximately $138 million of HLTH’s ARS holdings on a face value and fair value basis, respectively. The types of ARS investments that HLTH owns are backed by student loans, 97% of which are guaranteed under the Federal Family Education Loan Program (FFELP), and all had credit ratings of AAA or Aaa when purchased. HLTH and its subsidiaries do not own any other type of ARS investments.

Since February 2008, negative conditions in the regularly held auctions for these securities have prevented holders from being able to liquidate their holdings through that type of sale. As a result, HLTH determined that there was a decline in fair value of the ARS that was other-than-temporary and accordingly, HLTH recorded an impairment charge of approximately $60 million related to these securities in its results for the quarter ended March 31, 2008. During the three months ended June 30, 2008, HLTH further reduced the carrying value of the ARS holdings by approximately $3 million. HLTH assessed this decline to be temporary and, therefore, it was recorded as an unrealized loss in other comprehensive income. In the event HLTH or WebMD needs to or wants to sell its ARS investments, it may not be able to do so until a future auction on these types of investments is successful or until a buyer is found outside the auction process. If potential buyers are unwilling to purchase the investments at their carrying amount, HLTH and/or WebMD would incur a loss on any such sales.

The merger will result in a substantial increase in the number of shares of WebMD Common Stock available for trading, which could depress the price of such stock and/or increase the volatility of the price of such stock, both before and after completion of the merger

Upon completion of the merger, shares of HLTH Common Stock will be converted into the right to receive cash and shares of WebMD Common Stock. Although the merger is expected to reduce the total number of outstanding shares of WebMD Common Stock, the merger will greatly increase the number of such shares available for sale in the public markets. Currently, all 48,100,000 outstanding shares of WebMD Class B Common Stock are held by HLTH and do not trade in the public markets. As of October 8, 2008, approximately 9,393,511 shares of WebMD Class A Common Stock (the class traded publicly) were outstanding. In the merger, the WebMD Class B Common Stock will become treasury stock of WebMD and will cease to be outstanding, but more than 36,000,000 new shares of WebMD Common Stock will be issued to holders of HLTH Common Stock and become immediately available for sale. Additional shares could become available for sale at or after that time depending upon:

•	whether holders of options to purchase HLTH Common Stock exercise those options and the timing of such exercises; and

•	whether holders of convertible notes issued by HLTH convert those notes and the timing of any such conversions.

Sales of large amounts of WebMD Common Stock could depress the market price of WebMD Common Stock. In addition, the potential that such sales may occur could depress prices even in advance of such sales. HLTH cannot predict the effect that the merger will have on the price of WebMD Common Stock, either before or after completion of the merger.

The merger is subject to closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the market price of HLTH Common Stock to decline

The merger is subject to customary conditions to closing, including the receipt of required approvals of the stockholders of HLTH and WebMD and receipt of opinions of counsel relating to tax matters. In addition, the merger is subject to deal-specific closing conditions, including: the combined company having a sufficient amount of available cash at closing to pay the cash portion of the merger consideration while leaving an agreed-upon amount of cash in the combined company, calculated pursuant to a formula contained in the merger agreement; and completion of the sale of either ViPS (which occurred on July 22, 2008) or Porex. If any condition to the merger is not satisfied or, if permissible, waived, the merger will not be completed. Generally, waiver by WebMD of a condition to closing will require approval of the special committee of the WebMD board that negotiated the transaction with HLTH. HLTH cannot predict what the effect on the market price of HLTH Common Stock would be if the merger is not able to be completed, but depending on market conditions at the time, it could result in a decline in that market price. In addition, if there is uncertainty regarding whether the merger will be completed (including uncertainty regarding whether the conditions to closing will be met), that could result in a decline in the market price of HLTH Common Stock or an increase in the volatility of that market price.

WebMD may not have sufficient cash or financing opportunities available following the merger to pursue certain opportunities to develop or expand its businesses, including acquisitions or strategic investments

The aggregate merger consideration to be paid by WebMD to holders of HLTH Common Stock will include a large portion of HLTH’s and WebMD’s cash. Accordingly, that cash will no longer be available for use by the combined company following the merger. In addition, WebMD will become the obligor on HLTH’s Convertible Notes, $650 million principal amount of which is outstanding as of the date of this joint proxy statement/prospectus, and may be required to issue 11% pay-in-kind redeemable subordinated notes as part of the merger consideration. If WebMD is unable to secure additional financing, particularly if Porex remains unsold at the time of the merger, WebMD may not have sufficient funds available to pursue certain opportunities to develop or expand its businesses, including acquisitions, strategic investments or other opportunities that require use of available cash.

The receipt of shares of WebMD Common Stock in the merger may be taxable to HLTH shareholders

If the merger fails to qualify as a reorganization, the receipt of shares of WebMD Common Stock in the merger will be taxable to HLTH shareholders for U.S. federal income tax purposes. The merger is conditioned upon the receipt by HLTH and WebMD of tax opinions from O’Melveny & Myers LLP (which we refer to as O’Melveny) and Cahill Gordon & Reindel LLP (which we refer to as Cahill), respectively, dated as of the closing date of the merger, substantially to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. These opinions will be based on the truth and accuracy of certain factual representations and covenants made by WebMD and HLTH (including those contained in tax representation letters to be provided by WebMD and HLTH at the time of closing), and on customary factual assumptions, limitations and qualifications. The tax opinions do not bind the Internal Revenue Service, which we refer to as the IRS, and do not prevent the IRS from asserting a contrary opinion. In addition, if any of the representations or assumptions upon which the tax opinions are based are inconsistent with the actual facts, the merger might not qualify as a reorganization. HLTH has requested a private letter ruling from the IRS with respect to certain tax consequences of the merger, including a ruling that the merger will qualify as a reorganization under the Internal Revenue Code of 1986, as amended. There is no assurance that the IRS will agree to issue such ruling. For more information, see “Material U.S. Federal Income Tax Consequences of the Merger.”

HLTH shareholders should consult their tax advisors to determine the specific tax consequences to them of the merger, including any federal, state, local, foreign or other tax consequences, and any tax return filing or other reporting requirements.

Because the Merger Notes, if issued, will be subordinated in right of payment to other WebMD indebtedness, holders of the Merger Notes may be unable to receive payment of all amounts due on the Merger Notes

The Merger Notes, if issued, will be subordinated in right of payment to specified senior indebtedness of WebMD. By reason of these subordination provisions, in the event of WebMD’s insolvency, bankruptcy or a similar proceeding, funds that would otherwise be payable to holders of the Merger Notes will be paid to the holders of senior indebtedness to the extent necessary to pay senior indebtedness in full. As a result of these payments, holders of the Merger Notes may not receive payment in full of all amounts due on the Merger Notes and may recover less, ratably, than holders of senior indebtedness.

The U.S. federal income tax treatment of the Merger Notes is uncertain and may be challenged by the Internal Revenue Service

The U.S. federal income tax treatment of the Merger Notes depends in part upon their issue price and the relationship of the issue price to the principal amount of the Merger Notes. If, as anticipated, a substantial amount of the Merger Notes is considered to be traded on an established market during the 30-day period following the date of the merger, the issue price of the Merger Notes will be their fair market value, determined as of the date of the merger. There is no authoritative guidance on how the fair market value of the Merger Notes on the date of the merger would be determined.

The Merger Notes will be subject to the complex tax rules governing “contingent payment debt instruments” if the principal amount of the Merger Notes exceeds their issue price by at least an amount equal to 0.25% multiplied by the number of complete years from the Effective Time to the stated maturity date of the Merger Notes, multiplied by the principal amount of the Merger Notes. The tax treatment of the Merger Notes is not clear if the principal amount of the Merger Notes exceeds the issue price of the Notes but the excess is less than the amount specified above. In that circumstance, WebMD intends that the Merger Notes not be treated as contingent payment debt instruments for U.S. federal income tax purposes. However, there can be no guarantee that the IRS will not challenge such tax treatment of the Merger Notes by WebMD and the holders of the Merger Notes. The tax treatment of the Merger Notes also is unclear if the principal amount of the Merger Notes is less than their issue price. Accordingly, holders and other beneficial owners of the Merger Notes should consult their own tax advisors.

Risks Related to WebMD’s Business

The following risks related to WebMD’s business currently affect both holders of WebMD Class A Common Stock and, by virtue of HLTH’s ownership interest in WebMD, holders of HLTH Common Stock. After the merger, stockholders of the combined company will continue to be subject to these risks.

Risks Related to WebMD’s Operations and Financial Performance

If WebMD is unable to provide content and services that attract and retain users to The WebMD Health Network on a consistent basis, its advertising and sponsorship revenue could be reduced

Users of The WebMD Health Network have numerous other online and offline sources of healthcare information services. WebMD’s ability to compete for user traffic on its public portals depends upon its ability to make available a variety of health and medical content, decision-support applications and other services that meet the needs of a variety of types of users, including consumers, physicians and other healthcare professionals, with a variety of reasons for seeking information. WebMD’s ability to do so depends, in turn, on:

•	its ability to hire and retain qualified authors, journalists and independent writers;

•	its ability to license quality content from third parties; and

•	its ability to monitor and respond to increases and decreases in user interest in specific topics.

WebMD cannot assure you that it will be able to continue to develop or acquire needed content, applications and tools at a reasonable cost. In addition, since consumer users of its public portals may be attracted to The WebMD Health Network as a result of a specific condition or for a specific purpose, it is difficult to predict the rate at which they will return to the public portals. Because WebMD generates revenue by, among other things, selling sponsorships of specific pages, sections or events on The WebMD Health Network, a decline in user traffic levels or a reduction in the number of pages viewed by users could cause its revenue to decrease and could have a material adverse effect on its results of operations.

Developing and implementing new and updated applications, features and services for WebMD’s public and private portals may be more difficult than expected, may take longer and cost more than expected, and may not result in sufficient increases in revenue to justify the costs

Attracting and retaining users of its public portals and clients for its private portals requires WebMD to continue to improve the technology underlying those portals and to continue to develop new and updated applications, features and services for those portals. If WebMD is unable to do so on a timely basis or if it is unable to implement new applications, features and services without disruption to existing ones, WebMD may lose potential users and clients.

WebMD relies on a combination of internal development, strategic relationships, licensing and acquisitions to develop its portals and related applications, features and services. Its development and/or implementation of new technologies, applications, features and services may cost more than expected, may take longer than originally expected, may require more testing than originally anticipated and may require the acquisition of additional personnel and other resources. There can be no assurance that the revenue opportunities from any new or updated technologies, applications, features or services will justify the amounts spent.

WebMD faces significant competition for its products and services

The markets in which WebMD operates are intensely competitive, continually evolving and, in some cases, subject to rapid change.

•	WebMD’s public portals face competition from numerous other companies, both in attracting users and in generating revenue from advertisers and sponsors. WebMD competes for users with online services and Web sites that provide health-related information, including both commercial sites and not-for-profit sites. WebMD competes for advertisers and sponsors with: health-related Web sites; general purpose consumer Web sites that offer specialized health sub-channels; other high-traffic Web sites that include both healthcare-related and non-healthcare-related content and services; search engines that provide specialized health search; and advertising networks that aggregate traffic from multiple sites.

•	WebMD’s private portals compete with: providers of healthcare decision-support tools and online health management applications; wellness and disease management vendors; and health information services and health management offerings of healthcare benefits companies and their affiliates.

•	WebMD’s Publishing and Other Services segment’s products and services compete with numerous other offline publications, some of which have better access to traditional distribution channels than it has, and also competes with online information sources.

Many of WebMD’s competitors have greater financial, technical, product development, marketing and other resources than WebMD does. These organizations may be better known than WebMD is and have more customers or users than WebMD does. WebMD cannot provide assurance that it will be able to compete successfully against these organizations or any alliances they have formed or may form. Since there are no substantial barriers to entry into the markets in which WebMD’s public portals participate, WebMD expects that competitors will continue to enter these markets.

Failure to maintain and enhance the “WebMD” brand could have a material adverse effect on WebMD’s business

WebMD believes that the “WebMD” brand identity has contributed to the success of its business and has helped it achieve recognition as a trusted source of health and wellness information. WebMD also believes that maintaining and enhancing that brand is important to expanding the user base for its public portals, to its relationships with sponsors and advertisers and to its ability to gain additional employer and healthcare payer clients for its private portals. WebMD has expended considerable resources on establishing and enhancing the “WebMD” brand and its other brands, and has developed policies and procedures designed to preserve and enhance its brands, including editorial procedures designed to provide quality control of the information it publishes. WebMD expects to continue to devote resources and efforts to maintain and enhance its brand. However, WebMD may not be able to successfully maintain or enhance awareness of its brands, and events outside of its control may have a negative effect on its brands. If WebMD is unable to maintain or enhance awareness of its brand, and do so in a cost-effective manner, its business could be adversely affected.

WebMD’s online businesses have a limited operating history

WebMD’s online businesses have a limited operating history and participate in relatively new and rapidly changing markets. These businesses have undergone significant changes during their short history as a result of changes in the types of services provided, technological changes and changes in market conditions and are expected to continue to change for similar reasons. Many companies with business plans based on providing healthcare information and related services through the Internet have failed to be profitable and some have filed for bankruptcy and/or ceased operations. Even if demand from users exists, WebMD cannot assure you that its businesses will continue to be profitable.

WebMD’s failure to attract and retain qualified executives and employees may have a material adverse effect on its business

WebMD’s business depends largely on the skills, experience and performance of key members of its management team. WebMD also depends, in part, on its ability to attract and retain qualified writers and editors, software developers and other technical personnel and sales and marketing personnel. Competition for qualified personnel in the healthcare information services and Internet industries is intense. WebMD cannot assure you that it will be able to hire or retain a sufficient number of qualified personnel to meet its requirements, or that it will be able to do so at salary and benefit costs that are acceptable to WebMD. Failure to do so may have an adverse effect on WebMD’s business.

If WebMD is unable to provide healthcare content for its offline publications that attracts and retains users, its revenue will be reduced

Interest in WebMD’s offline publications, such as The Little Blue Book, is based upon WebMD’s ability to make available up-to-date health content that meets the needs of its physician users. Although it has been able to continue to update and maintain the physician practice information that it publishes in The Little Blue Book, if WebMD is unable to continue to do so for any reason, the value of The Little Blue Book would diminish and interest in this publication and advertising in this publication would be adversely affected.

WebMD the Magazine was launched in April 2005 and, as a result, has a very short operating history. WebMD cannot assure you that WebMD the Magazine will be able to attract and retain the advertisers needed to make this publication successful in the future.

The timing of WebMD’s advertising and sponsorship revenue may vary significantly from quarter to quarter

WebMD’s advertising and sponsorship revenue, which accounted for approximately 73% of its total Online Services segment revenue for the year ended December 31, 2007, may vary significantly from quarter to quarter due to a number of factors, not all of which are in WebMD’s control, and any of which may be difficult to forecast accurately. The majority of WebMD’s advertising and sponsorship contracts are for terms of approximately four to twelve months. WebMD has relatively few longer term advertising and sponsorship contracts. WebMD cannot assure you that its current customers for these services will continue to use its services beyond the terms of their existing contracts or that they will enter into any additional contracts.

In addition, the time between the date of initial contact with a potential advertiser or sponsor regarding a specific program and the execution of a contract with the advertiser or sponsor for that program may be lengthy, especially for larger contracts, and may be subject to delays over which WebMD has little or no control, including as a result of budgetary constraints of the advertiser or sponsor or their need for internal approvals. Other factors that could affect the timing of WebMD’s revenue from advertisers and sponsors include:

•	the timing of FDA approval for new products or for new approved uses for existing products;

•	the timing of FDA approval of generic products that compete with existing brand name products;

•	the timing of withdrawals of products from the market;

•	seasonal factors relating to the prevalence of specific health conditions and other seasonal factors that may affect the timing of promotional campaigns for specific products; and

•	the scheduling of conferences for physicians and other healthcare professionals.

Lengthy sales and implementation cycles for WebMD’s private online portals make it difficult to forecast WebMD’s revenues from these applications and may have an adverse impact on its business

The period from WebMD’s initial contact with a potential client for a private online portal and the first purchase of its solution by the client is difficult to predict. In the past, this period has generally ranged from six to twelve months, but in some cases has been longer. These sales may be subject to delays due to a client’s internal procedures for approving large expenditures and other factors beyond WebMD’s control. The time it takes to implement a private online portal is also difficult to predict and has lasted as long as six months from contract execution to the commencement of live operation. Implementation may be subject to delays based on the availability of the internal resources of the client that are needed and other factors outside of WebMD’s control. As a result, WebMD has limited ability to forecast the timing of revenue from new clients. This, in turn, makes it more difficult to predict WebMD’s financial performance from quarter to quarter.

During the sales cycle and the implementation period, WebMD may expend substantial time, effort and money preparing contract proposals, negotiating contracts and implementing the private online portal without receiving any related revenue. In addition, many of the expenses related to providing private online portals are relatively fixed in the short-term, including personnel costs and technology and infrastructure costs. Even if its private portal revenue is lower than expected, WebMD may not be able to reduce related short-term spending in response. Any shortfall in such revenue would have a direct impact on WebMD’s results of operations.

WebMD’s ability to provide comparative information on hospital cost and quality depends on its ability to obtain the required data on a timely basis and, if it is unable to do so, its private portal services would be less attractive to clients

WebMD provides, in connection with its private portal services, comparative information about hospital cost and quality. WebMD’s ability to provide this information depends on its ability to obtain comprehensive, reliable data. WebMD currently obtains this data from a number of public and private sources, including the Centers for Medicare and Medicaid Services (CMS), 24 individual states and the Leapfrog Group. WebMD cannot provide assurance that it would be able to find alternative sources for this data on acceptable terms and conditions. Accordingly, its business could be negatively impacted if CMS or other data sources cease to make such information available or impose terms and conditions for making it available that are not consistent with WebMD’s planned usage. In addition, the quality of the comparative information services WebMD provides depends on the reliability of the information that it is able to obtain. If the information WebMD uses to provide these services contains errors or is otherwise unreliable, WebMD could lose clients and its reputation could be damaged.

WebMD’s ability to renew existing licenses with employers and health plans will depend, in part, on its ability to continue to increase usage of its private portal services by their employees and plan members

In a healthcare market where a greater share of the responsibility for healthcare costs and decision-making has been increasingly shifting to consumers, use of information technology (including personal health records) to assist consumers in making informed decisions about healthcare has also increased. WebMD believes that through its WebMD Health and Benefits Manager tools, including its personal health record application, it is well-positioned to play a role in this consumer-directed healthcare environment, and these services will be a significant driver for the growth of WebMD’s private portals during the next several years. However, WebMD’s growth strategy depends, in part, on increasing usage of its private portal services by its employer and health plan clients’ employees and members, respectively. Increasing usage of WebMD’s services requires WebMD to continue to deliver and improve the underlying technology and develop new and updated applications, features and services. In addition, WebMD faces competition in the area of healthcare decision-support tools and online health management applications and health information services. Many of WebMD’s competitors have greater financial, technical, product development, marketing and other resources than WebMD does, and may be better known than WebMD. WebMD cannot provide assurance that it will be able to meet its development and implementation goals, nor that it will be able to compete successfully against other vendors offering competitive services and, as a result, may experience static or diminished usage for its private portal services and possible non-renewals of its license agreements.

Expansion to markets outside the United States will subject WebMD to additional risks

One element of WebMD’s growth strategy is to seek to expand its online services to markets outside the United States. Generally, WebMD expects that it would accomplish this through partnerships or joint ventures with other companies having expertise in the specific country or region. However, WebMD’s participation in international markets will still be subject to certain risks beyond those applicable to its operations in the United States, such as:

•	difficulties in staffing and managing operations outside of the United States;

•	fluctuations in currency exchange rates;

•	burdens of complying with a wide variety of legal, regulatory and market requirements;

•	variability of economic and political conditions;

•	tariffs or other trade barriers;

•	costs of providing and marketing products and services in different markets;

•	potentially adverse tax consequences, including restrictions on repatriation of earnings; and

•	difficulties in protecting intellectual property.

Risks Related to WebMD’s Relationships with Clients

Developments in the healthcare industry could adversely affect WebMD’s business

Most of WebMD’s revenue is derived from the healthcare industry and could be affected by changes affecting healthcare spending. WebMD is particularly dependent on pharmaceutical, biotechnology and medical device companies for its advertising and sponsorship revenue.

General reductions in expenditures by healthcare industry participants could result from, among other things:

•	government regulation or private initiatives that affect the manner in which healthcare providers interact with patients, payers or other healthcare industry participants, including changes in pricing or means of delivery of healthcare products and services;

•	consolidation of healthcare industry participants;

•	reductions in governmental funding for healthcare; and

•	adverse changes in business or economic conditions affecting healthcare payers or providers, pharmaceutical, biotechnology or medical device companies or other healthcare industry participants.

Even if general expenditures by industry participants remain the same or increase, developments in the healthcare industry may result in reduced spending in some or all of the specific market segments that WebMD serves or is planning to serve. For example, use of WebMD’s products and services could be affected by:

•	changes in the design of health insurance plans;

•	a decrease in the number of new drugs or medical devices coming to market; and

•	decreases in marketing expenditures by pharmaceutical or medical device companies, including as a result of governmental regulation or private initiatives that discourage or prohibit advertising or sponsorship activities by pharmaceutical or medical device companies.

In addition, WebMD’s customers’ expectations regarding pending or potential industry developments may also affect their budgeting processes and spending plans with respect to products and services of the types WebMD provides.

The healthcare industry has changed significantly in recent years and WebMD expects that significant changes will continue to occur. However, the timing and impact of developments in the healthcare industry are difficult to predict. WebMD cannot assure you that the markets for its products and services will continue to exist at current levels or that it will have adequate technical, financial and marketing resources to react to changes in those markets.

WebMD may be unsuccessful in its efforts to increase advertising and sponsorship revenue from consumer products companies

Most of WebMD’s advertising and sponsorship revenue has, in the past, come from pharmaceutical, biotechnology and medical device companies. WebMD has been focusing on increasing sponsorship revenue from consumer products companies that are interested in communicating health-related or safety-related information about their products to WebMD’s audience. However, while a number of consumer products companies have indicated an intent to increase the portion of their promotional spending used on the Internet, WebMD cannot assure you that these advertisers and sponsors will find WebMD’s consumer Web sites to be as effective as other Web sites or traditional media for promoting their products and services. If WebMD encounters difficulties in competing with the other alternatives available to consumer products companies, this portion of WebMD’s business may develop more slowly than it expects or may fail to develop.

WebMD could be subject to breach of warranty or other claims by clients of its online portals if the software and systems it uses to provide them contain errors or experience failures

Errors in the software and systems WebMD uses could cause serious problems for clients of its online portals. WebMD may fail to meet contractual performance standards or client expectations. Clients of WebMD’s online portals may seek compensation or may seek to terminate their agreements with WebMD, withhold payments due to WebMD, seek refunds of part or all of the fees charged under those agreements or initiate litigation or other dispute resolution procedures. In addition, WebMD could face breach of warranty or other claims by clients or additional development costs. WebMD’s software and systems are inherently complex and, despite testing and quality control, WebMD cannot be certain that they will perform as planned.

WebMD attempts to limit, by contract, its liability to its clients for damages arising from its negligence, errors or mistakes. However, contractual limitations on liability may not be enforceable in certain circumstances or may otherwise not provide sufficient protection from liability for damages. WebMD maintains liability insurance coverage, including coverage for errors and omissions. However, it is possible that claims could exceed the amount of applicable insurance coverage, if any, or that this coverage may not continue to be available on acceptable terms or in sufficient amounts. Even if these claims do not result in liability to WebMD, investigating and defending against them would be expensive and time consuming and could divert management’s attention away from operations. In addition, negative publicity caused by these events may delay or hinder market acceptance of WebMD’s services, including unrelated services.

Risks Related to Use of the Internet and to WebMD’s Technological Infrastructure

Any service interruption or failure in the systems that WebMD uses to provide online services could harm its business

WebMD’s online services are designed to operate 24 hours a day, seven days a week, without interruption. However, WebMD has experienced and expects that it will in the future experience interruptions and delays in services and availability from time to time. WebMD relies on internal systems as well as third-party vendors, including data center providers and bandwidth providers, to provide its online services. WebMD may not maintain redundant systems or facilities for some of these services. In the event of a catastrophic event with respect to one or more of these systems or facilities, WebMD may experience an extended period of system unavailability, which could negatively impact its relationship with users. In addition, system failures may result in loss of data, including user registration data, content, and other data critical to the operation of WebMD’s online services, which could cause significant harm to its business and reputation.

To operate without interruption or loss of data, both WebMD and its service providers must guard against:

•	damage from fire, power loss and other natural disasters;

•	communications failures;

•	software and hardware errors, failures and crashes;

•	security breaches, computer viruses and similar disruptive problems; and

•	other potential service interruptions.

Any disruption in the network access or co-location services provided by third-party providers or any failure by these third-party providers or WebMD’s own systems to handle current or higher volume of use could significantly harm WebMD’s business. WebMD exercises little control over these third-party vendors, which increases its vulnerability to problems with services they provide.

Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services or WebMD’s own systems could negatively impact WebMD’s relationships with users and adversely affect its brand and business and could expose it to liabilities to third parties. Although WebMD maintains insurance for its business, the coverage under its policies may not be adequate to compensate it for all losses that may occur. In addition, WebMD cannot provide assurance that it will continue to be able to obtain adequate insurance coverage at an acceptable cost.

Implementation of additions to or changes in hardware and software platforms used to deliver WebMD’s online services may result in performance problems and may not provide the additional functionality that was expected

From time to time, WebMD implements additions to or changes in the hardware and software platforms it uses for providing its online services. During and after the implementation of additions or changes, a platform may not perform as expected, which could result in interruptions in operations, an increase in response time or an inability to track performance metrics. In addition, in connection with integrating acquired businesses, WebMD may move their operations to WebMD’s hardware and software platforms or make other changes, any of which could result in interruptions in those operations. Any significant interruption in WebMD’s ability to operate any of its online services could have an adverse effect on its relationships with users and clients and, as a result, on its financial results. WebMD relies on a combination of purchasing, licensing, internal development and acquisitions to develop its hardware and software platforms. WebMD’s implementation of additions to or changes in these platforms may cost more than originally expected, may take longer than originally expected and may require more testing than originally anticipated. In addition, WebMD cannot provide assurance that additions to or changes in these platforms will provide the additional functionality and other benefits that were originally expected.

If the systems WebMD uses to provide online portals experience security breaches or are otherwise perceived to be insecure, its business could suffer

WebMD retains and transmits confidential information, including personal health records, in the processing centers and other facilities it uses to provide online services. It is critical that these facilities and infrastructure remain secure and be perceived by the marketplace as secure. A security breach could damage WebMD’s reputation or result in liability. WebMD may be required to expend significant capital and other resources to protect against security breaches and hackers or to alleviate problems caused by breaches. Despite the implementation of security measures, this infrastructure or other systems that WebMD interfaces with, including the Internet and related systems, may be vulnerable to physical break-ins, hackers, improper employee or contractor access, computer viruses, programming errors, denial-of-service attacks or other attacks by third parties or similar disruptive problems. Any compromise of WebMD’s security, whether as a result of its own systems or the systems that they interface with, could reduce demand for WebMD’s services and could subject WebMD to legal claims from its clients and users, including for breach of contract or breach of warranty.

WebMD’s online services are dependent on the development and maintenance of the Internet infrastructure

WebMD’s ability to deliver its online services is dependent on the development and maintenance of the infrastructure of the Internet by third parties. The Internet has experienced a variety of outages and other delays as a result of damages to portions of its infrastructure, and it could face outages and delays in the future. The Internet has also experienced, and is likely to continue to experience, significant growth in the number of users and the amount of traffic. If the Internet continues to experience increased usage, the Internet infrastructure may be unable to support the demands placed on it. In addition, the reliability and performance of the Internet may be harmed by increased usage or by denial-of-service attacks. Any resulting interruptions in WebMD’s services or increases in response time could, if significant, result in a loss of potential or existing users of and advertisers and sponsors on WebMD’s Web sites and, if sustained or repeated, could reduce the attractiveness of its services.

Customers who utilize WebMD’s online services depend on Internet service providers and other Web site operators for access to its Web sites. All of these providers have experienced significant outages in the past and could experience outages, delays and other difficulties in the future due to system failures unrelated to WebMD’s systems. Any such outages or other failures on their part could reduce traffic to WebMD’s Web sites.

Risks Related to the Legal and Regulatory Environment in Which WebMD Operates

Government regulation of healthcare creates risks and challenges with respect to WebMD’s compliance efforts and its business strategies

The healthcare industry is highly regulated and is subject to changing political, legislative, regulatory and other influences. Existing and new laws and regulations affecting the healthcare industry could create unexpected liabilities for WebMD, could cause WebMD to incur additional costs and could restrict WebMD’s operations. Many healthcare laws are complex, and their application to specific products and services may not be clear. In particular, many existing healthcare laws and regulations, when enacted, did not anticipate the healthcare information services that WebMD provides. However, these laws and regulations may nonetheless be applied to WebMD’s products and services. WebMD’s failure to accurately anticipate the application of these laws and regulations, or other failure to comply, could create liability, result in adverse publicity and negatively affect WebMD’s businesses. Some of the risks WebMD faces from healthcare regulation are as follows:

•	Regulation of Drug and Medical Device Advertising and Promotion. The WebMD Health Network provides services involving advertising and promotion of prescription and over-the-counter drugs and medical devices. If the FDA or the FTC finds that any information on The WebMD Health Network or in WebMD the Magazine violates FDA or FTC regulations, they may take regulatory or judicial action against WebMD and/or the advertiser or sponsor of that information. State attorneys general may also take similar action based on their state’s consumer protection statutes. Any increase or change in regulation of drug or medical device advertising and promotion could make it more difficult for WebMD to contract for sponsorships and advertising. Members of Congress, physician groups and others have criticized the FDA’s current policies, and have called for restrictions on advertising of prescription drugs to consumers and increased FDA enforcement. WebMD cannot predict what actions the FDA or industry participants may take in response to these criticisms. It is also possible that new laws would be enacted that impose restrictions on such advertising. WebMD’s advertising and sponsorship revenue could be materially reduced by additional restrictions on the advertising of prescription drugs and medical devices to consumers, whether imposed by law or regulation or required under policies adopted by industry members.

•	Anti-kickback Laws. There are federal and state laws that govern patient referrals, physician financial relationships and inducements to healthcare providers and patients. The federal healthcare programs’ anti-kickback law prohibits any person or entity from offering, paying, soliciting or receiving anything of value, directly or indirectly, for the referral of patients covered by Medicare, Medicaid and other federal healthcare programs or the leasing, purchasing, ordering or arranging for or recommending the lease, purchase or order of any item, good, facility or service covered by these programs. Many states also have similar anti-kickback laws that are not necessarily limited to items or services for which payment is made by a federal healthcare program. These laws are applicable to manufacturers and distributors and, therefore, may restrict how WebMD and some of its customers market products to healthcare providers, including e-details. Any determination by a state or federal regulatory agency that any of WebMD’s practices violate any of these laws could subject WebMD to civil or criminal penalties and require WebMD to change or terminate some portions of its business and could have an adverse effect on its business. Even an unsuccessful challenge by regulatory authorities of WebMD’s practices could result in adverse publicity and be costly for WebMD to respond to.

•	Medical Professional Regulation. The practice of most healthcare professions requires licensing under applicable state law. In addition, the laws in some states prohibit business entities from practicing medicine. If a state determines that some portion of WebMD’s business violates these laws, it may seek to have WebMD discontinue those portions or subject it to penalties or licensure requirements. Any determination that WebMD is a healthcare provider and has acted improperly as a healthcare provider may result in liability.

Government regulation of the Internet could adversely affect WebMD’s business

The Internet and its associated technologies are subject to government regulation. WebMD’s failure, or the failure of its business partners or third-party service providers, to accurately anticipate the application of laws and regulations affecting WebMD’s products and services and the manner in which it delivers them, or any other failure to comply with such laws and regulations, could create liability for WebMD, result in adverse publicity and negatively affect WebMD’s business. In addition, new laws and regulations, or new interpretations of existing laws and regulations, may be adopted with respect to the Internet or other online services covering user privacy, patient confidentiality, consumer protection and other issues, including pricing, content, copyrights and patents, distribution and characteristics and quality of products and services. WebMD cannot predict whether these laws or regulations will change or how such changes will affect its business.

WebMD faces potential liability related to the privacy and security of personal information it collects from or on behalf of users of its services

Privacy of personal health information, particularly personal health information stored or transmitted electronically, is a major issue in the United States. The Privacy Standards under the Health Insurance Portability and Accountability Act of 1996 (or HIPAA) establish a set of basic national privacy standards for the protection of individually identifiable health information by health plans, healthcare clearinghouses and healthcare providers (referred to as covered entities) and their business associates. Only covered entities are directly subject to potential civil and criminal liability under the Privacy Standards. Accordingly, the Privacy Standards do not apply directly to WebMD. However, portions of WebMD’s business, such as those managing employee or plan member health information for employers or health plans, are or may be business associates of covered entities and are bound by certain contracts and agreements to use and disclose protected health information in a manner consistent with the Privacy Standards. Depending on the facts and circumstances, WebMD could potentially be subject to criminal liability for aiding and abetting or conspiring with a covered entity to violate the Privacy Standards. WebMD cannot assure you that it will adequately address the risks created by the Privacy Standards. In addition, WebMD is unable to predict what changes to the Privacy Standards might be made in the future or how those changes could affect its business. Any new legislation or regulation in the area of privacy of personal information, including personal health information, could also affect the way WebMD operates its business and could harm its business.

In addition, Internet user privacy and the use of consumer information to track online activities are major issues both in the United States and abroad. For example, in December 2007, the FTC published for comment proposed principles to govern tracking of consumers’ activities online in order to deliver advertising targeted to the interests of individual consumers. WebMD has privacy policies posted on its Web sites that it believes comply with applicable laws requiring notice to users about its information collection, use and disclosure practices. However, whether and how existing privacy and consumer protection laws in various jurisdictions apply to the Internet is still uncertain. WebMD also notifies users about its information collection, use and disclosure practices relating to data it receives through offline means such as paper health risk assessments. WebMD cannot assure you that the privacy policies and other statements it provides to users of its products and services, or its practices will be found sufficient to protect it from liability or adverse publicity in this area. A determination by a state or federal agency or court that any of WebMD’s practices do not meet applicable standards, or the implementation of new standards or requirements, could adversely affect its business.

Failure to maintain CME accreditation could adversely affect Medscape’s ability to provide online CME offerings

Medscape’s CME activities are planned and implemented in accordance with the current Essential Areas and Policies of the Accreditation Council for Continuing Medical Education, or ACCME, which oversees providers of CME credit, and other applicable accreditation standards. In 2007, ACCME revised its standards for commercial support of CME. The revised standards are intended to ensure, among other things, that CME activities of ACCME-accredited providers, such as Medscape, are independent of “commercial interests,”

which are now defined as entities that produce, market, re-sell or distribute health care goods and services, excluding certain organizations. “Commercial interests,” and entities owned or controlled by “commercial interests,” are ineligible for accreditation by the ACCME. The revised standards also provide that accredited CME providers may not place their CME content on Web sites owned or controlled by a “commercial interest.” In addition, accredited CME providers may no longer ask “commercial interests” for speaker or topic suggestions, and are also prohibited from asking “commercial interests” to review CME content prior to delivery.

As a result of the revised standards, WebMD has made certain adjustments to its corporate structure, management and operations intended to ensure that Medscape will continue to provide CME activities that are developed independently from those programs developed by its sister companies, which may not be independent of “commercial interests.” ACCME required accredited providers to implement changes relating to placing CME content on websites owned or controlled by “commercial interests” by January 1, 2008 and is requiring accredited providers to implement any corporate structural changes necessary to meet the revised standards regarding the definition of “commercial interest” by August 2009. WebMD believes that the adjustments that it and Medscape have made to the structure and operations satisfy the revised standards. However, WebMD cannot be certain whether ACCME will impose additional requirements.

In June 2008, the ACCME announced a “call-for-comments” on several ACCME proposals, including the following:

•	Potential New Paradigm for Commercial Support: The ACCME has stated that it believes that due consideration should be given to the possibility of eliminating commercial support of CME. The ACCME has requested the medical profession, the public and CME providers to weigh in on the debate on this subject. To frame the debate, the ACCME has proposed several possible scenarios: (a) maintaining the current system of commercial support; (b) completely eliminating commercial support; (c) a new paradigm that provides for commercial support if the following conditions are met: (1) educational needs are identified and verified by organizations that do not receive commercial support and are free of financial relationships with industry; (2) if the CME addresses a professional practice gap of a particular group of learners that is corroborated by bona fide performance measurements of the learners’ own practice; (3) the CME content is from a continuing education curriculum specified by a bona fide organization or entity; and (4) the CME is verified as free of commercial bias; and (d) an alternative new paradigm in which the four conditions described above would provide a basis for a mechanism to distribute commercial support derived from industry-donated, pooled funds.

•	Defining Appropriate Interactions between ACCME Accredited Providers and Commercial Supporters. The ACCME has proposed that: (a) accredited providers must not receive communications from commercial interests announcing or prescribing any specific content that would be a preferred, or sought-after, topic for commercially supported CME (e.g., therapeutic area, product-line, patho-physiology); and (b) receiving communications from commercial interests regarding a commercial interest’s internal criteria for providing commercial support would also not be permissible.

The ACCME is currently seeking comments on the above, with the comment period scheduled to end on September 12, 2008. We expect that comments submitted to the ACCME will indicate significant backing from the medical profession for commercially-supported CME and, accordingly, believe it is unlikely that a proposal for complete elimination of such support would be adopted. However, we cannot predict the ultimate outcome of the process, including what other alternatives may be considered by ACCME as result of comments it receives. The elimination of, or restrictions on, commercial support for CME could adversely affect the volume of sponsored online CME programs implemented through our Web sites.

Medscape’s current ACCME accreditation expires at the end of July 2010. In order for Medscape to renew its accreditation, it will be required to demonstrate to the ACCME that it continues to meet ACCME requirements. If Medscape fails to maintain its status as an accredited ACCME provider (whether at the time of such renewal or at an earlier time as a result of a failure to comply with existing or additional ACCME standards), it would not be permitted to accredit ACCME activities for physicians and other healthcare professionals. Instead, it would be required to use third parties to provide such CME-related services. That, in turn, could discourage potential sponsors from engaging Medscape to develop CME or education related activities, which could have a material adverse effect on WebMD’s business.

Government regulation and industry initiatives could adversely affect the volume of sponsored online CME programs implemented through WebMD’s Web sites or require changes to how Medscape offers CME

CME activities may be subject to government regulation by Congress, the FDA, the OIG, HHS, the federal agency responsible for interpreting certain federal laws relating to healthcare, and by state regulatory agencies. Medscape and/or the sponsors of the CME activities that Medscape accredits may be subject to enforcement actions if any of these CME activities are deemed improperly promotional, potentially leading to the termination of sponsorships.

During the past several years, educational activities, including CME, directed at physicians have been subject to increased governmental scrutiny to ensure that sponsors do not influence or control the content of the activities. In response, pharmaceutical companies and medical device companies have developed and implemented internal controls and procedures that promote adherence to applicable regulations and requirements. In implementing these controls and procedures, Medscape’s various sponsors may interpret the regulations and requirements differently and may implement varying procedures or requirements. These controls and procedures:

•	may discourage pharmaceutical companies from providing grants for independent educational activities;

•	may slow their internal approval for such grants;

•	may reduce the volume of sponsored educational programs that Medscape produces to levels that are lower than in the past, thereby reducing revenue; and

•	may require Medscape to make changes to how it offers or provides educational programs, including CME.

In addition, future changes to laws and regulations, or to the internal compliance programs of supporters or supporters, may further discourage, significantly limit, or prohibit supporters or potential supporters from engaging in educational activities with Medscape, or may require Medscape to make further changes in the way it offers or provides educational programs.

WebMD may not be successful in protecting its intellectual property and proprietary rights

WebMD’s intellectual property and proprietary rights are important to its businesses. The steps that it takes to protect its intellectual property, proprietary information and trade secrets may prove to be inadequate and, whether or not adequate, may be expensive. WebMD relies on a combination of trade secret, patent and other intellectual property laws and confidentiality procedures and non-disclosure contractual provisions to protect WebMD’s intellectual property. WebMD cannot assure you that it will be able to detect potential or actual misappropriation or infringement of its intellectual property, proprietary information or trade secrets. Even if it detects misappropriation or infringement by a third party, WebMD cannot assure you that it will be able to enforce its rights at a reasonable cost, or at all. In addition, WebMD’s rights to intellectual property, proprietary information and trade secrets may not prevent independent third-party development and commercialization of competing products or services.

Third parties may claim that WebMD is infringing their intellectual property, and WebMD could suffer significant litigation or licensing expenses or be prevented from providing certain services, which may harm its business

WebMD could be subject to claims that it is misappropriating or infringing intellectual property or other proprietary rights of others. These claims, even if not meritorious, could be expensive to defend and divert management’s attention from WebMD’s operations. If WebMD becomes liable to third parties for infringing these rights, WebMD could be required to pay a substantial damage award and to develop non-infringing technology, obtain a license or cease selling the products or services that use or contain the infringing intellectual property. WebMD may be unable to develop non-infringing products or services or obtain a license on commercially reasonable terms, or at all. WebMD may also be required to indemnify its customers if they become subject to third-party claims relating to intellectual property that WebMD licenses or otherwise provides to them, which could be costly.

Third parties may challenge the enforceability of WebMD’s online agreements

The law governing the validity and enforceability of online agreements and other electronic transactions is evolving. WebMD could be subject to claims by third parties that the online terms and conditions for use of its Web sites, including disclaimers or limitations of liability, are unenforceable. A finding by a court that these terms and conditions or other online agreements are invalid could harm its business.

WebMD may be subject to claims brought against it as a result of content it provides

Consumers access health-related information through WebMD’s online services, including information regarding particular medical conditions and possible adverse reactions or side effects from medications. If WebMD’s content, or content it obtains from third parties, contains inaccuracies, it is possible that consumers, employees, health plan members or others may sue WebMD for various causes of action. Although WebMD’s Web sites contain terms and conditions, including disclaimers of liability, that are intended to reduce or eliminate its liability, the law governing the validity and enforceability of online agreements and other electronic transactions is evolving. WebMD could be subject to claims by third parties that its online agreements with consumers and physicians that provide the terms and conditions for use of its public or private portals are unenforceable. A finding by a court that these agreements are invalid and that WebMD is subject to liability could harm WebMD’s business and require costly changes to its business.

WebMD has editorial procedures in place to provide quality control of the information that it publishes or provides. However, WebMD cannot assure you that its editorial and other quality control procedures will be sufficient to ensure that there are no errors or omissions in particular content. Even if potential claims do not result in liability to WebMD, investigating and defending against these claims could be expensive and time consuming and could divert management’s attention away from operations. In addition, WebMD’s business is based on establishing the reputation of its portals as trustworthy and dependable sources of healthcare information. Allegations of impropriety or inaccuracy, even if unfounded, could therefore harm WebMD’s reputation and business.

Other Risks Applicable to WebMD and to Ownership of Its Securities

Negative conditions in the market for certain investments may result in WebMD incurring a loss on such investments

As of June 30, 2008, WebMD had a total of approximately $167 million (face value) of investments in certain ARS. Those ARS had a fair value of approximately $138 million. The types of ARS investments that WebMD owns are backed by student loans, 97% of which are guaranteed under the Federal Family Education Loan Program (FFELP), and all had credit ratings of AAA or Aaa when purchased. WebMD does not own any other type of ARS investments.

Since February 2008, negative conditions in the regularly held auctions for these securities have prevented holders from being able to liquidate their holdings through that type of sale. In the event WebMD needs to or wants to sell its ARS investments, it may not be able to do so until a future auction on these types of investments is successful or until a buyer is found outside the auction process. If potential buyers are unwilling to purchase the investments at their carrying amount, WebMD would incur a loss on any such sales.

Acquisitions, business combinations and other transactions may be difficult to complete and, if completed, may have negative consequences for WebMD’s business and its securityholders

WebMD has been built, in part, through a series of acquisitions. WebMD intends to continue to seek to acquire or to engage in business combinations with companies engaged in complementary businesses. In addition, WebMD may enter into joint ventures, strategic alliances or similar arrangements with third parties. These transactions may result in changes in the nature and scope of WebMD’s operations and changes in its financial condition. WebMD’s success in completing these types of transactions will depend on, among other things, its ability to locate suitable candidates and negotiate mutually acceptable terms with them, and to obtain adequate financing. Significant competition for these opportunities exists, which may increase the cost of and decrease the opportunities for these types of transactions. Financing for these transactions may come from several sources, including:

•	cash and cash equivalents on hand and marketable securities;

•	proceeds from the incurrence of indebtedness; and

•	proceeds from the issuance of additional common stock, of preferred stock, of convertible debt or of other securities.

The issuance of additional equity or debt securities could:

•	cause substantial dilution of the percentage ownership of WebMD stockholders at the time of the issuance;

•	cause substantial dilution of WebMD’s earnings per share;

•	subject WebMD to the risks associated with increased leverage, including a reduction in its ability to obtain financing or an increase in the cost of any financing it obtains;

•	subject WebMD to restrictive covenants that could limit its flexibility in conducting future business activities; and

•	adversely affect the prevailing market price for WebMD’s outstanding securities.

WebMD does not intend to seek securityholder approval for any such acquisition or security issuance unless required by applicable law, regulation or the terms of then existing securities.

WebMD’s business will suffer if it fails to successfully integrate acquired businesses and technologies or to assess the risks in particular transactions

WebMD has in the past acquired, and may in the future acquire, businesses, technologies, services, product lines and other assets. The successful integration of the acquired businesses and assets into WebMD’s operations, on a cost-effective basis, can be critical to its future performance. The amount and timing of the expected benefits of any acquisition, including potential synergies between WebMD and the acquired business, are subject to significant risks and uncertainties. These risks and uncertainties include, but are not limited to, those relating to:

•	WebMD’s ability to maintain relationships with the customers of the acquired business;

•	WebMD’s ability to retain or replace key personnel;

•	potential conflicts in sponsor or advertising relationships;

•	WebMD’s ability to coordinate organizations that are geographically diverse and may have different business cultures; and

•	compliance with regulatory requirements.

WebMD cannot guarantee that any acquired businesses will be successfully integrated with its operations in a timely or cost-effective manner, or at all. Failure to successfully integrate acquired businesses or to achieve anticipated operating synergies, revenue enhancements or cost savings could have a material adverse effect on WebMD’s business, financial condition and results of operations.

Although WebMD’s management attempts to evaluate the risks inherent in each transaction and to value acquisition candidates appropriately, WebMD cannot assure you that it will properly ascertain all such risks or that acquired businesses and assets will perform as expected or enhance the value of WebMD as a whole. In addition, acquired companies or businesses may have larger than expected liabilities that are not covered by the indemnification, if any, that WebMD is able to obtain from the sellers.

WebMD may not be able to raise additional funds when needed for its business or to exploit opportunities

WebMD may need to raise additional funds to support expansion, develop new or enhanced applications and services, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. If required, WebMD may raise such additional funds through public or private debt or equity financing, strategic relationships or other arrangements. There can be no assurance that such financing will be available on acceptable terms, if at all, or that such financing will not be dilutive to WebMD stockholders.

Following the merger, the utilization of the net operating loss and tax credit carryforwards of WebMD and HLTH may be subject to various limitations under the Internal Revenue Code

HLTH and WebMD each have substantial accumulated net operating losses (which we refer to as NOLs) and tax credits which will be available to be carried forward to future tax periods following the merger. However, the utilization of these NOL and tax credit carryforwards may be limited in the event the merger causes an “ownership change” under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”) or by the application of the consolidated return regulations under Section 1502 of the Code. Such limitations could defer, and possibly eliminate, some of the potential tax benefit from offsetting such NOL and tax credit carryovers against future taxable income of the WebMD group following the merger.

Risks Related to Porex

Risks related to Porex currently affect only holders of HLTH Common Stock. If Porex is not sold prior to the closing of the merger, the following risks would, following the closing, apply to all holders of WebMD Common Stock (including both those who held WebMD Class A Common Stock prior to the merger and those who held HLTH Common Stock prior to the merger).

The decision to sell Porex may have a negative impact on its business

As a result of HLTH’s announcement that it plans to divest Porex, the financial results and operations of Porex’s business may be adversely affected by the diversion of management resources to the sale process and by uncertainty regarding the outcome of the process. For example, the uncertainty of who will own the business in the future could lead Porex to lose or fail to attract employees, customers or business partners. Although HLTH has taken steps to address these risks, there can be no assurance that any such losses or distractions will not adversely affect the operations or financial results of Porex’s business.

Porex’s success depends upon demand for its products, which in some cases ultimately depends upon end-user demand for the products of its customers

Demand for Porex products may change materially as a result of economic or market conditions and other trends that affect the industries in which Porex participates. In addition, because a significant portion of Porex products are components that are eventually integrated into or used with products manufactured by customers for resale to end-users, the demand for these product components is dependent on product development cycles and marketing efforts of these other manufacturers, as well as variations in their inventory levels, which are factors that HLTH is unable to control. Accordingly, the amount of Porex’s sales to manufacturer customers can be difficult to predict and subject to wide quarter-to-quarter variances.

Porex faces significant competition for its products

Porex operates in competitive markets and its products are, in general, used in applications that are affected by technological change and product obsolescence. The competitors for Porex’s porous plastic products include other producers of porous plastic materials as well as companies that manufacture and sell products made from materials other than porous plastics that can be used for the same purposes as Porex’s products. For example, Porex’s porous plastic pen nibs compete with felt and fiber tips manufactured by a variety of suppliers worldwide. Other Porex porous plastic products compete, depending on the application, with membrane material, porous metals, metal screens, fiberglass tubes, pleated paper, resin-impregnated felt, ceramics and other substances and devices. Some of Porex’s competitors may have greater financial, technical, product development, marketing and other resources than Porex does. HLTH cannot provide assurance that Porex will be able to compete successfully against these companies or against particular products they provide or may provide in the future.

Porex’s product offerings must meet changing customer requirements

A significant portion of Porex products are integrated into end products used by manufacturing companies in various industries, some of which are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. Accordingly, to satisfy its customers, Porex must develop and introduce, in a timely manner, products that meet changing customer requirements at competitive prices. To do this, Porex must:

•	develop new uses of existing porous plastics technologies and applications;

•	innovate and develop new porous plastics technologies and applications;

•	commercialize those technologies and applications;

•	manufacture at a cost that allows it to price its products competitively;

•	manufacture and deliver its products in sufficient volumes and on time;

•	accurately anticipate customer needs; and

•	differentiate its offerings from those of its competitors.

HLTH cannot assure you that Porex will be able to develop new or enhanced products or that, if it does, those products will achieve market acceptance. If Porex does not introduce new products in a timely manner and make enhancements to existing products to meet the changing needs of its customers, some of its products could become obsolete over time, in which case Porex’s customer relationships, revenue and operating results would be negatively impacted.

Potential new or enhanced Porex products may not achieve sufficient sales to be profitable or justify the cost of their development

HLTH cannot be certain, when it engages in Porex research and development activities, whether potential new products or product enhancements will be accepted by the customers for whom they are intended. Achieving market acceptance for new or enhanced products may require substantial marketing efforts and expenditure of significant funds to create awareness and demand by potential customers. In addition, sales and marketing efforts with respect to these products may require the use of additional resources for training existing Porex sales forces and customer service personnel and for hiring and training additional salespersons and customer service personnel. There can be no assurance that the revenue opportunities from new or enhanced products will justify amounts spent for their development and marketing. In addition, there can be no assurance that any pricing strategy that are implemented for any new or enhanced Porex products will be economically viable or acceptable to the target markets.

Porex may not be able to source the raw materials it needs or may have to pay more for those raw materials

Some of Porex’s products require high-grade plastic resins with specific properties as raw materials. While Porex has not experienced any material difficulty in obtaining adequate supplies of high-grade plastic resins that meet its requirements, it relies on a limited number of sources for some of these plastic resins. If Porex experiences a reduction or interruption in supply from these sources, it may not be able to access alternative sources of supply within a reasonable period of time or at commercially reasonable rates, which could have a material adverse effect on its business and financial results.

In addition, the prices of some of the raw materials that Porex uses depend, to a great extent, on the price of petroleum. As a result, increases in the price of petroleum could have an adverse effect on Porex’s margins and on the ability of Porex’s porous plastics products to compete with products made from other raw materials.

Disruptions in Porex’s manufacturing operations could have a material adverse effect on its business and financial results

Any significant disruption in Porex’s manufacturing operations, including as a result of fire, power interruptions, equipment malfunctions, labor disputes, material shortages, earthquakes, floods, computer viruses, sabotage, terrorist acts or other force majeure, could have a material adverse effect on Porex’s ability to deliver products to customers and, accordingly, its financial results.

Porex may not be able to keep third parties from using technology it has developed

Porex uses proprietary technology for manufacturing its porous plastics products and its success is dependent, to a significant extent, on its ability to protect the proprietary and confidential aspects of its technology. Although Porex owns certain patents, it relies primarily on non-patented proprietary manufacturing processes. To protect its proprietary processes, Porex relies on a combination of trade secret laws, license agreements, nondisclosure and other contractual provisions and technical measures, including designing and manufacturing its porous molding equipment and most of its molds in-house. Trade secret laws do not afford the statutory exclusivity possible for patented processes. There can be no assurance that the legal protections afforded to Porex or the steps taken by Porex will be adequate to prevent misappropriation of its technology. In addition, these protections do not prevent independent third-party development of competitive products or services.

The nature of Porex’s products exposes it to product liability claims that may not be adequately covered by indemnity agreements or insurance

The products sold by Porex, whether sold directly to end-users or sold to other manufacturers for inclusion in the products that they sell, expose it to potential risk of product liability claims, particularly with respect to Porex’s life sciences, clinical, surgical and medical products. In addition, Porex is subject to the risk that a government authority or third party may require it to recall one or more of its products. Some of Porex’s products are designed to be permanently implanted in the human body. Design defects and manufacturing defects with respect to such products sold by Porex or failures that occur with the products of Porex’s manufacturer customers that contain components made by Porex could result in product liability claims and/or a recall of one or more of Porex’s products. Porex believes that it carries adequate insurance coverage against product liability claims and other risks. HLTH cannot assure you, however, that claims in excess of Porex’s insurance coverage will not arise. In addition, Porex’s insurance policies must be renewed annually. Although Porex has been able to obtain adequate insurance coverage at an acceptable cost in the past, HLTH cannot assure you that Porex will continue to be able to obtain adequate insurance coverage at an acceptable cost.

In most instances, Porex enters into indemnity agreements with its manufacturing customers. These indemnity agreements generally provide that these customers would indemnify Porex from liabilities that may arise from the sale of their products that incorporate Porex components to, or the use of such products by, end-users. While Porex generally seeks contractual indemnification from its customers, any such indemnification is limited, as a practical matter, to the creditworthiness of the indemnifying party. If Porex does not have adequate contractual indemnification available, product liability claims, to the extent not covered by insurance, could have a material adverse effect on its business and its financial results.

Porex’s manufacturing of medical devices is subject to extensive regulation by the U.S. Food and Drug Administration and its failure to meet strict regulatory requirements could require it to pay fines, incur other costs or close facilities

Porex’s Surgical Products Group manufactures and markets medical devices, such as reconstructive and aesthetic surgical implants used in craniofacial applications and post-surgical drains. In addition, Porex manufactures and markets blood serum filters as a medical device for use in laboratory applications. These products are subject to extensive regulation by the FDA under the FDC Act. The FDA’s regulations govern, among other things, product development, testing, manufacturing, labeling, storage, premarket clearance (referred to as 510(k) clearance), premarket approval (referred to as PMA approval), advertising and promotion, and sales and distribution. In addition, the Porex facilities and manufacturing techniques used for manufacturing medical devices generally must conform to standards that are established by the FDA and other government agencies, including those of European and other foreign governments. These regulatory agencies may conduct periodic audits or inspections of such facilities or processes to monitor Porex’s compliance with applicable regulatory standards. If the FDA finds that Porex has failed to comply with applicable regulations, the agency can institute a wide variety of enforcement actions, including: warning letters or untitled letters; fines and civil penalties; unanticipated expenditures to address or defend such actions; delays in clearing or approving, or refusal to clear or approve, products; withdrawal or suspension of approval of products; product recall or seizure; orders for physician notification or device repair, replacement or refund; interruption of production; operating restrictions; injunctions; and criminal prosecution. Any adverse action by an applicable regulatory agency could impair Porex’s ability to produce its medical device products in a cost-effective and timely manner in order to meet customer demands. Porex may also be required to bear other costs or take other actions that may have a negative impact on its future sales of such products and its ability to generate profits.

Economic, political and other risks associated with Porex’s international sales and geographically diverse operations could adversely affect Porex’s operations and financial results

Since Porex sells its products worldwide, its business is subject to risks associated with doing business internationally. In addition, Porex has manufacturing facilities in the United Kingdom, Germany and Malaysia. Accordingly, Porex’s operations and financial results could be harmed by a variety of factors, including:

•	changes in foreign currency exchange rates;

•	changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets;

•	trade protection measures and import or export licensing requirements;

•	changes in tax laws;

•	differing protection of intellectual property rights in different countries; and

•	changes in regulatory requirements.

Environmental regulation could adversely affect Porex’s business

Porex is subject to foreign and domestic environmental laws and regulations and is subject to scheduled and random checks by environmental authorities. Porex’s business involves the handling, storage and disposal of materials that are classified as hazardous. Although Porex’s safety procedures for handling, storage and disposal of these materials are designed to comply with the standards prescribed by applicable laws and regulations, Porex may be held liable for any environmental damages that result from Porex’s operations. Porex may be required to pay fines, remediation costs and damages, which could have a material adverse effect on its results of operations.

Other Risks Related to HLTH

The following risks related to HLTH currently affect only holders of HLTH Common Stock. These risks would, following the closing of the merger, apply to all holders of WebMD Common Stock (including both those who held WebMD Class A Common Stock prior to the merger and those who held HLTH Common Stock prior to the merger).

The ongoing investigations of HLTH by the United States Attorney for the District of South Carolina and the SEC could negatively impact the combined company after the merger and divert management attention from business operations

The United States Attorney for the District of South Carolina is conducting an investigation of HLTH. Based on the information available to HLTH as of the date of this joint proxy statement/prospectus, HLTH believes that the investigation relates principally to issues of financial accounting improprieties for Medical Manager Corporation, a predecessor of HLTH (by its merger into HLTH in September 2000), and Medical Manager Health Systems, a former subsidiary of HLTH; however, HLTH cannot be sure of the investigation’s exact scope or how long it may continue. In addition, HLTH understands that the SEC is conducting a formal investigation into this matter. Adverse developments in connection with the investigations, if any, including as a result of matters that the authorities or HLTH may discover, could have a negative impact on HLTH and on how it is perceived by investors and potential investors and customers and potential customers. In addition, the management effort and attention required to respond to the investigations and any such developments could have a negative impact on business operations. After the merger, any further adverse developments would negatively impact the combined company.

HLTH intends to continue to fully cooperate with the authorities in this matter. HLTH believes that the amount of the expenses that it, and after the merger, the combined company, will incur in connection with the investigations will continue to be significant and HLTH is not able to determine, at this time, what portion of those amounts may ultimately be covered by insurance or may ultimately be repaid to HLTH, or after the merger, the combined company, by individuals to whom HLTH is advancing amounts for their defense costs. In connection with the sale of Emdeon Practice Services, which we refer to as EPS, to Sage Software, HLTH has agreed to indemnify Sage Software with respect to this matter.

HLTH (or, following the merger, the combined company) will incur significant additional non-cash interest expense upon the adoption of FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement)”

On May 9, 2008, the Financial Accounting Standard Board (or FASB) issued FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement)” that will significantly impact the accounting for convertible debt when it is adopted during the first quarter of 2009. The FSP will require cash settled convertible debt to be separated into debt and equity components at issuance and a value to be assigned to each. The value assigned to the debt component will be the estimated fair value, as of the issuance date, of a similar bond without the conversion feature. The difference between the bond cash proceeds and this estimated fair value will be recorded as a debt discount and amortized to interest expense over the life of the bond. Although FSP APB 14-1 will have no impact on HLTH’s actual past or future cash flows, it will require HLTH (or, following the closing of the merger, the combined company) to record a significant amount of non-cash interest expense as the debt discount is amortized. As a result, there will be an adverse impact on HLTH’s (or, following the closing of the merger, the combined company’s) results of operations and earnings per share and that impact could be material.

Risks Related to HLTH’s Control of, and Existing Relationships with, WebMD

The following risks currently affect holders of WebMD Class A Common Stock. These risks would, following the closing of the merger, cease to apply because HLTH would be merged into WebMD and would no longer control it.

WebMD continues to be dependent on HLTH to provide it with services required for the operation of its business

Some of the administrative services WebMD requires continue to be provided by HLTH under a Services Agreement. Under the Services Agreement, HLTH provides WebMD with administrative services, including services relating to payroll, accounting, tax planning and compliance, employee benefit plans, legal matters and information processing. As a result, WebMD is dependent on its relationship with HLTH for these important services. WebMD reimburses HLTH under agreed-upon formulas that allocate to WebMD a portion of HLTH’s aggregate costs related to those services. The Services Agreement is for a term of up to five years from the date of WebMD’s initial public offering; however, WebMD has the option to terminate these services, in whole or in part, at any time it chooses to do so, generally by providing, with respect to specified services or groups of services, 60 days’ notice and, in some cases, paying a termination fee of not more than $30,000 to cover the costs of HLTH relating to the termination.

The costs WebMD is charged under the Services Agreement are not necessarily indicative of the costs that WebMD would incur if it had to provide the services on its own or contract for them with third parties on a stand-alone basis. With respect to most of the services provided under the Services Agreement, WebMD believes that it is likely that it would cost more to provide them or contract for them on its own because WebMD benefits from economies of scale.

The concentrated ownership of WebMD Common Stock by HLTH and certain corporate governance arrangements prevent WebMD’s other stockholders from influencing significant corporate decisions

WebMD currently has two classes of Common Stock:

•	Class A Common Stock, which entitles the holder to one vote per share on all matters submitted to stockholders; and

•	Class B Common Stock, which entitles the holder to five votes per share on all matters submitted to stockholders.

HLTH owns 100% of WebMD Class B Common Stock, which represents approximately 84% of WebMD outstanding Common Stock. These Class B shares collectively represent approximately 96% of the combined voting power of WebMD outstanding Common Stock. Given its ownership interest, HLTH is able to control the outcome of all matters submitted to WebMD stockholders for approval, including the election of directors and the merger (which HLTH has agreed, in the merger agreement, to vote to approve), but not including any amendment to the Restated Certificate of Incorporation of WebMD, including by merger, consolidation or otherwise, if such amendment would adversely affect the rights, powers or preferences of the WebMD Class A Common Stock. Accordingly, except as specifically provided in the merger agreement, either in its capacity as a stockholder or through its control of WebMD’s board of directors, HLTH is able to control all key decisions regarding WebMD, including mergers or other business combinations and acquisitions, dispositions of assets, future issuances of WebMD Common Stock or other securities, the incurrence of debt by WebMD, the payment of dividends on WebMD Common Stock (including the frequency and the amount of dividends that would be payable on WebMD Common Stock, a substantial majority of which HLTH owns) and amendments to WebMD’s certificate of incorporation (other than amendments that would adversely affect the rights, powers and preferences of the WebMD Class A Common Stock) and bylaws. Further, as long as HLTH and its subsidiaries (excluding WebMD and its subsidiaries) continue to beneficially own shares representing at least a majority of the votes entitled to be cast by the holders of WebMD outstanding voting stock, it may take actions required to be taken at a meeting of stockholders without a meeting or a vote and without prior notice to holders of WebMD Class A Common Stock. In addition, HLTH’s controlling interest may discourage a change of control that the holders of WebMD Class A Common Stock may favor. Any of these provisions could be used by HLTH for its own advantage to the detriment of WebMD and its other stockholders. This in turn may have an adverse effect on the market price of WebMD Class A Common Stock.

In the merger, the certificate of incorporation of WebMD will be amended and restated to eliminate the dual class structure of the Common Stock and to increase the maximum number of shares of Common Stock having a par value of $.01 per share from 500,000,000 shares to 650,000,000 shares. As a result of the merger existing shares of WebMD’s Class B Common Stock will become treasury stock of WebMD and cease to be outstanding. Existing shares of WebMD’s Class A Common Stock will remain outstanding as shares of WebMD Common Stock. After the merger, WebMD Common Stock will continue to be quoted on the Nasdaq Global Select Market under the symbol “WBMD.”

The interests of HLTH may conflict with the interests of WebMD’s other stockholders

WebMD cannot assure you that the interests of HLTH will coincide with the interests of the holders of WebMD Class A Common Stock. For example, except as specifically provided in the merger agreement, HLTH could cause WebMD to make acquisitions that increase the amount of WebMD’s indebtedness or outstanding shares of Common Stock or sell revenue-generating assets. Also, HLTH or its directors and officers may allocate to HLTH or its other affiliates corporate opportunities that could have been directed to WebMD. So long as HLTH continues to own shares of WebMD Common Stock with significant voting power, HLTH will continue to be able to strongly influence or effectively control WebMD’s decisions.

Some of WebMD’s directors, officers and employees may have potential conflicts of interest as a result of having positions with or owning equity interests in HLTH

Martin J. Wygod, in addition to being Chairman of the Board of WebMD, is Chairman of the Board and Acting Chief Executive Officer of HLTH. Some of WebMD’s other directors, officers and employees also serve as directors, officers or employees of HLTH. In addition, some of WebMD’s directors, officers and employees own shares of HLTH’s Common Stock. Furthermore, because WebMD’s officers and employees have participated in HLTH’s equity compensation plans and because service at WebMD will, so long as it is a majority-owned subsidiary of HLTH, qualify those persons for continued participation and continued vesting of equity awards under HLTH’s equity plans, many of WebMD’s officers and employees and some of its directors hold, and may continue to hold, options to purchase HLTH’s Common Stock and shares of HLTH’s restricted stock.

These arrangements and ownership interests or cash- or equity-based awards could create, or appear to create, potential conflicts of interest when WebMD’s directors or officers who own HLTH’s stock or stock options or who participate in HLTH’s benefit plans are faced with decisions that could have different implications for HLTH than they do for WebMD. WebMD cannot assure you that the provisions in WebMD’s restated certificate of incorporation will adequately address potential conflicts of interest or that potential conflicts of interest will be resolved in WebMD’s favor.

Provisions in WebMD’s organizational documents and Delaware law may inhibit a takeover, which could adversely affect the value of WebMD Class A Common Stock

WebMD’s certificate of incorporation and bylaws, as well as Delaware corporate law, contain provisions that could delay or prevent a change of control or changes in management and the board of directors that holders of WebMD Class A Common Stock might consider favorable and may prevent them from receiving a takeover premium for their shares. These provisions include, for example, WebMD’s classified board structure, the disproportionate voting rights of the WebMD Class B Common Stock (relative to the WebMD Class A Common Stock) and the authorization of the board of directors to issue up to 50 million shares of Preferred Stock without a stockholder vote. In addition, WebMD’s Restated Certificate of Incorporation provides that after the time HLTH and its affiliates cease to own, in the aggregate, a majority of the combined voting power of WebMD’s outstanding capital stock, stockholders may not act by written consent and may not call special meetings. These provisions apply even if the offer may be considered beneficial by some of WebMD’s stockholders. If a change of control or change in management is delayed or prevented, the market price of WebMD Class A Common Stock could decline.

In the merger, the certificate of incorporation of WebMD will be amended and restated, which we refer to as the Amended WebMD Charter, to eliminate the dual class structure of WebMD’s Common Stock. The Amended WebMD Charter will continue to provide that WebMD shall have a classified board structure and that stockholders may not act by written consent or call a special meeting.

INFORMATION ABOUT THE COMPANIES

WebMD

WebMD Health Corp., a Delaware corporation, is a leading provider of health information services to consumers, physicians and other healthcare professionals, employers and health plans through its public and private online portals and health-focused publications. The WebMD Health Network consists of the public portals that it owns, such as www.WebMD.com, its primary public portal for consumers, and www.Medscape.com, its primary public portal for physicians and other healthcare professionals, as well as third party sites through which WebMD provides its branded health and wellness content, tools and services. WebMD’s public portals for consumers enable them to obtain health and wellness information (including information on specific diseases and conditions), check symptoms, locate physicians, store individual healthcare information, receive periodic e-newsletters on topics of individual interest, enroll in interactive courses and participate in online communities with peers and experts. WebMD’s public portals for physicians and healthcare professionals make it easier for them to access clinical reference sources, stay abreast of the latest clinical information, learn about new treatment options, earn continuing medical education credit and communicate with peers. WebMD’s public portals generate revenue primarily through the sale of advertising and sponsorship products, as well as continuing medical education services. WebMD’s private portals enable employers and health plans to provide their employees and plan members with access to personalized health and benefit information and decision-support technology that helps them make more informed benefit, treatment and provider decisions. WebMD provides related services for use by such employees and members, including lifestyle education and personalized telephonic health coaching. WebMD generates revenue from its private portals primarily through the licensing of its products to employers and health plans, either directly or through its distributors. WebMD also provides e-detailing promotion and physician recruitment services for use by pharmaceutical, medical device and healthcare companies. WebMD’s offline publications include The Little Blue Book, a physician directory, and WebMD the Magazine, a consumer magazine distributed to physician office waiting rooms.

WebMD Class A Common Stock, which has one vote per share, began trading on the Nasdaq National Market under the symbol “WBMD” on September 29, 2005 and now trades on a successor market, the Nasdaq Global Select Market. As of the date of this joint proxy statement/prospectus, HLTH Corporation owns all 48,100,000 shares of WebMD Class B Common Stock, which has five votes per share. As of the date of this joint proxy statement/prospectus, the Class B Common Stock owned by HLTH represents approximately 84% of WebMD’s outstanding Common Stock and, since WebMD Class B Common Stock has five votes per share and Class A Common Stock has one vote per share, HLTH ownership represents approximately 96% of the combined voting power of WebMD’s outstanding Common Stock. After the merger, WebMD Common Stock will continue to be quoted on the Nasdaq Global Select Market under the symbol “WBMD.” WebMD executive offices are located at 111 Eighth Avenue, New York, New York 10011, and its telephone number is (212) 624-3700.

Important business and financial information about WebMD is incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

HLTH

HLTH Corporation is a Delaware corporation that was incorporated in December 1995 and commenced operations in January 1996 as Healtheon Corporation. Healtheon changed its name to Healtheon/WebMD Corporation in November 1999, to WebMD Corporation in September 2000, to Emdeon Corporation in October 2005 and to HLTH Corporation in May 2007. As of the date of this joint proxy statement/prospectus, HLTH owns the following: approximately 84% of the outstanding Common Stock of WebMD Health Corp., a publicly traded subsidiary of HLTH, and the wholly-owned subsidiaries that constitute HLTH’s Porex business. WebMD provides health information services for consumers, physicians, healthcare professionals, employers and health plans through its public and private online portals and health-focused publications. Porex develops, manufactures and distributes proprietary porous plastic products and components used in healthcare, industrial and consumer applications. Porex’s customers include both end-users of its finished products, as well as manufacturers that include Porex components in their products. Porex is an international business with manufacturing operations in North America, Europe and Asia and customers in more than 75 countries.

HLTH Common Stock, par value $0.0001 per share, began trading on the Nasdaq National Market under the symbol “HLTH” on February 11, 1999 and now trades under that symbol on the Nasdaq Global Select Market. As of October 8, 2008, there were 185,559,391 shares of HLTH Common Stock outstanding (including unvested shares of restricted HLTH Common Stock).

HLTH executive offices are located at 669 River Drive, Center 2, Elmwood Park, New Jersey 07407-1361, and its telephone number is (201) 703-3400.

Important business and financial information about HLTH is incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER NOTES

The following summary discusses the material U.S. federal income tax consequences of the acquisition, ownership and disposition of Merger Notes. This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change or different interpretations, possibly with retroactive effect. This summary is limited to initial holders of Merger Notes acquiring the Merger Notes at their “issue price” as partial consideration in the merger and who hold the Merger Notes as capital assets within the meaning of Section 1221 of the Code. As used in this summary, a “U.S. Holder” is a beneficial owner of a Merger Note that is, for U.S. federal income tax purposes, (a) a citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any State or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust (other than a grantor trust) if (A) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) it has a valid election in effect to be treated as a U.S. person.

This summary does not address all of the U.S. federal income tax consequences that may be relevant to particular holders of Merger Notes in light of their own investment circumstances or holders of Merger Notes that are subject to special rules under U.S. federal income tax laws, including, without limitation, insurance companies, tax-exempt organizations, financial institutions, investment companies, broker-dealers, mutual funds, real estate investment trusts, traders that elect to apply a mark-to-market method of tax accounting, partnerships (including for this purpose any entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes), and persons holding Merger Notes through such entities, U.S. persons whose “functional” currency is not the U.S. dollar, persons who own 10 percent or more of the total combined voting power of all classes of WebMD voting stock, including through the application of certain attribution rules, and persons who hold Merger Notes as part of a hedge, straddle, constructive sale or conversion transaction. In addition, this discussion does not address the tax consequences of the Merger Notes under state, local, or foreign tax laws or under U.S. federal tax laws other than U.S. federal income tax laws.

If a partnership (including any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Merger Notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner in a partnership holding Merger Notes should consult its own tax advisor regarding the tax consequences of the acquisition, ownership and disposition of Merger Notes.

As the law applicable to the U.S. federal income taxation of instruments such as the Merger Notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. Holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences of owning and disposing of the Merger Notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

No ruling has been or will be sought from the IRS regarding the tax consequences of the Merger Notes. The following discussion is not binding on the IRS or any court, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

Tax Consequences to U.S. Holders

Issue Price

The U.S. federal income tax treatment of the Merger Notes will depend in part on the “issue price” of the Merger Notes. If, as anticipated, a substantial amount of the Merger Notes is considered to be traded on an established market during the 30-day period following the date of the merger, the “issue price” of the Merger Notes will be the fair market value of the Merger Notes, determined as of the date of the merger. If a substantial amount of the Merger Notes is not traded on an established market, the “issue price” of the Merger Notes will be the fair market value of the portion of the holder’s HLTH Common Stock that is deemed to have been exchanged for the Merger Notes, determined as of the date of the merger. As previously noted,

WebMD expects that the Merger Notes will be considered to be traded on an established market for purposes of this determination.

WebMD further expects, and the remainder of this discussion assumes, that the issue price of the Merger Notes will not exceed their principal amount. If the issue price of the Merger Notes exceeds their principal amount, holders and other beneficial owners of the Merger Notes should consult their own tax advisors.

Possible Treatment as Noncontingent Debt

If the issue price of the Merger Notes equals the principal amount of the Merger Notes, the Merger Notes should not be taxed under the rules governing “contingent payment debt instruments.” If the principal amount of the Merger Notes exceeds their issue price by 1.50% of the stated principal amount or more, the tax treatment of the Merger Notes is unclear. In such case, WebMD intends to take the position that the Merger Notes should not be treated as contingent payment debt instruments.

If the Merger Notes are not treated as contingent payment debt instruments, they generally will be considered to have been issued with original issue discount, or OID, for federal income tax purposes. OID is the excess of the “stated redemption price at maturity” of a note over its “issue price.” The “stated redemption price at maturity” of a Merger Note will be the sum of all payments provided by the Merger Note including all payments provided by any PIK Notes, as defined below, issued with respect to such Merger Note.

U.S. Holders will be required to include OID in income for federal income tax purposes as it accrues, regardless of their method of accounting, in accordance with a constant yield method based on a compounding of interest. This OID income inclusion may precede the receipt of cash attributable to such income. The amount of OID includible in income by an initial U.S. Holder will be the sum of the daily portions of OID with respect to the Merger Notes for each day during the taxable year or portion of the taxable year in which the U.S. Holder held the Merger Notes. The amount of OID that accrues in an accrual period (generally, one year) will be an amount equal to the product of a Merger Note’s “adjusted issue price” at the beginning of such accrual period and its yield to maturity.

The daily portion of OID will be determined by allocating to each day in any accrual period a ratable portion of the amount of OID that accrues during the accrual period. The “adjusted issue price” of a Merger Note at the beginning of any accrual period will be the sum of the issue price of the Merger Note plus the OID allocable to all prior accrual periods reduced by payments on the Merger Note. Under these rules, U.S. Holders generally will have to include in income increasingly greater amounts of OID in successive accrual periods if no payments are made on the Merger Notes before their maturity.

To the extent the Net Proceeds from any Asset Sale, each as defined below, are less than the aggregate amount of Merger Notes and the Merger Notes are redeemed on a pro rata basis among the outstanding holders, the cash payment will not be treated as a payment of accrued interest, but instead will be treated as a pro rata prepayment in retirement of a portion of a Merger Note (the “Pro Rata Prepayment”), which may result in a gain or loss to the holder. Generally, the gain or loss is calculated by assuming that the note consists of two instruments, one that is retired and one that remains outstanding. The adjusted issue price, holder’s adjusted basis, and accrued but unpaid OID of the note, determined immediately before the Pro Rata Prepayment, are allocated between these two instruments based on the portion of the instrument that is treated as retired by the Pro Rata Prepayment.

If the Merger Notes are not treated as contingent payment debt obligations, U.S. Holders generally will recognize gain or loss on the taxable sale, redemption, exchange or other disposition of Merger Notes. This gain or loss will be measured by the difference between the amount realized (except to the extent attributable to accrued interest not previously included in income) and the U.S. Holder’s adjusted tax basis in the Merger Notes sold, redeemed, exchanged or otherwise disposed. A U.S. Holder’s adjusted tax basis for determining gain or loss on a sale or disposition of Merger Notes generally will be the issue price of such notes increased by any amounts included in income with respect to such notes. Gain or loss on the sale, exchange or redemption of a Merger Note generally will be long-term capital gain or loss, taxable to U.S. Holders who are not corporations at preferential rates if such note has been held as a capital asset for more than one year. Capital losses are subject to certain limitations.

Alternative Characterization If De Minimis Discount Upon Issuance.  As previously stated, WebMD intends to take the position that the Merger Notes are not required to be reported as contingent payment debt instruments if the principal amount of the Merger Notes exceeds their issue price by less than 1.50% of their stated principal amount. However, there is no precise authority for this position, and the IRS may assert that the Merger Notes should instead be treated as contingent payment debt instruments in that circumstance (see “Possible Treatment as Contingent Payment Debt Instruments” below for discussion of how the Merger Notes would be treated under such characterization). Accordingly, if the principal amount of the Merger Notes exceeds their issue price, but by less than 1.50% of their stated principal amount, holders and other beneficial owners of the Merger Notes should consult their own tax advisors.

Possible Treatment as Contingent Payment Debt Instruments

If the principal amount of the Merger Notes exceeds their issue price by 1.50% of their stated principal amount or more, WebMD will, and every holder of a Merger Note agrees to, treat the Merger Notes as contingent payment debt instruments for U.S. federal income tax purposes. Under this treatment, the Merger Notes generally will be subject to a more complex application of the OID provisions of the Code and the Treasury regulations issued thereunder, and a U.S. Holder will be required to accrue interest income on the Merger Notes as described below.

WebMD will be required to determine a “comparable yield” for the Merger Notes. The “comparable yield” is the yield at which WebMD could issue a fixed-rate debt instrument with terms similar to those of the Merger Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Merger Notes. The “comparable yield” for the Merger Notes may be obtained by submitting a written request for such information to WebMD Health Corp., 111 Eighth Avenue, New York, New York 10011, Attention: Chief Financial Officer.

Solely for purposes of determining the amount of interest income that a U.S. Holder will be required to accrue, WebMD is also required to construct a “projected payment schedule” in respect of the Merger Notes representing a series of payments the amount and timing of which would produce a yield to maturity on the Merger Notes equal to the comparable yield. The “projected payment schedule” in respect of the Merger Notes may be obtained by submitting a written request for such information to WebMD Health Corp., 111 Eighth Avenue, New York, New York 10011, Attention: Chief Financial Officer.

For U.S. federal income tax purposes, a U.S. Holder is required to use WebMD’s determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a Merger Note, unless the U.S. Holder timely discloses and justifies the use of other estimates to the IRS. Regardless of a U.S. Holder’s accounting method, it will be required to accrue as interest income OID on the Merger Notes at the comparable yield, adjusted upward or downward in each year to reflect the difference between actual and projected payments with respect to the Merger Notes (as discussed below).

Accordingly, subject to a sale, exchange or retirement of the Merger Notes, a U.S. Holder will be required to accrue an amount of OID for U.S. federal income tax purposes, for each accrual period prior to and including the stated maturity date of the Merger Notes, that equals:

•	the product of (i) the adjusted issue price of the Merger Notes (as defined below) as of the beginning of the accrual period and (ii) the comparable yield of the Merger Notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that the U.S. Holder held the Merger Notes.

For U.S. federal income tax purposes, the “adjusted issue price” of a Merger Note is its issue price increased by the amount of interest income previously accrued by the holder (without regard to any of the adjustments described below) and decreased by the projected amount of all prior scheduled payments (without regard to the actual amount of any prior payments) with respect to the Merger Note.

In addition, a U.S. Holder will have a “positive adjustment” if the amount of any contingent payment is more than the projected amount of that payment and a “negative adjustment” if the amount of the contingent payment is less than the projected amount of that payment. The amount included in income as interest, as described above, will be adjusted upward by the amount, if any, by which the total positive adjustments in a taxable year exceed the total negative adjustments in that year (a “net positive adjustment”) and will be adjusted downward by the amount, if any, by which the total negative adjustments exceed the total positive adjustments in the taxable year (a “net negative adjustment”). To the extent a net negative adjustment exceeds the amount of interest a U.S. Holder otherwise would be required to include for the taxable year, it will give rise to an ordinary loss to the extent of (i) the amount of all previous interest inclusions under the Merger Notes over (ii) the total amount of the holder’s net negative adjustments treated as ordinary losses in prior taxable years. Any net negative adjustments in excess of such amounts will be carried forward to offset future interest income in respect of the Merger Notes or to reduce the amount realized on a sale, exchange or retirement of the Merger Notes. A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.

Special rules will apply if one or more contingent payments on a contingent payment debt instrument become fixed. For purposes of the preceding sentence, a payment (including an amount payable at maturity) will be treated as fixed if (and when) all remaining contingencies with respect to it are remote or incidental within the meaning of the applicable Treasury regulations. If one or more contingent payments on a contingent payment debt instrument become fixed more than six months prior to the date the payment is due, a U.S. Holder would be required to make a positive or negative adjustment, as appropriate, equal to the difference between the present value of the amounts that are fixed, using the comparable yield as the discount rate, and the projected amounts of the contingent payments relevant as provided in the projected payment schedule. If all remaining scheduled contingent payments on a contingent payment debt instrument become fixed substantially contemporaneously, a U.S. Holder would be required to make adjustments to account for the difference between the amounts so treated as fixed and the projected payments in a reasonable manner over the remaining term of the contingent payment debt instrument. A U.S. Holder’s tax basis in the contingent payment debt instrument and the character of any gain or loss on the sale of the instrument would also be affected. U.S. Holders are urged to consult their tax advisors concerning the application of these special rules.

Upon a sale, exchange or retirement of a Merger Note (including at its maturity) that is treated as a contingent payment debt obligation, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and the holder’s adjusted tax basis in the Merger Note. A U.S. Holder’s adjusted tax basis in a Merger Note will equal the cost thereof, increased by the amount of interest income previously accrued by the holder (without regard to any adjustments, as described above) and decreased by the projected amount of all prior scheduled payments (without regard to the actual amount of those payments) with respect to the Merger Note. A U.S. Holder generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions (less the amount of any prior net negative adjustments treated as ordinary losses), and the balance as capital loss. These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if a U.S. Holder recognizes a loss above certain thresholds, the holder may be required to file a disclosure statement with the IRS. U.S. Holders are urged to consult their tax advisors regarding these limitations and reporting obligations.

Tax Consequences to Non-U.S. Holders

The following discussion applies only to a “Non-U.S. Holder” of Merger Notes. A “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of a Merger Note that is an individual, corporation, estate or trust that is not a U.S. Holder. In addition, a “Non-U.S. Holder” does not include an individual present in the United States for 183 days or more in the taxable year of disposition, a controlled foreign corporation related to WebMD through stock ownership, a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business, or a foreign tax-exempt organization or a foreign private foundation for U.S. federal income tax purposes. Such persons are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a Merger Note.

Payments to a Non-U.S. Holder on the Merger Notes, and any gain realized on a sale, exchange or retirement of the Merger Notes (including at maturity), will be exempt from U.S. federal income tax (including withholding tax) provided generally that the holder has fulfilled the certification requirement described below and these amounts are not effectively connected with the holder’s conduct of a U.S. trade or business.

The certification requirement referred to in the preceding paragraph will be fulfilled if a Non-U.S. Holder certifies on IRS Form W-8BEN, under penalties of perjury, that the holder is not a U.S. person and provides its name and address and otherwise satisfies applicable requirements.

If a Non-U.S. Holder is engaged in a U.S. trade or business and if the income or gain on the Merger Note, if any, is effectively connected with the holder’s conduct of that trade or business (and, if an applicable tax treaty so requires as a condition of taxation, is attributable to a U.S. permanent establishment), although exempt from the withholding tax discussed above, the holder will generally be subject to regular U.S. income tax on that income or gain in the same manner as if the holder were a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, the holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. Non-U.S. Holders to which this paragraph applies are urged to consult their tax advisors regarding other U.S. tax consequences of the ownership and disposition of the Merger Notes, including the possible imposition of a branch profits tax of 30% (or lower treaty rate) if the Non-U.S. Holder is a corporation.

Backup Withholding and Information Reporting

OID accruals, certain payments on the Merger Notes, and the amounts of tax withheld, if any, with respect to the payments will generally be required to be reported to the IRS.

U.S. Holders

U.S. Holders may be subject to backup withholding tax (currently at a rate of 28%) with respect to OID accruals and gross proceeds from the sale, exchange or retirement of Merger Notes unless (1) the U.S. Holder is a corporation or comes within certain other exempt categories or (2) prior to payment, the U.S. Holder provides an accurate taxpayer identification number and certifies as required on a duly completed and executed IRS Form W-9 (or permitted substitute form), and otherwise complies with the requirements of the backup withholding rules.

Non-U.S. Holders

Non-U.S. Holders who have provided the form and certifications mentioned above or who have otherwise established an exemption generally will not be subject to backup withholding tax if neither WebMD nor its agent has actual knowledge or reason to know that any information in those forms and certifications is unreliable or that the conditions of the exemption are in fact not satisfied.

Payments of the proceeds from the sale, exchange or retirement of a Merger Note to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting, but not backup withholding, may apply to those payments if the broker is one of the following:

•	a U.S. person,

•	a controlled foreign corporation for U.S. tax purposes,

•	a foreign person 50 percent or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with a U.S. trade or business, or

•	a foreign partnership with specified connections to the United States.

Information reporting and backup withholding may apply to payments of the proceeds from a sale, exchange or retirement of a Merger Note held by a Non-U.S. Holder to or through the U.S. office of a broker unless the Non-U.S. Holder establishes an exemption from one or both.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided the required information is timely furnished to the IRS.

EFFECT OF THE MERGER ON HLTH’S CONVERTIBLE NOTES

In connection with the merger, WebMD has agreed to assume all of HLTH’s obligations under HLTH’s convertible notes indentures.

3 1/8% Convertible Notes Due 2025

As of October 8, 2008, HLTH had outstanding $300,000,000 aggregate principal amount of 3 1/8% Convertible Notes due 2025, which we refer to as the 3 1/8% Notes. Holders of the 3 1/8% Notes may convert the notes at any time into shares of HLTH Common Stock. In the event a holder of 3 1/8% Notes converts those Notes into shares of HLTH Common Stock pursuant to the terms of the applicable indenture prior to the effective time of the merger, those shares would be treated in the merger like all other shares of HLTH Common Stock. In the event a holder of the 3 1/8% Notes converts those Notes pursuant to the applicable indenture following the effective time of the merger, those Notes would be converted into the right to receive the merger consideration payable in respect of the HLTH shares into which such 3 1/8% Notes would have been convertible.

If Merger Notes, as previously defined on page 1, are included as part of the merger consideration and if the 3 1/8% Notes are converted after the merger, the holders of the 3 1/8% Notes will receive Merger Notes that bear interest only from the date on which the 3 1/8% Notes are converted. If the surviving company redeems the Merger Notes for cash before the 3 1/8% Notes are converted, the holders of the 3 1/8% Notes will receive an amount of cash payable in respect of such Merger Notes that does not include any accrued interest.

In connection with the merger, WebMD will enter into a supplemental indenture to the indenture underlying the 3 1/8% Notes providing for conversion and settlement of the 3 1/8% Notes.

At least fifteen days prior to the merger, HLTH will mail a notice of the merger to holders of the 3 1/8% Notes and the indenture trustee, and will deliver an officer’s certificate and opinion of legal counsel stating that the proposed merger and supplemental indenture will comply with the existing indenture. Upon the effectiveness of the merger, the surviving corporation will file an officer’s certificate with the indenture trustee describing any adjustment to the conversion rate applicable to the 3 1/8% Notes and stating the facts requiring the adjustment. In addition, the surviving corporation will mail a notice of any merger-related adjustment to the conversion rate applicable to the 3 1/8% Notes to the holders of the 3 1/8% Notes describing the adjusted conversion rate and the date the rate becomes effective. Upon executing the supplemental indenture, the surviving corporation will file an officer’s certificate with the indenture trustee stating briefly the reasons for the supplemental indenture, the consideration payable upon conversion of the notes, and any adjustment to be made with respect to the applicable conversion rate. Within twenty days following the execution of the supplemental indenture, the surviving corporation will mail a notice to holders of the 3 1/8% Notes of the execution of the supplemental indenture.

1.75% Convertible Subordinated Notes Due 2023

As of October 8, 2008, HLTH had outstanding $350,000,000 aggregate principal amount of 1.75% Convertible Subordinated Notes due 2023, which we refer to as the 1.75% Notes. Holders of 1.75% Notes may convert the notes into shares of HLTH Common Stock between the date that is 15 days prior to the anticipated effective time of the merger and the date that is 15 days after the actual effective date of the merger. After the merger, the holders of 1.75% Notes may convert the notes into shares of WebMD Common Stock if the sale price of WebMD Common Stock exceeds 120% of the conversion price set forth in the indenture for the 1.75% Notes for 20 out of 30 trading days. HLTH (or the surviving corporation, as the case may be) may redeem the 1.75% Notes between June 15, 2008 and June 20, 2010 if the sale price of WebMD Common Stock exceeds 125% of the conversion price set forth in the indenture for the 1.75% Notes for 20 out of 30 trading days.

In the event a holder of 1.75% Notes converts those Notes into shares of HLTH Common Stock pursuant to the terms of the applicable indenture prior to the effective time of the merger, those shares would be treated in the merger like all other shares of HLTH Common Stock. In the event a holder of the 1.75% Notes converts those Notes pursuant to the applicable indenture following the effective time of the merger, those Notes would be converted into the right to receive the merger consideration payable in respect of the HLTH shares into which such 1.75% Notes would have been convertible.

If Merger Notes are included as part of the merger consideration and if the 1.75% Notes are converted after the merger, the holders of the 1.75% Notes will receive Merger Notes that bear interest only from the date on which the 1.75% Notes are converted. If the surviving company redeems the Merger Notes for cash before the 1.75% Notes are converted, the holders of the 1.75% Notes will receive an amount of cash payable in respect of such Merger Notes that does not include any accrued interest.

In connection with the merger, WebMD will enter into a supplemental indenture to the indenture underlying the 1.75% Notes providing for conversion and settlement of the 1.75% Notes.

At least fifteen days prior to the merger, HLTH will mail a notice of the merger to holders of the 1.75% Notes and the indenture trustee, and will deliver an officer’s certificate and opinion of legal counsel stating that the proposed merger and supplemental indenture will comply with the existing indenture. Upon the effectiveness of the merger, the surviving corporation will file an officer’s certificate with the indenture trustee describing facts requiring the adjustment and the method of computing such adjustment. In addition, the surviving corporation will mail a notice of any adjustment to the conversion rate applicable to the 1.75% Notes to the holders of the 1.75% Notes. Upon executing the supplemental indenture, the surviving corporation will file an officer’s certificate with the indenture trustee stating briefly the reasons for the supplemental indenture, the consideration payable upon conversion of the notes, and any adjustment to be made with respect to the applicable conversion rate. Promptly after the supplemental indenture becomes effective, the surviving corporation will mail a notice to holders of the 1.75% Notes of the execution of the supplemental indenture.

Communications to HLTH on Behalf of Certain Noteholders

In connection with the announcements of the proposed HLTH-WebMD merger, HLTH received several letters from purported holders of HLTH’s 1.75% Notes and 3 1/8% Notes. Some of the letters stated that the proposed HLTH-WebMD merger transaction would require an adjustment to the conversion ratio of the Convertible Notes under Section 10.06(c) of the Indentures, and some also suggested that it would result in a change-in-control under Section 3.09 of the Indentures. O’Melveny, on behalf of HLTH, responded to all of the writers, stating that the merger will trigger neither a change in control nor a Section 10.06(c) conversion-rate adjustment under the Indentures. On or about March 17, 2008, Mr. Klein received a follow-up letter, again suggesting that the proposed merger transaction would require an adjustment to the conversion ratio of the Convertible Notes under Section 10.06(c) of the Indentures, and also suggesting that it would result in a change-in-control under Section 3.09 of the Indentures. The letter added that the holder may pursue such remedies as it deems appropriate. O’Melveny responded on March 27, 2008, discussing why the merger will trigger neither a change in control under Section 3.09 of the Indentures, nor a conversion-rate adjustment under Section 10.06(c) of the Indentures.

On June 18, 2008, HLTH received a letter from a law firm purporting to represent certain purported holders of HLTH’s 3 1/8% Notes, enclosing a purported “notice of default,” which we refer to as the notice letter. The notice letter, which was also sent to the indenture trustee, expresses the view that a default under the indenture for 3 1/8% Notes has occurred because of (i) HLTH’s stated intention not to issue a change-of-control notice to the Notes’ holders in connection with the merger, and (ii) HLTH’s stated intention not to adjust the 3 1/8% Notes’ conversion rate following the proposed merger. HLTH believes that the notice letter is without merit and defective. HLTH believes that it is not in default under the indenture and will vigorously contest any attempt to declare an event of default under the indenture based on the allegations set forth in the notice letter. HLTH does not expect the notice letter to affect its ability to complete the merger or the timing thereof. On August 15, 2008, O’Melveny sent the trustee a letter setting forth the reasons why the merger will not trigger a conversion rate adjustment under Section 10.06(c) of the Indenture and does not constitute a change in control under Section 3.09 of the Indenture. O’Melveny’s August 15, 2008 letter is attached as an exhibit to the Current Report on Form 8-K filed by HLTH on August 18, 2008.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, Amendment No. 1 to the merger agreement and Amendment No. 2 to the merger agreement, which are attached as Annexes A-1, A-2 and A-3 to this joint proxy statement/prospectus, respectively, and are incorporated into this joint proxy statement/prospectus by reference. You should read the merger agreement, as amended by Amendments No. 1 and No. 2, in its entirety, as it is the legal document governing the merger, and the provisions of the merger agreement are not easily summarized.

The Merger

The merger agreement provides for the merger of HLTH with and into WebMD. As a result of the merger, the separate corporate existence of HLTH will cease and WebMD will continue as the surviving company.

Effective Time; Closing

The closing will occur on the second business day following the satisfaction or waiver of the conditions set forth in the merger agreement; provided, however, that the closing must occur by no later than December 31, 2008.

Effect of the Merger

Upon completion of the merger, all the property, rights, privileges, powers and franchises of HLTH will vest in WebMD, and all debts, liabilities, obligations, restrictions, disabilities and duties of HLTH will become the debts, liabilities, obligations, restrictions, disabilities and duties of WebMD.

Directors and Officers

The directors of both WebMD and HLTH immediately prior to the merger will be the directors of WebMD following the merger and will hold office until their respective successors are duly elected or appointed and qualified or until their earlier death, removal or resignation.

The officers of WebMD immediately prior to the merger will be the officers of WebMD following the merger and will hold office until their respective successors are duly elected or appointed and qualified or until their earlier death, removal or resignation.

Effect on Capital Stock; Merger Consideration; Exchange of Certificates

Effect on Capital Stock; Merger Consideration

Upon completion of the merger:

Effect on WebMD Capital Stock.  Each share of WebMD stock not owned by HLTH or any HLTH subsidiary issued and outstanding immediately prior to the merger will remain issued and outstanding after the merger, and each share of WebMD stock owned by HLTH or any HLTH subsidiary prior to the merger will become treasury stock of WebMD.

Conversion of HLTH Common Stock.  Each share of HLTH Common Stock (other than any shares to be cancelled as described below and any dissenting shares) will be cancelled and converted automatically into the right to receive (i) 0.1979 shares of WebMD Common Stock plus (ii) $6.63 in cash (subject to increase to a maximum of $6.89 as described below under “— Adjustment to Cash Consideration”), a portion of which may be payable in Merger Notes (as described below under “— WebMD Redeemable Merger Notes”). On October 13, 2008, the minimum total merger consideration of 0.1979 shares of WebMD Common Stock and $6.63 in cash for each share of HLTH Common Stock was valued (based on the closing stock price of WebMD Common Stock on October 13, 2008 of $17.50 per share) at $10.09 per HLTH share (the closing stock price of HLTH Common Stock on October 13, 2008 was $8.61).

Merger Consideration.  The cash portion of the merger consideration will be funded from cash and investments at WebMD and HLTH, and if completed prior to closing, the proceeds from the sale of HLTH’s Porex business. Under the merger agreement, as a condition to closing, HLTH is required to do one of the following: (i) sell its investments in certain ARS (excluding any ARS investments held by WebMD) prior to closing, (ii) borrow 75% of the principal amount of its ARS investments pursuant to the HLTH Loan Agreement, described below, or (iii) have satisfied all conditions precedent under the HLTH Loan Agreement to permit HLTH to borrow 75% of the principal amount of its ARS investments at the effective time of the merger. Depending on the proceeds from the sale of HLTH’s ARS, the cash consideration may be increased, as described below under “— Adjustment to Cash Consideration.”

The HLTH Loan Agreement governs the non-recourse credit facility entered into by HLTH and Citigroup on May 6, 2008, which is secured by HLTH’s ARS holdings (including, in some circumstances, interest payable on the ARS holdings), and will allow HLTH to borrow up to 75% of the face amount of the ARS holdings pledged as collateral under the credit facility. WebMD also entered into a similar credit facility and governing loan agreement of the same date. The respective loan agreements contain customary representations and warranties of the borrower and certain affirmative covenants and negative covenants relating to the pledged collateral. Under each of the loan agreements, the borrower and the lender may, in certain circumstances, cause the pledged collateral to be sold, with the proceeds of any such sale required to be applied in full immediately to repayment of amounts borrowed. No borrowings have been made under either credit facility to date. HLTH and WebMD can each make borrowings under the credit facility until May 2009. The interest rate applicable to such borrowings will be one-month LIBOR plus 250 basis points. Any borrowings outstanding under the credit facility after March 2009 become demand loans, subject to 60 days notice, with recourse only to the pledged collateral.

Adjustment to Cash Consideration.  HLTH may sell its ARS investments at or prior to the closing of the merger. If HLTH sells the ARS investments (excluding any ARS investments held by WebMD) and the aggregate cash proceeds from those sales are more than 75% of the principal amount thereof, the cash portion of the merger consideration will be increased by (x) the difference between 100% of the principal amount thereof and the aggregate cash proceeds received by HLTH in the sale of such ARS investments divided by (y) the number of shares of HLTH Common Stock outstanding at the effective time of the merger. The following table shows what the cash portion of the merger consideration would be if HLTH sells the specified percentage of its ARS investments at or prior to the closing of the merger, and receives the specified percentage of the principal amount of the ARS investments in such sale:

	Proceeds Received (% of Principal Amount of ARS Investments)
ARS Investments Sold (%)	75%	87.5%	100%

100%	$6.63	$6.76	$6.89
50%	$6.63	$6.70	$6.76
0%	$6.63	$6.63	$6.63

If HLTH does not sell any of its ARS investments, and instead either borrows 75% of the principal amount of its ARS investments pursuant to the HLTH Loan Agreement or satisfies all conditions precedent under the HLTH Loan Agreement to permit it to borrow 75% of the principal amount of its ARS investments at the effective time of the merger, as described above under “— Merger Consideration,” the cash portion of the merger consideration will be $6.63.

Cancellation of Treasury Stock and WebMD-Owned Stock.  Each share of HLTH Common Stock held in the treasury of HLTH, and each share of HLTH Common Stock owned by WebMD or any wholly-owned subsidiary of WebMD or HLTH, will be cancelled without any conversion thereof and no payment or distribution will be made with respect thereto.

WebMD Redeemable Merger Notes

If Porex has not been sold as of the closing of the merger, HLTH may elect to cause WebMD to issue 6-year, 11% pay-in-kind redeemable subordinated notes in the principal amount equal to the amount by which the cash needed to fund the cash portion of the merger consideration exceeds Available Cash (as described below); provided that the principal amount will not exceed $250.0 million, which we refer to as the Merger Notes. If the maximum principal amount of Merger Notes is issued, HLTH stockholders would receive Merger Notes in lieu of $[1.35] of the per share cash consideration otherwise payable in the merger (based on 184,595,825 shares of outstanding HLTH Common Stock as of October 8, 2008). For example, if the cash portion of the merger consideration equals $6.63, and the maximum principal amount of Merger Notes is issued, HLTH stockholders would receive $[5.28] in cash and $[1.35] in Merger Notes in lieu of $6.63 for each share of HLTH Common Stock. The Merger Notes will be required to be prepaid upon completion of the divestitures (described herein), and may be redeemed at any time at the option of WebMD, in whole or in part.

Under the terms of the merger agreement, the aggregate principal amount of Merger Notes to be included in the merger consideration cannot exceed HLTH’s estimate of the shortfall in the cash needed to complete the merger and, if there is no such shortfall, no Merger Notes can be issued. WebMD and HLTH expect that the combined company will have more than enough cash to satisfy the closing condition relating to available cash and to pay the cash portion of the merger consideration, even if the sale of Porex has not been completed. Merger Notes would be issued in lieu of a portion of the cash consideration only if the sale of Porex has not been completed by the effective date of the merger and unforeseen events or circumstances occur prior to closing that would significantly reduce the expected amount of available cash. Accordingly, we consider it unlikely that the Merger Notes will be issued in lieu of any portion of the cash consideration otherwise payable in the merger. However, you should not assume that the cash portion of the merger consideration will definitely be paid only in cash.

Calculation of Available Cash

“Available Cash” is calculated as HLTH’s good faith estimate of the amount of cash at HLTH and its subsidiaries, plus, provided that the transactions contemplated by the MTS acquisition agreement have been consummated at or prior to the effective time of the merger, the aggregate cash consideration actually paid by WebMD pursuant to the MTS acquisition agreement (up to $50 million), less (i) $85.0 million for operations, (ii) expenses related to the merger, (iii) taxes, expenses and certain liabilities for indemnification, guarantee or commitment obligations relating to the Divestitures, (iv) cash proceeds generated by asset sales, borrowings or issuances of securities by WebMD and HLTH, and (v) cash and cash equivalents of HLTH’s subsidiaries that cannot otherwise be utilized for working capital purposes and payment of the merger consideration by WebMD post-closing due to contractual or other restrictions. “Available Cash” includes 75% of the principal amount of the ARS investments held by HLTH and its subsidiaries as of the closing and 70% of the principal amount of the ARS investments held by WebMD and its subsidiaries as of the closing; provided that, if WebMD has satisfied all conditions to borrowing 75% of the principal amount of the ARS investments held by WebMD and its subsidiaries pursuant to that certain loan agreement, dated as of May 6, 2008, between WebMD and Citigroup, Available Cash will include 75% of the principal amount of the ARS investments held by WebMD and its subsidiaries as of the closing.

Exchange of Certificates

Exchange Agent.  Prior to the merger, WebMD will enter into an agreement with an exchange agent in connection with the conversion of HLTH Common Stock. At or immediately after the merger, WebMD will deposit with the exchange agent (i) the certificates representing shares of WebMD Common Stock issuable in the merger sufficient to pay the stock portion of the merger consideration, (ii) the Merger Notes (if any) and (iii) an amount of cash sufficient to pay the cash portion of the merger consideration, which we refer to as the Exchange Fund. WebMD will also make available from time to time as needed to the exchange agent cash sufficient to pay cash in lieu of fractional shares.

Exchange Procedures.  HLTH will deliver to each holder of HLTH Common Stock as of the record date for the HLTH stockholders’ meeting a letter of transmittal and accompanying instructions for surrendering the certificates evidencing the shares. In addition, HLTH will use its best efforts to make the letter of transmittal available to all Persons who become holders of HLTH Common Stock during the period between the record date and the HLTH stockholders’ meeting. Upon surrender to the exchange agent of a certificate for cancellation, together with a duly completed and validly executed letter of transmittal and such other documents as may be required, the holder of such certificate will be entitled to receive the merger consideration in the form of (i) a check in the amount equal to the cash, if any, which the holder has the right to receive (including any cash in lieu of fractional shares of WebMD Common Stock), (ii) a certificate representing that number of whole shares of WebMD Common Stock which the holder has the right to receive in respect of the shares of HLTH Common Stock formerly represented by such certificate (after taking into account all shares of HLTH Common Stock then held by the holder) and (iii) Merger Notes, if any, which the holder has the right to receive, and the certificate so surrendered will be cancelled.

Distributions with Respect to Unexchanged Shares of WebMD Common Stock.  No dividends or other distributions declared or made after the merger with respect to WebMD Common Stock with a record date after the merger will be paid to the holder of any unsurrendered HLTH certificate, until the holder surrenders the certificate. Subject to the effect of escheat, tax or other applicable laws, following surrender of any certificate, the holder of the certificates representing whole shares of WebMD Common Stock issued in exchange therefor will be paid, without interest, (i) the amount of any cash payable with respect to a fractional share of WebMD Common Stock to which the holder is entitled and dividends or other distributions with a record date after the merger and theretofore paid with respect to such whole shares of WebMD Common Stock, and (ii) at the appropriate payment date, dividends or other distributions, with a record date after the merger but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of WebMD Common Stock.

Payments with Respect to Unexchanged Merger Notes.  No payments of principal or interest, if any, made after the merger with respect to the Merger Notes will be paid to the holder of any unsurrendered certificate, until the holder surrenders the certificate. Subject to the effect of escheat, tax or other applicable laws, following the surrender of any such certificate, the holder of Merger Notes issued in exchange therefor will be paid, without interest, the amount of principal and interest payable with respect to those Merger Notes following the merger (or, with respect to the convertible notes, following the conversion of such convertible notes) and prior to the date of surrender.

No Fractional Shares.  WebMD will not issue any fractional shares of WebMD Common Stock upon the surrender for exchange of certificates, and fractional share interests will not entitle the owner to any rights of a stockholder of WebMD. Instead, each holder of a fractional share interest will be paid an amount in cash (without interest) equal to the fractional share interest multiplied by the closing price of a share of WebMD Class A Common Stock on the Nasdaq Global Select Market on the last trading day immediately preceding the effective time of the merger.

No Further Ownership Rights.  The merger consideration issued (and paid) upon conversion of any shares of HLTH Common Stock will be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such shares of HLTH Common Stock subject, however, to WebMD’s obligation to pay any dividends or other distributions with a record date prior to the merger that have been declared or made by HLTH on such shares of HLTH Common Stock in accordance with the merger agreement and which remain unpaid at the effective time of the merger.

Adjustments to Exchange Ratio.  The exchange ratio will be adjusted to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into WebMD Class A Common Stock or HLTH Common Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to WebMD Class A Common Stock or HLTH Common Stock after execution of the merger agreement and before the merger.

Termination of Exchange Fund.  Any portion of the Exchange Fund remaining undistributed to the HLTH stockholders for six months after the merger will be delivered to WebMD, upon demand, and any HLTH stockholders who have not complied with the exchange procedures may thereafter look only to WebMD for the merger consideration, any dividends or distributions with respect to WebMD Common Stock and any payments of principal and interest on the Merger Notes to which they are entitled. Any portion of the Exchange Fund that remains unclaimed by HLTH stockholders immediately prior to the time such amounts would otherwise escheat to or become property of any governmental authority will, to the extent permitted by law, become WebMD’s property free and clear of any claims or interest of any person previously entitled thereto.

No Liability.  WebMD will not be liable to any HLTH stockholder for any share of WebMD Common Stock (or dividends or distributions with respect thereto), Merger Notes (or principal or interest payments with respect thereto) or cash properly delivered to a public official pursuant to any abandoned property, escheat or similar law.

Withholding Rights.  WebMD is entitled to deduct and withhold from the merger consideration otherwise payable to any HLTH stockholder the amounts it is required to deduct and withhold under any provision of tax law. If withheld, those amounts will be treated for purposes of the merger agreement as having been paid to the HLTH stockholder.

Lost Certificates.  If any certificate is lost, stolen or destroyed, upon an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by WebMD, the posting of a bond as indemnity against any claim that may be made against WebMD with respect to such certificate, the exchange agent will issue in exchange for such certificate the merger consideration, any cash in lieu of fractional shares of WebMD Common Stock to which the holders thereof are entitled and any dividends, other distributions or payments of principal or interest to which the holders thereof are entitled.

Stock Transfer Books

At the effective time of the merger, the stock transfer books of HLTH will be closed and there will be no further registration of transfers of shares of HLTH Common Stock. After the merger, the holders of certificates representing HLTH Common Stock outstanding immediately prior to the merger will cease to have any rights with respect to such shares, except as otherwise provided in the merger agreement or by applicable law. If, after the merger, any certificates are presented to the exchange agent or WebMD for transfer, they will be cancelled and exchanged for the proper merger consideration.

HLTH Stock Options

The majority of outstanding stock options of HLTH will be assumed by WebMD without any further action on the part of HLTH or the option holders; these assumed options will become options to acquire WebMD Common Stock. The new exercise price and number of shares of WebMD Common Stock subject to the assumed options will be determined using an option exchange ratio that takes into account both the merger consideration to be exchanged for each share of HLTH Common Stock as a result of the merger and the closing price of a share of WebMD Class A Common Stock on the last trading day immediately prior to the effective time of the merger. A limited number of outstanding stock options of HLTH were issued under stock option plans that permit cancellation of options upon a merger in which HLTH is not the surviving corporation. To the extent the options issued under such plans are not exercised within a certain period of time ending prior to the merger, the options will be cancelled and terminated. For a more detailed description, see “Special Factors — Interests of Certain Persons in the Merger — Treatment of Grants Under HLTH and WebMD Equity Plans — HLTH Stock Options.”

HLTH Restricted Stock

All outstanding shares of restricted stock of HLTH will be converted into shares of restricted stock of WebMD. For each share of restricted stock of HLTH, the holder thereof will have the right to receive 0.1979 shares of restricted stock of WebMD, plus the number of shares of WebMD stock that would be purchasable at the closing price of a share of WebMD Common Stock, on the last trading day immediately prior to the effective time of the merger, by the cash portion of the merger consideration, which will be $6.63, subject to increase to a maximum of $6.89 as described beginning on page 109. For a more detailed description, see “Special Factors — Interests of Certain Persons in the Merger — Treatment of Grants Under HLTH and WebMD Equity Plans — HLTH Restricted Stock Awards.”

Employee Stock Purchase Plan

HLTH’s 1998 Employee Stock Purchase Plan terminated immediately following the purchase of shares of HLTH Common Stock on the last day of the purchase period ending on April 30, 2008; provided, that any provision thereof that was intended to survive such termination survived in accordance with the terms of the plan.

Appraisal Rights/Dissenting Shares

HLTH stockholders who perfect their statutory appraisal rights will be entitled to receive the appraised value of their shares. See “Special Factors — Dissenter’s Rights.”

Representations and Warranties of HLTH

Under the merger agreement, HLTH has made various representations and warranties to WebMD, which are qualified by reference to a confidential disclosure schedule and publicly-available documents HLTH has filed with the SEC prior to the date of the merger agreement, and, in many instances, by “Material Adverse Effect,” materiality or similar qualifications. The representations and warranties relate to the following:

•	Corporate Organization

•	Capitalization

•	Authority

•	No Conflict; Required Filings and Consents

•	SEC Filings; Financial Statements

•	Compliance with Laws

•	Absence of HLTH Material Adverse Effect

•	Absence of Litigation

•	Employee Benefit Plans

•	Taxes

•	Board Approval; Vote Required

•	Opinion of Financial Advisor

•	Joint Proxy Statement/Prospectus

•	Brokers

•	Labor

•	Environmental Laws

•	Intellectual Property

For purposes of conditions to closing, the representations and warranties of HLTH must be true and correct in all respects (without giving effect to materiality or “Material Adverse Effect” (as described below) qualifications) except when the failure to be true and correct would not have a Material Adverse Effect.

Representations and Warranties of WebMD

Under the merger agreement, WebMD has made various representations and warranties to HLTH, which are qualified by reference to a confidential disclosure schedule and publicly-available documents HLTH has filed with the SEC prior to the date of the merger agreement, and, in many instances, by “Material Adverse Effect,” materiality or similar qualifications. The representations and warranties relate to the following:

•	Corporate Organization

•	Capitalization

•	Authority

•	No Conflict; Required Filings and Consents

•	SEC Filings; Financial Statements

•	Absence of WebMD Material Adverse Effect

•	Absence of Litigation

•	Board Approval; Vote Required

•	Ownership of HLTH Capital Stock

•	Opinion of Financial Advisor

•	Joint Proxy Statement/Prospectus

•	Brokers

For purposes of conditions to closing, the representations and warranties of WebMD must be true and correct in all respects (without giving effect to materiality or “Material Adverse Effect” (as described below) qualifications) except when the failure to be true and correct would not have a Material Adverse Effect.

HLTH Material Adverse Effect

With respect to HLTH, “Material Adverse Effect” means any event, circumstance, change or effect that is or would reasonably be expected to have a material adverse effect on the results of operations, assets, liabilities or financial condition of HLTH and its subsidiaries (excluding WebMD and its subsidiaries) taken as a whole.

However, any change arising from the following events will not be considered a Material Adverse Effect:

•	changes in general economic conditions or changes in the financial or securities markets in general which do not affect HLTH disproportionately (relative to other industry participants);

•	the public announcement or the pendency of the merger and the other transactions related to the merger;

•	any action taken by HLTH with the consent of the WebMD special committee;

•	any agreement for, the public announcement or pendency of, or the consummation of, the divestiture of Porex; or

•	any event, circumstance, change or effect relating to WebMD.

WebMD Material Adverse Effect

With respect to WebMD, “Material Adverse Effect” means any event, circumstance, change or effect that is or would reasonably be expected to have a material adverse effect on the results of operations, assets, liabilities or financial condition of WebMD and its subsidiaries taken as a whole.

However, any change arising from the following events will not be considered a Material Adverse Effect:

•	changes in general economic conditions or changes in the financial or securities markets in general which do not affect WebMD disproportionately (relative to other industry participants);

•	general changes in the industries in which WebMD and its subsidiaries operate which do not affect WebMD disproportionately (relative to other industry participants);

•	the public announcement or the pendency of the transactions related to the merger; or

•	any action taken by WebMD with the consent of HLTH.

Conduct of Business by HLTH and WebMD Pending the Merger

Interim Operations

The merger agreement requires HLTH and WebMD to conduct their respective businesses (and the businesses of their respective subsidiaries) in the ordinary course and to use commercially reasonable efforts to preserve their business organization, keep available the services of current officers, directors and employees and maintain significant business relationships.

Limitations on Conduct

The merger agreement also places limitations (subject to exceptions or the consent of the WebMD special committee or HLTH, as the case may be) on HLTH and WebMD (and their respective subsidiaries) taking the following actions:

•	amending organizational documents;

•	issuing or redeeming any capital stock or other ownership interests;

•	declaring or paying any dividend or other distribution;

•	reclassifying, redeeming, splitting, purchasing or otherwise acquiring any of its capital stock;

•	acquiring any entity or business;

•	making any material loan;

•	creating or permitting any material encumbrance on any asset or property;

•	incurring any material indebtedness;

•	as to HLTH (but not WebMD), modifying compensation payable to directors or certain employees;

•	as to HLTH (but not WebMD), granting any severance or termination pay to, or entering into an employment or severance agreement with, directors or certain employees;

•	making any material tax election or settling any material tax liability;

•	changing independent accountants or accounting methods;

•	failing to pay a material liability when due;

•	permitting any material insurance policy to be cancelled or terminated; and

•	adopting a plan of liquidation relating to HLTH.

Efforts to Complete Merger

Each of HLTH and WebMD must use its reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the merger, the issuance of WebMD stock and the other transactions contemplated by the merger agreement, including using its reasonable best efforts to:

•	obtain all permits, consents, approvals and orders necessary for the consummation of the transactions; and

•	fulfill the conditions to the merger.

Filings

The following regulatory filings are contemplated by the merger agreement:

•	This Joint Proxy Statement/Prospectus; and

•	Rule 13e-3 Transaction Statement.

Stockholders’ Meetings

Each of HLTH and WebMD are required to call a stockholders’ meeting for the purpose of voting upon the adoption of the merger agreement and approval of the merger as promptly as practicable, and must use reasonable best efforts to solicit from its stockholders proxies in favor of the merger, and take all other actions necessary to secure the required vote of its stockholders.

In the merger agreement, HLTH has agreed to vote all of the shares of WebMD Class B Common Stock that it holds in favor of the adopting of the merger agreement and the approval of the merger. Since HLTH controls over 96% of the voting power of the outstanding WebMD Common Stock, it can cause the merger to be approved by WebMD stockholders without the vote of any other stockholder.

Access to Information

Each of HLTH and WebMD is required to provide the other party with access to officers, directors, employees, facilities and books and records, and to provide the other party with reasonably requested information (subject to certain limitations).

D&O Insurance

HLTH and WebMD will cooperate to purchase extended reporting coverage for current officers and directors of HLTH for a period of six years following the closing of the merger.

D&O Indemnification

The certificate of incorporation and bylaws of the surviving corporation may not be amended for a period of six years following the closing of the merger in a manner that would adversely affect the rights with respect to indemnification, advancement of expenses and exculpation of current officers and directors of HLTH.

Plan of Reorganization

Each of HLTH and WebMD will use their reasonable best efforts to cause the merger to qualify as a “reorganization” for federal income tax purposes.

Nasdaq Quotation

Promptly after the date of the merger agreement and in any event prior to the closing date, WebMD will use its reasonable best efforts to cause to be approved for listing on the Nasdaq Global Select Market the shares of WebMD Common Stock issuable in the merger and pursuant to the HLTH stock options assumed by WebMD. HLTH will cooperate with WebMD with respect to such approval.

Public Announcements

HLTH and WebMD agree that the initial press release issued will be a joint press release and thereafter, they will each use reasonable best efforts to consult with the other party before issuing any press release or making any public statements regarding the merger.

Assumption of Existing Indentures

WebMD agrees to assume all HLTH obligations under HLTH’s convertible notes indentures. See “Effect of the Merger on HLTH’s Convertible Notes.”

Certificate of Merger

Upon the closing, and upon the terms of and subject to the conditions of the merger agreement, HLTH and WebMD will execute and file with the Delaware Secretary of State, in accordance with the DGCL, a certificate of merger which will contain the amended and restated WebMD certificate of incorporation.

Notification of Certain Matters

Until completion of the merger, each party will promptly notify the other party in writing of: (i) any impending, threatened or actual event or circumstance that could reasonably be expected to cause any of its representations or warranties in the merger agreement to be materially untrue or inaccurate through completion of the merger; (ii) any impending, alleged, threatened or actual event or circumstance that could reasonably be expected to cause any condition, covenant or agreement in the merger agreement to fail to be satisfied; and (iii) any notice from any entity alleging that its approval is or may be required in connection with the merger and related transactions or that such transactions constitute a default under a contract that is material to such entity. The delivery of any notice described above will not affect the remedies available to the party receiving such notice.

Tax Sharing Agreement

HLTH and WebMD have acknowledged and agreed that, if and only if the merger is consummated, none of the income or gain attributable to either a divestiture or the conversion or payment of convertible notes will be treated as “Extraordinary Gain” under the Amended and Restated Tax Sharing Agreement, dated as of February 15, 2006, by and between HLTH and WebMD.

Conditions to the Merger

Conditions to the Obligations of Each Party

The obligations of HLTH and WebMD to consummate the merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

•	the Registration Statement on Form S-4 having been declared effective;

•	Adoption of the merger agreement and approval of the merger by the stockholders of HLTH;

•	Adoption of the merger agreement and approval of the merger by the stockholders of WebMD;

•	Absence of any governmental law or order that would make the merger illegal or would otherwise prohibit the consummation of the merger;

•	Authorization for quotation on the Nasdaq Global Select Market of the WebMD shares to be issued in the merger; and

•	An amount of “Available Cash” (the calculation of which is described above) (together with merger notes, if any) being sufficient to pay the cash portion of the merger consideration.

Conditions to the Obligations of WebMD

The obligations of WebMD to consummate the merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

•	Accuracy of representations and warranties of HLTH;

•	Performance by HLTH of its covenants in all material respects;

•	Absence of Material Adverse Effect on HLTH;

•	Receipt of tax opinion from counsel as to the tax-free treatment of the merger;

•	Consummation of the divestiture of either ViPS or Porex; and

•	HLTH must either (i) sell its ARS investments (excluding any ARS investments held by WebMD) prior to closing, (ii) borrow 75% of the principal amount of its ARS investments pursuant to the HLTH Loan Agreement or (iii) not borrow under the loan agreement but be capable of satisfying the conditions to borrowing 75% of the principal amount of its ARS investments pursuant to the HLTH Loan Agreement.

Conditions to the Obligations of HLTH

The obligations of HLTH to consummate the merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

•	Accuracy of representations and warranties of WebMD;

•	Performance by WebMD of its covenants in all material respects;

•	Absence of Material Adverse Effect on WebMD; and

•	Receipt of tax opinion from counsel as to the tax-free treatment of the merger.

Termination

The merger agreement may be terminated and the related transactions may be abandoned at any time prior to completion of the merger, notwithstanding any requisite adoption of the merger agreement and approval of the merger by the stockholders of HLTH and WebMD, as follows:

•	by mutual written consent duly authorized by the board of directors of WebMD (with the approval of the special committee) and the board of directors of HLTH; or

•	by either WebMD (upon the approval of the special committee) or HLTH if the merger has not occurred by December 31, 2008; provided, however, that a party will not have the right to terminate if its failure to fulfill any obligation under the merger agreement has caused the failure of the merger to occur on or before that date; or

•	by either WebMD (upon the approval of the special committee) or HLTH if any law or governmental order has the effect of making the merger illegal or preventing or prohibiting the merger; or

•	by either WebMD (upon the approval of the special committee) or HLTH if: (i) the other party’s board of directors recommends a “Competing Transaction” (defined below) to its stockholders or enters into an agreement with respect to a Competing Transaction, (ii) a tender offer or exchange offer for 15% or more of the outstanding shares of capital stock of the other party is made and the other party’s board of directors fails to recommend against it, or (iii) the other party’s board of directors withdraws or changes its recommendation of the merger agreement or the merger in a manner adverse to the terminating party; or

•	by either WebMD (upon the approval of the special committee) or HLTH if HLTH stockholders fail to adopt the merger agreement and approve the merger at the HLTH stockholders’ meeting; or

•	by either WebMD (upon the approval of the special committee) or HLTH if WebMD stockholders fail to adopt the merger agreement and approve the merger; or

•	by WebMD (upon the approval of the special committee) upon HLTH’s breach of any representation, warranty, covenant or agreement, or if any representation or warranty of HLTH has become untrue, such that the condition to closing regarding HLTH’s representations and warranties and covenants would not be satisfied. However, if the breach or inaccuracy is curable, WebMD may not terminate for so long as HLTH exercises its best efforts to cure such breach, unless such breach is not cured within 15 business days after receipt of written notice of such breach; or

•	by HLTH upon WebMD’s breach of any representation, warranty, covenant or agreement, or if any representation or warranty of WebMD has become untrue, such that the condition to closing regarding WebMD’s representations and warranties and covenants would not be satisfied. However, if the breach or inaccuracy is curable, HLTH may not terminate for so long as WebMD exercises its best efforts to cure such breach, unless such breach is not cured within 15 business days after receipt of written notice of such breach; or

•	by HLTH, upon the approval of the HLTH board of directors, if the HLTH board of directors determines in good faith after consultation with counsel that it is required by its fiduciary duties under law to terminate the merger agreement in favor of a competing proposal that is more favorable to the HLTH stockholders than the merger; or

•	by WebMD, upon the approval of the special committee, if the special committee determines in good faith after consultation with counsel that it is required by its fiduciary duties under law to terminate the merger agreement in favor of a competing proposal that is more favorable to the WebMD stockholders than the merger.

For purposes of the discussion above, a “Competing Transaction” means:

•	with respect to any party, (a) a merger transaction resulting in that party’s stockholders owning less than 90% of the voting power of the resulting entity; (b) a sale of more than 10% of the aggregate fair market value of that party’s consolidated assets; (c) a sale of more than 10% of any class of that party’s equity securities; (d) a tender offer or exchange offer that would result in any person beneficially owning more than 10% of any class of that party’s equity securities; or (e) a transaction which would reasonably be expected to impede, interfere with, prevent or materially delay any of the transactions under the merger agreement;

•	with respect to HLTH, any solicitation opposing the HLTH stockholders’ adoption of the merger agreement and approval of the merger; or

•	with respect to WebMD, any solicitation opposing the WebMD stockholders’ adoption of the merger agreement and approval of the merger or approval of the issuance of WebMD shares in the merger.

General Provisions

Governing Law; Jurisdiction

The merger agreement and the legal relations between the parties will be governed by, and construed in accordance with, Delaware law. All actions and proceedings arising out of or relating to the merger agreement will be heard and determined exclusively in Delaware Chancery Court.

Fees and Expenses

All expenses incurred by either party and the WebMD special committee in connection with the merger will be paid by HLTH.

MARKET PRICE AND DIVIDEND INFORMATION

WebMD Class A Common Stock and HLTH Common Stock are listed on the Nasdaq Global Select Market. The following table sets forth for the periods indicated the high and low per share sale price of WebMD’s Class A Common Stock and HLTH’s Common Stock.

	WebMD		HLTH
	High	Low	High	Low

2006
First Quarter	$44.27	$28.55	$11.18	$8.32
Second Quarter	$47.30	$34.10	$12.44	$10.41
Third Quarter	$46.85	$34.25	$12.60	$11.45
Fourth Quarter	$41.71	$33.93	$12.78	$11.37
2007
First Quarter	$57.28	$40.09	$16.23	$12.28
Second Quarter	$58.53	$46.07	$16.56	$13.72
Third Quarter	$58.65	$44.16	$15.25	$12.56
Fourth Quarter	$63.49	$38.73	$16.39	$12.93
2008
First Quarter	$41.99	$23.15	$13.56	$9.52
Second Quarter	$35.40	$21.86	$12.62	$9.52
Third Quarter	$35.00	$23.80	$12.70	$10.73
Fourth Quarter (through October 8, 2008)	$29.99	$22.00	$11.36	$8.40

On February 20, 2008, the last full trading day prior to the public announcement of the proposed merger, the closing price per share of WebMD Class A Common Stock quoted on the Nasdaq Global Select Market was $28.98 and the closing price per share of HLTH Common Stock quoted on the Nasdaq Global Select Market was $10.05. On October 8, 2008, the closing price per share of WebMD Class A Common Stock reported on the Nasdaq Global Select Market was $22.50 and the closing price per share of HLTH Common Stock reported on the Nasdaq Global Select Market was $8.88.

HLTH stockholders are encouraged to obtain current market quotations for WebMD Class A Common Stock prior to making any decision with respect to the merger. No assurance can be given concerning the market price for WebMD Common Stock before or after the date on which the merger is consummated. The market price for WebMD Common Stock will fluctuate between the date of this joint proxy statement/prospectus and the date on which the merger is consummated and thereafter.

Neither WebMD nor HLTH has ever declared or paid any cash dividends on its Common Stock, and does not anticipate paying cash dividends in the foreseeable future. In addition, the terms of the merger agreement with WebMD prohibit HLTH from declaring or paying any dividends.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF HLTH

The following tables set forth selected historical consolidated financial information for HLTH. The selected historical information is presented as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 and as of and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003. HLTH derived the historical information for the years ended December 31, 2007, 2006, 2005, 2004, and 2003 from its audited consolidated financial statements and the notes thereto. HLTH derived the historical information for the six months ended June 30, 2008 and 2007 from its unaudited consolidated financial statements for those periods. In the opinion of HLTH management, the unaudited consolidated interim financial statements incorporated by reference herein for the six months ended June 30, 2008 and 2007 have been prepared on a basis consistent with HLTH’s audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. The operating results for the six months ended June 30, 2008 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2008 of HLTH or the combined company.

The selected information set forth below should be read in conjunction with HLTH’s consolidated financial statements and related footnotes, as well as the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in Annex B-1 and Annex B-2, respectively, to this joint proxy statement/prospectus and in HLTH’s quarterly reports on Form 10-Q, incorporated by reference in this joint proxy statement/prospectus. The historical results of operations are not necessarily indicative of future results.

	Six Months Ended
	June 30,		Years Ended December 31,(1)
	2008	2007	2007	2006(2)(3)(4)	2005	2004	2003(5)
	(Unaudited)		(In thousands, except per share data)

Consolidated Statements of Operations Data:
Revenue	$170,818	$149,078	$331,693	$908,927	$852,010	$811,267	$629,994
Costs and expenses:
Cost of operations	64,333	57,615	117,281	545,706	528,004	512,679	404,186
Sales and marketing	51,290	44,799	93,645	119,103	104,669	114,216	91,798
General and administrative	44,325	55,393	104,321	132,334	118,202	106,703	98,615
Depreciation and amortization	14,203	13,564	28,256	44,558	43,548	39,134	47,053
Interest income	19,998	19,774	42,035	32,339	21,527	18,708	22,855
Interest expense	9,235	9,325	18,593	18,794	16,321	19,249	15,201
Gain on 2006 EBS Sale	—	399	399	352,297	—	—	—
Gain on sale of EBS Master LLC	538,024	—	—	—	—	—	—
Impairment of auction rate securities	60,108	—	—	—	—	—	—
Other (expense) income, net	(4,810)	3,879	3,406	(4,252)	(27,965)	(13,308)	1,918

Income (loss) from continuing operations before income tax provision (benefit)	480,536	(7,566)	15,437	428,816	34,828	24,686	(2,086)
Income tax provision (benefit)	26,944	1,427	(8,741)	50,389	(2,170)	4,272	3,148
Minority interest in WebMD (loss) income	(2,774)	958	10,667	405	775	—	—
Equity in earnings of EBS Master LLC	4,007	14,674	28,566	763	—	—	—

Income (loss) from continuing operations	460,373	4,723	42,077	378,785	36,223	20,414	(5,234)
(Loss) income from discontinued operations, net of tax	(82)	(44,484)	(22,198)	393,132	32,588	16,197	(13,188)

Net income (loss)	$460,291	$(39,761)	$19,879	$771,917	$68,811	$36,611	$(18,422)

Basic income (loss) per common share:
Income (loss) from continuing operations	$2.52	$0.03	$0.24	$1.36	$0.11	$0.06	$(0.02)
(Loss) income from discontinued operations	(0.00)	(0.25)	(0.13)	1.41	0.09	0.05	(0.04)

Net income (loss)	$2.52	$(0.22)	$0.11	$2.77	$0.20	$0.11	$(0.06)

	Six Months Ended
	June 30,		Years Ended December 31,(1)
	2008	2007	2007	2006(2)(3)(4)	2005	2004	2003(5)
	(Unaudited)		(In thousands, except per share data)

Diluted income (loss) per common share:
Income (loss) from continuing operations	$2.04	$0.02	$0.21	$1.20	$0.10	$0.06	$(0.02)
(Loss) income from discontinued operations	(0.00)	(0.23)	(0.12)	1.18	0.10	0.05	(0.04)

Net income (loss)	$2.04	$(0.21)	$0.09	$2.38	$0.20	$0.11	$(0.06)

Weighted-average shares outstanding used in computing income (loss) per common share:
Basic	182,399	178,115	179,330	279,234	341,747	320,080	304,858
Diluted	228,209	188,693	188,763	331,642	352,852	333,343	304,858

	As of
	June 30,	As of December 31,(1)
	2008	2007	2006(2)(3)	2005	2004	2003
	(Unaudited)	(In thousands)

Consolidated Balance Sheets Data:
Cash, cash equivalents and short-term investments	$1,428,224	$827,737	$648,831	$423,003	$101,655	$266,097
Long-term marketable equity securities	2,543	2,383	2,633	4,430	515,838	456,034
Working capital (excluding assets and liabilities of discontinued operations)	1,389,281	860,133	618,126	398,751	44,607	194,217
Total assets	2,148,697	1,651,397	1,470,366	2,214,879	2,309,012	2,129,642
Convertible notes	650,000	650,000	650,000	650,000	649,999	649,999
Minority interest in WebMD	135,416	131,353	101,860	43,096	—	—
Convertible redeemable exchangeable preferred stock	—	—	98,768	98,533	98,299	—
Stockholders’ equity	1,084,953	599,777	372,527	1,061,233	1,214,876	1,171,980

(1)	On February 21, 2008, HLTH announced its intention to divest its ViPS and Porex segments. Accordingly, this selected consolidated financial data has been reclassified to reflect the historical results of these two segments as discontinued operations for all periods presented.

(2)	For the year ended December 31, 2006, the consolidated financial position and results of operations reflect the sale of a 52% interest in HLTH’s Emdeon Business Services segment (which is referred to as EBS), as of November 16, 2006. Accordingly, the consolidated balance sheet as of December 31, 2006 excludes the assets and liabilities of EBS, includes an investment in EBS Master LLC accounted for under the equity method of accounting related to HLTH’s 48% ownership, and the consolidated statement of operations for the year ended December 31, 2006 includes the operations of EBS for the period January 1, 2006 through November 16, 2006 and HLTH’s 48% equity in earnings of EBS Master LLC from November 17, 2006 through December 31, 2006.

(3)	On September 14, 2006, HLTH completed the sale of the Emdeon Practice Services segment. Accordingly, this selected consolidated financial data has been reclassified to reflect the historical results of the Emdeon Practice Services segment as a discontinued operation for this and all prior periods presented.

(4)	On January 1, 2006, HLTH adopted Statement of Financial Accounting Standards No. 123 “(Revised 2004): Share Based Payment” that resulted in additional non-cash stock-based compensation expense during 2006 and the subsequent period.

(5)	On August 1, 2003, HLTH completed the sale of two operating units of its Porex businesses. Accordingly, this selected consolidated financial data has been reclassified to reflect the historical results of these two operating units as discontinued operations for the year ended December 31, 2003.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF WEBMD

The following tables set forth selected historical consolidated financial information for WebMD. The selected historical information is presented as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 and as of and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003. WebMD derived the historical information for the years ended December 31, 2007, 2006, 2005, 2004, and 2003 from its audited consolidated financial statements and the notes thereto. WebMD derived the historical information for the six months ended June 30, 2008 and 2007 from its unaudited consolidated financial statements for those periods. In the opinion of WebMD management, the unaudited consolidated interim financial statements incorporated by reference herein for the six months ended June 30, 2008 and 2007 have been prepared on a basis consistent with WebMD’s audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. The operating results for the six months ended June 30, 2008 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2008 of WebMD or the combined company.

The selected information set forth below should be read in conjunction with WebMD’s consolidated financial statements and related footnotes, as well as the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in Annex C-1 and Annex C-2, respectively, to this joint proxy statement/prospectus and WebMD’s quarterly reports on Form 10-Q, incorporated by reference in this joint proxy statement/prospectus. The historical results of operations are not necessarily indicative of future results.

	Six Months Ended
	June 30,		Years Ended December 31,
	2008	2007	2007(1)	2006(2)(3)	2005	2004	2003
	(Unaudited)		(In thousands, except per share data)

Consolidated Statements of Operations Data:
Revenue	$170,858	$149,214	$331,954	$248,776	$163,910	$129,110	$105,410
Costs and expenses:
Cost of operations	64,333	57,615	117,281	101,675	65,676	47,141	42,535
Sales and marketing	51,290	44,799	93,645	76,189	51,756	47,358	47,917
General and administrative	28,389	31,486	60,986	52,338	29,550	22,122	18,016
Impairment of auction rate securities	27,406	—	—	—	—	—	—
Depreciation and amortization	13,973	12,932	27,233	17,639	10,648	5,617	4,463
Interest income	5,803	5,036	12,378	5,099	1,790	—	—

(Loss) income from continuing operations before income tax provision (benefit)	(8,730)	7,418	45,187	6,034	8,070	6,872	(7,521)
Income tax provision (benefit)	8,253	1,542	(17,255)	3,883	1,666	1,254	1,068

(Loss) income from continuing operations	(16,983)	5,876	62,442	2,151	6,404	5,618	(8,589)
Income (loss) from discontinued operations, net of tax	—	220	3,442	385	161	(201)	279

Net (loss) income	$(16,983)	$6,096	$65,884	$2,536	$6,565	$5,417	$(8,310)

Basic (loss) income per common share:
(Loss) income from continuing operations	$(0.29)	$0.10	$1.09	$0.04	$0.13	$0.12	$(0.18)
Income (loss) from discontinued operations	—	0.01	0.06	0.01	0.00	(0.01)	0.01

Net (loss) income	$(0.29)	$0.11	$1.15	$0.05	$0.13	$0.11	$(0.17)

	Six Months Ended
	June 30,		Years Ended December 31,
	2008	2007	2007(1)	2006(2)(3)	2005	2004	2003
	(Unaudited)		(In thousands, except per share data)

Diluted (loss) income per common share:
(Loss) income from continuing operations	$(0.29)	$0.10	$1.05	$0.04	$0.13	$0.12	$(0.18)
Income (loss) from discontinued operations	—	0.00	0.05	0.00	0.00	(0.01)	0.01

Net (loss) income	$(0.29)	$0.10	$1.10	$0.04	$0.13	$0.11	$(0.17)

Weighted-average shares outstanding used in computing net (loss) income per common share:
Basic	57,664	57,023	57,184	56,145	50,132	48,100	48,100
Diluted	57,664	59,689	59,743	58,075	50,532	48,100	48,100

	As of
	June 30,	As of December 31,
	2008	2007(1)	2006(2)	2005	2004	2003
	(Unaudited)	(In thousands)

Consolidated Balance Sheets Data:
Cash, cash equivalents and short-term investments	$325,243	$294,653	$54,150	$153,777	$3,456	$358
Working capital (excluding assets and liabilities of discontinued operations)	297,966	292,157	185,991	153,533	9,937	4,202
Total assets	715,134	718,864	619,965	376,889	146,496	120,630
Other long-term liabilities	8,890	9,210	7,912	7,010	—	—
Stockholders’ equity	598,568	606,755	496,109	295,955	98,560	84,394

(1)	As of December 31, 2007, WebMD completed the sale of its medical reference publications business. Accordingly, the following selected consolidated financial data has been reclassified to reflect historical results of our medical reference publications business as a discontinued operation for this and all prior periods presented.

(2)	During 2006, WebMD acquired Subimo, LLC on December 15, 2006, Medsite Inc. on September 11, 2006, Summex Corporation on June 13, 2006 and eMedicine.com Inc. on January 17, 2006. The results of operations of these acquired companies have been included in the financial statements from the respective acquisition dates.

(3)	On January 1, 2006, WebMD adopted Statement of Financial Accounting Standards No. 123 “(Revised 2004): Share Based Payment” that resulted in additional non-cash stock-based compensation expense during 2006.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements are based on the historical financial statements of WebMD and HLTH after giving effect to the merger as a purchase of the minority interest in WebMD by HLTH.

The unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2008 and the year ended December 31, 2007, assume the merger between WebMD and HLTH occurred on January 1, 2007. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2008 assumes the merger had occurred on June 30, 2008.

The historical consolidated financial statements of HLTH have been adjusted to give effect to pro forma events that are (1) directly attributable to the business combination, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the consolidated results.

The unaudited pro forma condensed consolidated financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been a single entity as of or for the periods presented. The unaudited pro forma condensed consolidated financial information should be read together with the historical financial statements and related notes of WebMD and HLTH that each have filed with the SEC and that are included in this joint proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2008
(In thousands)

		Sale of	Pro Forma
	Historical HLTH	ViPS(a)	Adjustments		Pro Forma

ASSETS
Current assets:
Cash and cash equivalents	$1,123,899	$220,000	$(1,214,046	)(b)	$129,853
Short-term investments	304,325	—	—		304,325
Accounts receivable, net	68,865	—	—		68,865
Prepaid expenses and other current assets	24,400	(1,553)	—		22,847
Assets of discontinued operations	268,046	(144,435)	—		123,611

Total current assets	1,789,535	74,012	(1,214,046)		649,501
Marketable equity securities	2,543	—	—		2,543
Property and equipment, net	48,491	—	—		48,491
Goodwill	214,475	(3,061)	53,578	(c)	295,842
			30,850	(d)
Intangible assets, net	31,323	—	124,725	(c)	156,048
Other assets	62,330	(13,979)	(25,604	)(d)	22,747

TOTAL ASSETS	$2,148,697	$56,972	$(1,030,497)		$1,175,172

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accrued expenses	$44,807	$—	$—		$44,807
Deferred revenue	87,401	—	—		87,401
Liabilities of discontinued operations	124,788	(33,643)	—		91,145

Total current liabilities	256,996	(33,643)	—		223,353
1.75% convertible subordinated notes due 2023	350,000	—	—		350,000
3 1/8% convertible notes due 2025	300,000	—	—		300,000
Other long-term liabilities	21,332	—	5,246	(d)	26,578
Minority interest in WebMD Health Corp.	135,416	—	(135,416	)(e)	—
Stockholders’ equity	1,084,953	90,615	(900,327	)(f)	275,241

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,148,697	$56,972	$(1,030,497)		$1,175,172

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(In thousands, except per share data)

		Pro Forma
	Historical HLTH	Adjustments		Pro Forma

Revenue	$170,818	$—		$170,818
Costs and expenses:
Cost of operations	64,333	(881	)(i)	63,452
Sales and marketing	51,290	(995	)(i)	50,295
General and administrative	44,325	783	(i)	45,108
Depreciation and amortization	14,203	4,054	(g)	18,257
Interest income	19,998	(13,159	)(j)	6,839
Interest expense	9,235	—		9,235
Gain on sale of EBS Master LLC	538,024	—		538,024
Impairment of auction rate securities	60,108	—		60,108
Other (expense) income, net	(4,810)	5,024	(k)	214

Income from continuing operations before income tax provision	480,536	(11,096)		469,440
Income tax provision	26,944	(4,905	)(l)	22,039
Minority interest in WebMD Health Corp. loss	(2,774)	2,774	(h)	—
Equity in earnings of EBS Master LLC	4,007	—		4,007

Income from continuing operations	$460,373	$(8,965)		$451,408

Income from continuing operations per common share
Basic	$2.52			$9.89

Diluted	$2.04			$8.09

Weighted-average shares outstanding used in computing income per common share:
Basic	182,399			45,661

Diluted	228,209			56,166

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007
(In thousands, except per share data)

		Pro Forma
	Historical HLTH	Adjustments		Pro Forma

Revenue	$331,693	$—		$331,693
Costs and expenses:
Cost of operations	117,281	(981	)(i)	116,300
Sales and marketing	93,645	191	(i)	93,836
General and administrative	104,321	43	(i)	104,364
Depreciation and amortization	28,256	8,108	(g)	36,364
Interest income	42,035	(24,973	)(j)	17,062
Interest expense	18,593	—		18,593
Other income, net	3,805	2,527	(k)	6,332

Income (loss) from continuing operations before income tax benefit	15,437	(29,807)		(14,370)
Income tax benefit	(8,741)	—		(8,741)
Minority interest in WebMD Health Corp. income	10,667	(10,667	)(h)	—
Equity in earnings of EBS Master LLC	28,566	—		28,566

Income from continuing operations	$42,077	$(19,140)		$22,937

Income from continuing operations per common share
Basic	$0.24			$0.51

Diluted	$0.21			$0.47

Weighted-average shares outstanding used in computing income per common share:
Basic	179,330			44,573

Diluted	188,763			48,999

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except per share data)

1.	Basis of Presentation

The following unaudited pro forma condensed consolidated financial statements are based on the historical financial statements of WebMD and HLTH after giving effect to the merger as a purchase of the minority interest in WebMD by HLTH. Because HLTH’s shareholders as a group will own the majority of the voting rights of WebMD following the merger, HLTH will be treated as the accounting acquirer and will account for the merger as a reverse acquisition in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.”

Allocation of estimated fair value of WebMD

The value of WebMD used in accounting for the acquisition of the minority interest in WebMD will be determined based upon WebMD’s market capitalization as of the merger date, including the fair value of WebMD’s stock options and restricted stock outstanding as of that date. Since the actual valuation of WebMD cannot be determined until the actual date of the merger, for purposes of these unaudited pro forma condensed consolidated financial statements, the estimated value of WebMD is being determined based on the market capitalization of WebMD as of June 30, 2008 and based on the actual number of WebMD’s stock options and restricted stock outstanding as of June 30, 2008. The estimated value of WebMD, calculated on this basis, is as follows:

Value of WebMD Common Stock as of June 30, 2008	$1,611,322
Fair value of vested portion of WebMD’s stock options and restricted stock	26,217

Total estimated value	$1,637,539

The estimated value of WebMD reflects 57,753 shares of WebMD Common Stock outstanding as of June 30, 2008, at a price per share of $27.90, the closing price on June 30, 2008. The fair value of WebMD’s 2,371 vested or partially vested stock options as of June 30, 2008 was determined using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 43.6%, risk-free interest rate of 2.63%, and a weighted average expected life of 1.98 years.

Under the purchase method of accounting, the fair value of WebMD will be allocated to the assets and liabilities of WebMD based on the historical cost basis of such assets and liabilities for the approximately 83% of WebMD owned by HLTH prior to the merger (which considers certain WebMD shares to be issued pursuant to the purchase agreement for the acquisition of Subimo, LLC), and based on the fair values of such assets and liabilities for the approximately 17% minority interest acquired. Based on a preliminary valuation, the estimated fair value of WebMD and the partial step-up to the fair value to the extent of the approximately 17% of WebMD not owned by HLTH prior to the merger is as follows:

		Fair Value Based	Excess of Fair	Partial Step-Up to
	Book Value as of	on Preliminary	Value Over Book	Fair Value (Equal to
	June 30, 2008	Valuation	Value	17% of Excess)

Net tangible assets	$345,964	$345,964	$—	$—
Amortizable intangible assets	26,627	295,000	268,373	45,623
Non-amortizable intangible assets	4,696	470,000	465,304	79,102
Goodwill	211,414	526,575	315,161	53,578

Total	$588,701	$1,637,539	$1,048,838	$178,303

The allocation of the fair value of WebMD to WebMD’s assets and liabilities, including intangible assets are only preliminary allocations based on estimates of fair values and are subject to material change. A final determination of these fair values, which cannot be made prior to the completion of the merger, will consider the actual tangible and intangible assets and liabilities of WebMD that exist as of the completion date of the

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

merger and could differ materially from the fair values reflected in these unaudited pro forma condensed consolidated financial statements.

Cash portion of merger consideration

In connection with the merger, each share of HLTH Common Stock outstanding as of the closing of the merger will be converted into 0.1979 shares of WebMD Common Stock, and $6.63 in cash (a portion of which may, instead, be paid in 11% pay-in-kind redeemable subordinated notes), with the $6.63 subject to increase to a maximum of $6.89 depending on whether HLTH sells certain auction rate securities (“ARS”) that it owns before completion of the merger and, if so, the amount of the proceeds that it receives. The maximum increase in the aggregate cash consideration payable in the merger would be fixed at $47,575 (which is 25% of the face amount of HLTH’s ARS holdings as of October 8, 2008, excluding WebMD’s ARS holdings), or approximately $0.26 per share (based on the number of shares of HLTH’s Common Stock outstanding as of October 8, 2008), which would be payable if HLTH sells all of its ARS holdings at 100% of the face amount. To the extent that HLTH, instead, sells some or all of its ARS holdings for greater than 75%, but less than 100%, of the face amount, the increase in the aggregate cash portion of the merger consideration with respect to the ARS that are sold would be based on the actual sale price for those holdings. As of June 30, 2008, HLTH had investments in certain ARS with a face value of approximately $194 million and a fair value of approximately $160 million, excluding WebMD’s ARS holdings.

Solely for purposes of presentation within the accompanying pro forma condensed consolidated financial statements the aggregate cash portion of the merger consideration is assumed to be $1,214,046. This pro forma estimate assumes (i) the number of shares of HLTH Common Stock outstanding as of the merger date will be equal to the number of shares of HLTH Common Stock that were outstanding as of June 30, 2008, or 183,114 shares, and (ii) the cash portion of the merger consideration will be $6.63 per share, which reflects the amount for the cash portion of the merger consideration unless HLTH is able to sell some or all of its ARS holdings for more than 75% of their face value. The actual amount of cash consideration will be determined based on the actual number of shares of HLTH Common Stock outstanding as of the completion of the merger and the value of HLTH’s ARS holdings as of that time.

2.	Pro Forma Adjustments

The pro forma adjustments related to the unaudited pro forma condensed consolidated balance sheet as of June 30, 2008 assume the merger took place on June 30, 2008 and are as follows:

(a) The following adjustments relate to the sale of HLTH’s ViPS business which closed on July 22, 2008, reflecting the transaction as if it had occurred on June 30, 2008:

(i) Adjustment to cash of $220,000, representing cash proceeds from the sale of $225,000, net of approximately $5,000 of taxes and transaction costs incurred in connection with the sale.

(ii) Adjustment to remove the assets and liabilities of the discontinued ViPS business of $144,435 and $33,643, respectively.

(iii) Adjustment to prepaid expenses and other current assets of $1,553 and other assets of $13,979 represents the increase to HLTH’s deferred tax valuation allowance as a result of the disposition of ViPS’s net deferred tax liability, and a tax adjustment to goodwill of $3,061 in connection with the sale of ViPS.

(iv) Adjustment to accumulated deficit of $90,615 reflecting the net impact to equity of adjustments i, ii, and iii.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

(b) Represents the payment of the cash portion of the merger consideration (without the issuance of any Merger Notes). Refer to Note 1, Basis of Presentation, for a discussion of the assumptions related to the cash portion of the merger consideration.

(c) Represents the partial step-up to the fair value of WebMD’s assets and liabilities to the extent of the 17% of WebMD not owned by HLTH prior to the merger, in accordance with the application of purchase accounting in a reverse acquisition.

(d) Represents the long-term deferred tax liability related to the step-up of the intangible assets which was not netted with the valuation allowance as it is not expected to reverse prior to the expiration of net operating losses. This long-term deferred tax liability of $30,850, established in purchase accounting, was calculated based on a 39% tax rate. In connection with the creation of this new long-term deferred tax liability, the historical net long-term deferred tax asset of $25,604 was reduced to a net long-term deferred tax liability of $5,246.

(e) Represents the reclassification of the minority interest balance to stockholders’ equity.

(f) Represents the net impact to equity of adjustments b, c and e to stockholders’ equity.

The pro forma adjustments to the unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2008 and for the year ended December 31, 2007 assume the merger took place on January 1, 2007 and are as follows:

(g) Represents the incremental amortization expense related to the partial step-up to the fair value of WebMD’s amortizable intangible assets. The following table represents the estimated increase in the value of WebMD’s amortizable intangible assets, the preliminary estimate of the amortization periods and related incremental amortization expense. These estimates are preliminary and are subject to material adjustment.

			Incremental	Incremental
			Amortization for the	Amortization for the
	Partial Step-Up	Estimated	Six Months Ended	Year Ended
	to Fair Value	Life	June 30,	December 31,
	(See Note 1)	(Years)	2008	2007

Customer Relationships	$28,691	10	$1,435	$2,869
Content	2,143	3	357	714
Technology	6,289	3	1,048	2,096
Beneficial Contracts	8,500	3.5	1,214	2,429

Total	$45,623		$4,054	$8,108

(h) To eliminate minority interest attributable to WebMD.

(i) Stock-based compensation expense will be impacted as described in the bullets and table that follow this discussion. The actual impact of this transaction on stock-based compensation expense cannot be measured until the closing date of the merger, as it will depend on the respective closing prices of WebMD and HLTH Common Stock as of that date, as well as the number of WebMD and HLTH equity awards outstanding as of that date. Accordingly, for purposes of these unaudited pro forma condensed consolidated financial statements, the impact to stock-based compensation expense is based on the respective stock prices of WebMD and HLTH as of a recent date, or June 30, 2008, and based on the number of WebMD and HLTH equity awards outstanding as of June 30, 2008.

•	WebMD equity awards — Because this transaction will be treated as a reverse merger, the unvested portion of WebMD stock options and WebMD restricted stock (deemed to be equity awards of the accounting acquiree) outstanding as of the closing date of the merger will be revalued as of that date and will be amortized to expense over their remaining vesting periods. The fair value of the 2,637

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

unvested or partially unvested WebMD stock options outstanding as of June 30, 2008 was determined using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 43.6%, risk-free interest rate of 2.63%, and a weighted average expected life of 2.0 years.

•	HLTH equity awards — As of the closing date of the merger, all outstanding HLTH stock options and HLTH restricted stock will be converted into WebMD stock options and WebMD restricted stock. This conversion will be accounted for as a modification, and accordingly, the fair value of the awards immediately prior to the modification will be compared to the fair value of the awards immediately after the modification, and any increase in fair value will be reflected as additional stock-based compensation expense over the remaining vesting periods of such awards. The fair value of the 2,975 unvested or partially unvested HLTH stock options outstanding as of June 30, 2008 (excluding options held by employees of HLTH’s discontinued operations) was determined using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 29.4%, risk-free interest rate of 2.63%, and a weighted average expected life of 2.0 years. The fair value of the modified stock options immediately after the modification was determined using the Black-Scholes valuation model with the same assumptions listed above, except that the expected volatility changed to 43.6%.

The following tables summarize the net impact to stock-based compensation expense:

	For the Six Months Ended June 30, 2008
	Reverse Expense			Net Pro Forma
	Previously	Record Expense for	Incremental Expense	Adjustment to
	Recognized for WebMD	Revalued WebMD	for Modified HLTH	Stock-Based
	Equity Awards	Equity Awards	Equity Awards	Compensation Expense

Included in:
Cost of operations	$1,945	$1,064	$—	$(881)
Sales and marketing	2,402	1,406	1	(995)
General and administrative	1,633	1,646	770	783

Total	$5,980	$4,116	$771	$(1,093)

	For the Year Ended December 31, 2007
	Reverse Expense			Net Pro Forma
	Previously	Record Expense for	Incremental Expense	Adjustment to
	Recognized for WebMD	Revalued WebMD	for Modified HLTH	Stock-Based
	Equity Awards	Equity Awards	Equity Awards	Compensation Expense

Included in:
Cost of operations	$4,480	$3,443	$56	$(981)
Sales and marketing	4,239	4,356	74	191
General and administrative	8,054	5,798	2,299	43

Total	$16,773	$13,597	$2,429	$(747)

(j) Represents the interest income that would not have been earned during the year ended December 31, 2007 and the six months ended June 30, 2008 had the merger occurred on January 1, 2007 and the cash portion of the merger consideration was paid on that date. For purposes of determining this adjustment to interest income, the cash portion of the merger consideration excluded or partially excluded the cash received from the sale of ViPS on July 22, 2008 and the cash received from the sale of the 48% investment in EBS on February 8, 2008, in each case net of estimated cash taxes and transaction expenses. The net cash proceeds from the sales of ViPS and EBS were excluded as they were not available, or in the case of EBS were only partially available, for investment during the pro forma periods presented, and accordingly did not contribute, or only partially contributed, to the generation of interest

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

income during the pro forma periods presented. The interest rate used in this calculation represents HLTH’s weighted average rate of return on all cash and investment balances during the periods presented. The following table provides the calculation of the interest income that would not have been earned had the merger occurred on January 1, 2007:

	For the Six Months	For the Year
	Ended	Ended
	June 30, 2008	December 31, 2007

Cash portion of merger consideration	$1,214,046	$1,214,046
Less cash received from the sale of ViPS & EBS:
Sale of ViPS business on July 22, 2008	(220,000)	(220,000)
Sale of 48% investment in EBS on February 8, 2008(1)	(116,786)	(540,000)

Reduction in cash available for investment	877,260	454,046
Weighted average annual interest rate	3.0%	5.5%

Calculated reduction in interest income	26,318	24,973
Factor to consider reporting period	50%	100%

Adjustment to interest income	$13,159	$24,973

(1)	This amount was pro-rated for the six months ended June 30, 2008 to consider the mid-period receipt of this cash.

(k) Represents the elimination of professional fees, primarily consisting of legal, accounting and financial advisory services, related to the merger that would not have been incurred during the year ended December 31, 2007 and the six months ended June 30, 2008 had the merger occurred on January 1, 2007.

(l) Represents the net tax impact on adjustments g, h, i, j and k.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

3.	Pro Forma Income Per Share

The weighted average number of shares used to calculate pro forma basic and diluted income per share is based on the weighted average number of basic and diluted shares of WebMD Common Stock outstanding during the pro forma periods, adjusted for (i) the retirement of the 48,100 shares of WebMD’s Class B Common Stock held by HLTH and (ii) the issuance of new WebMD shares equal to the weighted average number of basic and diluted shares of HLTH Common Stock outstanding during the pro forma periods, multiplied by the exchange ratio of 0.1979. Additionally, the convertible notes were dilutive to the calculation of pro forma earnings per share during the six months ended June 30, 2008, and accordingly, the numerator and denominator were adjusted as if the convertible notes were converted during this period. The following table presents the calculation of pro forma basic and diluted income per common share:

	Six Months
	Ended	Year Ended
	June 30, 2008	December 31, 2007

Numerator:
Pro forma income from continuing operations — Basic	$451,408	$22,937
Interest expense on convertible notes, net of tax	3,169	—

Pro forma income from continuing operations — Diluted	$454,577	$22,937

Denominator:
Pro forma weighted average shares — Basic	45,661	44,573
Employee stock options, restricted stock and warrants	2,190	4,426
Convertible notes	8,315	—

Pro forma weighted average shares — Diluted	56,166	48,999

Pro forma income per share — Basic	$9.89	$0.51

Pro forma income per share — Diluted	$8.09	$0.47

The following table summarizes the components of the weighted average number of shares used to calculate pro forma basic and diluted income per share (all share amounts are reflected in terms of weighted averages during the periods presented):

	Six Months
	Ended	Year Ended
	June 30, 2008	December 31, 2007

WebMD Class A common shares	57,664	57,184
WebMD Class B common shares becoming treasury stock	(48,100)	(48,100)
HLTH common shares (Note m)	36,097	35,489

Pro forma shares outstanding — basic	45,661	44,573

Employee stock options, restricted stock and warrants:
WebMD (Historical)	1,439	2,559
HLTH (Note m)	751	1,867

Total employee stock options, restricted stock and warrants	2,190	4,426

Convertible notes (Note m)	8,315	—

Pro forma shares outstanding — diluted	56,166	48,999

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

(m) The following table summarizes the weighted average shares outstanding of HLTH, multiplied by the exchange ratio:

	Weighted Average Number of			Pro Forma Weighted Average
	HLTH Shares Outstanding			Number of WebMD Shares
	Six Months			to be Issued
	Ended	Year Ended		Six Months Ended	Year Ended
	June 30,	December 31,	Exchange	June 30,	December 31,
	2008	2007	Ratio	2008	2007

Common shares — basic	182,399	179,330	0.1979	36,097	35,489

Diluted shares — employee stock options, restricted stock and warrants	3,794	9,433	0.1979	751	1,867
Diluted shares — convertible notes	42,016	—	0.1979	8,315	—

Total diluted shares	45,810	9,433		9,066	1,867

COMPARATIVE SHARE DATA

The historical per share income (loss) and book value of WebMD and HLTH shown in the table below are derived from their unaudited consolidated financial statements as of and for the six months ended June 30, 2008 and their audited consolidated financial statements for the year ended December 31, 2007. The pro forma comparative per share data for WebMD Common Stock and HLTH Common Stock gives effect to the merger using the purchase method of accounting as if the merger had been completed on January 1, 2007. The pro forma book value per share information was computed as if the merger had been completed on June 30, 2008. You should read this information in conjunction with the historical financial information of WebMD and HLTH included or incorporated elsewhere in this joint proxy statement/prospectus, including WebMD’s and HLTH’s financial statements and related notes. The pro forma shares outstanding as of June 30, 2008 assumes that (x) 183,113,624 shares of HLTH Common Stock are converted into 0.1979 shares of WebMD Common Stock and (y) 57,359,060 shares of WebMD Common Stock are reduced by the 48,100,000 shares currently held by HLTH. The pro forma data is not necessarily indicative of actual results had the merger occurred during the periods indicated. The pro forma data is not necessarily indicative of future operations of the combined entity.

	HLTH	WebMD	Pro Forma

As of and for the Six Months Ended June 30, 2008 (Unaudited)
Income (loss) from continuing operations per common share:
Basic	$2.52	$(0.29)	$9.89
Diluted	$2.04	$(0.29)	$8.09
Net book value per common share	$5.93	$10.44	$6.05
Shares outstanding as of June 30, 2008	183,113,624	57,359,060	45,497,246
For the Year Ended December 31, 2007
Income from continuing operations per common share:
Basic	$0.24	$1.09	$0.51
Diluted	$0.21	$1.05	$0.47

INTERESTS IN NET INCOME AND NET BOOK VALUE OF WEBMD

The table below sets forth the interests in WebMD’s net book value and net loss by HLTH and the holders of WebMD Class A Common Stock immediately before the merger and by HLTH stockholders and the holders of WebMD Class A Common Stock immediately following the merger, in each case based upon the net book value of WebMD as of June 30, 2008 and the net loss of WebMD for the six months ended June 30, 2008. As more fully described above in “Special Factors — Certain Effects of the Merger — Effect on Ownership Structure of WebMD,” shares held by WebMD Class A Common Stockholders will remain outstanding following the merger, though they will no longer be called “Class A” since there will no longer be two classes of WebMD Common Stock. Because WebMD expects to issue fewer shares of WebMD Common Stock to holders of HLTH Common Stock than the 48,100,000 shares of WebMD Class B Common Stock currently held by HLTH (which will no longer be outstanding following the merger), the ownership percentage of the WebMD Class A Common Stockholders in WebMD (and, therefore, their interest in its net loss and net book value) is expected to increase at the effective time of the merger.

			WebMD	WebMD
			Class A	Class A
		HLTH	Common	Common
	HLTH	Stockholders	Stockholders	Stockholders
	Immediately	Immediately	Immediately	Immediately
	Before the	After the	Before the	After the
	Merger(1)	Merger(2)	Merger(1)	Merger(2)

Ownership Percentage	82.7%	78.5%	17.3%	21.5%
Share of WebMD Net Loss for the Six Months Ended June 30, 2008 (in thousands)	$(14,045)	$(13,332)	$(2,938)	$(3,651)
Share of WebMD Net Book Value as of June 30, 2008 (in thousands)	$495,016	$469,876	$103,552	$128,692

(1)	Assumes that, prior to the merger, HLTH owned 48,100,000 shares of WebMD Class B Common Stock and WebMD Class A Common stockholders owned 10,034,411 shares of WebMD Class A Common Stock which includes (i) 9,393,511 shares outstanding as of October 8, 2008 and (ii) 640,930 shares of Class A Common Stock issuable to former equity holders of Subimo as deferred merger consideration for WebMD’s acquisition of Subimo have been issued.

(2)	Assumes that, following the merger, HLTH stockholders will own 36,531,514 shares of the outstanding common stock of the surviving corporation which represents 184,595,825 of HLTH Common Stock outstanding as of October 8, 2008 multiplied by the exchange ratio of 0.1979, and WebMD Class A Common stockholders will own 10,034,411 shares which includes (i) 9,393,511 of WebMD Class A Common Stock shares outstanding as of October 8, 2008 and (ii) 640,930 shares issuable to former equity holders of Subimo as deferred merger consideration for WebMD’s acquisition of Subimo.

DESCRIPTION OF WEBMD CAPITAL STOCK

If the proposal to adopt the merger agreement and approve the merger is approved by stockholders and the merger is effected, the certificate of incorporation of WebMD will be amended and restated in the merger. A copy of the WebMD certificate of incorporation, as so amended (which we refer to as the Amended WebMD Charter) is attached to this joint proxy statement/prospectus as Annex H. As more fully described below, the Amended WebMD Charter would provide for a maximum number of shares of WebMD Common Stock of 650,000,000 (an amount equal to the sum of the maximum number of shares of Class A Common Stock and the maximum number of shares of Class B Common Stock under the existing certificate of incorporation). The Amended WebMD Charter would also make certain other changes required in order to implement the removal of the existing dual-class capitalization structure. The only further changes contemplated by the Amended WebMD Charter merely give effect, at the time of the merger, to provisions of the existing certificate of incorporation that would automatically have become effective whenever HLTH ceased to own a majority of the voting power of WebMD’s outstanding Common Stock.

The WebMD Common Stock to be issued in connection with the merger will be issued under the Amended WebMD Charter. The following summary of the material terms of the WebMD Common Stock to be issued in connection with the merger does not include all of the terms of the WebMD Common Stock to be issued in connection with the merger and should be read together with the Amended WebMD Charter and WebMD’s Amended and Restated By-laws, as well as the laws of Delaware.

Authorized Capital Stock

The Amended WebMD Charter will authorize the issuance by WebMD of a maximum of 700,000,000 shares of stock divided into two classes: 50,000,000 shares of Preferred Stock, par value $.01 per share; and 650,000,000 shares of Common Stock, par value $.01 per share.

The Amended WebMD Charter further provides that each share of WebMD’s Class B Common Stock, par value $.01 per share (the “Old Class B Common Stock”), issued and outstanding immediately prior to the effectiveness of the Amended WebMD Charter will be automatically reclassified as and converted into one (1) share of Common Stock. Pursuant to the merger agreement, those shares will become treasury stock as a result of the merger. The board of directors of WebMD expects to retire those treasury shares after the merger, at which point they would become authorized but unissued shares of WebMD Common Stock, available for issuance by WebMD in the future.

Accordingly, the merger would alter the authorized shares of capital stock of WebMD as summarized below:

Existing Authorized Capital Stock

50,000,000	Preferred Stock
500,000,000	Class A Common Stock
150,000,000	Class B Common Stock
700,000,000	Total

Proposed Authorized Capital Stock

50,000,000	Preferred Stock
650,000,000	Common Stock
700,000,000	Total

Common Stock

Voting rights

Holders of shares of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. Except as otherwise limited by applicable law, the Amended WebMD Charter or WebMD’s Amended and Restated By-laws, all questions presented to stockholders at a meeting at which a quorum is present shall be decided by an affirmative vote of a majority of the voting power of the shares present in person or by proxy and entitled to vote thereon. Subject to the special rights of the holders of any shares of Preferred Stock, if any, to elect directors, the holder of shares of Common Stock shall have the exclusive right to vote for the election of directors and, at all meetings of stockholder for the election of directors at which a quorum is present, a plurality of votes cast shall be sufficient. There is no cumulative voting with respect to the election of directors.

Dividend rights

Holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor on a per share basis in any dividend declared by the board of directors, subject to any preferential rights of any outstanding shares of Preferred Stock. As set forth under “Use of Proceeds” below, WebMD has never declared or paid dividends on its Common Stock and currently anticipates that it will retain all future earnings, if any, to fund the operation and expansion of its business and to use as working capital and for other general corporate purposes.

Liquidation Rights

If the event of liquidation, dissolution or winding up, all holders of Common Stock are entitled to receive all of the remaining assets of WebMD available for distribution to its stockholders, ratably in proportion to the number of shares held by them, after satisfaction of liabilities and subject to any rights, powers and preferences of any outstanding Preferred Stock.

Preemption and Redemption Rights

Holders of the shares of Common Stock have no preemptive or other subscription rights, and there are no redemption provisions applicable to the shares of Common Stock. The outstanding shares of Common Stock, upon payment, will be validly issued, fully paid and nonassessable.

Preferred Stock

WebMD’s board of directors is authorized to issue Preferred Stock in one or more series and, with respect to each series, to determine the number of shares constituting any series, as well as the preferences, conversion and other rights, voting powers, restrictions and limitations as to dividends, qualifications and terms and conditions of redemption.

WebMD’s board of directors is able to, without stockholder approval, and subject to any requirements of any applicable national securities exchange or the Nasdaq Global Select Market, issue Preferred Stock with voting and other rights that could adversely affect all of the rights of the holders of Common Stock, including, but without limitation, their voting power.

WebMD has no present plans to issue any shares of Preferred Stock. The ability of the board of directors to issue Preferred Stock without stockholder approval could have the effect of delaying, deferring or preventing a change in control or the removal of existing management.

The Preferred Stock and the variety of characteristics available for it offers WebMD flexibility in financing and acquisition transactions. An issuance of preferred stock could dilute the book value or adversely affect the relative voting power of WebMD’s shares of Common Stock. For example, the issuance of such Preferred Stock could be used to discourage unsolicited business combinations by providing for a series of Preferred Stock with voting rights that would enable the holder thereof to block such a transaction. Although WebMD’s board of directors is required when issuing such stock to act based on its judgment as to the best interests of the stockholders of WebMD, the board of directors could act in a manner that would discourage or prevent a transaction some stockholders might believe is in WebMD’s best interests or in which stockholders could or would receive a premium for their shares of Common Stock over the market price.

Election of Directors; Classified Board

Directors of WebMD are divided into three classes serving staggered three-year terms. At each annual meeting of stockholders, one class of directors will be elected to succeed the class of directors whose terms have expired. This classification of WebMD’s board of directors may have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Subject to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances, any director may be removed from office only for cause, and only by the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding voting stock, voting together as a single class. With respect to vacancies on the board of directors resulting from the death, resignation, retirement, disqualification, removal or other cause, and newly created directorships resulting from an increase in the authorized number of directors, such vacancies may be filled only by the affirmative vote of a majority of the remaining directors.

Stockholder Proposals and Nominations

Stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of such proposed business in writing. To be timely, a stockholder’s notice generally must be delivered to or mailed and received at WebMD’s principal executive office not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. The Amended and Restated By-laws also specify certain requirements as to the form and content of a stockholder’s notice. Similar requirements apply to nominations that stockholders propose to make a special meeting of stockholders. These provisions may preclude stockholders from bringing matters before or from making nominations for directors at an annual meeting of stockholders or (solely with respect to nominations) a special meeting of stockholders.

Amendments to Amended WebMD Charter and Amended and Restated By-laws

The WebMD Amended and Restated By-laws and the provisions of the Amended WebMD Charter relating to adopting amendments to WebMD’s bylaws; the classification, removal, appointment and election of directors; the prohibition against stockholder action by written consent and against the power of stockholders to call special meetings; and WebMD’s election to be governed by section 203 of the DGCL may only be amended by the vote of holders of at least 80% of the outstanding voting stock, voting as a single class.

Limitation of Liability and Indemnification Matters

The Amended WebMD Charter provides that WebMD’s directors will not be liable to WebMD or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The provision does not apply to claims against directors for any breach of the director’s duty of loyalty to WebMD or its stockholders, for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, including federal securities laws, for unlawful dividends or stock repurchases, or for any transaction from which the director derived an improper personal benefit. The Amended and Restated By-laws of WebMD also contain provisions requiring WebMD to indemnify and advance expenses to its directors and officers to the fullest extent permitted by the DGCL and to pay the attorneys’ fees and expenses of such persons incurred in defending proceedings in advance of their final disposition. These provisions may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors.

Note, however, that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Business Combinations

Subject to certain exceptions, Section 203 of the General Corporation Law of the State of Delaware prohibits a public Delaware corporation from engaging in a business combination (as defined therein) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned (a) by directors who are also officers of such corporation and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or subsequent to such date the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder.

The Amended WebMD Charter provides that WebMD elects to be governed by Section 203 of the DGCL.

COMPARISON OF STOCKHOLDER RIGHTS

If the proposal to adopt the merger agreement and approve the merger is approved by stockholders and the merger becomes effective, the certificate of incorporation of WebMD will be amended and restated in the merger. A copy of the WebMD certificate of incorporation, as so amended (which we refer to as the Amended WebMD Charter) is attached to this joint proxy statement/prospectus as Annex H. The Amended WebMD Charter would provide for a maximum number of shares of WebMD Common Stock of 650,000,000 (an amount equal to the sum of the maximum number of shares of Class A Common Stock and the maximum number of shares of Class B Common Stock under the existing certificate of incorporation). The Amended WebMD Charter would also make certain other changes required in order to implement the removal of the existing dual-class capitalization structure. The only further changes contemplated by the Amended WebMD Charter merely give effect, at the time of the merger, to provisions of the existing certificate of incorporation that would automatically have become effective whenever HLTH ceased to own a majority of the voting power of WebMD’s outstanding common stock.

The WebMD Common Stock to be issued in connection with the merger will be issued under the Amended WebMD Charter. The following is a summary of certain material differences between the rights of holders of the WebMD Common Stock to be issued in connection with the merger and the rights of HLTH stockholders. This summary focuses on those differences that the companies believe are most relevant to existing stockholders. This summary is not intended to be complete and is qualified by reference to the Amended WebMD Charter and WebMD’s Amended and Restated By-laws, HLTH’s Eleventh Amended and Restated Certificate of Incorporation, as amended, and HLTH’s Amended and Restated Bylaws, as well as the laws of Delaware. WebMD’s Amended and Restated By-laws, HLTH’s Eleventh Amended and Restated Certificate of Incorporation, as amended, and HLTH’s Amended and Restated Bylaws have each been previously filed with the SEC. Stockholders of WebMD and HLTH may request copies of these documents as provided in the section entitled “Where You Can Find More Information.”

WebMD	HLTH

Authorized Capital Stock

The Amended WebMD Charter authorizes WebMD to issue 700,000,000 shares of stock divided into two classes: 50,000,000 shares of Preferred Stock, par value $.01 per share; and 650,000,000 shares of Common Stock, par value of $.01 per share.
HLTH has the authority to issue 905,000,000 shares of stock including: 900,000,000 shares of Common Stock, par value $0.0001 per share; 10,000 shares of Preferred Stock, par value $0.0001 per share; and 4,990,000 shares of new Preferred Stock, par value $0.0001 per share.

Special Meetings of Stockholders

Special meetings of stockholders may be called for any purpose or purposes at any time by a majority of the members of the WebMD board of directors, and any power of stockholders to call special meetings is specifically denied.
Special meetings of the stockholders of HLTH may be called for any purpose or purposes at any time by a majority of the members of the HLTH board of directors or by the Chairman of the Board or Chief Executive Officer. Special meetings of the stockholders of HLTH may not be called by any other person or persons. The place of said meetings and the business transacted shall be limited to the purpose or purposes specified in the notice of the meeting.

Stockholder Action Without a Meeting

Any action required or permitted to be taken by the stockholders must be taken only upon the vote of the stockholders at an annual or special meeting duly announced and called and may not be taken by a written consent of the stockholders without a meeting.
Any action required or permitted to be taken at any annual or special meeting of stockholders must be taken only upon the vote of the stockholders at an annual or special meeting duly announced and called, and may not be taken by a written consent of the stockholders without a meeting.

WebMD	HLTH

Stockholder Proposals and Nominations of Candidates for Election

WebMD’s Amended and Restated By-Laws allow stockholders to propose business to be brought before an annual meeting, subject to timely notice of such business in accordance with the requirements set forth in such bylaws. In addition, stockholders who are entitled to vote in the election of directors may nominate candidates for election to the WebMD board of directors at an annual meeting or a special meeting called for the purpose of electing directors, provided such stockholder gives timely notice in writing to the Secretary of WebMD prior to the meeting and such notice complies with all other applicable requirements of such bylaws.
HLTH’s Amended and Restated Bylaws allow stockholders to propose business to be brought before an annual meeting, subject to timely notice of such business in accordance with the requirements set forth in such bylaws. In addition, stockholders who are entitled to vote in the election of directors may nominate candidates for election to the HLTH board of directors, provided such stockholder gives timely notice in writing to the Secretary of HLTH prior to the meeting, and such notice complies with all other applicable requirements of such bylaws.

To be timely, a stockholder’s notice must be delivered to WebMD’s principal executive offices not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding year’s annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice must be delivered no earlier than the close of business on the 120th day prior to such annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day public announcement is first made by WebMD.
To be timely, a stockholder’s notice must be delivered to HLTH’s principal executive offices not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the date of the date of the annual meeting is more than 30 days before or more than 30 days after such anniversary date, notice must be delivered no earlier than the close of business on the 10th day following the earlier of (i) the day on which notice of the annual meeting is mailed to stockholders and (ii) the day on which public announcement of the date of the annual meeting is first made by HLTH.

Size of the Board of Directors; Classification of Board

Subject to the rights of holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors which constitute the board of directors of WebMD shall be fixed from time to time by the board of directors. WebMD’s Amended and Restated By-laws currently provide that the board of directors of WebMD shall consist of 1 or more members.
Under HLTH’s Eleventh Amended and Restated Certificate of Incorporation, as amended, the number of directors which constitute the board of directors of HLTH shall be fixed exclusively from time to time by the board of directors. HLTH’s Amended and Restated Bylaws currently provide that the board of directors of WebMD shall consist of 9 members, unless such number is changed exclusively by a resolution of a majority of the board of directors of HLTH.

WebMD currently has 8 directors.	HLTH currently has 8 directors.

WebMD’s board of directors is divided into three classes, two of which currently have three directors and one of which currently has two directors. At each Annual Meeting, the term of one of the classes of directors expires and WebMD stockholders vote to elect nominees for the directorships in that class for a new three-year term.
HLTH’s board of directors is divided into three classes, two of which currently have three directors and one of which currently has two directors. At each Annual Meeting, the term of one of the classes of directors expires and HLTH stockholders vote to elect nominees for the directorships in that class for a new three-year term.

WebMD	HLTH

Removal of Director

Subject to the rights of any Preferred Stock to elect directors under specified circumstances, any WebMD director may be removed from office at any time only with cause by the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding voting stock, voting together as a single class.
Unless otherwise restricted by statute, any HLTH director may be removed from office at any time only with cause by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors.

Filling Director Vacancies

Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances and unless otherwise restricted by statute, any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other cause, and newly created directorships resulting from any increase in the authorized number of directors, shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires and until such director’s successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the whole board of directors shall shorten the term of any incumbent director.

     During any period when the holders of any series of Preferred Stock have the right to elect additional directors, then upon commencement and for the duration of the period during which such right continues, the then otherwise total authorized number of directors shall automatically be increased by such specified number of directors and the holders of such Preferred Stock shall be entitled to elect these additional directors, to serve until each such director’s successor shall have been duly elected and qualified or until such director’s right to hold such office terminates, whichever occurs earlier, subject to his earlier death, disqualification, resignation or removal.
Unless otherwise restricted by statute, any vacancies on the board of directors resulting from death, resignation, disqualification, removal, or other causes, and newly created directorships resulting from any increase in the authorized number of directors, shall, unless the board of directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires and until such director’s successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the whole board of directors shall shorten the term of any incumbent director.

Limitation on Liability of Directors

Under Article IX of the Amended WebMD Charter, a director of WebMD shall not be liable to WebMD or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.
Under Article V of HLTH’s Eleventh Amended and Restated Certificate of Incorporation, as amended, a director of HLTH shall not be personally liable to HLTH or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL.

WebMD	HLTH

Indemnification

Pursuant to WebMD’s Amended and Restated By-laws, WebMD shall, to the maximum extent and in the manner permitted by the DGCL, indemnify and hold harmless any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of WebMD or, while a director or officer of WebMD, is or was serving at the request of WebMD as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred.

     WebMD shall, to the fullest extent not prohibited by law, pay the expenses (including attorneys’ fees) incurred by any such person in defending any proceeding in advance of its final disposition, provided that, if required by law, such person has provided an undertaking to repay all amounts advanced if it should be ultimately determined that such person is not entitled to be indemnified.

     Pursuant to HLTH’s Amended and Restated Bylaws, HLTH shall, to the maximum extent and in the manner permitted by the DGCL, indemnify each of its directors and officers against expenses (including attorneys’ fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of HLTH, including any person (i) who is or was a director or officer of HLTH or any subsidiary of HLTH, (ii) who is or was serving at the request of HLTH as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was a director or officer of a corporation which was a predecessor corporation of HLTH or any of its subsidiaries or of another enterprise at the request of such predecessor corporation or subsidiary.

     In addition, HLTH shall have the power, to the extent and in the manner permitted by the DGCL, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys’ fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Corporation, including any person (i) who is or was an employee or agent of the Corporation or any subsidiary of the Corporation, (ii) who is or was serving at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was an employee or agent of a corporation which was a predecessor corporation of the Corporation or any of its subsidiaries or of another enterprise at the request of such predecessor corporation or subsidiary.

Dissolution

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of WebMD, all holders of Common Stock are entitled to receive all of the remaining assets of WebMD available for distribution to its stockholders, ratably in proportion to the number of shares held by them, subject to any rights, powers, and preferences of any outstanding Preferred Stock.
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, before any payment or distribution of the Company’s assets (whether capital or surplus) shall be made to or set apart for the holders of Common Stock, holders of Preferred Stock shall be entitled to receive $10,000 per share of preferred stock and shall not be entitled to any further payment. Thereafter, holders of shares of HLTH Common Stock shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed.

WebMD	HLTH

Amendment of Certificate of Incorporation

Any of the provisions of the Amended WebMD Charter may be amended, altered or repealed in accordance with the laws of the State of Delaware at the time in force, and all rights conferred upon WebMD’s stockholders are granted subject to such reservation; provided, however, that the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock, voting together as a single class, shall be required to amend, repeal or adopt certain provisions of the Amended WebMD Charter.
Any of the provisions of the HLTH Eleventh Amended and Restated Certificate of Incorporation, as amended, may be amended, altered or repealed in accordance with the laws of the State of Delaware at the time in force, and all rights conferred upon HLTH’s stockholders are granted subject to such reservation.

Amendment of Bylaws

WebMD’s Amended and Restated By-laws may be amended or repealed at any time by the WebMD board of directors; provided, however, that, notwithstanding any other provision of the Amended WebMD Charter or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the stock required by law or the Amended WebMD Charter, the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding voting stock, voting together as a single class, shall be required in order for the stockholders of WebMD to alter, amend or repeal any provision of the Amended and Restated By-laws or to adopt additional bylaws.
HLTH’s Amended and Restated Bylaws may be altered, amended or repealed, and new bylaws made either (a) by the affirmative vote of the holders of a majority of the total voting power of all classes of outstanding capital stock voting thereon as a single class or (b) by the HLTH board of directors.

DESCRIPTION OF MERGER NOTES

Pursuant to the terms of the merger agreement, if Porex has not been sold as of the closing of the merger, HLTH may elect to cause WebMD to issue, as part of the merger consideration payable in connection with the merger, six-year, 11% pay-in-kind redeemable subordinated notes (the “Merger Notes”) in the aggregate principal amount equal to the amount by which the cash needed to fund the cash portion of the merger consideration exceeds Available Cash; provided that the aggregate principal amount of the Merger Notes will not exceed $250.0 million. (See “The Merger Agreement.”) The Merger Notes will be issued under an indenture, dated as of the Closing Date, between the Company and the Wilmington Trust Company, as trustee. The following statements are subject to the detailed provisions of the indenture and are qualified in their entirety by reference to the indenture. This description does not include all of the provisions of the indenture. The Company urges you to read the indenture because it defines your rights with respect to the Merger Notes. The terms of the Merger Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). A copy of the draft indenture may be obtained from the Company. For purposes of this section, references to “WebMD” include only WebMD Health Corp. and not its subsidiaries.

The registered holder of any Merger Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

General

The Merger Notes will represent WebMD’s general, unsecured obligations, subordinate in right of payment to certain of WebMD’s obligations as described below under “Subordination of Merger Notes,” including, without limitation, the 3 1/8% Notes. The Merger Notes rank equal in right of payment to WebMD’s 1.75% Notes. The Merger Notes will mature on the sixth anniversary of the Closing Date, unless earlier redeemed at WebMD’s option as described under “Redemption by WebMD” or redeemed by WebMD on certain dates as described under “Mandatory Redemption upon the Sale of Porex.”

The Merger Notes will bear interest at the rate of 11% per annum from the Closing Date. WebMD will pay interest on the Merger Notes on each anniversary of the Closing Date, commencing on the first anniversary of the Closing Date. WebMD will pay interest entirely by issuing additional notes (the “PIK Notes”) or increasing the principal amount on the Merger Notes to the person in whose name the Merger Note is registered at the close of business on the date that is 15 days prior to the relevant interest payment date, whether or not a business day, immediately preceding the relevant interest payment date. Interest on the Merger Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. WebMD may issue an unlimited principal amount of PIK Notes to pay interest on the Merger Notes. The PIK Notes will be identical to the originally issued Merger Notes, except that interest will begin to accrue from the date they are issued, rather than the Closing Date.

The indenture does not contain any financial covenants or any restrictions on WebMD’s ability to make any payment of dividends or its ability to incur debt or repurchase or redeem any of WebMD’s securities. The indenture does not require WebMD to maintain any sinking fund or other reserves for repayment of the Merger Notes.

Under the terms of the indenture, if the principal amount of the Merger Notes exceeds their issue price by 1.50% of their stated principal amount or more, WebMD and each holder of the Merger Notes will agree to treat the Merger Notes for U.S. federal income tax purposes as debt subject to the contingent payment debt regulations and to accrue interest on the Merger Notes at WebMD’s “comparable yield.” For a discussion of the tax consequences of an investment in the Merger Notes, see “Material U.S. Federal Income Tax Consequences of the Merger Notes.”

Redemption by WebMD

WebMD may redeem all or any portion (on a pro rata basis) of the Merger Notes at any time upon at least 20 and not more than 60 days’ notice by mail to the holders of the Merger Notes, for cash, at 100% of the principal amount of the Merger Notes to be redeemed (including paid-in-kind interest, if any) plus accrued and unpaid interest, if any, to, but not including, the redemption date.

No sinking fund is provided for the Merger Notes, which means that the indenture does not require WebMD to redeem or retire the Merger Notes periodically.

Repurchases of Merger Notes

WebMD or a third party may, to the extent permitted by applicable law, at any time and from time to time purchase Merger Notes in the open market, by tender at any price or by private agreement. Any Merger Note that WebMD or a third party purchases may, to the extent permitted by applicable law, be re-issued or resold or may, at WebMD’s or such third party’s option, be surrendered to the trustee for cancellation. Any Merger Notes surrendered for cancellation may not be re-issued or resold and will be canceled promptly.

Mandatory Redemption upon the Sale of Porex

Within 30 days after the receipt of any Net Proceeds (as defined below) from the sale of Porex, in either case, in whole or in part, (each such sale, an “Asset Sale”) WebMD will use the Net Proceeds to redeem any outstanding Merger Notes, on a pro rata basis, subject to certain conditions.

For purposes of this section, “Net Proceeds” shall mean the cash proceeds received by WebMD in respect of an Asset Sale, net of legal, accounting and investment banking fees, and brokerage and sales commissions incurred as a result thereof, WebMD’s good faith estimation of taxes payable, but not yet paid, as a result thereof, indebtedness that is secured by the property or assets that are the subject of an Asset Sale and the amount of liability to indemnify for breach of any representations and warranties, or for any guarantee or commitment obligation, in each case, to the extent materially and adversely inconsistent in scope or amount with similar provisions of similar agreements to which WebMD is a party.

WebMD will purchase each outstanding Merger Note at a purchase price equal to 100% of the principal amount of the Merger Notes to be redeemed (including paid-in-kind interest, if any) plus accrued and unpaid interest, if any, to, but not including the redemption date for such amount that, in the aggregate, does not exceed the Net Proceeds from an Asset Sale. To the extent the Net Proceeds from any Asset Sale are less than the aggregate amount of Merger Notes, the Merger Notes will be redeemed on a pro rata basis among the outstanding holders.

WebMD will pay the redemption price in cash. For a discussion of the tax treatment of a holder receiving cash, see “Material U.S. Federal Income Tax Consequences of the Merger Notes.”

On a date not less than 20 business days prior to the redemption date, WebMD will deliver notice to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, and disseminate a press release through Dow Jones & Company, Inc. or Bloomberg Business News or other similarly broad public medium that is customary for such press releases, stating, among other things, the redemption date and the principal amount of Merger Notes to be redeemed.

In connection with any mandatory redemption, WebMD will

•	comply in all material respects with the applicable provisions of Regulation 14E and any other tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that may then apply; and

•	otherwise comply with the federal and state securities laws.

WebMD’s obligation to redeem a Merger Note is conditioned upon (in addition to the notice required in the immediately preceding paragraph) the holder delivering the Merger Note, together with the necessary endorsements, to the paying agent at any time after delivery of the redemption notice. WebMD will redeem the Merger Note on or after the applicable redemption date at the time of delivery of the Merger Note.

If the paying agent holds money sufficient to redeem the Merger Note on any applicable redemption date in accordance with the terms of the indenture, then, immediately after the redemption date, all (or the applicable portion) of the Merger Note will cease to be outstanding and interest on such Merger Note will cease to accrue, whether or not the Merger Note is delivered to the paying agent. After the Merger Note ceases to be outstanding, all other rights of the holder shall terminate, other than the right to have the Merger Note redeemed by WebMD upon delivery of the Merger Note.

Subordination of Merger Notes

Upon any distribution to WebMD’s creditors in its liquidation or winding up or dissolution or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to WebMD or the property of WebMD, the payment of all amounts due on the Merger Notes will be subordinated, to the extent provided in the indenture, in right of payment to the prior payment in full of all senior indebtedness (as defined below).

WebMD will not pay, directly or indirectly, any amount due on the Merger Notes (including in connection with a mandatory redemption), or acquire any of the Merger Notes, in the following circumstances:

•	if any default in payment of principal, premium, if any, or interest on senior indebtedness exists beyond any applicable grace period, unless and until the default has been cured or waived or has ceased to exist;

•	if any default, other than a default in payment of principal, premium, if any, or interest, has occurred with respect to senior indebtedness, and that default permits the holders of the senior indebtedness to accelerate its maturity, until the expiration of the “payment blockage period” described below; or

•	if the maturity of senior indebtedness has been accelerated, until the senior indebtedness has been paid or the acceleration has been cured or waived.

A “payment blockage period” is a period that begins on the date that WebMD receives a written notice from any holder of senior indebtedness or a holder’s representative, or from a trustee under an indenture under which senior indebtedness has been issued, that an event of default with respect to and as defined under any senior indebtedness (other than default in payment of the principal of, or premium, if any, or interest on any senior indebtedness), which event of default permits the holders of senior indebtedness to accelerate its maturity, has occurred and is continuing and ends on the earlier of (l) the date on which such event of default has been cured or waived, (2) 180 days from the date notice is received, (3) the date on which such senior indebtedness is discharged or paid in full or (4) the date of which such payment blockage period shall have been terminated by written notice to the trustee or WebMD from the trustee or other representative initiating such payment blockage period. Notwithstanding the foregoing, no new payment blockage notice shall be given until a period of at least 365 consecutive days shall have elapsed since the beginning of the prior payment blockage period. No default (other than a default in payment) that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for any subsequent payment blockage notice, unless such event of default has been cured or waived for a period of not less than 90 consecutive days. However, if the maturity of such senior indebtedness is accelerated, no payment may be made on the Merger Notes until such senior indebtedness that has matured has been paid or such acceleration has been cured or waived.

Senior indebtedness is defined in the indenture as all indebtedness (as defined below) of WebMD outstanding at any time, including without limitation the 3 1/8% Notes, other than the Merger Notes, indebtedness that by its terms provides that it shall not be “senior” in right of payment to the Merger Notes or indebtedness that by its terms provides that it shall be “pari passu” or “junior” in right of payment to the Merger Notes. Senior indebtedness does not include WebMD’s indebtedness to any of its subsidiaries or the 1.75% Notes issued by HLTH that will be assumed by WebMD in the merger.

Indebtedness is defined with respect to any person as the principal of, and premium, if any, and interest on (a) all indebtedness of such person for borrowed money (including all indebtedness evidenced by Merger Notes, bonds, debentures or other securities sold by such person for money), (b) all obligations incurred by such person in the acquisition (whether by way of purchase, merger, consolidation or otherwise and whether by such person or another person) of any business, real property or other assets (except trade payables), (c) guarantees by such person of indebtedness described in clause (a) or (b) of another person, (d) all renewals, extensions, refundings, deferrals, restructurings, amendments and modifications of any indebtedness, obligation or guarantee, (e) all reimbursement obligations of such person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such person, (f) all capital lease obligations of such person and (g) all net obligations of such person under interest rate swap, currency exchange or similar agreements of such person.

By reason of the subordination provisions described above, in the event of WebMD’s insolvency, funds which would otherwise be payable to noteholders will be paid to the holders of senior indebtedness to the extent necessary to pay senior indebtedness in full. As a result of these payments, holders of the Merger Notes may recover less, ratably, than holders of senior indebtedness.

A portion of WebMD’s operations are currently and are expected in the future to be conducted through subsidiaries, which are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the Merger Notes or to make any funds available therefor, whether by dividends, loans or other payments. The payment of dividends and loans and advances to WebMD by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of WebMD’s subsidiaries and are subject to various business considerations.

The Merger Notes will rank equal in right of payment to the 1.75% Notes to be assumed by WebMD in the merger and will effectively be subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease commitments) of WebMD’s subsidiaries. Any right that WebMD has to receive assets of any of its subsidiaries upon liquidation or reorganization (and the consequent right of the holders of the Merger Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that WebMD is recognized as a creditor of that subsidiary, in which case WebMD’s claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by WebMD.

There are no restrictions in the indenture upon the creation of additional indebtedness by WebMD or any of its subsidiaries. As of June 30, 2008, WebMD had approximately $617 million, on a pro forma basis giving effect to the merger, of consolidated obligations effectively ranking senior to the Merger Notes.

Merger or Consolidation, or Conveyance, Transfer or Lease of Properties and Assets

The indenture provides that WebMD may not consolidate with or merge with or into any other person or convey, transfer or lease WebMD’s properties and assets substantially as an entirety to another person, unless, among other things:

•	the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia or a corporation or comparable legal entity organized under the laws of a foreign jurisdiction (provided, however, that in the case of a transaction where the surviving entity is organized under the laws of a foreign jurisdiction, WebMD may not consummate the transaction without first amending the terms of the indenture for the Merger Notes to provide that, in the event WebMD is required under the laws of such foreign jurisdiction (or any political subdivision thereof) to withhold or deduct amounts in respect of taxes from payments made to holders on the Merger Notes, WebMD will pay, subject to certain standard exceptions, such additional amounts to the holders as may be necessary so that each holder will receive the same amounts it would have received had no such withholding or deduction been required;

•	such person assumes all of WebMD’s obligations under the Merger Notes and the indenture; and

•	WebMD or such successor person shall not immediately thereafter be in default under the indenture.

Upon the assumption of WebMD’s obligations by such a person in such circumstances, subject to certain exceptions, WebMD shall be discharged from all obligations under the Merger Notes and the indenture.

Events of Default and Remedies

The following will be events of default for the Merger Notes:

•	default in the payment of the principal amount or redemption price with respect to any Merger Note for 30 days after the date on which such amount becomes due and payable (except to the extent prohibited by the subordinated provisions of the indenture);

•	default in the payment of accrued and unpaid interest, if any, on the Merger Notes for 30 days after the date on which such amount becomes due and payable (except to the extent prohibited by the subordinated provisions of the indenture);

•	failure by WebMD to comply with any of its other covenants in the Merger Notes or the indenture upon receipt by WebMD of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount of the Merger Notes then outstanding to WebMD and the trustee and WebMD’s failure to cure (or obtain a waiver of) such default within 60 days after receipt of such notice;

•	certain events of bankruptcy, insolvency or reorganization affecting WebMD.

If an event of default shall have occurred and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of Merger Notes then outstanding may declare the principal amount of the Merger Notes (including paid-in-kind interest) plus accrued and unpaid interest, if any, on the Merger Notes accrued to but not including the date of payment or provision therefor to be immediately due and payable. In the case of certain events of bankruptcy, insolvency or reorganization involving WebMD, the principal amount of the Merger Notes (including paid-in-kind interest) plus accrued and unpaid interest, if any, accrued thereon, through the occurrence of such event shall automatically become and be immediately due and payable.

Modifications of the Indenture

WebMD and the trustee may enter into supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the Merger Notes with the consent of the holders of at least a majority in principal amount of the Merger Notes then outstanding. However, without the consent of each holder, no supplemental indenture may:

•	reduce the rate or change the time of payment of interest (including the accrual of pay-in-kind interest) on any Merger Note;

•	make any Merger Note payable in money or securities other than that stated in the Merger Note;

•	change the stated maturity of any Merger Note;

•	reduce the principal amount or redemption price with respect to any Merger Note;

•	adversely affect the right to receive payment with respect to a Merger Note, or the right to institute suit for the enforcement of any payment with respect to the Merger Notes;

•	modify the subordination provisions of the indenture in a manner adverse to the holders of the Merger Notes; or

•	reduce the amount of Merger Notes whose holders must consent to an amendment, supplement or waiver of the indenture.

In addition, WebMD may be limited in its ability to make the foregoing changes to the extent that such changes would adversely affect holders of WebMD’s senior indebtedness.

Without the consent of any holder of Merger Notes, WebMD and the trustee may enter into supplemental indentures for any of the following purposes:

•	to evidence a successor to WebMD and the assumption by that successor of WebMD’s obligations under the indenture and the Merger Notes;

•	to evidence and provide for the acceptance of the appointment under the indenture of a successor trustee;

•	to add to WebMD’s covenants for the benefit of the holders of the Merger Notes or to surrender any right or power conferred upon WebMD;

•	to secure WebMD’s obligations in respect of the Merger Notes;

•	to make any changes or modifications to the indenture necessary in connection with the registration of the Merger Notes under the Securities Act and the qualification of the indenture under the TIA;

•	to add guarantors or co-obligors; or

•	to cure any ambiguity, inconsistency or other defect in the indenture.

No supplemental indenture entered into pursuant to the third, fourth, fifth or seventh bullets of the preceding paragraph may be entered into without the consent of the holders of a majority in principal amount of the Merger Notes, however, if such supplemental indenture may materially and adversely affect the interests of the holders of the Merger Notes.

The holders of a majority in principal amount of the outstanding Merger Notes may, on behalf of the holders of all Merger Notes:

•	waive compliance by WebMD with restrictive provisions of the indenture, as detailed in the indenture; and

•	waive any past default under the indenture and its consequences, except a default in the payment of the principal amount, accrued and unpaid interest, if any, or redemption price with respect to any Merger Note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding Merger Note affected.

Form, Denomination, Transfer, Exchange and Book-Entry Procedures

The Merger Notes will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations of $100 and greater multiples.

The Merger Notes will be evidenced by one or more global notes, which have been deposited with the trustee, as custodian for The Depository Trust Company, or DTC, and registered in the name of Cede & Co., or Cede, as nominee of DTC. Except as set forth below, record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

The global note will not be registered in the name of any person, or exchanged for Merger Notes that are registered in the name of any person, other than DTC or its nominee unless one of the following occurs:

•	DTC notifies WebMD that it is unwilling, unable or no longer qualified to continue acting as the depositary for the global note or DTC ceases to be a registered clearing agency or ceases doing business or announces an intention to cease doing business;

•	an event of default with respect to the Merger Notes represented by the global note has occurred and is continuing; or

•	written notice is delivered to WebMD and the trustee that the person cannot hold the Merger Notes through DTC.

In those circumstances, DTC will determine in whose names any securities issued in exchange for the global note will be registered.

So long as the Merger Notes are in global form, DTC or its nominee will be considered the sole owner and holder of the global note for all purposes, and as a result:

•	you cannot receive Merger Notes registered in your name if they are represented by the global note;

•	you cannot receive physical certificated Merger Notes in exchange for your beneficial interest in the global notes;

•	you will not be considered to be the owner or holder of the global note or any Merger Note it represents for any purpose; and

•	all payments on the global note will be made to DTC or its nominee.

The laws of some jurisdictions require that certain kinds of purchasers, such as insurance companies, can only own securities in definitive certificated form. These laws may limit your ability to transfer your beneficial interests in the global note to these types of purchasers.

Only institutions, such as a securities broker or dealer, that have accounts with DTC or its nominee (called participants) and persons that may hold beneficial interests through participants can own a beneficial interest in the global note. The only place where the ownership of beneficial interests in the global note will appear and the only way the transfer of those interests can be made will be on the records kept by DTC (for their participants’ interests) and the records kept by those participants (for interests of persons held by participants on their behalf).

Secondary trading in bonds of corporate issuers is generally settled in clearinghouse (that is, next-day) funds. In contrast, beneficial interests in a global note usually trade in DTC’s same-day funds settlement system, and settle in immediately available funds. WebMD makes no representations as to the effect that settlement in immediately available funds will have on trading activity in those beneficial interests.

WebMD will make payments of interest, if any, on and principal of and the redemption price of the global note to Cede, the nominee for DTC, as the registered owner of the global note. WebMD will make these payments by wire transfer of immediately available funds on each payment date.

WebMD has been informed that DTC’s practice is to credit participants’ accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the Merger Notes represented by the global note as shown on DTC’s records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in Merger Notes represented by the global note held through participants will be the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in street name.

WebMD will send any redemption notices to Cede. WebMD understands that if less than all the Merger Notes are being redeemed, DTC’s practice is to determine by lot the amount of the holdings of each participant to be redeemed.

WebMD also understands that neither DTC nor Cede will consent or vote with respect to the Merger Notes. WebMD has been advised that under its usual procedures, DTC will mail an omnibus proxy to WebMD as soon as possible, after the record date. The omnibus proxy assigns Cede’s consenting or voting rights to those participants to whose account the Merger Notes are credited on the record date identified in a listing attached to the omnibus proxy.

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge the interest to persons or entities that do not participate in the DTC book-entry system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing its interest.

DTC has advised WebMD that it will take any action permitted to be taken by a holder of Merger Notes (including the presentation of Merger Notes for exchange) only at the direction of one or more participants to whose account with DTC interests in the global note are credited and only in respect of such portion of the principal amount of the Merger Notes represented by the global note as to which such participant or participants has or have given such direction.

DTC has also advised WebMD as follows:

•	DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the Uniform Commercial Code, as amended, and a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act;

•	DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants;

•	participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations;

•	certain participants, or their representatives, together with other entities, own DTC; and

•	indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

The policies and procedures of DTC, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global note. WebMD and the trustee have no responsibility or liability for any aspect of DTC’s or any participant’s records relating to beneficial interests in the global note, including for payments made on the global note. Further, WebMD and the trustee are not responsible for maintaining, supervising or reviewing any of those records.

Payment

As noted above, WebMD will pay interest on the Merger Notes entirely by issuing PIK Notes or increasing the principal amount on the Merger Notes. WebMD will make all payments of principal on the Merger Notes by dollar check drawn on an account maintained at a bank in The City of New York. If you hold registered Merger Notes with a face value greater than $2,000,000, WebMD will make payments of principal to you by wire transfer to an account maintained by you at a bank in The City of New York.

Paid-in-kind interest on the Merger Notes will be added to the principal of the Merger Notes of such person in whose name the Merger Note, or any predecessor note, is registered at the close of business on the date that is 15 days prior to the relevant interest payment date, whether or not a business day, immediately preceding the interest payment date (each a “regular record date”).

Payments on any global note registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee in its capacity as the registered holder under the indenture. Under the terms of the indenture, WebMD and the trustee will treat the persons in whose names the Merger Notes, including any global note, are registered as the owners for the purpose of receiving payments and for all other purposes. Consequently, neither WebMD, the trustee nor any of its agents or the trustee’s agents has or will have any responsibility or liability for:

•	any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global note, or for maintaining, supervising or reviewing any of DTC’s records or any participants or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

WebMD will not be required to make any payment on the Merger Notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

WebMD has initially appointed the trustee as paying agent. WebMD may terminate the appointment of any paying agent and appoint additional or other paying agents. Notice of any termination or appointment and of any change in the office through which any paying agent will act will be given in accordance with “Description of Merger Notes — Notices” below.

All monies deposited with the trustee or any paying agent, or then held by WebMD, in trust for the payment of principal of, premium or interest, if any, or redemption price on any Merger Notes which remain unclaimed at the end of two years after the payment has become due and payable will be repaid to WebMD, and you will then look only to WebMD for payment.

No Personal Liability of Directors, Officers, Employees, Incorporators and Stockholders

No director, officer, employee, incorporator or stockholder of WebMD, as such, shall have any liability for any of WebMD’s obligations under the Merger Notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Merger Notes by accepting a Merger Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Merger Notes. The waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that a waiver of such liabilities is against public policy.

WebMD will regularly furnish to the trustee copies of its annual report to stockholders, containing audited financial statements, and any other financial reports which WebMD furnishes to its stockholders.

WebMD will also furnish the trustee with a certificate following the end of each fiscal year as to whether any default or event of default exists under the indenture.

Notices

Notice to holders of the Merger Notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

Notice of a redemption of Merger Notes will be given not less than 30 nor more than 60 days prior to the redemption date and will specify the redemption date. A notice of redemption of the Merger Notes will be irrevocable.

Replacement of Notes

WebMD will replace any Merger Note that becomes mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated Merger Notes or evidence of the loss, theft or destruction satisfactory to WebMD and the trustee. In the case of a lost, stolen or destroyed Merger Note, indemnity satisfactory to the trustee and WebMD may be required at the expense of the holder of the Merger Note before a replacement Merger Note will be issued.

Governing Law

The indenture and the Merger Notes provide that they are governed by and construed in accordance with the laws of the State of New York, United States of America.

The Trustee

The Wilmington Trust Company will be the trustee, registrar, paying agent and the conversion agent.

If an event of default occurs and is continuing, the trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of Merger Notes, unless they shall have furnished to the trustee reasonable security or indemnity.

LEGAL MATTERS

The validity of the WebMD Common Stock and any Merger Notes issued in connection with the merger will be passed upon by O’Melveny & Myers LLP.

EXPERTS

The consolidated financial statements and schedule at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007 of WebMD included in Annex C-1 of this joint proxy statement/prospectus, and the effectiveness of WebMD’s internal control over financial reporting as of December 31, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports included therein. Such consolidated financial statements are included therein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and schedule at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007 of HLTH and its subsidiaries included in Annex B-1 of this joint proxy statement/prospectus and the effectiveness of HLTH’s internal control over financial reporting as of December 31, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports included therein. Such consolidated financial statements are included therein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

THE HLTH ANNUAL MEETING

HLTH is furnishing this joint proxy statement/prospectus and the accompanying Notice of Annual Meeting and proxy card to HLTH stockholders as part of the solicitation of proxies by the HLTH board of directors for use at the HLTH Annual Meeting.

Date, Time and Place of the HLTH Annual Meeting

The HLTH Annual Meeting will be held on December 5, 2008, at [     :     ] [     ].m., Eastern time, at          .

Purpose of the HLTH Annual Meeting

The following proposals will be considered and voted on at the Annual Meeting:

•	Proposal 1: A proposal to consider and vote on the adoption of the merger agreement and approval of the transactions contemplated by that agreement, including the merger of HLTH into WebMD, with WebMD continuing as the surviving company.

•	Proposal 2: Election of two Class I directors of HLTH, each to serve a three-year term expiring at the Annual Meeting of Stockholders in 2011 or until his successor is elected and has qualified or his earlier resignation or removal. The two nominees are:

Neil F. Dimick
Joseph E. Smith

•	Proposal 3: A proposal to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as HLTH’s independent auditor for the fiscal year ending December 31, 2008, in the event that the merger is not completed.

The board of directors of HLTH has determined that Proposal 1 is advisable and in the best interest of the holders of HLTH Common Stock. The board of directors of HLTH recommends that you vote “FOR” the approval and adoption of Proposal 1. The board of directors also recommends a vote “FOR” the election of each of the nominees for director listed in Proposal 2 and “FOR” Proposal 3.

Record Date

Only holders of record of HLTH Common Stock at the close of business on October 24, 2008, the HLTH record date, are entitled to notice of and to vote at the HLTH Annual Meeting. On the HLTH record date, approximately [185,559,391] shares of HLTH Common Stock were issued and outstanding and held by approximately [3,200] holders of record, although HLTH believes that there are approximately 50,000 beneficial owners of HLTH Common Stock. Unvested shares of restricted HLTH Common Stock granted under HLTH’s equity compensation plans (which we refer to as HLTH restricted stock) are entitled to vote at the Annual Meeting and are included in the above number of outstanding shares of HLTH Common Stock. No other voting securities of HLTH are outstanding.

Vote and Quorum Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of HLTH Common Stock entitled to vote at the Annual Meeting is necessary to constitute a quorum at the meeting. Abstentions will be counted as shares that are present and entitled to vote for purposes of determining whether a quorum is present. Shares held by nominees for beneficial owners will also be counted for purposes of determining whether a quorum is present if the nominee has the discretion to vote on at least one of the matters presented and even though the nominee may not exercise discretionary voting power with respect to other matters and voting instructions have not been received from the beneficial owner (sometimes referred to as a “broker non-vote”). If a quorum is not present, the Annual Meeting may be adjourned from time to time until a quorum is obtained.

On all matters to be considered at the Annual Meeting, each share of HLTH Common Stock is entitled to one vote per share.

Proposal 1 (Adoption of Merger Agreement).  The affirmative vote of the holders of a majority of HLTH Common Stock outstanding and entitled to vote at the HLTH Annual Meeting is required by the stockholders of HLTH in order to adopt the merger agreement and approve the transactions contemplated by that agreement, including the merger.

Because the required vote on the merger is based on the number of shares of HLTH Common Stock outstanding rather than on the number of votes cast, failure to vote your shares of HLTH Common Stock (including as a result of broker non-votes) and abstentions will have the same effect as voting “AGAINST” approval of the merger.

Proposal 2 (Election of Directors).  Election of directors is by a plurality of the votes cast at the Annual Meeting with respect to such election. Accordingly, the two nominees receiving the greatest number of votes for their election will be elected. Abstentions and instructions on the accompanying proxy card to withhold authority to vote with respect to a nominee will result in that nominee receiving fewer votes for the election.

Proposal 3 (Ratification of Appointment of Independent Registered Public Accounting Firm).  The affirmative vote of the holders of a majority of the shares present or represented at the meeting and entitled to vote on the matter is required to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as HLTH’s independent auditor described in Proposal 3. Abstentions with respect to Proposal 3 will be treated as shares that are present or represented at the meeting, but will not be counted in favor of that proposal. Accordingly, an abstention from voting on Proposal 3 will have the same effect as a vote “AGAINST” that proposal.

As of October 24, 2008, which is the record date for the HLTH Annual Meeting, the directors and executive officers of HLTH held and are entitled to vote, in the aggregate, shares of HLTH Common Stock representing approximately [5.3]% of the outstanding shares. HLTH believes that its directors and executive officers intend to vote all of their shares of HLTH Common Stock “FOR” the proposal to adopt the merger agreement and approve the merger at the HLTH Annual Meeting. For a description of the reasons for the merger, see “Special Factors — HLTH’s Purposes and Reasons for the Merger.”

Voting of Proxies

If you hold shares of HLTH Common Stock in your name, please sign, date and return your proxy card with voting instruction. All shares represented by properly executed proxies received in time for the HLTH Annual Meeting will be voted at the HLTH Annual Meeting in the manner specified by the stockholders giving those proxies. Unless your shares of HLTH Common Stock are held in a brokerage account, if you sign, date and send your proxy and do not indicate how you want to vote, your proxy will be voted “FOR” Proposal 1 (Adoption of Merger Agreement) and all other proposals to be voted on at the HLTH Annual Meeting.

If your stock is held in “street name” through a bank or a broker, please direct your bank or broker to vote your stock in the manner described in the instructions you have received from your bank or broker. If you do not provide your bank or broker with instructions on how to vote your street name shares, your bank or broker will not be permitted to vote them on any proposal with respect to which the broker does not have discretionary authority. This situation results in a “broker non-vote.” Brokers do not have discretionary authority to vote on the proposal to adopt the merger agreement. A broker non-vote with respect to the proposal to adopt the merger agreement will have the effect of a vote “AGAINST” the merger.

All stockholders should, therefore, provide their broker with instructions on how to vote their shares or arrange to attend the HLTH Annual Meeting and vote their shares in person to avoid a broker non-vote. Stockholders are urged to utilize telephone or Internet voting if their bank or broker has provided them with the opportunity to do so. See the relevant voting instruction form for instructions. If a stockholder’s bank or broker holds its shares and such stockholder attends the HLTH Annual Meeting in person, such stockholder should please bring a letter from its bank or broker identifying it as the beneficial owner of the shares and authorizing it to vote such shares at the meeting.

HLTH does not expect that any matters other than those discussed above will be brought before the HLTH Annual Meeting. If, however, other matters are properly presented at the HLTH Annual Meeting, the individuals named as proxies will vote on such matters in their discretion.

Revocability of Proxies

Submitting a proxy on the enclosed form does not preclude an HLTH stockholder of record from voting in person at the HLTH Annual Meeting. A HLTH stockholder of record may revoke a proxy at any time before it is voted by taking any of the following actions:

•	delivering to the Secretary of HLTH, at the address set forth above, prior to the vote at the HLTH Annual Meeting, a written notice, bearing a date later than the date of the proxy, stating that the proxy is revoked;

•	signing and so delivering a proxy relating to the same shares and bearing a later date prior to the vote at the HLTH Annual Meeting; or

•	attending the HLTH Annual Meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy.

HLTH stockholders whose shares are held in street name should contact their broker, bank or nominee for instructions regarding voting at the HLTH Annual Meeting or revoking previously submitted instructions regarding how their shares are to be voted.

Solicitation of Proxies

HLTH will pay the expenses of soliciting proxies from its stockholders to be voted at the HLTH Annual Meeting and the cost of preparing and mailing this joint proxy statement/prospectus to its stockholders. Following the original mailing of this joint proxy statement/prospectus and other soliciting materials, HLTH and its agents also may solicit proxies by mail, telephone, facsimile or in person. In addition, proxies may be solicited from HLTH stockholders by HLTH’s directors, officers and employees in person or by telephone, facsimile or other means of communication. These officers, directors and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with the solicitation. Following the original mailing of this joint proxy statement/prospectus and other soliciting materials, HLTH will request brokers, custodians, nominees and other record holders of HLTH Common Stock to forward copies of this joint proxy statement/prospectus and other soliciting materials to persons for whom they hold shares of HLTH Common Stock and to request authority for the exercise of proxies. In these cases, HLTH will, upon the request of the record holders, reimburse these holders for their reasonable expenses. HLTH has retained Innisfree M&A Incorporated, a proxy solicitation firm, for assistance in connection with the solicitation of proxies for the Annual Meeting and will pay customary fees plus reimbursement of out-of-pocket expenses.

Dissenters’ Rights

The stockholders of HLTH will be entitled to dissent from the merger and seek an appraisal of the fair value of their shares, but only if they comply with all requirements of Delaware law summarized beginning on page 69 and set forth in Annex D of this joint proxy statement/prospectus. Based on the determination of the Delaware Court of Chancery, the appraised fair value of the HLTH shares may be more than, less than or equal to the value of the merger consideration. The appraised fair value of HLTH shares would be paid to the dissenting stockholders only if the merger is completed and an appraisal proceeding is completed.

The stockholders of HLTH will not be entitled to exercise dissenters’ rights with respect to any matter other than the merger to be voted upon at the HLTH Annual Meeting.

HLTH PROPOSAL 1: ADOPTION OF THE MERGER AGREEMENT

Adoption of the agreement and plan of merger, dated February 20, 2008, as amended by those certain amendments to the agreement and plan of merger, dated May 6, 2008 and September 12, 2008, between HLTH and WebMD, and approval of the transactions contemplated by that agreement, including the merger.

As described in further detail in “Questions and Answers,” “Summary,” “Special Factors,” and “The Merger Agreement,” the Board of Directors of HLTH has approved the merger of HLTH with and into WebMD, subject to receipt of the approval of the stockholders of HLTH at the HLTH Annual Meeting. The merger cannot be completed unless HLTH receives the affirmative vote of the holders of a majority of all Common Stock outstanding and entitled to vote on the proposal to adopt the merger agreement and approve the merger.

THE HLTH BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

HLTH DIRECTORS AND EXECUTIVE OFFICERS

The charts below list HLTH’s directors and executive officers and are followed by biographical information about them and a description of certain corporate governance matters. The address of each of HLTH’s directors and executive officers is c/o HLTH Corporation, 669 River Drive, Center 2, Elmwood Park, New Jersey 07407-1361.

Directors

Name	Age	Positions

Mark J. Adler, M.D.(3)(4)	52	Director; Chairman of the Compensation Committee
Paul A. Brooke(1)(2)(5)(6)	62	Director
Kevin M. Cameron	42	Director
Neil F. Dimick(4)(5)	59	Director; Chairman of the Nominating Committee; Chairman of the Governance & Compliance Committee
James V. Manning(1)(2)(4)	61	Director; Chairman of the Audit Committee
Herman Sarkowsky(3)(5)(6)	82	Director
Joseph E. Smith(1)(2)(3)(6)	69	Director
Martin J. Wygod(1)	68	Chairman of the Board; Acting Chief Executive Officer

(1)	Member of the Executive Committee

(2)	Member of the Audit Committee

(3)	Member of the Compensation Committee

(4)	Member of the Governance & Compliance Committee

(5)	Member of the Nominating Committee

(6)	Member of the Related Parties Committee

For a description of each of the standing committees of the board of directors and other corporate governance matters, see “HLTH Corporate Governance” below. Dr. Adler and Messrs. Dimick, Manning and Wygod are also members of the board of directors of WebMD. HLTH, through its ownership of WebMD Class B Common Stock, owns approximately 84% of the total outstanding Common Stock of WebMD and approximately 96% of the combined voting power of WebMD’s outstanding Common Stock as of October 8, 2008.

Executive Officers

Name	Age	Positions

Martin J. Wygod	68	Chairman of the Board and Acting Chief Executive Officer
Mark D. Funston	49	Executive Vice President and Chief Financial Officer
Wayne T. Gattinella	56	CEO and President of the WebMD segment
Charles A. Mele	52	Executive Vice President, General Counsel and Secretary
William G. Midgette	52	CEO of the Porex segment

Mark J. Adler, M.D., has been a director of HLTH since September 2000. Since September 2005, he has also served as a member of the board of directors of WebMD. Dr. Adler is an oncologist and has, for more than five years, been CEO and Medical Director of the San Diego Cancer Center and a director of the San Diego Cancer Research Institute. Until April 2006, he had also been, for more than five years, the Chief Executive Officer of the internal medicine and oncology group of Medical Group of North County, which is based in San Diego, California, and he continues to be a member of that Medical Group.

Paul A. Brooke has been a director of HLTH since November 2000. Mr. Brooke has been Chairman of the Board of Alsius Corporation, a medical device company, since June 2007 and was Chairman and Chief

Executive Officer of a predecessor company from 2005 to June 2007. Mr. Brooke has been the Managing Member of PMSV Holdings LLC, a private investment firm, since 1993. Mr. Brooke has also been a Senior Advisor to Morgan Stanley since April 2000. From 1997 through 2006, Mr. Brooke was a Venture Partner of MPM Capital, a venture capital firm specializing in the healthcare industry. From 1983 until April 1999, Mr. Brooke was a Managing Director and the Global Head of Healthcare Research and Strategy at Morgan Stanley. From April 1999 until May 2000, he was a Managing Director at Tiger Management LLC. He serves as a member of the boards of directors of the following other public companies: Incyte Corporation, a drug discovery company; and Viropharma Incorporated, a pharmaceutical company.

Kevin M. Cameron has served as a director of HLTH since October 2004. He also served as Chief Executive Officer of HLTH from October 2004 until February 2008, when he went on medical leave. From November 2005 until November 2006, Mr. Cameron also served as Acting CEO of Emdeon Business Services, which was then one of HLTH’s segments. From January 2002 until October 2004, Mr. Cameron was Special Advisor to the Chairman. From September 2000 to January 2002, he served as Executive Vice President, Business Development of HLTH and, in addition, from September 2001 through January 2002, was a member of the Office of the President. From April 2000 until its merger with HLTH in September 2000, Mr. Cameron served as Executive Vice President, Business Development of a predecessor to HLTH. Prior to April 2000, Mr. Cameron was a Managing Director of the Health Care Investment Banking Group of UBS and held various positions at Salomon Smith Barney, which is now part of Citigroup.

Neil F. Dimick has been a director of HLTH since December 2002. Since September 2005, he has also served as a member of the board of directors of WebMD. Mr. Dimick served as Executive Vice President and Chief Financial Officer of AmerisourceBergen Corporation, a wholesale distributor of pharmaceuticals, from 2001 to 2002 and as Senior Executive Vice President and Chief Financial Officer and as a director of Bergen Brunswig Corporation, a wholesale distributor of pharmaceuticals, for more than five years prior to its merger in 2001 with AmeriSource Health Corporation to form AmerisourceBergen. He also serves as a member of the boards of directors of the following companies: Alliance Imaging Inc., a provider of outsourced diagnostic imaging services to hospitals and other healthcare companies; Global Resources Professionals, an international professional services firm that provides outsourced services to companies on a project basis; Mylan Laboratories, Inc., a pharmaceutical manufacturer; and Thoratec Corporation, a developer of products to treat cardiovascular disease.

Mark D. Funston has served as Executive Vice President and Chief Financial Officer of HLTH since November 2006 and of WebMD since August 11, 2007. Prior to joining HLTH, Mr. Funston was Interim Chief Financial Officer of Digital Harbor, Inc., a privately held software company, from November 2005. Prior to that, Mr. Funston served as Chief Financial Officer of Group 1 Software, Inc., a publicly traded software company, from 1996 until its acquisition by Pitney Bowes in 2004. From 1989 to 1996, Mr. Funston was Chief Financial Officer of COMSAT RSI, Inc. (formerly Radiation Systems, Inc.), a publicly traded telecommunications manufacturing company acquired by COMSAT Corporation in 1994.

Wayne T. Gattinella has served as President of the WebMD segment since joining HLTH in 2001 and as its Chief Executive Officer since 2005. Since 2005, he has held the same positions at WebMD and has also served as a member of its board of directors. From 2000 to 2001, Mr. Gattinella was Executive Vice President and Chief Marketing Officer for People PC, an Internet services provider. Mr. Gattinella had previously held senior management positions with Merck-Medco (now Medco Health Solutions) and MCI Telecommunications. Mr. Gattinella currently serves on Drexel University’s LeBow College of Business Advisory Board.

James V. Manning has been a director of HLTH since September 2000 and, prior to that, was a member of a predecessor company’s board of directors for more than five years. Since September 2005, he has also served as a member of the board of directors of WebMD.

Charles A. Mele has been Executive Vice President, General Counsel and Secretary of HLTH since January 2001 and has served in senior executive positions for HLTH and predecessor companies since 1995.

William G. Midgette has been Chief Executive Officer of the Porex segment since August 2002. For more than five years prior to that, Mr. Midgette served in senior management positions at C. R. Bard, Inc., a healthcare products company, the last of which was President, Bard International.

Herman Sarkowsky has been a director of HLTH since November 2000 and, prior to that, was a member of a predecessor company’s board of directors for more than five years. Mr. Sarkowsky has been President of Sarkowsky Investment Corporation, a private investment company, for more than five years.

Joseph E. Smith has been a director of HLTH since September 2000. Mr. Smith served in various positions with Warner-Lambert Company, a pharmaceutical company, from March 1989 to September 1997, the last of which was Corporate Executive Vice President and a member of the Office of the Chairman and the firm’s Management Committee. Mr. Smith serves on the board of directors of Par Pharmaceutical Companies, Inc., a manufacturer and distributor of generic and branded pharmaceuticals, and on the Board of Trustees of the International Longevity Center, a non-profit organization.

Martin J. Wygod has served as Acting Chief Executive Officer of HLTH since February 2008, as Chairman of the Board of HLTH since March 2001, and as a director since September 2000. Since May 2005, he has also served as Chairman of the Board of WebMD. From October 2000 until May 2003, Mr. Wygod also served as HLTH’s Chief Executive Officer. From September 2000 until October 2000, Mr. Wygod served as Co-Chief Executive Officer of HLTH. Mr. Wygod is also engaged in the business of racing, boarding and breeding thoroughbred horses, and is President of River Edge Farm, Inc.

No family relationship exists among any of HLTH’s directors or executive officers. No arrangement or understanding exists between any director or executive officer of HLTH and any other person pursuant to which any of them were selected as a director or executive officer. Under the terms of the merger agreement, it is contemplated that the members of the board of directors of HLTH who are not currently members of the WebMD board of directors will join that board of directors upon the closing of the merger.

Each executive officer and director of HLTH is a United States citizen. Neither HLTH nor any of its directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

SECURITY OWNERSHIP OF CERTAIN HLTH BENEFICIAL
OWNERS AND HLTH MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of HLTH Common Stock and WebMD Class A Common Stock, as of October 8, 2008 (except where otherwise indicated), by each person or entity known by HLTH to beneficially own more than 5% of HLTH Common Stock, by each of HLTH’s directors, by each of HLTH’s Named Executive Officers, and by all of HLTH’s directors and executive officers as a group. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons listed in the table below have sole voting and investment power with respect to all shares of HLTH Common Stock and WebMD Class A Common Stock shown as beneficially owned by them. Unless otherwise indicated, the address of each of the beneficial owners identified is c/o HLTH Corporation, 669 River Drive, Center 2, Elmwood Park, New Jersey 07407-1361.

						WebMD
	HLTH			Total	Percent of	Class A
	Common		HLTH	HLTH	HLTH Shares	Common	WebMD
Name and Address of Beneficial Owner	Stock(1)		Other(2)	Shares	Outstanding(2)	Stock(3)	Other(2)

FMR Corp.(4)	14,821,042		—	14,821,042	8.0%	423,000	—
82 Devonshire Street Boston, MA 02109
Ziff Asset Management, L.P.(5)	13,409,998		—	13,409,998	7.2%	n/a	n/a
283 Greenwich Avenue Greenwich, CT 06830
Baron Capital Group, Inc.(6)	13,208,187		—	13,208,187	7.1%	n/a	n/a
767 Fifth Avenue New York, NY 10153
Kensico Capital Management Corp.(7)	12,054,389		—	12,054,389	6.5%	n/a	n/a
55 Railroad Avenue, 2nd Floor Greenwich, CT 06830
Mark J. Adler, M.D.	10,600	(8)	219,749	230,349	*	13,853	19,800
Paul A. Brooke	371,667	(9)	193,749	565,416	*	41,808	—
Kevin M. Cameron	601,184	(10)	3,257,168	3,858,352	2.0%	—	6,750
Neil F. Dimick	—		41,665	41,665	*	19,350	19,800
Mark D. Funston	60,000	(11)	90,000	150,000	*	—	—
Wayne T. Gattinella	20,218		489,881	510,099	*	69,953	165,000
James V. Manning	568,515	(12)	231,749	800,264	*	58,039	19,800
Charles A. Mele	228,446	(13)	1,858,000	2,086,446	1.1%	14,400	33,000
Herman Sarkowsky	495,996		368,749	864,745	*	85,808	—
Joseph E. Smith	29,250		149,749	178,999	*	20,700	—
Martin J. Wygod	7,516,183	(14)	4,400,000	11,916,183	6.3%	436,207	165,000
All executive officers and directors as a group (12 persons)	9,788,073		11,610,459	21,398,532	10.9%	762,518	429,150

*	Less than 1%.

(1)	The amounts set forth in this column include 156, 1,855 and 236 shares of HLTH Common Stock held in the respective accounts of each of Messrs. Cameron, Mele and Wygod in the HLTH 401(k) Plan (which we refer to in this table as 401(k) Plan Shares), all of which are vested in accordance with terms of the Plan. The amount set forth in this column for “All executive officers and directors as a group” includes 2,247 401(k) Plan Shares, all of which are vested in accordance with the terms of the HLTH 401(k) Plan.

Messrs. Cameron, Funston, Mele and Wygod are beneficial owners of shares of HLTH restricted stock in the respective amounts stated in the footnotes below. Holders of HLTH restricted stock have voting power, but not dispositive power, with respect to unvested shares of HLTH restricted stock. For information regarding the vesting schedules of the HLTH restricted stock, see “HLTH Executive Compensation — Executive Compensation Tables — Outstanding Equity Awards at End of 2007” below.

(2)	Beneficial ownership is determined under the rules and regulations of the SEC, which provide that shares of common stock that a person has the right to acquire within 60 days are deemed to be outstanding and beneficially owned by that person for the purpose of computing the total number of shares beneficially owned by that person and the percentage ownership of that person. However, those shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Accordingly, we have set forth, (a) in the column entitled “HLTH Other,” where applicable, the number of shares of HLTH Common Stock that the person has the right to acquire pursuant to options that are currently exercisable or that will be exercisable within 60 days of October 8, 2008 and (b) in the column entitled “WebMD Other,” where applicable, the number of shares of WebMD Class A Common Stock that the person has the right to acquire pursuant to options that are currently exercisable or that will be exercisable within 60 days of October 8, 2008. HLTH has calculated the percentages set forth in the column entitled “Percent of HLTH Shares Outstanding” based on the number of shares outstanding as of October 8, 2008 (which was [185,559,391], including unvested shares of HLTH restricted stock) plus, for each listed person or group, the number of additional shares deemed outstanding, as set forth in the column entitled “HLTH Other.”

(3)	Includes beneficial ownership of shares of unvested restricted WebMD Class A Common Stock in the following amounts: for Dr. Adler, 1,100 shares; for Mr. Dimick, 1,100 shares; for Mr. Gattinella, 13,750 shares; for Mr. Manning, 1,100 shares; and for Mr. Wygod, 13,750 shares. Holders of unvested restricted WebMD Class A Common Stock have voting power, but not dispositive power, with respect to those shares. For additional information regarding Mr. Wygod’s beneficial ownership of shares of WebMD Class A Common Stock, see footnote 16 to the table entitled “Security Ownership of Certain WebMD Beneficial Owners and WebMD Management.”

(4)	The information shown with respect to HLTH Common Stock is as of February 29, 2008 and is based upon information disclosed by FMR Corp., Fidelity Management and Research Company, Fidelity Growth Company Fund and Edward C. Johnson, 3d in a Schedule 13G filed with the SEC. Such persons reported that FMR Corp. and the other members of the filing group had, as of February 29, 2008, sole power to dispose of or to direct the disposition of 14,821,042 shares of HLTH Common Stock. Sole power to vote the other shares of HLTH Common Stock beneficially owned by the filing group resides in the respective boards of trustees of the funds that have invested in the shares. The information shown with respect to WebMD Class A Common Stock is as of May 9, 2008 and is based on a Schedule 13G filed with the SEC.

(5)	The information shown is as of December 31, 2007 and is based upon information disclosed by Ziff Asset Management, L.P., PBK Holdings, Inc., Philip B. Korsant and ZBI Equities, L.L.C. in a Schedule 13G filed with the SEC. Such persons reported that they had, as of December 31, 2007, shared power to dispose of or to direct the disposition of 13,409,998 shares of HLTH Common Stock and sole power to vote or to direct the vote of 13,409,998 shares of HLTH Common Stock, except that Ziff Asset Management, L.P. had shared voting power and shared dispositive power with respect to only 12,278,030 of those shares. No Schedule 13G or 13D was filed by these persons or entities with respect to WebMD Class A Common Stock.

(6)	The information shown is as of December 31, 2007 and is based upon information disclosed by Baron Capital Group, Inc., BAMCO, Inc., Baron Capital Management and Ronald Baron in a Schedule 13G filed with the SEC. Such persons reported that they had, as of December 31, 2007, sole power to dispose or direct the disposition of 150,000 shares of HLTH Common Stock, shared power to dispose or direct the disposition of 13,058,187 shares of HLTH Common Stock, sole power to vote or to direct the vote of 150,000 shares of HLTH Common Stock and shared power to vote or to direct the vote of 11,556,876 shares of HLTH Common Stock, except that Baron Capital Management, Inc. had shared voting power with respect to only 475,800 of those shares and shared dispositive power with respect to only 491,100 of those shares and BAMCO, Inc. did not have sole voting or dispositive power with respect to any of those shares and had shared voting power with respect to only 11,081,076 of those shares and shared dispositive power with respect to only 12,567,087 of those shares. No Schedule 13G or 13D was filed by these persons or entities with respect to WebMD Class A Common Stock.

(7)	The information shown is as of December 31, 2007 and is based upon information disclosed by Kensico Capital Management Corp., Michael Lowenstein and Thomas J. Coleman in a Schedule 13G filed with the SEC. Such persons reported that they had, as of December 31, 2007, sole power to dispose of or to direct the disposition of 12,054,389 shares of HLTH Common Stock and sole power to vote or to direct the vote of 12,054,389 shares of HLTH Common Stock. No Schedule 13G or 13D was filed by these persons or entities with respect to WebMD Class A Common Stock.

(8)	Represents 10,000 shares held by Dr. Adler and 600 shares held by Dr. Adler’s son.

(9)	Represents 170,000 shares held by Mr. Brooke and 201,667 shares held by PMSV Holdings LLC, of which Mr. Brooke is the managing member.

(10)	Represents 318,778 shares held by Mr. Cameron, 156 401(k) Plan Shares and 282,250 unvested shares of HLTH restricted stock.

(11)	Represents 15,000 shares held by Mr. Funston and 45,000 unvested shares of HLTH restricted stock.

(12)	Represents 503,018 shares held by Mr. Manning (including 12,500 through an IRA), 3,000 shares held by Mr. Manning’s wife through an IRA, and 62,497 shares held by the WebMD Health Foundation, Inc., a charitable foundation of which Messrs. Manning and Wygod are trustees and share voting and dispositive power.

(13)	Represents 88,591 shares held by Mr. Mele, 1,855 401(k) Plan Shares, 73,000 unvested shares of HLTH restricted stock and 65,000 shares held by the Rose Foundation, a private charitable foundation of which Messrs. Mele and Wygod are trustees and share voting and dispositive power.

(14)	Represents 6,953,118 shares held by Mr. Wygod, 236 401(k) Plan Shares, 269,000 shares of unvested HLTH restricted stock, 5,000 shares held by Mr. Wygod’s spouse through an IRA, 161,332 shares held by SYNC, Inc., which is controlled by Mr. Wygod, 62,497 shares held by the WebMD Health Foundation, Inc., a charitable foundation of which Messrs. Wygod and Manning are trustees and share voting and dispositive power, and 65,000 shares held by the Rose Foundation, a private charitable foundation of which Messrs. Wygod and Mele are trustees and share voting and dispositive power.

RECENT TRANSACTIONS IN HLTH COMMON STOCK

Transactions by HLTH

Tender Offers

On October 20, 2006, HLTH commenced a tender offer to purchase shares of its Common Stock (“2006 Tender Offer”). On December 4, 2006, the 2006 Tender Offer was completed and, as a result, HLTH repurchased 129,234,164 shares of its Common Stock at a price of $12.00 per share.

Stock Repurchases

On January 23, 2006, HLTH announced the authorization of a stock repurchase program (the “2006 Repurchase Program”), at which time HLTH was authorized to use up to $48 million to purchase shares of its Common Stock, from time to time, in the open market, through block trades or in private transactions, depending on market conditions and other factors. On February 8, 2006, the maximum aggregate amount authorized for purchases under the 2006 Repurchase Program was increased to $68 million and was then further increased on March 28, 2006 to $83 million. During 2006, 7,329,305 shares were repurchased under the 2006 Repurchase Program at a cost of approximately $71.8 million. In December 2006, HLTH terminated the 2006 Repurchase Program and announced a new stock repurchase program (“New Repurchase Program”). Under the New Repurchase Program, HLTH was authorized to use up to $100 million to purchase shares of its Common Stock from time to time beginning on December 19, 2006, subject to market conditions.

From time to time, HLTH also withholds shares from restricted stock awards upon the vesting of the awards in order to satisfy tax withholding requirements. The value of these shares is determined based on the closing fair market value of HLTH Common Stock on the date of vesting.

The following table lists all purchases of HLTH Common Stock during the past two years that were made by HLTH under the tender offers and stock repurchase programs, and to satisfy withholding tax requirements, described above:

HLTH Purchases of Equity Securities

	Total Number	Average Price
	of Shares	Paid per	Range of Prices Paid
Period	Purchased	Share	High	Low

10/01/08-10/08/08	23,972	$11.19	$11.19	$11.19
07/01/08-09/30/08	12,488	11.74	12.44	11.41
04/01/08-06/30/08	5,117	11.76	12.47	9.86
01/01/08-03/31/08	23,739	11.81	11.87	10.60
10/01/07-12/31/07	102,320	12.33	14.51	12.33
07/01/07-09/30/07	328,710	13.23	14.35	13.17
04/01/07-06/30/07	2,156,476	14.66	16.08	13.84
01/01/07-03/31/07	987,106	12.98	15.03	12.30
10/01/06-12/31/06	130,175,418	12.00	12.47	11.53
07/01/06-09/30/06	18,677	11.87	11.99	11.65

Total	133,834,023	$12.06

Transactions by Directors and Officers of HLTH and WebMD

The following table lists all purchases of HLTH Common Stock during the past 60 days that were made by HLTH and WebMD directors or executive officers:

	Date of	Number	Price per
Identity of Person	Transaction	of Shares	Share	Nature of Transaction

Craig Froude	08/29/2008	3,228	$12.50	Disposed — Sale of shares on open market
	09/02/2008	33,334	$12.56	Disposed — Same day sale of shares purchased upon exercise of stock options
Kevin Cameron	10/01/2008	23,972	$11.19	Disposed — Shares withheld to satisfy tax withholding obligations in connection with the vesting of a restricted stock award
Anthony Vuolo	09/26/2008	160,000	$11.81	Disposed — Same day sale of shares purchased upon exercise of stock options
Douglas Wamsley	09/30/2008	60,000	$11.50	Disposed — Same day sale of shares purchased upon exercise of stock options

HLTH SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires executive officers and directors, and persons who beneficially own more than ten percent of a registered class of HLTH’s equity securities, to file reports of ownership and changes in ownership of these securities with the SEC. Officers, directors and greater than ten percent beneficial owners are required by applicable regulations to furnish HLTH with copies of all Section 16(a) forms they file. Based solely upon a review of the forms furnished to HLTH during or with respect to the most recent fiscal year, all of HLTH’s directors and officers subject to the reporting requirements and each beneficial owner of more than ten percent of HLTH Common Stock satisfied all applicable filing requirements under Section 16(a).

HLTH PROPOSAL 2: ELECTION OF DIRECTORS

Election of two Class I directors of HLTH, each to serve a three-year term expiring at the HLTH Annual Meeting of Stockholders in 2011 or until his successor is elected and has qualified or his earlier resignation or removal.

The HLTH board of directors has eight members and is divided into three classes, two of which currently have three directors and one of which currently has two directors. At each annual meeting, the term of one of the classes of directors expires and HLTH stockholders vote to elect nominees for the directorships in that class for a new three-year term. At this year’s annual meeting, the terms of the two Class I directors, Neil F. Dimick and Joseph E. Smith, will expire. The terms of Messrs. Brooke, Manning and Wygod will expire at the annual meeting in 2009; and the terms of Dr. Adler and Messrs. Cameron and Sarkowsky will expire at the annual meeting in 2010.

The board of directors, based on the recommendation of the Nominating Committee of the board of directors, has nominated Messrs. Dimick and Smith for re-election at the Annual Meeting, each to serve a three-year term expiring at the annual meeting of stockholders in 2011 or until his successor is elected and has qualified or his earlier resignation or removal. For biographical information regarding the nominees and other directors, see “HLTH Directors and Executive Officers” above.

The persons named in the enclosed proxy intend to vote for the election of Messrs. Dimick and Smith, unless you indicate on the proxy card that your vote should be withheld.

HLTH has inquired of each nominee and has determined that each will serve if elected. While the HLTH board of directors does not anticipate that any of the nominees will be unable to serve, if any nominee is not able to serve, proxies will be voted for a substitute nominee unless the board of directors chooses to reduce the number of directors serving on the board.

For information regarding corporate governance and related matters involving HLTH’s board of directors and its committees, see “HLTH Corporate Governance” below. For information regarding the compensation of non-employee directors, see “HLTH Non-Employee Director Compensation” below. Employees of HLTH who serve on the board of directors do not receive additional compensation for board service.

THE HLTH BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”
THE ELECTION OF THESE NOMINEES AS DIRECTORS.

HLTH CORPORATE GOVERNANCE

Board of Directors

HLTH’s board of directors has eight members. Two of the members are also employees of HLTH: Mr. Cameron, who served as Chief Executive Officer and is currently on medical leave, and Mr. Wygod, Chairman of the Board and Acting Chief Executive Officer. Six of the members are non-employee directors: Dr. Adler and Messrs. Brooke, Dimick, Manning, Sarkowsky and Smith. The board of directors has determined that each of the non-employee directors is also an independent director under applicable SEC rules and Nasdaq Global Select Market listing standards. See “Certain Relationships and Related Transactions of HLTH — Director Independence” below. The non-employee directors meet regularly in private sessions with the Chairman of the Board and also meet regularly without any employee directors or other HLTH employees present. For information regarding the compensation of non-employee directors, see “HLTH Non-Employee Director Compensation” below.

The HLTH board of directors is divided into three classes, two of which currently have three directors and one of which currently has two directors. At each Annual Meeting, the term of one of the classes of directors expires and HLTH stockholders vote to elect nominees for the directorships in that class for a new three-year term. The terms of Messrs. Dimick and Smith will expire at the Annual Meeting in 2008; the terms of Messrs. Brooke, Manning and Wygod will expire at the Annual Meeting in 2009; and the terms of Dr. Adler and Messrs. Sarkowsky and Cameron will expire at the Annual Meeting of Stockholders in 2010.

The board of directors met 11 times during 2007. During 2007, each of the directors attended 75% or more of the meetings held by the board and the board committees on which he served. In addition to meetings, the board and its committees reviewed and acted upon matters by unanimous written consent. HLTH’s board of directors encourages its members to attend the Annual Meetings of Stockholders. All but two of our directors attended the 2007 Annual Meeting.

The board of directors currently has six standing committees: an Executive Committee, a Compensation Committee, an Audit Committee, a Governance & Compliance Committee, a Nominating Committee and a Related Parties Committee. The Compensation Committee, the Audit Committee, the Governance & Compliance Committee, the Nominating Committee and the Related Parties Committee each has the authority to retain such outside advisors as it may determine to be appropriate.

Director Independence

HLTH’s board of directors has delegated to the Governance & Compliance Committee of the board the authority to make determinations regarding the independence of members of the board. The Governance & Compliance Committee has determined that Dr. Adler, and Messrs. Brooke, Dimick, Manning, Sarkowsky and Smith (all six of HLTH’s non-employee directors) are “independent” in accordance with the published listing requirements of the Nasdaq Global Select Market applicable generally to members of HLTH’s board and, with respect to the committees of HLTH’s board on which they serve, those applicable to the specific committees. The other two directors, Messrs. Cameron and Wygod, as officers of HLTH’s company, are not independent.

The Nasdaq independence definition includes a series of objective tests, including one that requires a three-year period to have elapsed since employment by the listed company and other tests relating to specific types of transactions or business dealings between a director (or persons or entities related to the director) and the listed company. In addition, as further required by the Nasdaq Marketplace Rules, the Governance & Compliance Committee of the HLTH board has made a subjective determination as to each non-employee director that no relationships exist which, in the opinion of the Governance & Compliance Committee, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In considering whether Mr. Manning qualified as “independent,” the Governance & Compliance Committee considered that (1) he had previously served as an executive officer of a predecessor of HLTH, more than nine years ago and (2) he and Mr. Wygod both serve as trustees of the WebMD Health Foundation, Inc., a charitable foundation. In considering whether Mr. Sarkowsky qualified as “independent,” the Governance & Compliance Committee considered the fact that he and Mr. Wygod have jointly owned race horses. Each member of the Governance & Compliance Committee abstained from voting with respect to his own independence.

Communications with HLTH Directors

The board of directors encourages HLTH’s security holders to communicate in writing to its directors. Security holders may send written communications to the board of directors or to specified individual directors by sending such communications c/o the Corporate Secretary’s Office, HLTH Corporation, 669 River Drive, Center 2, Elmwood Park, New Jersey 07407-1361. Such communications will be reviewed by HLTH’s Legal Department and, depending on the content, will be:

•	forwarded to the addressees or distributed at the next scheduled board meeting; or

•	if they relate to financial or accounting matters, forwarded to the Audit Committee or discussed at the next scheduled Audit Committee meeting; or

•	if they relate to the recommendation of the nomination of an individual, forwarded to the Nominating Committee or discussed at the next scheduled Nominating Committee meeting; or

•	if they relate to the operations of HLTH, forwarded to the appropriate officers of HLTH, and the response or other handling reported to the board at the next scheduled board meeting.

Committees of the Board of Directors

This section describes the roles of each of the committees of the HLTH board in the corporate governance of HLTH. With respect to certain committees, including the Audit Committee, the Compensation Committee and the Nominating Committee, a portion of their responsibilities are specified by SEC rules and the listing standards of the Nasdaq Global Select Market. These committees work with their counterparts at WebMD where their responsibilities overlap or where they otherwise believe it is appropriate to do so. To assist in that coordination of responsibilities, the Chairpersons of the Audit Committee, Compensation Committee, Governance & Compliance Committee and Nominating Committee are the same persons who hold those positions on those committees of the WebMD board of directors.

Executive Committee.  The Executive Committee, which met once during 2007, is currently comprised of Messrs. Brooke, Manning, Smith and Wygod. Mr. Cameron was also a member of the Executive Committee until February 2008. The Executive Committee has the power to exercise, to the fullest extent permitted by law, the powers of the entire board.

Audit Committee.  The Audit Committee, which met nine times during 2007, is currently comprised of Messrs. Brooke, Manning and Smith; Mr. Manning is its Chairman. Each of the members of the Audit Committee meets the standards of independence applicable to audit committee members under applicable SEC rules and Nasdaq Global Select Market listing standards and is financially literate, as required under applicable Nasdaq Global Select Market listing standards. In addition, the board of directors of HLTH has determined that Mr. Manning qualifies as an “audit committee financial expert,” as that term is used in applicable SEC regulations implementing Section 407 of the Sarbanes-Oxley Act of 2002, based on his training and experience as a certified public accountant, including as a partner of a major accounting firm, and based on his service as a senior executive and chief financial officer of public companies.

The Audit Committee operates under a written charter adopted by the board of directors, which sets forth the responsibilities and powers delegated by the board to the Audit Committee. A copy of the Audit Committee Charter, as amended through July 26, 2007, was included as Annex A to the Proxy Statement for HLTH’s 2007 Annual Meeting. The Audit Committee’s responsibilities are summarized below in “Report of the HLTH Audit Committee” and include oversight of the administration of HLTH’s Code of Business Conduct. A copy of the joint HLTH and WebMD Code of Business Conduct, as amended, was filed as Exhibit 14.1 to the Current Report on Form 8-K filed on February 9, 2006. The Code of Business Conduct applies to all directors and employees of HLTH and its subsidiaries. Any waiver of applicable requirements in the Code of Business Conduct that is granted to any of HLTH’s directors, principal executive officer, any senior financial officers (including the principal financial officer, principal accounting officer or controller) or any other person who is an executive officer of HLTH requires the approval of the Audit Committee and waivers will be disclosed on HLTH’s corporate Web site, www.hlth.com, in the “Investor Relations” section, or in a Current Report on Form 8-K.

Compensation Committee.  The Compensation Committee, which met seven times during 2007, is currently comprised of Dr. Adler and Messrs. Sarkowsky and Smith; Dr. Adler is its Chairman. Each of these directors is a non-employee director within the meaning of the rules promulgated under Section 16 of the Securities Exchange Act, an outside director within the meaning of Section 162(m) of the Internal Revenue Code and an independent director under applicable Nasdaq Global Select Market listing standards. The responsibilities delegated by the board to the Compensation Committee include:

•	oversight of the HLTH executive compensation program and its incentive and equity compensation plans;

•	determination of compensation levels for and grants of incentive and equity-based awards to executive officers and the terms of any employment agreements with them;

•	determination of compensation levels for non-employee directors; and

•	review of and making recommendations regarding other matters relating to HLTH’s compensation practices.

The Compensation Committee operates under a written charter adopted by the board of directors, which sets forth the responsibilities and powers delegated by the board to the Compensation Committee. A copy of the Compensation Committee Charter, as amended through July 26, 2007, was included as Annex B to the Proxy Statement for HLTH’s 2007 Annual Meeting. For additional information regarding HLTH’s Compensation Committee and its oversight of executive compensation, see “HLTH Executive Compensation — Compensation Discussion and Analysis” below.

Nominating Committee.  The Nominating Committee, which met once during 2007, is currently comprised of Messrs. Brooke, Dimick and Sarkowsky; Mr. Dimick is its Chairman. Each of these directors is an independent director under applicable Nasdaq Global Select Market listing standards. The responsibilities delegated by the board to the Nominating Committee include:

•	identifying individuals qualified to become board members;

•	recommending to the board the director nominees for each Annual Meeting of Stockholders; and

•	recommending to the board candidates for filling vacancies that may occur between Annual Meetings.

The Nominating Committee operates pursuant to a written charter adopted by the board of directors, which sets forth the responsibilities and powers delegated by the board to the Nominating Committee. A copy of the Nominating Committee Charter, as amended through July 26, 2007, was included as Annex C to the Proxy Statement for HLTH’s 2007 Annual Meeting. The Nominating Committee has not adopted specific objective requirements for service on the HLTH board. Instead, the Nominating Committee considers various factors in determining whether to recommend to the board potential new board members, or the continued service of existing members, including:

•	the amount and type of the potential nominee’s managerial and policy-making experience in complex organizations and whether any such experience is particularly relevant to HLTH;

•	any specialized skills or experience that the potential nominee has and whether such skills or experience are particularly relevant to HLTH;

•	in the case of non-employee directors, whether the potential nominee has sufficient time to devote to service on the HLTH board and the nature of any conflicts of interest or potential conflicts of interest arising from the nominee’s existing relationships;

•	in the case of non-employee directors, whether the nominee would be an independent director and would be considered a “financial expert” or to have “financial sophistication” under applicable SEC rules and the listing standards of the Nasdaq Global Select Market;

•	in the case of potential new members, whether the nominee assists in achieving a mix of board members that represents a diversity of background and experience, including with respect to age, gender, race, areas of expertise and skills; and

•	in the case of existing members, the nominee’s contributions as a member of the board during his or her prior service.

The Nominating Committee will consider candidates recommended by stockholders in the same manner as described above. Any such recommendation should be sent in writing to the Nominating Committee, c/o Secretary, HLTH Corporation, 669 River Drive, Center 2, Elmwood Park, New Jersey 07407-1361. To facilitate consideration by the Nominating Committee, the recommendation should be accompanied by a full statement of the qualifications of the recommended nominee, the consent of the recommended nominee to serve as a director of HLTH if nominated and to be identified in HLTH’s proxy materials and the consent of the recommending stockholder to be named in HLTH’s proxy materials. The recommendation and related materials will be provided to the Nominating Committee for consideration at its next regular meeting.

Governance & Compliance Committee.  The Governance & Compliance Committee is currently comprised of Dr. Adler and Messrs. Dimick and Manning; Mr. Dimick is its Chairman. The Governance & Compliance Committee met twice in 2007. The responsibilities delegated by the board to the Governance & Compliance Committee include:

•	evaluating and making recommendations to the board regarding matters relating to the governance of HLTH;

•	assisting the board in coordinating the activities of the board’s other standing committees, including with respect to HLTH’s compliance programs and providing additional oversight of those compliance programs; and

•	providing oversight of senior executive recruitment and management development.

As part of its responsibilities relating to corporate governance, the Governance & Compliance Committee evaluates and makes recommendations to the board regarding any proposal for which a stockholder has provided required notice that such stockholder intends to make at an Annual Meeting of Stockholders, including recommendations regarding the board’s response and regarding whether to include such proposal in HLTH’s proxy statement.

The Governance & Compliance Committee operates pursuant to a written charter adopted by the board of directors. A copy of the Governance & Compliance Committee Charter, as amended through July 26, 2007, was included as Annex D to the Proxy Statement for HLTH’s 2007 Annual Meeting. Pursuant to that Charter, the membership of the Governance & Compliance Committee consists of the Chairpersons of the Nominating, Audit and Compensation Committees and the Chairperson of the Nominating Committee serves as the Chairperson of the Governance & Compliance Committee, unless otherwise determined by the Governance & Compliance Committee.

Related Parties Committee.  In September 2005, HLTH’s board of directors established the Related Parties Committee. The Related Parties Committee is currently comprised of Messrs. Brooke, Sarkowsky and Smith. Each of the members of the Related Parties Committee is an independent director and none of its members serves as a director of WebMD. The Related Parties Committee met once during 2007. The responsibilities delegated by the board to the Related Parties Committee include:

•	oversight of transactions between HLTH and WebMD; and

•	oversight of other matters in which the interests of HLTH and WebMD conflict or may potentially conflict.

Other Committees.  From time to time, HLTH’s board of directors forms additional committees to make specific determinations or to provide oversight of specific matters or initiatives. For example:

•	Messrs. Brooke, Manning, Sarkowsky and Smith and Dr. Adler are members of a special committee of the board to oversee matters relating to the investigations described in “Legal Proceedings — Investigations by United States Attorney for the District of South Carolina and the SEC” in Note 14 to the Consolidated Financial Statements included as Annex B-1 to this joint statement/prospectus; and

•	Messrs. Wygod, Manning and Smith are members of a special committee of the board authorized to make determinations relating to HLTH’s stock repurchase program.

HLTH NON-EMPLOYEE DIRECTOR COMPENSATION

This section describes the compensation paid by HLTH during 2007 to the members of its board of directors who are not also HLTH or WebMD employees. These individuals are referred to as non-employee directors. The Compensation Committee of the HLTH board is authorized to determine the compensation of the non-employee directors.

As described below, only two types of compensation were paid by HLTH to non-employee directors in 2007 for their board and board committee service: (1) cash and (2) a grant of non-qualified options to purchase HLTH Common Stock. None of the non-employee directors received any other compensation from HLTH during 2007 and none of them provided any services to HLTH during 2007, except their service as a director. HLTH does not offer any deferred compensation plans or retirement plans to its non-employee directors.

2007 Director Compensation Table

This table provides information regarding the value of the compensation of the HLTH non-employee directors for 2007, as calculated in accordance with applicable SEC regulations. This table should be read together with the additional information under the headings “Cash Compensation” and “Option Grants” below.

(a)	(b)	(c)	(d)
	Fees Earned or
	Paid in Cash	Option Awards	Total
Name	($)	($)(1)(2)	($)

Mark J. Adler, M.D.(3)	$77,500	$54,996	$132,496
Paul A. Brooke	90,000	54,996	144,996
Neil F. Dimick(3)	57,500	54,996	112,496
James V. Manning(3)	95,000	54,996	149,996
Herman Sarkowsky	80,000	54,996	134,996
Joseph E. Smith	90,000	54,996	144,996

(1)	The amounts reported in Column (c) above reflect the aggregate dollar amounts recognized by HLTH in 2007 for stock option awards for income statement reporting purposes under Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-based Payments” (disregarding any estimate of forfeitures related to service-based vesting conditions). See Note 13 (Stock-Based Compensation) to the Consolidated Financial Statements included as Annex B-1 to this joint proxy statement/prospectus for an explanation of the methodology and assumptions used in determining the fair value of stock option awards granted. The amounts reported in Column (c) reflect HLTH’s accounting expense for these stock option awards, not amounts realized by non-employee directors. The actual amounts, if any, ultimately realized by non-employee directors from options to purchase HLTH Common Stock will depend on the price of HLTH Common Stock at the time they exercise vested stock options.

(2)	Under HLTH’s Amended and Restated 2000 Long-Term Incentive Plan (which we refer to as the 2000 Plan), each non-employee director of HLTH automatically receives a non-qualified option to purchase 20,000 shares of HLTH Common Stock on each January 1, with an exercise price equal to the closing price on the last trading date of the prior year. The grants made on January 1, 2007 each had an exercise price of $12.39 per share and each had a total grant date fair value equal to $77,774, based on the methodology and assumptions referred to in Footnote 1 above. The following lists the total number of shares of HLTH Common Stock subject to outstanding unexercised option awards held by each of non-employee directors as of December 31, 2007 and the weighted average exercise price of those options:

	Number of Shares Subject	Weighted Average
Name	to Outstanding Options	Exercise Price

Mark J. Adler, M.D.	236,000	$10.16
Paul A. Brooke	210,000	$8.02
Neil F. Dimick	57,916	$9.82
James V. Manning	248,000	$8.89
Herman Sarkowsky	410,000	$10.65
Joseph E. Smith	166,000	$11.60

See “Option Grants” below in this “HLTH Non-Employee Director Compensation — 2007 Director Compensation Table” section for additional information.

(3)	These three non-employee directors of HLTH are also non-employee directors of WebMD, for which they received compensation from WebMD. For information regarding the compensation they received from WebMD, see below under “HLTH Non-Employee Director Compensation — Compensation for Service on WebMD Board.”

Cash Compensation

Overview.  For each of the HLTH non-employee directors, the amount set forth in Column (a) of the 2007 Director Compensation Table represents the sum of the following amounts, each of which is described below:

•	an annual retainer for service on the board;

•	annual fees for service on standing committees of the board;

•	annual fees, if any, for serving as Chairperson of standing committees of the board; and

•	quarterly fees for service on other committees of the board.

Non-employee directors do not receive per meeting fees but are reimbursed for out-of-pocket expenses they incur in connection with attending board and board committee meetings and the Annual Meeting of Stockholders.

Board Service.  Each HLTH non-employee director receives an annual retainer of $30,000 for service on the HLTH board.

Service on Standing Committees.  HLTH pays annual fees for service on some of the standing committees of the board, as well as an additional fee to the Chairperson of each of those committees, in the following amounts:

Type of Service	Annual Fee

Membership on Audit Committee (Messrs. Brooke, Manning and Smith)	$15,000
Membership on Compensation Committee (Dr. Adler and Messrs. Sarkowsky and Smith) or Nominating Committee (Messrs. Brooke, Dimick and Sarkowsky)	$5,000
Membership on Governance & Compliance Committee (Dr. Adler and Messrs. Dimick and Manning) or Related Parties Committee (Messrs. Brooke, Sarkowsky and Smith)	$10,000
Chairperson of Compensation Committee (Dr. Adler) or Nominating Committee (Mr. Dimick)	$2,500
Chairperson of Audit Committee (Mr. Manning) or Governance & Compliance Committee (Mr. Dimick)	$10,000

The amounts of the fees payable to HLTH non-employee directors for service on the board and its standing committees are determined by the Compensation Committee and may be changed by it from time to time. The Compensation Committee also has discretion to determine whether such compensation is paid in cash, in HLTH Common Stock or some other form of compensation.

Service on Other Committees.  HLTH non-employee directors may also receive additional fees for service on committees established by the board for specific purposes. Those fees are generally paid on a quarterly basis for the period that the committee exists and may be set by the board, the Compensation Committee or the committee itself. Messrs. Brooke, Manning, Sarkowsky and Smith and Dr. Adler were each paid $30,000 for their service in 2007 as members of a special committee of the board to oversee matters relating to the investigations described in “Legal Proceedings — Investigations by United States Attorney for the District of South Carolina and the SEC” in Note 12 to the Consolidated Financial Statements included as Annex B-1 to this joint proxy statement/prospectus. Members of this special committee will continue to receive compensation for their service on the committee. The current quarterly payment is $3,750 per member.

Option Grants

Annual Stock Option Grants.  On January 1 of each year, each HLTH non-employee director receives a non-qualified option to purchase 20,000 shares of HLTH Common Stock pursuant to automatic annual grants of stock options under WebMD’s 2000 Plan. The annual stock option awards are granted with a per-share exercise price equal to the fair market value of a share of HLTH Common Stock on the grant date. For these purposes, and in accordance with the terms of the 2000 Plan and HLTH’s equity award grant practices, the fair market value is equal to the closing price of a share of HLTH Common Stock on the Nasdaq Global Select

Market on the last trading day of the prior year. The vesting schedule for each automatic annual grant is as follows: 1/4 of the grant on the first anniversary of the date of grant and 1/48 of the grant on a monthly basis over the next three years (full vesting on the fourth anniversary of the date of grant). Each non-employee director received automatic annual grants of options to purchase 20,000 shares of HLTH Common Stock on January 1, 2007 (with an exercise price of $12.39 per share) and January 1, 2008 (with an exercise price of $13.40 per share). The options granted to non-employee directors do not include any dividend or dividend equivalent rights. Each such option will expire, to the extent not previously exercised, ten years after the date of grant or earlier if their service as a director ends.

Under the 2000 Plan, outstanding unvested options held by HLTH non-employee directors vest and become fully exercisable: (a) upon the non-employee director’s death or termination of service as a result of disability; and (b) upon a “Change in Control” of HLTH. Those options, and any others that had previously vested, will then continue to be exercisable or lapse in accordance with the other provisions of the 2000 Plan and the award agreement. For purposes of the 2000 Plan, a “Change in Control” generally includes (i) a change in the majority of the board of directors of HLTH without the consent of the incumbent directors, (ii) any person or entity becoming the beneficial owner of 25% or more of the voting shares of HLTH and the Compensation Committee determining that such transaction constitutes a change in control, taking into consideration all relevant facts, (iii) consummation of a reorganization, merger or similar transaction as a result of which HLTH’s stockholders prior to the consummation of the transaction no longer represent 50% of the voting power, and (iv) consummation of a sale of all or substantially all of HLTH’s assets. The merger will not constitute a Change in Control under the 2000 Plan.

Discretionary Grants.  Non-employee directors may receive discretionary grants of stock options under the 2000 Plan. No discretionary grants were made in 2007.

Compensation for Service on WebMD Board

Dr. Adler and Messrs. Dimick and Manning serve as non-employee directors of WebMD and receive compensation from WebMD for their service. The Compensation Committee of the WebMD board is authorized to determine the compensation of WebMD’s non-employee directors.

The HLTH directors serving on the WebMD board received two types of compensation in 2007 from WebMD for their board and board committee service: (1) annual fees paid in the form of shares of WebMD Class A Common Stock and (2) a grant of non-qualified options to purchase WebMD Class A Common Stock. None of these non-employee directors received any other compensation from WebMD during 2007 and none of them provided any services to WebMD during 2007, except their service as a director. WebMD does not offer any deferred compensation plans or retirement plans to its non-employee directors.

This table provides information regarding the value of the compensation from WebMD to the individuals listed for 2007, as calculated in accordance with applicable SEC regulations.

(a)	(b)	(c)	(d)
Name	Stock Awards(1)	Option Awards(2)(3)	Total

Mark J. Adler, M.D.	$65,894	$134,519	$200,413
Neil F. Dimick	90,894	134,519	225,413
James V. Manning	83,394	134,519	217,913

(1)	Shares of WebMD Class A Common Stock were issued by WebMD on September 28, 2007 (the anniversary of WebMD’s initial public offering) in payment for annual fees for service on the WebMD board and its standing committees. These shares are not subject to vesting requirements or forfeiture. The amounts (expressed in dollars) of the fees are the same as those applicable to the HLTH board and its standing committees, as described above. For each individual listed in Column (a) of this table, the number of shares to be issued was determined by dividing the aggregate dollar amount of the fees by $52.10, the closing price of WebMD Class A Common Stock on the Nasdaq Global Select Market on September 28, 2007 (with cash paid in lieu of issuing fractional shares). Dr. Adler received 911 shares of WebMD Class A Common Stock; Mr. Dimick received 1,391 shares; and Mr. Manning received 1,247 shares. In addition, this column includes $18,394 for each individual, which reflects the aggregate dollar amounts recognized by WebMD in 2007, for income statement reporting purposes under SFAS No. 123R (based on the methodology and assumptions referred to in Footnote 2 below), for grants of WebMD restricted stock made to these directors at the time of WebMD’s initial public offering. That amount reflects WebMD’s accounting expense for these WebMD restricted stock awards, not amounts realized by non-employee directors. The actual amounts, if any, ultimately realized by non-employee directors from WebMD restricted stock will depend on the price of WebMD Class A Common Stock at the time the WebMD restricted stock vests.

(2)	The amounts reported in Column (c) above reflect the aggregate dollar amounts recognized by WebMD in 2007 for stock option awards for income statement reporting purposes under SFAS No. 123R (disregarding any estimate of forfeitures related to service-based vesting conditions). See “WebMD Plans” in Note 13 (Stock-Based Compensation) to the Consolidated Financial Statements included as Annex B-1 to this joint proxy statement/prospectus for an explanation of the methodology and assumptions used in determining the fair value of stock option awards granted. The amounts reported in Column (c) reflect WebMD’s accounting expense for these stock option awards, not amounts realized by the individuals listed in the table. The actual amounts, if any, ultimately realized by these individuals from WebMD equity compensation will depend on the price of WebMD Class A Common Stock at the time they exercise vested stock options or at the time of vesting of WebMD restricted stock.

(3)	Under WebMD’s Amended and Restated 2005 Long-Term Incentive Plan (which we refer to as the WebMD 2005 Plan), each non-employee director of WebMD automatically receives a non-qualified option to purchase 13,200 shares of WebMD Class A Common Stock on each January 1, with an exercise price equal to the closing price on the last trading date of the prior year. The grants made on January 1, 2007 each had an exercise price of $40.02 per share and each had a total grant date fair value equal to $227,555, based on the methodology and assumptions referred to in Footnote 2 above. The Compensation Committee of the WebMD board has discretion to make other grants of options to purchase WebMD Class A Common Stock to WebMD’s non-employee directors, but did not do so in 2007. The following lists the total number of shares of WebMD Class A Common Stock subject to outstanding unexercised option awards held by the listed individuals as of December 31, 2007 and the weighted average exercise price of those options:

	Number of Shares Subject	Weighted Average
Name	to Outstanding WebMD Options	Exercise Price

Mark J. Adler, M.D.	39,600	$28.86
Neil F. Dimick	39,600	$28.86
James V. Manning	39,600	$28.86

In addition, as of December 31, 2007, each of the listed individuals held 2,200 shares of unvested WebMD restricted stock that were granted at the time of WebMD’s initial public offering.

HLTH EXECUTIVE COMPENSATION

Overview

This section contains information regarding HLTH’s compensation programs and policies and, in particular, their application to a specific group of individuals that we refer to as HLTH’s Named Executive Officers. Under applicable SEC rules, HLTH’s Named Executive Officers for 2007 consist of the Chief Executive Officer during that year, the Chief Financial Officer during that year and the three other executive officers of HLTH who received the most compensation for 2007. This section is organized as follows:

•	2007 Report of the Compensation Committee. This section contains a report of the Compensation Committee of the board of directors regarding the “Compensation Discussion and Analysis” section described below. The material in the 2007 Report of the Compensation Committee will not be deemed incorporated by reference by any general statement incorporating by reference this joint proxy statement/prospectus into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that HLTH specifically incorporates this information by reference, and will not otherwise be deemed filed under such Acts.

•	Compensation Committee Interlocks and Insider Participation. This section contains information regarding certain types of relationships involving HLTH’s Compensation Committee members.

•	Compensation Discussion and Analysis. This section contains a description of the specific types of compensation HLTH pays, a discussion of its compensation policies, information regarding how those policies were applied to the compensation of the Named Executive Officers for 2007 and other information that may be useful to investors regarding compensation of HLTH’s Named Executive Officers and other employees.

•	Executive Compensation Tables. This section provides information, in tabular formats specified in applicable SEC rules, regarding the amounts or value of various types of compensation paid to HLTH’s Named Executive Officers and related information.

•	Potential Payments and Other Benefits upon Termination or Change in Control. This section provides information regarding amounts that could become payable to HLTH’s Named Executive Officers following specified events.

•	Employment Agreements with Named Executive Officers. This section contains summaries of the employment agreements between HLTH (or its subsidiaries) and its Named Executive Officers. We refer to these summaries in various other places in this Executive Compensation section.

The parts of this Executive Compensation section described above are intended to be read together and each provides information not included in the others. In addition, for background information regarding the Compensation Committee of HLTH’s board of directors and its responsibilities, please see “HLTH Corporate Governance — Committees of the Board of Directors — Compensation Committee.”

2007 Report of the Compensation Committee

The Compensation Committee of HLTH’s board of directors provides oversight of HLTH’s compensation programs and makes specific compensation decisions regarding compensation of the Named Executive Officers and HLTH’s other executive officers. Set out below is the Compensation Discussion and Analysis section of this joint proxy statement/prospectus. That section contains a discussion of HLTH’s executive compensation programs and policies and their application by the Compensation Committee for 2007 to the Named Executive Officers. The Compensation Committee has reviewed and discussed with management the disclosures contained in the Compensation Discussion and Analysis. Based upon this review and the Compensation Committee’s discussions, the Compensation Committee has recommended to the board of directors that the Compensation Discussion and Analysis section be included in this joint proxy statement/prospectus.

Mark J. Adler, M.D. (Chairperson)
Herman Sarkowsky
Joseph E. Smith

Compensation Committee Interlocks and Insider Participation

Each of the Compensation Committee members whose name appears under the Compensation Committee Report was a committee member for all of 2007. No current member of the Compensation Committee is a current or former executive officer or employee of HLTH or had any relationships in 2007 requiring disclosure by HLTH or WebMD under the SEC’s rules requiring disclosure of certain relationships and related-party transactions.

None of HLTH’s executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of the Compensation Committee of the HLTH board or the Compensation Committee of the WebMD board during the fiscal year ended December 31, 2007.

Compensation Discussion and Analysis

This section contains a description of the specific types of compensation HLTH pays, a discussion of HLTH’s compensation policies, information regarding how the compensation of HLTH’s Named Executive Officers for 2007 was determined under those policies and other information that may be useful to investors regarding compensation of HLTH’s Named Executive Officers and other employees.

Overview of Types of Compensation Used by HLTH.  The compensation of HLTH’s Named Executive Officers consists primarily of the following:

•	cash salary;

•	an annual cash bonus, the amount of which was determined, for 2007, by the Compensation Committee in its discretion;

•	special bonuses to provide recognition for specific accomplishments or at the time of a promotion, if determined by the Compensation Committee to be appropriate and in amounts determined by the Compensation Committee in its discretion;

•	grants of non-qualified options to purchase shares of HLTH Common Stock, subject to vesting based on continued employment, with an exercise price that is equal to the fair market value of HLTH Common Stock on the grant date (and, in the case of certain Named Executive Officers, options to purchase shares of WebMD Class A Common Stock, with an exercise price that is equal to the fair market value of WebMD Class A Common Stock on the grant date); and

•	grants of shares of restricted HLTH Common Stock (which we refer to as HLTH restricted stock), subject to vesting based on continued employment and, in the case of Messrs. Gattinella and Wygod only, shares of restricted WebMD Class A Common Stock (which we refer to as WebMD restricted stock), subject to vesting based on continued employment.

A discussion of the above types of compensation, to the extent used in 2007, follows under the heading “Use of Specific Types of Compensation in 2007.” The compensation of HLTH’s other executives generally consists of the same types (other than WebMD equity compensation), with the specific amounts determined by the Chief Executive Officer and other members of senior management.

In determining the forms of compensation to be used by HLTH, the Compensation Committee considers various factors, including the effectiveness of the incentives provided, tax and accounting considerations, the compensation practices of other companies and the expectations of employees and investors. In addition, the Compensation Committee believes that it is important that compensation be understood by the employees who receive it and by HLTH’s investors. The Compensation Committee believes that HLTH’s compensation programs, including the types of stock options and restricted stock that HLTH uses, are effective forms of compensation and well understood. HLTH has not offered any deferred compensation plans to its executive officers or other employees. HLTH has also not offered any retirement plans to its executive officers, other than 401(k) plans generally available to its employees. Subject to the terms of the HLTH 401(k) Savings and Employee Stock Ownership Plan (which we refer to as the HLTH 401(k) Plan), HLTH matches, in cash, 25%

of amounts contributed to that Plan by each Plan participant, up to 6% of eligible pay. The matching contribution made by HLTH is subject to vesting, based on continued employment, with 50% scheduled to vest on each of the first and second anniversaries of an employee’s date of hire (with employees vesting immediately in any matching contribution made after the second anniversary). Messrs. Cameron, Funston and Gattinella are the Named Executive Officers who chose to participate in the HLTH 401(k) Plan in 2007. WebMD employees are eligible to participate in the HLTH 401(k) Plan. HLTH’s Porex and ViPS subsidiaries also sponsor 401(k) plans for their employees, including employees of those subsidiaries who are executive officers of HLTH.

Discussion of Compensation Policies.  The Compensation Committee’s guiding philosophy is to establish a compensation program that is:

•	Competitive with the market in order to help attract, motivate and retain highly qualified managers and executives. HLTH seeks to attract and retain talent by offering competitive base salaries, annual incentive opportunities and the potential for long-term rewards through equity-based awards, such as stock options and restricted stock. HLTH has, in the past, granted and may continue to grant equity-based awards to a large portion of its employees, not just its executives. Those awards have been primarily in the form of non-qualified options to purchase HLTH Common Stock.

•	Performance-based to link executive pay to company performance over the short-term and long-term and to facilitate shareholder value creation. It is HLTH’s practice to provide compensation opportunities in addition to base salary that are linked to HLTH’s performance and the individual’s performance. Achievement of short-term goals is rewarded through annual cash bonuses, while achievement of long-term objectives is encouraged through nonqualified stock option grants and restricted stock awards that are subject to vesting over periods generally ranging from three to four years. Through annual and long-term incentives, a major portion of the total potential compensation of HLTH’s executive officers (and other members of senior management) is placed at risk in order to motivate them to improve the performance of HLTH’s businesses and to increase the value of the company.

•	Designed to foster a long-term commitment by management. The Compensation Committee believes that there is great value to HLTH in having a team of long-tenured, seasoned executives and managers. HLTH’s compensation practices are designed to foster a long-term commitment to HLTH by its management team. The vesting schedules attributable to equity grants are typically three to four years with, in some cases (particularly for more senior executives), scheduled vestings that are smaller in the early vesting periods and greater in the later vesting periods.

The Compensation Committee has not retained outside consultants to assist it in implementing these policies or making specific decisions relating to executive compensation. The Compensation Committee does, from time to time, review general information regarding the compensation practices of other companies, including some that are likely to compete with HLTH for the services of its executives and employees, and that information is a factor used by the Committee in its decisions and in its general oversight of compensation practices at HLTH. However, the Compensation Committee does not use that information to generate specific compensation amounts or targets and does not seek to create an objective standard for HLTH compensation based on what other companies have done. Instead, in each compensation decision, the committee exercises its business judgment regarding the appropriateness of types and amounts of compensation in light of the value to HLTH of specific individuals. With respect to 2007 compensation, the Compensation Committee took into account recommendations made by the Chairman of the Board and Chief Executive Officer of HLTH with respect to determinations of the types and amounts of compensation to be paid to the other executive officers and also discussed with the Chairman of the Board and the Chief Executive Officer the types and amounts such individuals believed would be appropriate to pay each of them in light of the amounts being recommended for the other executive officers and amounts being paid to other HLTH executives.

HLTH’s senior management generally applies a similar philosophy and similar policies to determine the compensation of officers and managers who are not executive officers and reports to the Compensation Committee regarding these matters.

Use of Specific Types of Compensation in 2007

Base Salary.  The Compensation Committee reviews the base salaries of HLTH’s executive officers from time to time, but has made few changes in those salaries in recent years except upon a change in position. In 2007, no changes were made to the salaries of any of HLTH’s Named Executive Officers. In general, it is the Compensation Committee’s view that increases in the cash compensation of HLTH’s executive officers should be performance-based and achieved through the bonus-setting process, rather than through an increase in base salary. However, the Compensation Committee considers various factors when it contemplates an adjustment to base salary, including: company performance, the executive’s individual performance, scope of responsibility and changes in that scope (including as a result of promotions), tenure, prior experience and market practice. HLTH’s senior management considers similar factors in determining whether to make adjustments to salaries of other employees, and such changes are made more frequently.

Annual Cash Bonuses.  HLTH’s Named Executive Officers have the opportunity to earn annual cash bonuses. However, HLTH’s Named Executive Officers (and its other executive officers) do not participate in a formal annual bonus plan and the Compensation Committee did not set quantitative performance targets, in advance, for use in determining bonus amounts for executive officers for 2007. After the end of 2007, the Compensation Committee determined such amounts based on its subjective assessment of the performance of HLTH and its business segments in 2007, taking into consideration its views regarding the extent to which financial and operational goals discussed by management and the board at various times during 2007 were achieved. The Compensation Committee believes that, for HLTH at this time, a flexible annual bonus process is a more appropriate one for motivating HLTH’s executive officers than setting quantitative targets in advance because it allows the Compensation Committee to consider, in its bonus determinations:

•	goals of any type set by the board and communicated to senior management at any point in the year;

•	the effects of acquisitions and dispositions of businesses made during the year; and

•	the effects of unexpected events and changes in HLTH’s businesses during the year.

The Compensation Committee may, at some point in the future, determine that it will use quantitative targets set in advance in determining executive officer bonuses. In addition, in some years, bonus awards for some of HLTH’s executive officers (particularly newly-hired executive officers) may be dictated by the terms of the executive’s employment agreement, providing for payment of a specified bonus amount or an amount within a specific range with respect to a specific employment period. No such requirements applied with respect to HLTH’s Named Executive Officers for 2007.

While the Compensation Committee does not set quantitative performance targets in advance, it does set individual target bonus opportunities, as a percentage of base salary, for each Named Executive Officer. In some cases, these percentages are reflected in the employment agreement for the Named Executive Officer approved by the Compensation Committee. The higher the target percentage of an individual’s salary that the annual bonus opportunity represents, the greater the percentage of total annual cash compensation that is not guaranteed for that individual. Generally, the target percentage (and therefore the percentage of annual compensation that is not guaranteed) increases with the level and scope of responsibility of the executive, as does salary. The target bonus opportunities for the Named Executive Officers for 2007 are set forth in the following table:

				Target Annual
			Target Annual	Bonus Amount
		Annual	Bonus	as a Percent
Named Executive Officer	Title	Salary	Opportunity	of Salary

Kevin M. Cameron	Chief Executive Officer	$660,000	$660,000	100%
Mark D. Funston	Executive Vice President and Chief Financial Officer	$375,000	$187,000	50%
Wayne T. Gattinella	CEO and President, WebMD	$560,000	$560,000	100%
Charles A. Mele	Executive Vice President, General Counsel & Secretary	$450,000	$225,000	50%
Martin J. Wygod	Chairman of the Board	$975,000	$975,000	100%

However, the Compensation Committee (or, in the case of Mr. Gattinella, the WebMD Compensation Committee) retained discretion in 2007 regarding the actual annual bonus amounts to be paid, which could be less than, equal to or more than the target bonus opportunity. The following table lists the amount of the annual cash bonuses paid to the Named Executive Officers with respect to 2007 and 2006 and the percentage this represented of the target bonus opportunity:

		2007 Annual Bonus		2006 Annual Bonus
Named Executive Officer	Title	Amount	% of Target	Amount	% of Target

Kevin M. Cameron	Chief Executive Officer	$520,000	79%	$780,000	173%
Mark D. Funston	Executive Vice President and Chief Financial Officer	$100,000	53%	$35,000	n/a
Wayne T. Gattinella	CEO and President, WebMD	$270,000	48%	$340,000	61%
Charles A. Mele	Executive Vice President, General Counsel & Secretary	$233,000	104%	$350,000	106%
Martin J. Wygod	Chairman of the Board	$520,000	53%	$780,000	80%

For 2007, the Compensation Committee primarily considered HLTH’s financial performance in setting annual bonuses for its executive officers, including the Named Executive Officers. However, the Compensation Committee did not attempt to tie the amounts of the 2007 annual bonuses for the executive officers to any specific measures and, instead, based its bonus determinations on its subjective view of HLTH’s results. In addition, the Compensation Committee did not focus on making individualized determinations of each Named Executive Officer’s specific contributions for 2007 and instead relied primarily on its evaluation of the management team as a whole, as reflected in the financial results. Accordingly, differences in the amounts of 2007 bonuses among the Named Executive Officers result primarily from differences in their level of responsibility with the company. Because HLTH’s financial performance in 2007 did not fully achieve expectations, including publicly disclosed guidance issued by management, the Compensation Committee set bonus amounts at lower levels than in 2006. For Messrs Cameron, Mele and Wygod, their 2007 annual bonus amounts represented approximately 67% of their 2006 bonus amounts. Mr. Funston’s 2007 bonus represented approximately 50% of an annualized amount based on his 2006 annual bonus. Mr. Funston’s employment by

HLTH began in November 2006 and the amount of his bonus for 2006 was set by the Compensation Committee based on that part-year employment period.

The WebMD Compensation Committee applied similar considerations in setting bonuses for its executive officers. For 2007, there were two separate bonus amounts for Mr. Gattinella: (1) a cash bonus of $135,000 paid in March 2008; and (2) an award of $135,000 under the Supplemental Bonus Program (the “SBP”) described below. In making comparisons to 2006 bonuses, the WebMD Compensation Committee considered the total of these two amounts, which represented approximately 80% of Mr. Gattinella’s 2006 bonus.

Supplemental Bonus Program (SBP).  The Compensation Committee of the WebMD board approved the contribution, in March 2008, to a trust (which we refer to as the Supplemental Bonus Trust) of SBP Awards for WebMD’s executive officers, including a $135,000 contribution for Mr. Gattinella. The amounts of the SPB Awards were determined by the Compensation Committee of the WebMD board, in its discretion. The Supplemental Bonus Trust will distribute the SPB Awards, together with actual net interest earned on the respective amounts, to those receiving SPB Awards as promptly as practicable following March 1, 2009 (but in no event later than 2 1/2 months following such date); provided, however, that in order to receive such payment, the individual must continue to be employed by WebMD on March 1, 2009 (subject to limited exceptions for death, disability, or certain terminations in connection with a reduction in force or a sale of a subsidiary). Certain other WebMD officers and employees also received SBP Awards, subject to similar terms and conditions as apply to WebMD’s executive officers.

Special Bonuses.  None of the Named Executive Officers received any special bonuses in 2007.

Equity Compensation.  HLTH uses two types of long-term incentives: non-qualified stock options and restricted stock. Stock options are granted with an exercise price that is equal to the fair market value of HLTH Common Stock on the grant date. Thus, the Named Executive Officers will only realize value on their stock options if the price of HLTH Common Stock increases after the grant date. Historically, long-term incentives at HLTH consisted almost exclusively of stock option grants. However, in light of market trends and changes in the accounting treatment applicable to such option grants, HLTH has increased its use of HLTH restricted stock as part of the mix of equity compensation for its executives and certain other employees. The Compensation Committee believes that equity compensation, subject to vesting periods of three to four years, encourages employees to focus on the long-term performance of HLTH. The amount that employees receive from equity awards increases when the price of HLTH Common Stock increases, which rewards employees for increasing shareholder value. The vesting schedules applicable to these equity awards are intended to promote retention of employees during the vesting period.

The Compensation Committee does not make equity grants to HLTH’s Named Executive Officers on an annual or other pre-determined basis, and no such grants were made during 2007. In determining whether and when to make equity grants, the Compensation Committee expects to consider the history of prior grants made to individual Named Executive Officers, their vesting status and the amounts that have been or may be realized by those individuals from those grants. In addition, the Compensation Committee expects to consider factors similar to those it considers in its decisions relating to cash compensation, as described above, including factors relating to individual and company performance. Finally, the Compensation Committee expects that it will typically make larger grants to the executive officers it believes have the greatest potential to affect the value of HLTH and improve results for stockholders. Similar considerations will apply to grants made to other officers and employees.

Application of Compensation Policies to Individual Named Executive Officers.  Differences in compensation among HLTH Named Executive Officers result from a number of factors and may vary from year to year. The primary factors that may create differences in compensation are disparities in: (a) the level of responsibility of the individual Named Executive Officers, (b) individual performance of the Named Executive Officers, and (c) HLTH’s need to motivate and retain specific individuals at specific points in time. In general, larger equity grants are made to the most senior executive officers because they have the greatest potential to affect the value of HLTH and to improve results for stockholders. Similarly, a greater portion of their total cash compensation is likely to come from their annual bonus. In 2007, no equity grants were made to HLTH’s Named Executive Officers and no changes were made to their salaries. Accordingly, the application of compensation policies to individual Named Executive Officers in 2007 related solely to their bonuses and is described under “Annual Cash Bonuses” above.

Benefits and Perquisites.  HLTH’s executive officers are generally eligible to participate in HLTH’s benefit plans on the same basis as other employees (including matching contributions to a 401(k) Plan and company-paid group term life insurance). HLTH, for the past several years, has maintained a sliding scale for the cost of employee premiums for its health plan, under which employees with higher salaries pay a higher amount. The limited perquisites (or “perks”) received by HLTH’s executive officers in 2007 are described in the footnotes to the Summary Compensation Table and consisted primarily of car allowances. In addition, HLTH’s executive officers (as part of a larger group of employees generally having a salary of $180,000 or more) receive company-paid supplemental disability insurance, the cost of which is listed in those footnotes.

Compensation Following Termination of Employment or a Change in Control

Overview.  HLTH does not offer any deferred compensation plans to its executive officers or other employees and does not offer any retirement plans to its executive officers, other than 401(k) plans generally available to other employees. Accordingly, the payment and benefit levels for HLTH’s Named Executive Officers applicable upon a termination or a change in control result from provisions in the employment agreements between HLTH and the individual Named Executive Officers. However, unlike annual or special bonuses or the amounts of equity grants (which the Compensation Committee generally determines in its discretion at the time of payment or grant), the terms of employment agreements are the result of negotiations between HLTH and those individuals, generally occurring at the time the individual joined HLTH or in connection with a promotion to a more senior position with HLTH (subject to the approval of the Compensation Committee in the case of executive officer employment agreements). The Compensation Committee has, in the past, usually been willing to include similar provisions relating to potential terminations and changes in control in connection with the renewal of or extensions to an employment agreement with an existing executive officer as those in the existing employment agreement with that executive officer. The employment agreements with HLTH’s Named Executive Officers are described under the heading “Employment Agreements with Named Executive Officers” below and summaries of the types of provisions relating to post-termination compensation included in those agreement are included in this section under the headings “Employment Agreement Provisions Regarding Termination Benefits” and “Employment Agreement Provisions Regarding Change in Control Benefits” below.

In determining whether to approve executive officer employment agreements (or renewals of or extensions to those agreements), the Compensation Committee considers HLTH’s need for the services of the specific individual and the alternatives available to HLTH, as well as potential alternative employment opportunities available to the individual from other companies. In considering whether to approve employment agreement terms that may result in potential payments and other benefits for executives that could become payable following a termination or change in control, the Compensation Committee considers both the costs that could potentially be incurred by HLTH, as well as the potential benefits to HLTH, including benefits to HLTH from post-termination confidentiality, non-solicit and non-compete obligations imposed on the executive and provisions relating to post-termination services required of certain Named Executive Officers. In the case of potential payments and other benefits that could potentially become payable following a change in control, the Compensation Committee considers whether those provisions would provide appropriate benefit to an acquiror, in light of the cost the acquiror would incur, as well as benefits to HLTH during the period an acquisition is pending.

Employment Agreement Provisions Regarding Termination Benefits.  HLTH’s employment agreements with Named Executive Officers provide for some or all of the following to be paid if the Named Executive Officer is terminated without cause or resigns for good reason (the definitions of which are typically set forth in the applicable employment agreement), dies or ceases to be employed as a result of disability:

•	continuation of cash compensation (including salary and, in some cases, an amount based on past bonuses) for a period following termination;

•	continuation of vesting and/or exercisability of some or all options or restricted stock; and

•	continued participation in certain of HLTH’s health and welfare insurance plans or payment of COBRA premiums.

The amount and nature of these benefits vary by individual, with the most senior of the Named Executive Officers typically receiving more of these benefits and receiving them for a longer period. These benefits also vary depending on the reason for the termination. See “HLTH Executive Compensation — Employment Agreements with Named Executive Officers” below for a description of the specific provisions that apply to each of HLTH’s Named Executive Officers and “HLTH Executive Compensation — Potential Payments and Other Benefits upon Termination of Employment or Change in Control” below for a sample calculation, based on applicable SEC rules, of the amounts that would have been payable if termination for specified reasons had occurred as of December 31, 2007. No such post-termination benefits apply if a Named Executive Officer is terminated for cause (the definition of which is typically set forth in the applicable employment agreement). The Compensation Committee believes that the protections provided to executive officers by the types of employment agreement provisions described above are appropriate for the attraction and retention of qualified and talented executives and consistent with good corporate governance.

Employment Agreement Provisions Regarding Change in Control Benefits.  The Compensation Committee believes that executives should generally not be entitled to severance benefits solely upon the occurrence of a change in control, but that it is appropriate to provide for such benefits if a change in control is followed by a termination of employment or other appropriate triggering event. See “Employment Agreement Provisions Regarding Termination Benefits” above in this “HLTH Executive Compensation — Compensation Discussion and Analysis — Compensation Following Termination of Employment or a Change in Control” section. However, as more fully described below under “HLTH Executive Compensation — Employment Agreements with the Named Executive Officers” and “HLTH Executive Compensation — Potential Payments and Other Benefits upon Termination of Employment or Change in Control” below, the Compensation Committee has approved the following exceptions:

•	Mr. Wygod’s employment agreement includes terms providing that if there is a change in control of HLTH, all of his outstanding options and other equity compensation (including WebMD equity) would become immediately vested and the options would remain exercisable for the remainder of the originally scheduled term. The employment agreement also contains provisions providing that he may resign and receive severance payments, but it requires Mr. Wygod to provide consulting services during any period in which he is receiving severance.

•	With respect to Messrs. Cameron and Mele, their employment agreements include terms providing that:

—	they would be able to resign following a change in control, after the completion of a transition period with the successor, and receive the same benefits that they would be entitled to upon a termination without cause following the change in control (as set forth in the tables below and the descriptions of their respective employment agreements that follow); and

—	they would receive accelerated vesting of the options to purchase shares of WebMD Class A Common Stock granted to them on September 28, 2005 in the event of a change in control of WebMD or if WebMD is no longer an affiliate of HLTH since, as a result of such a transaction, they would no longer have a direct involvement with WebMD’s business.

•	In the case of Mr. Gattinella, his employment agreement provides that, so long as he remains employed for 6 months following a change in control of WebMD, his options to purchase WebMD Class A Common Stock would continue to vest until the next vesting date following the change in control, even if he resigns from the employ of WebMD prior to such vesting date.

In the negotiations with those Named Executive Officers regarding their employment agreements, the Compensation Committee recognized that, for those individuals, a change in control is likely to result in a fundamental change in the nature of their responsibilities. Accordingly, under their employment agreements, the Compensation Committee approved those Named Executive Officers having, following a change in control, the rights described above. The Compensation Committee believes that the rights provided are likely to be viewed as appropriate by a potential acquiror in the case of those specific individuals. In addition, the Compensation Committee sought to balance the rights given to those Named Executive Officers with certain requirements to provide transitional or consulting services in types and amounts likely to be viewed as reasonable by a potential acquiror.

If the benefits payable to Mr. Cameron, Mr. Mele, or Mr. Wygod in connection with a change in control would be subject to the excise tax imposed under Section 280G of the Internal Revenue Code of 1986 (“Section 280G”), HLTH has agreed to make an additional payment to the executive so that the net amount of such payment (after taxes) that such individual receives is sufficient to pay the excise tax due.

Application in 2007.  No changes were made during 2007 to the provisions of the employment agreements with the Named Executive Officers relating to post-termination compensation. Consummation of the pending merger will not result in a “change in control” under the terms of any of the employment agreements between HLTH or WebMD and their respective executive officers.

Deductibility of Compensation.  Section 162(m) of the Internal Revenue Code generally limits the ability of a publicly held corporation to deduct compensation in excess of $1 million per year paid to certain executive officers. It is the policy of the Compensation Committee to structure, where practicable, compensation paid to its executive officers so that it will be deductible under Section 162(m) of the Code. Accordingly, HLTH’s equity plans under which awards are made to officers and directors are generally designed to ensure that compensation attributable to stock options granted will be tax deductible by HLTH. However, cash bonuses for HLTH’s executive officers and grants of restricted stock do not qualify as performance-based within the meaning of Section 162(m) and, therefore, are subject to its limits on deductibility. In determining that the compensation of HLTH’s executive officers for 2007 was appropriate under the circumstances and in the best interests of HLTH and its stockholders, the Compensation Committee considered the amount of net operating loss carryforwards available to HLTH to offset income for federal income tax purposes. See Note 16 to the Consolidated Financial Statements included as Annex B-1 to this joint proxy statement/prospectus.

Executive Compensation Tables

This section provides information, in tabular formats specified in applicable SEC rules, regarding the amounts of compensation paid to HLTH’s Named Executive Officers and related information. The tables included are:

•	Summary Compensation Table, which presents information regarding HLTH’s Named Executive Officers’ total compensation and the types and value of its components; and

•	three tables providing additional information regarding HLTH’s equity compensation, entitled: Grants of Plan-Based Awards in 2007; Outstanding Equity Awards at End of 2007; and Option Exercises and Stock Vested in 2007.

As permitted by the SEC rules relating to these tables, the tables reflect only the types of compensation that HLTH and WebMD paid to their Named Executive Officers. For example, since HLTH’s only retirement plan is a 401(k) plan, tables applicable to other types of retirement plans are not included. For a general description of the types of compensation paid by WebMD and HLTH, see “HLTH Executive Compensation — Compensation Discussion and Analysis — Overview of Types of Compensation.” In addition, since no grants of stock options or restricted stock were made to the Named Executive Officers during 2007, we have omitted the table that would otherwise appear under the heading “Grants of Plan-Based Awards in 2007.”

Summary Compensation Table

Table.  The following table presents information regarding the amount of the total compensation of HLTH’s Named Executive Officers for services rendered during 2007 and 2006, as well as the amount of the specific components of that compensation. The compensation reported in the table reflects all compensation to the Named Executive Officers by HLTH and its subsidiaries (including WebMD and its subsidiaries). Amounts reflecting equity grants by HLTH are noted with an “H” and amounts reflecting equity grants by WebMD are noted with a “W.”

(a)					(e)		(f)		(g)
Name and	(b)	(c)	(d)		Stock		Option		All Other		(h)
Principal Position	Year	Salary	Bonus(1)		Awards(2)		Awards(2)		Compensation		Total

Kevin M. Cameron	2007	$660,000	$520,000		$1,478,740	H	$2,227,811	H	$17,627	(4)	$5,038,119
Chief Executive Officer(3)							133,941	W

							2,361,752

	2006	660,000	3,530,000		714,830	H	1,682,494	H	17,552	(5)	6,843,998
							239,122	W

							1,921,616

Mark D. Funston	2007	375,000	100,000		173,881	H	182,503	H	169,948	(6)	1,001,332
Executive VP and Chief Financial Officer
	2006	46,875	35,000		22,867	H	24,000	H	526	(7)	129,268

Wayne T. Gattinella	2007	560,000	270,000	(8)	7,457	H	84,850	H	9,214	(9)	1,699,682
Chief Executive Officer					229,931	W	538,230	W

and President of WebMD					237,388		623,080
Segment
	2006	560,000	340,000		46,977	H	229,800	H	8,313	(10)	2,585,752
					439,809	W	960,853	W

					486,786		1,190,653

Charles A. Mele	2007	450,000	233,000		402,430	H	523,569	H	16,663	(11)	1,732,815
Executive VP, General Counsel							107,153	W

and Secretary							630,722

	2006	450,000	1,350,000		121,643	H	312,736	H	16,663	(11)	2,442,339
							191,297	W

							504,033

Martin J. Wygod	2007	975,000	520,000		1,623,018	H	1,813,757	H	10,847	(12)	5,710,783
Chairman of the Board(3)					229,931	W	538,230	W

					1,852,949		2,351,987

	2006	975,000	3,530,000		629,691	H	709,598	H	10,847	(12)	7,255,798
					439,809	W	960,853	W

					1,069,500		1,670,451

(1)	The amounts reported in Column (d) above for Messrs. Cameron, Mele and Wygod in 2006 reflect both regular annual bonuses for that year, as well as special bonuses that were made in recognition of the contributions of those Named Executive Officers to the completion of the sale of Emdeon Practice Services and the Emdeon Business Services Sale and the related repositioning of HLTH. The amounts of the special bonuses, which were determined by the Compensation Committee of the HLTH board in its discretion, were as follows: Mr. Cameron — $2,750,000; Mr. Mele — $1,000,000; and Mr. Wygod — $2,750,000. No special bonuses were granted for 2007.

(2)	The amounts reported in Columns (e) and (f) above reflect the aggregate dollar amounts recognized by HLTH for stock awards and option awards for income statement reporting purposes under SFAS No. 123R (disregarding any estimate of forfeitures related to service-based vesting conditions). See Note 13 (Stock-Based Compensation) to the Consolidated Financial Statements included as Annex B-1 to this joint proxy statement/prospectus for an explanation of the methodology and assumptions used in determining the fair value of stock option awards granted. The amounts reported in Columns (e) and (f) reflect HLTH’s accounting expense for these equity awards, not amounts realized by its Named Executive Officers. The actual amounts, if any, ultimately realized by HLTH’s Named Executive Officers from equity compensation will depend on the price of HLTH Common Stock (or the price of WebMD Class A Common Stock in the case of WebMD equity awards) at the time they exercise vested stock options or at the time of vesting of restricted stock. Holders of shares of HLTH restricted stock and WebMD restricted stock have voting power and the right to receive dividends, if any, that are declared on those shares, but their ability to sell those shares is subject to vesting requirements based on continued employment.

(3)	Mr. Cameron served as Chief Executive Officer of HLTH during all of 2007. In February 2008, he went on medical leave and Mr. Wygod began serving as HLTH’s Acting Chief Executive Officer, while also continuing as Chairman of the Board.

(4)	Consists of: (a) $3,375 in company matching contributions under the HLTH 401(k) Plan; (b) $1,712 for company-paid supplemental disability insurance; (c) $540 for company-paid group term life insurance; and (d) an automobile allowance of $12,000.

(5)	Consists of: (a) $3,300 in company matching contributions under the HLTH 401(k) Plan; (b) $1,712 for company-paid supplemental disability insurance; (c) $540 for company-paid group term life insurance; and (d) an automobile allowance of $12,000.

(6)	Consists of: (a) $3,338 in company matching contributions under the HLTH 401(k) Plan; (b) $3,570 for company-paid supplemental disability insurance; (c) $810 for company-paid group term life insurance; and (d) $88,545 for reimbursement of relocation costs plus $73,685 for reimbursement of amounts required to pay income taxes resulting from the payment for such relocation costs.

(7)	Consists of: (a) $433 in company matching contributions under the HLTH 401(k) Plan; and (b) $93 for company-paid group term life insurance.

(8)	Consists of: (a) an annual bonus of $135,000 for 2007; and (b) an SBP Award of $135,000 (see “Additional Information” below in this “HLTH Executive Compensation — Executive Compensation Tables — Summary of Compensation Table” section).

(9)	Consists of: (a) $2,906 in company matching contributions under the HLTH 401(k) Plan; (b) $3,986 for company-paid supplemental disability insurance; and (c) $2,322 for company-paid group term life insurance.

(10)	Consists of: (a) $3,085 in company matching contributions under the HLTH 401(k) Plan; (b) $3,986 for company-paid supplemental disability insurance; and (c) $1,242 for company-paid group term life insurance.

(11)	Consists of: (a) $3,421 for company-paid supplemental disability insurance; (b) $1,242 for company-paid group term life insurance; and (c) an automobile allowance of $12,000.

(12)	Consists of: (a) $3,989 for company-paid supplemental disability insurance; and (b) $6,858 for company-paid group term life insurance.

Additional Information.  The Summary Compensation Table above quantifies the amount or value of the different forms of compensation earned by or awarded to HLTH’s Named Executive Officers in each of 2007 and 2006 and provides a dollar amount for total compensation. All amounts reported in the Summary Compensation Table for Mr. Gattinella reflect compensation from WebMD, except for amounts reflecting grants of HLTH restricted stock and options to purchase HLTH Common Stock which he received prior to WebMD’s initial public offering and which continue to vest in accordance with their terms. The amounts reported in the Summary Compensation Table for HLTH’s other Named Executive Officers reflect compensation from HLTH, except for amounts reflecting grants of WebMD restricted stock and options to purchase WebMD Class A Common Stock. In the case of Mr. Funston, the Summary Compensation Table reflects compensation beginning in mid-November 2006, when he joined HLTH.

The Compensation Committee of the WebMD board approved the contribution, in March 2008, to a trust (which we refer to Supplemental Bonus Trust) of Supplemental Bonus Plan (SBP) Awards for WebMD’s executive officers, including a $135,000 contribution for Mr. Gattinella. The amounts of the SPB Awards were determined by the Compensation Committee of the WebMD board, in its discretion. The Supplemental Bonus Trust will distribute the SPB Awards, together with actual net interest earned on the respective amounts, to those receiving SPB Awards as promptly as practicable following March 1, 2009 (but in no event later than 2 1/2 months following such date); provided, however, that in order to receive such payment, the individual must continue to be employed by WebMD on March 1, 2009 (subject to limited exceptions for death, disability, or certain terminations in connection with a reduction in force or a sale of a subsidiary).

Descriptions of the material terms of each Named Executive Officer’s employment agreement and related information is provided under “HLTH Executive Compensation — Employment Agreements with Named Executive Officers” below. The agreements provide the general framework and some of the specific terms for the compensation of the Named Executive Officers. Approval of the Compensation Committee is required prior to HLTH entering into employment agreements with its executive officers or amendments to those agreements. However, many of the decisions relating to compensation for a specific year made by the Compensation Committee (or, in the case of Mr. Gattinella, by the WebMD Compensation Committee) are implemented without changes to the general terms of employment set forth in those agreements. For a discussion of the salary, bonus and equity compensation of HLTH’s Named Executive Officers for 2007 and the decisions made by the Compensation Committee relating to 2007 compensation, see “HLTH Executive Compensation — Compensation Discussion and Analysis” above. In addition, the Named Executive Officers earned or were paid the other benefits listed in Column (g) of the Summary Compensation Table and described in the related footnotes to the table in this “HLTH Executive Compensation — Executive Compensation Tables” section.

Grants of Plan-Based Awards in 2007

During 2007, neither HLTH nor WebMD granted any restricted stock, stock options or other equity incentive awards to any of the Named Executive Officers.

Outstanding Equity Awards at End of 2007

The following table presents information regarding the outstanding equity awards held by each Named Executive Officer as of December 31, 2007, including the vesting dates for the portions of these awards that had not vested as of that date. Awards of HLTH equity are indicated with “(H)” at the beginning of column (b) in the table and awards of WebMD equity are indicated with “(W)” at the beginning of that column.

(a)	(b)			(c)		(d)	(e)	(f)	(g)		(h)	(i)
	Option Awards(1)								Stock Awards(2)
	Number of			Number of								Market
	Securities			Securities					Number of			Value of
	Underlying			Underlying					Shares of		Stock	Shares of
	Unexercised			Unexercised		Option	Option	Option	Stock That		Award	Stock
	Options			Options		Exercise	Grant	Expiration	Have Not		Grant	That Have
Name	Exercisable			Unexercisable		Price	Date	Date	Vested		Date	Not Vested(3)

Kevin M. Cameron	(H	)	243,000	657,000	(4)	$11.86	10/23/06	10/23/16	219,000	(4)	10/23/06	$2,934,600
	(H	)	832,500	667,500	(5)	6.99	10/01/04	10/01/14	122,375	(5)	10/01/04	1,639,825
	(H	)	200,000	—		8.59	3/17/04	3/17/14	—		—	—
	(H	)	87,168	—		3.43	9/20/01	9/20/11	—		—	—
	(H	)	200,000	—		12.75	8/21/00	8/21/10	—		—	—
	(H	)	125,000	—		11.55	6/05/00	6/05/10	—		—	—
	(H	)	325,000	—		17.55	4/04/00	4/04/10	—		—	—
	(H	)	625,000	—		12.21	4/04/00	4/04/10	—		—	—
	(W	)	27,500	27,500	(6)	17.50	9/28/05	9/28/15	—		—	—
Mark D. Funston	(H	)	45,000	135,000	(6)	11.60	11/13/06	11/13/16	45,000	(6)	11/13/06	603,000
Wayne T. Gattinella	(H	)	250,000	—		8.59	3/17/04	3/17/14	—		—	—
	(H	)	239,881	—		4.81	8/20/01	8/20/11	—		—	—
	(W	)	110,000	110,000	(6)	17.50	9/28/05	9/28/15	27,500	(6)	9/28/05	1,129,425
Charles A. Mele	(H	)	81,000	219,000	(4)	11.86	10/23/06	10/23/16	73,000	(4)	10/23/06	978,200
	(H	)	250,000	—		8.59	3/17/04	3/17/14	—		—	—
	(H	)	110,000	—		3.43	9/20/01	9/20/11	—		—	—
	(H	)	200,000	—		12.75	8/21/00	8/21/10	—		—	—
	(H	)	625,000	—		11.55	6/05/00	6/05/10	—		—	—
	(H	)	97,500	—		34.23	10/04/99	10/04/09	—		—	—
	(H	)	187,500	—		18.20	10/04/99	10/04/09	—		—	—
	(H	)	208,000	—		13.85	6/15/99	6/15/09	—		—	—
	(H	)	212,500	—		14.75	1/07/98	1/07/08	—		—	—
	(W	)	22,000	22,000	(6)	17.50	9/28/05	9/28/15	—		—	—
Martin J. Wygod	(H	)	243,000	657,000	(4)	11.86	10/23/06	10/23/16	219,000	(4)	10/23/06	2,934,600
	(H	)	25,000	450,000	(6)	8.77	1/27/06	1/27/16	100,000	(7)	1/27/06	1,340,000
	(H	)	3,000,000	—		12.75	8/21/00	8/21/10	—		—	—
	(H	)	585,000	—		13.85	6/15/99	6/15/09	—		—	—
	(H	)	25,000	—		22.90	7/01/98	7/01/13	—		—	—
	(H	)	25,000	—		15.50	7/01/97	7/01/12	—		—	—
	(H	)	25,000	—		14.80	7/01/96	7/01/11	—		—	—
	(H	)	25,000	—		10.00	7/03/95	7/03/10	—		—	—
	(W	)	110,000	110,000	(6)	17.50	9/28/05	9/28/15	27,500	(6)	9/28/05	1,129,425

(1)	Each stock option grant reported in the table above was granted under, and is subject to, HLTH’s 2000 Plan, HLTH’s 1996 Stock Plan, WebMD’s 2005 Plan or another plan or agreement that contains substantially the same terms. The option expiration date shown in Column (f) above is the normal expiration date, and the last date that the options may be exercised. For each Named Executive Officer, the unexercisable options shown in Column (c) above are also unvested. Unvested shares are generally forfeited if the Named Executive Officer’s employment terminates, except to the extent otherwise provided in an employment agreement. For information regarding the effect on vesting of options on the death, disability or termination of employment of a Named Executive Officer or a change in control of HLTH, see “HLTH Executive Compensation — Potential Payments and Other Benefits upon Termination of Employment or a Change in Control” below. If a Named Executive Officer’s employment is terminated by HLTH for cause, options (including the vested portion) are generally forfeited. The exercisable options shown in Column (b) above, and any unexercisable options shown in Column (c) above that subsequently become exercisable, will generally expire earlier than the normal expiration date if the Named Executive Officer’s employment terminates, except as otherwise specifically provided in the Named Executive Officer’s employment agreement. For a description of the material terms of the Named Executive Officer’s employment agreements, see “HLTH Executive Compensation — Employment Agreements with Named Executive Officers” below.

(2)	The stock awards held by some of HLTH’s Named Executive Officers are subject to accelerated or continued vesting in connection with a change in control of HLTH or WebMD, as the case may be, and upon certain terminations of employment, as described below in more detail under “Employment Agreements with Named Executive Officers” and “Potential Payments and Other Benefits upon Termination of Employment or a Change in Control.” Except as otherwise indicated in those sections, unvested stock awards will generally be forfeited if a Named Executive Officer’s employment terminates.

(3)	The market or payout value of stock awards reported in Column (i) is computed by multiplying the number of shares of stock reported in Column (g) by (A) $13.40, the closing market price of HLTH Common Stock on December 31, 2007, the last trading day of 2007 for HLTH restricted stock, or (B) $41.07, the closing market price of WebMD Class A Common Stock on that date, for WebMD restricted stock.

(4)	Vesting schedule is: 27% of the grant on first anniversary of the date of the grant, 33% on second anniversary and 40% on third anniversary.

(5)	Vesting schedule is: 17% of the grant on first anniversary of the date of the grant, 18.5% on second anniversary, 20% on third anniversary, 21.5% on the fourth anniversary, and 23% on the fifth anniversary.

(6)	Vesting schedule is: 25% of the grant on each of first, second, third and fourth anniversaries of the date of the grant.

(7)	Vesting schedule is: 1/3 of the grant on each of the first, second and third anniversaries of the date of grant.

Option Exercises and Stock Vested in 2007

No options to purchase WebMD Class A Common Stock were exercised during 2007 by HLTH’s Named Executive Officers. The following table presents information regarding the exercise of options to purchase HLTH Common Stock by HLTH’s Named Executive Officers during 2007, and regarding the vesting during 2007 of WebMD restricted stock and HLTH restricted stock previously granted to HLTH’s Named Executive Officers. Amounts with respect to HLTH equity are noted with an “H” and amounts with respect to WebMD equity are noted with a “W.”

(a)	(b)		(c)		(d)		(e)
	Option Awards				Stock Awards
	Number of Shares		Value Realized		Number of Shares		Value Realized
Name	Acquired on Exercise		on Exercise(1)		Acquired on Vesting		on Vesting(2)

Kevin M. Cameron	—		$—		146,000	H	$2,076,360	H
Mark D. Funston	—		—		15,000	H	216,600	H
Wayne T. Gattinella	—		—		12,500	H	179,375	H
					13,750	W	716,375	W

							895,750

Charles A. Mele	—		—		39,500	H	557,645	H
Martin J. Wygod	125,000	H	623,750	H(3)	131,000	H	1,802,810	H
					13,750	W	716,375	W

							2,519,185

(1)	The dollar amounts shown in Column (c) above for option awards are determined by multiplying (i) the number of shares of HLTH Common Stock to which the exercise of the option related, by (ii) the difference between (1) the per-share closing price of HLTH Common Stock on the date of exercise (or, for any shares sold on the date of exercise, the actual sale price received) and (2) the exercise price of the options.

(2)	The dollar amounts shown in Column (e) above for stock awards are determined by multiplying the number of shares that vested by the per-share closing price of HLTH Common Stock or WebMD Class A Common Stock on the vesting date.

(3)	The 125,000 shares acquired on exercise have not been sold by Mr. Wygod. The amount reported in column (c) was calculated as described in footnote 1 above, based on the closing price of HLTH Common Stock on the date of exercise.

Potential Payments and Other Benefits upon Termination of Employment or a Change in Control

Background and Assumptions.  In this section, HLTH provides tables containing estimates of amounts that may become payable to HLTH’s Named Executive Officers under their employment agreements as a result of a termination of employment under specific circumstances, as well as estimates regarding the value of other benefits they may become entitled to receive as a result of such termination. For a general discussion of matters relating to compensation that may become payable by HLTH after termination of employment or a change in control, see “HLTH Executive Compensation — Compensation Discussion and Analysis — Compensation Following Termination of Employment or a Change in Control” above and for a detailed description of the applicable provisions of the employment agreements of HLTH Named Executive Officers, see “HLTH Executive Compensation — Employment Agreements with Named Executive Officers” below. As prescribed by applicable SEC rules, in estimating the amount of any potential payments to Named Executive Officers under their employment agreements and the value of other benefits they may become entitled to receive, HLTH has assumed that the applicable triggering event (i.e., termination of employment or change in control) occurred on December 31, 2007, that the price per share of HLTH Common Stock is $13.40 (the closing price per share on December 31, 2007, the last trading day in 2007); and that the price per share of WebMD Class A Common Stock is $41.07 (the closing price per share on December 31, 2007). HLTH has also treated the right to continue to vest in options as accelerated to December 31, 2007 for purposes of this disclosure only.

If the benefits payable to Mr. Cameron, Mr. Mele, or Mr. Wygod in connection with a change in control would be subject to the excise tax imposed under Section 280G of the Internal Revenue Code of 1986, HLTH has agreed to make an additional payment to the executive so that the net amount of such payment (after taxes) that such individual receives is sufficient to pay the excise tax due. In the tables below, HLTH has calculated the Section 280G excise tax on the basis of IRS regulations and Rev. Proc. 2003-68 and has assumed that the Named Executive Officer’s outstanding equity awards would be accelerated and terminated in exchange for a cash payment upon the change in control. The value of this acceleration (and thus the amount of the additional payment) would be slightly higher if the accelerated awards were assumed by the acquiring company rather than terminated upon the transaction. For purposes other than calculating the Section 280G excise tax, HLTH has calculated the value of any option or stock award that may be accelerated in connection with a change in control to be the amount the holder can realize from such award as of December 31, 2007: for options, that is the market price of the shares that would be received upon exercise, less the applicable exercise price; and for restricted stock, that is the market value of the shares that would vest. HLTH has also assumed that they have no accrued and unused vacation at December 31, 2007.

Tables.  The tables below set forth estimates (rounded to the nearest $1,000), based on assumptions described above and in the footnotes to the tables, of the potential payments and the potential value of other benefits applicable to each Named Executive Officer upon the occurrence of specified termination or change in control triggering events. The terms used in the tables have the meanings given to them in each Named Executive Officer’s employment agreement and described below under “Employment Agreements with Named Executive Officers.” In addition, the amounts set forth in each table reflect the following:

•	In the column entitled “Permanent Disability or Death,” the amounts reflect both provisions in those employment agreements and the fact that HLTH’s and WebMD’s equity plans generally provide for acceleration of vesting of awards in the event of a termination of employment as a result of death or disability.

•	Under their employment agreements, Messrs. Cameron, Mele and Wygod are eligible to continue to participate in HLTH’s health and welfare plans (or comparable plans) for a specified period and Messrs. Funston and Gattinella are eligible to receive payment for their COBRA premiums for a specified period. In the row entitled “Health and Welfare Benefits Continuation,” the amounts are based upon the current average cost to HLTH of these benefits per employee and are net of amounts that the executives would continue to be responsible for. HLTH has not made any reduction in the amounts in this row to reflect the fact that the obligation to continue benefits ceases in the event the executive becomes eligible for comparable coverage with a subsequent employer.

Kevin M. Cameron, Chief Executive Officer

										Termination of
			Voluntary							Employment
			Termination							without ‘‘Cause” or
	Voluntary		in Connection					Involuntary		for ‘‘Good Reason”
	Termination		with a	Other		Permanent	Involuntary	Termination		Following a
	for ‘‘Good		‘‘Change in	Voluntary		Disability or	Termination	without		‘‘Change in
Executive Benefits and Payments	Reason”		Control”(1)	Termination		Death	for ‘‘Cause”	‘‘Cause”		Control”

Cash Severance	$2,760,000	(2)	$4,320,000	$780,000	(3)	$2,760,000	$-0-	$2,760,000	(2)	$4,320,000
Stock Options	5,060,000		5,939,000	-0-		5,939,000	-0-	5,060,000		5,939,000
Restricted Stock	2,966,000		4,574,000	-0-		4,574,000	-0-	2,966,000		4,574,000
Health and Welfare Benefits Continuation	38,000		38,000	-0-		38,000	-0-	38,000		38,000
280G Tax Gross-Up(4)	-0-		4,264,000	-0-		-0-	-0-	-0-		4,264,000
Other	-0-		-0-	-0-		-0-	-0-	-0-		-0-
TOTAL	10,824,000		19,135,000	780,000		13,311,000	-0-	10,824,000		19,135,000

(1)	Mr. Cameron may resign from his employment upon 30 days notice after 11 months following a Change in Control of HLTH and receive the benefits as if he was terminated without Cause or for Good Reason following a Change in Control (three years of salary and bonus, plus the bonus for the year of termination). He may not unilaterally resign without Good Reason prior to such date and receive these benefits. However, for purposes of calculating the amounts included in the column for “Voluntary Termination in Connection with Change in Control” HLTH treats such resignation as occurring on December 31, 2007 and assume that the requirement for the transition period has been met.

(2)	Represents three years of salary and an annual bonus for 2007. HLTH has assumed, solely for purposes of preparing this table, that the amount of such annual bonus is $780,000 (based on what was actually paid for 2006, the year prior to the year of the assumed termination).

(3)	Mr. Cameron is entitled to receive his bonus (if any) so long as he remains employed through December 31 of the applicable year. Solely for purposes of preparing this table, HLTH has assumed that the amount of such bonus is $780,000, the actual amount of the annual bonus paid to him for 2006 (the year prior to the year of the assumed termination).

(4)	HLTH has assumed, solely for purposes of preparing this table, that 50% of the salary continuation portion of the severance (for up to two years) constitutes “reasonable compensation” for the restrictive covenants to which the executive is bound following the termination of employment. In addition, the portion of the cash severance attributable to his bonus for 2007 is excluded from the calculation as “reasonable compensation” for services rendered during such year. Accordingly, HLTH has not treated that portion of the salary continuation or the 2007 bonus amount as a parachute payment for purposes of Section 280G. Such assumption may change at the time of an actual change in control.

Mark D. Funston, Executive VP and Chief Financial Officer

		Voluntary					Termination of
		Termination					Employment
	Voluntary	in Connection				Involuntary	without ‘‘Cause”
	Termination	with a	Other	Permanent	Involuntary	Termination	Following a
Executive Benefits and	for ‘‘Good	‘‘Change in	Voluntary	Disability	Termination	without	‘‘Change in
Payments	Reason”	Control”	Termination	or Death	for ‘‘Cause”	‘‘Cause”	Control”

Cash Severance(1)	$-0-	$-0-	$-0-	$375,000	$-0-	$375,000	$750,000
Stock Options	-0-	-0-	-0-	243,000	-0-	81,000	81,000
Restricted Stock	-0-	-0-	-0-	603,000	-0-	201,000	201,000
Health and Welfare Benefits Continuation	-0-	-0-	-0-	10,000	-0-	10,000	10,000
280G Tax Gross-Up	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Other	-0-	-0-	-0-	-0-	-0-	-0-	-0-
TOTAL	-0-	-0-	-0-	1,231,000	-0-	667,000	1,042,000

(1)	$375,000 represents one year of salary; $750,000 represents two years of salary.

Wayne T. Gattinella, Chief Executive Officer and President of WebMD Segment

							Termination of
		Voluntary					Employment
		Termination					without ‘‘Cause” or
	Voluntary	in Connection				Involuntary	for ‘‘Good Reason”
	Termination	with a	Other	Permanent	Involuntary	Termination	Following a
Executive Benefits and	for ‘‘Good	‘‘Change in	Voluntary	Disability	Termination	without	‘‘Change in
Payments	Reason”	Control”(1)	Termination	or Death	for ‘‘Cause”	‘‘Cause”	Control”

Cash Severance(2)	$900,000	$-0-	$-0-	$-0-	$-0-	$900,000	$900,000
Stock Options	1,296,000	1,296,000	-0-	2,593,000	-0-	1,296,000	1,296,000
Restricted Stock	-0-	-0-	-0-	1,129,000	-0-	-0-	-0-
Health and Welfare Benefits Continuation	10,000	-0-	-0-	-0-	-0-	10,000	10,000
280G Tax Gross-Up	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Other	-0-	-0-	-0-	-0-	-0-	-0-	-0-
TOTAL	2,206,000	1,296,000	-0-	3,722,000	-0-	2,206,000	2,206,000

(1)	In the event of a Change in Control of WebMD, the unvested portion of the options granted to Mr. Gattinella at the time of WebMD’s initial public offering would continue to vest until the next vesting date following the Change in Control, so long as he remains employed for six months following the Change in Control. For purposes of calculating the amounts included in the column entitled “Voluntary Termination in Connection with Change in Control” HLTH treats such resignation as occurring on December 31, 2007 and assume that requirement for the six month transition period has been met.

(2)	Represents one year of salary and an annual bonus for 2007. HLTH has assumed, solely for purposes of this table, that the amount of the annual bonus used for calculating the amounts in this line of the table, is $340,000, the amount of Mr. Gattinella’s bonus for 2006 (the year prior to the year of the assumed termination).

Charles A. Mele, Executive VP, General Counsel and Secretary

									Termination of
									Employment
			Voluntary						without ‘‘Cause”
			Termination						or for
	Voluntary		in Connection				Involuntary		‘‘Good Reason”
	Termination		with a	Other	Permanent	Involuntary	Termination		Following a
Executive Benefits and	for ‘‘Good		‘‘Change in	Voluntary	Disability	Termination	without		‘‘Change in
Payments	Reason”		Control”(1)	Termination	or Death	for ‘‘Cause”	‘‘Cause”		Control”

Cash Severance	$2,750,000	(2)	$2,817,000	$-0-	$2,750,000	$-0-	$2,750,000	(2)	$2,817,000
Stock Options	412,000		856,000	-0-	856,000	-0-	412,000		856,000
Restricted Stock	442,000		978,000	-0-	978,000	-0-	442,000		978,000
Health and Welfare Benefits Continuation	38,000		38,000	-0-	38,000	-0-	38,000		38,000
280G Tax Gross-Up(3)	-0-		-0-	-0-	-0-	-0-	-0-		-0-
Other	-0-		-0-	-0-	-0-	-0-	-0-		-0-
TOTAL	3,642,000		4,689,000	-0-	4,622,000	-0-	3,642,000		4,689,000

(1)	Mr. Mele may resign from his employment after six months following a Change in Control of HLTH and receive the same benefits as if he was terminated without Cause or for Good Reason following a Change in Control (salary and bonus through February 1, 2011). He may not unilaterally resign without Good Reason prior to such date and receive these benefits. However, for purposes of calculating the amounts included in the column for “Voluntary Termination in Connection with a Change in Control” HLTH treats such resignation as occurring on December 31, 2007 and assume that the six month transition period requirement has been met.

(2)	Represents three years of salary and three years of annual bonuses, plus an annual bonus for 2007. HLTH has assumed, solely for purposes of preparing this table, that the amount of such annual bonus is $350,000 (based on what was actually paid for 2006, the year prior to the year of the assumed termination).

(3)	HLTH has assumed, solely for purposes of preparing this table, that 50% of the salary continuation portion of the severance (for up to two years) constitutes “reasonable compensation” for the restrictive covenants to which the executive is bound following the termination of employment. In addition, the portion of the cash severance attributable to his bonus for 2007 is excluded from the calculation as “reasonable compensation” for services rendered during such year. Accordingly, HLTH has not treated that portion of the salary continuation or the 2007 bonus amount as a parachute payment for purposes of Section 280G. Such assumption may change at the time of an actual change in control.

Martin J. Wygod, Chairman of the Board

							Termination of
							Employment
		Voluntary					without ‘‘Cause”
		Termination					or for
	Voluntary	in Connection				Involuntary	‘‘Good Reason”
	Termination	with a	Other	Permanent	Involuntary	Termination	Following a
Executive Benefits and	for ‘‘Good	‘‘Change in	Voluntary	Disability	Termination	without	‘‘Change in
Payments	Reason”	Control”	Termination	or Death	for ‘‘Cause”	‘‘Cause”	Control”

Cash Severance(1)	$2,527,000	$2,527,000	$-0-	$2,527,000	$-0-	$2,527,000	$2,527,000
Stock Options	5,688,000	5,688,000	-0-	5,688,000	-0-	5,688,000	5,688,000
Restricted Stock	5,404,000	5,404,000	-0-	5,404,000	-0-	5,404,000	5,404,000
Health and Welfare Benefits Continuation	32,000	32,000	-0-	32,000	-0-	32,000	32,000
280G Tax Gross-Up(2)	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Other	-0-	-0-	-0-	-0-	-0-	-0-	-0-
TOTAL	13,651,000	13,651,000	-0-	13,651,000	-0-	13,651,000	13,651,000

(1)	Represents salary through August 3, 2010. Mr. Wygod is required to provide consulting services during the period he is receiving severance payments. Please see the description of his employment agreement contained below under “HLTH Executive Compensation — Employment Agreements with Named Executive Officers.”

(2)	HLTH has assumed, solely for purposes of preparing this table, that the salary continuation portion of the severance is the only portion of the severance benefits that constitutes “reasonable compensation” for the consulting services required of Mr. Wygod and the restrictive covenants to which the executive is bound following the termination of employment. Accordingly, HLTH has not treated the salary continuation portion as a parachute payment for purposes of Section 280G. Such assumption may change at the time of an actual change in control.

Employment Agreements with Named Executive Officers

The following are summaries of the employment agreements with HLTH’s Named Executive Officers. The agreements provide the general framework and some of the specific terms for the compensation of the Named Executive Officers. Approval of the Compensation Committee is required prior to HLTH entering into employment agreements with its executive officers. However, many of the decisions relating to the compensation of Named Executive Officers for a specific year made by the Compensation Committee (or, in the case of Mr. Gattinella, by the WebMD Compensation Committee) are implemented without changes to the general terms of employment set forth in those agreements. With respect to 2007, those decisions and their implementation are discussed earlier in this “Executive Compensation” section.

Kevin M. Cameron

HLTH is party to an employment agreement with Kevin M. Cameron entered into in September 2004, at the time he was elected by the board to be HLTH’s Chief Executive Officer, and amended on February 1, 2006. The following is a description of Mr. Cameron’s employment agreement, as amended:

•	The agreement provides for an employment period through September 23, 2009.

•	The agreement provides for an annual base salary of $660,000 and an annual bonus of up to 100% of base salary. For the fiscal year ended December 31, 2007, Mr. Cameron received an annual bonus of $520,000, an amount that was determined by the Compensation Committee in its discretion. See “HLTH Executive Compensation — Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2007 — Annual Cash Bonuses” above. The agreement provides that, for subsequent years, the amount of the annual bonus will be based upon performance goals to be approved by the Compensation Committee with respect to each such year. For information regarding Mr. Cameron’s equity compensation, see the “HLTH Executive Compensation — Executive Compensation Tables” above.

•	In the event of the termination of Mr. Cameron’s employment by HLTH without “Cause” or by Mr. Cameron for “Good Reason,” prior to a “Change in Control” (as those terms are described below), he would be entitled to:

(a)	continue to receive his base salary at the rate in effect at the time of termination for a period of time equal to the length of his employment after the effective date of the agreement, rounded down to the nearest six months, but not longer than three years; and

(b)	continue to participate in HLTH’s benefit plans (or comparable plans) for the duration of the severance period.

In addition: (i) all options to purchase HLTH Common Stock and all HLTH restricted stock granted to Mr. Cameron at or prior to October 1, 2004 would remain outstanding and continue to vest, and would otherwise be treated as if Mr. Cameron remained employed by HLTH through the three year period that his salary is continued; and (ii) the portion of the options to purchase WebMD Class A Common Stock granted to Mr. Cameron by WebMD on September 28, 2005 that would have vested on the next vesting date following the date of termination will vest on the date of termination and the vested portion of those options will remain exercisable for 90 days plus an additional period of 2 1/2 months or, if longer, through the remainder of the calendar year during which the termination occurred, but not beyond the expiration of the original 10 year term (we refer to this period of extension, which is the period permitted by Section 409A of the Internal Revenue Code, as the “Permitted 409A Extension Period”). In addition, pursuant to the applicable award agreement, the option to purchase HLTH Common Stock granted to Mr. Cameron on October 23, 2006 would remain outstanding and continue to vest until the next vesting date, and the next vesting of the HLTH restricted stock grant made on the same date would accelerate to the date of termination.

•	For purposes of the employment agreement: (a) “Cause” includes (i) any willful misconduct relating, directly or indirectly, to HLTH or any of its affiliates, that remains uncured, if susceptible to cure, after 30 days following written notice from HLTH detailing such misconduct; (ii) any breach of any material provision contained in the employment agreement or any material policy, which breach remains uncured, if susceptible to cure, after 30 days following written notice from HLTH detailing such breach, or (iii) conviction of a felony or crime involving moral turpitude; and (b) “Good Reason” includes any of the following which remains uncured 30 days after written notice is provided to HLTH: (i) HLTH’s material breach of the employment agreement, (ii) a material demotion of his position, and (iii) required relocation from his present residence or a requirement that he commute, on a regular basis, to HLTH’s headquarters and such headquarters is outside of the New York City metropolitan area.

•	For purposes of the employment agreement:

(a)	a “Change in Control” of HLTH includes (i) a change in the majority of the board of directors of HLTH without the consent of the incumbent directors, (ii) any person or entity becoming the beneficial owner of 25% or more of the voting shares of HLTH and the Compensation Committee determining that such transaction constitutes a change in control, taking into consideration all relevant facts, (iii) consummation of a reorganization, merger or similar transaction as a result of which HLTH’s stockholders prior to the consummation of the transaction no longer represent 50% of the voting power, and (iv) consummation of a sale of all or substantially all of HLTH’s assets; and

(b)	a “Change in Control” of WebMD includes (i) a change in the majority of the board of directors of WebMD without the consent of the incumbent directors, (ii) any person or entity becoming the beneficial owner of 50% or more of the voting shares of WebMD, (iii) consummation of a reorganization, merger or similar transaction as a result of which WebMD’s stockholders prior to the consummation of the transaction no longer represent 50% of the voting power, (iv) consummation of a sale of all or substantially all of WebMD’s assets, and (v) adoption of a plan of liquidation by WebMD;

provided that no public offering nor any split-off, spin-off, stock dividend or similar transaction as a result of which the voting securities of WebMD are distributed to HLTH’s stockholders will constitute a Change in Control of WebMD or HLTH.

•	Mr. Cameron may terminate his employment upon 30 days’ notice after 11 months following a Change in Control of HLTH and, if this occurs:

(a)	Mr. Cameron would be entitled to continue to receive his base salary at his then current rate for three years following the termination of his employment;

(b)	Mr. Cameron would be entitled to annual bonus payments for the period of salary continuance in an amount equal to the amount of his bonus for the year prior to the termination or, if higher, the bonus paid for the year immediately prior to the Change in Control;

(c)	his participation in HLTH’s benefit plans (or comparable plans) would continue for the duration of the salary continuation period;

(d)	all options to purchase HLTH Common Stock and HLTH restricted stock granted to Mr. Cameron at or prior to October 1, 2004 that have not vested prior to the date of termination would be vested as of the date of termination and all such options would remain exercisable as if he remained in HLTH’s employ through the expiration date specified in the respective stock option plans and agreements;

(e)	any remaining unvested portion of the option to purchase WebMD Class A Common Stock would be vested as of the date of termination and all such options would remain exercisable through the 90 day post-termination exercise period plus the Section 409A Extension Period; and

(f)	pursuant to the applicable award agreement, Mr. Cameron would vest in the remaining unvested portion of the grants to him made on October 23, 2006.

In addition, Mr. Cameron would be entitled to these benefits if his employment is terminated without Cause following a Change in Control.

•	In the event of a Change in Control of WebMD or if WebMD is no longer an affiliate of HLTH, the options granted to Mr. Cameron by WebMD on September 28, 2005 that have not vested prior to such event would be vested as of the date of such event and would remain exercisable for 90 days plus the Permitted 409A Extension Period.

•	If Mr. Cameron’s employment is terminated by HLTH for Cause or by him without Good Reason, he (a) would not be entitled to any further compensation or benefits and (b) would not be entitled to any additional rights or vesting with respect to his stock options following the date of termination.

•	In the event of the termination of Mr. Cameron’s employment as a result of his death or permanent disability, he (or his estate) would be entitled to three years of salary continuation, three years of benefits continuation and three years of vesting of the equity granted on or prior to October 1, 2004 and three years of continued exercisability of options to purchase HLTH Common Stock. In accordance with the WebMD 2005 Plan, the options to purchase WebMD Class A Common Stock would vest on the date of termination as a result of death or disability and remain outstanding for one year.

•	The employment agreement contains confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that end on the second anniversary of the date of cessation of Mr. Cameron’s employment. The severance payments and other post-employment benefits due to Mr. Cameron under the employment agreement are subject to Mr. Cameron’s continued compliance with these covenants.

•	The employment agreement contains a tax gross-up provision relating to any excise tax that Mr. Cameron incurs by reason of his receipt of any payment that constitutes an excess parachute payment as defined in Section 280G of the Internal Revenue Code. Any excess parachute payments and related tax gross-up payments made to Mr. Cameron will not be deductible by HLTH for federal income tax purposes.

•	The employment agreement is governed by the laws of New Jersey.

Mark D. Funston

HLTH is party to an employment agreement with Mark Funston entered into on November 9, 2006, at the time he was initially hired to be HLTH’s Chief Financial Officer. Since August 2007, Mr. Funston has also been serving as WebMD’s Chief Financial Officer. The following is a description of Mr. Funston’s employment agreement:

•	The agreement provides for an employment period for five years from November 13, 2006 (subject to earlier termination as described in the employment agreement).

•	Under the agreement, Mr. Funston’s annual base salary is $375,000 and Mr. Funston is eligible to receive an annual bonus of up to 50% of his annual base salary. The amount of any bonus is in the discretion of the Compensation Committee of the board of HLTH. For 2007, Mr. Funston received a bonus of $100,000. See “HLTH Executive Compensation — Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2007 — Annual Cash Bonuses” above. For information regarding Mr. Funston’s equity compensation, see the “HLTH Executive Compensation — Executive Compensation Tables” above.

•	In the event of the termination of Mr. Funston’s employment by HLTH without “cause” (as described below), he would be entitled to: (i) continuation of his base salary, as severance, for one year for each year of completed service with a minimum of one year and a maximum of three years (provided that if the termination occurs following a Change in Control (as defined in the 2000 Plan), the minimum severance pay period will be two years); (ii) payment of COBRA premiums as if he were an active employee with similar coverage during the period he is receiving severance (up to 18 months); (iii) the restricted stock described above will vest and the restrictions thereon will lapse on the date of termination for that portion of the award that would have vested on the next vesting date following the termination of employment or, if such termination occurs after the second anniversary of the grant date, the next two vesting dates (to the extent not previously vested); and (iv) the option described above will continue to vest and remain outstanding through the next vesting date following the termination of employment (or, if such termination occurs following the second anniversary of the grant date, the next two vesting dates (to the extent not previously vested). If his employment is terminated as a result of his becoming disabled or his death, he (or his estate) will be entitled to the payments and benefits as if his employment had been terminated by HLTH without cause.

•	If Mr. Funston’s employment is terminated by HLTH for “cause” or by him, he (a) would not be entitled to any further compensation or benefits and (b) would not be entitled to any additional rights or vesting with respect to the restricted stock or the stock options following the date of termination.

•	For purposes of Mr. Funston’s employment agreement, “cause” generally includes: (i) his bad faith in connection with the performance of his duties or his willful failure to follow the lawful instructions of the Chief Executive Officer, the board or the Audit Committee, following written notice and a 20 day period of time to remedy such failure; (ii) his engaging in any willful misconduct that is, or is reasonably likely to be, injurious to HLTH (or any of its affiliates) or which could reasonably be expected to reflect negatively upon HLTH or otherwise impair or impede its operations; (iii) his material breach of a policy of HLTH, which breach is not remedied (if susceptible to remedy) following written notice and a 20 day period of time to remedy such breach; (iv) his material breach of the employment agreement, which breach is not remedied (if susceptible to remedy) following written notice and a 20 day period of time to remedy such breach; or (v) his commission of a felony in respect of a dishonest or fraudulent act or other crime of moral turpitude.

•	The employment agreement contains confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that end on the second anniversary of the date employment has ceased for any reason. The severance payments and other post-employment benefits due to Mr. Funston under the employment agreement are subject to Mr. Funston’s continued compliance with these covenants.

•	The employment agreement is governed by the laws of the State of New Jersey.

Wayne T. Gattinella

A subsidiary of WebMD is party to an employment agreement, dated as of April 28, 2005, with Wayne Gattinella, who serves as CEO and President of the WebMD segment and of WebMD. The following is a description of Mr. Gattinella’s employment agreement:

•	Mr. Gattinella currently receives an annual base salary of $560,000 and is eligible to earn a bonus of up to 100% of his base salary. For 2007, Mr. Gattinella received an annual bonus of $135,000, determined by WebMD’s Compensation Committee in its discretion (and ratified by HLTH’s Compensation Committee). In addition, WebMD’s Compensation Committee approved an SBP Award of $135,000 with respect to Mr. Gattinella. See “HLTH Executive Compensation — Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2007 — Annual Cash Bonuses” and “Supplemental Bonus Program (SBP)” above. With respect to subsequent years, the employment agreement provides that achievement of 50% of Mr. Gattinella’s bonus will be based upon WebMD’s attainment of corporate financial and strategic goals to be established by WebMD’s Compensation Committee, with the financial goals generally related to revenue and/or other measures of operating results and achievement of the remaining 50% of Mr. Gattinella’s bonus will be based on performance goals to be established by WebMD’s Compensation Committee. For information regarding Mr. Gattinella’s equity compensation, see the “HLTH Executive Compensation — Executive Compensation Tables” above.

•	In the event of the termination of Mr. Gattinella’s employment, prior to April 30, 2009, by WebMD without “Cause” or by Mr. Gattinella for “Good Reason” (as those terms are described below), he would be entitled to continue to receive his base salary for one year from the date of termination, to receive any unpaid bonus for the year preceding the year in which the termination occurs, and to receive healthcare coverage until the earlier of one year following his termination and the date upon which he receives comparable coverage under another plan. Amounts with respect to Mr. Gattinella’s SBP Award are payable only in accordance with the terms of the Supplemental Bonus Program Trust (see “HLTH Executive Compensation — Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2007 — Annual Cash Bonuses” and “Supplemental Bonus Program (SBP)” above). In addition, in the event that a termination of Mr. Gattinella’s employment by WebMD without Cause or by Mr. Gattinella for Good Reason occurs before the fourth anniversary of the grant of the options to purchase WebMD Class A Common Stock made in connection with WebMD’s initial public offering, 25% of such options would continue to vest on the next vesting date following the date of termination.

•	In the event of a “Change in Control” of WebMD (as that term is described below), the unvested portion of the options to purchase WebMD Class A Common Stock would continue to vest until the next scheduled vesting date following the Change in Control. The continued vesting applies only if Mr. Gattinella remains employed until six months following such Change in Control or is terminated by WebMD’s successor without Cause or he resigns for Good Reason during such six-month period. For purposes of the employment agreement, a “Change in Control” would occur when: (i) a person, entity or group acquires more than 50% of the voting power of WebMD, (ii) there is a reorganization, merger or consolidation or sale involving all or substantially all of WebMD’s assets, or (iii) there is a complete liquidation or dissolution of WebMD.

•	For purposes of the employment agreement: (a) “Cause” includes (i) a continued willful failure to perform duties after 30 days’ written notice, (ii) willful misconduct or violence or threat of violence that would harm WebMD, (iii) a material breach of WebMD’s policies, the employment agreement, or the Trade Secret and Proprietary Information Agreement (as described below), that remains unremedied after 30 days’ written notice, or (iv) conviction of a felony in respect of a dishonest or fraudulent act or other crime of moral turpitude; and (b) “Good Reason” includes any of the following conditions or events remaining in effect after 30 days written notice: (i) a reduction in base salary, (ii) a material reduction in authority, or (iii) any material breach of the employment agreement by WebMD.

•	The employment agreement and the related agreement described below are governed by the laws of the State of New York.

Mr. Gattinella is also a party to a related Trade Secret and Proprietary Information Agreement that contains confidentiality obligations that survive indefinitely. The agreement also includes non-solicitation provisions that prohibit Mr. Gattinella from hiring WebMD’s employees or soliciting any of WebMD’s clients or customers that he had a relationship with during the time he was employed by WebMD, and non-competition provisions that prohibit Mr. Gattinella from being involved in a business that competes with WebMD’s business or that competes with any other business engaged in by any affiliates of WebMD if he is directly involved in such business. The non-solicitation and non-competition obligations end on the first anniversary of the date his employment has ceased. The severance payments and other post-employment benefits due to Mr. Gattinella under the employment agreement are subject to Mr. Gattinella’s continued compliance with the covenants contained in the Trade Secret and Proprietary Information Agreement and the employment agreement that are described in this paragraph.

Charles A. Mele

HLTH is party to an employment agreement with Charles A. Mele, HLTH’s Executive Vice President, General Counsel and Secretary, which was amended and restated as of February 1, 2006. The following is a description of Mr. Mele’s employment agreement. In this description, the term “Change in Control” has the same meanings, as applied to HLTH and WebMD, as in the description of Mr. Cameron’s employment agreement, above.

•	The agreement provides for an employment period through February 1, 2011.

•	Mr. Mele receives an annual base salary of $450,000. The amount of any bonus is in the discretion of the Compensation Committee of the board of HLTH. For 2007, Mr. Mele received an annual bonus of $233,000, determined by the Compensation Committee in its discretion. See “HLTH Executive Compensation — Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2007 — Annual Cash Bonuses” above. For information regarding Mr. Mele’s equity compensation, see the “HLTH Executive Compensation — Executive Compensation Tables” above.

•	If Mr. Mele’s employment is terminated due to his death or disability, by HLTH without “Cause” or by Mr. Mele for “Good Reason” (as those terms are described below), he would be entitled to: (a) continuation of his base salary, at the rate then in effect, for three years; (b) an amount for each of the three years equal to the greater of the average annual bonus he received in the three years prior to termination or the amount of the bonus he received in the last of those years; and (c) continued participation in HLTH’s benefit plans (or comparable plans) for three years; provided, however, that if the termination is for Good Reason or without Cause following a Change in Control of HLTH, the payments in (a) and (b) above will continue for the remainder of the term of the agreement, if longer. If such termination occurs after the end of a fiscal year but before payment of the bonus for that year, he would also be entitled to receive the bonus, if any, earned for that fiscal year. In addition:

—	all options to purchase HLTH Common Stock and HLTH restricted stock granted to Mr. Mele by HLTH prior to the date of the agreement that have not vested prior to the date of termination would be vested as of the date of termination and the options would remain exercisable as if he remained in our employ through the expiration date specified in each applicable stock option agreement, except that the options granted to Mr. Mele on March 17, 2004 would remain exercisable only for 90 days plus the Permitted 409A Extension Period;

—	the portion of the options to purchase WebMD Class A Common Stock granted to Mr. Mele by WebMD on September 28, 2005 that would have vested on the next vesting date following the date of termination will vest on the date of termination and the vested portion of those options will remain exercisable for 90 days plus the Permitted 409A Extension Period; provided, however, that, if termination is for Good Reason or without Cause following a Change in Control of HLTH, all of the options that have not vested prior to the date of termination would be vested as of the date of termination; and

—	pursuant to the applicable award agreement, the option to purchase HLTH Common Stock granted to Mr. Mele on October 23, 2006 would remain outstanding and continue to vest until the next vesting date and the next vesting of the HLTH restricted stock grant made on the same date would accelerate to the date of termination (provided, however, that if his employment is terminated without Cause or Good Reason following a Change in Control, then such awards are deemed fully vested on the date of termination).

•	In the event of a Change in Control of WebMD or if WebMD is no longer an affiliate of HLTH, the options granted to Mr. Mele by WebMD on September 28, 2005 that have not vested prior to such event would be vested as of the date of such event and would remain exercisable for 90 days plus the Permitted 409A Extension Period.

•	If Mr. Mele’s employment is terminated by HLTH for Cause or by him without Good Reason, he (a) would not be entitled to any further compensation or benefits and (b) would not be entitled to any additional rights or vesting with respect to the stock options or restricted stock following the date of termination.

•	For purposes of Mr. Mele’s employment agreement: (a) “Cause” includes (i) a material breach of the employment agreement that remains unremedied after 30 days’ written notice, or (ii) conviction of a felony; and (b) “Good Reason” includes (i) a material reduction in title or responsibilities, (ii) a requirement that Mr. Mele report to anyone other than the Chief Executive Officer of HLTH, (iii) a reduction in base salary or material fringe benefits, (iv) a material breach of the employment agreement, (v) a requirement that Mr. Mele relocate to a location that is more than 25 miles from his current residence, or (vi) a Change in Control of HLTH occurs and he remains in the employ of HLTH for six months after the Change in Control.

•	Mr. Mele is subject to confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that survive for two years or, if applicable, for the three year period in which severance is payable under the agreement. The severance payments and other post-employment benefits due to Mr. Mele under the employment agreement are subject to Mr. Mele’s continued compliance with these covenants.

•	There is a tax gross-up provision relating to any excise tax that Mr. Mele incurs by reason of his receipt of any payment that constitutes an excess parachute payment as defined in Section 280G of the Internal Revenue Code. Any excess parachute payments and related tax gross-up payments made to Mr. Mele will not be deductible by HLTH for federal income tax purposes.

Martin J. Wygod

On August 3, 2005, HLTH amended and restated its original employment agreement, dated October 8, 2001, with Martin J. Wygod. The agreement was further amended on February 1, 2006. Under the amended agreement, Mr. Wygod serves as HLTH’s Chairman of the Board, and also serves as the Chairman of the Board of WebMD. In these positions, Mr. Wygod focuses on the overall strategy, strategic relationships and transactions intended to create long-term value for stockholders. He is also currently serving as Acting Chief Executive Officer of HLTH. The following is a description of Mr. Wygod’s amended employment agreement. In this description, the term “Change in Control” has the same meanings, as applied to HLTH and WebMD, as in the description of Mr. Cameron’s employment agreement, above.

•	The employment agreement provides for an employment period through August 3, 2010.

•	Under the employment agreement, Mr. Wygod received an annual base salary of $1.26 million until the completion of WebMD’s initial public offering; when the initial public offering was completed in September 2005, Mr. Wygod’s base salary was reduced to $975,000 per year. The amount of any bonus is in the discretion of the Compensation Committee of the board of HLTH. For 2007, Mr. Wygod received an annual bonus of $520,000. See “HLTH Executive Compensation — Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2007 — Annual Cash Bonuses” above. For information regarding Mr. Wygod’s equity compensation, see the “HLTH Executive Compensation — Executive Compensation Tables” above.

•	In the event of the termination of Mr. Wygod’s employment by HLTH without “Cause” or by Mr. Wygod for “Good Reason” (as those terms are described below), Mr. Wygod would become a consultant for HLTH and would be entitled to receive his salary, at the rate then in effect, and continuation of benefits until the later of (i) two years following such termination or (ii) August 3, 2010. In addition, all options, or other forms of equity compensation, granted to Mr. Wygod by HLTH or any of our affiliates (which would include WebMD) that have not vested prior to the date of termination would become vested as of the date of termination and, assuming there has not been a Change in Control of HLTH or of WebMD, would continue to be exercisable as long as he remains a consultant (or longer if the plan or agreement expressly provided). The amount of past bonuses would not be included in the calculation of the amount of Mr. Wygod’s severance payments. In the event that Mr. Wygod’s employment is terminated due to death or disability, he or his estate would receive the same benefits as described above.

•	The employment agreement provides that in the event there is a Change in Control of HLTH, all outstanding options and other forms of equity compensation (including equity compensation granted by WebMD) would become immediately vested on the date of the Change in Control and, if following the Change in Control, Mr. Wygod’s employment terminates for any reason other than Cause, they would continue to be exercisable until the tenth anniversary of the applicable date of grant. A Change in Control of HLTH is also an event that constitutes Good Reason for purposes of a termination by Mr. Wygod. In the event there is a Change in Control of WebMD, any portion of Mr. Wygod’s equity that relates to WebMD will fully vest and become exercisable on the date of such event, and if following such event, Mr. Wygod’s engagement with WebMD is terminated for any reason other than Cause, such equity will remain outstanding until the expiration of its original term.

•	For purposes of the employment agreement: (a) “Cause” includes a final court adjudication that Mr. Wygod (i) committed fraud or a felony directed against HLTH or an affiliate relating to his employment, or (ii) materially breached any of the material terms of the employment agreement; and (b) the definition of “Good Reason” includes the following conditions or events: (i) a material reduction in title or responsibility that remains in effect for 30 days after written notice, (ii) a final court adjudication that HLTH materially breached any material provisions of the employment agreement, (iii) failure to serve on the board or Executive Committee of the board, or (iv) the occurrence of a Change in Control of HLTH.

•	In the event Mr. Wygod terminates his engagement with WebMD for “Good Reason” (as described in the following sentence), any portion of equity that relates to WebMD will fully vest and become exercisable on the date his engagement terminates and will remain exercisable for the period beginning on such date and ending on the later of two years following such termination or August 3, 2010. For the purposes of a termination of Mr. Wygod’s engagement with WebMD by him, “Good Reason” means a material reduction in Mr. Wygod’s title or responsibilities as Chairman of the Board of WebMD.

•	In the event that Mr. Wygod’s employment with HLTH is terminated for any reason, but he remains Chairman of the Board of WebMD, WebMD will have no obligation to pay a salary to Mr. Wygod.

•	The employment agreement contains confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that continue until the second anniversary of the date his employment has ceased. The consulting fees and other post-employment payments and benefits due to Mr. Wygod under the employment agreement are subject to Mr. Wygod’s continued compliance with these covenants.

•	The employment agreement contains a tax gross-up provision relating to any excise tax that Mr. Wygod incurs by reason of his receipt of any payment that constitutes an excess parachute payment as defined in Section 280G of the Internal Revenue Code. Any excess parachute payments and related tax gross-up payments made to Mr. Wygod will not be deductible for federal income tax purposes.

HLTH EQUITY COMPENSATION PLAN INFORMATION

The following table contains certain information, as of December 31, 2007, about HLTH’s equity compensation plans.

			(c)
	(a)	(b)	Number of Securities
	Number of	Weighted-Average	Remaining Available for
	Securities to be	Exercise Price of	Future Issuance under Equity
	Issued upon Exercise of	Outstanding	Compensation Plans
	Outstanding Options, Warrants	Options, Warrants	(Excluding Securities
Plan Category(1)	and Rights	and Rights	Reflected in Column (a))

Equity compensation plans approved by security holders	23,451,328	$12.50	13,036,152 (2)
Equity compensation plans not approved by security holders(3)	4,348,410	8.78	765,276 (4)

Total	27,799,738	11.92	13,801,428

(1)	This table does not include outstanding options to acquire 21,934,677 shares of HLTH Common Stock at a weighted-average exercise price of $16.90 per share that were assumed by HLTH in mergers or acquisitions. HLTH cannot grant additional awards under these assumed plans. For additional information regarding the assumed options, see Note 13 to the Consolidated Financial Statements included as Annex B-1 to this joint proxy statement/prospectus. In addition, this table does not include equity plans of WebMD providing for options to purchase shares of WebMD Class A Common Stock and shares of WebMD restricted stock. For information regarding those equity compensation plans, see Note 13 to the Consolidated Financial Statements included as Annex B-1 to this joint proxy statement/prospectus.

(2)	Includes shares of Common Stock reserved for issuance under HLTH’s 1998 Employee Stock Purchase Plan (ESPP). For additional information regarding the ESPP, see Note 13 to the Consolidated Financial Statements included as Annex B-1 to this joint proxy statement/prospectus. The last purchase under the ESPP occurred on April 30, 2008, following which the ESPP was terminated.

(3)	The plans included in this category did not require approval of HLTH stockholders under applicable law and Nasdaq rules at the time such plans were adopted. In accordance with the rules and regulations of the SEC, “equity compensation plans” includes warrants issued to third parties. Accordingly, this category includes warrants to acquire 2,440,838 shares of HLTH Common Stock at a weighted-average exercise price of $9.52 per share. None of these warrants are held by HLTH employees. HLTH cannot grant additional awards under the relevant agreements pursuant to which those warrants were issued. The warrants were issued in a variety of transactions, including transactions with strategic partners, suppliers and service providers. For additional information regarding these warrants, see Note 15 to the Consolidated Financial Statements included as Annex B-1 to this joint proxy statement/prospectus. See “HLTH Equity Compensation Plan Information — Description of Plans Not Approved by Stockholders” below for descriptions of the other “equity compensation plans” in this category.

(4)	Includes 557,958 shares of HLTH Common Stock available for grant of restricted stock awards under HLTH’s 2002 Restricted Stock Plan.

Description of Plans Not Approved by Stockholders

2001 Stock Plan.  The 2001 Employee Non-Qualified Stock Option Plan authorizes the granting of awards of non-qualified stock options to purchase shares of HLTH’s Common Stock to HLTH’s employees who are not subject to Section 16(a) of the Securities Exchange Act of 1934. As of December 31, 2007, options to purchase 207,318 shares of HLTH’s Common Stock were available for grant under the 2001 Stock Plan. The maximum number of shares of HLTH’s Common Stock with respect to one or more options that may be granted during any one calendar year under the 2001 Stock Plan to any one person is 200,000. Generally, options become exercisable ratably over a three to five year period based on their individual grant dates and expire on the tenth anniversary of the date of grant. Options are granted with exercise prices not less than fair market value on the date of grant. The exercise price may be paid in cash or shares of HLTH Common Stock held by the optionee for a period of at least six months or through a cashless exercise arrangement. Upon termination of employment, unvested options generally are forfeited and vested options generally expire 90 days after termination (one year in the case of termination as a result of death or disability or immediately in the event of termination for “cause”). The 2001 Stock Plan is administered by the Compensation Committee of HLTH’s board of directors and all or a portion of such authority may be delegated to one or more officers of HLTH. The Compensation Committee has the authority to designate participants, determine the number, terms and conditions of options, establish, adopt or revise any rules and regulations as it may deem advisable to administer the 2001 Stock Plan and make all other decisions and determinations that may be required under the 2001 Stock Plan. The Compensation Committee has delegated to the Chief Executive Officer of HLTH the authority to grant options (up to certain per employee limits) and determine the terms and conditions of such grants in accordance with the terms of the Plan.

2002 Restricted Stock Plan.  The 2002 Restricted Stock Plan authorizes the granting of awards of shares of HLTH Common Stock that are subject to restrictions on transfer until such time as they are vested. As of December 31, 2007, 557,958 shares of restricted Common Stock were available for grant under the 2002 Restricted Stock Plan. All of HLTH’s employees, other than those officers who are subject to Section 16(a) of the Securities Exchange Act, are eligible for grants under this Plan. The vesting schedule applicable to a restricted stock grant is generally 25% per year subject to the holder’s continued employment on the applicable dates. Unvested restricted stock is subject to forfeiture upon termination of employment. The 2002 Restricted Stock Plan is administered by the Compensation Committee of HLTH’s board of directors, with responsibilities and authority similar to those described above for the 2001 Stock Plan. The authority to grant restricted stock and determine the terms and conditions thereof in accordance with the terms of this Plan (up to certain per employee limits) has been delegated to the Chief Executive Officer of HLTH.

Envoy Stock Plan.  In January 2000, HLTH’s board of directors adopted the Envoy Stock Plan in connection with the acquisition of Envoy Corporation. The Envoy Stock Plan authorized the granting of awards of non-qualified stock options to purchase shares of HLTH Common Stock and grants of shares of Common Stock. As a result of the sale of HLTH’s 52% interest in EBS to General Atlantic on November 16, 2006, which we refer to as the 2006 EBS Sale, no further grants will be made under this Plan. The other terms of the Envoy Stock Plan and its administration are substantially similar to those described above for the 2001 Stock Plan.

Option Agreement with Wayne Gattinella.  The option agreement, entered into on August 20, 2001, provides for a nonqualified stock option to purchase 600,000 shares of Common Stock, at an exercise price of $4.81 per share. The exercise price is equal to the closing price of HLTH Common Stock on the date of grant. No further shares of HLTH’s Common Stock are available for grant under this option agreement. The option, which has vested with respect to all 600,000 shares and has been exercised with respect to 360,119 shares, expires on August 20, 2011. For additional information, see “HLTH Executive Compensation — Employment Agreements with Named Executive Officers — Wayne T. Gattinella” above.

ViPS Stock Plan.  The 2004 Nonqualified Stock Option Plan for Employees of ViPS, Inc., which we refer to as the ViPS Stock Plan, was adopted on July 28, 2004 in connection with HLTH’s acquisition of ViPS. Grants under the plan were limited to ViPS employees who were not executive officers of HLTH. At the time of the closing of the acquisition of ViPS, options to purchase 989,000 shares of HLTH Common Stock were granted under the ViPS Stock Plan to ViPS employees. No further grants will be made under this Plan. The options have an exercise price of $7.27 (the fair market value of HLTH Common Stock on the closing date of the acquisition) and vest 25% per year subject to the holder’s continued employment on the applicable dates. The other terms of the ViPS Stock Plan and its administration are substantially similar to those described above for the 2001 Stock Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF HLTH

Transactions with WebMD

This section describes the material provisions of agreements between WebMD (or one of its subsidiaries) and HLTH (or one of its subsidiaries other than WebMD and its subsidiaries). The Consolidated Financial Statements of HLTH include the accounts of HLTH and all of its majority-owned subsidiaries. Accordingly, transactions between HLTH and WebMD are eliminated in consolidation. For additional information regarding the financial terms of certain of these agreements and charges from WebMD to HLTH and from HLTH to WebMD under certain of these agreements and certain predecessor arrangements, see “Transactions with HLTH” in Annex B-2, “HLTH Corporation 2007 Annual Report — Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in this joint proxy statement/prospectus and Note 5 to the Consolidated Financial Statements included as Annex C-1 to this joint proxy statement/prospectus.

Merger Agreement

For information regarding the merger agreement entered into between HLTH and WebMD, see “The Merger Agreement” above.

Services Agreement

HLTH has entered into a Services Agreement with WebMD pursuant to which HLTH charges WebMD for specified services provided by HLTH. Under the Services Agreement, HLTH receives an amount that reasonably approximates its cost of providing services to WebMD. The services that HLTH provides to WebMD include certain administrative services, including services relating to payroll, accounting, tax planning and compliance, employee benefit plans, legal matters and information processing. In addition, WebMD reimburses HLTH for an allocated portion of certain expenses that HLTH incurs for outside services and similar items, including insurance and audit fees, outside personnel, facilities costs, professional fees, software maintenance fees and telecommunications costs. HLTH has agreed to make the services available to WebMD for a term of up to five years following WebMD’s initial public offering. However, WebMD is not required, under the Services Agreement, to continue to obtain services from HLTH. In the event WebMD wishes to receive those services from a third party or provide them internally, WebMD has the option to terminate services, in whole or in part, at any time it chooses to do so, generally by providing, with respect to the specified services or groups of services, 60 days’ notice and, in some cases, paying a termination fee of not more than $30,000 to cover costs of HLTH relating to the termination. HLTH has the option to terminate the services that it provides to WebMD, in whole or in part, if it ceases to provide such services for itself, upon at least 180 days’ written notice to WebMD. WebMD paid HLTH approximately $3,340,000 for services under the Services Agreement in 2007.

Registration Rights Agreement

HLTH has entered into a Registration Rights Agreement with WebMD, which requires WebMD to use its reasonable best efforts, upon HLTH’s request, to register under the applicable federal and state securities laws any of the shares of WebMD’s equity securities owned by HLTH for sale in accordance with HLTH’s intended method of disposition, and to take such other actions as may be necessary to permit the sale in other jurisdictions, subject to specified limitations. HLTH has the right to include the shares of WebMD’s equity securities it beneficially owns in other registrations of these equity securities WebMD initiates. WebMD is required to pay all expenses incurred in connection with each registration, excluding underwriters’ discounts, if any. Subject to specified limitations, the registration rights are assignable by HLTH and its assignees. The Registration Rights Agreement contains customary indemnification and contribution provisions.

Tax Sharing Agreement

HLTH is a party to a Tax Sharing Agreement with WebMD that governs the respective rights, responsibilities, and obligations of HLTH and WebMD with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding taxes and related tax returns. In general, the Tax Sharing Agreement does not require HLTH or WebMD to reimburse the other party to the extent of any net tax savings realized by the consolidated group, as a result of the group’s utilization of WebMD’s or HLTH’s attributes, including net operating losses, during the period of consolidation. However, under the Tax Sharing Agreement, HLTH has agreed to compensate WebMD for any use of WebMD’s net operating losses that may result from certain extraordinary transactions. Specifically, the Tax Sharing Agreement provides that, if HLTH or any corporation that is controlled, directly or indirectly, by HLTH, other than WebMD or its subsidiaries, has income or gain from the sale of assets (including a subsidiary) outside the ordinary course of business, extinguishment of debt or other extraordinary transaction (“Extraordinary Gains”), HLTH will make a payment to WebMD and its subsidiaries (collectively, the “WebMD Subgroup”) equal to 35% of the amount of the WebMD Subgroup’s NOL carryforwards that are absorbed in the consolidated tax return as a result of the incurrence of such Extraordinary Gains. Under the Tax Sharing Agreement, HLTH reimbursed WebMD approximately $150 million with respect to the sale of EPS to Sage Software, Inc. on November 14, 2006, which we refer to as the EPS Sale, and the 2006 EBS Sale. On February 8, 2008, HLTH completed the 2008 EBS Sale, pursuant to which it sold its 48% minority interest in EBS to an affiliate of General Atlantic LLC and investment funds management by Hellman & Friedman LLC. The sale price was $575 million in cash. Additionally, on July 22, 2008, HLTH completed the sale of ViPS for $225 million in cash. HLTH expects to recognize taxable gains on these transactions and expects to utilize a portion of its federal NOL carryforward to offset a portion of the tax liability resulting from these transactions. The actual amounts of the utilization of the NOL carryforward and of the related reimbursement to WebMD are dependent on numerous factors and cannot be determined with certainty until HLTH completes its income tax calculations for the year ended December 31, 2008. Notwithstanding the foregoing, under the merger agreement, HLTH and WebMD have agreed that, if the merger is consummated, none of the income or gain attributable to the 2008 EBS Sale or the divestiture of ViPS or Porex will be treated as “Extraordinary Gain” and, accordingly, no reimbursement will be required.

WebMD has agreed in the Tax Sharing Agreement that it will not knowingly take or fail to take any action that could reasonably be expected to preclude HLTH’s ability to undertake a split-off or spin-off on a tax-free basis. WebMD has also agreed that, in the event that HLTH decides to undertake a split-off or spin-off of WebMD’s capital stock to HLTH’s stockholders, WebMD will enter into a new Tax Sharing Agreement with HLTH that will set forth the parties’ respective rights, responsibilities and obligations with respect to any such split-off or spin-off.

Beneficial ownership of at least 80% of the total voting power and value of WebMD’s capital stock is required in order for HLTH to continue to include the WebMD Subgroup in its consolidated group for federal income tax purposes. It is the present intention of HLTH to continue to file a single consolidated federal income tax return with its eligible subsidiaries. Each member of the consolidated group for federal income tax purposes will be jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the Tax Sharing Agreement allocates tax liabilities between WebMD and HLTH during the period in which WebMD is included in the consolidated group of HLTH, WebMD could be liable for the federal income tax liability of any other member of the consolidated group in the event any such liability is incurred and not discharged by such other member. The Tax Sharing Agreement provides, however, that HLTH will indemnify WebMD to the extent that, as a result of being a member of the consolidated group of HLTH, WebMD becomes liable for the federal income tax liability of any other member of the consolidated group, other than the WebMD Subgroup. Correspondingly, the Tax Sharing Agreement requires WebMD to indemnify HLTH and the other members of the consolidated group with respect to WebMD’s federal income tax liability. Similar principles generally will apply for income tax purposes in some state, local and foreign jurisdictions.

Indemnity Agreement

WebMD and HLTH have entered into an Indemnity Agreement, under which WebMD and HLTH have agreed to indemnify each other with respect to some matters. WebMD has agreed to indemnify HLTH against liabilities arising from or based on:

•	the operations of WebMD’s business;

•	any material untrue statements or omissions in the Prospectus included in the IPO Registration Statement, other than material untrue statements or omissions contained in or pertaining to information relating solely to HLTH; and

•	guarantees or undertakings made by HLTH to third parties in respect of WebMD’s liabilities or obligations or those of WebMD’s subsidiaries.

HLTH has agreed to indemnify WebMD against liabilities arising from or based on:

•	the operations of HLTH’s business;

•	any material untrue statements or omissions in the Prospectus included in the IPO Registration Statement, other than material untrue statements or omissions contained in or pertaining to information relating solely to WebMD; and

•	certain pre-existing legal proceedings.

The agreement contains provisions governing notice and indemnification procedures.

Intellectual Property License Agreement

The Intellectual Property License Agreement governs certain rights, responsibilities, and obligations of HLTH and WebMD with respect to the name “WebMD” and related intellectual property that HLTH has used. Under the Intellectual Property License Agreement, HLTH transferred its rights to the name “WebMD” and related intellectual property to WebMD prior to the completion of WebMD’s initial public offering.

Private Portals License

HLTH has licensed WebMD’s private portal health and benefits management services for use by HLTH’s employees and the employees of its other subsidiaries for a period of three years, through June 30, 2008. The fees payable by HLTH to WebMD for this license for 2007 were approximately $250,000.

Product Development, Marketing and Related Arrangements

On January 31, 2006, HLTH and WebMD entered into agreements to support each other’s product development and marketing of certain product lines. The parties agreed that WebMD would, in general, manage the product development and marketing of HLTH’s and WebMD’s product lines in the following areas:

•	online tools and applications that are displayed to physicians and consumers that provide “quality” ratings of providers and that analyze patient care (we refer to these types of applications as External Clinical Quality Applications); and

•	online tools and applications that are displayed to end-user consumers, plan members and/or patients to assist in (a) communicating with, or viewing information from, providers or payers, (b) making informed benefit, provider and/or treatment choices, through access to content, personal health records, plan comparison tools, benefit comparison tools, cost treatment indicators, calculators, etc., or (c) managing and utilizing consumer-directed health plans and the related health savings accounts and other consumer directed financial accounts (we refer to all of these types of applications as Consumer-Directed Applications).

The agreements provided that HLTH could continue to develop and market products and services that were principally provided for internal use by healthcare payers. The provisions of these agreements applicable solely to relationships between HLTH and WebMD have been terminated. However, in connection with the EPS Sale and the 2006 EBS Sale and 2008 EBS Sale, separate agreements were entered into with EPS and EBS with respect to certain matters under those agreements, and the separate agreements continue in effect with respect to the following products and services:

•	EPS has agreed to continue its relationship with WebMD to exclusively integrate WebMD’s personal health record with EPS’s clinical products, including EPS’s electronic medical record.

•	EBS has agreed to continue its strategic relationship with WebMD and to offer WebMD the opportunity to provide EBS with External Clinical Quality Applications and Consumer Directed Applications subject to mutual agreement on certain terms. In addition, if WebMD determines to pursue a Consumer Directed Application for the financial administration of the patient encounter, such as clinical messaging or a personal financial record, and requests EBS to assist WebMD in that regard, WebMD and EBS have agreed to use reasonable efforts to integrate and market such applications. In addition, EBS agreed to license certain de-identified data to HLTH for use in the development and commercialization of certain applications.

Other Business Arrangements with WebMD

HLTH has in the past entered into, and may from time to time in the future enter into, other ordinary course business arrangements with WebMD or its subsidiaries that are not material to either company and may not be the subject of any ongoing contract. For example, from time to time, HLTH has advertised some of its products and services on WebMD’s physician portals. In addition, from time to time, WebMD and ViPS have worked together on projects or provided services to each other.

Other Related Party Transactions

HLTH was reimbursed approximately $278,000 and $255,000 for 2007 and 2006, respectively, by Martin J. Wygod, HLTH’s Chairman of the Board, and a corporation that he controls, for personal use of certain of HLTH’s staff and office facilities and for the personal portion of certain travel expenses.

Affiliates of FMR Corp. provide services to HLTH in connection with the HLTH 401(k) Savings and Employee Stock Ownership Plan and the Porex 401(k) Savings Plan. FMR Corp. beneficially owned, based on its holdings as of December 31, 2007 shares representing approximately 13.6% of HLTH’s outstanding Common Stock and approximately 16.5% of the outstanding WebMD Class A Common Stock. The aggregate amount charged to HLTH for these services was approximately $37,000 for 2007 and approximately $82,000 for 2006. In 2004, the WebMD segment entered into an agreement with Fidelity Human Resources Services Company LLC (“FHRS”) (formerly known as Fidelity Employer Services Company LLC), an affiliate of FMR Corp., to integrate WebMD’s private portals product into the services FHRS provides to its clients. FHRS provides human resources administration and benefit administration services to employers. HLTH recorded revenue of $10,362,000 in 2007 and $7,802,000 in 2006 related to the FHRS agreement, and $1,544,000 and $2,145,000, respectively, were included in accounts receivable, related to the FHRS agreement, as of December 31, 2007 and December 31, 2006. For additional information, see “WebMD — Private Portals — Relationship with Fidelity Human Resources Services Company LLC” in Item 1 of HLTH’s Annual Report on Form 10-K for the year ended December 31, 2007 and Note 19 to the Consolidated Financial Statements included as Annex B-1 to this joint proxy statement/prospectus.

Audit Committee Review of Related Party Transactions

Under HLTH’s Code of Business Conduct, directors and executive officers are required to disclose to HLTH’s General Counsel or Compliance Officer any transactions or relationships they are involved in that present or may present a conflict of interest with HLTH, including those that would be required to be disclosed as a related party transaction under applicable SEC rules. Under HLTH’s Code of Business Conduct and the Audit Committee Charter, the Audit Committee has authority to determine whether to approve or ratify such transactions and relationships on behalf of HLTH, other than transactions between HLTH and WebMD which, as described below, are overseen by the Related Parties Committee of the board. The Audit Committee considers whether to ratify or approve such transactions and relationships on a case-by-case basis, rather than pursuant to a general policy.

If not disclosed to the Audit Committee or if, after disclosure, not ratified or approved by the Audit Committee, a transaction or relationship presenting a conflict of interest or potential conflict of interest between a director or executive officer and HLTH may violate HLTH’s Code of Business Conduct and other company policies. When reviewing such a relationship or transaction, the Audit Committee will examine the terms of the transaction to determine how close they are to terms that would be likely to be found in a similar arm’s-length transaction and, if not, whether they are otherwise reasonable and fair to HLTH. In addition, the Audit Committee will consider the nature of the related party’s interest in the transaction and the significance of the transaction to the related party. If the transaction involves a non-employee director, the Audit Committee may also consider whether the transaction would compromise the director’s independence. The Audit Committee may condition its ratification or approval of a transaction or relationship on imposition of specified limitations on the transaction or relationship or specific monitoring requirements on an ongoing basis.

In the case of transactions and relationships between HLTH and WebMD, HLTH’s board has delegated ongoing authority to ratify, approve and monitor them to the Related Parties Committee of the board. See “HLTH Corporate Governance — Committees of the Board of Directors — Related Parties Committee” above. The Related Parties Committee of the HLTH board consists solely of non-employee directors who are not also directors of WebMD. WebMD has a similar committee with authority to ratify, approve and monitor those transactions and relationships on its behalf, consisting solely of non-employee directors who are not also directors of HLTH.

REPORT OF THE HLTH AUDIT COMMITTEE

The current members of the Audit Committee of HLTH’s board of directors are Paul A. Brooke, James V. Manning and Joseph E. Smith and Mr. Manning is the Chairman. The Audit Committee is responsible for, among other things:

•	retaining and overseeing the registered public accounting firm that serves as HLTH’s independent auditor and evaluating its performance and independence;

•	reviewing the annual audit plan with HLTH’s management and registered public accounting firm;

•	pre-approving any permitted non-audit services provided by HLTH’s registered public accounting firm;

•	approving the fees to be paid to HLTH’s registered public accounting firm;

•	reviewing the adequacy and effectiveness of HLTH’s internal controls with HLTH’s management, internal auditors and registered public accounting firm;

•	reviewing and discussing the annual audited financial statements and the interim unaudited financial statements with HLTH’s management and registered public accounting firm;

•	approving HLTH’s internal audit plan and reviewing reports of HLTH’s internal auditors;

•	determining whether to approve related party transactions (see “Certain Relationships and Related Transactions of HLTH — Audit Committee Review of Related Party Transactions” above); and

•	overseeing the administration of HLTH’s Code of Business Conduct.

The Audit Committee operates under a written charter adopted by the board of directors.

This report reviews the actions taken by the Audit Committee with regard to HLTH’s financial reporting process for 2007 and particularly with regard to HLTH’s audited consolidated financial statements and the related schedule included in HLTH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

HLTH’s management has the primary responsibility for HLTH’s financial statements and reporting process, including the systems of internal controls. HLTH’s independent auditors are responsible for performing an independent audit of HLTH’s consolidated financial statements and the related schedule in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon and a report on the effectiveness of internal control over financial reporting. The Audit Committee’s responsibility is to monitor and oversee these processes. In carrying out its oversight responsibilities, the Audit Committee is not providing any expert or special assurance as to HLTH’s financial statements or systems of internal controls or any professional certification as to the independent auditors’ work. The Audit Committee has implemented procedures to ensure that, during the course of each fiscal year, it devotes the attention that it deems necessary or appropriate to fulfill its oversight responsibilities under the Audit Committee’s charter.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements and the Report of Management on Internal Control Over Financial Reporting included in HLTH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and in HLTH’s Current Report on Form 8-K filed on June 27, 2008. In addition, the Audit Committee reviewed with HLTH’s independent auditors, Ernst & Young LLP, who are responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles, their judgments as to the quality, rather than just the acceptability, of HLTH’s accounting principles and such other matters as are required to be discussed with the Audit Committee under Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, other standards of the Public Company Accounting Oversight Board (United States) SEC rules, and other professional standards. The Audit Committee also reviewed with Ernst & Young the “Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting” included in HLTH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and in HLTH’s Current Report on Form 8-K filed on June 27, 2008. In addition, the Audit Committee discussed with Ernst & Young their independence from management and HLTH, including the matters in the written disclosures required of Ernst & Young by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as adopted, on an interim basis, by the Public Company Accounting Oversight Board pursuant to Rule 3600T. The Audit Committee also considered whether the provision of non-audit services (see the section entitled “HLTH Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm — Services and Fees of Ernst & Young” below) during 2007 by Ernst & Young is compatible with maintaining Ernst & Young’s independence.

Additionally, the Audit Committee discussed with HLTH’s independent auditors the overall scope and plan for their audit of HLTH’s financial statements and their audits of its internal control over financial reporting. The Audit Committee met with the independent auditors, with and without management present, to discuss the results of their examination, their evaluation of HLTH’s internal controls and the overall quality of HLTH’s financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to our board of directors that the audited financial statements and related schedule and management’s assessment of the effectiveness of HLTH’s internal control over financial reporting be included in HLTH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for filing with the SEC. The Audit Committee has also approved the retention of Ernst & Young as HLTH’s independent auditors for 2008 in the event that the merger is not completed.

Paul A. Brooke
James V. Manning
Joseph E. Smith

HLTH PROPOSAL 3: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

A proposal to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as HLTH’s independent auditor for the fiscal year ending December 31, 2008, in the event that the merger is not completed.

The Audit Committee has appointed the firm of Ernst & Young LLP, an independent registered public accounting firm, to be HLTH’s independent auditor for the current fiscal year in the event that the merger is not completed and, with the endorsement of the board of directors, recommends to stockholders that they ratify that appointment. Ernst & Young has served as HLTH’s independent auditors since 1995.

Although stockholder approval of the Audit Committee’s appointment of Ernst & Young is not required by law, the board of directors believes that it is advisable and a matter of good corporate practice to give stockholders an opportunity to ratify this appointment. If this proposal is not approved at the Annual Meeting, the Audit Committee will reconsider its appointment of Ernst & Young.

A representative of Ernst & Young is expected to be present at the Annual Meeting. The representative will be afforded an opportunity to make a statement and will be available to respond to questions by stockholders. If the selection of Ernst & Young is ratified, the Audit Committee nevertheless retains the discretion to select different accounting firms in the future, should the Audit Committee then deem such selection to be in HLTH’s best interest and in the best interest of the stockholders. Any such selection need not be submitted to a vote of stockholders.

THE HLTH BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”
THE APPROVAL OF PROPOSAL 3.

Services and Fees of Ernst & Young

In addition to retaining Ernst & Young LLP to audit its consolidated financial statements for 2007 and 2006 and to review its quarterly financial statements during those years, HLTH retained Ernst & Young to provide certain related services. The fees for Ernst & Young’s services to HLTH (including services to WebMD) were:

Type of Fees	2007	2006

Audit Fees	$1,903,198	$3,919,332
Audit-Related Fees	162,775	2,393,470
Tax Fees	353,561	280,982
All Other Fees	1,500	1,500

Total Fees	$2,421,034	$6,595,284

In the above table, in accordance with applicable SEC rules:

•	“audit fees” include: (a) fees billed for professional services (i) for the audit of the consolidated financial statements included in HLTH’s and WebMD’s Annual Reports on Form 10-K for that fiscal year, (ii) for review of the consolidated financial statements included in HLTH’s and WebMD’s Quarterly Reports on Form 10-Q filed during that fiscal year, and (iii) for the audits of internal control over financial reporting and management’s assessment of internal control over financial reporting for that fiscal year with respect to HLTH and WebMD; and (b) fees billed for services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements for that year;

•	“audit-related fees” are fees billed in the year for assurance and related services that are reasonably related to the performance of the audit or review of HLTH’s financial statements, which consisted of fees related to audits of HLTH’s employee benefit plans for that year and, for 2006, included fees for the audit, due diligence and other services related to the 2006 EBS Sale and the EPS Sale;

•	“tax fees” are fees billed in the year for professional services for tax compliance, tax advice, and tax planning and analysis; and

•	“all other fees” are fees billed in the year for any products and services not included in the first three categories and consisted of a subscription to Ernst & Young’s online research tool.

None of these services was provided pursuant to a waiver of the requirement that such services be pre-approved by the Audit Committee. The Audit Committee has determined that the provision by Ernst & Young of non-audit services to HLTH in 2007 is compatible with Ernst & Young maintaining their independence.

The Audit Committee considers whether to pre-approve permissible non-audit services and fees on a case-by-case basis, rather than pursuant to a general policy, with the exception of acquisition-related due diligence engagements, which have been pre-approved by the Audit Committee and are subject to monitoring by the Chairman of the Audit Committee. To ensure prompt handling of unexpected matters, the Audit Committee has delegated to its Chairman the authority to pre-approve permissible non-audit services and fees and to amend or modify pre-approvals that have been granted by the entire Audit Committee. A report of any such actions taken by the Chairman is provided to the Audit Committee at the next Audit Committee meeting.

THE WEBMD ANNUAL MEETING

WebMD is furnishing this joint proxy statement/prospectus and the accompanying Notice of Annual Meeting and proxy card to WebMD stockholders as part of the solicitation of proxies by the WebMD board of directors for use at the WebMD Annual Meeting.

Date, Time and Place of WebMD Annual Meeting

WebMD will hold the WebMD Annual Meeting on December 5, 2008, at [  :  ] [     ].m., Eastern time, at          .

Proposals to be Considered at the WebMD Annual Meeting

The following proposals will be considered and voted on at the Annual Meeting:

•	Proposal 1: A proposal to adopt the agreement and plan of merger, dated February 20, 2008, as amended by those certain amendments to the agreement and plan of merger, dated May 6, 2008 and September 12, 2008, between HLTH and WebMD, and approve the transactions contemplated by that agreement, including the merger.

•	Proposal 2: Election of two Class III directors, each to serve a three-year term expiring at the Annual Meeting of Stockholders in 2011 or until his successor is elected and has qualified or his earlier resignation or removal. The two nominees are:

Martin J. Wygod
Jerome C. Keller

•	Proposal 3: A proposal to ratify and approve an amendment to WebMD’s Amended and Restated 2005 Long-Term Incentive Plan to increase the number of shares of WebMD Common Stock issuable under that Plan by [ ] shares, to a total of [ ] shares.

•	Proposal 4: A proposal to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as WebMD’s independent auditor for the fiscal year ending December 31, 2008.

The board of directors of WebMD has determined that Proposal 1 is advisable and in the best interest of the holders of WebMD Common Stock. The board of directors of WebMD recommends that you vote “FOR” the approval and adoption of Proposal 1. The board of directors also recommends a vote “FOR” the election of each of the nominees for director listed in Proposal 2 and “FOR” Proposals 3 and 4.

Record Date

Only holders of record of WebMD Common Stock at the close of business on October 24, 2008, the record date for the WebMD Annual Meeting, are entitled to notice of and to vote at the WebMD Annual Meeting. As of the close of business on the record date, there were [9,602,649] shares of WebMD Class A Common Stock outstanding and entitled to vote held of record by approximately [70] stockholders, although WebMD believes that there are approximately 5,000 beneficial owners of Class A Common Stock. Unvested shares of restricted Class A Common Stock granted under the 2005 Plan and the WebMD Health Corp. Long-Term Incentive Plan for Employees of Subimo, LLC (which we refer to as WebMD restricted stock) are entitled to vote at the Annual Meeting and are included in the above number of outstanding shares of Class A Common Stock. As of the close of business on the record date, there were 48,100,000 shares of WebMD’s Class B Common Stock outstanding and entitled to vote, all of which are held of record by HLTH Corporation (which we refer to in this joint proxy statement/prospectus as HLTH and which was formerly known as Emdeon Corporation). No other voting securities of WebMD are outstanding.

Vote and Quorum Required

On all matters to be considered at the Annual Meeting:

•	the holders of Class A Common Stock and the holders of Class B Common Stock vote together as a single class and their votes are counted and totaled together;

•	each share of Class A Common Stock is entitled to one vote per share; and

•	each share of Class B Common Stock is entitled to five votes per share.

Accordingly, the aggregate voting power of the outstanding shares of WebMD Common Stock is equal to the [9,602,649] votes that the [9,602,649] shares of Class A Common Stock are entitled to cast plus the [240,500,00] votes that the [48,100,000] shares of Class B Common Stock are entitled to cast, which totals [250,102,649]. HLTH’s ownership of the [48,100,000] shares of Class B Common Stock represents approximately [96.2]% of the combined voting power of the two classes of Common Stock. As a result, HLTH is able, acting alone, to cause the approval of all proposals submitted for a vote at the Annual Meeting. HLTH has indicated that it intends to vote in favor of the election of each the nominees for director listed in Proposal 2 and in favor of each of Proposals 1, 3 and 4.

The presence, in person or by properly executed proxy, of the holders of a majority of the voting power of the outstanding shares entitled to vote at the Annual Meeting is necessary to constitute a quorum at the meeting. Abstentions will be counted as shares that are present and entitled to vote for purposes of determining whether a quorum is present. Shares held by nominees for beneficial owners will also be counted for purposes of determining whether a quorum is present if the nominee has the discretion to vote on at least one of the matters presented and even though the nominee may not exercise discretionary voting power with respect to other matters and voting instructions have not been received from the beneficial owner (sometimes referred to as a broker non-vote). If a quorum is not present, the Annual Meeting may be adjourned from time to time until a quorum is obtained.

Proposal 1 (Adoption of Merger Agreement).  The affirmative vote of the holders of a majority of the voting power of the outstanding shares entitled to vote at the WebMD Annual Meeting is required to adopt the merger agreement and approve the merger. Because the required vote on the merger is based on the number of shares of WebMD Common Stock outstanding rather than on the number of votes cast, failure to vote your shares of WebMD Common Stock (including as a result of broker non-votes) and abstentions will have the same effect as voting “AGAINST” adoption of the merger agreement and approval of the merger.

Proposal 2 (Election of Directors).  Election of directors is by a plurality of the votes cast at the Annual Meeting with respect to such election. Accordingly, the two nominees receiving the greatest number of votes for their election to Class III will be elected as Class III directors. Abstentions and instructions on the accompanying proxy card to withhold authority to vote with respect to a nominee will result in that nominee receiving fewer votes for election.

Proposal 3 (Amendment to 2005 Plan) and Proposal 4 (Ratification of Appointment of Independent Registered Public Accounting Firm).  The affirmative vote of the holders of a majority of the voting power of the outstanding shares present or represented at the meeting and entitled to vote on the matter is required to ratify and approve the amendment to WebMD’s Amended and Restated 2005 Long-Term Incentive Plan to increase the number of shares of WebMD Common Stock issuable under that Plan by [          ] shares, to a total of [          ] shares described in Proposal 3 and to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as WebMD’s independent auditor described in Proposal 4. Abstentions with respect to Proposal 3 or Proposal 4 will be treated as shares that are present or represented at the meeting, but will not be counted in favor of the respective proposal. Accordingly, an abstention from voting on Proposal 3 or Proposal 4 will have the same effect as a vote “AGAINST” the respective proposal. Because brokers do not have discretionary authority to vote on Proposal 3, broker non-votes with respect to Proposal 3 will not be considered as entitled to vote at the meeting for purposes of that proposal and, accordingly, will have no impact on the outcome of the vote with respect to that proposal.

As of October 24, 2008, which is the record date for the WebMD Annual Meeting, the directors and executive officers of WebMD held and are entitled to vote, in the aggregate, shares of WebMD Class A Common Stock representing approximately [0.3]% of the aggregate voting power of the outstanding shares of WebMD Common Stock. WebMD believes that its directors and executive officers intend to vote all of their shares of WebMD Class A Common Stock “FOR” the proposal to adopt the merger agreement and approve the merger at the WebMD Annual Meeting. For a description of the reasons for the merger, see “Special Factors — WebMD’s Purposes and Reasons for the Merger.”

Voting of Proxies

All properly signed proxies that are received prior to the vote at the Annual Meeting and that are not revoked will be voted (or withheld from voting, as the case may be) at the Annual Meeting according to the instructions indicated on the proxies or, if no direction is indicated, as follows:

•	FOR the adoption of the merger agreement and approval of the merger, as described in Proposal 1;

•	FOR the election of each of the nominees for director listed below in Proposal 2;

•	FOR the ratification and approval of the amendment to WebMD’s Amended and Restated 2005 Long-Term Incentive Plan to increase the number of shares of WebMD Common Stock issuable under that Plan by [ ] shares, to a total of [ ] shares;

•	FOR the ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as WebMD’s independent auditor for the fiscal year ending December 31, 2008.

None of the proposals requires the approval of any other proposal to become effective.

Please note, however, that if a stockholder’s shares are held of record by a broker, bank or other nominee and that stockholder wishes to vote at the Annual Meeting, the stockholder must bring to the meeting a letter from the broker, bank or other nominee confirming the stockholder’s beneficial ownership of the shares.

WebMD’s board of directors does not know of any matter that is not referred to herein to be presented for action at the Annual Meeting. If any other matters are properly brought before the meeting, the persons named in the proxies will have discretion to vote on these matters in accordance with their judgment.

Revocability of Proxies

Submitting a proxy on the enclosed form does not preclude a WebMD stockholder of record from voting in person at the WebMD Annual Meeting. A WebMD stockholder of record may revoke a proxy at any time before it is voted by taking any of the following actions:

•	delivering to the Secretary of WebMD, at the address set forth above, prior to the vote at the WebMD Annual Meeting, a written notice, bearing a date later than the date of the proxy, stating that the proxy is revoked;

•	signing and so delivering a proxy relating to the same shares and bearing a later date prior to the vote at the WebMD Annual Meeting; or

•	attending the WebMD Annual Meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy.

WebMD stockholders whose shares are held in street name should contact their broker, bank or nominee for instructions regarding voting at the WebMD Annual Meeting or revoking previously submitted instructions regarding how their shares are to be voted.

Solicitation of Proxies

HLTH will pay the expenses of soliciting proxies from its stockholders to be voted at the WebMD Annual Meeting and the cost of preparing and mailing this joint proxy statement/prospectus to its stockholders.

Following the original mailing of this joint proxy statement/prospectus and other soliciting materials, WebMD and its agents also may solicit proxies by mail, telephone, facsimile or in person. In addition, proxies may be solicited from WebMD stockholders by WebMD’s directors, officers and employees in person or by telephone, facsimile or other means of communication. These officers, directors and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with the solicitation by HLTH. Following the original mailing of this joint proxy statement/prospectus and other soliciting materials, WebMD will request brokers, custodians, nominees and other record holders of WebMD’s Class A Common Stock to forward copies of this joint proxy statement/prospectus and other soliciting materials to persons for whom they hold shares of WebMD Class A Common Stock and to request authority for the exercise of proxies. In these cases, HLTH will, upon the request of the record holders, reimburse these holders for their reasonable expenses. WebMD has retained Innisfree M&A Incorporated, a proxy solicitation firm, for assistance in connection with the solicitation of proxies for the Annual Meeting. Any customary fees of Innisfree M&A Incorporated plus reimbursement of out-of-pocket expenses will be paid by HLTH.

Dissenters’ Rights

The stockholders of WebMD will not be entitled to exercise dissenters’ rights with respect to any matter to be voted upon at the WebMD Annual Meeting.

WEBMD PROPOSAL 1: ADOPTION OF THE MERGER AGREEMENT

Adoption of the agreement and plan of merger, dated February 20, 2008, as amended by those certain amendments to the agreement and plan of merger, dated May 6, 2008 and September 12, 2008, between HLTH and WebMD, and approval of the transactions contemplated by that agreement, including the merger.

As described in further detail in “Questions and Answers,” “Summary,” “Special Factors,” and “The Merger Agreement,” the Board of Directors of WebMD has approved the merger of HLTH with and into WebMD, subject to receipt of the approval of the stockholders of WebMD at the WebMD Annual Meeting. The merger cannot be completed unless WebMD receives the affirmative vote of the holders of a majority of the voting power of the outstanding shares entitled to vote on the proposal to adopt the merger agreement and approve the merger. HLTH has agreed, in the merger agreement, to vote the shares of WebMD Common Stock that it owns in favor of WebMD Proposal 1. HLTH’s ownership of all outstanding shares of Class B Common Stock represents over 96% of the combined voting power of the outstanding WebMD Common Stock. As a result, HLTH is able, acting alone, to cause the approval of WebMD Proposal 1.

If the merger agreement is adopted and the merger approved, the certificate of incorporation of WebMD will be amended and restated in the merger, in the form included in Annex H, upon the filing with the Secretary of the State of Delaware of the certificate of merger with respect to the merger. As so amended and restated, the WebMD certificate of incorporation would provide for a maximum number of shares of WebMD Common Stock of 650,000,000 (an amount equal to the sum of the maximum number of shares of Class A Common Stock and the maximum number of shares of Class B Common Stock under the existing certificate of incorporation). The amendment contemplated by Annex H would also make certain other changes required in order to implement the removal of the existing dual-class capitalization structure. The only further changes contemplated by Annex H merely give effect, at the time of the merger, to provisions of the existing certificate of incorporation that would automatically have become effective whenever HLTH ceased to own a majority of the voting power of WebMD’s outstanding Common Stock.

THE WEBMD BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

WEBMD DIRECTORS AND EXECUTIVE OFFICERS

The charts below list WebMD’s directors and executive officers and are followed by biographical information about them and a description of certain corporate governance matters. The address of each of WebMD’s directors and executive officers is c/o WebMD Health Corp., 111 Eighth Avenue, New York, NY 10011.

Directors

Name	Age	Positions

Mark J. Adler, M.D.(3)(4)	52	Director; Chairman of the Compensation Committee
Neil F. Dimick(1)(2)(4)(5)	59	Director; Chairman of the Nominating Committee; Chairman of the Governance & Compliance Committee
Wayne T. Gattinella(1)	56	Director; Chief Executive Officer and President
Jerome C. Keller	66	Director
James V. Manning(1)(2)(4)	61	Director; Chairman of the Audit Committee
Abdool Rahim Moossa, M.D.(3)(5)(6)	69	Director
Stanley S. Trotman, Jr.(2)(3)(5)(6)	65	Director; Chairman of the Related Parties Committee
Martin J. Wygod(1)	68	Chairman of the Board

(1)	Member of the Executive Committee

(2)	Member of the Audit Committee

(3)	Member of the Compensation Committee

(4)	Member of the Governance & Compliance Committee

(5)	Member of the Nominating Committee

(6)	Member of the Related Parties Committee

For a description of each of the standing committees of the board of directors and other corporate governance matters, see “WebMD Corporate Governance” below. Dr. Adler and Messrs. Dimick, Manning and Wygod are also members of the board of directors of HLTH which, through its ownership of WebMD Class B Common Stock, owns approximately 84% of WebMD’s total outstanding Common Stock and approximately 96% of the combined voting power of WebMD’s outstanding Common Stock as of October 8, 2008.

Executive Officers

Name	Age	Positions

Wayne T. Gattinella	56	Chief Executive Officer and President
Anthony Vuolo	50	Chief Operating Officer
Mark D. Funston	49	Executive Vice President and Chief Financial Officer
Nan-Kirsten Forte	46	Executive Vice President — Consumer Services
Craig Froude	42	Executive Vice President — WebMD Health Services
William Pence	45	Executive Vice President and Chief Technology Officer
Douglas W. Wamsley	50	Executive Vice President, General Counsel and Secretary
Martin J. Wygod	68	Chairman of the Board
Steven Zatz, M.D.	51	Executive Vice President — Professional Services

Mark J. Adler, M.D. has been a member of WebMD’s board of directors since September 2005 and a member of HLTH’s board of directors since September 2000. Dr. Adler is an oncologist and has, for more than five years, been CEO and Medical Director of the San Diego Cancer Center and a director of the San Diego Cancer Research Institute. Until April 2006, he had also been, for more than five years, the Chief Executive Officer of the internal medicine and oncology group of Medical Group of North County, which is based in San Diego, California, and he continues to be a member of that Medical Group.

Neil F. Dimick has been a member of WebMD’s board of directors since September 2005 and a member of HLTH’s board of directors since December 2002. Mr. Dimick served as Executive Vice President and Chief Financial Officer of AmerisourceBergen Corporation, a wholesale distributor of pharmaceuticals, from 2001 to 2002 and as Senior Executive Vice President and Chief Financial Officer and as a director of Bergen Brunswig Corporation, a wholesale distributor of pharmaceuticals, for more than five years prior to its merger in 2001 with AmeriSource Health Corporation to form AmerisourceBergen. He also serves as a member of the boards of directors of the following companies: Alliance Imaging Inc., a provider of outsourced diagnostic imaging services to hospitals and other healthcare companies; Global Resources Professionals, an international professional services firm that provides outsourced services to companies on a project basis; Mylan Laboratories, Inc., a pharmaceutical manufacturer; and Thoratec Corporation, a developer of products to treat cardiovascular disease.

Nan-Kirsten Forte has, since July 2005, served as Executive Vice President, Consumer Services of WebMD. For more than five years prior to that, Ms. Forte served as an Executive Vice President of WebMD, Inc., a subsidiary that HLTH contributed to WebMD in connection with WebMD’s initial public offering, where she focused on the consumer portals. From 1997 until its merger with HLTH in November 1999, Ms. Forte was President, Programming and Product Development of Medcast, Greenberg News Networks. Prior to Medcast, she was President of Health of iVillage where she launched iVillage’s first health channel, called “Better Health.” Ms. Forte has been a member of the American Medical Writers Association and the American Medical Illustrators Association.

Craig Froude has served, since July 2005, as Executive Vice President — WebMD Health Services of WebMD. From October 2002 until July 2005, Mr. Froude served as Senior Vice President and General Manager of WebMD’s Healthcare Services Group, which conducts WebMD’s private portals business and which HLTH contributed to WebMD in connection with WebMD’s initial public offering. From December 1996 until its acquisition by HLTH in October 2002, Mr. Froude served as Chairman and Chief Executive Officer of WellMed, Inc., a predecessor to WebMD’s Healthcare Services Group.

Mark D. Funston has served as Executive Vice President and Chief Financial Officer of WebMD since August 2007 and of HLTH since November 2006. Prior to joining HLTH, Mr. Funston was Interim Chief Financial Officer of Digital Harbor, Inc., a privately held software company, from November 2005. Prior to that, Mr. Funston served as Chief Financial Officer of Group 1 Software, Inc., a publicly traded software company, from 1996 until its acquisition by Pitney Bowes in 2004. From 1989 to 1996, Mr. Funston was Chief Financial Officer of COMSAT RSI, Inc. (formerly Radiation Systems, Inc.), a publicly traded telecommunications manufacturing company acquired by COMSAT Corporation in 1994.

Wayne T. Gattinella has served, since 2005, as Chief Executive Officer and President of WebMD, and of HLTH’s WebMD segment, and as a member of WebMD’s board of directors. Prior to that, he served as President of HLTH’s WebMD segment from the time he joined HLTH in 2001. From 2000 to 2001, Mr. Gattinella was Executive Vice President and Chief Marketing Officer for People PC, an Internet services provider. Mr. Gattinella had previously held senior management positions with Merck-Medco (now Medco Health Solutions) and MCI Telecommunications. Mr. Gattinella currently serves on Drexel University’s LeBow College of Business Advisory Board.

Jerome C. Keller has been a member of WebMD’s board of directors since September 2005. From 1997 until he retired in October 2005, Mr. Keller served as Senior Vice President, Sales and Marketing at Martek Biosciences Corporation, a company that develops and sells microalgae products, and he has served, since

October 2005, as a member of its board of directors. He served as Vice President of Sales for Merck & Co. Inc., a pharmaceutical company, from 1986 to 1993.

James V. Manning has been a member of WebMD’s board of directors since September 2005. He has been a member of HLTH’s board of directors since September 2000 and, prior to that, was a member of a predecessor company’s board of directors for more than five years.

Abdool Rahim Moossa, M.D. has been a member of WebMD’s board of directors since September 2005. He currently serves as the Distinguished Professor of Surgery and Emeritus Chairman, Associate Dean and Special Counsel to the Vice Chancellor for Health Sciences, Director of Tertiary and Quaternary Referral Services for the University of California, San Diego, or UCSD. Prior to that he served as Professor and Chairman, Department of Surgery, UCSD from 1983 to 2003. He also serves as a member of the board of directors of U.S. Medical Instruments, Inc., a technology-based medical device manufacturer, and the Foundation for Surgical Education.

William Pence joined WebMD as Executive Vice President and Chief Technology Officer in November 2007. Before joining WebMD, Dr. Pence had served as Chief Technology Officer and Senior Vice President at Napster since 2003. From 2000 to 2003, Dr. Pence was the Chief Technology Officer for Universal Music Group’s online initiatives and for the pressplay joint venture with Sony. That joint venture later served as the basis for the relaunched Napster service. Previously Dr. Pence spent more than a decade at IBM, where he held various technology management positions in Research as well as in the Software Division, focused on guiding research and development and commercializing technology for IBM product divisions. Dr. Pence received a B.S. degree in Physics from the University of Virginia, and a Ph.D. in Electrical Engineering from Cornell University.

Stanley S. Trotman, Jr. has been a member of WebMD’s board of directors since September 2005. Mr. Trotman retired in 2001 from UBS Financial Services, Inc. after it acquired, in 2000, PaineWebber Incorporated, an investment banking firm where he had been a Managing Director with the Health Care Group since 1995. He serves as a member of the board of directors of American Shared Hospital Services, a public company that provides radio surgery services to medical centers for use in brain surgery. He also serves as a director of Ascend Health Care Corp., a privately-held company that provides services to acute psychiatric patients.

Anthony Vuolo became Chief Operating Officer of WebMD in July 2007. From May 2005 until August 2007, Mr. Vuolo served as Executive Vice President and Chief Financial Officer of WebMD. Mr. Vuolo served as Executive Vice President, Business Development of HLTH from May 2003 until July 2005. From September 2000 to May 2003, Mr. Vuolo was Executive Vice President and Chief Financial Officer of HLTH. Prior to that, Mr. Vuolo served in senior management positions at HLTH and its predecessors for more than five years.

Douglas W. Wamsley has, since July 2005, served as Executive Vice President, General Counsel and Secretary of WebMD. From September 2001 until July 2005, Mr. Wamsley served as Senior Vice President — Legal of HLTH, focusing on its WebMD segment. Prior to joining HLTH, Mr. Wamsley served as Executive Vice President and General Counsel of Medical Logistics, Inc. from February 2000 through July 2001.

Martin J. Wygod has, since May 2005, served as Chairman of the Board of WebMD. In addition, he has served as HLTH’s Acting Chief Executive Officer since February 2008, as HLTH’s Chairman of the Board since March 2001 and as a member of the board of directors of HLTH since September 2000. From October 2000 until May 2003, he also served as HLTH’s Chief Executive Officer and, from September 2000 until October 2000, also served as Co-CEO of HLTH. He is also engaged in the business of racing, boarding and breeding thoroughbred horses, and is President of River Edge Farm, Inc.

Steven Zatz, M.D. has, since July 2005, served as Executive Vice President, Professional Services of WebMD. From October 2000 to July 2005, Dr. Zatz has served as an Executive Vice President of WebMD, Inc., a subsidiary that HLTH contributed to WebMD in connection with WebMD’s initial public offering, where he focused on the physician portals, and also served as an Executive Vice President of HLTH. Dr. Zatz was Senior Vice President, Medical Director of CareInsite, Inc. from June 1999 until its acquisition by HLTH in September 2000. Prior to joining CareInsite, Dr. Zatz was senior vice president of RR Donnelly Financial in charge of its healthcare business from October 1998 to May 1999. From August 1995 to May 1998, Dr. Zatz was President of Physicians’ Online, an online portal for physicians.

No family relationship exists among any of WebMD’s directors or executive officers. No arrangement or understanding exists between any director or executive officer of WebMD and any other person pursuant to which any of them were selected as a director or executive officer; provided, however, that HLTH has the ability to cause the election or removal of WebMD’s entire board of directors. See “WebMD Corporate Governance — Control by HLTH” below. Under the terms of the merger agreement, it is contemplated that the members of the board of directors of HLTH who are not currently members of WebMD’s board will join WebMD’s board upon the closing of the merger.

Each executive officer and director of WebMD is a United States citizen except for Dr. Abdool Rahin Moossa, who is a citizen of the United Kingdom and permanent resident of the United States. Neither WebMD nor any of its respective directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

SECURITY OWNERSHIP OF CERTAIN WEBMD BENEFICIAL OWNERS
AND WEBMD MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of WebMD Class A Common Stock and HLTH Common Stock, as of October 8, 2008 (except where otherwise indicated), by each person or entity known by WebMD to beneficially own more than 5% of its Class A Common Stock, by each of its directors, by each of its Named Executive Officers and by all of its directors and executive officers as a group. This table also provides information with respect to the beneficial ownership of WebMD Class B Common Stock (all of which is owned by HLTH) taken together with WebMD Class A Common Stock. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons listed in the table below have sole voting and investment power with respect to all shares of WebMD Class A Common Stock and HLTH Common Stock shown as beneficially owned by them. Unless otherwise indicated, the address of each of the beneficial owners identified is c/o WebMD Health Corp., 111 Eighth Avenue, New York, NY 10011.

						Percent of
	WebMD		Percent of	WebMD		Total WebMD
	Class A		WebMD	Class B	Total	Class A and	HLTH
Name and Address	Common		Class A	Common	WebMD	Class B	Common
of Beneficial Owner	Stock(1)		Outstanding(2)	Stock(3)	Shares	Outstanding(2)	Stock(4)

HLTH Corporation	48,100,000	(2)	83.4%	48,100,000	48,100,000	83.4%	n/a
669 River Drive, Center 2 Elmwood Park, NJ 07407
Vanguard(5)	483,521		5.0%	—	483,521	*	n/a
100 Vanguard Blvd.
Malvern, PA 19355
Natixis Asset Management Advisors, L.P.(6)	479,481		5.0%	—	479,481	*	n/a
399 Boylston Street Boston, MA 02116
Mark J. Adler, M.D.	33,653	(7)	*	—	33,653	*	230,349
Neil F. Dimick	39,150	(8)	*	—	39,150	*	41,665
Nan-Kirsten Forte	47,650	(9)	*	—	47,650	*	570,793
Mark D. Funston	—		*	—	—	*	150,000
Wayne T. Gattinella	234,953	(10)	2.4%	—	234,953	*	510,099
Jerome C. Keller	38,575	(11)	*	—	38,575	*	157
James V. Manning	77,839	(12)	*	—	77,839	*	800,264
Abdool Rahim Moossa, M.D.	34,593	(13)	*	—	34,593	*	—
Stanley S. Trotman, Jr.	60,191	(14)	*	—	60,191	*	35,000
Anthony Vuolo	188,900	(15)	1.9%	—	188,900	*	1,470,000
Martin J. Wygod	601,207	(16)	6.2%	—	601,207	1.0%	11,916,183
All executive officers and directors as a group (15 persons)	1,702,176		16.3%	—	1,702,176	2.9%	16,665,090

*	Less than 1%.

(1)	Beneficial ownership is determined under the rules and regulations of the SEC, which provide that shares of common stock that a person has the right to acquire within 60 days are deemed to be outstanding and beneficially owned by that person for the purpose of computing the total number of shares beneficially owned by that person and the percentage ownership of that person. However, those shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Accordingly, the amounts set forth below include shares of WebMD Class A Common Stock that such person has the right to acquire pursuant to options that are currently exercisable or that will become exercisable within 60 days of October 8, 2008 (which we refer to in this table as Option Shares). The amount of Option Shares, if any, held by each person is indicated in the footnotes below. In addition, the amounts set forth below include shares of WebMD restricted stock, which are subject to vesting requirements based on continued employment, in the respective amounts stated in the footnotes below. Holders of WebMD restricted stock have voting power, but not dispositive power, with respect to unvested shares of WebMD restricted stock. For information regarding the vesting schedules of the WebMD restricted stock, see “WebMD Executive Compensation — Summary Compensation Table” and “WebMD Non-Employee Director Compensation” below.

(2)	Shares of Class B Common Stock are convertible, at the option of the holder, on a one-for-one basis for Class A Common Stock. Accordingly, under the rules and regulations of the SEC, which provide that shares of common stock that a person has the right to acquire within 60 days are deemed to be outstanding and beneficially owned by that person for the purpose of computing the total number of shares beneficially owned by that person and the percentage ownership of that person, HLTH is the beneficial owner of 48,100,000 shares of Class A Common Stock, which would represent 83.4% of the outstanding Class A Common Stock on that basis. However, those shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person, each of which is based on the total number of shares of WebMD’s outstanding Class A Common Stock which, as of October 8, 2008, was 9,602,649 (including unvested shares of WebMD restricted stock). The column entitled “Percent of Total Class A and Class B Outstanding” provides information on each listed holder’s percentage ownership of the total number of shares of WebMD’s outstanding Common Stock which, as of October 8, 2008, was 57,702,649 (including unvested shares of WebMD restricted stock).

(3)	Since each share of Class B Common Stock is entitled to five votes per share and each share of Class A Common Stock is entitled to one vote per share, HLTH controls, through its ownership of Class B Common Stock, approximately 96.2% of the combined voting power of the outstanding Common Stock of WebMD.

(4)	Includes beneficial ownership of shares of restricted HLTH Common Stock, which are subject to vesting requirements based on continued employment, in the following amounts: for Mr. Funston, 45,000 shares; and for Mr. Wygod, 269,000 shares. Holders of restricted HLTH Common Stock have voting power, but not dispositive power, with respect to unvested shares of restricted HLTH Common Stock. Also includes beneficial ownership of shares of HLTH Common Stock that the following persons have the right to acquire pursuant to options that are currently exercisable or that will become exercisable within 60 days of October 8, 2008: for Dr. Adler, 219,749 shares; Mr. Dimick, 41,665 shares; Ms. Forte, 570,557 shares; Mr. Funston, 90,000 shares; Mr. Gattinella, 489,881 shares; Mr. Manning, 231,749 shares; Mr. Vuolo, 1,457,500 shares; and Mr. Wygod, 4,400,000 shares. Additional information regarding beneficial ownership of shares of HLTH Common Stock by the following persons is contained in the footnotes to the table entitled “Security Ownership of Certain HLTH Beneficial Owners and HLTH Management”: for Dr. Adler, see footnote 8; for Mr. Manning, see footnote 12; and for Mr. Wygod, see footnote 14.

(5)	The information shown is as of December 31, 2007 and is based upon information disclosed by The Vanguard Group, Inc. (“Vanguard Group”) in a Schedule 13G filed with the SEC. Vanguard Group reported that it had, as of December 31, 2007, sole power to dispose of or to direct the disposition of 483,521 shares of WebMD Class A Common Stock and sole power to vote or to direct the vote of 10,764 shares of WebMD Class A Common Stock (voting of which is directed by Vanguard Fiduciary Trust Company, a wholly owned subsidiary of Vanguard Group, as a result of it serving as investment manager of collective trust accounts). No Schedule 13G or 13D was filed by Vanguard Group with respect to HLTH Common Stock.

(6)	The information shown is as of June 30, 2008 and is based upon information disclosed by Natixis Asset Management Advisors, L.P (“Natixis”) in a Schedule 13G filed with the SEC. Natixis reported that it had, as of June 30, 2008, sole power to dispose of or to direct the disposition of 479,481 shares of WebMD Class A Common Stock and sole power to vote or to direct the vote of 479,481 shares of WebMD Class A Common Stock. Natixis Distribution Corporation reported in the same Schedule 13G that it is the General Partner of Natixis and may be deemed the indirect beneficial owner of the shares held by Natixis. No Schedule 13G or 13D was filed by these persons or entities with respect to HLTH Common Stock.

(7)	Represents 12,753 shares of Class A Common Stock and 19,800 Option Shares held by Dr. Adler and 1,100 unvested shares of WebMD restricted stock granted to Dr. Adler.

(8)	Represents 18,250 shares of Class A Common Stock and 19,800 Option Shares held by Mr. Dimick and 1,100 unvested shares of WebMD restricted stock granted to Mr. Dimick.

(9)	Represents 13,275 shares of Class A Common Stock held by Ms. Forte and 27,500 Option Shares held by Ms. Forte and 6,875 unvested shares of WebMD restricted stock granted to Ms. Forte.

(10)	Represents 56,203 shares of Class A Common Stock and 165,000 Option Shares held by Mr. Gattinella and 13,750 unvested shares of WebMD restricted stock granted to Mr. Gattinella.

(11)	Represents 17,675 shares of Class A Common Stock and 19,800 Option Shares held by Mr. Keller and 1,100 unvested shares of WebMD restricted stock granted to Mr. Keller.

(12)	Represents 56,939 shares of Class A Common Stock and 19,800 Option Shares held by Mr. Manning and 1,100 unvested shares of WebMD restricted stock granted to Mr. Manning.

(13)	Represents 13,693 shares of Class A Common Stock and 19,800 Option Shares held by Dr. Moossa and 1,100 unvested shares of WebMD restricted stock granted to Dr. Moossa.

(14)	Represents 23,791 shares of Class A Common Stock and 19,800 Option Shares held by Mr. Trotman, 15,500 shares of Class A Common Stock held by the Stanley S. Trotman, Jr. Irrevocable Trust and 1,100 unvested shares of WebMD restricted stock granted to Mr. Trotman.

(15)	Represents 45,900 shares of Class A Common Stock and 132,000 Option Shares held by Mr. Vuolo and 11,000 unvested shares of WebMD restricted stock granted to Mr. Vuolo.

(16)	Represents 414,936 shares of Class A Common Stock and 165,000 Option Shares held by Mr. Wygod, 4,000 shares of Class A Common Stock held by The Emily Wygod Trust u/t/a/d 12-31-1987 (as to which shares Mr. Wygod disclaims beneficial ownership), 3,521 shares of Class A Common Stock held by The Max Wygod Trust u/t/a/d 12-31-1987 (as to which shares Mr. Wygod disclaims beneficial ownership), and 13,750 unvested shares of WebMD restricted stock granted to Mr. Wygod.

WEBMD SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires WebMD’s executive officers and directors, and persons who beneficially own more than ten percent of a registered class of WebMD’s equity securities, to file reports of ownership and changes in ownership of these securities with the SEC. Officers, directors and greater than ten percent beneficial owners are required by applicable regulations to furnish WebMD with copies of all Section 16(a) forms they file. Based solely upon a review of the forms furnished to WebMD during or with respect to WebMD’s most recent fiscal year, all of WebMD’s directors and officers subject to the reporting requirements and each beneficial owner of more than ten percent of WebMD’s Class A Common Stock satisfied all applicable filing requirements under Section 16(a).

WEBMD PROPOSAL 2: ELECTION OF DIRECTORS

Election of two Class III directors, each to serve a three-year term expiring at the Annual Meeting of Stockholders in 2011 or until his successor is elected and has qualified or his earlier resignation or removal.

WebMD’s board of directors has eight members and, under its Restated Certificate of Incorporation, is divided into three classes, two of which currently have three directors and one of which currently has two directors. Under WebMD’s Restated Certificate of Incorporation, the term of one of the classes of directors expires at each of its annual meetings and WebMD stockholders vote to elect nominees for the directorships in that class for a new three-year term. At this year’s annual meeting, the terms of the two Class III directors, Jerome C. Keller and Martin J. Wygod, will expire. The terms of Dr. Adler and Messrs. Dimick and Manning will expire at the annual meeting in 2009; and the terms of Dr. Moossa and Messrs. Gattinella and Trotman will expire at the annual meeting in 2010.

The board of directors, based on the recommendation of the Nominating Committee of the board, has nominated Messrs. Keller and Wygod for re-election at the Annual Meeting, each to serve a three-year term expiring at the annual meeting of stockholders in 2011 or until his successor is elected and has qualified or his earlier resignation or removal. For biographical information regarding the nominees and other directors, see “WebMD Directors and Executive Officers” above.

The persons named in the enclosed proxy intend to vote for the election of Messrs. Keller and Wygod, unless you indicate on the proxy card that your vote should be withheld.

WebMD has inquired of each nominee and has determined that each will serve if elected. While WebMD’s board of directors does not anticipate that any of the nominees will be unable to serve, if any nominee is not able to serve, proxies will be voted for a substitute nominee unless the board of directors chooses to reduce the number of directors serving on the board.

For information regarding corporate governance and related matters involving WebMD’s board of directors and its committees, and see “WebMD Corporate Governance” below. For information regarding the compensation of non-employee directors, see “WebMD Non-Employee Director Compensation” below. Employees of WebMD who serve on the board of directors do not receive additional compensation for board service.

THE WEBMD BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”
THE ELECTION OF THESE NOMINEES AS DIRECTORS.

WEBMD CORPORATE GOVERNANCE

Control by HLTH

HLTH, as a result of its ownership of approximately 96% of the total voting power of WebMD’s outstanding Common Stock, has the ability to cause the election or removal of WebMD’s entire board of directors, to determine matters submitted to a vote of stockholders without the consent of other stockholders, and to exercise a controlling influence over WebMD’s business and affairs.

Board of Directors

WebMD’s board of directors has eight members. Two of the members are also members of management and executive officers of WebMD: Mr. Gattinella, Chief Executive Officer; and Mr. Wygod, Chairman of the Board. Six of the members are non-employee directors: Drs. Adler and Moossa and Messrs. Dimick, Keller, Manning and Trotman. WebMD’s board of directors has determined that each of the non-employee directors is also an independent director under applicable SEC rules and Nasdaq Global Select Market listing standards. See “Certain Relationships and Related Transactions of WebMD — Director Independence” below. The non-employee directors meet regularly in private sessions with the Chairman of the Board and also meet regularly without any employee directors or other WebMD employees present. For information regarding the compensation of non-employee directors, see “WebMD Non-Employee Director Compensation” below.

WebMD’s board of directors is divided into three classes, two of which currently have three directors and one of which currently has two directors. At each Annual Meeting, the term of one of the classes of directors expires and WebMD stockholders vote to elect nominees for the directorships in that class for a new three-year term. The terms of Messrs. Keller and Wygod will expire at the Annual Meeting in 2008; the terms of Dr. Adler and Messrs. Dimick and Manning will expire at the Annual Meeting in 2009; and the terms of Messrs. Gattinella and Trotman and Dr. Moossa will expire at the Annual Meeting in 2010.

WebMD’s board of directors met seven times in 2007. During 2007, each of the directors attended 75% or more of the meetings held by the board and the board committees on which he served. In addition to meetings, WebMD’s board and its committees reviewed and acted upon matters by unanimous written consent. WebMD’s board of directors encourages its members to attend its Annual Meetings of Stockholders. All but one of WebMD’s directors attended the 2007 Annual Meeting.

WebMD’s board of directors currently has six standing committees: an Executive Committee, a Compensation Committee, an Audit Committee, a Governance & Compliance Committee, a Nominating Committee, and a Related Parties Committee. The Compensation Committee, the Audit Committee, the Governance & Compliance Committee, the Nominating Committee and the Related Parties Committee each has the authority to retain such outside advisors as it may determine to be appropriate.

Director Independence

WebMD’s board of directors has delegated to the Governance & Compliance Committee of the board the authority to make determinations regarding the independence of members of the board. The Governance & Compliance Committee has determined that Drs. Adler and Moossa, and Messrs. Dimick, Keller, Manning and Trotman (all six of WebMD’s non-employee directors) are “independent” in accordance with the published listing requirements of the Nasdaq Global Select Market applicable generally to members of the board and, with respect to the committees of the board on which they serve, those applicable to the specific committees. Messrs. Gattinella and Wygod, as officers of WebMD, are not independent.

The Nasdaq independence definition includes a series of objective tests, including one that requires a three-year period to have elapsed since employment by the listed company, and other tests relating to specific types of transactions or business dealings between a director (or persons or entities related to the director) and the listed company. In addition, as further required by the Nasdaq Marketplace Rules, the Governance & Compliance Committee of WebMD’s board has made a subjective determination as to each non-employee director that no relationships exist which, in the opinion of the Governance & Compliance Committee, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In considering whether Mr. Manning qualified as “independent,” the Governance & Compliance Committee considered that (1) he had previously served as an executive officer of a predecessor of HLTH, more than nine years ago and (2) he and Mr. Wygod both serve as trustees of the WebMD Health Foundation, Inc., a charitable foundation. In considering whether Mr. Keller qualified as “independent,” the Governance & Compliance Committee considered the fact that he had previously served as an employee of HLTH for a short period, more than four years ago. Each member of the Governance & Compliance Committee abstained from voting with respect to his own independence.

Communications with WebMD Directors

WebMD’s board of directors encourages security holders to communicate in writing to WebMD directors. Security holders may send written communications to the board of directors or to specified individual directors by sending such communications care of the Corporate Secretary’s Office, WebMD Health Corp., 111 Eighth Avenue, New York, New York 10011. Such communications will be reviewed by WebMD’s Legal Department and, depending on the content, will be:

•	forwarded to the addressees or distributed at the next scheduled board meeting; or

•	if they relate to financial or accounting matters, forwarded to the Audit Committee or discussed at the next scheduled Audit Committee meeting; or

•	if they relate to the recommendation of the nomination of an individual, forwarded to the Nominating Committee or discussed at the next scheduled Nominating Committee meeting; or

•	if they relate to the operations of WebMD, forwarded to the appropriate officers of WebMD, and the response or other handling reported to the board at the next scheduled board meeting.

Committees of the Board of Directors

This section describes the roles of each of the committees of the board of directors in the corporate governance of WebMD. With respect to certain committees, including the Audit Committee, the Compensation Committee and the Nominating Committee, a portion of their responsibilities are specified by SEC rules and Nasdaq listing standards. These committees work with their counterparts at HLTH where their responsibilities overlap or where they otherwise believe it is appropriate to do so. To assist in that coordination of responsibilities, the Chairpersons of WebMD’s Audit Committee, Compensation Committee Governance & Compliance Committee and Nominating Committee are the same persons who hold those positions on those committees of the HLTH board.

Executive Committee.  The Executive Committee, which did not meet during 2007, is currently comprised of Messrs. Dimick, Gattinella, Manning, and Wygod. The Executive Committee has the power to exercise, to the fullest extent permitted by law, the powers of the entire board.

Audit Committee.  The Audit Committee, which met nine times during 2007, is currently comprised of Messrs. Dimick, Manning and Trotman; Mr. Manning is its Chairman. Each of the members of the Audit Committee meets the standards of independence applicable to audit committee members under applicable SEC rules and Nasdaq Global Select Market listing standards and is financially literate, as required under applicable Nasdaq Global Select Market listing standards. In addition, the board of directors of WebMD has determined that Messrs. Dimick and Manning qualify as “audit committee financial experts,” as that term is used in applicable SEC regulations implementing Section 407 of the Sarbanes-Oxley Act of 2002. The determination with respect to Mr. Dimick was based on his training and experience as a certified public accountant, including as a partner of a major accounting firm, and based on his service as a senior executive and chief financial officer of a public company. The determination with respect to Mr. Manning was based on his training and experience as a certified public accountant, including as a partner of a major accounting firm, and based on his service as a senior executive and chief financial officer of public companies.

The Audit Committee operates under a written charter adopted by the board of directors, which sets forth the responsibilities and powers delegated by the board to the Audit Committee. A copy of the Audit Committee Charter, as amended through July 26, 2007, was included as Annex A to the Proxy Statement for WebMD’s 2007 Annual Meeting. The Audit Committee’s responsibilities are summarized below in “Report of the WebMD Audit Committee” and include oversight of the administration of WebMD’s Code of Business Conduct. A copy of the joint HLTH and WebMD Code of Business Conduct, as amended, was filed as Exhibit 14.1 to the Current Report on Form 8-K that HLTH filed on February 9, 2006. The Code of Business Conduct applies to all directors and employees of HLTH and its subsidiaries, including WebMD. Any waiver of applicable requirements in the Code of Business Conduct that is granted to any directors, the principal executive officer, any senior financial officers (including the principal financial officer, principal accounting officer or controller) or any other person who is an executive officer of WebMD requires the approval of the Audit Committee and waivers will be disclosed on WebMD’s corporate Web site, www.wbmd.com, in the “Investor Relations” section, or in a Current Report on Form 8-K.

Compensation Committee.  The Compensation Committee, which met six times during 2007, is currently comprised of Dr. Adler, Dr. Moossa and Mr. Trotman; Dr. Adler is its Chairman. Each of these directors is a non-employee director within the meaning of the rules promulgated under Section 16 of the Securities Exchange Act, an outside director within the meaning of Section 162(m) of the Internal Revenue Code, and an independent director under applicable Nasdaq Global Select Market listing standards. The responsibilities delegated by the board to the Compensation Committee include:

•	oversight of WebMD’s executive compensation program and its incentive and equity compensation plans;

•	determination of compensation levels for and grants of incentive and equity-based awards to WebMD executive officers and the terms of any employment agreements with them;

•	determination of compensation levels for non-employee directors; and

•	review of and making recommendations regarding other matters relating to WebMD’s compensation practices.

The Compensation Committee operates under a written charter adopted by the board of directors, which sets forth the responsibilities and powers delegated by the board to the Compensation Committee. A copy of the Compensation Committee Charter, as amended through July 26, 2007, was included as Annex B to the Proxy Statement for WebMD’s 2007 Annual Meeting. For additional information regarding the Compensation Committee and its oversight of executive compensation, see “WebMD Executive Compensation — Compensation Discussion and Analysis” below.

Nominating Committee.  The Nominating Committee, which met once during 2007, is currently comprised of Dr. Moossa and Messrs. Dimick and Trotman; Mr. Dimick is its Chairman. Each of these directors is an independent director under applicable Nasdaq Global Select Market listing standards. The responsibilities delegated by the board to the Nominating Committee include:

•	identifying individuals qualified to become board members;

•	recommending to the board the director nominees for each Annual Meeting of Stockholders; and

•	recommending to the board candidates for filling vacancies that may occur between Annual Meetings.

The Nominating Committee operates pursuant to a written charter adopted by the board of directors, which sets forth the responsibilities and powers delegated by the board to the Nominating Committee. A copy of the Nominating Committee Charter, as amended through July 26, 2007, was included as Annex C to the Proxy Statement for WebMD’s 2007 Annual Meeting. The Nominating Committee has not adopted specific objective requirements for service on the WebMD board. Instead, the Nominating Committee intends to consider various factors in determining whether to recommend to the board potential new board members, or the continued service of existing members, including:

•	the amount and type of the potential nominee’s managerial and policy-making experience in complex organizations and whether any such experience is particularly relevant to WebMD;

•	any specialized skills or experience that the potential nominee has and whether such skills or experience are particularly relevant to WebMD;

•	in the case of non-employee directors, whether the potential nominee has sufficient time to devote to service on the WebMD board and the nature of any conflicts of interest or potential conflicts of interest arising from the nominee’s existing relationships;

•	in the case of non-employee directors, whether the nominee would be an independent director and would be considered a “financial expert” or to have “financial sophistication” under applicable SEC rules and the listing standards of the Nasdaq Global Select Market;

•	in the case of potential new members, whether the nominee assists in achieving a mix of board members that represents a diversity of background and experience, including with respect to age, gender, race, areas of expertise and skills; and

•	in the case of existing members, the nominee’s contributions as a member of the board during his or her prior service.

The Nominating Committee will consider candidates recommended by stockholders in the same manner as described above. Any such recommendation should be sent in writing to the Nominating Committee, care of Corporate Secretary, WebMD Health Corp., 111 Eighth Avenue, New York, NY 10011. To facilitate consideration by the Nominating Committee, the recommendation should be accompanied by a full statement of the qualifications of the recommended nominee, the consent of the recommended nominee to serve as a director of WebMD if nominated and to be identified in WebMD’s proxy materials and the consent of the recommending stockholder to be named in WebMD’s proxy materials. The recommendation and related materials will be provided to the Nominating Committee for consideration at its next regular meeting.

Governance & Compliance Committee.  The Governance & Compliance Committee, which met twice during 2007, is currently comprised of Dr. Adler and Messrs. Dimick and Manning; Mr. Dimick is its Chairman. The responsibilities delegated by the board to the Governance & Compliance Committee include:

•	evaluating and making recommendations to the board regarding matters relating to the governance of WebMD;

•	assisting the board in coordinating the activities of the board’s other standing committees, including with respect to WebMD’s compliance programs and providing additional oversight of those compliance programs; and

•	providing oversight of senior executive recruitment and management development.

As part of its responsibilities relating to corporate governance, the Governance & Compliance Committee will evaluate and make recommendations to the board regarding any proposal for which a stockholder has provided required notice that such stockholder intends to make at an Annual Meeting of Stockholders, including recommendations regarding the board’s response and regarding whether to include such proposal in WebMD’s proxy statement.

The Governance & Compliance Committee operates pursuant to a written charter adopted by the board of directors. A copy of the Governance & Compliance Committee Charter, as amended through July 26, 2007, was included as Annex D to the Proxy Statement for WebMD’s 2007 Annual Meeting. Pursuant to that Charter, the membership of the Governance & Compliance Committee consists of the Chairpersons of the Nominating, Audit and Compensation Committees and the Chairperson of the Nominating Committee serves as the Chairperson of the Governance & Compliance Committee, unless otherwise determined by the Governance & Compliance Committee.

Related Parties Committee.  The Related Parties Committee, which met once during 2007, is currently comprised of Dr. Moossa and Mr. Trotman; Mr. Trotman is its Chairman. Each of the members of the Related Parties Committee is an independent director and neither of its members serves as a director of HLTH. The responsibilities delegated by the board to the Related Parties Committee include:

•	oversight of transactions between WebMD and HLTH; and

•	oversight of other matters in which the interests of WebMD and HLTH conflict or may potentially conflict.

As described below under “Special Committee,” the board formed a special committee with authority and responsibilities relating to the merger.

Special Committee.  In October 2007, the WebMD board formed a special committee, consisting of Stanley S. Trotman, Jr. and Jerome C. Keller (two non-management members of the WebMD board who do not serve on HLTH’s board of directors), to evaluate the merger and negotiate with HLTH regarding its terms. For more information, see “Special Factors — Background of the Merger.”

WEBMD NON-EMPLOYEE DIRECTOR COMPENSATION

This section describes the compensation paid by WebMD during 2007 to the members of its board of directors who are not also WebMD or HLTH employees. These individuals are referred to as non-employee directors. The Compensation Committee of the WebMD board is authorized to determine the compensation of the non-employee directors.

As described below, WebMD paid three types of compensation to non-employee directors in 2007 for their board and board committee service:

•	annual fees paid in the form of shares of WebMD Class A Common Stock;

•	a grant of non-qualified options to purchase WebMD Class A Common Stock; and

•	cash fees paid to two of the non-employee directors for serving on the special committee (see “WebMD Corporate Governance — Committees of the Board of Directors — Special Committee” above).

None of the non-employee directors received any other compensation from WebMD during 2007 and none of them provided any services to WebMD during 2007, except their service as a director. WebMD does not offer any deferred compensation plans or retirement plans to its non-employee directors.

2007 Director Compensation Table

This table provides information regarding the value of the compensation of the WebMD non-employee directors for 2007, as calculated in accordance with applicable SEC regulations. This table should be read together with the additional information under the headings “Annual Fees” and “Option Grants” below.

			(d)
(a)	(b)	(c)	Cash Fees for Special	(e)
Name	Stock Awards(1)	Option Awards(2)(3)	Committee Service(4)	Total

Mark J. Adler, M.D.(5)	$65,894	$134,519	$—	$200,413
Neil F. Dimick(5)	90,894	134,519	—	225,413
Jerry C. Keller	48,394	134,519	50,000	232,913
James V. Manning(5)	83,394	134,519	—	217,913
A. R. Moossa, M.D.	68,394	134,519	—	202,913
Stanley S. Trotman, Jr.	93,394	134,519	70,000	297,913

(1)	On September 28, 2007 (the anniversary of WebMD’s initial public offering), WebMD issued shares of WebMD Class A Common Stock to its non-employee directors in payment for annual fees for service on the WebMD board and its standing committees. These shares are not subject to vesting requirements or forfeiture. For each non-employee director, the number of shares to be issued was determined by dividing the aggregate dollar amount of the fees payable to the non-employee director (see “Annual Fees” below in this “WebMD Non-Employee Director Compensation — 2007 Director Compensation Table” section) by $52.10, the closing price of WebMD Class A Common Stock on the Nasdaq Global Select Market on September 28, 2007 (with cash paid in lieu of issuing fractional shares). Dr. Adler received 911 shares of WebMD Class A Common Stock; Mr. Dimick received 1,391 shares; Mr. Keller received 575 shares; Mr. Manning received 1,247 shares; Dr. Moossa received 959 shares; and Mr. Trotman received 1,439 shares. In addition, this column includes $18,394 for each individual, which reflects the aggregate dollar amounts recognized by WebMD in 2007 for income statement reporting purposes under SFAS No. 123R (based on the methodology and assumptions referred to in Footnote 2 below), for grants of WebMD restricted stock made to these directors at the time of WebMD’s initial public offering. That amount reflects WebMD’s accounting expense for these WebMD restricted stock awards, not amounts realized by WebMD’s non-employee directors. The actual amounts, if any, ultimately realized by WebMD’s non-employee directors from WebMD restricted stock will depend on the price of WebMD’s Class A Common Stock at the time the WebMD restricted stock vests.

(2)	The amounts reported in Column (c) above reflect the aggregate dollar amounts recognized by WebMD in 2007 for stock option awards for income statement reporting purposes under Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-based Payments” (disregarding any estimate of forfeitures related to service-based vesting conditions). See Note 13 (Stock-Based Compensation Plans) to the Consolidated Financial Statements included as Annex C-1 to this joint proxy statement/prospectus for an explanation of the methodology and assumptions used in determining the fair value of stock option awards granted. The amounts reported in Column (c) reflect WebMD’s accounting expense for these stock option awards, not amounts realized by the non-employee directors. The actual amounts, if any, ultimately realized by the non-employee directors from WebMD stock options will depend on the price of Class A Common Stock at the time they exercise vested stock options.

(3)	Under WebMD’s Amended and Restated 2005 Long-Term Incentive Plan (which we refer to as the 2005 Plan), each non-employee director of WebMD automatically receives a non-qualified option to purchase 13,200 shares of WebMD Class A Common Stock on each January 1, with an exercise price equal to the closing price on the last trading date of the prior year. The grants made on January 1, 2007 each had an exercise price of $40.02 per share and each had a total grant date fair value equal to $227,555, based on the methodology and assumptions referred to in Footnote 2 above. The following lists the total number of shares of WebMD Class A Common Stock subject to outstanding unexercised option awards held by each of WebMD’s non-employee directors as of December 31, 2007 and the weighted average exercise price of those options:

	Number of Shares Subject	Weighted Average
Name	to Outstanding Options	Exercise Price

Mark J. Adler, M.D.	39,600	$28.86
Neil F. Dimick	39,600	$28.86
Jerry C. Keller	39,600	$28.86
James V. Manning	39,600	$28.86
A.R. Moossa, M.D.	39,600	$28.86
Stanley S. Trotman, Jr.	39,600	$28.86

See “Option Grants” below in this “WebMD Non-Employee Director Compensation — 2007 Director Compensation Table” section for additional information.

(4)	The amounts in Column (d) reflect fees for service on the special committee. See “WebMD Corporate Governance — Committees of the Board of Directors — Special Committee” above.

(5)	These three non-employee directors of WebMD are also non-employee directors of HLTH, for which they received compensation from HLTH. For information regarding the compensation they received from HLTH, see below under “WebMD Non-Employee Director Compensation — Compensation for Service on HLTH Board.”

Annual Fees

Overview.  For each of the WebMD non-employee directors, the amount set forth in Column (b) of the 2007 Director Compensation Table represents the sum of the value of shares issued to pay the following amounts, each of which is described below:

•	an annual retainer for service on the board;

•	annual fees for service on standing committees of the board; and

•	annual fees, if any, for serving as Chairperson of standing committees of the board.

Non-employee directors do not receive per-meeting fees but are reimbursed for out-of-pocket expenses they incur in connection with attending board and board committee meetings and WebMD’s Annual Meeting of Stockholders.

Board Service.  Each WebMD non-employee director receives an annual retainer of $30,000 for service on the WebMD board, payable in WebMD Class A Common Stock.

Service on Standing Committees.  WebMD pays annual fees for service on some of the standing committees of its board, as well as an additional fee to the Chairperson of each of those committees, in the following amounts, payable in WebMD Class A Common Stock:

Type of Service	Annual Fee

Membership on Audit Committee (Messrs. Dimick, Manning and Trotman)	$15,000
Membership on Compensation Committee (Dr. Adler, Dr. Moossa and Mr. Trotman) or Nominating Committee (Messrs. Dimick and Trotman and Dr. Moossa)	$5,000
Membership on Governance & Compliance Committee (Dr. Adler and Messrs. Dimick and Manning) or Related Parties Committee (Dr. Moossa and Mr. Trotman)	$10,000
Chairperson of Compensation Committee (Dr. Adler) or Nominating Committee (Mr. Dimick)	$2,500
Chairperson of Audit Committee (Mr. Manning) or Governance & Compliance Committee (Mr. Dimick)	$10,000

The amounts of the fees payable to WebMD non-employee directors for service on WebMD’s board and its standing committees are determined by the Compensation Committee and may be changed by it from time to time. The Compensation Committee also has discretion to determine whether such compensation is paid in cash, in WebMD Class A Common Stock or some other form of compensation.

Service on Other Committees.  WebMD non-employee directors may also receive additional fees for service on committees established by the board for specific purposes. Those fees will generally be paid in cash on a quarterly basis for the period that the committee exists and may be set by the board, the Compensation Committee or the committee itself. One such committee existed during 2007 and it is described under “WebMD Corporate Governance — Committees of the Board of Directors — Special Committee” above and the fees payable to its members are listed in column (d) of the 2007 Director Compensation Table above. The amount of those fees was determined by the Compensation Committee of WebMD’s board.

Option Grants

Annual Stock Option Grants.  On January 1 of each year, each WebMD non-employee director receives a non-qualified option to purchase 13,200 shares of WebMD Class A Common Stock pursuant to automatic annual grants of stock options under WebMD’s 2005 Plan. The annual stock option awards are granted with a per-share exercise price equal to the fair market value of a share of WebMD Class A Common Stock on the grant date. For these purposes, and in accordance with the terms of the 2005 Plan and WebMD’s equity award grant practices, the fair market value is equal to the closing price of a share of WebMD Class A Common Stock on the Nasdaq Global Select Market on the last trading day of the prior year. The vesting schedule for each automatic annual grant is as follows: 25% of the underlying shares on each of the first through fourth anniversaries of the date of grant (full vesting on the fourth anniversary of the date of the grant). Each non-employee director received automatic annual grants of options to purchase 13,200 shares of WebMD Class A Common Stock on January 1, 2008 (with an exercise price of $41.07 per share) and January 1, 2007 (with an exercise price of $40.02 per share). The options granted to non-employee directors do not include any dividend or dividend equivalent rights. Each such option will expire, to the extent not previously exercised, ten years after the date of grant or earlier if their service as a director ends.

Under the 2005 Plan, outstanding unvested options held by WebMD non-employee directors vest and become fully exercisable: (a) upon the non-employee director’s death or termination of service as a result of disability; and (b) upon a “Change in Control” of WebMD. Those options, and any others that had previously vested, will then continue to be exercisable or lapse in accordance with the other provisions of the 2005 Plan and the award agreement. For purposes of the 2005 Plan, a Change in Control generally includes (i) a change in the majority of the board of directors of WebMD without the consent of the incumbent directors, (ii) any person or entity becoming the beneficial owner of 50% or more of the voting shares of WebMD, (iii) consummation of a reorganization, merger or similar transaction as a result of which WebMD’s stockholders prior to the consummation of the transaction no longer represent 50% of the voting power; and (iv) consummation of a sale of all or substantially all of WebMD’s assets; provided that no public offering nor any split-off, spin-off, stock dividend or similar transaction as a result of which the voting securities of WebMD are distributed to HLTH’s stockholders will constitute a Change in Control of WebMD. The merger will not constitute a Change in Control under the 2005 Plan.

Discretionary Grants.  WebMD’s non-employee directors may receive discretionary grants of stock options under the 2005 Plan. No discretionary grants were made in 2007.

Compensation for Service on HLTH Board

Dr. Adler and Messrs. Dimick and Manning serve as non-employee directors of HLTH and receive compensation from HLTH for their service. The Compensation Committee of the HLTH board is authorized to determine the compensation of HLTH’s non-employee directors.

The WebMD directors serving on the HLTH board received two types of compensation from HLTH for their board and board committee service: (1) cash fees and (2) a grant of options to purchase HLTH Common Stock. None of HLTH’s non-employee directors received any other compensation from HLTH during 2007 and none of them provided any services to HLTH during 2007, except their service as a director. HLTH does not offer any deferred compensation plans or retirement plans to its non-employee directors.

This table provides information regarding the value of the compensation from HLTH to the individuals listed for 2007, as calculated in accordance with applicable SEC regulations.

	(b)	(c)
(a)	Fees Earned or	Option	(d)
Name	Paid in Cash(1)	Awards(2)(3)	Total

Mark J. Adler, M.D.	$77,500	$54,996	$132,496
Neil F. Dimick	57,500	54,996	112,496
James V. Manning	95,000	54,996	149,996

(1)	The dollar amounts of the fees payable for HLTH board service and for service on standing committees of the HLTH board are the same as those applicable to the WebMD board and its standing committees (expressed in dollars), as described above. The amounts in Column (b) also include, with respect to Dr. Adler and Mr. Manning, $30,000 for their service in 2007 as members of a special committee of the HLTH board to oversee matters relating to the investigations described in “Legal Proceedings — Department of Justice and SEC Investigations of HLTH” in Note 12 to the Consolidated Financial Statements included as Annex C-1 to this joint proxy statement/prospectus on Form 10-K for the year ended December 31, 2007.

(2)	The amounts reported in Column (c) above reflect the aggregate dollar amounts recognized by HLTH in 2007 for stock option awards for income statement reporting purposes under SFAS No. 123R, “Share-based Payments” (disregarding any estimate of forfeitures related to service-based vesting conditions). See Note 13 (Stock-Based Compensation Plans) to the Consolidated Financial Statements included as Annex B-1 to this joint proxy statement/prospectus for an explanation of the methodology and assumptions used in determining the fair value of stock option awards granted. The amounts reported in Column (c) reflect HLTH’s accounting expense for these stock option awards, not amounts realized by the individuals listed in the table. The actual amounts, if any, ultimately realized by these individuals from HLTH stock options will depend on the price of HLTH Common Stock at the time they exercise vested stock options.

(3)	Under HLTH’s Amended and Restated 2000 Long-Term Incentive Plan (which we refer to as the HLTH 2000 Plan), each director of HLTH automatically receives, on each January 1, a non-qualified option to purchase 20,000 shares of HLTH Common Stock with an exercise price equal to the closing price on the last trading date of the prior year. The grants made on January 1, 2007 each had an exercise price of $12.39 per share and each had a total grant date fair value equal to $77,774, based on the methodology and assumptions referred to in Footnote 2 above. The following lists the total number of shares of HLTH Common Stock subject to outstanding unexercised option awards held by the listed individuals as of December 31, 2007 and the weighted average exercise price of those options:

	Number of Shares Subject	Weighted Average
Name	to Outstanding Options	Exercise Price

Mark J. Adler, M.D.	236,000	$10.16
Neil F. Dimick	57,916	$9.82
James V. Manning	248,000	$8.89

WEBMD EXECUTIVE COMPENSATION

Overview

This section contains information regarding WebMD’s compensation programs and policies and, in particular, their application to a specific group of individuals that are referred to as WebMD’s Named Executive Officers. Under applicable SEC rules, WebMD’s Named Executive Officers for this joint proxy statement/prospectus consist of WebMD’s Chief Executive Officer, its Chief Financial Officer and the three other executive officers of WebMD who received the most compensation for 2007. This section is organized as follows:

•	2007 Report of the Compensation Committee. This section contains a report of the Compensation Committee of WebMD’s board of directors regarding the “Compensation Discussion and Analysis” section described below. The material in the 2007 Report of the Compensation Committee will not be deemed incorporated by reference by any general statement incorporating by reference this joint proxy statement/prospectus into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that WebMD specifically incorporates this information by reference, and will not otherwise be deemed filed under such Acts.

•	Compensation Committee Interlocks and Insider Participation. This section contains information regarding certain types of relationships involving WebMD’s Compensation Committee members.

•	Compensation Discussion and Analysis. This section contains a description of the specific types of compensation WebMD pays, a discussion of its compensation policies, information regarding how those policies were applied to the compensation of its Named Executive Officers for 2007 and other information that may be useful to investors regarding compensation of WebMD’s Named Executive Officers and other employees.

•	Executive Compensation Tables. This section provides information, in tabular formats specified in applicable SEC rules, regarding the amounts or value of various types of compensation paid to WebMD’s Named Executive Officers and related information.

•	Potential Payments and Other Benefits upon Termination or Change in Control. This section provides information regarding amounts that could become payable to WebMD’s Named Executive Officers following specified events.

•	Employment Agreements with Named Executive Officers. This section contains summaries of the employment agreements between Named Executive Officers and WebMD, HLTH or their subsidiaries. We refer to these summaries in various other places in this Executive Compensation section.

The parts of this Executive Compensation section described above are intended to be read together and each provides information not included in the others. In addition, for background information regarding the Compensation Committee of WebMD’s board of directors and its responsibilities, please see “WebMD Corporate Governance — Committees of the Board of Directors — Compensation Committee.”

2007 Report of the Compensation Committee

The Compensation Committee of WebMD’s board of directors provides oversight of WebMD’s compensation programs and makes specific compensation decisions regarding compensation of the Named Executive Officers and WebMD’s other executive officers. Set out below is the Compensation Discussion and Analysis section of this joint proxy statement/prospectus. That section contains a discussion of WebMD’s executive compensation programs and policies and their application by the Compensation Committee in 2007 to the Named Executive Officers. The Compensation Committee has reviewed and discussed with management the disclosures contained in the Compensation Discussion and Analysis. Based upon this review and the Compensation Committee’s discussions, the Compensation Committee has recommended to WebMD’s board of directors that the Compensation Discussion and Analysis section be included in this joint proxy statement/prospectus.

Mark J. Adler, M.D. (Chairperson)
A. R. Moossa, M.D.
Stanley S. Trotman, Jr.

Compensation Committee Interlocks and Insider Participation

Each of the Compensation Committee members whose name appears under the Compensation Committee Report was a Committee member for all of 2007. No current member of the Compensation Committee is a current or former executive officer or employee of WebMD or had any relationships in 2007 requiring disclosure by WebMD under the SEC’s rules requiring disclosure of certain relationships and related-party transactions.

None of WebMD’s executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of the Compensation Committee of the WebMD board or the Compensation Committee of the HLTH board during 2007.

Compensation Discussion and Analysis

This section contains a description of the specific types of compensation WebMD pays, a discussion of WebMD’s compensation policies, information regarding how the compensation of WebMD’s Named Executive Officers for 2007 was determined under those policies and other information that may be useful to investors regarding compensation of WebMD’s Named Executive Officers and other employees.

Overview of Types of Compensation Used by WebMD.  The compensation of WebMD’s Named Executive Officers consists primarily of the following:

•	cash salary;

•	an annual cash bonus, the amount of which was determined, for 2007, by the Compensation Committee in its discretion;

•	grants of options to purchase shares of WebMD Class A Common Stock, subject to vesting based on continued employment, with an exercise price that is equal to the fair market value of WebMD Class A Common Stock on the grant date (and, in some cases, options to purchase shares of HLTH Common Stock, with an exercise price that is equal to the fair market value of HLTH Common Stock on the grant date); and

•	grants of shares of WebMD restricted stock, subject to vesting based on continued employment (and, in some cases, grants of shares of HLTH restricted stock, subject to vesting based on continued employment).

In addition, the Compensation Committee may authorize payment of special bonuses to provide recognition for specific accomplishments or at the time of a promotion, if determined by the Compensation Committee to be appropriate and in amounts determined by the Compensation Committee in its discretion.

A discussion of each of the above types of compensation used in 2007 follows under the heading “Use of Specific Types of Compensation in 2007.” The compensation of WebMD’s other executives generally consists of the same types, with the specific amounts determined by WebMD’s Chief Executive Officer and other members of senior management.

In determining the forms of compensation to be used by WebMD, the Compensation Committee considers various factors, including the effectiveness of the incentives provided, tax and accounting considerations, the compensation practices of other companies and the expectations of WebMD’s employees and WebMD’s investors. In addition, the Compensation Committee believes that it is important that compensation be understood by the employees who receive it and by WebMD’s investors. The Compensation

Committee believes that WebMD’s compensation programs, including the types of stock options and restricted stock that WebMD uses, are effective forms of compensation and well understood. WebMD has not offered any deferred compensation plans to executive officers or other employees. WebMD has also not offered any retirement plans to its executive officers, other than the HLTH 401(k) Savings and Employee Stock Ownership Plan (which we refer to as the HLTH 401(k) Plan), which is generally available to WebMD’s employees. Subject to the terms of the HLTH 401(k) Plan, HLTH matches, in cash, 25% of amounts contributed to that Plan by each Plan participant, up to 6% of eligible pay. The matching contribution made by HLTH is subject to vesting, based on continued employment, with 50% scheduled to vest on each of the first and second anniversaries of an employee’s date of hire (with employees vesting immediately in any matching contribution made after the second anniversary). WebMD reimburses HLTH for payments it makes under the 401(k) plan with respect to WebMD employees. Ms. Forte and Messrs. Funston and Gattinella are the Named Executive Officers who chose to participate in the HLTH 401(k) Plan in 2007.

The compensation of Messrs. Funston and Wygod is paid by HLTH and determined by the Compensation Committee of HLTH’s board of directors, other than any awards of WebMD restricted stock and options to purchase WebMD Class A Common Stock, which are determined by WebMD’s Compensation Committee. In 2007, WebMD did not make any such awards to either Mr. Funston or Mr. Wygod.

Discussion of Compensation Policies.  The Compensation Committee’s guiding philosophy is to establish a compensation program that is:

•	Competitive with the market in order to help attract, motivate and retain highly qualified managers and executives. WebMD seeks to attract and retain talent by offering competitive base salaries, annual incentive opportunities and the potential for long-term rewards through equity-based awards, such as stock options and restricted stock. WebMD has, in the past, granted and may continue to grant equity-based awards to a large portion of its employees, not just executives. Those awards have been primarily in the form of nonqualified options to purchase WebMD Class A Common Stock.

•	Performance-based to link executive pay to company performance over the short-term and long-term and to facilitate shareholder value creation. It is WebMD’s practice to provide compensation opportunities in addition to base salary that are linked to WebMD’s performance and the individual’s performance. Achievement of short-term goals is rewarded through annual cash bonuses, while achievement of long-term objectives is encouraged through nonqualified stock option grants and restricted stock awards that are subject to vesting over periods generally ranging from three to four years. Through annual and long-term incentives, a major portion of the total potential compensation of WebMD’s executive officers (and other members of senior management) is placed at risk in order to motivate them to improve the performance of WebMD’s businesses and to increase the value of WebMD.

•	Designed to foster a long-term commitment by management. The Compensation Committee believes that there is great value to WebMD in having a team of long-tenured, seasoned executives and managers. WebMD’s compensation practices are designed to foster a long-term commitment to WebMD by its management team. The vesting schedules attributable to equity grants are typically 3 to 4 years.

The Compensation Committee has not retained outside consultants to assist it in implementing these policies or making specific decisions relating to executive compensation. The Compensation Committee does, from time to time, review general information regarding the compensation practices of other companies, including some that are likely to compete with WebMD for the services of WebMD’s executives and employees and that information is a factor used by the Compensation Committee in its decisions and in its general oversight of compensation practices at WebMD. However, the Compensation Committee does not use that information to generate specific compensation amounts or targets and does not seek to create an objective standard for WebMD compensation based on what other companies have done. Instead, in each compensation decision, the Compensation Committee exercises its business judgment regarding the appropriateness of types and amounts of compensation in light of the value to WebMD of specific individuals. With respect to 2007 compensation, the Compensation Committee took into account recommendations made by the Chairman of the Board and the Chief Executive Officer of WebMD with respect to determinations of the types and amounts of compensation to be paid to the other executive officers and also discussed with the Chairman of the Board and the Chief Executive Officer the types and amounts such individuals believed would be appropriate to pay each of them in light of the amounts being recommended for the other executive officers and amounts being paid to other WebMD executives.

WebMD’s senior management generally applies a similar philosophy and similar policies to determine the compensation of officers and managers who are not executive officers and reports to the Compensation Committee regarding these matters.

Prior to the formation of WebMD’s Compensation Committee in connection with WebMD’s initial public offering, the HLTH Compensation Committee was responsible for determining the compensation of WebMD’s executive officers. The Compensation Committees of the HLTH and WebMD boards have similar compensation philosophies and policies and continue to coordinate their decision-making to the extent they believe appropriate, including by having Mark J. Adler, M.D. serve as Chairman of both Compensation Committees and by having many of the meetings of the Compensation Committees be joint meetings that include discussions of compensation at both HLTH and WebMD. That coordination began when WebMD first became a public company in 2005, at a time when the compensation of its executive officers had, historically, been determined by or under the oversight of the HLTH Compensation Committee and one goal of that coordination was to facilitate continuity in decision-making. An additional goal of coordinating the decision-making of the two Compensation Committees since that time has been to have the compensation philosophies and practices at HLTH and at WebMD, as a publicly-traded subsidiary of HLTH that shares some of its directors and executive officers, generally be consistent, except to the extent the Compensation Committees choose to maintain or implement specific differences that they believe to be appropriate. Notwithstanding these efforts to coordinate the work of the two Compensation Committees, the WebMD Compensation Committee has the final responsibility for making specific compensation determinations regarding WebMD executive officers whose compensation is wholly paid by WebMD. Similarly, decisions regarding the cash compensation of Messrs. Funston and Wygod were made by the HLTH Compensation Committee and that compensation was paid by HLTH.

Use of Specific Types of Compensation in 2007

Base Salary.  The Compensation Committee (or, in the case of Messrs. Funston and Wygod, the HLTH Compensation Committee) reviews the base salaries of WebMD’s executive officers from time to time, but expects to make few changes in those salaries except upon a change in position. In 2007, no changes were made to the salaries of any of WebMD’s Named Executive Officers. In general, it is the Compensation Committee’s view that increases in the cash compensation of WebMD’s executive officers should be performance-based and achieved through the bonus-setting process, rather than through an increase in base salary. However, the Compensation Committee considers various factors when it contemplates an adjustment to base salary, including: company performance, the executive’s individual performance, scope of responsibility and changes in that scope (including as a result of promotions), tenure, prior experience and market practice. WebMD’s senior management considers similar factors in determining whether to make adjustments to salaries of other employees, and such changes are made more frequently.

Annual Cash Bonuses.  WebMD executives have the opportunity to earn annual cash bonuses. However, WebMD’s Named Executive Officers (and its other executive officers) do not participate in a formal annual bonus plan and the Compensation Committee did not set quantitative performance targets, in advance, for use in determining bonus amounts for executive officers for 2007. After the end of 2007, the Compensation Committee determined such amounts based on its subjective assessment of the performance of WebMD in 2007, taking into consideration its views regarding the extent to which financial and operational goals discussed by management and the board at various times during 2007 were achieved. The Compensation Committee believes that, for WebMD at this time, a flexible annual bonus process is a more appropriate one for motivating WebMD’s executive officers than setting quantitative targets in advance because it allows the Compensation Committee to consider, in its bonus determinations:

•	goals of any type set by the board and communicated to senior management at any point in the year;

•	the effects of acquisitions and dispositions of businesses made during the year; and

•	the effects of unexpected events and changes in WebMD’s businesses during the year.

The Compensation Committee may, at some point in the future, determine that it will use quantitative targets set in advance in determining executive officer bonuses. In addition, in some years, bonus awards for some of WebMD’s executive officers (particularly newly-hired executive officers) may be dictated by the terms of the executive’s employment agreement, providing for payment of a specified bonus amount or an amount within a specific range with respect to a specific employment period. No such requirements applied with respect to Named Executive Officers for 2007.

While the Compensation Committee does not set quantitative performance targets in advance, it does set individual target bonus opportunities, as a percentage of base salary, for each Named Executive Officer. In some cases, these percentages are reflected in the employment agreement for the Named Executive Officer approved by the Compensation Committee. The higher the target percentage of an individual’s salary that the annual bonus opportunity represents, the greater the percentage of total annual cash compensation that is not guaranteed for that individual. Generally, the target percentage (and therefore the percentage of annual compensation that is not guaranteed) increases with the level and scope of responsibility of the executive, as does salary. The target bonus opportunities for the Named Executive Officers for 2007 are set forth in the following table:

			Target Annual	Target Annual
		Annual	Bonus	Bonus Amount as
Named Executive Officer	Title	Salary	Opportunity	a Percent of Salary

Wayne T. Gattinella	Chief Executive Officer and President	$560,000	$560,000	100%
Anthony Vuolo	Chief Operating Officer	$450,000	$450,000	100%
Mark D. Funston	Executive Vice President and Chief Financial Officer	$375,000	$187,000	50%
Nan-Kirsten Forte	Executive Vice President, Consumer Services	$352,000	$123,400	35%
Martin J. Wygod	Chairman of the Board	$975,000	$975,000	100%

However, the Compensation Committee (or, in the case of Messrs. Funston and Wygod, the HLTH Compensation Committee) retained discretion in 2007 regarding the actual annual bonus amounts to be paid, which could be less than, equal to or more than the target bonus opportunity. The following table lists: (a) for 2006, the amount of the annual cash bonuses paid to the Named Executive Officers and the percentage this represented of the person’s target bonus opportunity; and (b) for 2007, the sum of the annual cash bonuses and the SBP Awards (described further below), and the percentage this sum represented of the target bonus opportunity:

		Sum of 2007 Annual
		Bonus and SBP Award			2006 Annual Bonus
Named Executive Officer	Title	Amount		% of Target	Amount	% of Target

Wayne T. Gattinella	CEO and President, WebMD	$270,000	(1)	48%	$340,000	61%
Anthony Vuolo	Chief Operating Officer	$250,000		56%	$250,000	56%
Mark D. Funston	Executive Vice President and Chief Financial Officer	$100,000		53%	$35,000	n/a
Nan-Kirsten Forte	Executive Vice President, Consumer Services	$80,000		65%	$110,000	89%
Martin J. Wygod	Chairman of the Board	$520,000		53%	$780,000	80%

(1)	Includes both annual bonus of $135,000 and Supplemental Bonus Plan award of $135,000, as described below.

For 2007, there were two separate bonus amounts for each of Messrs. Gattinella and Vuolo and Ms. Forte: (1) a cash bonus paid in March 2008 ($135,000 for Mr. Gattinella, $125,000 for Mr. Vuolo and $40,000 for Ms. Forte) and (2) an award under the Supplemental Bonus Program (SBP) described below ($135,000 for

Mr. Gattinella, $125,000 for Mr. Vuolo and $40,000 for Ms. Forte). In making comparisons to 2006 bonuses, the Compensation Committee considered the total of these two amounts.

For 2007, the Compensation Committee primarily considered WebMD’s financial performance in setting annual bonuses for its executive officers, including the Named Executive Officers. However, the Compensation Committee did not attempt to tie the amounts of the 2007 annual bonuses for the executive officers to any specific measures and, instead, based its bonus determinations on its subjective view of WebMD’s results. In addition, the Compensation Committee did not focus on making individualized determinations of each Named Executive Officer’s specific contributions for 2007 and instead relied primarily on its evaluation of the management team as a whole, as reflected in the financial results. Accordingly, differences in the amounts of 2007 bonuses among the Named Executive Officers result primarily from differences in their level of responsibility with the company. Because WebMD’s financial performance in 2007 did not fully achieve expectations, including publicly disclosed guidance issued by management, the Compensation Committee set bonus amounts at lower levels than in 2006. For Mr. Gattinella, the total of his 2007 annual bonus and his SBP Award was approximately 20% lower than his 2006 annual bonus. For Ms. Forte, the total of her 2007 annual bonus and her SBP Award was approximately 25% lower than her 2006 annual bonus. Because Mr. Vuolo became Chief Operating Officer during 2007 at the request of the WebMD board and because his 2006 annual bonus represented a lower percentage of his target annual bonus amount than either Mr. Gattinella or Ms. Forte, the total of his 2007 annual bonus and his SBP Award was equal to the amount of his 2006 annual bonus.

The 2007 annual bonus amounts for Messrs. Funston and Wygod were paid by HLTH and were set by the HLTH Compensation Committee based on similar considerations to those applied by the Compensation Committee described above. No contributions were made with respect to either of them to the Supplemental Bonus Trust. For Mr. Wygod, the amount of his 2007 annual bonus represented approximately 67% of his 2006 annual bonus. Mr. Funston’s 2007 annual bonus represented approximately 50% of an annualized amount based on his 2006 bonus. Mr. Funston’s employment by HLTH began in November 2006 and the amount of his bonus for 2006 was set by the HLTH Compensation Committee based on that part-year employment period.

Supplemental Bonus Program (SBP).  The Compensation Committee of the WebMD board approved the contribution, in March 2008, to a trust (which we refer to as the Supplemental Bonus Trust) of the following SBP Awards for the listed Named Executive Officers: $135,000 for Mr. Gattinella, $40,000 for Ms. Forte and $125,000 for Mr. Vuolo. The amounts of the SBP Awards were determined by the Compensation Committee of the WebMD board, in its discretion. The Supplemental Bonus Trust will distribute the SBP Awards, together with actual net interest earned on the respective amounts, to the listed Named Executive Officers as promptly as practicable following March 1, 2009 (but in no event later than 2 1/2 months following such date); provided, however, that in order to receive such payment, the individual must continue to be employed by WebMD on March 1, 2009 (subject to limited exceptions for death, disability, or certain terminations in connection with a reduction in force or a sale of a subsidiary). Certain other WebMD officers and employees also received SBP Awards, subject to similar terms and conditions as apply to the listed Named Executive Officers.

Special Bonuses.  None of the Named Executive Officers received any special bonuses in 2007.

Equity Compensation.  WebMD uses two types of long-term incentives: nonqualified stock options and restricted stock. Stock options are granted with an exercise price that is equal to the fair market value of WebMD Class A Common Stock on the grant date. Thus, participants in WebMD’s equity plans (including the Named Executive Officers) will only realize value on their stock options if the price of WebMD Class A Common Stock increases after the grant date. The Compensation Committee believes that equity compensation, subject to vesting periods of three to four years, encourages employees to focus on the long-term performance of the company. The amount that employees receive from equity awards increases when the price of Class A WebMD Common Stock increases, which rewards employees for increasing shareholder value. The vesting schedules applicable to these equity awards are intended to promote retention of employees during the vesting period.

The Compensation Committee does not make equity grants to Named Executive Officers on an annual or other pre-determined basis, and no such grants were made during 2007. In determining whether and when to make equity grants, the Compensation Committee expects to consider the history of prior grants made to individual Named Executive Officers, their vesting status and the amounts that have been or may be realized by those individuals from those grants. In addition, the Compensation Committee expects to consider factors similar to those it considers in its decisions relating to cash compensation, as described above, including factors relating to individual and company performance. Finally, the Compensation Committee expects that it will typically make larger grants to the executive officers that it believes have the greatest potential to affect the value of the company and improve results for stockholders. Similar considerations will apply to grants made to other officers and employees.

Application of Compensation Policies to Individual Named Executive Officers.  Differences in compensation among Named Executive Officers result from a number of factors and may vary from year to year. The primary factors that may create differences in compensation are disparities in: (a) the level of responsibility of the individual Named Executive Officers, (b) individual performance of the Named Executive Officers, and (c) the need to motivate and retain specific individuals at specific points in time. In general, larger equity grants are made to the most senior executive officers because they have the greatest potential to affect the value of WebMD and to improve results for stockholders. Similarly, a greater portion of their total cash compensation is likely to come from their annual bonus. In 2007, no equity grants were made to Named Executive Officers and no changes were made to their salaries. Accordingly, the application of compensation policies to individual Named Executive Officers in 2007 related solely to their bonuses and is described under “Annual Cash Bonuses” above.

Benefits and Perquisites.  WebMD’s executive officers are generally eligible to participate in HLTH’s benefit plans on the same basis as WebMD’s other employees (including matching contributions to the HLTH 401(k) Plan and company-paid group term life insurance). HLTH, for the past several years, has maintained a sliding scale for the cost of employee premiums for its health plan, under which employees with higher salaries pay a higher amount. The limited perquisites (or “perks”) received by WebMD’s Named Executive Officers in 2007 are described in the footnotes to the Summary Compensation Table. In addition, WebMD’s executive officers (as part of a larger group of employees generally having a salary of $180,000 or more) receive company-paid supplemental disability insurance, the cost of which is listed in those footnotes.

Compensation Following Termination of Employment or a Change in Control

Overview.  WebMD does not offer any deferred compensation plans to WebMD’s executive officers or other employees and does not offer any retirement plans to WebMD’s executive officers, other than a 401(k) plan generally available to other employees. Accordingly, the payment and benefit levels for WebMD’s Named Executive Officers applicable upon a termination or a change in control result from provisions in the employment agreements between WebMD or HLTH and the individual Named Executive Officers. However, unlike annual or special bonuses or the amounts of equity grants (which the Compensation Committee generally determines in its discretion at the time of payment or grant), the terms of employment agreements are the result of negotiations between WebMD or HLTH and those individuals, which generally occur at the time the individual joins WebMD or HLTH or in connection with a promotion to a more senior position with WebMD or HLTH (subject to the approval of the applicable Compensation Committee in the case of executive officer employment agreements). The Compensation Committees of WebMD and HLTH have, in the past, usually been willing to include similar provisions relating to potential terminations and changes in control in connection with the renewal of or extensions to an employment agreement with an existing executive officer as those in the existing employment agreement with that executive officer. The employment agreements with Named Executive Officers are described under the heading “Employment Agreements with Named Executive Officers” below and summaries of the types of provisions relating to post-termination compensation included in those agreement are included in this section under the headings “Employment Agreement Provisions Regarding Termination Benefits” and “Employment Agreement Provisions Regarding Change in Control Benefits” below in this “WebMD Executive Compensation — Compensation Discussion and Analysis — Compensation Following Termination of Employment or a Change in Control” section.

In determining whether to approve executive officer employment agreements (or renewals of or extensions to those agreements), the Compensation Committees of WebMD and HLTH consider their need for the services of the specific individual and the alternatives available to WebMD, as well as potential alternative employment opportunities available to the individual from other companies. In considering whether to approve employment agreement terms that may result in potential payments and other benefits for executives that could become payable following a termination or change in control, the Compensation Committee considers both the costs that could potentially be incurred by WebMD, as well as the potential benefits to WebMD, including benefits from post-termination confidentiality, non-solicit and non-compete obligations imposed on the executive and provisions relating to post-termination services required of certain Named Executive Officers. In the case of potential payments and other benefits that could potentially become payable following a change in control, the Compensation Committee considers whether those provisions would provide appropriate benefit to an acquiror, in light of the cost the acquiror would incur, as well as benefits to WebMD during the period an acquisition is pending.

Employment Agreement Provisions Regarding Termination Benefits.  WebMD’s employment agreements with Named Executive Officers provide for some or all of the following to be paid if the Named Executive Officer is terminated without cause or resigns for good reason (the definitions of which are typically set forth in the applicable employment agreement), dies or ceases to be employed as a result of disability:

•	continuation of cash compensation (including salary and, in some cases, an amount based on past bonuses) for a period following termination;

•	continuation of vesting and/or exercisability of some or all options or restricted stock; and

•	continued participation in certain of WebMD’s health and welfare insurance plans or payment of COBRA premiums.

The amount and nature of these benefits vary by individual, with the most senior of the Named Executive Officers typically receiving more of these benefits and receiving them for a longer period. These benefits also vary depending on the reason for the termination. See “WebMD Executive Compensation — Employment Agreements with Named Executive Officers” below for a description of the specific provisions that apply to each of WebMD’s Named Executive Officers” and “WebMD Executive Compensation — Potential Payments and Other Benefits upon Termination of Employment or Change in Control” below for a sample calculation, based on applicable SEC rules, of the amounts that would have been payable if termination for specified reasons had occurred as of December 31, 2007. No such post-termination benefits apply if a Named Executive Officer is terminated for cause (the definition of which is typically set forth in the applicable employment agreement). The Compensation Committee believes that the protections provided to executive officers by the types of employment agreement provisions described above are appropriate for the attraction and retention of qualified and talented executives and consistent with good corporate governance.

Employment Agreement Provisions Regarding Change in Control Benefits.  The Compensation Committees of the WebMD board and the HLTH board believe that executives should generally not be entitled to severance benefits upon the occurrence of a change in control, but that it is appropriate to provide for such benefits if a change in control is followed by a termination of employment or other appropriate triggering event. See “Employment Agreement Provisions Regarding Termination Benefits” above in this “WebMD Executive Compensation — Compensation Discussion and Analysis — Compensation Following Termination of Employment or a Change in Control” section. However, as more fully described below under “WebMD Executive Compensation — Employment Agreements with the Named Executive Officers” and “WebMD Executive Compensation — Potential Payments and Other Benefits upon Termination of Employment or Change in Control” below, the Compensation Committee has approved the following exceptions:

•	Mr. Wygod’s employment agreement includes terms providing that if there is a change in control of HLTH, all of his outstanding options and other equity compensation (including WebMD equity) would become immediately vested and the options would remain exercisable for the remainder of the originally scheduled term. The employment agreement also contains provisions providing that he may resign and receive severance payments, but it requires Mr. Wygod to provide consulting services during any period in which he is receiving severance.

•	In the case of Mr. Gattinella, his employment agreement provides that, so long as he remains employed for 6 months following a change in control of WebMD, his options to purchase WebMD Class A Common Stock would continue to vest until the next vesting date following the change in control, even if he resigns from the employ of WebMD prior to such vesting date.

•	With respect to Mr. Vuolo, his employment agreement includes terms providing that he would be able to resign following a change in control, after the completion of a six month transition period with the successor, and receive the same benefits that he would be entitled to upon a termination without cause following the change in control (as set forth in the tables below and the description of his employment agreement that follows).

In the negotiations with those Named Executive Officers regarding their employment agreements, the HLTH Compensation Committee (which was authorized to make compensation determinations with respect to WebMD executive officers prior to WebMD’s initial public offering and is authorized to make compensation determinations with respect to HLTH’s executive officers) recognized that, for those individuals, a change in control is likely to result in a fundamental change in the nature of their responsibilities. Accordingly, under their employment agreements, the HLTH Compensation Committee approved those Named Executive Officers having, following a change in control, the rights described above. The HLTH Compensation Committee believed that the rights provided were likely to be viewed as appropriate by a potential acquiror in the case of those specific individuals. In addition, the HLTH Compensation Committee sought to balance the rights given to those Named Executive Officers with certain requirements to provide transitional or consulting services (as described below) in types and amounts likely to be viewed as reasonable by a potential acquiror.

If the benefits payable to Mr. Vuolo in connection with a change in control would be subject to the excise tax imposed under Section 280G of the Internal Revenue Code of 1986, WebMD has agreed to make an additional payment to him so that the net amount of such payment (after taxes) that he receives is sufficient to pay the excise tax due. HLTH has agreed to make such additional payments to Mr. Wygod.

Application in 2007.  No changes were made during 2007 to the provisions of the employment agreements with the Named Executive Officers relating to post-termination compensation. Consummation of the pending merger of HLTH and WebMD described in this joint proxy statement/prospectus will not result in a “change in control” under the terms of any of the employment agreements between HLTH or WebMD and their respective executive officers.

Deductibility of Compensation.  Section 162(m) of the Internal Revenue Code generally limits the ability of a publicly held corporation to deduct compensation in excess of $1 million per year paid to certain executive officers. It is the policy of the Compensation Committee to structure, where practicable, compensation paid to its executive officers so that it will be deductible under Section 162(m) of the Code. Accordingly, WebMD’s equity plans under which awards are made to officers and directors are generally designed to ensure that compensation attributable to stock options granted will be tax deductible by WebMD. However, cash bonuses for WebMD’s executive officers and grants of restricted stock do not qualify as performance-based within the meaning of Section 162(m) and, therefore, are subject to its limits on deductibility. In determining that the compensation of WebMD’s executive officers for 2007 was appropriate under the circumstances and in the best interests of WebMD and its stockholders, the Compensation Committee considered the amount of net operating loss carryforwards available to WebMD to offset income for federal income tax purposes. See Note 15 to the Consolidated Financial Statements included as Annex C-1 to this joint proxy statement/prospectus.

Executive Compensation Tables

This section provides information, in tabular formats specified in applicable SEC rules, regarding the amounts of compensation paid to WebMD’s Named Executive Officers and related information. The tables included are:

•	Summary Compensation Table, which presents information regarding the Named Executive Officer’s total compensation and the types and value of its components; and

•	two tables providing additional information regarding equity compensation, entitled: Outstanding Equity Awards at End of 2007; and Option Exercises and Stock Vested in 2007.

As permitted by the SEC rules relating to these tables, the tables reflect only the types of compensation that HLTH and WebMD paid to Named Executive Officers. For example, since WebMD’s only retirement plan is a 401(k) plan, WebMD does not include tables applicable to other types of retirement plans. For a general description of the types of compensation paid by WebMD and HLTH, see “WebMD Executive Compensation — Compensation Discussion and Analysis — Overview of Types of Compensation.” In addition, since no grants of stock options or restricted stock were made to the Named Executive Officers during 2007, we have omitted the table that would otherwise appear under the heading “Grants of Plan-Based Awards in 2007.”

Summary Compensation Table

Table.  The following table presents information regarding the amount of the total compensation of Named Executive Officers for services rendered during 2007 and 2006, as well as the amount of the specific components of that compensation. The compensation reported in the table reflects all compensation to the Named Executive Officers from WebMD and any of its subsidiaries as well as from HLTH and any of its other subsidiaries. In certain places in the tables, we have indicated by use of the letters “W” and “H” whether equity compensation relates to securities of WebMD or HLTH.

					(e)		(f)		(g)
(a)	(b)	(c)	(d)		Stock		Option		All Other		(h)
Name and Principal Position	Year	Salary	Bonus		Awards(1)		Awards(1)		Compensation		Total

Wayne T. Gattinella	2007	$560,000	$270,000	(2)	$7,457	H	$84,850	H	$9,214	(3)	$1,699,682
Chief Executive Officer and President					229,931	W	538,230	W

					237,388		623,080

	2006	560,000	340,000		46,977	H	229,800	H	8,313	(4)	2,585,752
					439,809	W	960,853	W

					486,786		1,190,653

Anthony Vuolo	2007	450,000	250,000	(6)	7,457	H	84,850	H	16,610	(7)	1,423,445
Chief Operating Officer(5)					183,944	W	430,584	W

					191,401		515,434

	2006	450,000	700,000	(8)	46,977	H	229,800	H	16,079	(9)	2,563,385
					351,847	W	768,682	W

					398,824		998,482

Mark D. Funston	2007	375,000	100,000		173,881	H	182,503	H	169,948	(10)	1,001,332
Executive VP and Chief Financial Officer(4)	2006	46,875	35,000		22,867	H	24,000	H	526	(11)	129,268
Nan-Kirsten Forte	2007	352,500	80,000	(12)	4,970	H	55,437	H	5,445	(13)	882,432
Executive VP-Consumer Services					114,965	W	269,115	W

					119,935		324,552

	2006	352,500	110,000		31,318	H	146,548	H	5,125	(14)	1,345,822
					219,905	W	480,426	W

					251,223		626,974

Martin J. Wygod	2007	975,000	520,000		1,623,018	H	1,813,757	H	10,847	(15)	5,710,783
Chairman of the Board					229,931	W	538,230	W

					1,852,949		2,351,987

	2006	975,000	3,530,000	(16)	629,691	H	709,598	H	10,847	(15)	7,255,798
					439,809	W	960,853	W

					1,069,500		1,670,451

(1)	The amounts reported in Columns (e) and (f) above reflect the aggregate dollar amounts recognized by WebMD or HLTH for stock awards and option awards for income statement reporting purposes under SFAS No. 123R (disregarding any estimate of forfeitures related to service-based vesting conditions). See Note 13 (Stock-Based Compensation) to the Consolidated Financial Statements included as Annex C-1 to this joint proxy statement/prospectus and Note 13 (Stock-Based Compensation) to the Consolidated Financial Statements as Annex B-1 to this joint proxy statement/prospectus for an explanation of the methodology and assumptions used in determining the fair value of stock option awards granted. The amounts reported in Columns (e) and (f) reflect WebMD’s accounting expense for these equity awards, not amounts realized by the Named Executive Officers. The actual amounts, if any, ultimately realized by the Named Executive Officers from equity compensation will depend on the price of WebMD’s Class A Common Stock (or the price of HLTH’s Common Stock in the case of HLTH equity awards) at the time they exercise vested stock options or at the time of vesting of restricted stock. Holders of shares of WebMD restricted stock and HLTH restricted stock have voting power and the right to receive dividends, if any, that are declared on those shares, but their ability to sell those shares is subject to vesting requirements based on continued employment.

(2)	Consists of: (a) an annual bonus of $135,000 for 2007; and (b) an SBP Award of $135,000 (see “Additional Information” below in this “WebMD Executive Compensation — Executive Compensation Tables” section).

(3)	Consists of: (a) $2,906 in company matching contributions under the HLTH 401(k) Plan; (b) $3,986 for company-paid supplemental disability insurance; and (c) $2,322 for company-paid group term life insurance.

(4)	Consists of: (a) $3,085 in company matching contributions under the HLTH 401(k) Plan; (b) $3,986 for company-paid supplemental disability insurance; and (c) $1,242 for company-paid group term life insurance.

(5)	Mr. Vuolo became Chief Operating Officer in July 2007. He served as Chief Financial Officer during 2007 until the appointment of Mark Funston as Chief Financial Officer in August 2007.

(6)	Consists of: (a) an annual bonus of $125,000 for 2007; and (b) an SBP Award of $125,000 (see “Additional Information” below in this “WebMD Executive Compensation — Executive Compensation Tables” section).

(7)	Consists of: (a) $3,368 for company-paid supplemental disability insurance; (b) $1,242 for company-paid group term life insurance; and (c) an automobile allowance of $12,000.

(8)	Includes annual bonus for 2006 of $250,000 paid by WebMD and special bonus of $450,000 paid by HLTH in recognition of his services during 2006 to HLTH primarily in connection with the EPS Sale and the 2006 EBS Sale.

(9)	Consists of: (a) $3,269 for company-paid supplemental disability insurance; (b) $810 for company-paid group term life insurance; and (c) an automobile allowance of $12,000.

(10)	Consists of: (a) $3,338 in company matching contributions under the HLTH 401(k) Plan; (b) $3,570 for company-paid supplemental disability insurance; (c) $810 for company-paid group term life insurance; and (d) $88,545 for reimbursement of relocation costs plus $73,685 for reimbursement of amounts required to pay income taxes resulting from the payment for such relocation costs.

(11)	Consists of: (a) $433 in company matching contributions under the HLTH 401(k) Plan; and (b) $93 for company-paid group term life insurance.

(12)	Consists of: (a) an annual bonus of $40,000 for 2007; and (b) an SBP Program Award of $40,000 (see “Additional Information” below in this “WebMD Executive Compensation — Executive Compensation Tables” section).

(13)	Consists of: (a) $2,250 in company matching contributions under the HLTH 401(k) Plan; (b) $2,385 for company-paid supplemental disability insurance; and (c) $810 for company-paid group term life insurance.

(14)	Consists of: (a) $2,200 in company matching contributions under the HLTH 401(k) Plan; (b) $2,385 for company-paid supplemental disability insurance; and (c) $540 for company-paid group term life insurance.

(15)	Consists of: (a) $3,989 for company-paid supplemental disability insurance; and (b) $6,858 for company-paid group term life insurance.

(16)	Includes 2006 annual bonus of $780,000 paid by HLTH and special bonus of $2,750,000 paid by HLTH in recognition of the completion of the EPS Sale and the 2006 EBS Sale and the related repositioning of HLTH.

Additional Information.  The Summary Compensation Table above quantifies the amount or value of the different forms of compensation earned by or awarded to Named Executive Officers in 2007 and provides a dollar amount for total compensation. All amounts reported in the Summary Compensation Table for Messrs. Wygod and Funston reflect compensation from HLTH, except for amounts reflecting grants of WebMD restricted stock and options to purchase WebMD Class A Common Stock that Mr. Wygod received in connection with WebMD’s initial public offering. The amounts reported in the Summary Compensation Table for other Named Executive Officers reflect compensation from WebMD, except (a) amounts reflecting grants by HLTH of HLTH restricted stock and options to purchase HLTH Common Stock and (b) the special bonus paid by HLTH for 2006 to Mr. Vuolo referred to in Footnote 8 to the table. In the case of Mr. Funston, the Summary Compensation Table reflects compensation beginning in mid-November 2006, when he joined HLTH.

As noted in Footnotes 2, 6 and 12, in addition to 2007 annual bonuses, Messrs. Gattinella and Vuolo and Ms. Forte received awards under a Supplemental Bonus Program (SBP). The SBP Awards were contributed to a trust (which we refer to as the Supplemental Bonus Trust). The Supplemental Bonus Trust will distribute the SBP Awards, together with actual net interest earned on the respective amounts, to those Named Executive Officers as promptly as practicable following March 1, 2009 (but in no event later than 2 1/2 months following such date); provided, however, that in order to receive such payment, the individual must continue to be employed by WebMD on March 1, 2009 (subject to limited exceptions for death, disability, or certain terminations in connection with a reduction in force or a sale of a subsidiary). Certain other WebMD officers and employees also received SBP Awards, subject to similar terms and conditions.

Descriptions of the material terms of each Named Executive Officer’s employment agreement and related information is provided under “WebMD Executive Compensation — Employment Agreements with Named Executive Officers” below. The agreements provide the general framework and some of the specific terms for the compensation of the Named Executive Officers and approval of the Compensation Committee is required prior to WebMD entering into employment agreements with its executive officers. However, many of the decisions relating to compensation for a specific year made by the Compensation Committee (or, in the case of Messrs. Funston and Wygod, by the HLTH Compensation Committee) are implemented without changes to the general terms of employment set forth in those agreements. For a discussion of the salary, bonus and equity compensation of Named Executive Officers for 2007 and the decisions made by the Compensation Committee relating to 2007 compensation, see “WebMD Executive Compensation — Compensation Discussion and Analysis” above. In addition, the Named Executive Officers earned or were paid the other benefits listed in Column (g) of the Summary Compensation Table and described in the related footnotes to the table in this “WebMD Executive Compensation — Executive Compensation Tables” section.

Grants of Plan-Based Awards in 2007

Neither WebMD nor HLTH granted any restricted stock, stock options or other equity incentive awards to any of the Named Executive Officers during 2007.

Outstanding Equity Awards at End of 2007

The following table presents information regarding the outstanding equity awards held by each Named Executive Officer as of December 31, 2007, including the vesting dates for the portions of these awards that had not vested as of that date. Awards of WebMD equity are indicated with “(W)” at the beginning of column (b) in the table and awards of HLTH equity are indicated with “(H)” at the beginning of that column.

(a)	(b)			(c)		(d)	(e)	(f)	(g)		(h)	(i)
	Option Awards(1)								Stock Awards(2)
	Number of			Number of								Market
	Securities			Securities					Number of			Value of
	Underlying			Underlying					Shares of		Stock	Shares of
	Unexercised			Unexercised		Option	Option	Option	Stock That		Award	Stock That
	Options			Options		Exercise	Grant	Expiration	Have Not		Grant	Have Not
Name	Exercisable			Unexercisable		Price	Date	Date	Vested		Date	Vested(3)

Wayne T. Gattinella	(H	)	250,000	—		$8.59	3/17/04	3/17/14	—		—	$—
	(H	)	239,881	—		4.81	8/20/01	8/20/11	—		—	—
	(W	)	110,000	110,000	(4)	17.50	9/28/05	9/28/15	27,500	(4)	9/28/05	1,129,425

Anthony Vuolo	(H	)	250,000	—		8.59	3/17/04	3/17/14	—		—	—
	(H	)	160,000	—		3.43	9/20/01	9/20/11	—		—	—
	(H	)	200,000	—		12.75	8/21/00	8/21/10	—		—	—
	(H	)	625,000	—		11.55	6/05/00	6/05/10	—		—	—
	(H	)	97,500	—		34.23	10/04/99	10/04/09	—		—	—
	(H	)	187,500	—		18.20	10/04/99	10/04/09	—		—	—
	(H	)	97,500	—		13.85	6/15/99	6/15/09	—		—	—
	(H	)	125,000	—		14.75	1/07/98	1/07/08	—		—	—
	(W	)	88,000	88,000	(4)	17.50	9/28/05	9/28/15	22,000	(4)	9/28/05	903,540

Mark D. Funston	(H	)	45,000	135,000	(4)	11.60	11/13/06	11/13/16	45,000	(4)	11/13/06	603,000

Nan-Kirsten Forte	(H	)	100,000	—		16.13	9/12/00	9/20/10	—		—	—
	(H	)	356,853	—		21.69	4/06/00	4/06/10	—		—	—
	(H	)	100,000	—		37.06	11/12/99	11/12/09	—		—	—
	(H	)	13,704	—		71.41	5/06/99	5/06/09	—		—	—
	(W	)	—	55,000	(4)	17.50	9/28/05	9/28/15	13,750	(4)	9/28/05	564,713

Martin J. Wygod	(H	)	243,000	657,000	(5)	11.86	10/23/06	10/23/16	219,000	(5)	10/23/06	2,934,600
	(H	)	25,000	450,000	(4)	8.77	1/27/06	1/27/16	100,000	(6)	1/27/06	1,340,000
	(H	)	3,000,000	—		12.75	8/21/00	8/21/10	—		—	—
	(H	)	585,000	—		13.85	6/15/99	6/15/09	—		—	—
	(H	)	25,000	—		22.90	7/01/98	7/01/13	—		—	—
	(H	)	25,000	—		15.50	7/01/97	7/01/12	—		—	—
	(H	)	25,000	—		14.80	7/01/96	7/01/11	—		—	—
	(H	)	25,000	—		10.00	7/03/95	7/03/10	—		—	—
	(W	)	110,000	110,000	(4)	17.50	9/28/05	9/28/15	27,500	(4)	9/28/05	1,129,425

(1)	Each stock option grant reported in the table above was granted under, and is subject to, the WebMD 2005 Plan, the HLTH 2000 Plan, the HLTH 1996 Stock Plan or another plan or agreement that contains substantially the same terms. The option expiration date shown in Column (f) above is the normal expiration date, and the last date that the options may be exercised. For each Named Executive Officer, the unexercisable options shown in Column (c) above are also unvested. Unvested shares are generally forfeited if the Named Executive Officer’s employment terminates, except to the extent otherwise provided in an employment agreement. For information regarding the effect on vesting of options of the death, disability or termination of employment of a Named Executive Officer or a change in control of HLTH or WebMD, see “WebMD Executive Compensation — Potential Payments and Other Benefits upon Termination of Employment or a Change in Control” below. The exercisable options shown in Column (b) above, and any unexercisable options shown in Column (c) above that subsequently become exercisable, will generally expire earlier than the normal expiration date if the Named Executive Officer’s employment terminates, except as otherwise specifically provided in the Named Executive Officer’s employment agreement. For a description of the material terms of the Named Executive Officer’s employment agreements, see “WebMD Executive Compensation — Employment Agreements with Named Executive Officers” below.

(2)	The stock awards held by Named Executive Officers are subject to accelerated or continued vesting in connection with a change in control of WebMD or HLTH, as the case may be, and upon certain terminations of employment, as described below in more detail under “Employment Agreements with Named Executive Officers” and “Potential Payments and Other Benefits upon Termination of Employment or a Change in Control.” Except as otherwise indicated in those sections, unvested stock awards will generally be forfeited if a Named Executive Officer’s employment terminates.

(3)	The market or payout value of stock awards reported in Column (i) is computed by multiplying the number of shares of stock reported in Column (g) by:

•	$41.07 the closing market price of WebMD Class A Common Stock on December 31, 2007, the last trading day of 2007, for WebMD restricted stock; or

•	$13.40, the closing market price of HLTH Common Stock on December 31, 2007, the last trading day of 2007, for HLTH restricted stock.

(4)	Vesting schedule is: 25% of the grant on each of first, second, third and fourth anniversaries of the date of the grant.

(5)	Vesting schedule is: 27% of the grant on first anniversary of the date of the grant, 33% on second anniversary and 40% on third anniversary.

(6)	Vesting schedule is: 1/3 of the grant on each of first, second and third anniversaries of the date of the grant.

Option Exercises and Stock Vested in 2007

The following table presents information regarding the exercise of options to purchase WebMD Class A Common Stock and HLTH Common Stock by WebMD’s Named Executive Officers during 2007, and regarding the vesting during 2007 of WebMD restricted stock and HLTH restricted stock previously granted to the Named Executive Officers. Amounts with respect to WebMD equity are noted with a “W” and amounts with respect to HLTH equity are noted with an “H.”

(a)	(b)		(c)		(d)		(e)
	Option Awards				Stock Awards
	Number of Shares		Value Realized on		Number of Shares		Value Realized on
Name	Acquired on Exercise		Exercise(1)		Acquired on Vesting		Vesting (2)

Wayne T. Gattinella	—		$—		12,500	H	$179,375	H
					13,750	W	716,375	W

							895,750
Anthony Vuolo	125,000	H	71,250	H	12,500	H	179,375	H
					11,000	W	573,100	W

							752,475
Mark D. Funston	—		—		15,000	H	216,600	H
Nan-Kirsten Forte	166,667	H	496,919	H	8,334	H	119,593	H
	55,000	W	1,520,463	W	6,875	W	358,188	W

			2,017,382				477,781
Martin J. Wygod	125,000	H	623,750	H(3)	131,000	H	1,802,810	H
					13,750	W	716,375	W

							2,519,185

(1)	The dollar amounts shown in Column (c) above for option awards are determined by multiplying (i) the number of shares of HLTH Common Stock to which the exercise of the option related, by (ii) the difference between (1) the per-share closing price of HLTH Common Stock on the date of exercise (or, for any shares sold on the date of exercise, the actual sale price received) and (2) the exercise price of the options.

(2)	The dollar amounts shown in Column (e) above for shares of WebMD restricted stock and HLTH restricted stock are determined by multiplying the number of shares that vested by the per-share closing price of WebMD Class A Common Stock or HLTH Common Stock on the vesting date.

(3)	The 125,000 shares acquired on exercise have not been sold by Mr. Wygod. The amount reported in column (c) was calculated as described in footnote 1 above, based on the closing price of HLTH Common Stock on the date of exercise.

Potential Payments and Other Benefits upon Termination of Employment or a Change in Control

Background and Assumptions.  In this section, WebMD provides tables containing estimates of amounts that may become payable to its Named Executive Officers under their employment agreements as a result of a termination of employment under specific circumstances, as well as estimates regarding the value of other benefits they may become entitled to receive as a result of such termination. For a general discussion of matters relating to compensation that may become payable by WebMD or HLTH after termination of employment or a change in control, see “WebMD Executive Compensation — Compensation Discussion and Analysis — Compensation Following Termination of Employment or a Change in Control” above and for a detailed description of the applicable provisions of the employment agreements of the Named Executive Officers, see “WebMD Executive Compensation — Employment Agreements with Named Executive Officers” below. Under those agreements, the amount and types of payment and other benefits vary depending on whether the termination is as a result of death or disability, is with or without cause, is a resignation for good reason and/or is in connection with a change in control. As prescribed by applicable SEC rules, in estimating the amount of any potential payments to Named Executive Officers under their employment agreements and the value of other benefits they may become entitled to receive, WebMD has assumed that the applicable triggering event (i.e., termination of employment or change in control) occurred on December 31, 2007, that the price per share of HLTH Common Stock is $13.40 (the closing price per share on December 31, 2007, the last trading day in 2007), and that the price per share of WebMD Class A Common Stock is $41.07 (the closing price per share on December 31, 2007). WebMD has also treated the right to continue to vest in options as accelerated to December 31, 2007 for purposes of this disclosure only.

If the benefits payable to Mr. Vuolo in connection with a change in control would be subject to the excise tax imposed under Section 280G of the Internal Revenue Code of 1986, WebMD has agreed to make an additional payment to him so that the net amount of such payment (after taxes) that he receives is sufficient to pay the excise tax due. HLTH has agreed to make such additional payments to Mr. Wygod. In the tables below, WebMD has calculated the Section 280G excise tax on the basis of IRS regulations and Rev. Proc. 2003-68 and has assumed that the Named Executive Officer’s outstanding equity awards would be accelerated and terminated in exchange for a cash payment upon the change in control. The value of this acceleration (and thus the amount of the additional payment) would be slightly higher if the accelerated awards were assumed by the acquiring company rather than terminated upon the transaction. For purposes other than calculating the Section 280G excise tax, WebMD has calculated the value of any option or stock award that may be accelerated in connection with a change in control to be the amount the holder can realize from such award as of December 31, 2007: for options, that is the market price of the shares that would be received upon exercise, less the applicable exercise price; and for restricted stock, that is the market value of the shares that would vest. WebMD has also assumed that they have no accrued and unused vacation at December 31, 2007.

Tables.  The tables below set forth estimates (rounded to the nearest $1,000), based on the assumptions described above and in the footnotes to the tables, of the potential payments and the potential value of other benefits applicable to each Named Executive Officer upon the occurrence of specified termination or change in control triggering events. The terms used in the tables have the meanings given to them in each Named Executive Officer’s employment agreement and described below under “Employment Agreements with Named Executive Officers.” In addition, the amounts set forth in each table reflect the following:

•	In the column entitled “Permanent Disability or Death,” the amounts reflect both provisions in those employment agreements and the fact that WebMD’s and HLTH’s equity plans generally provide for acceleration of vesting of awards in the event of a termination of employment as a result of death or disability.

•	Under their employment agreements, Messrs. Vuolo and Wygod are eligible to continue to participate in WebMD’s health and welfare plans (or comparable plans) for a specified period and Ms. Forte and Messrs. Funston and Gattinella are eligible to receive payment for their COBRA premiums for a specified period. In the row entitled “Health and Welfare Benefits Continuation,” the amounts are based upon the current average cost to WebMD of these benefits per employee and are net of amounts that the executives would continue to be responsible for. WebMD has not made any reduction in the amounts in this row to reflect the fact that the obligation to continue benefits ceases in the event the executive becomes eligible for comparable coverage with a subsequent employer.

Wayne T. Gattinella, Chief Executive Officer and President

							Termination of
		Voluntary					Employment
		Termination					without “Cause” or
	Voluntary	in Connection				Involuntary	for “Good Reason”
	Termination	with a	Other	Permanent	Involuntary	Termination	Following a
	for “Good	“Change in	Voluntary	Disability	Termination	without	“Change in
Executive Benefits and Payments	Reason”	Control”(1)	Termination	or Death	for “Cause”	“Cause”	Control”

Cash Severance(2)	$900,000	$-0-	$-0-	$-0-	$-0-	$900,000	$900,000
Stock Options	1,296,000	1,296,000	-0-	2,593,000	-0-	1,296,000	1,296,000
Restricted Stock	-0-	-0-	-0-	1,129,000	-0-	-0-	-0-
Health and Welfare Benefits Continuation	10,000	-0-	-0-	-0-	-0-	10,000	10,000
280G Tax Gross-Up	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Other	-0-	-0-	-0-	-0-	-0-	-0-	-0-
TOTAL	2,206,000	1,296,000	-0-	3,722,000	-0-	2,206,000	2,206,000

(1)	In the event of a Change in Control of WebMD, the unvested portion of the options granted to Mr. Gattinella at the time of WebMD’s initial public offering would continue to vest until the next vesting date following the Change in Control, so long as he remains employed for six months following the Change in Control. For purposes of calculating the amounts included in the column entitled “Voluntary Termination in Connection with Change in Control” WebMD treats such resignation as occurring on December 31, 2007 and assumes that requirement for the six month transition period has been met.

(2)	Represents one year of salary and an annual bonus for 2007. WebMD has assumed, solely for purposes of this table that the amount of the annual bonus used for calculating the amounts in this line of the table, is $340,000, the amount of Mr. Gattinella’s bonus for 2006 (the year prior to the year of the assumed termination).

Anthony Vuolo, Chief Operating Officer

							Termination of
		Voluntary					Employment
		Termination					without “Cause” or
	Voluntary	in connection				Involuntary	for “Good Reason”
	Termination	with a	Other	Permanent	Involuntary	Termination	Following a
	for “Good	“Change in	Voluntary	Disability	Termination	without	“Change in
Executive Benefits and Payments	Reason”	Control”(1)	Termination	or Death	for “Cause”	“Cause”	Control”

Cash Severance(2)	$1,300,000	$1,300,000	$-0-	$1,300,000	$-0-	$1,300,000	$1,300,000
Stock Options	1,037,000	1,037,000	-0-	2,074,000	-0-	1,037,000	1,037,000
Restricted Stock	-0-	-0-	-0-	904,000	-0-	-0-	-0-
Health and Welfare Benefits Continuation	38,000	38,000	-0-	38,000	-0-	38,000	38,000
280G Tax Gross-Up(3)	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Other	-0-	-0-	-0-	-0-	-0-	-0-	-0-
TOTAL	2,375,000	2,375,000	-0-	4,316,000	-0-	2,375,000	2,375,000

(1)	Mr. Vuolo may resign from his employment after six months following a Change in Control of WebMD and receive the same benefits as if he was terminated without Cause or for Good Reason following a Change in Control. He may not unilaterally resign without Good Reason prior to such date and receive these benefits. However, for purposes of calculating the amounts included in the column for “Voluntary Termination in Connection with a Change in Control” WebMD treats such resignation as occurring on December 31, 2007 and assumes that the six month transition period requirement has been met.

(2)	The amounts in this row, other than the columns that are zero, consist of 18 months of salary and annual bonuses, plus an annual bonus for 2007. WebMD has assumed, solely for purposes of preparing this table, that the amount of such annual bonus is $250,000 (based on what was actually paid for 2006, the year prior to the year of the assumed termination).

(3)	For purposes of preparing this table, WebMD assumed that the bonus for the year of termination is reasonable compensation for services performed. In addition, WebMD has assumed, solely for purposes of preparing this table, that 50% of the salary continuation portion of the severance constitutes “reasonable compensation” for the restrictive covenants to which the executive is bound following the termination of employment. Accordingly, WebMD has not treated that portion of the salary continuation as a parachute payment for purposes of Section 280G. Such assumption may change at the time of an actual change in control.

Mark D. Funston, Executive VP and Chief Financial Officer

							Termination of
		Voluntary					Employment
		Termination					without
	Voluntary	in Connection				Involuntary	“Cause”
	Termination	with a	Other	Permanent	Involuntary	Termination	Following a
	for “Good	“Change in	Voluntary	Disability	Termination	without	‘‘Change in
Executive Benefits and Payments	Reason”	Control”	Termination	or Death	for “Cause”	“Cause”	Control”

Cash Severance(1)	$-0-	$-0-	$-0-	$375,000	$-0-	$375,000	$750,000
Stock Options	-0-	-0-	-0-	243,000	-0-	81,000	81,000
Restricted Stock	-0-	-0-	-0-	603,000	-0-	201,000	201,000
Health and Welfare Benefits Continuation	-0-	-0-	-0-	10,000	-0-	10,000	10,000
280G Tax Gross-Up	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Other	-0-	-0-	-0-	-0-	-0-	-0-	-0-
TOTAL	-0-	-0-	-0-	1,231,000	-0-	667,000	1,042,000

(1)	$375,000 represents one year of salary; $750,000 represents two years of salary.

Nan-Kirsten Forte, Executive Vice President — Consumer Services

							Termination of
							Employment
							without
		Voluntary					“Cause” or
		Termination					for “Good
	Voluntary	in Connection				Involuntary	Reason”
	Termination	with a	Other	Permanent	Involuntary	Termination	Following a
	for “Good	“Change in	Voluntary	Disability	Termination	without	“Change in
Executive Benefits and Payments	Reason”	Control”	Termination	or Death	for “Cause”	“Cause”	Control”

Cash Severance(1)	$463,000	$-0-	$-0-	$-0-	$-0-	$463,000	$463,000
Stock Options	648,000	-0-	-0-	1,296,000	-0-	648,000	648,000
Restricted Stock	-0-	-0-	-0-	565,000	-0-	-0-	-0-
Health and Welfare Benefits Continuation	10,000	-0-	-0-	-0-	-0-	10,000	10,000
280G Tax Gross-Up	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Other	-0-	-0-	-0-	-0-	-0-	-0-	-0-
TOTAL	1,121,000	-0-	-0-	1,861,000	-0-	1,121,000	1,121,000

(1)	Represents one year of salary and an annual bonus for 2007. WebMD has assumed, solely for purposes of preparing this table, that the amount of the annual bonus used for calculating the amounts in this line of the table is $110,000, the amount of Ms. Forte’s bonus for 2006 (the year prior to the year of the assumed termination).

Martin J. Wygod, Chairman of the Board

							Termination of
							Employment
		Voluntary					without
		Termination					“Cause” or for
	Voluntary	in Connection				Involuntary	“Good Reason”
	Termination	with a	Other	Permanent	Involuntary	Termination	Following a
	for “Good	“Change in	Voluntary	Disability	Termination	without	“Change in
Executive Benefits and Payments	Reason”	Control”(1)	Termination	or Death	for “Cause”	“Cause”	Control”

Cash Severance	$2,527,000	$2,527,000	$-0-	$2,527,000	$-0-	$2,527,000	$2,527,000
Stock Options	5,688,000	5,688,000	-0-	5,688,000	-0-	5,688,000	5,688,000
Restricted Stock	5,404,000	5,404,000	-0-	5,404,000	-0-	5,404,000	5,404,000
Health and Welfare Benefits Continuation	32,000	32,000	-0-	32,000	-0-	32,000	32,000
280G Tax Gross-Up(2)	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Other	-0-	-0-	-0-	-0-	-0-	-0-	-0-
TOTAL	13,651,000	13,651,000	-0-	13,651,000	-0-	13,651,000	13,651,000

(1)	Represents salary through August 3, 2010. Mr. Wygod is required to provide consulting services during the period he is receiving severance payments. Please see the description of his employment agreement below under “WebMD Executive Compensation — Employment Agreements with Named Executive Officers — Martin J. Wygod.”

(2)	WebMD has assumed, solely for purposes of preparing this table, that the salary continuation portion of the severance is the only portion of the severance benefits that constitutes “reasonable compensation” for the consulting services required of Mr. Wygod and the restrictive covenants to which he is bound following the termination of his employment. Accordingly, WebMD has not treated the salary continuation portion as a parachute payment for purposes of Section 280G. Such assumption may change at the time of an actual change in control.

Employment Agreements with Named Executive Officers

The following are summaries of the employment agreements with WebMD’s Named Executive Officers. The agreements provide the general framework and some of the specific terms for the compensation of the Named Executive Officers. Approval of the Compensation Committee is required prior to WebMD entering into employment agreements with its executive officers. However, many of the decisions relating to the compensation of WebMD’s Named Executive Officers for a specific year made by the Compensation Committee (or, in the case of Messrs. Funston and Wygod, by the HLTH Compensation Committee) are implemented without changes to the general terms of employment set forth in those agreements. With respect to 2007, those decisions and their implementation are discussed earlier in this “WebMD Executive Compensation” section.

Wayne T. Gattinella

WebMD is party to an employment agreement, dated as of April 28, 2005, with Wayne Gattinella, who serves as WebMD’s CEO and President. The following is a description of Mr. Gattinella’s employment agreement:

•	Mr. Gattinella currently receives an annual base salary of $560,000 and is eligible to earn a bonus of up to 100% of his base salary. For 2007, Mr. Gattinella received an annual bonus of $135,000, determined by the Compensation Committee of WebMD’s board in its discretion (and ratified by HLTH’s Compensation Committee). In addition, the Compensation Committee approved an SBP Award of $135,000 with respect to Mr. Gattinella. See “WebMD Executive Compensation — Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2007 — Annual Cash Bonuses” and “Supplemental Bonus Program (SBP)” above. With respect to subsequent years, the employment agreement provides that achievement of 50% of Mr. Gattinella’s bonus will be based upon WebMD’s attainment of corporate financial and strategic goals to be established by the Compensation Committee, with the financial goals generally related to revenue and/or other measures of operating results, and achievement of the remaining 50% of Mr. Gattinella’s bonus will be based on performance goals to be established by the Compensation Committee. For information regarding Mr. Gattinella’s equity compensation, see the “WebMD Executive Compensation — Executive Compensation Tables” above.

•	In the event of the termination of Mr. Gattinella’s employment, prior to April 30, 2009, by WebMD without “Cause” or by Mr. Gattinella for “Good Reason” (as those terms are described below), he would be entitled to continue to receive his base salary for one year from the date of termination, to receive any unpaid bonus for the year preceding the year in which the termination occurs, and to receive healthcare coverage until the earlier of one year following his termination and the date upon which he receives comparable coverage under another plan. Amounts with respect to Mr. Gattinella’s SBP Award are payable only in accordance with the terms of the Supplemental Bonus Program Trust (see “WebMD Executive Compensation — Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2007 — Annual Cash Bonuses” and “— Supplemental Bonus Program (SBP)” above). In the event that a termination of Mr. Gattinella’s employment by WebMD without Cause or by Mr. Gattinella for Good Reason occurs before the fourth anniversary of the grant of the options to purchase WebMD Class A Common Stock, 25% of such options would continue to vest on the next vesting date following the date of termination.

•	In the event of a “Change in Control” of WebMD (as that term is described below), the unvested portion of the options to purchase WebMD Class A Common Stock would continue to vest until the next scheduled vesting date following the Change in Control. The continued vesting applies only if Mr. Gattinella remains employed until six months following such Change in Control or is terminated by WebMD’s successor without Cause or he resigns for Good Reason during such six-month period. For purposes of the employment agreement, a “Change in Control” would occur when: (i) a person, entity or group acquires more than 50% of the voting power of WebMD, (ii) there is a reorganization, merger or consolidation or sale involving all or substantially all of WebMD’s assets, or (iii) there is a complete liquidation or dissolution of WebMD.

•	For purposes of the employment agreement: (a) “Cause” includes (i) continued willful failure to perform duties after 30 days’ written notice, (ii) willful misconduct or violence or threat of violence that would harm WebMD, (iii) a material breach of WebMD’s policies, the employment agreement, or the Trade Secret and Proprietary Information Agreement (as described below), that remains unremedied after 30 days’ written notice, or (iv) conviction of a felony in respect of a dishonest or fraudulent act or other crime of moral turpitude; and (b) “Good Reason” includes any of the following conditions or events remaining in effect after 30 days’ written notice: (i) a reduction in base salary, (ii) a material reduction in authority, or (iii) any material breach of the employment agreement by WebMD.

•	The employment agreement and the Trade Secret and Proprietary Information Agreement described below are governed by the laws of the State of New York.

Mr. Gattinella is also a party to a related Trade Secret and Proprietary Information Agreement that contains confidentiality obligations that survive indefinitely. The agreement also includes non-solicitation provisions that prohibit Mr. Gattinella from hiring WebMD’s employees or soliciting any of WebMD’s clients or customers that he had a relationship with during the time he was employed by WebMD, and non-competition provisions that prohibit Mr. Gattinella from being involved in a business that competes with WebMD’s business or that competes with any other business engaged in by any affiliates of WebMD if he is directly involved in such business. The non-solicitation and non-competition obligations end on the first anniversary of the date his employment has ceased.

Anthony Vuolo

Anthony Vuolo, who serves as WebMD’s Chief Operating Officer, was a party to an employment agreement with HLTH. Mr. Vuolo’s employment agreement has been amended and restated, effective as of the date of WebMD’s initial public offering, and assumed by WebMD. The following is a description of Mr. Vuolo’s amended and restated employment agreement:

•	The employment agreement provides that Mr. Vuolo will receive an annual base salary of $450,000 and is eligible to earn a bonus of up to 100% of his base salary. For 2007, Mr. Vuolo received an annual bonus of $125,000, determined by the Compensation Committee of WebMD’s board in its discretion. In addition, the Compensation Committee approved an SBP Award of $125,000 with respect to Mr. Vuolo. See “WebMD Executive Compensation — Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2007 — Annual Cash Bonuses” and “Supplemental Bonus Program (SBP)” above. With respect to subsequent years, the employment agreement provides that achievement of 50% of that bonus will be based upon WebMD’s attainment of corporate financial and strategic goals to be established by the Compensation Committee of WebMD’s board in consultation with Mr. Vuolo and achievement of the remaining 50% will be determined in the discretion of WebMD’s Compensation Committee, or in the discretion of the Compensation Committee of HLTH’s board with respect to services rendered by Mr. Vuolo to HLTH. For information regarding Mr. Vuolo’s equity compensation, see the “WebMD Executive Compensation — Executive Compensation Tables” above.

•	In the event of the termination of Mr. Vuolo’s employment due to his death or disability, by WebMD without Cause (as described below), or by Mr. Vuolo for Good Reason (as described below), or as a result of WebMD’s failure to renew his employment agreement, he would be entitled to:

(a) continuation of his base salary for a period of eighteen months following the date of termination;

(b)	any unpaid bonus for the year preceding the year in which the termination of employment occurs, as well as payment for bonuses for the eighteen-month period following the date of termination calculated using the bonus paid for the year prior to the year of termination; and

(c)	continued participation in WebMD’s welfare benefit plans for thirty-six months or if earlier, until he is eligible for comparable benefits.

Amounts with respect to Mr. Vuolo’s SBP Award are payable only in accordance with the terms of the Supplemental Bonus Trust (see “WebMD Executive Compensation — Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2007 — Annual Cash Bonuses” and “Supplemental Bonus Program (SBP)” above).

In addition, all vested options to purchase HLTH Common Stock granted to Mr. Vuolo (other than the options granted March 17, 2004) would remain exercisable as if he remained in HLTH’s employ through the original expiration date specified in each applicable stock option agreement. Further, the options to purchase WebMD Class A Common Stock granted in connection with WebMD’s initial public offering would continue to vest through the next vesting date following the date of termination; provided that if the event triggering Good Reason is a Change in Control (as described below) then these options would be treated as described below. Mr. Vuolo’s receipt of these severance benefits is subject to his continued compliance with applicable restrictive covenants.

•	For purposes of the employment agreement: (a) “Cause” includes (i) a material breach of his employment agreement that remains unremedied after 30 days’ written notice, or (ii) conviction of a felony; and (b) “Good Reason” includes (i) a material reduction in his title or responsibilities, (ii) the requirement to report to anyone other than WebMD’s CEO, (iii) a reduction in his base salary or material fringe benefits, (iv) a material breach by WebMD of his employment agreement, (v) relocation of his place of work outside Manhattan, New York, unless it is within 25 miles of his current residence, or (vi) the date that is six months following a Change in Control (as described below) of WebMD or HLTH (so long as WebMD is a subsidiary of HLTH at the time of a Change in Control of HLTH and that Mr. Vuolo remains employed by WebMD’s successor or HLTH’s successor, or is terminated without Cause or resigns for Good Reason, during such six-month period).

•	For purposes of the employment agreement, a “Change in Control” would occur when: (i) any person, entity, or group acquires at least 50% of the voting power of WebMD or HLTH, (ii) there is a sale of all or substantially all of WebMD’s or HLTH’s assets in a transaction where then current stockholders do not receive a majority of the voting power or equity interest in the acquiring entity or its controlling affiliates or (iii) a complete liquidation or dissolution of WebMD or HLTH occurs.

•	The employment agreement also provides that in the event of a Change in Control of WebMD prior to the fourth anniversary of the date of grant of the stock option granted in connection with WebMD’s initial public offering, as long as Mr. Vuolo remains employed for at least 6 months after the Change in Control (or is terminated without Cause or resigns for Good Reason), then such option will continue to vest through the next vesting date, whether or not Mr. Vuolo remains employed by WebMD on such vesting date.

•	The employment agreement provides that, in the event of a transaction whereby WebMD is no longer a subsidiary of HLTH and, as a result, Mr. Vuolo is no longer providing services to HLTH, then all options to purchase HLTH’s stock granted to Mr. Vuolo will be treated as if his employment was terminated without Cause.

•	The employment agreement contains confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that end on the second anniversary of the date employment has ceased.

•	The employment agreement is governed by the laws of the State of New York.

•	The employment agreement contains a tax gross-up provision relating to any excise tax that Mr. Vuolo incurs by reason of his receipt of any payment that constitutes an excess parachute payment as defined in Section 280G of the Internal Revenue Code. Any excess parachute and related gross-up payments made to Mr. Vuolo will not be deductible for federal income tax purposes.

Mark D. Funston

HLTH is party to an employment agreement with Mark Funston entered into on November 9, 2006, at the time he was initially hired to be its Chief Financial Officer. Since August 2007, Mr. Funston has also been serving as WebMD’s Chief Financial Officer. The following is a description of Mr. Funston’s employment agreement:

•	The agreement provides for an employment period for five years from November 13, 2006.

•	Under the agreement, Mr. Funston’s annual base salary is $375,000 and Mr. Funston is eligible to receive an annual bonus of up to 50% of his annual base salary. The amount of any bonus is in the discretion of the Compensation Committee of the board of HLTH. For 2007, Mr. Funston received a bonus of $100,000, determined by the Compensation Committee of HLTH’s board in its discretion. See “WebMD Executive Compensation — Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2007 — Annual Cash Bonuses” above. For information regarding Mr. Funston’s equity compensation, see the “WebMD Executive Compensation — Executive Compensation Tables” above.

•	In the event of the termination of Mr. Funston’s employment by HLTH without “cause” (as described below), he would be entitled to: (i) continuation of his base salary, as severance, for one year for each year of completed service with a minimum of one year and a maximum of three years (provided that if the termination occurs following a Change in Control (as defined in the 2000 Plan), the minimum severance pay period will be two years); (ii) payment of COBRA premiums as if he were an active employee with similar coverage during the period he is receiving severance (up to 18 months); (iii) the restricted stock described above will vest and the restrictions thereon will lapse on the date of termination for that portion of the award that would have vested on the next vesting date following the termination of employment or, if such termination occurs after the second anniversary of the grant date, the next two vesting dates (to the extent not previously vested); and (iv) the option granted by HLTH at the time of his employment will continue to vest and remain outstanding through the next vesting date following the termination of employment (or, if such termination occurs following the second anniversary of the grant date, the next two vesting dates (to the extent not previously vested)). If his employment is terminated as a result of his becoming disabled or his death, he (or his estate) will be entitled to the payments and benefits as if his employment had been terminated by HLTH without cause.

•	If Mr. Funston’s employment is terminated by HLTH for “cause” or by him, he (a) would not be entitled to any further compensation or benefits and (b) would not be entitled to any additional rights or vesting with respect to the restricted stock or the stock options following the date of termination.

•	For purposes of Mr. Funston’s employment agreement, “cause” generally includes: (i) his bad faith in connection with the performance of his duties or his willful failure to follow the lawful instructions of the Chief Executive Officer, the board or the Audit Committee of HLTH, following written notice and a 20 day period of time to remedy such failure; (ii) his engaging in any willful misconduct that is, or is reasonably likely to be, injurious to HLTH (or any of its affiliates) or which could reasonably be expected to reflect negatively upon HLTH or otherwise impair or impede its operations; (iii) his material breach of a policy of HLTH, which breach is not remedied (if susceptible to remedy) following written notice and a 20 day period of time to remedy such breach; (iv) his material breach of the employment agreement, which breach is not remedied (if susceptible to remedy) following written notice and a 20 day period of time to remedy such breach; or (v) his commission of a felony in respect of a dishonest or fraudulent act or other crime of moral turpitude.

•	The employment agreement contains confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that end on the second anniversary of the date employment has ceased for any reason. The severance payments and other post-employment benefits due to Mr. Funston under the employment agreement are subject to Mr. Funston’s continued compliance with these covenants.

•	The employment agreement is governed by the laws of the State of New Jersey.

Nan-Kirsten Forte

WebMD is party to an employment agreement with Nan-Kirsten Forte, who serves as WebMD’s Executive Vice President — Consumer Services. The following is a description of Ms. Forte’s employment agreement with WebMD. In this description of Ms. Forte’s employment agreement, the terms “Cause” and “Good Reason” are used with the same meanings as in the description of Mr. Gattinella’s employment agreement above.

•	The employment agreement provides that Ms. Forte receives an annual base salary of $352,500 and is entitled to receive an annual bonus with a target of 35% of base salary to be determined by WebMD’s Compensation Committee. For 2007, Ms. Forte received a bonus of $40,000, determined by the Compensation Committee of WebMD’s board in its discretion. In addition, the Compensation Committee approved an SBP Award of $40,000 with respect to Ms. Forte. See “WebMD Executive Compensation — Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2007 — Annual Cash Bonuses” and “Supplemental Bonus Program (SBP)” above. For information regarding Ms. Forte’s equity compensation, see the “WebMD Executive Compensation — Executive Compensation Tables” above.

•	In the event of the termination of Ms. Forte’s employment by WebMD without Cause or by Ms. Forte for Good Reason prior to the fourth anniversary of the effective date of the agreement, she would be entitled to continue to receive her base salary for one year following her termination, to receive any unpaid bonus for the year preceding the year in which the termination occurs, and to receive health coverage until the earlier of one year following her termination and the date upon which she receives comparable coverage under another plan. Amounts with respect to Ms. Forte’s SBP Award are payable only in accordance with the terms of the Supplemental Bonus Program Trust (see “WebMD Executive Compensation — Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2007 — Annual Cash Bonuses” and “Supplemental Bonus Program (SBP)” above). In addition, the stock options granted in connection with WebMD’s initial public offering would continue to vest through the next vesting date following the date of termination. Ms. Forte’s receipt of these severance benefits is subject to her execution of a release of claims against WebMD and continued compliance with applicable restrictive covenants.

•	The employment agreement and the Trade Secret and Proprietary Information Agreement described below are each governed by the laws of the State of New York.

Ms. Forte is also a party to a related Trade Secret and Proprietary Information Agreement that contains confidentiality obligations that survive indefinitely. The agreement also includes non-solicitation provisions that prohibit her from hiring WebMD’s employees or soliciting any of WebMD’s clients or customers with whom she had a relationship during the time she was employed by WebMD, and non-competition provisions that prohibit her from being involved in a business that competes with WebMD’s business or that competes with any other business engaged in by any affiliates of WebMD if she is directly involved in such business. The non-solicitation and non-competition obligations end on the first anniversary of the date her employment ceases.

Martin J. Wygod

On August 3, 2005, HLTH amended and restated the employment agreement, dated October 8, 2001, with Martin J. Wygod. The agreement was further amended on February 1, 2006. Under the amended agreement, Mr. Wygod serves as HLTH’s Chairman of the Board, and also serves as Chairman of the Board of WebMD. In these positions, Mr. Wygod focuses on the overall strategy, strategic relationships and transactions intended to create long-term value for stockholders. He is also currently serving as Acting Chief Executive Officer of HLTH. The following is a description of Mr. Wygod’s amended employment agreement:

•	The employment agreement provides for an employment period through August 3, 2010.

•	Under the employment agreement, Mr. Wygod received an annual base salary of $1.26 million, for his services as Chairman of the Board of HLTH, until the completion of WebMD’s initial public offering; when the initial public offering was completed in September 2005, Mr. Wygod’s base salary was reduced to $975,000 per year. The amount of any bonus is in the discretion of the Compensation Committee of the board of HLTH. For 2007, Mr. Wygod received an annual bonus of $520,000 from HLTH. See “WebMD Executive Compensation — Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2007 — Annual Cash Bonuses” above. For information regarding Mr. Wygod’s equity compensation, see the “WebMD Executive Compensation — Executive Compensation Tables” above.

•	In the event of termination of Mr. Wygod’s employment by HLTH without “Cause” (as described below) or by Mr. Wygod for “Good Reason” (as described below), Mr. Wygod would become a consultant for HLTH and would be entitled to receive his salary, at the rate then in effect, and continuation of benefits until the later of (i) two years following such termination or (ii) August 3, 2010. In addition, all options, or other forms of equity compensation, granted to Mr. Wygod by HLTH or any of its affiliates (which would include WebMD) that have not vested prior to the date of termination would become vested as of the date of termination and, assuming there has not been a “Change in Control” of HLTH or of WebMD (as described below), would continue to be exercisable as long as he remains a consultant (or longer if the plan or agreement expressly provided). The amount of past bonuses would not be included in the calculation of the amount of Mr. Wygod’s severance payments. In the event that Mr. Wygod’s employment is terminated due to death or disability, he or his estate would receive the same benefits as described above. For purposes of the employment agreement:

(a)	“Cause” includes a final court adjudication that Mr. Wygod (i) committed fraud or a felony directed against HLTH (or its affiliates) relating to his employment, or (ii) materially breached any of the material terms of the employment agreement; and

(b)	“Good Reason” includes the following conditions or events: (i) a material reduction in title or responsibility that remains in effect for 30 days after written notice, (ii) a final court adjudication that HLTH materially breached any material provisions of the employment agreement, (iii) failure to serve on HLTH’s board or the Executive Committee of HLTH’s board, or (iv) the occurrence of a “Change in Control” (as described below) of HLTH.

•	The employment agreement provides that in the event there is a Change in Control of HLTH, all outstanding options and other forms of equity compensation (including equity compensation granted by WebMD) would become immediately vested on the date of the Change in Control and, if following the Change in Control, Mr. Wygod’s employment terminates for any reason other than Cause, they would continue to be exercisable until the tenth anniversary of the applicable date of grant. A Change in Control of HLTH is also an event that constitutes Good Reason for purposes of a termination by Mr. Wygod. In the event there is a Change in Control of WebMD, any portion of Mr. Wygod’s equity that relates to WebMD will fully vest and become exercisable on the date of such event, and if following such event, Mr. Wygod’s engagement with WebMD is terminated for any reason other than cause, such equity will remain outstanding until the expiration of its original term. For purposes of the employment agreement:

(a)	a “Change in Control” of HLTH includes (i) a change in the majority of the board of directors of HLTH without the consent of the incumbent directors, (ii) any person or entity becoming the beneficial owner of 25% or more of the voting shares of HLTH and the Compensation Committee determining that such transaction constitutes a change in control, taking into consideration all relevant facts, (iii) consummation of a reorganization, merger or similar transaction as a result of which HLTH’s stockholders prior to the consummation of the transaction no longer represent 50% of the voting power and (iv) consummation of a sale of all or substantially all of HLTH’s assets; and

(b)	a “Change in Control” of WebMD includes (i) a change in the majority of the board of directors of WebMD without the consent of the incumbent directors, (ii) any person or entity becoming the beneficial owner of 50% or more of the voting shares of WebMD, (iii) consummation of a reorganization, merger or similar transaction as a result of which WebMD’s stockholders prior to the consummation of the transaction no longer represent 50% of the voting power and (iv) consummation of a sale of all or substantially all of WebMD’s assets;

provided that no public offering nor any split-off, spin-off, stock dividend or similar transaction as a result of which the voting securities of WebMD are distributed to HLTH’s stockholders will constitute a Change in Control of WebMD or HLTH.

•	In the event Mr. Wygod terminates his engagement with WebMD for “Good Reason” (as described in the following sentence), WebMD restricted stock and options to purchase WebMD Class A Common Stock granted to him will fully vest and become exercisable on the date his engagement terminates and will remain exercisable for the period beginning on such date and ending on the later of two years following such termination or August 3, 2010. For the purposes of a termination of Mr. Wygod’s engagement with WebMD by him, “Good Reason” means a material reduction in Mr. Wygod’s title or responsibilities as Chairman of the Board of WebMD.

•	In the event that Mr. Wygod’s employment with HLTH is terminated for any reason, but he remains Chairman of the Board of WebMD, WebMD will have no obligation to pay a salary to Mr. Wygod.

•	The employment agreement contains confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that continue until the second anniversary of the date his employment has ceased.

•	The employment agreement contains a tax gross-up provision relating to any excise tax that Mr. Wygod incurs by reason of his receipt of any payment that constitutes an excess parachute payment as defined in Section 280G of the Internal Revenue Code. Any excess parachute payments and related tax gross-up payments made to Mr. Wygod will not be deductible for federal income tax purposes.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF WEBMD

Transactions with HLTH

This section describes the material provisions of agreements between HLTH (or one of its subsidiaries other than WebMD and its subsidiaries) and WebMD (or one of its subsidiaries). For additional information regarding the financial terms of certain of these agreements and charges from WebMD to HLTH and from HLTH to WebMD under certain of these agreements and certain predecessor arrangements, see “Transactions with HLTH” in Annex C-2, “WebMD Health Corp. 2007 Annual Report — Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in this joint proxy statement/prospectus and Note 5 to the Consolidated Financial Statements included as Annex C-1 to this joint proxy statement/prospectus.

Merger Agreement

For information regarding the merger agreement entered into between HLTH and WebMD, see “The Merger Agreement” above.

Services Agreement

WebMD has entered into a Services Agreement with HLTH pursuant to which WebMD is charged for specified services provided by HLTH. Under the Services Agreement, HLTH receives an amount that reasonably approximates its cost of providing services to WebMD. The services that HLTH provides include certain administrative services, including services relating to payroll, accounting, tax planning and compliance, employee benefit plans, legal matters and information processing. In addition, WebMD reimburses HLTH for an allocated portion of certain expenses that HLTH incurs for outside services and similar items, including insurance and audit fees, outside personnel, facilities costs, professional fees, software maintenance fees and telecommunications costs. HLTH has agreed to make the services available to WebMD for a term of up to 5 years following WebMD’s initial public offering. However, WebMD is not required, under the Services Agreement, to continue to obtain services from HLTH. In the event WebMD wishes to receive those services from a third party or provide them internally, WebMD has the option to terminate services, in whole or in part, at any time, generally by providing, with respect to the specified services or groups of services, 60 days’ notice and, in some cases, paying a termination fee of not more than $30,000 to cover costs of HLTH relating to the termination. HLTH has the option to terminate the services that it provides to WebMD, in whole or in part, if it ceases to provide such services for itself, upon at least 180 days’ written notice to WebMD. WebMD paid HLTH approximately $3,340,000 under the Services Agreement in 2007.

Registration Rights Agreement

WebMD has entered into a Registration Rights Agreement with HLTH, which requires WebMD to use its reasonable best efforts, upon HLTH’s request, to register under the applicable federal and state securities laws any of the shares of WebMD equity securities owned by HLTH for sale in accordance with HLTH’s intended method of disposition, and to take such other actions as may be necessary to permit the sale in other jurisdictions, subject to specified limitations. HLTH has the right to include the shares of WebMD’s equity securities it beneficially owns in other registrations of these equity securities that WebMD initiates. WebMD is required to pay all expenses incurred in connection with each registration, excluding underwriters’ discounts, if any. Subject to specified limitations, the registration rights are assignable by HLTH and its assignees. The Registration Rights Agreement contains customary indemnification and contribution provisions.

Tax Sharing Agreement

WebMD is a party to a Tax Sharing Agreement with HLTH that governs the respective rights, responsibilities, and obligations of HLTH and WebMD with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding taxes and related tax returns. In general, the Tax Sharing Agreement does not require HLTH or WebMD to reimburse the other party to the extent of any net tax savings realized by the consolidated group, as a result of the group’s utilization of WebMD’s or HLTH’s attributes, including net operating losses, during the period of consolidation. However, under the Tax Sharing Agreement, HLTH has agreed to compensate WebMD for any use of WebMD’s net operating losses that may result from certain extraordinary transactions. Specifically, the Tax Sharing Agreement provides that, if HLTH or any corporation that is controlled, directly or indirectly, by HLTH, other than WebMD or its subsidiaries, has income or gain from the sale of assets (including a subsidiary) outside the ordinary course of business, extinguishment of debt or other extraordinary transaction (“Extraordinary Gains”), HLTH will make a payment to WebMD and its subsidiaries (collectively, the “WebMD Subgroup”) equal to 35% of the amount of the WebMD Subgroup’s NOL carryforwards that are absorbed in the consolidated tax return as a result of the incurrence of such Extraordinary Gains. Under the Tax Sharing Agreement, HLTH reimbursed WebMD approximately $150 million with respect to the EPS Sale and the 2006 EBS Sale. On February 8, 2008, HLTH completed the 2008 EBS Sale, pursuant to which it sold its 48% minority interest in EBS to an affiliate of General Atlantic LLC and investment funds management by Hellman & Friedman LLC. The sale price was $575 million in cash. Additionally, on July 22, 2008, HLTH completed the sale of ViPS for $225 million in cash. HLTH expects to recognize a taxable gain on these transactions and expects to utilize a portion of its federal NOL carryforward to offset a portion of the tax liability resulting from these transactions. The actual amounts of the utilization of the NOL carryforward and of the related reimbursement to WebMD are dependent on numerous factors and cannot be determined with certainty until HLTH completes its income tax calculations for the year ended December 31, 2008. Notwithstanding the foregoing, under the merger agreement, HLTH and WebMD have agreed that, if the merger is consummated, none of the income or gain attributable to the 2008 EBS Sale or the divestiture of ViPS or Porex will be treated as “Extraordinary Gain” and, accordingly, no reimbursement will be required.

WebMD has agreed in the Tax Sharing Agreement that it will not knowingly take or fail to take any action that could reasonably be expected to preclude HLTH’s ability to undertake a split-off or spin-off on a tax-free basis. WebMD has agreed that, in the event that HLTH decides to undertake a split-off or spin-off of WebMD capital stock to HLTH’s stockholders, WebMD will enter into a new Tax Sharing Agreement with HLTH that will set forth the parties’ respective rights, responsibilities and obligations with respect to any such split-off or spin-off.

Beneficial ownership of at least 80% of the total voting power and value of WebMD’s capital stock is required in order for HLTH to continue to include the WebMD Subgroup in its consolidated group for federal income tax purposes. It is the present intention of HLTH to continue to file a single consolidated federal income tax return with its eligible subsidiaries. Each member of the consolidated group for federal income tax purposes will be jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the Tax Sharing Agreement allocates tax liabilities between WebMD and HLTH during the period in which WebMD is included in the consolidated group of HLTH, WebMD could be liable for the federal income tax liability of any other member of the consolidated group in the event any such liability is incurred and not discharged by such other member. The Tax Sharing Agreement provides, however, that HLTH will indemnify WebMD to the extent that, as a result of being a member of the consolidated group of HLTH, WebMD becomes liable for the federal income tax liability of any other member of the consolidated group, other than the WebMD Subgroup. Correspondingly, the Tax Sharing Agreement requires WebMD to indemnify HLTH and the other members of the consolidated group with respect to WebMD’s federal income tax liability. Similar principles generally will apply for income tax purposes in some state, local and foreign jurisdictions.

Indemnity Agreement

WebMD has entered into an Indemnity Agreement with HLTH, under which WebMD and HLTH have agreed to indemnify each other with respect to some matters. WebMD has agreed to indemnify HLTH against liabilities arising from or based on:

•	the operations of WebMD’s business;

•	any material untrue statements or omissions in the Prospectus included in the IPO Registration Statement, other than material untrue statements or omissions contained in or pertaining to information relating solely to HLTH; and

•	guarantees or undertakings made by HLTH to third parties in respect of WebMD’s liabilities or obligations or those of WebMD’s subsidiaries.

HLTH has agreed to indemnify WebMD against liabilities arising from or based on:

•	the operations of HLTH’s business;

•	any material untrue statements or omissions in the Prospectus included in the IPO Registration Statement, other than material untrue statements or omissions contained in or pertaining to information relating solely to WebMD; and

•	certain pre-existing legal proceedings.

The agreement contains provisions governing notice and indemnification procedures.

Intellectual Property License Agreement

The Intellectual Property License Agreement governs certain rights, responsibilities, and obligations of HLTH and WebMD with respect to the name “WebMD” and related intellectual property that HLTH had used. Under the Intellectual Property License Agreement, HLTH transferred any right it may have to the name “WebMD” and the related intellectual property to WebMD prior to the completion of WebMD’s initial public offering.

Private Portals License

HLTH has licensed WebMD’s private portal health and benefits management services for use by its employees and the employees of its other subsidiaries for a period of three years, through June 30, 2008. The fees payable by HLTH for this license for 2007 were approximately $250,000.

Product Development, Marketing and Related Arrangements

On January 31, 2006, HLTH and WebMD entered into agreements to support each other’s product development and marketing of certain product lines. The parties agreed that WebMD would, in general, manage the product development and marketing of HLTH’s and WebMD’s product lines in the following areas:

•	online tools and applications that are displayed to physicians and consumers that provide “quality” ratings of providers and that analyze patient care (we refer to these types of applications as External Clinical Quality Applications); and

•	online tools and applications that are displayed to end-user consumers, plan members and/or patients to assist in (a) communicating with, or viewing information from, providers or payers, (b) making informed benefit, provider and/or treatment choices, through access to content, personal health records, plan comparison tools, benefit comparison tools, cost treatment indicators, calculators, etc. or (c) managing and utilizing consumer-directed health plans and the related health savings accounts and other consumer directed financial accounts (we refer to all of these types of applications as Consumer-Directed Applications).

The agreements provided that HLTH could continue to develop and market products and services principally provided for internal use by healthcare payers. The provisions of these agreements applicable solely to relationships between HLTH and WebMD have been terminated. However, in connection with the EPS Sale, the 2006 EBS Sale and the 2008 EBS Sale, separate agreements were entered into with EPS and EBS with respect to certain matters under those agreements, and the separate agreements continue in effect with respect to the following products and services:

•	EPS has agreed to continue its relationship with WebMD to exclusively integrate WebMD’s personal health record with EPS’s clinical products, including EPS’s electronic medical record.

•	EBS has agreed to continue its strategic relationship with WebMD and to offer WebMD the opportunity to provide EBS with External Clinical Quality Applications and Consumer Directed Applications subject to mutual agreement on certain terms. In addition, if WebMD determines to pursue a Consumer Directed Application for the financial administration of the patient encounter, such as clinical messaging or a personal financial record, and requests EBS to assist WebMD in that regard, WebMD and EBS have agreed to use reasonable efforts to integrate and market such applications. In addition, EBS agreed to license certain de-identified data to HLTH for use in the development and commercialization of certain applications.

Other Business Arrangements with HLTH

WebMD has in the past entered into, and may from time to time in the future enter into, other ordinary course business arrangements with HLTH or its subsidiaries that are not material to either company and may not be the subject of any ongoing contract. For example, from time to time, HLTH has advertised some of its products and services on WebMD’s physician portals. In addition, from time to time, WebMD and ViPS have worked together on projects or provided services to each other.

Other Related Party Transactions

HLTH was reimbursed approximately $278,000 and $255,000 for 2007 and 2006, respectively, by Martin J. Wygod (who serves as its Chairman of the Board and Acting Chief Executive Officer and as WebMD’s Chairman of the Board), and a corporation that he controls, for personal use of certain of HLTH’s staff and office facilities and for the personal portion of certain travel expenses.

Affiliates of FMR Corp. provide services to HLTH in connection with the HLTH 401(k) Savings and Employee Stock Ownership Plan and the Porex 401(k) Savings Plan. FMR Corp. beneficially owned, based on its holdings as of December 31, 2007, shares representing approximately 13.6% of HLTH’s outstanding Common Stock and approximately 16.5% of the outstanding WebMD Class A Common Stock. The aggregate amount charged to HLTH for these services was approximately $37,000 for 2007 and approximately $82,000 for 2006. In 2004, WebMD entered into an agreement with Fidelity Human Resources Services Company LLC (“FHRS”) (formerly known as Fidelity Employer Services Company LLC), an affiliate of FMR Corp., to integrate WebMD’s private portals product into the services FHRS provides to its clients. FHRS provides human resources administration and benefit administration services to employers. WebMD recorded revenue of $10,362,000 in 2007 and $7,802,000 in 2006 related to the FHRS agreement, and $1,544,000 and $2,145,000, respectively, were included in accounts receivable, related to the FHRS agreement, as of December 31, 2007 and December 31, 2006. For additional information, see “Our Online Services — Private Portals — Relationship with Fidelity Human Resources Services Company LLC” in Item 1 of WebMD’s Annual Report on Form 10-K for the year ended December 31, 2007 and Note 7 to the Consolidated Financial Statements included as Annex C-1 to this joint proxy statement/prospectus.

Audit Committee Review of Related Party Transactions

Under WebMD’s Code of Business Conduct, directors and executive officers are required to disclose to WebMD’s General Counsel or Compliance Officer any transactions or relationships they are involved in that present or may present a conflict of interest with WebMD, including those that would be required to be disclosed as a related party transaction under applicable SEC rules. Under WebMD’s Code of Business Conduct and the Audit Committee Charter, the Audit Committee has authority to determine whether to approve or ratify such transactions and relationships on behalf of WebMD, other than transactions between HLTH and WebMD which, as described below, are overseen by the Related Parties Committee of the board.

The Audit Committee considers whether to ratify or approve such transactions and relationships on a case-by-case basis, rather than pursuant to a general policy.

If not disclosed to the Audit Committee or if, after disclosure, not ratified or approved by the Audit Committee, a transaction or relationship presenting a conflict of interest or potential conflict of interest between a director or executive officer and WebMD may violate WebMD’s Code of Business Conduct and other company policies. When reviewing such a relationship or transaction, the Audit Committee will examine the terms of the transaction to determine how close they are to terms that would be likely to be found in a similar arm’s-length transaction and, if not, whether they are otherwise reasonable and fair to WebMD. In addition, the Audit Committee will consider the nature of the related party’s interest in the transaction and the significance of the transaction to the related party. If the transaction involves a non-employee director, the Audit Committee may also consider whether the transaction would compromise the director’s independence. The Audit Committee may condition its ratification or approval of a transaction or relationship on imposition of specified limitations on the transaction or relationship or specific monitoring requirements on an ongoing basis.

In the case of transactions and relationships between WebMD and HLTH, WebMD’s board has delegated ongoing authority to ratify, approve and monitor them to the Related Parties Committee of the board. See “WebMD Corporate Governance — Committees of the Board of Directors — Related Parties Committee” above. The Related Parties Committee of the WebMD board consists solely of non-employee directors who are not also directors of HLTH. HLTH has a similar committee with authority to ratify, approve and monitor those transactions and relationships on its behalf, consisting solely of non-employee directors who are not also directors of WebMD.

WEBMD PROPOSAL 3: AMENDMENT TO THE
AMENDED AND RESTATED 2005 LONG-TERM INCENTIVE PLAN

A proposal to ratify and approve an amendment to WebMD’s Amended and Restated 2005 Long-Term Incentive Plan to increase the number of shares of WebMD Common Stock issuable under that Plan by [          ] shares, to a total of [          ] shares.

The Compensation Committee of WebMD’s board of directors has determined that it is in the best interests of WebMD and its stockholders to amend WebMD’s Amended and Restated 2005 Long-Term Incentive Plan (which we sometimes refer to as the 2005 Plan) to increase the number of shares of WebMD’s Common Stock issuable under the 2005 Plan by [          ] shares, to a total of [          ] shares, subject to the approval of WebMD’s stockholders. WebMD is asking stockholders to ratify and approve this increase in the number of shares issuable under the 2005 Plan in order to comply with applicable requirements of the NASDAQ Global Market and, to the extent permitted by law, to preserve the tax deductible status for certain awards granted under the 2005 Plan. The stock options (and, if any, stock appreciation rights) that would be granted under the 2005 Plan are intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code. In addition, the 2005 Plan authorizes performance-based stock awards that would give WebMD the flexibility to structure stock-based bonus opportunities as performance-based within the meaning of Section 162(m).

Competition for qualified personnel in the healthcare information services and Internet industries is intense. WebMD needs to be able to attract, motivate and retain experienced executives, writers and editors, software developers and other technical personnel, and sales and marketing personnel, among others. The availability of additional options and/or other stock-based awards for future grants will provide WebMD with greater ability to attract and retain employees in the future by offering compensation packages competitive with those available from other potential employers, while continuing to allow WebMD to use equity as a significant component of compensation.

The 2005 Plan is the only equity compensation plan of WebMD under which grants of stock-based awards may currently be made. Under the 2005 Plan, a total of approximately 2,578,530 shares were available for future grant, as of June 30, 2008. If Proposal 3 is approved by WebMD’s stockholders, an additional [          ] shares would become available for future grants under the 2005 Plan.

Persons eligible to receive awards under the 2005 Plan are employees or officers (including executive officers) of WebMD or its subsidiaries and parent, directors of WebMD, and certain consultants to WebMD or any of its subsidiaries. As of [DATE], approximately [          ] officers and employees of WebMD and its subsidiaries (including all of its executive officers), as well as each of its 6 non-employee directors, are eligible to receive grants under the 2005 Plan. As of [DATE], approximately [          ] officers and employees of HLTH and its subsidiaries (other than WebMD and its subsidiaries) are eligible to receive grants under the 2005 Plan and three employees of HLTH who are not officers or employees of WebMD have received a grant under the 2005 Plan. The Compensation Committee does not, in general, intend to make grants under the 2005 Plan to employees of HLTH and its subsidiaries who are not officers or employees of WebMD or its subsidiaries prior to the date the merger is consummated. If the merger is approved and consummated, WebMD may grant equity awards under the active HLTH plans assumed in the merger (plans under which HLTH continues to grant awards) in addition to awards under the 2005 Plan. As of June 30, 2008, there are 5,784,648 shares available for grant under HLTH’s active equity plans. As of [          ], 2008, HLTH and its subsidiaries (other than WebMD) employ approximately [          ] individuals, each of whom would become eligible for grants of WebMD equity awards following the closing.

WebMD granted options to substantially all of its and its subsidiaries employees (and shares of restricted stock to certain of its senior officers) at the time of its initial public offering in September 2005. The awards vest annually in equal installments of 25% commencing on the first anniversary of the IPO. Accordingly, in September of 2008, the awards will be 75% vested. In addition, it typically grants stock options (and, in the case of certain officers, restricted stock) when officers and other employees first join WebMD, in connection with a significant change in responsibilities and, occasionally, to achieve equity within a peer group. WebMD expects to continue these practices. WebMD has in the past, from time to time, made additional grants where appropriate to retain and motivate WebMD’s officers and employees and may do so in the future. See “Summary of the 2005 Plan — New Plan Benefits Table” below in this WebMD Proposal 3 for information regarding grants under the 2005 Plan during 2008. As of the date of this joint proxy statement/prospectus, WebMD has no current plans or proposals to make grants of awards under the 2005 Plan to specific employees or officers.

Prior to its initial public offering, WebMD’s officers (including its Named Executive Officers) received grants of HLTH restricted stock and options to purchase shares of HLTH Common Stock under HLTH’s equity compensation plans and they continue to be eligible to receive awards under those plans. However, the HLTH Compensation Committee does not, in general, intend to make grants to WebMD employees under HLTH equity compensation plans and has not done so since WebMD’s initial public offering. So long as WebMD remains a subsidiary of HLTH for purposes of the applicable HLTH equity compensation plan, HLTH restricted stock and options to purchase HLTH Common Stock held by WebMD officers and employees will generally continue to vest and remain outstanding during the period that the officer or employee remains in the employ of WebMD (subject to the terms and conditions of the applicable HLTH equity compensation plans and of agreements applicable to specific grants). HLTH’s equity compensation plans are administered by HLTH’s Compensation Committee and contain terms and conditions that are substantially similar to the terms of WebMD’s 2005 Plan.

As more fully described in “WebMD Non-Employee Director Compensation” above, WebMD’s non-employee directors receive automatic annual grants of options to purchase 13,200 shares on January 1 of each year, with an exercise price equal to the closing price of WebMD’s Common Stock on the last trading day of the prior year. WebMD’s Compensation Committee may make additional grants under the 2005 Plan to WebMD’s non-employee directors, including grants when non-employee directors first join WebMD’s board. As of the date of this joint proxy statement/prospectus, WebMD has no current plans or proposals to make any such additional grants of awards under the 2005 Plan to its non-employee directors.

As of October 8, 2008, the market price of WebMD Class A Common Stock, based upon the closing sales price as reported on the Nasdaq Global Select Market, was $22.50 per share.

WebMD’s board of directors recommends that stockholders vote “FOR” Proposal 3 so that, among other things, WebMD may continue to use options and other forms of equity compensation as a method of attracting, retaining and motivating qualified individuals in a competitive environment.

* * * *

Set forth below is a summary of the principal features of the 2005 Plan. The following summary is qualified in its entirety by the full text of the 2005 Plan, which appears as Annex E to this joint proxy statement/prospectus.

Summary of the 2005 Plan

General

The purpose of the 2005 Plan is to promote WebMD’s success by linking the personal interests of WebMD’s or its parent’s employees, officers, directors and consultants to those of its stockholders, and to provide participants with an incentive for outstanding performance. The 2005 Plan authorizes the grant of awards in any of the following forms:

•	options to purchase shares of Class A Common Stock, which may be incentive stock options or nonqualified stock options;

•	stock appreciation rights (settled in cash or Class A Common Stock);

•	performance shares;

•	restricted stock;

•	dividend equivalents;

•	other stock-based awards;

•	any other right or interest relating to Class A Common Stock; or

•	cash.

Share Limits

An aggregate of 9,000,000 shares of Class A Common Stock is issuable under the 2005 Plan and, as of June 30, 2008, approximately 2,579,000 shares were available for future grant under the 2005 Plan.

The maximum number of shares of Class A Common Stock with respect to one or more options, stock appreciation rights or combination of options and stock appreciation rights that may be granted during any one calendar year under the 2005 Plan to any one person is 412,500 (all of which, may be granted as incentive stock options), except that that limit may be increased by 412,500 for awards made in connection with a person’s initial hiring.

The maximum fair market value of any awards (determined as of the date of the grant), other than options and stock appreciation rights, that may be received by a participant, less any consideration paid by the participant for such award, during any one calendar year under the 2005 Plan is $5,000,000. The maximum number of shares of WebMD’s Class A Common Stock that may be subject to one or more performance shares (or used to provide a basis of measurement for one to determine the value of a performance share) granted in any one calendar year to any one person is 412,500.

Administration

The 2005 Plan is administered by WebMD’s Compensation Committee. The Compensation Committee has the authority:

•	to designate participants;

•	to determine the type or types of awards to be granted to each participant and the number, terms and conditions of awards or amend the terms of such award (subject to the terms of the 2005 Plan);

•	to accelerate the vesting or lapse of restrictions applicable to an award based in each case on such considerations as the Compensation Committee may determine in its discretion;

•	to establish, adopt or revise any rules and regulations as it may deem advisable to administer the 2005 Plan; and

•	to make all other decisions and determinations that may be required under the 2005 Plan.

Subject to certain limitations, the Compensation Committee is permitted to delegate to one or more directors or executive officers its authority under the 2005 Plan. The Compensation Committee has delegated certain of its authority to WebMD’s Chief Executive Officer, subject to concurrence by WebMD’s Chief Financial Officer, to grant awards to employees who are not executive officers up to the following limits: options to purchase up to 50,000 shares and restricted stock with an aggregate fair market value of up to $200,000.

Stock Options

The Compensation Committee is authorized under the 2005 Plan to grant options, which may be incentive stock options or nonqualified stock options. All options will be evidenced by a written award agreement between WebMD and the participant, which will include any provisions specified by the Compensation Committee. The exercise price of an option may not be less than the fair market value of WebMD’s Class A Common Stock on the date of grant. The terms of an incentive stock option will be intended to meet the requirements of Section 422 of the Internal Revenue Code.

Stock Appreciation Rights

The Compensation Committee may also grant stock appreciation rights. Upon the exercise of a stock appreciation right, the holder will have the right to receive the excess, if any, of the fair market value of one share of WebMD’s Class A Common Stock on the date of exercise, over the grant price of the stock appreciation right as determined by the Compensation Committee, which will not be less than the fair market value of one share of WebMD’s Class A Common Stock on the date of grant. All awards of stock appreciation rights will be evidenced by an award agreement reflecting the terms, methods of exercise, methods of settlement, form of consideration payable in settlement, and any other terms and conditions of the stock appreciation right, as determined by the Compensation Committee at the time of grant.

Restricted Stock Awards

The Compensation Committee may make awards of restricted Class A Common Stock to participants, which will be subject to restrictions on transferability and other restrictions as the Compensation Committee may impose, including, without limitation, restrictions on the right to vote restricted stock or the right to receive dividends, if any, on the restricted stock. These awards may be subject to forfeiture upon termination of employment or upon a failure to satisfy performance goals during the applicable restriction period.

Performance Shares

The Compensation Committee may grant performance shares to participants on terms and conditions as may be selected by the Compensation Committee. The Compensation Committee will have the discretion to determine the number of performance shares granted to each participant and to set performance goals and other terms or conditions to payment of the performance shares in its discretion which, depending on the extent to which they are met, will determine the number and value of performance shares that will be paid to the participant.

Dividend Equivalents

The Compensation Committee is authorized to grant dividend equivalents to participants subject to terms and conditions as may be selected by the Compensation Committee. Dividend equivalents will entitle the participant to receive payments equal to dividends (in cash, shares of WebMD’s Class A Common Stock or other property) with respect to all or a portion of the number of shares of WebMD’s Class A Common Stock subject to an award.

Other Stock-Based Awards

The Compensation Committee may, subject to limitations under applicable law, grant other awards that are payable in, or valued relative to, shares of Class A Common Stock as will be deemed by the Compensation Committee to be consistent with the purposes of the 2005 Plan, including without limitation shares of Class A Common Stock awarded purely as a bonus and not subject to any restrictions or conditions. The Compensation Committee will determine the terms and conditions of any other stock-based awards.

Annual Awards to Non-Employee Directors

The 2005 Plan provides for an automatic grant on January 1 of each year of options to purchase 13,200 shares of Class A Common Stock to each member of WebMD’s board on that date who is not an employee of WebMD or of HLTH. These options will have an exercise price equal to the fair market value of WebMD’s Class A Common Stock on the date of grant and will vest as to 25% of the underlying shares on each of the first through fourth anniversaries of the date of grant (full vesting on the fourth anniversary of the date of the grant). These options will expire ten years after the date of grant (unless previously exercised) or earlier in the event the optionee ceases to serve as a director. See “Acceleration upon Certain Events” below in this “WebMD Proposal 3: Amendment to the Amended and Restated 2005 Long-Term Incentive Plan — Summary of the 2005 Plan” section for a description of certain events that will result in acceleration of vesting of these options.

Performance Goals

In order to preserve full deductibility under Section 162(m) of the Internal Revenue Code, the Compensation Committee may determine that any award will be determined solely on the basis of:

•	the achievement by WebMD or one of its subsidiaries of a specified target return, or target growth in return, on equity or assets;

•	total stockholder return, described as WebMD’s stock price appreciation plus reinvested dividends, relative to a defined comparison group or target over a specific performance period;

•	WebMD’s stock price;

•	the achievement by WebMD or a business unit, or one of WebMD’s subsidiaries, of a specified target, or target growth in, revenues, net income, earnings per share, EBIT or EBITDA; or

•	any combination of the above.

If an award is made on this basis, the Compensation Committee must establish goals prior to the beginning of the period for which the performance goal relates, or by a later date as may be permitted under applicable tax regulations, and the Compensation Committee may for any reason reduce, but not increase, any award, notwithstanding the achievement of a specified goal. Any payment of an award granted with performance goals will be conditioned on the written certification of the Compensation Committee in each case that the performance goals and any other material conditions were satisfied.

Limitation on Transfer and Beneficiaries

No award under the 2005 Plan is assignable or transferable other than by will or the laws of descent and distribution or, except in the case of an incentive stock option, pursuant to a qualified domestic relations order. However, the Compensation Committee may permit other transfers if it deems appropriate.

Acceleration upon Certain Events

Unless otherwise set forth in the applicable award agreement, upon the participant’s death or termination of employment as a result of disability, all outstanding options, stock appreciation rights, and other awards in the nature of rights that may be exercised will become fully exercisable and all restrictions on outstanding awards will lapse. Any options or stock appreciation rights will thereafter continue or lapse in accordance with the other provisions of the 2005 Plan and the award agreement. In addition, the Compensation Committee may at any time in its discretion declare any or all awards to be fully or partially vested and exercisable, provided that the Compensation Committee will not have the authority to accelerate or postpone the timing of payment or settlement with respect to awards subject to Section 409A of the Internal Revenue Code in a manner that would cause the awards to be subject to certain related interest and penalty provisions. The Compensation Committee may discriminate among participants or among awards in exercising such discretion. Awards made to WebMD’s directors who are not employed by WebMD or its parent will automatically accelerate in the event of a Change of Control. For purposes of the Plan, a Change of Control generally includes (i) a change in the majority of the board of directors of WebMD without the consent of the incumbent directors, (ii) any person or entity becoming the beneficial owner of 50% or more of the voting shares of WebMD, (iii) consummation of a reorganization, merger or similar transaction where WebMD’s stockholders no longer represent 50% of the voting power; and (iv) consummation of a sale of all or substantially all of WebMD’s assets; provided that no public offering nor any split-off, spin-off, stock dividend or similar transaction as a result of which the voting securities of WebMD are distributed to HLTH’s stockholders will constitute a Change in Control of WebMD. The merger will not constitute a Change in Control for purposes of the 2005 Plan.

No Repricing

No adjustment may be made to a stock option or stock appreciation right award under the 2005 Plan (by amendment, cancellation and regrant, exchange or other means) that would constitute a repricing of the per share exercise or base price of the award without prior approval of WebMD’s stockholders. The Compensation Committee is, however, required to make certain adjustments to the per share exercise price or base price, as well as certain other terms, in the case of a stock split and certain other events affecting the underlying Common Stock.

Termination and Amendment

WebMD’s board or Compensation Committee has the right at any time to amend or terminate the 2005 Plan, but it may condition any amendment on the approval of WebMD’s stockholders if such approval will be necessary or advisable under tax, securities, stock exchange or other applicable laws, policies or regulations. The board or the Compensation Committee has the right to amend or terminate any outstanding award without approval of the participant, but an amendment or termination may not, without the participant’s consent, reduce or diminish the value of the award determined as if it had been exercised, vested, cashed in or otherwise settled on the date of the amendment or termination, and the original term of any option may not be extended. The Compensation Committee has broad authority to amend the 2005 Plan or any outstanding award without the approval of the participants to the extent necessary to comply with applicable tax laws, securities laws, accounting rules or other applicable laws, or to ensure that an award is not subject to interest and penalties under Section 409A of the Internal Revenue Code. If any provision of the 2005 Plan or any award agreement contravenes any regulation or U.S. Department of Treasury guidance promulgated under Section 409A of the Internal Revenue Code that could cause an award to be subject to interest and penalties, such provision will be modified to maintain the original intent of the provision without violating Section 409A. Furthermore, any discretionary authority that the Compensation Committee may have pursuant to the 2005 Plan will not be applicable to an award that is subject to Section 409A to the extent such discretionary authority will contravene Section 409A.

Federal Income Tax Information

The following discussion is a summary of the federal income tax consequences relating to the grant and exercise of awards under the 2005 Plan and the subsequent sale of Common Stock that will be acquired under this Plan. The tax effect of exercising awards may vary depending upon the particular circumstances, and the income tax laws and regulations change frequently.

Nonqualified Stock Options.  There will be no federal income tax consequences to a participant or to WebMD upon the grant of a nonqualified stock option. When the participant exercises a nonqualified option, however, he will realize ordinary income in an amount equal to the excess of the fair market value of the option shares that he receives upon exercise of the option at the time of exercise over the exercise price, and WebMD will be allowed a corresponding deduction. Any gain that a participant realizes when the participant later sells or disposes of the option shares will be short-term or long-term capital gain, depending on how long the participant held the shares.

Incentive Stock Options.  There typically will be no federal income tax consequences to a participant or to WebMD upon the grant or exercise of an incentive stock option. If the participant holds the option shares for the required holding period of at least two years after the date the option was granted or one year after exercise of the option, the difference between the exercise price and the amount realized upon sale or disposition of the option shares will be long-term capital gain or loss, and WebMD will not be entitled to a federal income tax deduction. If the participant disposes of the option shares in a sale, exchange, or other disqualifying disposition before the required holding period ends, he will realize taxable ordinary income in an amount equal to the excess of the fair market value of the option shares at the time of exercise over the exercise price, and WebMD will be allowed a federal income tax deduction equal to such amount. While the exercise of an incentive stock option does not result in current taxable income, the excess of the fair market value of the option shares at the time of exercise over the exercise price will be an item of adjustment for purposes of determining the participant’s alternative minimum tax.

Stock Appreciation Rights.  The participant will not recognize income, and WebMD will not be allowed a tax deduction, at the time a stock appreciation right is granted. When the participant exercises the stock appreciation right, the fair market value of any shares of Common Stock received will be taxable as ordinary income, and WebMD will be allowed a federal income tax deduction equal to such amount.

Restricted Stock.  Unless a participant makes an election to accelerate recognition of the income to the date of grant as described below, the participant will not recognize income, and WebMD will not be allowed a tax deduction, at the time a restricted stock award is granted. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the Common Stock as of that date, less any amount he paid for the stock, and WebMD will be allowed a corresponding tax deduction at that time, subject to any applicable limitations under Section 162(m) of the Internal Revenue Code. If the participant files an election under Section 83(b) of the Internal Revenue Code within 30 days after the date of grant of the restricted stock, he will recognize ordinary income as of the date of grant equal to the fair market value of the stock as of that date, less any amount a participant paid for the stock, and WebMD will be allowed a corresponding tax deduction at that time, subject to any applicable limitations under Section 162(m) of the Internal Revenue Code. Any future appreciation in the stock will be taxable to the participant at capital gains rates. However, if the stock is later forfeited, such participant will not be able to recover the tax previously paid pursuant to his Section 83(b) election.

Performance Shares.  A participant will not recognize income, and WebMD will not be allowed a tax deduction, at the time performance shares are granted. When the participant receives payment under the performance shares, the amount of cash and the fair market value of any shares of stock received will be ordinary income to the participant, and WebMD will be allowed a corresponding tax deduction at that time.

New Plan Benefits Table

Awards to officers and other employees under the Amended and Restated 2005 Long-Term Incentive Plan are determined by the Compensation Committee in its discretion or, in the case of employees who are not executive officers, pursuant to authority delegated to the Chief Executive Officer and Chief Financial Officer, acting jointly. Awards under this Plan to non-employee directors are determined by the Compensation Committee, in its discretion, except that non-employee directors receive automatic annual grants of options to purchase 13,200 shares on January 1 of each year, with an exercise price equal to the closing price of WebMD’s Common Stock on the last trading day of the prior year. As a result, it is not possible to determine the benefits and amounts that will be received by any individual participant or group of participants in the future. The grants shown on the table below were made during 2007 pursuant to the 2005 Plan (i) to WebMD’s employees who are executive officers (in the aggregate), (ii) to WebMD’s non-employee directors (in the aggregate), and (iii) to WebMD’s employees who are not executive officers (in the aggregate).

Name and Position	Number of Options	Dollar Value of Shares

Wayne T. Gattinella, Chief Executive Officer and President	-0-	-0-
Anthony Vuolo, Chief Operating Officer	-0-	-0-
Mark D. Funston, Executive VP and Chief Financial Officer	-0-	-0-
Nan-Kirsten Forte, Executive VP-Consumer Services	-0-	-0-
Martin J. Wygod, Chairman of the Board	-0-	-0-
Executive Group(1)	150,000	$1,130,750	(2)
Non-Executive Director Group	79,200	$340,000	(3)
Non-Executive Officer Employee Group	769,650	$2,240,670	(2)

(1)	Represents the initial grants made to Dr. Pence in connection with his hire.

(2)	Represents the aggregate dollar value, on the respective dates of issuance, of shares of WebMD restricted stock.

(3)	Represents the aggregate dollar value, on date of issuance, of shares of Class A Common Stock issued to non-employee directors in payment of annual fees for service on the WebMD board. See “WebMD Non-Employee Director Compensation — 2007 Director Compensation Table — Annual Fees” above.

Equity Compensation Plan Information

The following table contains certain information, as of December 31, 2007, about WebMD’s equity compensation plans.

	(a)		(c)
	Number of		Number of Securities
	Securities to	(b)	Remaining Available for
	Be Issued Upon	Weighted-Average	Future Issuance Under Equity
	Exercise of	Exercise Price of	Compensation Plans
	Outstanding Options,	Outstanding Options,	(Excluding Securities
Plan Category(1)	Warrants and Rights	Warrants and Rights	Reflected in Column (a))

Equity compensation plans approved by security holders	4,822,886	$27.03	2,701,478
Equity compensation plans not approved by security holders(2)	197,665	40.60	—

Total	5,020,551	27.56	2,701,478

(1)	This table does not include equity plans of HLTH providing for options to purchase shares of HLTH Common Stock and shares of HLTH restricted stock. For information regarding those equity compensation plans, see Note 13 to the Consolidated Financial Statements included as Annex C-1 to this joint proxy statement/prospectus.

(2)	The plan included in this category is the WebMD Health Corp. Long-Term Incentive Plan for Employees of Subimo, LLC, which did not require approval of WebMD’s stockholders under applicable law and Nasdaq rules. We refer to that Plan as the Subimo Plan. A description of the Subimo Plan follows this table.

Description of Subimo Plan

The Subimo Plan authorized the granting of awards of non-qualified stock options to purchase shares of WebMD Class A Common Stock and shares of restricted Class A Common Stock to employees of Subimo, LLC in connection with WebMD’s acquisition of that company. No further grants may be made under the Subimo Plan. The 305,075 options granted under the Subimo Plan have an exercise price equal to $40.60, the market value on the date of grant, which was the closing date of the acquisition. The options to purchase WebMD Class A Common Stock granted under the Subimo Plan generally had the following vesting schedule: 25% on each of the first four anniversaries of the date of grant. However, a small number of members of Subimo’s senior management received grants, under the Subimo Plan, of options to purchase WebMD Class A Common Stock and shares of WebMD restricted stock that have the following vesting schedule: 15% on the third anniversary of the date of grant; 25% on the fourth anniversary; and 60% on the fifth anniversary. The options issued under the Subimo Plan expire on the tenth anniversary of the date of grant. Upon termination of employment, unvested options generally are forfeited and vested options generally expire 90 days after termination (one year in the case of termination as a result of death or disability or immediately in the event of termination for “cause”). The Subimo Plan is administered by the Compensation Committee of WebMD’s board of directors and all or a portion of such authority may be delegated to one or more officers of WebMD. The authority to make awards and to determine their terms and conditions in accordance with this Plan was delegated by the Compensation Committee to WebMD’s Chief Executive Officer, subject to concurrence by WebMD’s Chief Financial Officer.

REPORT OF THE WEBMD AUDIT COMMITTEE

The current members of the Audit Committee of WebMD’s board of directors are Neil F. Dimick, James V. Manning and Stanley S. Trotman, Jr. The Audit Committee is responsible for, among other things:

•	retaining and overseeing the registered public accounting firm that serves as WebMD’s independent auditor and evaluating their performance and independence;

•	reviewing the annual audit plan with WebMD’s management and registered public accounting firm;

•	pre-approving any permitted non-audit services provided by WebMD’s registered public accounting firm;

•	approving the fees to be paid to WebMD’s registered public accounting firm;

•	reviewing the adequacy and effectiveness of WebMD’s internal controls with WebMD’s management, internal auditors and registered public accounting firm;

•	reviewing and discussing the annual audited financial statements and the interim unaudited financial statements with WebMD’s management and registered public accounting firm;

•	approving WebMD’s internal audit plan and reviewing reports of WebMD’s internal auditors;

•	determining whether to approve related party transactions (see “Certain Relationships and Related Transactions of WebMD — Audit Committee Review of Related Party Transactions” below); and

•	overseeing the administration of WebMD’s Code of Business Conduct.

The Audit Committee of the board of directors of WebMD operates under a written charter adopted by the board. A copy of the Audit Committee Charter, as amended through July 26, 2007, was included as Annex A to the Proxy Statement for WebMD’s 2007 Annual Meeting.

This report reviews the actions taken by the Audit Committee with regard to WebMD’s financial reporting process for 2007 and particularly with regard to WebMD’s audited consolidated financial statements and the related schedule included in WebMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

WebMD’s management has the primary responsibility for WebMD’s financial statements and reporting process, including the systems of internal controls. WebMD’s independent auditors are responsible for performing an independent audit of WebMD’s consolidated financial statements and the related schedule in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon and a report on the effectiveness of internal control over financial reporting. The Audit Committee’s responsibility is to monitor and oversee these processes. In carrying out its oversight responsibilities, the Audit Committee is not providing any expert or special assurance as to WebMD’s financial statements or systems of internal controls or any professional certification as to the independent auditors’ work. The Audit Committee has implemented procedures to ensure that, during the course of each fiscal year, it devotes the attention that it deems necessary or appropriate to fulfill its oversight responsibilities under the Audit Committee’s charter.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements and the Report of Management on Internal Control Over Financial Reporting included in WebMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007. In addition, the Audit Committee reviewed with WebMD’s independent auditors, Ernst & Young LLP, who are responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles, their judgments as to the quality, rather than just the acceptability, of WebMD’s accounting principles and such other matters as are required to be discussed with the Audit Committee under Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, other standards of the Public Company Accounting Oversight Board (United States) SEC rules, and other professional standards. The Audit Committee also reviewed with Ernst &Young the “Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting” included in WebMD’s

Annual Report on Form 10-K for the fiscal year ended December 31, 2007. In addition, the Audit Committee discussed with Ernst & Young their independence from management and WebMD, including the matters in the written disclosures required of Ernst & Young by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as adopted, on an interim basis, by the Public Company Accounting Oversight Board pursuant to Rule 3600T. The Audit Committee also considered whether the provision of non-audit services (see the section entitled “WebMD Proposal 4: Ratification of Appointment of Independent Registered Public Accounting Firm — Services and Fees of Ernst & Young” below) during 2006 by Ernst & Young is compatible with maintaining Ernst & Young’s independence.

Additionally, the Audit Committee discussed with WebMD’s independent auditors the overall scope and plan for their audit of WebMD’s financial statements and their audits of WebMD’s internal control over financial reporting. The Audit Committee met with the independent auditors, with and without management present, to discuss the results of their examination, their evaluation of WebMD’s internal controls and the overall quality of WebMD’s financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to WebMD’s board of directors that the audited financial statements and related schedule be included in WebMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for filing with the SEC. The Audit Committee has also approved the retention of Ernst & Young as WebMD’s independent auditors for 2008.

Neil F. Dimick
James V. Manning
Stanley S. Trotman, Jr.

WEBMD PROPOSAL 4: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

A proposal to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as WebMD’s independent auditor for the fiscal year ending December 31, 2008.

The Audit Committee has appointed the firm of Ernst & Young LLP, an independent registered public accounting firm, to be WebMD’s independent auditor for the current fiscal year and, with the endorsement of the board of directors, recommends to stockholders that they ratify that appointment. Ernst & Young has served as WebMD’s independent auditors since 2005 and as HLTH’s independent auditors since 1995.

Although stockholder approval of the Audit Committee’s appointment of Ernst & Young is not required by law, the board of directors believes that it is advisable and a matter of good corporate practice to give stockholders an opportunity to ratify this appointment. If this proposal is not approved at the Annual Meeting, the Audit Committee will reconsider its appointment of Ernst & Young.

A representative of Ernst & Young is expected to be present at the Annual Meeting. The representative will be afforded an opportunity to make a statement and will be available to respond to questions by stockholders. If the selection of Ernst & Young is ratified, the Audit Committee nevertheless retains the discretion to select different accounting firms in the future, should the Audit Committee then deem such selection to be in WebMD’s best interest and in the best interest of the stockholders. Any such selection need not be submitted to a vote of stockholders.

THE WEBMD BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”
THE APPROVAL OF PROPOSAL 4.

Services and Fees of Ernst & Young

In addition to retaining Ernst & Young LLP to audit WebMD’s consolidated financial statements for 2007 and 2006 and to review its quarterly financial statements during those years, WebMD retained Ernst & Young to provide certain related services. The fees for Ernst & Young’s services to WebMD were:

Type of Fees	2007	2006

Audit Fees	$850,000	$1,057,667
Audit-Related Fees	—	—
Tax Fees	9,990	9,990
All Other Fees	—	—

Total Fees	$859,990	$1,067,657

In the above table, in accordance with applicable SEC rules:

•	“audit fees” include: (a) fees billed for professional services (i) for the audit of the consolidated financial statements included in WebMD’s Annual Report on Form 10-K for that fiscal year, and (ii) for review of the consolidated financial statements included in WebMD’s Quarterly Reports on Form 10-Q filed during that fiscal year; (b) fees billed for the audit of internal control over financial reporting and, for 2006, of management’s assessment of internal control over financial reporting; and (c) fees billed for services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements for that year;

•	“tax fees” for 2006 and 2007 consisted of fees for assistance in the preparation of certain tax returns.

None of these services was provided pursuant to a waiver of the requirement that such services be pre-approved by the Audit Committee of WebMD’s board of directors. The Audit Committee has determined that the provision by Ernst & Young of non-audit services to WebMD in 2007 is compatible with Ernst & Young maintaining their independence.

The Audit Committee considers whether to pre-approve permissible non-audit services and fees on a case-by-case basis, rather than pursuant to a general policy, with the exception of acquisition-related due diligence engagements, which have been pre-approved by the Audit Committee and are subject to monitoring by the Chairman of the Audit Committee. To ensure prompt handling of unexpected matters, the Audit Committee has delegated to its Chairman the authority to pre-approve permissible non-audit services and fees and to amend or modify pre-approvals that have been granted by the entire Audit Committee. A report of any such actions taken by the Chairman is provided to the Audit Committee at the next Audit Committee meeting.

STOCKHOLDER PROPOSALS FOR 2009 WEBMD ANNUAL MEETING

WebMD expects to hold its 2009 Annual Meeting of Stockholders on September 24, 2009. Proposals that stockholders intend to present at that meeting must be received by WebMD not later than April 20, 2009 if they are to be eligible for consideration for possible inclusion in WebMD’s proxy statement and form of proxy relating to that meeting, unless the date of the meeting is changed to a later one, in which case such proposals must be received a reasonable time before a solicitation is made. In addition, WebMD’s bylaws establish an advance notice procedure with regard to director nominations and proposals by stockholders intended to be presented at an annual meeting, but not included in the proxy statement. For these nominations or other business to be properly brought before the 2009 annual meeting by a stockholder, the stockholder must provide written notice delivered to the Secretary of WebMD at least 90 days and not more than 120 days in advance of the anniversary of the 2008 annual meeting date, which notice must contain specified information concerning the matters to be brought before the meeting and concerning the stockholder proposing these matters. All notices of proposals by stockholders, whether or not intended to be included in proxy materials, should be sent to: Corporate Secretary, WebMD Health Corp., 111 Eighth Avenue, New York, New York 10011. If a stockholder intends to submit a proposal at the next annual meeting of stockholders which is not intended for inclusion in the proxy statement relating to that meeting, notice from the stockholder in accordance with the requirements in WebMD’s bylaws must be received by WebMD no later than June 22, 2009, unless the date of the meeting is changed, in which case WebMD will announce any change in the date by which the notice must be received by WebMD when WebMD first announces the change in meeting date.

STOCKHOLDER PROPOSALS FOR 2009 HLTH ANNUAL MEETING

HLTH expects to hold its 2009 Annual Meeting of Stockholders on September 24, 2009, if the merger has not been consummated prior to that date. Proposals that stockholders intend to present at that meeting must be received by HLTH not later than April 20, 2009 if they are to be eligible for consideration for possible inclusion in HLTH’s proxy statement and form of proxy relating to that meeting, unless the date of the meeting is changed to a later one, in which case such proposals must be received a reasonable time before a solicitation is made. In addition, HLTH’s bylaws establish an advance notice procedure with regard to director nominations and proposals by stockholders intended to be presented at an annual meeting, but not included in its proxy statement. For these nominations or other business to be properly brought before the meeting by a stockholder, the stockholder must provide written notice delivered to the Secretary of HLTH at least 60 days and not more than 90 days in advance of the annual meeting date, which notice must contain specified information concerning the matters to be brought before the meeting and concerning the stockholder proposing these matters. All notices of proposals by stockholders, whether or not intended to be included in HLTH’s proxy materials, should be sent to: Corporate Secretary, HLTH Corporation, 669 River Drive, Center 2, Elmwood Park, New Jersey 07407-1361. If a stockholder intends to submit a proposal at the next annual meeting of stockholders which is not intended for inclusion in the proxy statement relating to that meeting, notice from the stockholder in accordance with the requirements in HLTH’s bylaws must be received by HLTH no later than July 20, 2009 unless the date of the meeting is changed, in which case HLTH will announce any change in the date by which the notice must be received by HLTH when HLTH first announces the change in meeting date.

OTHER MATTERS

As of the date of this joint proxy statement/prospectus, neither the WebMD board of directors nor the HLTH board of directors knows of any matter that will be presented for consideration at the WebMD Annual Meeting or the HLTH Annual Meeting, respectively, other than as set forth in this joint proxy statement/prospectus.

WHERE YOU CAN FIND MORE INFORMATION

WebMD has filed a Registration Statement on Form S-4 to register with the SEC the Common Stock to be issued to HLTH stockholders in the merger, if approved. This joint proxy statement/prospectus is a part of that Registration Statement and constitutes a prospectus of WebMD in addition to being a joint proxy statement of WebMD and HLTH. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in the Registration Statement on Form S-4, of which this joint proxy statement/prospectus forms a part, or the annexes to the Registration Statement. WebMD and HLTH file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. Copies of both WebMD’s and HLTH’s Annual Reports to Stockholders for the fiscal year ended December 31, 2007 accompany this joint proxy statement/prospectus.

The opinions of HLTH’s and WebMD’s financial advisors referenced in the “Special Factors — Background of the Merger” and “Special Factors — Opinions of Financial Advisors” sections herein will be made available for inspection and copying at the principal executive offices of WebMD or HLTH, as applicable, during their regular business hours by any interested holder of HLTH or WebMD Common Stock, or such holder’s representative who has been designated in writing, upon written request and at the expense of the requesting holder.

WebMD and HLTH make available free of charge at www.wbmd.com (in the “Investor Relations” section) and www.hlth.com (in the “About HLTH” section), respectively, copies of materials they file with, or furnish to, the SEC. You can also obtain copies of these materials at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that makes available reports, proxy statements and other information regarding issuers that file electronically with it.

You may also obtain documents filed with the SEC by requesting them in writing or by telephone from the appropriate company at the following addresses:

WebMD Health Corp.
111 Eighth Avenue
New York, New York 10011
Attention: Investor Relations
Telephone Number: (212) 624-3817

HLTH Corporation
669 River Drive, Center 2
Elmwood Park, New Jersey 07407
Attention: Investor Relations
Telephone Number: (201) 414-2002

If you would like to request documents, please do so by November 26, 2008 in order to receive them before your Annual Meeting.

The SEC allows WebMD and HLTH to “incorporate by reference” information in this joint proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this document.

The documents listed below that WebMD and HLTH have previously filed with the SEC are considered to be a part of this joint proxy statement/prospectus (other than any portions of the respective filings that were furnished, under applicable SEC rules, rather than filed). They contain important business and financial information about the companies:

WebMD Filings (File No. 000-51547)

Annual Report on Form 10-K	For fiscal year ended December 31, 2007 (as amended)

Amendment to Annual Report on Form 10-K/A	For fiscal year ended December 31, 2007

Quarterly Reports on Form 10-Q	For the quarters ended March 31, 2008 and June 30, 2008

Current Reports on Form 8-K	Filed on: February 13, 2008, February 21, 2008 (as amended February 25, 2008), March 20, 2008, May 6, 2008, May 7, 2008, June 19, 2008, August 5, 2008, September 15, 2008 and October 2, 2008

The description of WebMD’s Class A Common Stock, $0.01 par value per share, contained in WebMD’s Registration Statement on Form 8-A	Filed on: September 29, 2005

HLTH Filings (File No. 000-24975)

Annual Report on Form 10-K	For the fiscal year ended December 31, 2007 (as amended) (except to the extent superseded by Exhibits 99.1, 99.2 and 99.3 of the Form 8-K filed by HLTH on June 27, 2008)

Amendment to Annual Report on Form 10-K/A	For fiscal year ended December 31, 2007

Quarterly Reports on Form 10-Q	For the quarters ended March 31, 2008 and June 30, 2008

Current Reports on Form 8-K	Filed on: February 13, 2008, February 13, 2008, February 21, 2008, February 21, 2008 (as amended February 25, 2008), March 20, 2008, May 6, 2008, May 7, 2008, June 4, 2008 (as amended June 10, 2008), June 19, 2008 June 27, 2008, July 28, 2008, August 5, 2008, August 18, 2008, September 15, 2008 and October 2, 2008

Each of WebMD and HLTH also incorporate by reference into this joint proxy statement/prospectus each document filed with the SEC after the date of this joint proxy statement/prospectus, but before the date of each company’s Annual Meeting; provided, however, that documents or information deemed to have been furnished and not filed in accordance with SEC rules shall not be deemed incorporated by reference into this joint proxy statement/prospectus. To the extent, however, required by the rules and regulations of the SEC, each of WebMD and HLTH will amend this joint proxy statement/prospectus to include information filed after the date of this joint proxy statement/prospectus. Similarly, to the extent required by the SEC’s rules and regulations, each of WebMD and HLTH will amend the Schedule 13E-3 filed by such parties to include information filed subsequent to the date hereof.

WebMD has supplied all of the information contained or incorporated by reference in this joint proxy statement/prospectus relating to WebMD, as well as all pro forma financial information, and HLTH has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to HLTH. This document constitutes the prospectus of WebMD and a joint proxy statement of WebMD and HLTH.

WHAT INFORMATION YOU SHOULD RELY ON

You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus. WebMD and HLTH have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus.

Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. This joint proxy statement/prospectus is dated [          ], 2008. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this joint proxy statement/prospectus to WebMD stockholders and HLTH stockholders nor the issuance of the Common Stock in connection with the merger creates any implication to the contrary.

ANNEX A-1

CONFORMED COPY

AGREEMENT AND PLAN OF MERGER

between

WEBMD HEALTH CORP.

and

HLTH CORPORATION

Dated as of February 20, 2008

Agreement and Plan of Merger

ANNEX A-1 – PAGE i

Agreement and Plan of Merger

ANNEX A-1 – PAGE ii

Agreement and Plan of Merger

ANNEX A-1 – PAGE iii

AGREEMENT AND PLAN OF MERGER, dated as of February 20, 2008 (this “Agreement”), between WEBMD HEALTH CORP., a Delaware corporation (“WebMD”), and HLTH CORPORATION, a Delaware corporation (“HLTH”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), WebMD and HLTH will enter into a business combination transaction pursuant to which HLTH will merge with and into WebMD (the “Merger”);

WHEREAS, the Board of Directors of HLTH (the “HLTH Board”) has unanimously (i) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) declared that it is in the best interests of the holders of HLTH Common Stock that HLTH enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein, (iii) directed that the adoption of this Agreement be submitted to a vote at a meeting of the holders of HLTH Common Stock and (iv) recommended that the holders of HLTH Common Stock adopt this Agreement;

WHEREAS, the Board of Directors of WebMD (the “WebMD Board”), upon the unanimous recommendation of a special transaction committee of the WebMD Board consisting solely of disinterested directors of WebMD (the “Special Committee”), has unanimously (i) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, including the issuance of shares of Class A Common Stock, par value $0.01 per share, of WebMD (“WebMD Class A Common Stock”), in connection with the Merger, pursuant to the terms of this Agreement (the “Share Issuance”), (ii) declared that it is in the best interests of the holders of WebMD Common Stock that WebMD enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement, including the Share Issuance, (iii) directed that the adoption of this Agreement and the approval of the Share Issuance be submitted to a vote at a meeting of the holders of WebMD Common Stock and (iv) recommended that the holders of WebMD Common Stock adopt this Agreement and approve the Share Issuance;

WHEREAS, for federal income Tax purposes, the Merger is intended to qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, HLTH is contemplating the sales (the “Divestitures”) of ViPS, Inc., a Maryland corporation and a wholly owned subsidiary of HLTH (“ViPS”), and Porex Corporation, a Delaware corporation and a wholly owned subsidiary of HLTH (“Porex” and, together with ViPS, the “HLTH Companies”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, WebMD and HLTH hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Defined Terms.

(a) For purposes of this Agreement:

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Adjusted Cash Consideration” means (i) in the event Merger Notes are to be issued pursuant to Section 3.02, the Fully-Diluted Cash Consideration less the aggregate principal amount of such Merger

Agreement and Plan of Merger

ANNEX A-1 – PAGE 1

Notes or (ii) in the event Merger Notes are not to be issued pursuant to Section 3.02, the Fully-Diluted Cash Consideration.

“Affiliate” means, with respect to any specific Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified Person.

“Available Cash” means HLTH’s good faith estimation of the aggregate amount of Cash and Investments of HLTH, the HLTH Subsidiaries, WebMD and the WebMD Subsidiaries as of the Effective Time, less (i) $85.0 million, (ii) the applicable Divestiture Exclusion Amounts, (iii) HLTH’s good faith estimation of the amount of Expenses payable pursuant to Section 9.03 but not paid as of the date of determination and (iv) the Designated Item Exclusion Amount; provided that the foregoing shall not include Cash and Investments of the HLTH Subsidiaries and WebMD Subsidiaries restricted from being available for use, pursuant to applicable Law or the Contracts or organizational documents thereof, by WebMD following the Effective Time for working capital purposes and the payment of the Merger Consideration.

“Beneficial Owner” means, with respect to any shares of HLTH Common Stock, the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which the principal offices of the SEC in Washington, D.C. are not open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are required or authorized by Law to be closed in the City of New York.

“Cash and Investments” means cash, cash equivalents, short-term investments and marketable equity securities (in each case, as would be reflected within the financial statement captions on HLTH’s consolidated balance sheet entitled “cash and cash equivalents”, “short-term investments” and “marketable equity securities”) and any other investments of similar marketability and liquidity in which HLTH and WebMD may invest their cash from time to time in the Ordinary Course. For purposes of this definition, “Cash and Investments” shall include 70% of the principal amount of the WebMD Auction Rate Securities held by WebMD and the WebMD Subsidiaries at the Effective Time.

“Cash Consideration Amount” means $6.89 per share less the Reduction Amount (if any).

“Closing Date Cash Value” means the cash value, immediately prior to the Effective Time, of the Merger Consideration payable in respect of one (1) share of HLTH Common Stock, valuing the Stock Consideration at the Reference Price.

“Competing Transaction,” with respect to a party hereto, means any of the following (other than the Transactions and the Divestitures): (i) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving such party pursuant to which the stockholders of such party immediately preceding such transaction hold securities representing less than 90% of the voting power of the surviving entity; (ii) any sale, lease, exchange, transfer or other disposition of assets (other than, in the case of HLTH, the HLTH Companies) of such party representing more than 10% of the aggregate fair market value of the consolidated assets of such party and its Subsidiaries; (iii) any sale, exchange, transfer or other disposition of more than 10% of any class of equity securities of such party; (iv) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning more than 10% of any class of equity securities of such party; (v) in the case of HLTH, any solicitation in opposition to the adoption by HLTH’s stockholders of this Agreement; (vi) in the case of WebMD, any solicitation in opposition to the adoption by WebMD’s stockholders of this Agreement or the approval by WebMD’s stockholders of the Share Issuance; or

Agreement and Plan of Merger

ANNEX A-1 – PAGE 2

(vii) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay any of the Transactions.

“Consent” means any approval, consent, license, permit, franchise, grant, order, waiver, authorization, confirmation, concession, certificate, exemption, order, registration, declaration, filing, report or notice of, with, by, or to any Person.

“Contract” means any agreement, instrument, contract, note, bond, mortgage, indenture, lease, sublease, license, sublicense, obligation, commitment, undertaking or other instrument (other than Governmental Approvals).

“Control” (including the terms “Controlled by” and “under common Control with”) with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the affairs or management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Convertible Notes” means the 3 1/8% Convertible Notes due September 1, 2025 issued under the Indenture, dated as of August 30, 2005, by and between HLTH Corporation (formerly WebMD Corporation) and the Bank of New York, as trustee (as amended, modified, supplemented or restated from time to time), and the 1 3/4% Convertible Subordinated Notes due June 15, 2023 issued under the Indenture, dated as of June 25, 2003, by and between HLTH Corporation (formerly WebMD Corporation) and The Bank of New York, as trustee (as amended, modified, supplemented or restated from time to time).

“Default” means the occurrence or existence of any circumstance which with the passage of time, the giving of notice, or both, would constitute or give rise to: (i) a breach, default or violation, (ii) the creation of any Encumbrance (other than a Permitted Encumbrance) or (iii) a right of termination, amendment, renegotiation or acceleration.

“Designated Employee” means any of the officers, consultants or employees of HLTH or a HLTH Subsidiary whose current annual salaries are in excess of $150,000.

“Designated Item Exclusion Amount” means the cash proceeds generated by (i) the sale of assets by HLTH and the HLTH Subsidiaries or WebMD and the WebMD Subsidiaries, in each case other than in the Ordinary Course; (ii) the incurrence of any material Indebtedness by HLTH and the HLTH Subsidiaries or WebMD and the WebMD Subsidiaries, in each case, other than in the Ordinary Course and other than the Divestitures; or (iii) the issuance or sale by HLTH and the HLTH Subsidiaries or WebMD and the WebMD Subsidiaries of any capital stock or other ownership interests (other than in connection with the Merger or the exercise of a stock option) (or any securities convertible into, exchangeable or exercisable for or otherwise linked to the value of the same) or any bonds or other securities issued by HLTH or any HLTH Subsidiary, or WebMD or any WebMD Subsidiary.

“Divestiture Exclusion Amount” means, with respect to a Divestiture, (i) the amount of liability of HLTH or any HLTH Subsidiary (A) to indemnify for breach of any representations and warranties, or (B) for any guarantee or commitment obligation, in each case, to the extent materially and adversely inconsistent in scope or amount with similar provisions of similar agreements of HLTH and (ii) HLTH’s good faith estimation of the amount of Taxes actually payable, but not yet paid, by HLTH or any HLTH Subsidiary.

“EBS Divestiture” means the divestiture of HLTH 48% membership interest in EBS Master LLC pursuant to the Securities Purchase Agreement, dated as of February 8, 2008, by and among HLTH, SYN Business Holdings, Inc., EBS Master LLC, EBS Acquisition LLC, Hellman & Friedman Capital

Agreement and Plan of Merger

ANNEX A-1 – PAGE 3

Associates VI, L.P., Hellman & Friedman Capital Executives VI, L.P., HFCP VI Domestic AIV, L.P., H&F Harrington AIV I, L.P., and EBS Acquisition II LLC.

“Encumbrance” means any mortgage, pledge, lien, attachment, charge, hypothecation, right of set-off or counterclaim, security interest, or other encumbrance, security agreement or trust securing any obligation of any person or arrangement of any kind.

“End Date” means October 31, 2008; provided that the End Date may be extended at the written request of either WebMD or HLTH either (a) to the extent necessary to satisfy the condition set forth in Section 8.01(f) and so long as (i) all other conditions to closing have been satisfied (other than conditions that by their nature are to be satisfied as of the Effective Time) and (ii) HLTH and/or WebMD shall have entered into, and provided to the Special Committee copies of, definitive agreements, which agreements remain in effect at the time of extension, relating to the Divestitures which provide for the payment to HLTH and the HLTH Subsidiaries of an aggregate amount equal to at least the Adjusted Cash Consideration (after taking into account all Available Cash at the time of such extension), and which Divestitures are in the good faith judgment of the party electing to extend reasonably likely to be consummated on or prior to December 31, 2008), or (b) to the extent necessary to satisfy the condition set forth in Section 8.02(g) and so long as all other conditions to closing have been satisfied (other than conditions that by their nature are to be satisfied as of the Effective Time), in the event that HLTH reasonably determines that it would be advisable for HLTH to sell some or all of the HLTH Auction Rate Securities pursuant to Section 3.01(d) on a date after October 31, 2008, to, in the case of clause (a), the earliest to occur of December 31, 2008, five Business Days after the closing of such Divestiture and the termination of the agreement for such Divestiture, and, in the case of clause (b), the earlier to occur of December 31, 2008 and five Business Days after the sale of such HLTH Auction Rate Securities.

“Environmental Laws” means all Laws relating to pollution or protection of the Environment or public employee health and safety, including those relating to land use, land reclamation, the presence, Release or threatened Release of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means 0.1979.

“Existing Indentures” means (i) the Indenture, dated as of June 25, 2003, by and between HLTH Corporation (formerly WebMD Corporation) and The Bank of New York, as trustee (as amended, modified, supplemented or restated from time to time), and (ii) the Indenture, dated as of August 3, 2005, by and between HLTH Corporation (formerly WebMD Corporation) and The Bank of New York, as trustee (as amended, modified, supplemented or restated from time to time).

“Fully-Diluted Cash Consideration” means the total amount of Cash Consideration in respect of the Fully-Diluted Shares.

“Fully Diluted Shares” means the number of shares of HLTH Common Stock outstanding at the Effective Time or issuable upon the conversion of the Convertible Notes outstanding at the Effective Time and the exercise of exercisable warrants to purchase HLTH Common Stock at a strike price less than the Closing Date Cash Value.

“Governmental Approval” means any approval, consent, license, permit, franchise, grant, order, waiver, authorization, confirmation, concession, agreement, certificate, exemption, order, or registration of, with or by any Governmental Authority.

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“Governmental Authority” means any foreign or domestic, federal, national, state, provincial, county or local government, governmental, regulatory or administrative authority, agency or commission, quasi-governmental or supranational authority, or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” means (i) any “hazardous waste” as defined in the Resource Conservation and Recovery Act of 1976 (42 U.S.C. Sections 6901 et seq.), as amended through the Closing Date, and regulations promulgated thereunder; (ii) any “hazardous substance” as defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. Sections 9601 et seq.), as amended through the Closing Date, and regulations promulgated thereunder; (iii) petroleum or petroleum products, natural gas, methane gas, asbestos or asbestos containing materials, mold, radon, and polychlorinated biphenyls; and (iv) any other chemical, material, substance, waste, compound, pollutant, or contaminant in any form which is regulated or can give rise to liability under any Environmental Law.

“HLTH Auction Rate Securities” means all of the auction rate securities owned by HLTH and the HLTH Subsidiaries which are backed by student loans guaranteed in part under the Federal Family Education Loan Program.

“HLTH Common Stock” means shares of common stock, par value $0.0001 per share, of HLTH.

“HLTH Equity Plans” means, collectively, the HLTH Stock Option Plans and the 2002 Restricted Stock Plan of WebMD Corporation.

“HLTH ERISA Affiliate” means any trade or business, whether or not incorporated, which together with HLTH would be deemed a “single employer” within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA.

“HLTH Material Adverse Effect” means any event, circumstance, change or effect that is or would reasonably be expected to have a material adverse effect on the results of operations, assets, liabilities or financial condition of HLTH and the HLTH Subsidiaries taken as a whole (disregarding, for purposes of such determination, HLTH’s ownership of WebMD); provided, however, that a “HLTH Material Adverse Effect” shall not include any event, circumstance, change or effect resulting from (a) changes in general economic conditions or changes in the financial or securities markets in general which do not affect HLTH disproportionately (relative to other industry participants), (b) the public announcement or the pendency of the Transactions, (c) any action taken by HLTH with the consent of WebMD pursuant to Section 6.01 or the failure to take any action as to which the consent of WebMD has been requested pursuant to Section 6.01 but as to which WebMD has withheld its consent, or (d) any agreement for, the public announcement or pendency of, or the consummation of, any Divestiture or the EBS Divestiture. For the avoidance of doubt, no event, circumstance, change or effect relating to WebMD and/or the WebMD Subsidiaries shall be deemed to be, or contribute to, any HLTH Material Adverse Effect.

“HLTH Subsidiary” means, at the time of determination, each Subsidiary of HLTH other than WebMD and its Subsidiaries. For the avoidance of doubt, “HLTH Subsidiary” shall not include EBS and its Subsidiaries.

“Indebtedness” with respect to a Person means, without duplication, (a) all obligations for borrowed money, (b) all obligations evidenced by bonds, debentures, notes or similar instruments, (c) all obligations under conditional sale, repurchase or other title retention agreements, (d) all obligations in respect of the deferred purchase price of property or services (other than trade payables in the Ordinary Course), (e) all obligations, contingent or otherwise, to purchase, redeem, retire or otherwise acquire for value any equity or other securities, (f) all indebtedness of others guaranteed by such Person or secured by any

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Encumbrance, (g) all undischarged monetary obligations in respect of any Governmental Order, (h) all capital lease obligations, synthetic lease obligations or obligations arising out of financial hedging arrangements, (i) all obligations, contingent or otherwise, as an account party in respect of letters of credit, letters of guaranty, bankers’ acceptances and similar instruments; liability for indebtedness of others arising from such Person’s ownership interest in or other relationship with a third party, except to the extent the terms of such indebtedness provide that such Person is not liable therefor, and (j) all obligations that would be required to be capitalized in accordance with GAAP.

“Intellectual Property” means all of the following as they exist in the United States: (i) all patents, patent applications and statutory invention registrations; (ii) all registered trademarks, service marks, trade dress, logos, trade names, and corporate names, and (iii) all registered copyrights.

“IRS” means the Internal Revenue Service of the United States.

“Knowledge of HLTH” means the actual knowledge after reasonable inquiry of HLTH’s “executive officers” as such term is defined under Section 16 of the Exchange Act (other than Wayne Gattinella).

“Knowledge of WebMD” means the actual knowledge after reasonable inquiry of WebMD’s “executive officers” as such term is defined under Section 16 of the Exchange Act.

“Law” means any federal, national, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, Governmental Order, requirement or rule of law (including common law).

“Nasdaq” means the electronic dealer quotation system owned and operated by Nasdaq Stock Market, Inc.

“Ordinary Course” means, with respect to a Person, the ordinary course of business of such Person, consistent with the past practices thereof, including with respect to scope, nature, quantity and frequency, and without regard for the contemplated Transactions.

“Permitted Encumbrances” means (i) Encumbrances for Taxes that are not yet due and payable, and Encumbrances for current Taxes and other charges and assessments of any Governmental Authority that may thereafter be paid without penalty or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on HLTH’s consolidated books and records, (ii) Encumbrances of carriers, warehousemen, mechanics and materialmen and other like Encumbrances arising in the Ordinary Course, (iii) Encumbrances of record identified in any title reports delivered or made available to WebMD by HLTH, (iv) all Contracts affecting any real property (or any portion thereof) identified in the HLTH SEC Reports and (v) any other Encumbrance which could not reasonably be expected, individually or in the aggregate, to prevent or materially delay the consummation of the Transactions or otherwise prevent or materially delay HLTH from performing its obligations under this Agreement and could not reasonably be expected, individually or in the aggregate, to have a HLTH Material Adverse Effect.

“Person” means an individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization, Governmental Authority or other entity, as well as any syndicate or group that would be deemed to be a Person under Section 13(d)(3) of the Exchange Act.

“Reference Price” means the closing price of a share of WebMD Class A Common Stock on the Nasdaq on the last trading day immediately preceding the Effective Time.

“Release” means any release, spill, emission, emptying, leaking, injection, deposit, disposal, discharge, dispersal, leaching, pumping, pouring, or migration into or through the Environment or into, through or from any building or structure.

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“Representative” means, with respect to any Person, any officer, director, employee or advisor or other representative of such Person (including any financial advisors, legal advisors and accountants).

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means any entity with respect to which a specified Person (i) has, directly or indirectly, the power, through the ownership of securities or otherwise, to elect a majority of directors or similar managing body or (ii) owns, directly or indirectly, a majority of the equity interests.

“Superior Proposal” means any bona fide proposal with respect to a Competing Transaction received by a party hereto after the date hereof which the HLTH Board of Directors or the Special Committee, as applicable, determines in good faith, after consultation with its legal counsel, is reasonably capable of being consummated, and would, if consummated in accordance with its terms, be more favorable to the stockholders (in their capacity as such) of such party than the Merger; provided, that, for purposes of this definition of “Superior Proposal,” each reference to “10%” and “90%” in the definition of “Competing Transaction” shall be deemed to be a reference to “50%”.

“Tax” means any and all taxes of any kind whatsoever (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, estimated withholding, ad valorem, stamp, transfer, value added and similar taxes.

“Triggering Event” with respect to a party hereto shall be deemed to have occurred if: (i) the Board of Directors of such party shall have recommended to the stockholders of such party a Competing Transaction or shall have resolved to do so or shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Competing Transaction; or (ii) a tender offer or exchange offer for 15% or more of the outstanding shares of capital stock of such party is commenced, and the Board of Directors of such party fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders) or (iii) the Board of Directors of such party withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to the other party.

“Undiluted Cash Consideration” means the total amount of Cash Consideration in respect of all shares of HLTH Common Stock outstanding as of the Effective Time.

“Undiluted Stock Consideration” means the total amount of Stock Consideration in respect of all shares of HLTH Common Stock outstanding as of the Effective Time.

“WebMD Auction Rate Securities” means all of the auction rate securities owned by WebMD and the WebMD Subsidiaries which are backed by student loans guaranteed in part under the Federal Family Education Loan Program.

“WebMD Common Stock” means, collectively, the WebMD Class A Common Stock and the WebMD Class B Common Stock.

“WebMD Class B Common Stock” means the Class B Common Stock, par value $0.01 per share, of WebMD.

“WebMD Equity Plans” means the WebMD Health Corp. 2005 Long-Term Incentive Plan and the WebMD Health Corp. Long-Term Incentive Plan for Employees of Subimo LLC.

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ANNEX A-1 – PAGE 7

“WebMD Material Adverse Effect” means any event, circumstance, change or effect that is or would reasonably be expected to have a material adverse effect on the results of operations, assets, liabilities or financial condition of WebMD and the WebMD Subsidiaries taken as a whole; provided, however, that a “WebMD Material Adverse Effect” shall not include any event, circumstance, change or effect resulting from (a) changes in general economic conditions or changes in the financial or securities markets in general which do not affect WebMD disproportionately (relative to other industry participants), (b) general changes in the industries in which WebMD and its Subsidiaries operate which do not affect WebMD disproportionately (relative to other industry participants), (c) the public announcement or pendency of the Transactions or (d) any action taken by WebMD with the consent of HLTH pursuant to Section 6.02 or the failure to take any action as to which the consent of HLTH has been requested pursuant to Section 6.02 but as to which HLTH has withheld its consent.

(b) The following terms have the meaning assigned thereto in the Sections set forth below:

Defined Term	Location of Definition

Action	§1.01(a)
Adjusted Cash Consideration	§1.01(a)
Affiliate	§1.01(a)
Agreement	Preamble
Available Cash	§1.01(a)
Beneficial Owner	§1.01(a)
Blue Sky Laws	§4.04(b)
Business Day	§1.01(a)
Cash and Investments	§1.01(a)
Cash Consideration	§3.01(b)
Cash Consideration Amount	§1.01(a)
Certificate of Merger	§2.02
Certificates	§3.03(b)
Closing	§2.02
Closing Date	§2.02
Closing Date Cash Value	§1.01(a)
Code	Recitals
Competing Transaction	§1.01(a)
Consent	§1.01(a)
Contract	§1.01(a)
Control	§1.01(a)
Convertible Notes	§1.01(a)
Default	§1.01(a)
Designated Employees	§1.01(a)
Designated Item Exclusion Amount	§1.01(a)
DGCL	Recitals
Dissenting Shares	§3.08(a)
Divestiture Exclusion Amount	§1.01(a)
Divestitures	Recitals
EBS Divestiture	§1.01(a)
Effective Time	§2.02

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Defined Term	Location of Definition

Encumbrance	§1.01(a)
End Date	§1.01(a)
Environmental Law	§1.01(a)
ERISA	§4.09(a)
Exchange Act	§1.01(a)
Exchange Agent	§3.03(a)
Exchange Fund	§3.03(a)
Exchange Ratio	§1.01(a)
Existing Indentures	§1.01(a)
Expenses	§9.03
Filed HLTH SEC Documents	Article IV
Filed WebMD SEC Documents	Article V
Fully-Diluted Cash Consideration	§1.01(a)
Fully-Diluted Shares	§1.01(a)
GAAP	§4.05(b)
Governmental Approval	§1.01(a)
Governmental Authority	§1.01(a)
Governmental Order	§1.01(a)
Hazardous Materials	§1.01(a)
HLTH	Preamble
HLTH Auction Rate Securities	§1.01(a)
HLTH Board	Recitals
HLTH Common Stock	§1.01(a)
HLTH Companies	Recitals
HLTH Disclosure Schedule	Article IV
HLTH ERISA Affiliate	§1.01(a)
HLTH Equity Plans	§1.01(a)
HLTH Material Adverse Effect	§1.01(a)
HLTH New Preferred Stock	§4.02(a)
HLTH Plans	§4.09(a)
HLTH Preferred Stock	§4.02(a)
HLTH SEC Reports	§4.05(a)
HLTH Stock Options	§3.05
HLTH Stock Option Plans	§3.05
HLTH Stockholders’ Meeting	§7.02(a)
HLTH Subsidiary	§1.01(a)
Indebtedness	§1.01(a)
Intellectual Property	§1.01(a)
IRS	§1.01(a)
Joint Proxy Statement/Prospectus	§7.01(a)
Knowledge of HLTH	§1.01(a)
Knowledge of WebMD	§1.01(a)

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ANNEX A-1 – PAGE 9

Defined Term	Location of Definition

Law	§1.01(a)
Merger	Recitals
Merger Consideration	§3.01(b)
Merger Notes	§3.02
Merger Notes Indenture	§3.02
Multiemployer Plan	§4.09(b)
Nasdaq	§1.01(a)
New Exercise Date	§3.07
Ordinary Course	§1.01(a)
Permitted Encumbrances	§1.01(a)
Person	§1.01(a)
Porex	Recitals
Reduction Amount	§3.01(d)
Reference Price	§1.01(a)
Registration Statement	§7.01(a)
Release	§1.01(a)
Representative	§1.01(a)
Restricted Shares	§3.06
Satisfaction Date	§2.02
SEC	§4.05(a)
Schedule 13E-3	§7.01(a)
Securities Act	§1.01(a)
Share Issuance	Recitals
Special Committee	Recitals
Stock Consideration	§3.01(b)
Subsidiary	§1.01(a)
Superior Proposal	§1.01(a)
Surviving Corporation	§2.01
Tax	§1.01(a)
Terminating HLTH Breach	§9.01(h)
Terminating WebMD Breach	§9.01(i)
Transactions	§2.01
Triggering Event	§1.01(a)
Undiluted Cash Consideration	§1.01(a)
Undiluted Stock Consideration	§1.01(a)
ViPS	Recitals
WebMD	Preamble
WebMD Auction Rate Securities	§1.01(a)
WebMD Board	Recitals
WebMD Charter Amendment	§2.04(a)
WebMD Class A Common Stock	Recitals
WebMD Class B Common Stock	§1.01(a)

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ANNEX A-1 – PAGE 10

Defined Term	Location of Definition

WebMD Common Stock	§1.01(a)
WebMD Disclosure Schedule	Article V
WebMD Material Adverse Effect	§1.01(a)
WebMD Preferred Stock	§5.02(a)
WebMD SEC Reports	§5.05(a)
WebMD Stock Option Plans	§1.01(a)
WebMD Stockholders’ Meeting	§7.02(a)
WebMD Subsidiary	§5.01(a)

1.2 Interpretation and Rules of Construction.  In this Agreement, except to the extent otherwise provided or the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) the words “material” and “materially” and words of similar import, when used in this Agreement with respect to a representation or warranty, are to be understood by reference to the businesses, assets, properties of HLTH and the HLTH Subsidiaries or WebMD and the WebMD Subsidiaries, as the case may be, taken as a whole;

(f) references to the business, operations, properties, assets, liabilities, rights or obligations of HLTH or HLTH and the HLTH Subsidiaries shall be understood to exclude the business, operations, properties, assets, liabilities, rights or obligations of WebMD and the WebMD Subsidiaries and, for avoidance of doubt, all references to HLTH shall be understood to exclude WebMD and the WebMD Subsidiaries;

(g) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(h) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; and

(i) references to a Person are also to its successors (by merger or otherwise) and permitted assigns.

ARTICLE II

THE MERGER

2.1 The Merger.  Upon the terms and subject to the conditions set forth in Article VIII, and in accordance with the DGCL, at the Effective Time (as defined in Section 2.02), HLTH shall be merged with and into WebMD. As a result of the Merger, the separate corporate existence of HLTH shall cease and WebMD shall continue as the surviving company of the Merger (the “Surviving Corporation”). The Merger,

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the Share Issuance and the other transactions contemplated by this Agreement (other than the Divestitures) are referred to in this Agreement collectively as the “Transactions.”

2.2 Effective Time; Closing.  On the second Business Day following the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII (the “Satisfaction Date”), a closing (the “Closing”) shall be held at the offices of O’Melveny & Myers LLP, Times Square Tower, 7 Times Square, New York, New York 10036, or such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VIII; provided, however, that, if (a) the Satisfaction Date has occurred, (b) HLTH has entered into a definitive purchase agreement relating to a Divestiture and (c) HLTH reasonably believes that such Divestiture is likely to close no later than thirty (30) days after the Satisfaction Date, HLTH may elect to extend the date of the Closing to a date that is three (3) Business Days after the closing of such Divestiture; provided further, however, that, in no event shall the Closing occur after the End Date (the date of the Closing being referred to as, the “Closing Date”). On the Closing Date, WebMD shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of such filing of the Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in the Certificate of Merger) being the “Effective Time”).

2.3 Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of HLTH shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of HLTH shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

2.4 Certificate of Incorporation and Bylaws.

(a) At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated in the form of Exhibit 2.04 (the “WebMD Charter Amendment”) and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until duly amended or repealed.

(b) At the Effective Time, the Amended and Restated Bylaws of WebMD, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

2.5 Directors and Officers.

(a) The directors of WebMD and HLTH immediately prior to the Effective Time shall be the directors of the Surviving Corporation and shall hold office until their respective successors are duly elected or appointed and qualified or until their earlier death, removal or resignation.

(b) The officers of WebMD immediately prior to the Effective Time shall be the officers of the Surviving Corporation and shall hold office until their respective successors are duly elected or appointed and qualified or until their earlier death, removal or resignation.

ARTICLE III

EFFECT ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

3.1 Effect on Capital Stock; Merger Consideration.  At the Effective Time, by virtue of the Merger:

(a) Cancellation of Treasury Stock and WebMD-Owned Stock.  Each share of HLTH Common Stock held in the treasury of HLTH, and each share of HLTH Common Stock owned by WebMD or any direct or indirect wholly-owned Subsidiary of WebMD or of HLTH immediately prior to the Effective

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Time, shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(b) Conversion of HLTH Common Stock.  At the Effective Time, each share of HLTH Common Stock (other than any shares to be cancelled pursuant to Section 3.01(a) and any Dissenting Shares) shall be cancelled and shall be converted automatically, payable upon surrender, in the manner provided in Section 3.03, of the certificate formerly evidencing such share, into the right to receive (i) a number of shares of WebMD Class A Common Stock equal to the Exchange Ratio (the “Stock Consideration”) plus (ii) subject to Sections 3.01(d) and 3.02, an amount in cash, without interest, equal to the Cash Consideration Amount (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”).

(c) Effect on WebMD Capital Stock.  Each share of the capital stock of WebMD not owned by HLTH or any HLTH Subsidiary issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding after the Effective Time, and each share of capital stock of WebMD owned by HLTH or any HLTH Subsidiary shall become treasury stock of WebMD.

(d) Adjustment to Cash Consideration.  HLTH shall sell the HLTH Auction Rate Securities at or prior to the Effective Time. In the event that the aggregate cash proceeds from the sale of the HLTH Auction Rate Securities are less than $194.5 million, the Cash Consideration Amount shall be reduced by an amount equal to (x) the difference between $194.5 million and the aggregate cash proceeds received by HLTH divided by (y) the number of shares of HLTH Common Stock outstanding at the Effective Time (the “Reduction Amount”).

3.2 WebMD Redeemable Merger Notes.  In the event that one of the Divestitures has not been consummated and HLTH determines that the amount of Available Cash as of the Effective Time may be less than the Fully-Diluted Cash Consideration, HLTH may elect, by written notice to WebMD, to cause WebMD to issue, as of the Effective Time, notes with the principal terms set forth in the term sheet attached hereto as Exhibit 3.02 (the “Merger Notes”) in the aggregate initial principal amount equal to the maximum amount by which HLTH determines the Fully-Diluted Cash Consideration could exceed the Available Cash (but not more than a maximum of $250 million). The Merger Notes issued in respect of each share of HLTH Common Stock in the Merger shall be in lieu of an amount of Fully-Diluted Cash Consideration equal to the initial principal amount of such Merger Notes. The Merger Notes shall be issued pursuant to an indenture (the “Merger Notes Indenture”) between WebMD, as issuer, and a trustee mutually determined by WebMD and HLTH, to be entered into at or prior to the Closing, and which shall contain terms consistent with those set forth on the term sheet attached hereto as Exhibit 3.02 and other customary terms and conditions.

3.3 Exchange of Certificates.

(a) Exchange Agent.  Prior to the Effective Time, and in any case not later than the date on which HLTH shall mail the Joint Proxy Statement/Prospectus to the holders of HLTH Common Stock, WebMD shall enter into an agreement with American Stock Transfer & Trust Company or such other bank or trust company that may be designated by WebMD to serve as the exchange agent (the “Exchange Agent”) in connection with the conversion of HLTH Common Stock contemplated by this Article III. At or immediately subsequent to the Effective Time, WebMD shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of shares of HLTH Common Stock, for exchange in accordance with this Article III through the Exchange Agent, (i) certificates representing the shares of WebMD Class A Common Stock issuable pursuant to Section 3.01 as of the Effective Time sufficient to pay the Undiluted Stock Consideration, (ii) Merger Notes, if any, issuable pursuant to Section 3.02 and (iii) cash in an amount sufficient to pay the Undiluted Cash Consideration (such cash, certificates for shares of WebMD Class A Common Stock, together with any dividends or distributions with respect thereto, and certificates for Merger Notes, together with any payments of interest or principal with respect thereto, being hereinafter referred to as the “Exchange Fund”). For

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purposes of such deposit, WebMD shall assume that there will not be any fractional shares of WebMD Class A Common Stock. WebMD shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 3.03(e).

(b) Exchange Procedures.  HLTH shall prepare and mail along with the Joint Proxy Statement/Prospectus to each holder of record of HLTH Common Stock as of the record date for the HLTH Stockholders’ Meeting: (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such shares (together with any book-entry shares, the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal, including instructions for use in effecting surrender of Certificates (or attaching affidavits of loss in lieu thereof) or non-certificated shares represented by book-entry. In addition, HLTH shall use its best efforts to make the letter of transmittal available to all Persons who become holders of HLTH Common Stock during the period between such record date and the date of the HLTH Stockholders’ Meeting. Upon surrender to the Exchange Agent of a Certificate for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration in the form of (i) a check in the amount equal to the cash, if any, which such holder has the right to receive pursuant to the provisions of this Article III (including any cash in lieu of fractional shares of WebMD Class A Common Stock), (ii) a certificate representing that number of whole shares of WebMD Class A Common Stock which such holder has the right to receive in respect of the shares of HLTH Common Stock formerly represented by such Certificate (after taking into account all shares of HLTH Common Stock then held by such holder) and (iii) Merger Notes, if any, which such holder has the right to receive pursuant to Section 3.02, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 3.03, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon surrender the Merger Consideration in accordance with the terms of this Agreement with respect to the shares of HLTH Common Stock formerly represented thereby. In the event of a transfer of ownership of shares of HLTH Common Stock that is not registered in the transfer or stock records of HLTH, any cash to be paid upon, or shares of WebMD Class A Common Stock or Merger Notes to be issued upon, due surrender of the Certificate formerly representing such shares of HLTH Common Stock may be paid or issued, as the case may be, to the transferee if such Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or similar Taxes have been paid or are not applicable.

(c) Distributions with Respect to Unexchanged Shares of WebMD Class A Common Stock.  No dividends or other distributions declared or made after the Effective Time with respect to WebMD Class A Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate the right of receipt of which is represented thereby, until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of WebMD Class A Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of WebMD Class A Common Stock to which such holder is entitled pursuant to this Article III and the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of WebMD Class A Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of WebMD Class A Common Stock.

(d) Payments with Respect to Unexchanged Merger Notes.  No payments of principal or interest, if any, made after the Effective Time with respect to the Merger Notes shall be paid to the holder of any

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unsurrendered Certificate the right of receipt of which is represented thereby, until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable laws, following surrender of any such Certificate, there shall be paid to the holder of Merger Notes issued in exchange therefor, without interest, the amount of principal and interest payable with respect to such Merger Notes following the Effective Time (or, with respect to the Convertible Notes, following the conversion of such notes) and prior to the date of surrender.

(e) No Fractional Shares.  No certificates or scrip representing fractional shares of WebMD Class A Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof the right to vote or to any other rights of a shareholder of WebMD. Each holder of a fractional share interest shall be paid an amount in cash (without interest) equal to the product obtained by multiplying (i) such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by (ii) the Reference Price. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall so notify WebMD, and WebMD shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms of this Article III.

(f) No Further Ownership Rights.  The Merger Consideration issued (and paid) in accordance with the terms of this Article III upon conversion of any shares of HLTH Common Stock shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such shares of HLTH Common Stock subject, however, to WebMD’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by HLTH on such shares of HLTH Common Stock in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time.

(g) Adjustments to Exchange Ratio.  The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into WebMD Class A Common Stock or HLTH Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to WebMD Class A Common Stock or HLTH Common Stock occurring on or after the date hereof and prior to the Effective Time.

(h) Termination of Exchange Fund.  Any portion of the Exchange Fund (including any interest and other income received with respect thereto) that remains undistributed to the holders of the shares of HLTH Common Stock for six months after the Effective Time shall be delivered to WebMD, upon demand, and any holders of the shares of HLTH Common Stock who have not theretofore complied with this Article III shall thereafter look only to WebMD for the Merger Consideration, any dividends or other distributions with respect to WebMD Class A Common Stock and any payments of principal and interest on the Merger Notes to which they are entitled pursuant to this Article III. Any portion of the Exchange Fund (including any interest and other income received with respect thereto) remaining unclaimed by holders of shares of HLTH Common Stock as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of WebMD free and clear of any claims or interest of any Person previously entitled thereto.

(i) No Liability.  WebMD shall not be liable to any holder of shares of HLTH Common Stock for any share of WebMD Class A Common Stock (or dividends or distributions with respect thereto), Merger Notes (or principal or interest payments with respect thereto) or cash properly delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(j) Withholding Rights.  WebMD shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of HLTH Common Stock such amounts

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as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by WebMD, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of HLTH Common Stock in respect of which such deduction and withholding was made by WebMD.

(k) Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by WebMD, the posting by such Person of a bond, in such reasonable amount as WebMD may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration, any cash in lieu of fractional shares of WebMD Class A Common Stock to which the holders thereof are entitled and any dividends, other distributions or payments of principal or interest to which the holders thereof are entitled pursuant to this Article III.

3.4 Stock Transfer Books.  At the Effective Time, the stock transfer books of HLTH shall be closed and there shall be no further registration of transfers of shares of HLTH Common Stock thereafter on the records of HLTH. From and after the Effective Time, the holders of Certificates representing shares of HLTH Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of HLTH Common Stock, except as otherwise provided in this Agreement or by Law. If, after the Effective Time, any Certificates are presented to the Exchange Agent or WebMD for any reason for transfer, they shall be cancelled and exchanged for the proper Merger Consideration subject to and in accordance with the terms and requirements of this Article III.

3.5 HLTH Stock Options.  All options (“HLTH Stock Options”) outstanding, whether or not exercisable and whether or not vested, at the Effective Time under the HLTH Corporation 2000 Long-Term Incentive Plan (as amended and restated effective August 11, 2006) and the other HLTH Equity Plans set forth in Section 3.05 of the HLTH Disclosure Schedule (collectively, “HLTH Stock Option Plans”), shall be treated in the Merger as set forth on Exhibit 3.05 attached hereto.

3.6 Restricted Stock.  If any shares of HLTH Common Stock (the “Restricted Shares”) outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any HLTH Equity Plan or other agreement with HLTH, then each holder of Restricted Shares shall not receive the Merger Consideration for the Restricted Shares, but shall instead, at the Effective Time, for each Restricted Share held, receive the number of shares of WebMD Class A Common Stock equal to (i) the Stock Consideration plus (ii) the number of shares of WebMD Class A Common Stock that would be purchasable for the Cash Consideration at the Reference Price; provided, however, that the aggregate number of shares of WebMD Class A Common Stock each holder of Restricted Shares receives pursuant to this Section 3.06 shall be rounded to the nearest whole number in the event such holder would otherwise receive a fractional share. The shares of WebMD Class A Common Stock issued in exchange for such shares of HLTH Common Stock will also be unvested and subject to the same vesting schedule, repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of WebMD Class A Common Stock may accordingly be marked with appropriate legends. HLTH shall take all actions that may be necessary to ensure that, from and after the Effective Time, WebMD is entitled to exercise any such repurchase options or other rights set forth in any such restricted stock purchase or other agreement.

3.7 Employee Stock Purchase Plan.  HLTH’s 1998 Employee Stock Purchase Plan shall terminate immediately following the purchase of shares of HLTH Common Stock on the last day of the purchase period ending on April 30, 2008; provided, that any provision thereof that is intended to survive such termination shall survive in accordance with the terms of the plan.

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3.8 Appraisal Rights/Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, shares of HLTH Common Stock that are outstanding immediately prior to the Effective Time and that are held by stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such shares of HLTH Common Stock in accordance with and otherwise complied in all respects with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration. Such stockholders shall be entitled to receive payment of the appraised value of such shares of HLTH Common Stock held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who shall have failed to perfect or have otherwise waived, withdrawn or lost their rights to appraisal of such shares of HLTH Common Stock under such Section 262 shall thereupon be deemed to have been converted into, and to have become exchangeable solely for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in and in accordance with this Article III, of the Certificate or Certificates that formerly evidenced such shares of HLTH Common Stock. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except for rights set forth in Section 262 of the DGCL.

(b) HLTH shall give WebMD (i) prompt notice of any demands for appraisal received by HLTH, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by HLTH and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. HLTH shall not, except with the prior written consent of WebMD, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HLTH

Except as set forth in the correspondingly-numbered sections and subsections of the HLTH Disclosure Schedule that has been delivered by HLTH to WebMD in connection with the execution and delivery of this Agreement (the “HLTH Disclosure Schedule”) or as disclosed in the reports, schedules, forms, statements and other documents filed by HLTH with the SEC and publicly available prior to the date of this Agreement (the “Filed HLTH SEC Documents”), HLTH hereby represents and warrants to WebMD that:

4.1 Corporate Organization.

(a) Each of HLTH and each HLTH Subsidiary is a corporation or a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite corporate or limited liability company power and authority and all necessary Governmental Approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and Governmental Approvals could not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay HLTH from performing its obligations under this Agreement and could not reasonably be expected, individually or in the aggregate, to have a HLTH Material Adverse Effect. Each of HLTH and each HLTH Subsidiary is duly qualified or licensed as a foreign corporation or limited liability company to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing could not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay HLTH from performing its obligations under this Agreement and could not reasonably be expected, individually or in the aggregate, to have a HLTH Material Adverse Effect.

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(b) A true and complete list of each HLTH Subsidiary, together with the jurisdiction of incorporation or organization and the percentage of the outstanding capital stock or membership interest of each such HLTH Subsidiary owned by HLTH (directly or indirectly), is set forth in Section 4.01(b) of the HLTH Disclosure Schedule. HLTH does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity (other than WebMD and the WebMD Subsidiaries).

4.2 Capitalization.

(a) The authorized capital stock of HLTH consists of (i) 900,000,000 shares of HLTH Common Stock, (ii) 4,990,000 shares of preferred stock, par value $0.0001 per share, designated “New Preferred Stock” (“HLTH New Preferred Stock”) and (iii) 10,000 shares of preferred stock, par value $0.0001 per share, designated “Preferred Stock” (“HLTH Preferred Stock”). As of February 12, 2008, (i) 182,132,460 shares of HLTH Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) 275,726,433 shares of HLTH Common Stock are held in the treasury of HLTH, and (iii) 0 shares of HLTH Common Stock are held by HLTH Subsidiaries. As of January 31, 2008, 5,623,381 shares of HLTH Common Stock are reserved for future issuance pursuant to outstanding employee stock options or restricted stock granted pursuant to the HLTH Equity Plans. As of the date of this Agreement, no shares of HLTH New Preferred Stock or HLTH Preferred Stock are issued and outstanding. Except for outstanding awards issued under the HLTH Equity Plans, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of HLTH or obligating HLTH or any HLTH Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, HLTH.

(b) All of the issued and outstanding shares or other ownership interests of each HLTH Subsidiary are duly authorized, validly issued, fully paid and nonassessable, and each such share or other ownership interest is owned by HLTH or another HLTH Subsidiary free and clear of all Encumbrances. There are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of any HLTH Subsidiary or obligating any HLTH Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, any HLTH Subsidiary.

4.3 Authority Relative to This Agreement.  HLTH has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by HLTH and the consummation by HLTH of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of HLTH are necessary to authorize this Agreement or to consummate the Transactions (other than the adoption of this Agreement by the stockholders of HLTH and the filing of the Certificate of Merger as contemplated by Section 2.02. This Agreement has been duly and validly executed and delivered by HLTH and, assuming the due authorization, execution and delivery by WebMD, constitutes a legal, valid and binding obligation of HLTH, enforceable against HLTH in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

4.4 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by HLTH do not, and the performance of this Agreement by HLTH will not (i) constitute a Default under the certificate of incorporation or bylaws or any equivalent or other organizational documents of HLTH or any HLTH Subsidiary, (ii) assuming that all Governmental Approvals and other actions described in Section 4.04(b) have been obtained and all filings and notifications described in Section 4.04(b) have been made, conflict with or violate any Law applicable to

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HLTH or any HLTH Subsidiary or by which any property or asset of HLTH or any HLTH Subsidiary is bound or affected, or (iii) constitute a Default under any Contract to which HLTH or any HLTH Subsidiary is a party or by which HLTH or any HLTH Subsidiary or any of their assets or properties is bound or affected, except, with respect to clauses (ii) and (iii), for any such Defaults which could not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay HLTH from performing its obligations under this Agreement and could not reasonably be expected, individually or in the aggregate, to have a HLTH Material Adverse Effect.

(b) The execution and delivery of this Agreement by HLTH do not, and the performance of this Agreement by HLTH will not, require any Governmental Approval, or filing with or notification to, any Governmental Authority except (i) for applicable requirements, if any, of the Exchange Act, state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover laws, and filing and recordation of appropriate merger documents as required by the DGCL, and (ii) where the failure to obtain such Governmental Approval, or to make such filings or notifications, could not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions, or otherwise prevent or materially delay HLTH from performing its obligations under this Agreement, and could not reasonably be expected, individually or in the aggregate, to have a HLTH Material Adverse Effect.

4.5 SEC Filings; Financial Statements.

(a) HLTH has filed all forms, reports and documents required to be filed by it with the Securities and Exchange Commission (the “SEC”) since December 31, 2006 (collectively, “HLTH SEC Reports”). As of their respective dates, or, if amended or superseded by a subsequent filing made prior to the date hereof, as of the date of the last such amendment or superseding filing prior to the date hereof, the HLTH SEC Reports filed prior to the date of this Agreement complied, and the HLTH SEC Reports filed subsequent to the date of this Agreement will comply, in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the HLTH SEC Reports and the consolidated balance sheet of HLTH as at September 30, 2007 was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of HLTH and the consolidated HLTH Subsidiaries as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which, individually or in the aggregate, have not had, and could not reasonably be expected to have, a HLTH Material Adverse Effect).

(c) Except as and to the extent reflected and reserved against in the consolidated balance sheet of HLTH and the consolidated HLTH Subsidiaries as at September 30, 2007 (including the notes thereto), neither HLTH nor any HLTH Subsidiary has any liability, obligation or Indebtedness that would be required to be reflected on a balance sheet (or the notes thereto) prepared in accordance with GAAP, except for (i) liabilities, obligations and Indebtedness incurred in the Ordinary Course since September 30, 2007, (ii) liabilities, obligations and Indebtedness incurred in connection with the Divestitures or the EBS Divestiture and (iii) liabilities, obligations and Indebtedness which are not, individually or in the aggregate, material to HLTH and the HLTH Subsidiaries taken as a whole and which could not, individually or in the aggregate, reasonably be expected to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay HLTH from performing its obligations under this Agreement and could not reasonably be expected, individually or in the aggregate, to have a HLTH Material Adverse Effect.

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(d) The net cash balances of HLTH and the HLTH Subsidiaries as at January 4, 2008 included in the statement of cash balances provided to Morgan Joseph & Co. Inc. by HLTH were true and correct in all material respects as of such date.

4.6 Compliance with Laws.  Each of HLTH and each HLTH Subsidiary is in compliance with, and is not in Default under, any Law, Governmental Order, permit or license applicable to HLTH and each HLTH Subsidiary, except for any such failure to comply or Default as would not, individually or in the aggregate, prevent or materially delay the consummation of the Transactions or otherwise prevent or materially delay HLTH from performing its obligations under this Agreement or, individually or in the aggregate, result in a HLTH Material Adverse Effect.

4.7 Absence of HLTH Material Adverse Effect.  Since December 31, 2006 through the date of this Agreement, except as expressly contemplated by this Agreement, there has not been any HLTH Material Adverse Effect.

4.8 Absence of Litigation.  As of the date hereof, there is no Action pending or, to the Knowledge of HLTH, threatened against HLTH or any HLTH Subsidiary, or any property or asset of HLTH or any HLTH Subsidiary, before any Governmental Authority that (a) individually or in the aggregate, has had, or could reasonably be expected to have, a HLTH Material Adverse Effect, (b) seeks to materially delay or prevent the consummation of the Transactions or (c) relates to the transactions contemplated by, or the validity of, this Agreement and which seeks damages or any equitable relief. As of the date hereof, neither HLTH nor any HLTH Subsidiary nor any material property or asset of HLTH or any HLTH Subsidiary is subject to any Governmental Order that could reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay HLTH from performing its obligations under this Agreement or could reasonably be expected, individually or in the aggregate, to have a HLTH Material Adverse Effect.

4.9 Employee Benefit Plans.

(a) Section 4.09(a) of the HLTH Disclosure Schedule lists, as of the date hereof, (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and all bonus, stock option, stock purchase, restricted stock, phantom stock or other stock-based compensation, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other material benefit plans, agreements, policies or programs, and, with respect to the Designated Employees, all employment, termination, severance, change in control, retention or other contracts or agreements, whether legally enforceable or not, to which HLTH or any HLTH Subsidiary is a party, with respect to which HLTH or any HLTH Subsidiary has or could incur any material obligation or which are maintained, contributed to or sponsored by HLTH or any HLTH Subsidiary for the benefit of any current or former employee, officer or director of HLTH or any HLTH Subsidiary, (ii) each employee benefit plan for which HLTH or any HLTH Subsidiary could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, and (iii) any plan in respect of which HLTH or any HLTH Subsidiary could incur liability under Section 4212(c) of ERISA (collectively, “HLTH Plans”). All HLTH Plans are in writing and have been provided or made available to WebMD.

(b) None of the HLTH Plans is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”) and neither HLTH nor any HLTH Subsidiary or HLTH ERISA Affiliate has in the past six years sponsored or contributed to, or had any liability or obligation in respect of, any Multiemployer Plan or a plan that is subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA.

(c) Each HLTH Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws, except where such non-compliance could not reasonably be expected, individually or in the aggregate, to have a HLTH Material Adverse Effect. HLTH and each HLTH

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Subsidiary has performed all material obligations required to be performed by it under, is not in any material respect in Default under, and has no knowledge of any material Default by any party to, any HLTH Plan.

(d) Each HLTH Plan that is intended to be qualified under Section 401(a) or Section 401(k) of the Code has timely received a favorable determination letter which has not been revoked, opinion letter or advisory letter from the IRS that is so qualified and, to the Knowledge of HLTH, no fact or event has occurred since the date of such determination letter or letters from the IRS that would reasonably be expected to adversely affect the qualified status of any such HLTH Plan or the exempt status of any related trust.

(e) To the Knowledge of HLTH, there has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any HLTH Plan. Neither HLTH nor any HLTH Subsidiary has incurred any liability under, arising out of or by operation of Title IV of ERISA.

(f) None of the HLTH Plans provides medical, health or life insurance or any other welfare-type benefits (other than severance benefits) for current or future retired or terminated employees of HLTH or the HLTH Subsidiaries or their spouses or dependents (other than in accordance with Part 6 of Title I of ERISA or Section 4980B of the Code or applicable state laws).

(g) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will constitute a Default, result in any payment becoming due, or materially increase the amount of compensation or benefits due, to any current or former employee of HLTH or the HLTH Subsidiaries or, with respect to any HLTH Plan, (i) increase any benefits otherwise payable under any HLTH Plan or result in any requirement to fund any HLTH Plan; (ii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; (iii) result in a non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code); (iv) limit or restrict the right to merge, amend or terminate any HLTH Plan; or (v) result in the payment of any amount that would, individually or in combination with any other such payment, reasonably be expected to constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(h) Section 4.09(h) of the HLTH Disclosure Schedule lists the number of vested and unvested stock options, restricted stock or other equity awards outstanding under each applicable HLTH Plan as of January 31, 2008.

4.10 Taxes.  Each of HLTH and each HLTH Subsidiary has filed all Tax returns and reports required to be filed by them and have paid and discharged all Taxes owed by HLTH and the HLTH Subsidiaries, except where the failure to file such Tax Returns or pay such Taxes would not, individually or in the aggregate, reasonably be expected to have a HLTH Material Adverse Effect. All such Tax returns are true, accurate and complete in all material respects. HLTH and each HLTH Subsidiary has withheld and paid all material Taxes required to be withheld or paid in connection with amounts paid or owing to any employee or otherwise. Neither the IRS nor any other United States or non-United States taxing authority or agency is now asserting or, to the Knowledge of HLTH, threatening to assert, against HLTH or any HLTH Subsidiary any material deficiency or claim for any Taxes or interest thereon or penalties in connection therewith. The accruals and reserves for Taxes reflected in the consolidated balance sheet of HLTH and the consolidated HLTH Subsidiaries as of December 31, 2006 are adequate to cover all Taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with GAAP and there will be no increase in accruals or reserves for Taxes from such date through the Effective Time other than for the items arising in the Ordinary Course or in connection with the Transactions, the Divestitures and the EBS Divestiture. There are no material Tax Encumbrances upon any property or assets of HLTH or any of HLTH Subsidiaries except Encumbrances for current property Taxes not yet due or that are being contested in good faith. Neither HLTH nor any HLTH Subsidiary is required to include in income in any Tax period ending after the Closing Date any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by HLTH or any HLTH Subsidiary, and the IRS has not initiated or proposed any such adjustment or change in accounting method. Neither HLTH nor any HLTH Subsidiary has been a “distributing corporation” or a

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“controlled corporation” in a distribution intended to qualify under Section 355(e) of the Code within the past five years. To the Knowledge of HLTH, neither HLTH nor any of its Affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. HLTH is not aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any material Tax assessment or deficiency with respect to HLTH and each of the HLTH Subsidiaries. Neither HLTH nor any of the HLTH Subsidiaries is a real property holding company within the meaning of Section 897 of the Code. Neither HLTH nor any of the HLTH Subsidiaries has entered into a closing agreement with, or requested a ruling from, the IRS or any other taxing authority during the last three years. Neither HLTH nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of any deferred intercompany gain or excess loss account described in Treasury regulations under Section 1502 of the Code (or any similar provision of state, local or foreign law) attributable to the period prior to the Closing. Neither HLTH nor any of the HLTH Subsidiaries has participated in any “listed transaction” or other “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4. As of December 31, 2007, (i) the HLTH consolidated group, in the aggregate, has estimated net operating loss carryforwards in the amount, and subject to the expiration periods, set forth in Section 4.10 of the HLTH Disclosure Schedule and (ii) WebMD and its Subsidiaries, in the aggregate, has estimated net operating loss carryforwards in the amount, and subject to the expiration periods, set forth in Section 4.10 of the HLTH Disclosure Schedule. As of the date of this Agreement, the net operating losses set forth in Section 4.10 of the HLTH Disclosure Schedule are not subject to any limitation under Section 382 of the Code.

4.11 Board Approval; Vote Required.

(a) The HLTH Board, at a meeting duly called and held pursuant to the DGCL and HLTH’s organizational documents, adopted resolutions which were not subsequently rescinded or modified in any way (i) approving and declaring advisable this Agreement, the Merger and the other Transactions, (ii) declaring that it is in the best interests of the stockholders of HLTH that HLTH enter into this Agreement and consummate the Transactions, (iii) directing that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of HLTH and (iv) recommending that the stockholders of HLTH adopt this Agreement.

(b) The only vote of the holders of any class or series of capital stock of HLTH necessary to adopt this Agreement is the affirmative vote of the holders of a majority of the outstanding shares of HLTH Common Stock in favor thereof.

4.12 Opinion of Financial Advisor.  HLTH has received the written opinion of Raymond James & Associates, Inc., dated the date of this Agreement, to the effect that, as of such date, the consideration to be received in the Merger by the holders of HLTH Common Stock is fair, from a financial point of view, to the holders of shares of HLTH Common Stock, a copy of which opinion has been delivered to WebMD.

4.13 Joint Proxy Statement/Prospectus.  The information supplied by HLTH for inclusion in the Joint Proxy Statement/Prospectus will not, at (i) the time the Registration Statement is declared effective, (ii) the time the Joint Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to the stockholders of HLTH and WebMD, (iii) the time of each of the HLTH Stockholders’ Meeting and the WebMD Stockholders’ Meeting and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.14 Brokers.  No broker, finder or investment banker (other than Raymond James & Associates, Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon

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arrangements made by or on behalf of HLTH. HLTH has heretofore furnished to WebMD a complete and correct copy of all agreements between HLTH and Raymond James & Associates, Inc. pursuant to which such firm would be entitled to any payment relating to the Transactions.

4.15 Labor.  Neither HLTH nor any HLTH Subsidiary is party to any collective bargaining agreement or other agreement or arrangement with a labor union, labor organization, workers council or other similar body and no such agreement is currently being negotiated. As of the date hereof, to the Knowledge of HLTH, there are no ongoing union certification drives or pending proceedings for certifying a union with respect to employees of HLTH or any HLTH Subsidiary.

4.16 Environmental Laws.  Except as would not, individually or in the aggregate, reasonably be expected to have a HLTH Material Adverse Effect, (i) there are no, and there have not been any, Hazardous Materials at any property currently owned or leased, or to the Knowledge of HLTH, formerly owned or leased by HLTH, or any HLTH Subsidiary under circumstances that have resulted in or are reasonably likely to result in liability of HLTH or any HLTH Subsidiary under any applicable Environmental Laws; and (ii) neither HLTH nor any HLTH Subsidiary has received any written notification (nor to the Knowledge of HLTH are there any facts existing that would reasonably be expected to give rise to such a notification) alleging that it is liable for, or request for information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar Law concerning any Release or threatened Release of Hazardous Materials or any other Environmental Law at any location except, with respect to any such notification or request for information concerning any such Release or threatened Release, to the extent such matter has been fully resolved with the appropriate Governmental Authority.

4.17 Intellectual Property.  Each of HLTH and the HLTH Subsidiaries owns, or is licensed to use, all Intellectual Property material to its business, and the use thereof by HLTH and the HLTH Subsidiaries does not infringe upon the intellectual property rights of any other person, except to the extent that any such failure to own or license, or any such infringements individually or in the aggregate, could not reasonably be expected to have a HLTH Material Adverse Effect. To the Knowledge of HLTH, such Intellectual Property has not been infringed or challenged, except to the extent that any such infringements or challenges individually or in the aggregate, could not reasonably be expected to have a HLTH Material Adverse Effect.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF WEBMD

Except as set forth in the correspondingly-numbered sections and subsections of the WebMD Disclosure Schedule that has been delivered by WebMD to HLTH in connection with the execution and delivery of this Agreement (the “WebMD Disclosure Schedule”) or as disclosed in the reports, schedules, forms, statements and other documents filed by WebMD with the SEC and publicly available prior to the date of this Agreement (the “Filed WebMD SEC Documents”), WebMD hereby represents and warrants to HLTH that:

5.1 Corporate Organization.

(a) Each of WebMD and each Subsidiary of WebMD (each a “WebMD Subsidiary”) is a corporation or a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite corporate or limited liability company power and authority and all necessary Governmental Approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and Governmental Approvals could not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay WebMD from performing its obligations under this Agreement, and could not reasonably be expected, individually or in the aggregate, to have a WebMD Material Adverse Effect.

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Each of WebMD and each WebMD Subsidiary is duly qualified or licensed as a foreign corporation or limited liability company to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing could not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay WebMD from performing its obligations under this Agreement and could not reasonably be expected, individually or in the aggregate, to have a WebMD Material Adverse Effect.

(b) A true and complete list of all WebMD Subsidiaries, together with the jurisdiction of incorporation or organization of each WebMD Subsidiary and the percentage of the outstanding capital stock or membership interest of each WebMD Subsidiary owned by WebMD and each other WebMD Subsidiary, is set forth in Section 5.01(b) of the WebMD Disclosure Schedule. WebMD does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

5.2 Capitalization.

(a) The authorized capital stock of WebMD consists of (i) 500,000,000 shares of WebMD Class A Common Stock, (ii) 150,000,000 shares of WebMD Class B Common Stock and (iii) 50,000,000 shares of preferred stock, par value $0.01 per share (“WebMD Preferred Stock”). As of February 12, 2008, (i) 9,541,167 shares of WebMD Class A Common Stock and (ii) 48,100,000 shares of WebMD Class B Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable, (iii) 0 shares of WebMD Class A Common Stock are held in the treasury of WebMD, and (iv) 0 shares of WebMD Class A Common Stock are held by WebMD Subsidiaries. As of January 31, 2008, 2,539,328 shares of WebMD Class A Common Stock are reserved for future issuance pursuant to outstanding employee stock options or stock incentive rights granted pursuant to the WebMD Equity Plans. As of the date of this Agreement, no shares of WebMD Preferred Stock are issued and outstanding. Except for outstanding awards issued under the WebMD Equity Plans, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of WebMD or any WebMD Subsidiary or obligating WebMD or any WebMD Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, WebMD or any WebMD Subsidiary.

(b) All of the issued and outstanding shares or other ownership interests of each WebMD Subsidiary are duly authorized, validly issued, fully paid and nonassessable, and each such share or other ownership interest is owned by WebMD or another WebMD Subsidiary free and clear of all Encumbrances. There are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of any WebMD Subsidiary or obligating any WebMD Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, any WebMD Subsidiary.

(c) The shares of WebMD Class A Common Stock to be issued pursuant to the Merger in accordance with Article III (i) will be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, WebMD’s Restated Certificate of Incorporation or Amended and Restated Bylaws or any agreement to which WebMD is a party or is bound and (ii) will, when issued, be registered under the Securities Act and the Exchange Act and registered or exempt from registration under applicable Blue Sky Laws.

(d) The Merger Notes, if any, to be issued pursuant to the Merger in accordance with Article III (i) will be duly authorized and, when duly executed, authenticated, issued and delivered in accordance with the Merger Notes Indenture, will constitute valid and binding obligations of WebMD entitled to the benefits provided by the Merger Notes Indenture, and (ii) will, when issued, be registered under the Securities Act and the Exchange Act and registered or exempt from registration under applicable Blue Sky Laws.

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5.3 Authority Relative to This Agreement.  WebMD has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by WebMD and the consummation by WebMD of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of WebMD are necessary to authorize this Agreement or to consummate the Transactions (other than the adoption of this Agreement and the approval of the Share Issuance by the stockholders of WebMD and the filing of the Certificate of Merger as contemplated by Section 2.02). This Agreement has been duly and validly executed and delivered by WebMD and, assuming the due authorization, execution and delivery by HLTH, constitutes a legal, valid and binding obligation of WebMD, enforceable against WebMD in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

5.4 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by WebMD do not, and the performance of this Agreement by WebMD will not, (i) conflict with or violate the certificate of incorporation or bylaws or any equivalent organizational documents of WebMD or any WebMD Subsidiary, (ii) assuming that all Governmental Approvals and other actions described in Section 5.04(b) have been obtained and all filings and notifications described in Section 5.04(b) have been made, conflict with or violate any Law applicable to WebMD or any WebMD Subsidiary or by which any property or asset of WebMD or any WebMD Subsidiary is bound or affected, or (iii) result in any breach of or constitute a Default (or an event which, with notice or lapse of time or both, would become a Default) under, any Contract to which WebMD or any WebMD Subsidiary is a party or by which WebMD or any WebMD Subsidiary or any of their assets or properties is bound or affected, except, with respect to clauses (ii) and (iii), for any such Defaults which could not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay WebMD from performing its obligations under this Agreement and could not reasonably be expected, individually or in the aggregate, to have a WebMD Material Adverse Effect.

(b) The execution and delivery of this Agreement by WebMD do not, and the performance of this Agreement by WebMD will not, require any Governmental Approval, or filing with or notification to any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws and state takeover laws and filing and recordation of appropriate merger documents as required the DGCL, and (ii) where the failure to obtain such Governmental Approval, or to make such filings or notifications, could not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions, or otherwise prevent or materially delay WebMD from performing its obligations under this Agreement, and could not reasonably be expected, individually or in the aggregate, to have a WebMD Material Adverse Effect.

5.5 SEC Filings; Financial Statement.

(a) WebMD has filed all forms, reports and documents required to be filed by it with the SEC since December 31, 2006 (collectively, “WebMD SEC Reports”). As of their respective dates, or, if amended or superseded by a subsequent filing made prior to the date hereof, as of the date of the last such amendment or superseding filing prior to the date hereof, the WebMD SEC Reports filed prior to the date of this Agreement complied, and the WebMD SEC Reports filed subsequent to the date of this Agreement will comply, in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder.

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(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the WebMD SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of WebMD and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which, individually or in the aggregate, have not had, and could not reasonably be expected to have, a WebMD Material Adverse Effect).

(c) Except as and to the extent reflected and reserved against in the consolidated balance sheet of WebMD and the consolidated WebMD Subsidiaries as of December 31, 2006 (including the notes thereto) included in the Filed WebMD SEC Documents, neither WebMD nor any WebMD Subsidiary has incurred any liability or obligation that would be required to be reflected on a balance sheet (or the notes thereto) prepared in accordance with GAAP, except for (i) liabilities or obligations incurred in connection with the Transactions contemplated by this Agreement, (ii) liabilities and obligations incurred in the Ordinary Course since December 31, 2006 and (iii) liabilities which are not, individually or in the aggregate, material to WebMD and the WebMD Subsidiaries taken as a whole and could not, individually or in the aggregate, reasonably be expected to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay WebMD from performing its obligations under this Agreement and could not reasonably be expected, individually or in the aggregate, to have a WebMD Material Adverse Effect.

5.6 Absence of WebMD Material Adverse Effect.  Since December 31, 2006 through the date of this Agreement, except as expressly contemplated by this Agreement, there has not been any WebMD Material Adverse Effect.

5.7 Absence of Litigation.  As of the date of this Agreement, there is no Action pending or, to the Knowledge of WebMD, threatened against WebMD or any WebMD Subsidiary, or any property or asset of WebMD or any WebMD Subsidiary, before any Governmental Authority that seeks to materially delay or prevent the consummation of the Transactions. Neither WebMD nor any WebMD Subsidiary nor any material property or asset of WebMD or any WebMD Subsidiary is subject to any Governmental Order that could reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay WebMD from performing its obligations under this Agreement or could reasonably be expected, in the individual or the aggregate, to have a WebMD Material Adverse Effect.

5.8 Board Approval; Vote Required.

(a) The WebMD Board, upon the unanimous recommendation of the Special Committee, at a meeting duly called and held pursuant to the DGCL and WebMD’s organizational documents, has adopted resolutions which were not subsequently rescinded or modified in any way (i) approving and declaring advisable this Agreement, the Merger and the other Transactions, (ii) declaring that it is in the best interests of the stockholders of WebMD that WebMD enter into this Agreement and consummate the Transactions, including the Share Issuance, (iii) directing that the adoption of this Agreement and the approval of the Share Issuance be submitted to a vote at a meeting of the stockholders of WebMD and (iv) recommending that the stockholders of WebMD adopt this Agreement and approve the Share Issuance.

(b) The only votes of the holders of any class or series of capital stock of WebMD necessary (i) to adopt this Agreement is the affirmative vote of the holders of a majority of the voting power of the outstanding shares of WebMD Common Stock in favor thereof; and (ii) to approve the Share Issuance is the affirmative vote of the holders of a majority of the voting power of the outstanding shares of WebMD Common Stock present or represented at the meeting and entitled to vote on such matter.

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5.9 Ownership of HLTH Capital Stock.  As of the date of this Agreement, WebMD is not the Beneficial Owner of any shares of capital stock of HLTH.

5.10 Opinion of Financial Advisor.  The Special Committee has received the written opinion of Morgan Joseph & Co. Inc., dated the date of this Agreement, to the effect that, as of such date, the consideration to be paid in the Merger by WebMD is fair, from a financial point of view, to the holders of WebMD Class A Common Stock other than HLTH and the officers and directors of HLTH, WebMD, and their respective affiliates, a copy of which opinion has been delivered to HLTH.

5.11 Joint Proxy Statement/Prospectus.  The information supplied by WebMD for inclusion in the Joint Proxy Statement/Prospectus will not, at (i) the time the Registration Statement is declared effective, (ii) the time the Joint Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to the stockholders of HLTH and WebMD, (iii) the time of each of the HLTH Stockholders’ Meeting and the WebMD Stockholders’ Meeting and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

5.12 Brokers.  No broker, finder or investment banker (other than Morgan Joseph & Co. Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of WebMD. WebMD has heretofore furnished to HLTH a complete and correct copy of all agreements between WebMD and Morgan Joseph & Co. Inc. pursuant to which such firm would be entitled to any payment relating to the Transactions.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

6.1 Conduct of Business by HLTH Pending the Merger.

(a) HLTH agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 6.01 of the HLTH Disclosure Schedule or as expressly contemplated by any other provision of this Agreement, unless WebMD shall otherwise consent (with the approval of the Special Committee) in writing (which consent shall not be unreasonably withheld or delayed):

(i) the businesses of HLTH (excluding the business of WebMD) and each HLTH Subsidiary shall be conducted in the Ordinary Course; and

(ii) HLTH shall use commercially reasonable efforts to preserve substantially intact the business organization of HLTH (excluding the business organization of WebMD) and each HLTH Subsidiary, to keep available the services of the current officers, employees and consultants of HLTH and each HLTH Subsidiary and to preserve the current relationships of HLTH and each HLTH Subsidiary with customers, suppliers and other Persons with which HLTH or any HLTH Subsidiary has significant business relations.

(b) By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or as set forth in Section 6.01 of the HLTH Disclosure Schedule, without the prior written consent (with the approval of the Special Committee) of WebMD (which consent shall not be unreasonably withheld or delayed), neither HLTH nor any HLTH Subsidiary, between the date of this Agreement and the Effective Time, will:

(i) amend or otherwise change its certificate of incorporation or bylaws, or equivalent organizational documents;

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(ii) issue, grant, sell, or redeem any capital stock or other ownership interests (other than in connection with the Merger or the exercise of a HLTH Stock Option or warrants of HLTH or pursuant to the conversion of the Convertible Notes) (or any securities convertible into, exchangeable or exercisable for or otherwise linked to the value of the same) or any bonds or other securities;

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any direct or indirect wholly owned HLTH Subsidiary to HLTH or any other wholly owned HLTH Subsidiary;

(iv) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other securities;

(v) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any Person, business or any division thereof;

(vi) make any material loan, advance, capital contribution to, or any investment in, any Person (other than a Subsidiary) except in the Ordinary Course;

(vii) create or permit any Encumbrance (other than Permitted Encumbrances) on any asset or property except in the Ordinary Course;

(viii) incur, assume or otherwise become liable for any material Indebtedness other than trade payables in the Ordinary Course;

(ix) modify the compensation or bonuses payable or to become payable or the benefits provided to its directors or Designated Employees, except for changes in the Ordinary Course (which shall include modifications or bonuses due to promotions and normal periodic performance reviews), or grant or modify any severance or termination pay to, or enter into or modify any vesting, employment, change of control, consulting or severance arrangement with, any director or Designated Employees, or establish, adopt, enter into or modify any HLTH Plan other than as expressly contemplated by this Agreement or as required by Law;

(x) make or rescind any material Tax election or settle or compromise any material Tax liability;

(xi) change independent accountants or make any material change in any accounting methods, principles or practices (other than changes required by reason of a change in GAAP);

(xii) other than in the Ordinary Course, fail to pay when due any material liability, except with respect to any such liability being contested in good faith;

(xiii) permit any material insurance policy naming HLTH or a HLTH Subsidiary as a beneficiary or a loss payee to be cancelled or terminated (without replacing such policy with a substantially similar policy) or fail to pay any insurance premium in respect of any such policy (or replacement) when due;

(xiv) adopt a plan of complete or partial liquidation, dissolution, restructuring, or recapitalization relating to HLTH that would materially and adversely affect the value thereof; and

(xv) enter into any Contract with respect to any of the foregoing.

(c) Notwithstanding anything contained herein to the contrary, WebMD hereby acknowledges and agrees that (i) HLTH is contemplating the Divestitures, and (ii) subject to Article VIII, HLTH may enter into one or more agreements providing for, and consummate a transaction with respect to, any of the Divestitures, in each case without the consent of WebMD, on such terms as are determined by HLTH in its discretion.

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6.2 Conduct of Business by WebMD Pending the Merger.

(a) WebMD agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 6.02 of the WebMD Disclosure Schedule or as expressly contemplated by any other provision of this Agreement, unless HLTH shall otherwise consent, (which consent shall not be unreasonably withheld or delayed) in writing:

(i) the businesses of WebMD and each WebMD Subsidiary shall be conducted in the Ordinary Course; and

(ii) WebMD shall use commercially reasonable efforts to preserve substantially intact the business organization of WebMD and each WebMD Subsidiary, to keep available the services of the current officers, employees and consultants of WebMD and each WebMD Subsidiary and to preserve the current relationships of WebMD and each WebMD Subsidiary with customers, suppliers and other Persons with which WebMD or any WebMD Subsidiary has significant business relations.

(b) By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or as set forth in Section 6.02 of the WebMD Disclosure Schedule, without the prior written consent of HLTH (which consent shall not be unreasonably withheld or delayed) neither WebMD nor any WebMD Subsidiary, between the date of this Agreement and the Effective Time, will:

(i) amend or otherwise change its certificate of incorporation or bylaws, or equivalent organizational documents;

(ii) issue, grant, sell, or redeem any capital stock or other ownership interests (other than in connection with the Merger or the exercise of a stock option) (or any securities convertible into, exchangeable or exercisable for or otherwise linked to the value of the same) or any bonds or other securities;

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any direct or indirect wholly owned Subsidiary of WebMD to WebMD or any other wholly owned Subsidiary of WebMD;

(iv) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other securities;

(v) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any Person, business or any division thereof;

(vi) make any material loan, advance, capital contribution to, or any investment in, any Person (other than a Subsidiary) except in the Ordinary Course;

(vii) create or permit any Encumbrance (other than Permitted Encumbrances)on any asset or property except in the Ordinary Course;

(viii) incur, assume or otherwise become liable for any material Indebtedness other than trade payables in the Ordinary Course;

(ix) make or rescind any material Tax election or settle or compromise any material Tax liability;

(x) change independent accountants or make any material change in any accounting methods, principles or practices (other than changes required by reason of a change in GAAP);

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(xi) other than in the Ordinary Course, fail to pay when due any material liability, except with respect to any such liability being contested in good faith;

(xii) permit any material insurance policy naming WebMD or a WebMD Subsidiary as a beneficiary or a loss payee to be cancelled or terminated (without replacing such policy with a substantially similar policy) or fail to pay any insurance premium in respect of any such policy (or replacement) when due;

(xiii) adopt a plan of complete or partial liquidation, dissolution, restructuring, or recapitalization that would materially and adversely affect the value thereof; and

(xiv) enter into any Contract with respect to any of the foregoing.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Registration Statement and Other SEC Filings.

(a) As soon as reasonably practicable after the execution of this Agreement, (i) HLTH and WebMD shall prepare and file with the SEC a preliminary joint proxy statement relating to the HLTH Stockholders’ Meeting and the WebMD Stockholders’ Meeting, (ii) HLTH and WebMD shall prepare and file a joint Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”), and (iii) HLTH and WebMD shall prepare and file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) in connection with the registration under the Securities Act of WebMD Class A Common Stock and Merger Notes, if any, issuable in the Merger. The joint proxy statement furnished to HLTH’s stockholders in connection with the HLTH Stockholders’ Meeting and to WebMD’s stockholders in connection with the WebMD Stockholders’ Meeting shall be included as part of the prospectus (the “Joint Proxy Statement/Prospectus”) forming part of the Registration Statement. Each party hereto shall, and shall cause their respective counsel, accountants and other advisors to, use reasonable best efforts to cooperate with each other in connection with the preparation and filing of the preliminary joint proxy statement, the Joint Proxy Statement/Prospectus, the Schedule 13E-3 and the Registration Statement. Each party hereto shall, and shall cause their respective counsel, accountants and other advisors to, use reasonable best efforts to respond to any comments of the SEC, to cause the Schedule 13E-3 to be cleared by the SEC and to cause the Registration Statement to be declared effective under the Securities Act as soon as reasonably practicable after such filing and to continue to be effective as of the Effective Time, to take any necessary action and obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement in connection with the Registration Statement and Schedule 13E-3 and to cause the Joint Proxy Statement/Prospectus to be mailed to HLTH’s and WebMD’s stockholders at the earliest practicable time after the Schedule 13E-3 is cleared by the SEC and the Registration Statement is declared effective by the SEC, including providing all information about itself to the other party as may be reasonably requested in connection with any such action.

(b) Each party shall notify the other party and the Special Committee promptly of the receipt of any comments of the SEC or its staff and of any request by the SEC or its staff or any other Governmental Authority for amendments or supplements to the preliminary joint proxy statement, the Joint Proxy Statement/Prospectus, the Schedule 13E-3, the Registration Statement or any other related filings or for additional information related thereto, and shall supply the other party and the Special Committee with copies of all correspondence between it and any of its Representatives, on the one hand, and the SEC or its staff or any other Governmental Authority, on the other hand, with respect to the preliminary joint proxy statement, the Joint Proxy Statement/Prospectus, the Schedule 13E-3, the Registration Statement, the Merger or any other filings relating thereto. The Joint Proxy Statement/Prospectus, the Schedule 13E-3, the Registration Statement and such other filings shall comply in all material respects with all applicable requirements of Law. If at any time prior to the Effective Time, any event occurs or either party becomes aware of any information relating

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to the other party or its Subsidiaries or any of their respective officers or directors or Affiliates that should be described in an amendment or supplement to the Joint Proxy Statement/Prospectus, the Schedule 13E-3, the Registration Statement or any other related filings, the applicable party shall inform the other party and the Special Committee promptly after becoming aware of such event or information and cooperate in filing with the SEC or its staff or any other Governmental Authority, and/or mailing to stockholders of HLTH or WebMD, as applicable, such amendment or supplement. The parties shall cooperate and provide each other and the Special Committee with a reasonable opportunity to review and comment on the preliminary joint proxy statement, the Joint Proxy Statement/Prospectus, the Schedule 13E-3, the Registration Statement, any related filings or amendment or supplement thereto and any responses or communications to the SEC staff or other Governmental Authority in connection therewith; provided that, with respect to documents filed by HLTH or WebMD that are incorporated by reference in the Joint Proxy Statement/Prospectus, the Schedule 13E-3 or the Registration Statement, this right of review and comment shall apply only with respect to information relating to the other party or its business, financial condition or results of operations.

(c) WebMD and HLTH each shall advise the other, promptly after receiving notice thereof, of the time when the Schedule 13E-3 has been cleared by the SEC, the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of WebMD Class A Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information.

7.2 Stockholders’ Meetings.

(a) HLTH shall, in accordance with the DGCL, Delaware case-law interpreting the DGCL and HLTH’s organizational documents, duly call, give notice of and hold a meeting of HLTH’s stockholders as promptly as practicable for the purpose of voting upon the adoption of this Agreement (the “HLTH Stockholders’ Meeting”). WebMD shall, in accordance with the DGCL, Delaware case-law interpreting the DGCL and WebMD’s organizational documents, duly call, give notice of and hold a meeting of WebMD’s stockholders as promptly as practicable for the purpose of voting upon the adoption of this Agreement and the approval of the Share Issuance (the “WebMD Stockholders’ Meeting”). Each of HLTH and WebMD shall use its reasonable best efforts to hold the Stockholders’ Meetings on the same day as soon as practicable after the date on which the Registration Statement becomes effective. Each of HLTH and WebMD shall include in the Proxy Statement the recommendation of their respective boards of directors that stockholders of each entity vote in favor of the approval of the Merger and the adoption of this Agreement. Each of HLTH and WebMD shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and the approval of the Share Issuance, as applicable, and shall take all other action necessary or advisable to secure the required vote or consent of its stockholders.

(b) Subject to Article IX, HLTH agrees to vote, or cause to be voted, all of the shares of (i) WebMD Class A Common Stock and (ii) WebMD Class B Common Stock then beneficially owned by it or a HLTH Subsidiary in favor of the approval of the Merger and the adoption of this Agreement.

(c) Subject to Article IX, the obligation of HLTH and WebMD to call, give notice of, convene and hold the HLTH Stockholders’ Meeting and the WebMD Stockholders’ Meeting, as applicable, and to hold a vote of the HLTH Common Stock holders and the WebMD Common Stock holders on this Agreement shall not be limited or otherwise affected by a Competing Transaction.

7.3 Access to Information.  Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which HLTH or WebMD or any of their respective Subsidiaries is a party or pursuant to applicable Law, from the date of this Agreement until the Effective Time, HLTH and WebMD shall (and shall cause their respective Subsidiaries to): (i) provide to the other party and the Special Committee (and their Representatives) access at reasonable times upon prior notice to the officers, employees,

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agents, properties, offices and other facilities of such party and its Subsidiaries and to the books and records thereof; and (ii) furnish promptly to the other party and the Special Committee (and their Representatives) such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its Subsidiaries as reasonably requested.

7.4 Directors’ and Officers’ Insurance.

(a) WebMD and HLTH shall cooperate to purchase extended reporting period coverage, effective as of the Effective Time, under the current directors’ and officers’ liability insurance policies maintained by HLTH providing for coverage for current officers and directors of HLTH for a period of six years from the Effective Time.

(b) The WebMD Charter Amendment and the bylaws of the Surviving Corporation shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights with respect to indemnification, advancement of expenses and exculpation of individuals who, at or prior to the Effective Time, were officers or directors of HLTH, unless such amendment, modification or repeal is required by applicable Law after the Effective Time.

7.5 Further Action; Reasonable Best Efforts.  Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions, including using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to Contracts with HLTH or WebMD or their Subsidiaries as are necessary for the consummation of the Transactions and to fulfill the conditions to the Merger. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

7.6 Plan of Reorganization.

(a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, neither WebMD nor any of its Affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

(b) As of the date hereof, HLTH does not know of any reason (i) why it would not be able to deliver to counsel to HLTH and WebMD, at the date of the legal opinions referred to below, certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firms to deliver the legal opinions contemplated by Section 8.02(e) and Section 8.03(e), and HLTH hereby agrees to deliver such certificates effective as of the date of such opinions or (ii) why counsel to HLTH and WebMD would not be able to deliver the opinions required by Section 8.02(e) and Section 8.03(e).

(c) As of the date hereof, WebMD does not know of any reason (i) why it would not be able to deliver to counsel to HLTH and WebMD, at the date of the legal opinions referred to below, certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firms to deliver the legal opinions contemplated by Section 8.02(e) and Section 8.03(e), and WebMD hereby agrees to deliver such certificates effective as of the date of such opinions or (ii) why counsel to HLTH and WebMD would not be able to deliver the opinions required by Section 8.02(e) and Section 8.03(e).

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7.7 Nasdaq Quotation.  WebMD shall use its reasonable best efforts to cause the shares of WebMD Class A Common Stock issuable in the Merger and pursuant to the HLTH Stock Options assumed by WebMD to be approved for listing on Nasdaq, subject to official notice of issuance to Nasdaq, as promptly as practicable after the date hereof and in any event prior to the Closing Date, and HLTH shall cooperate with WebMD with respect to such approval.

7.8 Public Announcements.  The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of WebMD (with the approval of the Special Committee) and HLTH. Thereafter, unless otherwise required by applicable Law or the requirements of Nasdaq, each of WebMD and HLTH shall each use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the Transactions.

7.9 Assumption of Existing Indentures.  WebMD acknowledges and agrees that, as of the Effective Time, WebMD, as the Surviving Corporation, shall become the successor obligor to HLTH under the Existing Indentures, and shall assume and honor the obligations of HLTH thereunder.

7.10 Certificate of Merger.  Upon the terms and subject to the conditions of this Agreement, at the time of the Closing, HLTH and WebMD shall execute and file the Certificate of Merger, which Certificate of Merger shall contain the WebMD Charter Amendment, with the Secretary of State of the State of Delaware.

7.11 Notification of Certain Matters.  Between the date hereof and the Effective Time, each party shall give prompt notice in writing to the other party of: (i) the occurrence or failure to occur, or the impending or threatened occurrence or failure to occur, of any event or circumstance which occurrence or failure to occur could reasonably be expected to cause any of its representations or warranties in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof through the Effective Time; (ii) the occurrence or failure to occur, or the impending, alleged or threatened occurrence or failure to occur, of any event or circumstance which occurrence or failure to occur could reasonably be expected to cause any condition, covenant or agreement contained in this Agreement to fail to be complied with or satisfied; and (iii) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with the Transactions or that the Transactions otherwise constitute a Default under any Contract that is material to such party; provided, that the delivery of any notice pursuant to this Section 7.11 will not limit or otherwise affect the remedies available to the party receiving such notice.

7.12 Tax Sharing Agreement.  The parties hereto hereby acknowledge and agree that, if and only if the Merger is consummated, none of the income or gain attributable to either a Divestiture or the conversion or payment of Convertible Notes shall be treated as “Extraordinary Gain” under Section 2(d)(iv) of the Amended and Restated Tax Sharing Agreement, dated as of September 23, 2005, by and between HLTH and WebMD.

ARTICLE VIII

CONDITIONS TO THE MERGER

8.1 Conditions to the Obligations of Each Party.  The obligations of HLTH and WebMD to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

(a) Registration Statement.  The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC.

(b) HLTH Stockholder Adoption.  This Agreement shall have been adopted by the stockholders of HLTH in accordance with the DGCL.

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(c) WebMD Stockholder Adoption and Approval.  This Agreement shall have been adopted, and the Share Issuance shall have been approved by the votes specified in Section 5.08(b) hereof, in accordance with the DGCL and, in the case of the Share Issuance, the rules and regulations of Nasdaq.

(d) No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(e) Nasdaq Quotation.  The shares of WebMD Class A Common Stock to be issued in the Merger shall have been authorized for quotation on Nasdaq, subject to official notice of issuance.

(f) Available Cash.  The amount of Available Cash shall equal or exceed the Adjusted Cash Consideration, and the chief financial officer of HLTH and WebMD shall have delivered to WebMD and the Special Committee a reasonably detailed calculation certifying as to the foregoing.

8.2 Conditions to the Obligations of WebMD.  The obligations of WebMD to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a) Representations and Warranties.  The representations and warranties of HLTH contained in this Agreement shall be true and correct (without giving effect to any qualification or exception with respect to materiality or HLTH Material Adverse Effect or similar language set forth therein) as of the Effective Time, as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be so true and correct would not, individually or in the aggregate, have a HLTH Material Adverse Effect.

(b) Agreements and Covenants.  HLTH shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time in all material respects.

(c) Officer Certificate.  HLTH shall have delivered to WebMD a certificate, dated the date of the Closing, signed by an executive officer of HLTH, certifying as to the satisfaction of the conditions specified in Sections 8.02(a), 8.02(b), 8.02(d) and 8.02(f).

(d) Material Adverse Effect.  No HLTH Material Adverse Effect shall have occurred since the date of this Agreement.

(e) Tax Opinion.  WebMD shall have received the opinion of Cahill Gordon & Reindel LLP, counsel to the Special Committee, based upon representations of WebMD and HLTH, and normal assumptions, to the effect that, for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of WebMD and HLTH will be a party to the reorganization within the meaning of Section 368(b) of the Code, which opinion shall not have been withdrawn or modified in any material respect. The issuance of such opinion shall be conditioned on receipt by Cahill Gordon & Reindel LLP of representation letters from each of WebMD and HLTH as contemplated in Section 7.06 of this Agreement. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect as of the Effective Time.

(f) Divestitures.  HLTH shall have consummated the Divestiture of either ViPS or Porex and, in either case, provided to WebMD and the Special Committee complete copies of the definitive documentation relating thereto.

(g) Sale of HLTH Auction Rate Securities.  HLTH shall have completed the sale of the HLTH Auction Rate Securities as contemplated by Section 3.01(d).

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8.3 Conditions to the Obligations of HLTH.  The obligations of HLTH to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a) Representations and Warranties.  The representations and warranties of WebMD contained in this Agreement shall be true and correct (without giving effect to any qualification or exception with respect to materiality or WebMD Material Adverse Effect or similar language set forth therein) as of the Effective Time, as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations to be so true and correct would not, individually or in the aggregate, have a WebMD Material Adverse Effect.

(b) Agreements and Covenants.  WebMD shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer Certificate.  WebMD shall have delivered to HLTH a certificate, dated the date of the Closing, signed by an executive officer of WebMD, certifying as to the satisfaction of the conditions specified in Sections 8.03(a), 8.03(b) and 8.03(d).

(d) Material Adverse Effect.  No WebMD Material Adverse Effect shall have occurred since the date of this Agreement.

(e) Tax Opinion.  HLTH shall have received the opinion of O’Melveny & Myers LLP, counsel to HLTH, based upon representations of WebMD and HLTH, and normal assumptions, to the effect that, for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of WebMD and HLTH will be a party to the reorganization within the meaning of Section 368(b) of the Code, which opinion shall not have been withdrawn or modified in any material respect. The issuance of such opinion shall be conditioned on receipt by O’Melveny & Myers LLP of representation letters from each of WebMD and HLTH as contemplated in Section 7.06 of this Agreement. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect as of the Effective Time.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

9.1 Termination.  This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite adoption of this Agreement and the Transactions by the stockholders of HLTH and WebMD, as follows:

(a) by mutual written consent of WebMD and HLTH duly authorized by the Boards of Directors of WebMD (with the approval of the Special Committee) and HLTH; or

(b) by either WebMD (upon the approval of the Special Committee) or HLTH if the Effective Time shall not have occurred on or before the End Date; provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; or

(c) by either WebMD (upon the approval of the Special Committee) or HLTH if any Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger; or

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(d) by WebMD (upon the approval of the Special Committee) if a Triggering Event with respect to HLTH shall have occurred; or

(e) by HLTH if a Triggering Event with respect to WebMD shall have occurred; or

(f) by either WebMD (upon the approval of the Special Committee) or HLTH if the stockholders of HLTH shall fail to adopt this Agreement at the HLTH Stockholders’ Meeting; or

(g) by either WebMD (upon the approval of the Special Committee) or HLTH if, at the WebMD Stockholders’ Meeting, this Agreement shall not have been adopted, or the Share Issuance shall not have been approved by the votes specified in Section 5.08(b) hereof; or

(h) by WebMD (upon the approval of the Special Committee) upon a breach of any representation, warranty, covenant or agreement on the part of HLTH set forth in this Agreement, or if any representation or warranty of HLTH shall have become untrue, in either case such that the condition set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied (a “Terminating HLTH Breach”); provided, however, that, if such Terminating HLTH Breach is curable by HLTH, WebMD may not terminate this Agreement under this Section 9.01(h) for so long as HLTH continues to exercise its best efforts to cure such breach, unless such breach is not cured within 15 Business Days after written notice of such breach is provided by WebMD to HLTH; or

(i) by HLTH upon a breach of any representation, warranty, covenant or agreement on the part of WebMD set forth in this Agreement, or if any representation or warranty of WebMD shall have become untrue, in either case such that the condition set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied (a “Terminating WebMD Breach”); provided, however, that, if such Terminating WebMD Breach is curable by WebMD, HLTH may not terminate this Agreement under this Section 9.01(i) for so long as WebMD continues to exercise its best efforts to cure such breach, unless such breach is not cured within 15 Business Days after written notice of such breach is provided by HLTH to WebMD; or

(j) by HLTH, upon the approval of the HLTH Board, if the HLTH Board determines, in its good faith judgment after consultation with independent legal counsel (which legal counsel may be HLTH’s regularly engaged independent legal counsel), that it is required by its fiduciary duties under applicable Law to terminate this Agreement in order to enter into a definitive agreement with respect to a Superior Proposal; or

(k) by WebMD, upon the approval of the Special Committee if the Special Committee determines, in its good faith judgment after consultation with its legal counsel, that it is required by its fiduciary duties under applicable Law to terminate this Agreement in order to enter into a definitive agreement with respect to a Superior Proposal.

9.2 Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except (a) as set forth in Section 9.03 and (b) nothing herein shall relieve any party from liability or damages for any willful or intentional breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination.

9.3 Fees and Expenses.  All Expenses incurred by either party and the Special Committee in connection with this Agreement and the Transactions contemplated by this Agreement shall be paid by HLTH. “Expenses,” as used in this Agreement, shall include all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto (or the Special Committee) and its Affiliates) incurred by a party (or the Special Committee) or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Registration Statement, the Joint Proxy

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Statement/Prospectus and Schedule 13E-3, the solicitation of stockholder votes, the filing of any required notices and all other matters related to the Closing of the Merger and the other Transactions.

9.4 Amendment.  This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors (with the approval of the Special Committee, in the case of WebMD) at any time prior to the Effective Time; provided, however, that, after the adoption of this Agreement by the stockholders of HLTH, no amendment shall be made which under Law requires further approval of the stockholders of HLTH or WebMD without such further approval. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

9.5 Waiver.  At any time prior to the Effective Time, either party hereto (with the approval of the Special Committee in the case of WebMD) may (a) extend the time for the performance of any obligation or other act of the other party, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of the other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE X

GENERAL PROVISIONS

10.1 Non-Survival of Representations, Warranties, Covenants and Agreements.  The representations, warranties, covenants and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.01, as the case may be, except that the agreements set forth in Articles II and III and Sections 7.04 and 7.07 and this Article X shall survive the Effective Time, and except that the agreements set forth in Sections 9.02 and 9.03 and this Article X shall survive the termination of this Agreement.

10.2 Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

if to WebMD or the Surviving Corporation:

WebMD Health Corp.
111 Eighth Avenue
New York, New York 10011
Attention: General Counsel
Facsimile: (212) 624-3773
Email: dwamsley@webmd.net

with copies to:

Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005
Attention: William M. Hartnett, Esq.
Facsimile: (212) 378-2198
Email: whartnett@cahill.com

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and

Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005
Attention: Stephen A. Greene, Esq.
Facsimile: (212) 378-2196
Email: sgreene@cahill.com

if to HLTH:

HLTH Corporation
River Drive Center Two
699 River Drive
Elmwood Park, New Jersey 07407-1371
Attention: General Counsel
Facsimile: (201) 703-3449
Email: cmele@hlth.com

with copies to:

O’Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, New York 10036
Attention: Spencer D. Klein, Esq.
Facsimile: (212) 326-2061
Email: sklein@omm.com

and

O’Melveny & Myers LLP
1999 Avenue of the Stars
7th Floor
Los Angeles, California 90067
Attention: Steven Grossman, Esq.
Facsimile: (310) 246-6779
Email: slgrossman@omm.com

10.3 Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or by public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

10.4 Entire Agreement; Assignment.  This Agreement (including the HLTH Disclosure Schedule and the WebMD Disclosure Schedule) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise).

10.5 Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other

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Person (including stockholders of either party) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.6 Specific Performance.  The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

10.7 Governing Law; Jurisdiction.  This Agreement and the legal relations between the parties shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflict of laws rules thereof. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Court of Chancery of the State of Delaware in and for New Castle County, Delaware. The parties hereto hereby (a) submit to the exclusive jurisdiction of any Delaware state or federal court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts.

10.8 Waiver of Jury Trial.  Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other party hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.08.

10.9 Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

10.10 Counterparts.  This Agreement may be executed and delivered (including by facsimile or email transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same Agreement.

10.11 Joint Participation in Drafting This Agreement.  The parties acknowledge and confirm that each of them and their respective Representatives have participated jointly in the drafting, review, negotiation and revision of this Agreement, that it has not been drafted solely by counsel for one party and that each party has had the benefit of its independent legal counsel’s advice with respect to the terms and provisions hereof and its rights and obligations hereunder.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, WebMD and HLTH have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

WEBMD HEALTH CORP.

By:	/s/ Wayne T. Gattinella
Name: Wayne T. Gattinella

Title:	Chief Executive Officer & President

HLTH CORPORATION

By:	/s/ Lewis H. Leicher
Name: Lewis H. Leicher

Title:	Senior Vice President

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Exhibit 2.04
WebMD Charter Amendment
(See Annex H)

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Exhibit 3.05
Treatment of Options

Exhibit 3.05: Treatment of HLTH Stock Options

This Exhibit 3.05 to the Agreement sets forth the treatment of HLTH stock options outstanding at the Effective Time of the Merger. Capitalized terms used herein and not otherwise defined have the meaning given them in the Agreement.

(a) Conversion HLTH Options

The provisions of this Exhibit 3.05(a) shall apply to all outstanding HLTH stock options (the “Conversion HLTH Options”) under the following plans and agreements (the “Conversion HLTH Stock Option Plans”):

•	Emdeon Corporation 2000 Long-Term Incentive Plan

•	WebMD Corporation 2001 Employee Non-Qualified Stock Option

•	CareInsite, Inc. 1999 Director Stock Option Plan

•	1999 CareInsite, Inc. Employee Stock Option Plan

•	1999 CareInsite, Inc. Officer Stock Option Plan

•	Synetic, Inc. Amended and Restated 1989 Class A Stock Option Plan

•	Synetic, Inc. Amended and Restated 1989 Class B Stock Option Plan

•	Synetic, Inc. 1996 Class C Stock Option Plan

•	Synetic, Inc. 1997 Class D Stock Option Plan

•	Synetic, Inc. 1991 Director Stock Option Plan

•	Synetic, Inc. Amended and Restated 1991 Special Non-Qualified Stock Option Plan

•	1999 Medical Manager Corporation Stock Option Plan for Employees of Medical Manager Systems, Inc.

•	Greenberg News Networks, Inc. 1997 Stock Option Plan

•	OnHealth Network Company Amended and Restated 1997 Stock Option Plan

•	WebMD Corporation 2004 Non-Qualified Stock Option Plan for Employees of ViPS, Inc.

•	Healtheon/WebMD Corporation Envoy Stock Plan

•	Emdeon Corporation 1996 Stock Plan

•	WebMD, Inc. Amended and Restated 1997 Stock Incentive Plan

•	Sapient Health Network, Inc. 1996 Stock Incentive Plan

•	Stock Option Agreement between Medical Manager Corporation and Martin J. Wygod dated as of August 21, 2000

•	Stock Option Agreements between Medical Manager Corporation and Certain Individuals dated as of August 21, 2000

•	Stock Option Agreement, dated as of August 20, 2001, by and between WebMD Corporation and Wayne Gattinella

All Conversion HLTH Options outstanding, whether or not exercisable and whether or not vested, at the Effective Time under the Conversion HLTH Stock Option Plans, shall remain outstanding following the Effective Time. At the Effective Time, the Conversion HLTH Options shall, by virtue of the Merger and without any further action on the part of HLTH or the holder thereof, be assumed by WebMD in such manner as described herein. From and after the Effective Time, all references to HLTH in the Conversion HLTH Stock Option Plans and the applicable stock option agreements issued thereunder shall be deemed to refer to

Agreement and Plan of Merger

ANNEX A-1 – PAGE E-2

WebMD, which shall have assumed the Conversion HLTH Stock Option Plans as of the Effective Time by virtue of this Agreement and without any further action. Each Conversion HLTH Option assumed by WebMD (each, a “Substitute Option”) shall be exercisable upon the same terms and conditions as under the applicable Conversion HLTH Stock Option Plan and the applicable option agreement issued thereunder (including vesting provisions and provisions regarding acceleration of vesting upon certain transactions), except that (A) each such Substitute Option shall be exercisable for (or shall become exercisable in accordance with its terms), and represent the right to acquire, that number of shares of WebMD Class A Common Stock equal to the product of (i) the number of shares of HLTH Common Stock subject to such Conversion HLTH Option immediately prior to the Effective Time multiplied by (ii) the Conversion HLTH Option Exchange Ratio (as defined below), and (B) the option price per share of WebMD Class A Common Stock shall be an amount equal to an amount (rounded up to the nearest cent) equal to the quotient of (i) the exercise price per share of HLTH Common Stock subject to each Conversion HLTH Option immediately prior to the Effective Time divided by (ii) the Conversion HLTH Option Exchange Ratio; provided, however, that the exercise price otherwise determined shall be increased to the extent, if any, required to ensure that the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price (the “Option Spread”) of the Substitute Option immediately after the adjustment is equal to the Option Spread of the corresponding Conversion HLTH Option immediately prior to the exchange. Notwithstanding the foregoing, the exercise price of, and number of shares subject to, (i) each Substitute Option shall be determined with the intent to comply with Section 409A of the Code, and (ii) (x) any fractional share of WebMD Class A Common Stock resulting from an aggregation of all the shares of a holder subject to any Conversion HLTH Option shall be rounded down to the nearest whole share and (y) for any Conversion HLTH Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424 of the Code. Each Substitute Option shall otherwise be subject to the same terms and conditions as such Conversion HLTH Option. As used herein, “Conversion HLTH Option Exchange Ratio” means the sum of (i) the Exchange Ratio plus (ii) the quotient of (A) the Cash Consideration divided by (B) the closing price of a share of WebMD Class A Common Stock on the Nasdaq on the last trading day immediately preceding the Effective Time.

(b) Accelerated HLTH Options

The provisions of this Exhibit 3.05(b) shall apply to all outstanding HLTH stock options (the “Accelerated HLTH Options”) under the following plans (the “Accelerated HLTH Stock Option Plans”):

•	Synetic, Inc. 1998 Class E Stock Option Plan

•	Porex Technologies Corp. 1998 Stock Option Plan

•	MedE America Corporation and Its Subsidiaries 1998 Stock Option and Restricted Stock Purchase Plan

No less than 90 days prior to the Effective Time, HLTH shall give notice to each holder of Accelerated HLTH Options under the Accelerated HLTH Stock Option Plans that (i) such holder’s Accelerated Options shall, to the extent unvested or unexercisable, be immediately vested and exercisable, and (ii) such holder shall have at least 60 days from the date of the notice to exercise the Accelerated Options, after which the Accelerated Options shall be cancelled and forfeited; provided, however, that such cancellation shall be contingent on the consummation of the Merger.

(c) Substitute Options

As soon as practicable after the Effective Time, WebMD shall deliver, or cause to be delivered, to each holder of a Substitute Option an appropriate notice setting forth such holder’s rights pursuant thereto and such Substitute Option shall continue in effect on the same terms and conditions (including any antidilution provisions, and subject to the adjustments required by this Section 3.05 after giving effect to the Merger). WebMD shall comply with the terms of all such Substitute Options and operate with the intent, subject to the provisions of the HLTH Stock Option Plans, that (i) Substitute Options that qualified as incentive stock

Agreement and Plan of Merger

ANNEX A-1 – PAGE E-3

options under Section 422 of the Code prior to the Effective Time continue to qualify as incentive stock options after the Effective Time and (ii) the assumption of each Conversion HLTH Option will satisfy the requirements of Treasury Regulation Section 1.409A-1(b)(5)(v)(D) so as not to be treated as the grant of a new stock right or a change in the form of payment for purposes of Section 409A of the Code. WebMD shall take all corporate action necessary to reserve for issuance a sufficient number of shares of WebMD Class A Common Stock for delivery upon exercise of Substitute Options pursuant to the terms set forth in this Section 3.05. As soon as practicable after the Effective Time, the shares of WebMD Class A Common Stock subject to Substitute Options will be covered by an effective registration statement on Form S-8 (or any successor form) or another appropriate form, and WebMD shall use its reasonable efforts to maintain the effectiveness of such registration statement or registration statements for so long as Substitute Options remain outstanding.

(d) Section 16 of the Exchange Act

On or after the date of the Agreement and prior to the Effective Time, each of WebMD and HLTH shall take all necessary action such that, with respect to each member of the HLTH Board and each employee of HLTH that is subject to Section 16 of the Exchange Act, the acquisition by such Person of WebMD Class A Common Stock or Substitute Options in the Merger and the disposition by any such Person of WebMD Class A Common Stock or HLTH stock options pursuant to the Transactions contemplated by the Agreement shall be exempt from the short-swing profit liability rules of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 promulgated.

Agreement and Plan of Merger

ANNEX A-1 – PAGE E-4

ANNEX A-2

CONFORMED COPY

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER, dated as of May 6, 2008 (this “Amendment”), is between WebMD Health Corp., a Delaware corporation (“WebMD”), and HLTH Corporation, a Delaware corporation (“HLTH”).

RECITALS

WHEREAS, the parties hereto are parties to that certain Agreement and Plan of Merger, dated as of February 20, 2008 (the “Merger Agreement”);

WHEREAS, HLTH is entering into the HLTH Loan Agreement (as defined below);

WHEREAS, WebMD is entering into the WebMD Loan Agreement (as defined below);

WHEREAS, WebMD and HLTH desire to amend the Merger Agreement pursuant to Section 9.04 thereof to the extent provided herein;

WHEREAS, the HLTH Board has unanimously (i) approved and declared advisable this Amendment and the transactions contemplated hereby, (ii) declared that it is in the best interests of the holders of HLTH Common Stock that HLTH enter into this Amendment, (iii) directed that the adoption of the Merger Agreement, as amended by this Amendment (as so amended, the “Amended Merger Agreement”) be submitted to a vote at a meeting of the holders of HLTH Common Stock, and (iv) recommended that the holders of HLTH Common Stock adopt the Amended Merger Agreement;

WHEREAS, the WebMD Board, upon the unanimous recommendation of the Special Committee, has unanimously (i) approved and declared advisable this Amendment and the transactions contemplated hereby, (ii) declared that it is in the best interests of the holders of WebMD Common Stock that WebMD enter into this Amendment, (iii) directed that the adoption of the Amended Merger Agreement be submitted to a vote at a meeting of the holders of WebMD Common Stock, and (iv) recommended that the holders of WebMD Common Stock adopt the Amended Merger Agreement; and

WHEREAS, the Merger Agreement has not yet been submitted for adoption to a vote at a meeting of the holders of HLTH Common Stock or the holders of WebMD Common Stock;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, WebMD and HLTH hereby agree as follows:

Section 1. Defined Terms.  Each capitalized term used and not otherwise defined herein shall have the meaning assigned to such term in the Merger Agreement.

Section 2. Amendments to Section 1.01.  (a) The following defined terms are hereby added to Section 1.01:

“HLTH Loan Agreement” means that certain Loan Agreement, dated as of May 6, 2008, between HLTH and Citigroup Global Markets Holdings Inc.

“WebMD Loan Agreement” means that certain Loan Agreement, dated as of May 6, 2008, between WebMD and Citigroup Global Markets Inc.

(b) In Section 1.01, the last sentence in the definition of “Cash and Cash Equivalents” is hereby deleted in its entirety and replaced with the following:

“For purposes of this definition, “Cash and Investments” shall include (i) 75% of the principal amount of the HLTH Auction Rate Securities held by HLTH and the HLTH Subsidiaries at the Effective Time and (ii) 70% of the principal amount of the WebMD Auction Rate Securities held by WebMD and the WebMD Subsidiaries at the Effective Time; provided, that if the WebMD Loan Agreement is in full force and effect at the Effective Time and WebMD has satisfied all conditions precedent to permit WebMD to borrow at the Effective Time 75% of the principal amount of the WebMD Auction Rate Securities held by WebMD and the WebMD Subsidiaries at the Effective Time (it being understood that nothing in this proviso shall be deemed to obligate WebMD to borrow any amount under the Loan Agreement at the Effective Time), then Cash and Investments shall include 75% of the principal amount of the WebMD Auction Rate Securities held by WebMD and the WebMD Subsidiaries at the Effective Time.”

Section 3. Amendment to Section 3.01(d).  Section 3.01(d) is hereby deleted in its entirety and replaced with the following:

“(d) Adjustment to Cash Consideration.  If HLTH sells any HLTH Auction Rate Securities at or prior to the Effective Time and the aggregate cash proceeds from the sale of such HLTH Auction Rate Securities are less than 100% of the principal amount thereof, then the Cash Consideration Amount shall be reduced by an amount equal to (x) the difference between 100% of the principal amount thereof and the aggregate cash proceeds received by HLTH divided by (y) the number of shares of HLTH Common Stock outstanding at the Effective Time. If HLTH does not sell all of the HLTH Auction Rate Securities at or prior to the Effective Time and the conditions set forth in Section 8.02(g)(ii) or (iii) have been satisfied at the Effective Time, then the Cash Consideration Amount shall be reduced by an amount equal to (x) 25% of the principal amount of the HLTH Auction Rate Securities held by HLTH and the HLTH Subsidiaries at the Effective Time divided by (y) the number of shares of HLTH Common Stock outstanding at the Effective Time. Any reduction of the Cash Consideration Amount pursuant to this Section 3.01(d) shall be referred to herein as the “Reduction Amount”.”

Section 4. Amendments to Section 8.02.  (a) Section 8.02(c) is hereby deleted in its entirety and replaced with the following:

“(c) Officer Certificate.  HLTH shall have delivered to WebMD a certificate, dated the date of the Closing, signed by an executive officer of HLTH, certifying as to the satisfaction of the conditions specified in Sections 8.02(a), 8.02(b), 8.02(d), 8.02(f) and 8.02(g).”

(b) Section 8.02(g) is hereby deleted in its entirety and replaced with the following:

“(g) Matters Relating to HLTH Auction Rate Securities.  HLTH shall have (i) completed the sale of the HLTH Auction Rate Securities, or (ii) borrowed 75% of the principal amount of the HLTH Auction Rate Securities held by HLTH and the HLTH Subsidiaries at the Effective Time pursuant to the HLTH Loan Agreement and the amount outstanding at the Effective Time thereunder shall equal at least such amount, or (iii) not made any borrowings under the HLTH Loan Agreement but shall have satisfied all conditions precedent to permit HLTH to borrow at the Effective Time 75% of the principal amount of the HLTH Auction Rate Securities held by HLTH and the HLTH Subsidiaries at the Effective Time pursuant to the HLTH Loan Agreement, which shall be in full force and effect at the Effective Time (it being understood that nothing in clause (iii) of this Section 8.02(g) shall be deemed to obligate HLTH to borrow any amount under the Loan Agreement at the Effective Time).”

Amendment No. 1 to
Agreement and Plan of Merger

ANNEX A-2 – PAGE 2

Section 5. Consent.

(a) Pursuant to Section 6.01 of the Merger Agreement, WebMD hereby consents to the HLTH Loan Agreement and to the documents and agreements ancillary thereto (the “HLTH Loan Documents”), and to HLTH entering into, delivering, and performing its obligations under, the HLTH Loan Documents.

(b) Pursuant to Section 6.02(b) of the Merger Agreement, HLTH hereby consents to the WebMD Loan Agreement and to the documents and agreements ancillary thereto (the “WebMD Loan Documents”), and to WebMD entering into, delivering and performing its obligations under, the WebMD Loan Documents.

Section 6. Full Force and Effect.  Except as amended hereby, the Merger Agreement shall remain in full force and effect and be binding on the parties thereto in accordance with its terms. Nothing in this Amendment shall constitute a waiver by any party of any of their rights or remedies under the Merger Agreement or of any party’s obligation to comply with any covenant, condition, term or other provision set forth in the Merger Agreement.

Section 7. Governing Law.  This Amendment and the legal relations between the parties shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflict of laws rules thereof.

Section 8. Counterparts.  This Amendment may be executed and delivered (including by facsimile or email transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of this page left intentionally blank]

Amendment No. 1 to
Agreement and Plan of Merger

ANNEX A-2 – PAGE 3

IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first above written.

WEBMD HEALTH CORP.

By:	/s/ Douglas W. Wamsley
Name: Douglas W. Wamsley

Title:	Executive Vice President

HLTH CORPORATION

By:	/s/ Lewis H. Leicher
Name:     Lewis H. Leicher

Title:	Senior Vice President

Amendment No. 1 to
Agreement and Plan of Merger

ANNEX A-2 – PAGE 4

ANNEX A-3

CONFORMED COPY

AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER, dated as of September 12, 2008 (this “Amendment”), is between WebMD Health Corp., a Delaware corporation (“WebMD”), and HLTH Corporation, a Delaware corporation (“HLTH”).

RECITALS

WHEREAS, the parties hereto are parties to that certain Agreement and Plan of Merger, dated as of February 20, 2008 (as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of May 6, 2008, the “Merger Agreement”);

WHEREAS, WebMD desires to enter into the MTS Agreement (as defined below) pursuant to which, upon closing of the transactions contemplated by the MTS Agreement, WebMD shall pay the MTS Consideration;

WHEREAS, pursuant to Section 6.02 of the Merger Agreement, the HLTH Board has consented to WebMD’s entering into and performing the MTS Agreement, on the condition that the definition of “Available Cash” in the Merger Agreement be amended as provided herein;

WHEREAS, WebMD and HLTH desire to amend the Merger Agreement pursuant to Section 9.04 thereof to the extent provided herein;

WHEREAS, the HLTH Board has unanimously (i) approved and declared advisable this Amendment and the transactions contemplated hereby, (ii) declared that it is in the best interests of the holders of HLTH Common Stock that HLTH enter into this Amendment, (iii) directed that the adoption of the Merger Agreement, as amended by this Amendment (as so amended, the “Amended Merger Agreement”) be submitted to a vote at a meeting of the holders of HLTH Common Stock, and (iv) recommended that the holders of HLTH Common Stock adopt the Amended Merger Agreement;

WHEREAS, the WebMD Board, subject to the approval of the Special Committee pursuant to Section 9.04 of the Merger Agreement, has unanimously (i) approved and declared advisable this Amendment and the transactions contemplated hereby, (ii) declared that it is in the best interests of the holders of WebMD Common Stock that WebMD enter into this Amendment, (iii) directed that the adoption of the Amended Merger Agreement be submitted to a vote at a meeting of the holders of WebMD Common Stock, and (iv) recommended that the holders of WebMD Common Stock adopt the Amended Merger Agreement;

WHEREAS, the Special Committee has unanimously approved this Amendment; and

WHEREAS, the Merger Agreement has not yet been submitted for adoption to a vote at a meeting of the holders of HLTH Common Stock or the holders of WebMD Common Stock;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, WebMD and HLTH hereby agree as follows:

Section 1.  Defined Terms.  Each capitalized term used and not otherwise defined herein shall have the meaning assigned to such term in the Merger Agreement.

Section 2.  Amendments to Section 1.01.

(a) The following defined terms are hereby added to Section 1.01:

““MTS Agreement” means that certain Agreement and Plan of Merger, dated as of September 12, 2008, among WebMD Health Corp., Charlotte’s Corporation and Marketing Technology Solutions Inc.”

““MTS Consideration” means the aggregate cash consideration actually paid by WebMD pursuant to the MTS Agreement at the closing of the transactions contemplated thereby.”

(b) The definition of “Available Cash” in Section 1.01 is hereby deleted in its entirety and replaced with the following:

““Available Cash” means HLTH’s good faith estimation of the aggregate amount of Cash and Investments of HLTH, the HLTH Subsidiaries, WebMD and the WebMD Subsidiaries as of the Effective Time, plus (a) provided that the transactions contemplated by the MTS Agreement have been consummated at or prior to the Effective Time, the MTS Consideration (up to $50.0 million), less (b) (i) $85.0 million, (ii) the applicable Divestiture Exclusion Amounts, (iii) HLTH’s good faith estimation of the amount of Expenses payable pursuant to Section 9.03 but not paid as of the date of determination and (iv) the Designated

Item Exclusion Amount; provided that the foregoing shall not include Cash and Investments of the HLTH Subsidiaries and WebMD Subsidiaries restricted from being available for use, pursuant to applicable Law or the Contracts or organizational documents thereof, by WebMD following the Effective Time for working capital purposes and the payment of the Merger Consideration.”

(c) The definition of “End Date” in Section 1.01 is hereby deleted in its entirety and replaced with the following:

““End Date” means December 31, 2008.”

Section 3.  Consent.  Pursuant to Section 6.02 of the Merger Agreement, HLTH hereby consents to the MTS Agreement and to the documents and agreements ancillary thereto (the “MTS Documents”), and to WebMD entering into, delivering and performing its obligations under, the MTS Documents.

Section 4.  Full Force and Effect.  Except as amended hereby, the Merger Agreement shall remain in full force and effect and be binding on the parties thereto in accordance with its terms. Nothing in this Amendment shall constitute a waiver by any party of any of their rights or remedies under the Merger Agreement or of any party’s obligation to comply with any covenant, condition, term or other provision set forth in the Merger Agreement.

Section 5.  Governing Law.  This Amendment and the legal relations between the parties shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflict of laws rules thereof.

Section 6.  Counterparts.  This Amendment may be executed and delivered (including by facsimile or email transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first above written.

WEBMD HEALTH CORP.

By:	/s/ Wayne T. Gattinella
Name:     Wayne T. Gattinella

Title:	Chief Executive Officer

HLTH CORPORATION

By:	/s/ Mark D. Funston
Name:     Mark D. Funston

Title:	Executive Vice President and
Chief Financial Officer

Amendment No. 2 to
Agreement and Plan of Merger

Annex A-3 — Page 2

ANNEX B-1

HLTH CORPORATION 2007 ANNUAL REPORT

FINANCIAL STATEMENTS

All other schedules not listed above have been omitted as not applicable or because the required information is included in the Consolidated Financial Statements or in the notes thereto. Columns omitted from the schedule filed have been omitted because the information is not applicable.

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 1

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of HLTH Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934 (the Exchange Act) as a process designed by, or under the supervision of, a company’s principal executive and principal financial officers and effected by its board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

HLTH management assessed the effectiveness of HLTH’s internal control over financial reporting as of December 31, 2007. In making this assessment, HLTH management used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment and those criteria, HLTH management concluded that HLTH maintained effective internal control over financial reporting as of December 31, 2007.

Ernst & Young LLP, the independent registered public accounting firm that audited and reported on the Company’s financial statements as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, has audited the Company’s internal control over financial reporting as of December 31, 2007, as stated in their report which appears on page 3.

February 28, 2008

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of
HLTH Corporation

We have audited HLTH Corporation’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). HLTH Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, HLTH Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2007 consolidated financial statements of HLTH Corporation and our report dated February 28, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
MetroPark, New Jersey
February 28, 2008

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
HLTH Corporation

We have audited the accompanying consolidated balance sheets of HLTH Corporation (and subsidiaries) as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HLTH Corporation (and subsidiaries) at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment” using the modified prospective transition method. Also, as discussed in Note 1 to the consolidated financial statements, effective January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.”

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), HLTH Corporation’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2008 expressed an unqualified opinion thereon.

/s/  Ernst & Young LLP

MetroPark, New Jersey
February 28, 2008,
except for Notes 2 and 9, as to which the date is
June 26, 2008

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 4

HLTH CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,
	2007	2006

ASSETS
Current assets:
Cash and cash equivalents	$536,879	$614,691
Short-term investments	290,858	34,140
Accounts receivable, net of allowance for doubtful accounts of $1,165 at December 31, 2007 and $956 at December 31, 2006	86,081	89,652
Due from EBS Master LLC	1,224	30,716
Prepaid expenses and other current assets	71,090	27,794
Assets of discontinued operations	262,964	274,232

Total current assets	1,249,096	1,071,225
Marketable equity securities	2,383	2,633
Property and equipment, net	49,554	46,076
Goodwill	217,323	223,484
Intangible assets, net	36,314	45,268
Investment in EBS Master LLC	25,261	1,521
Other assets	71,466	80,159

TOTAL ASSETS	$1,651,397	$1,470,366

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accrued expenses	$49,598	$102,781
Deferred revenue	76,401	76,086
Liabilities of discontinued operations	123,131	55,098

Total current liabilities	249,130	233,965
1.75% convertible subordinated notes due 2023	350,000	350,000
3 1/8% convertible notes due 2025	300,000	300,000
Other long-term liabilities	21,137	13,246
Minority interest in WHC	131,353	101,860
Convertible redeemable exchangeable preferred stock, $0.0001 par value; 10,000 shares authorized; no shares outstanding at December 31, 2007; 10,000 shares issued and outstanding at December 31, 2006	—	98,768
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.0001 par value; 4,990,000 shares authorized; no shares outstanding	—	—
Common stock, $0.0001 par value; 900,000,000 shares authorized; 457,803,361 shares issued at December 31, 2007; 449,600,747 shares issued at December 31, 2006	46	45
Additional paid-in capital	12,479,574	12,290,126
Treasury stock, at cost; 275,786,634 shares at December 31, 2007; 287,770,823 shares at December 31, 2006	(2,564,948)	(2,585,769)
Accumulated deficit	(9,320,748)	(9,341,985)
Accumulated other comprehensive income	5,853	10,110

Total stockholders’ equity	599,777	372,527

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,651,397	$1,470,366

See accompanying notes.

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 5

HLTH CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended December 31,
	2007	2006	2005

Revenue	$331,693	$908,927	$852,010
Costs and expenses:
Cost of operations	117,281	545,706	528,004
Sales and marketing	93,645	119,103	104,669
General and administrative	104,321	132,334	118,202
Depreciation and amortization	28,256	44,558	43,548
Interest income	42,035	32,339	21,527
Interest expense	18,593	18,794	16,321
Gain on 2006 EBS Sale	399	352,297	—
Other income (expense), net	3,406	(4,252)	(27,965)

Income from continuing operations before income tax (benefit) provision	15,437	428,816	34,828
Income tax (benefit) provision	(8,741)	50,389	(2,170)
Minority interest in WHC	10,667	405	775
Equity in earnings of EBS Master LLC	28,566	763	—

Income from continuing operations	42,077	378,785	36,223
(Loss) income from discontinued operations (net of taxes of ($5,206), $36,531 and $6,109 in 2007, 2006 and 2005)	(22,198)	393,132	32,588

Net income	$19,879	$771,917	$68,811

Basic income (loss) per common share:
Income from continuing operations	$0.24	$1.36	$0.11
(Loss) income from discontinued operations	(0.13)	1.41	0.09

Net income	$0.11	$2.77	$0.20

Diluted income (loss) per common share:
Income from continuing operations	$0.21	$1.20	$0.10
(Loss) income from discontinued operations	(0.12)	1.18	0.10

Net income	$0.09	$2.38	$0.20

Weighted-average shares outstanding used in computing income (loss) per common share:
Basic	179,330	279,234	341,747

Diluted	188,763	331,642	352,852

See accompanying notes.

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 6

HLTH CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands, except share data)

	Stockholders’ Equity
								Accumulated
			Additional	Deferred				Other	Total
	Common Stock		Paid-In	Stock	Treasury Stock		Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Capital	Compensation	Shares	Amount	Deficit	Income	Equity

Balances at January 1, 2005	394,041,320	$39	$11,776,911	$(7,819)	80,849,495	$(379,968)	$(10,182,244)	$7,957	$1,214,876
Net income	—	—	—	—	—	—	68,811	—	68,811
Net increase in unrealized gains on securities	—	—	—	—	—	—	—	2,976	2,976
Foreign currency translation adjustment	—	—	—	—	—	—	—	(3,326)	(3,326)

Comprehensive income	—	—	—	—	—	—	—	—	68,461
Issuance of common stock for option exercises, ESPP, 401(k) and other issuances	11,385,269	1	48,570	—	—	—	—	—	48,571
Gain on issuance of WHC Class A Common Stock	—	—	82,275	—	—	—	—	—	82,275
Conversion of 3 1/4% convertible subordinated notes	23,197,650	3	214,014	—	—	—	—	—	214,017
Accretion of convertible redeemable exchangeable preferred stock	—	—	—	—	—	—	(234)	—	(234)
Deferred stock compensation	—	—	2,241	(2,241)	—	—	—	—	—
Stock-based compensation expense	—	—	330	3,451	—	—	—	—	3,781
Purchase of treasury stock under repurchase program	—	—	—	—	2,541,000	(21,246)	—	—	(21,246)
Purchase of treasury stock in tender offer	—	—	—	—	66,905,919	(549,268)	—	—	(549,268)
Adjustment to deferred stock compensation for terminations	—	—	(2,910)	2,910	—	—	—	—	—

Balances at December 31, 2005	428,624,239	43	12,121,431	(3,699)	150,296,414	(950,482)	(10,113,667)	7,607	1,061,233
Net income	—	—	—	—	—	—	771,917	—	771,917
Net decrease in unrealized gains on securities	—	—	—	—	—	—	—	(1,108)	(1,108)
Foreign currency translation adjustment	—	—	—	—	—	—	—	3,611	3,611

Comprehensive income	—	—	—	—	—	—	—	—	774,420
Issuance of common stock for option exercises, ESPP and other issuances	20,976,508	2	151,237	—	—	—	—	—	151,239
Accretion of convertible redeemable exchangeable preferred stock	—	—	—	—	—	—	(235)	—	(235)
Reversal of deferred stock compensation — adoption of SFAS 123R	—	—	(3,699)	3,699	—	—	—	—	—
Stock-based compensation expense	—	—	26,720	—	—	—	—	—	26,720
Purchase of treasury stock under repurchase program	—	—	—	—	8,240,245	(83,167)	—	—	(83,167)
Purchase of treasury stock in tender offer	—	—	—	—	129,234,164	(1,552,120)	—	—	(1,552,120)
Gain on issuance of WHC Class A Common Stock	—	—	16,779	—	—	—	—	—	16,779
Minority interest impact of cash transferred to WHC	—	—	(22,342)	—	—	—	—	—	(22,342)

Balances at December 31, 2006	449,600,747	45	12,290,126	—	287,770,823	(2,585,769)	(9,341,985)	10,110	372,527
Net income	—	—	—	—	—	—	19,879	—	19,879
Net decrease in unrealized gains on securities	—	—	—	—	—	—	—	(249)	(249)
Foreign currency translation adjustment	—	—	—	—	—	—	—	3,318	3,318
HLTH’s share of EBSCo’s comprehensive loss	—	—	—	—	—	—	—	(7,326)	(7,326)

Comprehensive income	—	—	—	—	—	—	—	—	15,622
Cumulative effect to prior year related to the adoption of FIN 48	—	—	—	—	—	—	1,475	—	1,475
Issuance of stock for option exercises, ESPP and other issuances	8,202,614	1	96,893	—	(4,715,883)	22,840	—	—	119,734
Tax benefit realized from issuances of common stock and valuation reversal	—	—	7,171	—	—	—	—	—	7,171
Gain on issuance of WHC Class A Common Stock	—	—	14,492	—	—	—	—	—	14,492
Conversion and accretion of convertible redeemable exchangeable preferred stock	—	—	53,781	—	(10,638,297)	45,104	(117)	—	98,768
Stock-based compensation expense	—	—	18,699	—	—	—	—	—	18,699
Purchase of treasury stock under repurchase program	—	—	—	—	3,369,991	(47,123)	—	—	(47,123)
Minority interest impact of cash transferred to WHC	—	—	(1,588)	—	—	—	—	—	(1,588)

Balances at December 31, 2007	457,803,361	$46	$12,479,574	$—	275,786,634	$(2,564,948)	$(9,320,748)	$5,853	$599,777

See accompanying notes.

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 7

HLTH CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,
	2007	2006	2005

Cash flows from operating activities:
Net income	$19,879	$771,917	$68,811
Adjustments to reconcile net income to net cash provided by operating activities:
Loss (income) from discontinued operations, net of tax	22,198	(393,132)	(32,588)
Depreciation and amortization	28,256	44,558	43,548
Minority interest in WHC	10,667	405	775
Equity in earnings of EBS Master LLC	(28,566)	(763)	—
Amortization of debt issuance costs	2,916	2,906	2,541
Non-cash advertising	5,264	7,414	10,870
Non-cash stock-based compensation	32,652	42,145	4,713
Deferred income taxes	(10,136)	26,841	4,247
Gain on 2006 EBS Sale	(399)	(352,297)	—
Loss on investments	—	—	6,365
Loss on redemption of convertible debt	—	—	1,902
Changes in operating assets and liabilities:
Accounts receivable	3,840	(41,727)	(22,151)
Prepaid expenses and other, net	5,329	(12,092)	57
Accounts payable	(629)	(722)	(6,453)
Accrued expenses and other long-term liabilities	(43,689)	21,727	4,809
Deferred revenue	314	17,516	4,016

Net cash provided by continuing operations	47,896	134,696	91,462
Net cash provided by discontinued operations	27,497	64,324	69,824

Net cash provided by operating activities	75,393	199,020	161,286
Cash flows from investing activities:
Proceeds from maturities and sales of available-for-sale securities	670,326	928,284	1,063,606
Purchases of available-for-sale securities	(927,038)	(686,815)	(758,687)
Purchases of property and equipment	(19,053)	(49,420)	(47,241)
Cash paid in business combinations, net of cash acquired	—	(152,672)	(93,622)
Proceeds from the 2006 EBS Sale, net	2,898	1,199,872	—
Proceeds from advances to EBS Master LLC	18,792	(20,016)	—
Proceeds from the sale of discontinued operations	11,667	522,604	—

Net cash (used in) provided by continuing operations	(242,408)	1,741,837	164,056
Net cash used in discontinued operations	(4,741)	(3,296)	(15,124)

Net cash (used in) provided by investing activities	(247,149)	1,738,541	148,932

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 8

	Years Ended December 31,
	2007	2006	2005

Cash flows from financing activities:
Proceeds from issuance of HLTH and WHC common stock	133,054	156,078	48,571
Tax benefit on stock-based awards	6,601	—	—
Purchases of treasury stock under repurchase program	(47,123)	(83,167)	(21,246)
Purchases of treasury stock in tender offer	—	(1,552,120)	(549,268)
Payments of notes payable and other	(20)	(337)	(552)
Net proceeds from issuance of convertible debt	—	—	289,875
Issuance of WHC common stock in initial public offering	—	—	123,344
Redemption of convertible debt	—	—	(86,694)

Net cash provided by (used in) continuing operations	92,512	(1,479,546)	(195,970)
Net cash used in discontinued operations	(175)	(100)	(79)

Net cash provided by (used in) financing activities	92,337	(1,479,646)	(196,049)
Effect of exchange rates on cash	1,607	1,135	(678)

Net (decrease) increase in cash and cash equivalents	(77,812)	459,050	113,491
Changes in cash of discontinued operations	—	25	2,145
Cash and cash equivalents at beginning of period	614,691	155,616	39,980

Cash and cash equivalents at end of period	$536,879	$614,691	$155,616

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 9

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

1.	Summary of Significant Accounting Policies

Background

HLTH Corporation (“HLTH” or the “Company”) is a Delaware corporation that was incorporated in December 1995 and commenced operations in January 1996 as Healtheon Corporation. HLTH’s Common Stock began trading on the Nasdaq National Market under the symbol “HLTH” on February 11, 1999 and now trades on the Nasdaq Global Select Market. The Company changed its name to Healtheon/WebMD Corporation in November 1999 and to WebMD Corporation in September 2000. In October 2005, WebMD Corporation changed its name to Emdeon Corporation in connection with the initial public offering of equity securities of WebMD Health Corp. (“WHC”). In connection with the November 2006 sale of a 52% interest in the Company’s Emdeon Business Services segment, the Company transferred its rights to the name “Emdeon” and related intellectual property to Emdeon Business Services. Accordingly, in May 2007, the Company changed its name to HLTH Corporation.

Basis of Presentation

The accompanying consolidated financial statements include the consolidated accounts of HLTH Corporation and its subsidiaries and have been prepared in United States dollars, and in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated accounts include 100% of the assets and liabilities of the majority-owned WHC and the ownership interests of minority stockholders of WHC are recorded as minority interest in WHC in the accompanying consolidated balance sheets.

The accompanying consolidated financial statements and footnotes are for the same periods as the consolidated financial statements that were included in the Company’s Annual Report on Form 10-K filed on February 29, 2008 (the “2007 Form 10-K”), however, they reflect the reclassification of its ViPS and Porex segments to discontinued operations (as described in Note 2) and reflect the reclassification of segment information for WebMD into two WebMD segments (as described in Note 9). In connection with the Registration Statement on Form S-4 that WHC intends to file relating to the proposed merger of the Company and WHC, the reclassifications described above are required with respect to the previously issued financial statements included in the 2007 Form 10-K. While the accompanying consolidated financial statements reflect the reclassifications described above, they do not reflect any other events occurring after the filing of the 2007 Form 10-K on February 29, 2008. Other events occurring after that date have been disclosed in other public filings made by the Company including various Current Reports on Form 8-K and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008.

On September 14, 2006, the Company completed the sale of its Emdeon Practice Services (“EPS”) segment to Sage Software, Inc. (the “EPS Sale”). Accordingly, the historical results of EPS, including the gain related to the sale, have been reclassified as discontinued operations in the accompanying consolidated financial statements. See Note 2 for a further description of this transaction.

On November 16, 2006, the Company completed the sale of a 52% interest in its Emdeon Business Services segment, excluding the ViPS business unit (“EBS”) to an affiliate of General Atlantic LLC (the “2006 EBS Sale”). The Company’s remaining 48% ownership interest in EBS is being accounted for under the equity method since the transaction date. Additionally, in February 2008, the Company sold its remaining 48% ownership in EBS. See Notes 3 and 23 for further descriptions of these transactions.

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 10

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2007, the Company, through WHC, entered into an Asset Sale Agreement and completed the sale of certain assets and certain liabilities of its medical reference publications business, including the publications ACP Medicine and ACS Surgery: Principles and Practice (“ACS/ACP Business”), to Decker Intellectual Properties Inc. and BC Decker Inc. Accordingly, the historical financial information of the ACS/ACP Business, including the gain related to the sale, has been reclassified as discontinued operations in the accompanying consolidated financial statements. See Note 2 for a further description of this transaction.

Business

As a result of the Company’s intention to divest its ViPS and Porex segments, the Company’s only remaining operating segments are WebMD Online Services and WebMD Publishing and Other Services (the “WebMD Segments”). Additionally, until the 2006 EBS Sale, EBS also represented an operating segment. These segments and the Company’s Corporate segment are described as follows:

•	WebMD Online Services. WebMD provides health information services to consumers, physicians, healthcare professionals, employees and health plans through its public and private online portals. WebMD’s public portals for consumers enable them to obtain detailed information on a particular disease or condition, check symptoms, locate physicians, store individual healthcare information, receive periodic e-newsletters on topics of individual interest, enroll in interactive courses and participate in online communities with peers and experts. WebMD’s public portals for physicians and healthcare professionals make it easier for them to access clinical reference sources, stay abreast of the latest clinical information, learn about new treatment options, earn continuing medical education (“CME”) credit and communicate with peers. WebMD’s private portals enable employers and health plans to provide their employees and plan members with access to personalized health and benefit information and decision-support technology that helps them make more informed benefit, provider and treatment choices. WebMD provides related services for use by such employees and members, including lifestyle education and personalized telephonic health coaching as a result of the acquisition of Summex Corporation on June 13, 2006. WebMD also provides e-detailing promotion and physician recruitment services for use by pharmaceutical, medical device and healthcare companies as a result of the acquisition of Medsite, Inc. on September 11, 2006.

•	WebMD Publishing and Other Services. WebMD publishes The Little Blue Book, a physician directory; and, since 2005, WebMD the Magazine, a consumer magazine distributed to physician office waiting rooms. WebMD also conducted in-person CME through December 31, 2006, as a result of the acquisition of the assets of Conceptis Technologies, Inc. in December 2005. WebMD also published medical reference textbooks until it divested this business on December 31, 2007. See Note 2 for further details.

•	Corporate includes personnel costs and other expenses related to functions that are not directly managed by one of the Company’s segments or by the Porex and ViPS businesses included in discontinued operations. The personnel costs include executive personnel, legal, accounting, tax, internal audit, risk management, human resources and certain information technology functions. Other corporate costs and expenses include professional fees including legal and audit services, insurance, costs of leased property and facilities, telecommunication costs and software maintenance expenses. Corporate expenses are net of $3,340, $3,190 and $5,117 for the years ended December 31, 2007, 2006 and 2005, respectively, which are costs allocated to WebMD for services provided by the Corporate segment. In connection with the 2006 EBS Sale and EPS Sale, the Company entered into transition services agreements whereby the Company provided Sage Software and EBSCo certain administrative services, including payroll, accounting, purchasing and procurement, tax, and human resource services, as well as information technology support. Additionally, EBSCo provided certain administrative

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 11

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

services to the Company. See Note 2 and Note 3. These services were provided through the Corporate segment, and the related transition services fees that the Company charged to EBSCo and Sage Software, net of the fee the Company paid to EBSCo, were also included in the Corporate segment, which approximates the cost of providing these services.

•	Emdeon Business Services provides solutions that automate key business and administrative functions for healthcare payers and providers, including electronic patient eligibility and benefit verification; electronic and paper claims processing; electronic and paper paid-claims communication services; and patient billing, payment and communications services. In addition, EBS provides clinical communications services that improve the delivery of healthcare by enabling physicians to manage laboratory orders and results, hospital reports and electronic prescriptions. As a result of the 2006 EBS Sale, beginning November 17, 2006, the results of EBS are no longer included in the segment results. See Note 3.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The results of operations for companies acquired or disposed of are included in the consolidated financial statements from the effective date of acquisition or up to the date of disposal. The Company has made certain reclassifications to the consolidated financial statements to provide comparative financial information for segments reflected as discontinued operations. All material intercompany balances and transactions have been eliminated in consolidation.

Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience, current business factors, and various other assumptions that the Company believes are necessary to consider in order to form a basis for making judgments about the carrying values of assets and liabilities, the recorded amounts of revenue and expenses, and the disclosure of contingent assets and liabilities. The Company is subject to uncertainties such as the impact of future events, economic, environmental and political factors, and changes in the Company’s business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company’s financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the consolidated financial statements. Significant estimates and assumptions by management affect: the allowance for doubtful accounts, the carrying value of prepaid advertising, the carrying value of long-lived assets (including goodwill and intangible assets), the amortization period of long-lived assets (excluding goodwill), the carrying value, capitalization and amortization of software and Web site development costs, the carrying value of short-term and long-term investments, the provision for income taxes and related deferred tax accounts, certain accrued expenses, revenue recognition, contingencies, litigation and related legal accruals and the value attributed to employee stock options and other stock-based awards.

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 12

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Seasonality

The timing of the Company’s revenue is affected by seasonal factors. WebMD’s advertising and sponsorship revenue is seasonal, primarily as a result of the annual budget approval process of the advertising and sponsorship clients of the public portals. This portion of revenue is usually the lowest in the first quarter of each calendar year, and increases during each consecutive quarter throughout the year. WebMD’s private portal licensing revenue is historically highest in the second half of the year as new customers are typically added during this period in conjunction with their annual open enrollment periods for employee benefits. Additionally, the annual distribution cycle for certain publishing products results in a significant portion of WebMD’s publishing revenue being recognized in the second and third quarter of each calendar year.

Minority Interest

Minority interest represents the minority stockholders’ proportionate share of equity and net income of WHC. Additionally, minority interest includes the non-cash stock-based compensation expense related to stock options and other stock awards based on WHC Class A Common Stock that have been expensed since the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123, “(Revised 2004): Share-Based Payment” on January 1, 2006, and to a much lesser extent, the expense associated with these awards that were expensed in connection with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) prior to January 1, 2006. Additionally, as of December 31, 2006, minority interest includes the value of committed, but unissued WHC equity, in connection with the December 2006 Subimo acquisition. The minority stockholders’ proportionate share of the equity in WHC of $131,353 and $101,860, as of December 31, 2007 and 2006, respectively, is reflected as minority interest in WHC in the accompanying consolidated balance sheets. The minority stockholders’ proportionate share of net income for the years ended December 31, 2007, 2006 and 2005 was $10,667, $405 and $775, respectively, and is reflected as minority interest in WHC in the accompanying consolidated statements of operations.

Sale of Stock by a Subsidiary

The Company accounts for the sale of stock by a subsidiary of the Company in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 51, “Accounting for Sales of Stock by a Subsidiary” (“SAB 51”), which requires that the difference between the carrying amount of the parent’s investment in a subsidiary and the underlying net book value of the subsidiary after the issuance of stock by the subsidiary be reflected as either a gain or loss in the statement of operations or reflected as an equity transaction. The Company has elected to record gains or losses resulting from the sale of a subsidiary’s stock as equity transactions. The Company does not record any deferred taxes related to the SAB 51 gains associated with WHC, as it has under current federal tax rules and regulations, the ability to recover its investment in WHC on a tax free basis. On February 20, 2008, the Company and WHC entered into a Merger Agreement, pursuant to which the Company will merge into WHC. For federal income tax purposes, the merger is intended to qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended.

Cash and Cash Equivalents

All highly liquid investments with an original maturity from the date of purchase of three months or less are considered to be cash equivalents. These investments are stated at cost, which approximates market. The Company’s cash and cash equivalents are generally invested in various money market accounts.

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 13

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Marketable Securities

The Company classifies its investments in marketable securities as either available-for-sale or held-to-maturity at the time of purchase and re-evaluates such classifications at each balance sheet date. The Company does not invest in trading securities. Debt securities in which the Company has the positive intent and ability to hold the securities to maturity are classified as held-to-maturity; otherwise they are classified as available-for-sale. Investments in marketable equity securities are also classified as available-for-sale.

Held-to-maturity securities are carried at amortized cost and available-for-sale securities are carried at fair value as of each balance sheet date. Unrealized gains and losses associated with available-for-sale securities are recorded as a component of accumulated other comprehensive income within stockholders’ equity. Realized gains and losses and declines in value determined to be other-than-temporary are recorded in the consolidated statements of operations. A decline in value of a debt security is deemed to be other-than-temporary if the Company does not have the intent and ability to retain the investment until any anticipated recovery in market value. The cost of securities is based on the specific identification method.

Equity Investment in EBS Master LLC

The Company accounts for its investment in EBS Master LLC in accordance with APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”), which stipulates that the equity method should be used to account for investments whereby an investor has “the ability to exercise significant influence over operating and financial policies of an investee,” but does not exercise control. APB 18 generally considers an investor to have the ability to exercise significant influence when it owns 20% or more of the voting stock of an investee.

The Company assesses the recoverability of the carrying value of its investments whenever events or changes in circumstances indicate a loss in value that is other than a temporary decline. A decline in value is deemed to be other-than-temporary, but not limited to, if the Company does not have the intent and ability to retain the investment until any anticipated recovery in carrying amount of the investment, inability of the investment to sustain an earnings capacity which would justify the carrying amount or the current fair value of the investment is less than its carrying amount.

Allowance for Doubtful Accounts

The allowance for doubtful accounts receivable reflects the Company’s best estimate of losses inherent in the Company’s receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence.

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 14

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Long-Lived Assets

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The useful lives are generally as follows:

Computer equipment	3 to 5 years
Office equipment, furniture, fixtures and other	3 to 7 years
Software	3 to 5 years
Web site development costs	3 years
Leasehold improvements	Shorter of useful life or lease term

Expenditures for maintenance, repair and renewals of minor items are charged to expense as incurred. Major betterments are capitalized.

Goodwill and Intangible Assets

Goodwill and intangible assets result from acquisitions accounted for under the purchase method. Goodwill is subject to impairment review by applying a fair value based test. Intangible assets with definite lives are amortized on a straight-line basis over the individually estimated useful lives of the related assets as follows:

Content	2 to 5 years
Customer relationships	2 to 12 years
Acquired technology and patents	3 years
Trade names	3 to 10 years

Recoverability

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), the Company reviews the carrying value of goodwill annually and whenever indicators of impairment are present. The Company measures impairment losses by comparing the carrying value of its reporting units to the fair value of its reporting units determined using an income approach valuation. The Company’s reporting units are determined in accordance with SFAS 142, which defines a reporting unit as an operating segment or one level below an operating segment.

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), long-lived assets used in operations are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. Long-lived assets held for sale are reported at the lower of cost or fair value less costs to sell.

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 15

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Software Development Costs

Internal Use Software

The Company accounts for internal use software development costs in accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). Software development costs that are incurred in the preliminary project stage are expensed as incurred. Once certain criteria of SOP 98-1 have been met, internal and external direct costs incurred in developing or obtaining computer software are capitalized in the accompanying consolidated balance sheets as property and equipment. Training and data conversion costs are expensed as incurred. Capitalized software costs are depreciated over a three-year period. The Company capitalized $5,423 and $18,391 during the years ended December 31, 2007 and 2006, respectively. Depreciation expense related to internal use software was $3,492, $7,307 and $7,122 for the years ended December 31, 2007, 2006 and 2005, respectively.

Web Site Development Costs

In accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-2, “Accounting for Web Site Development Costs,” costs related to the planning and post implementation phases of the Company’s Web site development efforts, as well as minor enhancements and maintenance, are expensed as incurred. Direct costs incurred in the development phase are capitalized. The Company capitalized $7,980 and $12,187 during the years ended December 31, 2007 and 2006, respectively. These capitalized costs are included in property and equipment in the accompanying consolidated balance sheets and are depreciated over a three-year period. Depreciation expense related to Web site development costs was $4,501 and $446 during the years ended December 31, 2007 and 2006, respectively. There was no depreciation expense related to Web site development costs during the year ended December 31, 2005.

Restricted Cash

The Company’s restricted cash primarily relates to collateral for letters of credit obtained to support the Company’s operations. As of December 31, 2007 and 2006, the total restricted cash was $15,093 and $16,260, respectively, and is included in other assets in the accompanying consolidated balance sheets.

Deferred Charges

Other assets includes costs associated with the issuance of the convertible notes that are amortized to interest expense in the accompanying consolidated statements of operations, using the effective interest method over the period from issuance through the earliest date on which holders can demand redemption. The Company capitalized $10,731 of issuance costs in connection with the issuance of the $300,00031/8% Convertible Notes due 2025 and $10,354 of issuance costs in connection with the issuance of the $350,000 1.75% Convertible Subordinated Notes due 2023. As of December 31, 2007 and 2006, the total unamortized issuance costs for all outstanding convertible notes were $11,192 and $14,108, respectively.

Leases

The Company recognizes rent expense on a straight-line basis, including predetermined fixed escalations, over the initial lease term including reasonably assured renewal periods, net of lease incentives, from the time that the Company controls the leased property. Leasehold improvements made at the inception of the lease are amortized over the shorter of the useful life of the asset or the lease term. Lease incentives are recorded as a

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ANNEX B-1 – PAGE 16

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

deferred credit and recognized as a reduction to rent expense on a straight-line basis over the lease term as described above.

Revenue

Recognition

Revenue is derived from the Company’s WebMD Segments and was derived from the Company’s EBS segment until the date of its sale on November 16, 2006.

•	WebMD Online Services. The Company generates revenue from its public portals through the sale of advertising and sponsorship products. The Company generates revenue from private portals through the licensing of its content and technology to employers, payers and others. The Company also distributes its online content and services to other entities and generates revenue from these arrangements from the sale of advertising and sponsorship products and from content syndication fees.

•	WebMD Publishing and Other Services. The Company generates revenue from sales of The Little Blue Book physician directory and from sales of advertisements in those directories and WebMD the Magazine. As a result of the acquisition of the assets of Conceptis Technologies, Inc. in December 2005, the Company also generated revenue from in-person CME programs in 2006. As of December 31, 2006, these services were no longer offered by the Company.

Through the WebMD Segments, the Company generates revenue from advertising which is recognized as advertisements are delivered or as publications are distributed. Revenue from sponsorship arrangements, content syndication and distribution arrangements and licenses of healthcare management tools and private portals as well as related health coaching services are recognized ratably over the term of the applicable agreement. Revenue from the sponsorship of CME is recognized over the period the Company substantially completes its contractual deliverables as determined by the applicable agreements. When contractual arrangements contain multiple elements, revenue is allocated to each element based on its relative fair value determined using prices charged when elements are sold separately. In certain instances where fair value does not exist for all the elements, the amount of revenue allocated to the delivered elements equals the total consideration less the fair value of the undelivered elements. In instances where fair value does not exist for the undelivered elements, revenue is recognized when the last element is delivered.

Through the date of the 2006 EBS Sale on November 16, 2006, the Company generated revenue by selling transaction services to healthcare payers and providers, generally on either a per transaction basis or, in the case of some providers, on a monthly fixed fee basis. The Company also generated revenue through EBS by selling its document conversion, patient statement and paid-claims communication services, typically on a per document, per statement or per communication basis. Revenue for transaction services, patient statement and paid-claims communication services was recognized as the services were provided. EBS generally charged a one-time implementation fee to healthcare payers and providers at the inception of a contract, in connection with their related setup to submit and receive medical claims and other related transactions through EBS’s clearinghouse network. The implementation fees were deferred and amortized to revenue on a straight-line basis over the contract period of the related transaction processing services, which generally vary from one to three years.

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ANNEX B-1 – PAGE 17

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash receipts or billings in advance of revenue recognition are recorded as deferred revenue in the accompanying consolidated balance sheets. The deferred revenue is reversed at the time revenue is recognized.

Sales, Use and Value Added Tax

The Company excludes sales, use and value added tax from revenue in the accompanying consolidated statements of operations.

Advertising Costs

Advertising costs are generally expensed as incurred and included in sales, marketing, general and administrative expense in the accompanying consolidated statements of operations. Advertising expense totaled $15,714, $18,825 and $18,862 in 2007, 2006 and 2005, respectively. Included in advertising expense were non-cash advertising costs of $5,264, $7,414 and $10,534 in 2007, 2006 and 2005, respectively. These non-cash advertising costs resulted from the issuance of the Company’s equity securities in connection with past advertising agreements with certain service providers. The values of the equity securities issued were capitalized and are being amortized as the advertisements are broadcast or over the term of the underlying agreement. As of December 31, 2007 and 2006, the current portion of unamortized prepaid advertising costs was $2,329 and $2,656, respectively, and is included in prepaid expenses and other current assets. As of December 31, 2007 and 2006, the long-term portion of unamortized prepaid advertising costs was $4,521 and $9,459, respectively, and is included in other assets.

Foreign Currency

The financial statements and transactions of the Company’s foreign facilities are generally maintained in their local currency. In accordance with SFAS No. 52, “Foreign Currency Translation,” the translation of foreign currencies into United States dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using average exchange rates during the year. The gains or losses resulting from translation are included as a component of accumulated other comprehensive income within stockholders’ equity. Foreign currency transaction gains and losses are included in net income and were not material in any of the periods presented. The Company’s foreign operations, which are part of the Company’s Porex segment, are included in discontinued operations.

Concentration of Credit Risk

None of the Company’s customers individually accounted for more than 10% of the Company’s revenue in 2007, 2006 or 2005 or more than 10% of the Company’s accounts receivable as of December 31, 2007, 2006 or 2005, The Company’s revenue is principally generated in the United States. An adverse change in economic conditions in the United States could negatively affect the Company’s revenue and results of operations. Due to the acquisition of Conceptis Technologies, Inc., the Company recorded revenue from foreign customers of $3,660, $3,475 and $405 during the years ended December 31, 2007, 2006 and 2005, respectively.

Income Taxes

Income taxes are accounted for using the liability method in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). Under this method, deferred income taxes are recognized for

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HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the future tax consequence of differences between the tax and financial reporting basis of assets and liabilities at each reporting period. A valuation allowance is established to reduce deferred tax assets to the amount expected to be realized. Tax contingencies are recorded to address potential exposure involving tax positions the Company has taken that could be challenged by tax authorities. These potential exposures result from applications of various statutes, rules, regulations and interpretations. The Company’s estimates of tax contingencies contain assumptions and judgments about potential actions by taxing jurisdictions.

On January 1, 2007, the Company adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. Consistent with its historical financial reporting, the Company has elected to reflect interest and penalties related to uncertain tax positions as part of the income tax provision in the accompanying consolidated statements of operations. Upon adoption, the Company reduced its existing reserves for uncertain income tax positions by $1,475, primarily related to a reduction in state income tax matters. This reduction was recorded as a cumulative effect adjustment to accumulated deficit in the accompanying consolidated balance sheet. In addition, the Company reduced $5,213 of a deferred tax asset and its associated valuation allowance upon adoption of FIN 48.

Accounting for Stock-Based Compensation

On January 1, 2006, the Company adopted SFAS No. 123, “(Revised 2004): Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and supersedes APB 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense over the service period (generally the vesting period) in the consolidated financial statements based on their fair values. The Company elected to use the modified prospective transition method and as a result, prior period results were not restated. Under the modified prospective transition method, awards that were granted or modified on or after January 1, 2006 are measured and accounted for in accordance with SFAS 123R. Unvested stock options and restricted stock awards that were granted prior to January 1, 2006 will continue to be accounted for in accordance with SFAS 123, using the same grant date fair value and same expense attribution method used under SFAS 123, except that all awards are recognized in the results of operations over the remaining vesting periods. The impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount recognized for all stock-based compensation beginning January 1, 2006.

Prior to January 1, 2006, the Company accounted for stock-based employee compensation using the intrinsic value method under the recognition and measurement principles of APB 25, and related interpretations. In accordance with APB 25, the Company did not recognize stock-based compensation cost with respect to stock options granted with an exercise price equal to the market value of the underlying common stock on the date of grant. As a result, the recognition of stock-based compensation expense was generally limited to the expense related to restricted stock awards and stock option modifications, as well as the amortization of deferred compensation related to certain acquisitions in 2000. Additionally, all restricted stock awards and stock options granted prior to January 1, 2006 had graded vesting, and the Company valued these awards and recognized actual and pro-forma expense, with respect to restricted stock awards and stock options, as if each vesting portion of the award was a separate award. This resulted in an accelerated attribution of compensation expense over the vesting period. As permitted under SFAS 123R, the Company

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HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

began using a straight-line attribution method beginning January 1, 2006 for all stock options and restricted stock awards granted on or after January 1, 2006, but will continue to apply the accelerated attribution method for the remaining unvested portion of any awards granted prior to January 1, 2006.

Net Income Per Common Share

Basic income (loss) per common share and diluted income (loss) per common share are presented in conformity with SFAS No. 128, “Earnings Per Share” (“SFAS 128”). In accordance with SFAS 128, basic income (loss) per common share has been computed using the weighted-average number of shares of common stock outstanding during the period, increased to give effect to the participating rights of the convertible redeemable exchangeable preferred stock. Diluted income per common share has been computed using the weighted-average number of shares of common stock outstanding during the period, increased to give effect to potentially dilutive securities and assumes that any dilutive convertible notes were converted, only in the periods in which such effect is dilutive. Additionally, for purposes of calculating diluted income (loss) per common share of the Company, the numerator has been adjusted to consider the effect of potentially dilutive securities of WHC, which can dilute the portion of WHC’s net income otherwise retained by the Company. The following table presents the calculation of basic and diluted income (loss) per common share (shares in thousands):

	Years Ended December 31,
	2007	2006	2005

Numerator:
Income from continuing operations	$42,077	$378,785	$36,223
Convertible redeemable exchangeable preferred stock fee	174	350	350

Income from continuing operations — Basic	42,251	379,135	36,573
Interest expense on convertible notes	—	18,406	—
Effect of WHC dilutive securities	(2,053)	(189)	(125)

Income from continuing operations — Diluted	$40,198	$397,352	$36,448

(Loss) income from discontinued operations, net of tax — Basic	$(22,198)	$393,132	$32,588
Effect of WHC dilutive securities	(108)	4	1

(Loss) income from discontinued operations, net of tax — Diluted	$(22,306)	$393,136	$32,589

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ANNEX B-1 – PAGE 20

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended December 31,
	2007	2006	2005

Denominator:
Common stock	174,052	268,596	331,109
Convertible redeemable exchangeable preferred stock	5,278	10,638	10,638

Weighted-average shares — Basic	179,330	279,234	341,747
Employee stock options, restricted stock and warrants	9,433	10,392	11,105
Convertible notes	—	42,016	—

Adjusted weighted-average shares — Diluted	188,763	331,642	352,852

Basic income (loss) per common share:
Income from continuing operations	$0.24	$1.36	$0.11
(Loss) income from discontinued operations	(0.13)	1.41	0.09

Net income	$0.11	$2.77	$0.20

Diluted income (loss) per common share:
Income from continuing operations	$0.21	$1.20	$0.10
(Loss) income from discontinued operations	(0.12)	1.18	0.10

Net income	$0.09	$2.38	$0.20

The Company has excluded convertible subordinated notes and convertible notes, as well as certain outstanding warrants and stock options, from the calculation of diluted income (loss) per common share during the periods in which such securities were anti-dilutive. The following table presents the total number of shares that could potentially dilute income (loss) per common share in the future that were not included in the computation of diluted income (loss) per common share during the periods presented (shares in thousands):

	Years Ended December 31,
	2007	2006	2005

Options and warrants	19,762	50,505	60,007
Convertible notes	42,016	—	42,016

	61,778	50,505	102,023

Discontinued Operations

The Company accounts for discontinued operations in accordance with SFAS 144. Under SFAS 144, the operating results of a business unit are reported as discontinued if its operations and cash flows can be clearly distinguished from the rest of the business, the operations have been sold or will be sold within a year, there will be no continuing involvement in the operation after the disposal date and certain other criteria are met. Significant judgments are involved in determining whether a business component meets the criteria for discontinued operation reporting and the period in which these criteria are met.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS 141R”), a replacement of FASB Statement No. 141. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and applies to all business combinations. SFAS 141R provides that, upon

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HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

initially obtaining control, an acquirer shall recognize 100 percent of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100 percent of its target. As a consequence, the current step acquisition model will be eliminated. Additionally, SFAS 141R changes current practice, in part, as follows: (1) contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration; (2) transaction costs will be expensed as incurred, rather than capitalized as part of the purchase price; (3) pre-acquisition contingencies, such as legal issues, will generally have to be accounted for in purchase accounting at fair value; and (4) in order to accrue for a restructuring plan in purchase accounting, the requirements in FASB Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” would have to be met at the acquisition date. While there is no expected impact to the Company’s consolidated financial statements on the accounting for acquisitions completed prior to December 31, 2008, the adoption of SFAS 141R on January 1, 2009 could materially change the accounting for business combinations consummated subsequent to that date.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51,” (“SFAS 160”). SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the results of operations. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and is to be applied prospectively as of the beginning of the fiscal year in which the statement is applied. Early adoption is not permitted. The Company is currently evaluating the impact that SFAS 160 will have on its operations, financial position and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS 115” (“SFAS 159”), which permits but does not require us to measure financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. As the Company does not expect to elect to fair value any of our financial instruments under the provisions of SFAS 159, the adoption of this statement is not expected to have any impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. SFAS 157 also expands financial statement disclosures about fair value measurements. On February 6, 2008, the FASB issued FASB Staff Position 157-b (“FSP 157-b”) which delays the effective date of SFAS 157 for one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 and FSP 157-b are effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has elected a partial deferral of SFAS 157 under the provisions of FSP 157-b related to the measurement of fair value used when evaluating goodwill, other intangible assets and other long-lived assets for impairment and valuing asset

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ANNEX B-1 – PAGE 22

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

retirement obligations and liabilities for exit or disposal activities. The impact of partially adopting SFAS 157 effective January 1, 2008 is not expected to be material to the Company’s consolidated financial statements.

Reclassifications

Certain reclassifications have been made to the prior period financial statements to conform to the current year presentation.

2.	Discontinued Operations

ViPS and Porex

In November 2007, the Company announced its intention to propose a transaction that would allow HLTH’s stockholders to participate more directly in the ownership of WHC stock. Also at that time, the Company announced its intention to explore potential sales transactions for its ViPS and Porex businesses, as the cash proceeds from the potential sales of ViPS and Porex would partially fund the cash necessary to consummate the potential transaction with WHC.

In February 2008, the Company announced the WHC Merger (as defined in Note 23) and its intention to divest the ViPS and Porex segments. These divestitures are not dependent on the WHC Merger and do not require shareholder approval. The Company expects the disposal of these entities will be completed within one year. As a result of the Company’s intention to divest the ViPS and Porex segments, the financial information of these businesses has been reclassified to discontinued operations in the accompanying consolidated financial statements.

ViPS

Summarized operating results for ViPS for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Years Ended December 31,
	2007	2006	2005

Revenue	$103,083	$98,874	$90,313

Earnings before taxes	$6,601	$6,752	$4,800

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ANNEX B-1 – PAGE 23

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The major classes of assets and liabilities of ViPS as of December 31, 2007 and 2006 are as follows:

	December 31,
	2007	2006

Assets of discontinued operations:
Accounts receivable, net	$17,240	$19,378
Property and equipment, net	4,020	4,182
Goodwill	71,253	71,253
Intangible assets, net	47,815	58,498
Deferred tax assets	804	1,075
Other assets	2,833	3,154

Total	$143,965	$157,540

Liabilities of discontinued operations:
Accounts payable	$1,599	$1,595
Accrued expenses and other	4,370	5,213
Deferred revenue	10,982	9,757
Deferred tax liability	16,924	21,525

Total	$33,875	$38,090

Porex

Summarized operating results for Porex for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Years Ended December 31,
	2007	2006	2005

Revenue	$92,581	$85,702	$79,124

Earnings before taxes	$20,790	$16,862	$16,827

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ANNEX B-1 – PAGE 24

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The major classes of assets and liabilities of Porex as of December 31, 2007 and 2006 are as follows:

	December 31,
	2007	2006

Assets of discontinued operations:
Accounts receivable, net	$12,922	$12,658
Inventory	11,772	9,966
Property and equipment, net	21,176	21,782
Goodwill	43,283	42,932
Intangible assets, net	24,872	25,707
Deferred tax assets	1,420	1,204
Other assets	3,554	2,395

Total	$118,999	$116,644

Liabilities of discontinued operations:
Accounts payable	$1,533	$1,624
Accrued expenses	7,684	6,243
Deferred tax liability	24,375	7,296
Other long-term liabilities	101	200

Total	$33,693	$15,363

ACS/ACP Business

As of December 31, 2007, the Company, through WHC, entered into an Asset Sale Agreement and completed the sale of certain assets and certain liabilities of its medical reference publications business, including the publications ACP Medicine and ACS Surgery: Principles and Practice, to Decker Intellectual Properties Inc. and BC Decker Inc. ACP Medicine and ACS Surgery are official publications of the American College of Physicians and the American College of Surgeons, respectively. As a result of the sale, the historical financial information of the ACS/ACP Business has been reclassified as discontinued operations in the accompanying consolidated financial statements. The Company will receive net cash proceeds of $2,809, consisting of $1,328 received in January 2008 and $1,481 which will be received by June 30, 2008. The Company incurred approximately $800 of professional fees and other expenses associated with the sale of the ACS/ACP Business. In connection with the sale, the Company recognized a pre-tax gain of $3,394, which is included in income from discontinued operations in the accompanying consolidated statement of operations for the year ended December 31, 2007. Summarized operating results for the ACS/ACP Business and the gain recognized on the sale are as follows:

	Years Ended December 31,
	2007	2006	2005

Revenue	$4,219	$5,105	$5,028

(Loss) earnings before taxes	$(129)	$385	$161

Gain on disposal before taxes	$3,394	$—	$—

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ANNEX B-1 – PAGE 25

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The assets and liabilities of the ACS/ACP Business are reflected as discontinued operations as of December 31, 2006 and were comprised of the following:

Assets of discontinued operations:
Other assets	$48

Total	$48

Liabilities of discontinued operations:
Deferred revenue	$1,645

Total	$1,645

EPS

In February 2006, the Company announced that, in connection with inquiries received from several third parties expressing an interest in acquiring EPS and EBS, the Company’s Board of Directors authorized commencing a process to evaluate strategic alternatives relating to EPS and EBS. For information regarding the sale transaction involving EBS, see Note 3.

On August 8, 2006, the Company entered into a Stock Purchase Agreement for the sale of EPS to Sage Software, Inc. (“Sage Software”), an indirect wholly owned subsidiary of The Sage Group plc. On September 14, 2006, the Company completed the sale of Emdeon Practice Services, Inc., which together with its subsidiaries comprised EPS (the “EPS Sale”). Accordingly, the historical financial information of EPS has been reclassified as discontinued operations in the accompanying consolidated financial statements. The Company and Sage Software made an IRC Section 338(h)(10) election and treated the EPS Sale as a sale of assets for tax purposes. The Company received cash proceeds of $532,991, net of professional fees and other expenses associated with the EPS Sale. These cash proceeds include the receipt of $11,667 that was released from escrow in September 2007, but does not include $23,333 being held in escrow as security for the Company’s indemnification obligations under the Stock Purchase Agreement. The amount in escrow is scheduled to be released in March 2008, subject to pending and paid claims, if any, and is included in other current assets in the accompanying consolidated balance sheet as of December 31, 2007. In connection with the EPS Sale, the Company recognized a gain of $353,158, which is included in income from discontinued operations, net of tax of $33,037, in the accompanying consolidated statements of operations during the year ended December 31, 2006.

In connection with the EPS Sale, the Company entered into a transition services agreement with EPS whereby it provided EPS with certain administrative services, including payroll, accounting, purchasing and procurement, tax and human resource services, as well as IT support. The transition services agreement terminated on December 31, 2007 and the fee charged to EPS for the year ended December 31, 2007 and the period from September 15, 2006 to December 31, 2006 was $3,894 and $2,099, respectively. The fee is included in the Company’s Corporate segment, and within other expense, net in the accompanying consolidated statement of operations for the years ended December 31, 2007 and 2006.

In connection with the EPS Sale, EPS agreed to continue its strategic relationship with WebMD and to integrate WebMD’s personal health record with the clinical products, including the electronic medical record, of EPS to allow import of data from one to the other, subject to applicable law and privacy and security requirements.

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ANNEX B-1 – PAGE 26

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company has certain indemnity obligations to advance amounts for reasonable defense costs for initially ten and now nine former officers and directors of EPS, who were indicted in connection with the previously disclosed investigation by the United States Attorney for the District of South Carolina (the “Investigation”), which is more fully described in Note 12, “Commitments and Contingencies.” In connection with the sale of EPS, the Company agreed to indemnify Sage Software relating to these indemnity obligations. During the quarter ended June 30, 2007, based on information it had recently received at that time, the Company determined a reasonable estimate of the range of probable costs with respect to its indemnification obligation and accordingly, recorded a pre-tax charge of $57,774, which represented the Company’s estimate of the low end of the probable range of costs related to this matter. The Company had reserved the low end of the probable range of costs because no estimate within the range was a better estimate than any other amount. That estimate included assumptions as to the duration of the trial and pre-trial periods, and the defense costs to be incurred during these periods. During the quarter ended December 31, 2007, the Company updated the estimate of the range of its indemnification obligation, and as a result, recorded an additional pre-tax charge of $15,573, which reflects the increase in the low end of the probable range of costs related to this matter. As of December 31, 2007, the probable range of future costs with respect to this matter is approximately $46,600 to $70,500. The increase in this estimate is primarily due to a delay in the expected trial date and an increase in the estimated costs during the pre-trial period. The ultimate outcome of this matter is still uncertain, and accordingly, the amount of cost the Company may ultimately incur could be substantially more than the reserve the Company has currently provided. If the recorded reserves are insufficient to cover the ultimate cost of this matter, the Company will need to record additional charges to its consolidated statement of operations in future periods. The remaining accrual related to this obligation is $55,563 and is reflected as liabilities of discontinued operations in the accompanying consolidated balance sheet as of December 31, 2007.

Also included in loss from discontinued operations for the year ended December 31, 2007 is stock-based compensation expense from the Company’s equity held by EPS employees, offset by a reduction of certain sales and use tax contingencies, which were indemnified by the Company for Sage Software, resulting from the expiration of statutes.

Summarized operating results for the discontinued operations of EPS through September 14, 2006, the indemnification obligation and the gain recorded on disposal were as follows:

	Years Ended December 31,
	2007	2006	2005

Revenue	$—	$212,329	$304,175

(Loss) earnings before taxes (a)	$(58,722)	$19,469	$16,909

Gain on disposal before taxes	$662	$386,195	$—

(a)	In 2007, the amount includes (i) the aggregate charge of $73,347 related to the indemnification obligation and (ii) the benefit of $14,625 related to insurance settlements (see Note 12).

3.	Emdeon Business Services

Sale of Interest in Emdeon Business Services

On November 16, 2006, the Company completed the sale of a 52% interest in EBS to an affiliate of General Atlantic LLC (“GA”). The 2006 EBS Sale was structured so that the Company and GA each own interests in a limited liability company, EBS Master LLC (“EBSCo”), which owns the entities comprising EBS through a wholly owned limited liability company, Emdeon Business Services LLC. The Company

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ANNEX B-1 – PAGE 27

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

received gross cash proceeds of approximately $1,209,000 at closing, and received $11,099 subsequent to December 31, 2006 in connection with the working capital adjustment. Additionally, the Company advanced cash of $10,000 to EBSCo at closing, to support general working capital needs, and paid $10,016 of expenses on EBSCo’s behalf through December 31, 2006. These amounts are included in due from EBS Master LLC in the accompanying consolidated balance sheet as of December 31, 2006 and were repaid in full subsequent to December 31, 2006. The acquisition was financed with approximately $925,000 in bank debt and an investment of approximately $320,000 by GA. The bank debt is an obligation of Emdeon Business Services LLC and is guaranteed by EBSCo, but is not an obligation of or guaranteed by the Company. In connection with the 2006 EBS Sale, the Company recognized a gain of $352,297, which considers approximately $16,103 of professional fees and other expenses associated with the 2006 EBS Sale. During the three months ended March 31, 2007, the Company recognized a gain of $399 which relates to the finalization of the working capital adjustment.

In connection with the 2006 EBS Sale, the Company entered into a transition services agreement whereby it provided EBSCo with certain administrative services, including payroll, accounting, tax, treasury, contract and litigation support, real estate vendor management and human resource services, as well as IT support. Additionally, EBSCo provided certain administrative services to the Company, including telecommunication infrastructure and management services, data center support, purchasing and procurement and certain other services. Some of the services provided by EBSCo to HLTH were, in turn, used to fulfill HLTH’s obligation to provide transition services to EPS. The transition services agreement terminated on December 31, 2007 and the fee charged to EBSCo of $3,009 and $610 for the year ended December 31, 2007 and the period from November 17, 2006 to December 31, 2006; net of the amount charged to the Company of $1,070 and $185, respectively, is included in the Company’s Corporate segment, and within other income (expense), net in the accompanying statements of operations for the year ended December 31, 2007 and 2006.

In connection with the 2006 EBS Sale, EBSCo agreed to continue its strategic relationship with WebMD and to market WebMD’s online decision-support platform and tools that support consumer directed health plans and health savings accounts to its payer customers for integration into their consumer directed health plan offerings. In addition, EBSCo agreed to license certain de-identified data to HLTH and its subsidiaries, including WebMD, for use in the development and commercialization of certain applications that use clinical information, including consumer decision-support applications.

Equity Investment in EBSCo

The Company’s 48% ownership interest in EBSCo is reflected as an investment in the Company’s consolidated financial statements, accounted for under the equity method. The 48% equity interest is $25,261 at December 31, 2007, which results in a difference of $119,987 in the carrying value and the underlying equity in the investment. This difference is principally due to the excess of the fair value of EBSCo’s net assets as adjusted for in purchase accounting, over the carryover basis of the Company’s investment in EBSCo. The Company’s share of EBSCo’s net earnings after the date of sale is reported as equity in earnings of EBS Master LLC in our accompanying consolidated statements of operations. On February 8, 2008, the Company entered into a Securities Purchase Agreement and simultaneously completed the sale of its 48% minority ownership interest in EBSCo for $575,000 in cash to an affiliate of GA and affiliates of Hellman & Friedman, LLC. See Note 23 for a further description of this transaction.

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 28

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is summarized financial information of EBSCo for the year ended December 31, 2007, for the period from November 17, 2006 to December 31, 2006 and as of December 31, 2007 and 2006:

		Period From
		November 17, 2006
	Year Ended	through
	December 31, 2007	December 31, 2006

Statement of Operations Data:
Revenue	$808,537	$87,903
Cost of operations	517,884	56,775
Net income (loss)	34,493	(1,198)

	December 31,
	2007	2006

Balance Sheet Data:
Current assets	$168,108	$164,207
Noncurrent assets	1,179,116	1,197,641

Total Assets	$1,347,224	$1,361,848

Current liabilities	$104,404	$125,837
Noncurrent liabilities	940,220	959,535
Members’ equity	302,600	276,476

Total Liabilities and Members’ Equity	$1,347,224	$1,361,848

4.	Business Combinations

2006 Acquisitions

On December 15, 2006, the Company acquired, through WHC, all of the outstanding limited liability company interests of Subimo, LLC (“Subimo”), a privately held provider of healthcare decision support applications to large employers, health plans and financial institutions. The total purchase consideration for Subimo was approximately $59,320, comprised of $32,820 in cash paid at closing, net of cash acquired, $26,000 of WHC equity and $500 of estimated acquisition costs. Pursuant to the terms of the purchase agreement, WHC deferred the issuance of the $26,000 of equity, equal to 640,930 shares of WHC Class A Common Stock (the “Deferred Shares”), until December 2008. While a maximum of 246,508 of these shares may be used to settle any outstanding claims or warranties against the seller, the remaining 394,422 of these shares will be issued with certainty. Issuance of a portion of these shares may be further deferred until December 2010 subject to certain conditions. If the Deferred Shares have a market value that is less than $24.34 per share when issued, then WHC will pay additional consideration equal to this shortfall, either in the form of WHC Class A Common Stock or cash, in its sole discretion. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the allocation of the purchase price and intangible asset valuation, goodwill of $47,776 and intangible assets subject to amortization of $12,300 were recorded. The goodwill and intangible assets recorded will be deductible for tax purposes. The intangible assets are comprised of $10,000 relating to customer relationships with estimated useful lives of twelve years and $2,300 relating to acquired technology with an estimated useful life of three years. The results of operations of Subimo have been included in the financial statements

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 29

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the Company from December 15, 2006, the closing date of the acquisition, and are included in the WebMD Online Services segment.

On September 11, 2006, the Company acquired, through WHC, the interactive medical education, promotion and physician recruitment businesses of Medsite, Inc. (“Medsite”). Medsite provides e-detailing services for pharmaceutical, medical device and healthcare companies, including program development, targeted recruitment and online distribution and delivery. In addition, Medsite provides educational programs to physicians. The total purchase consideration for Medsite was approximately $31,467, comprised of $30,682 in cash, net of cash acquired, and $785 of acquisition costs. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the allocation of the purchase price and intangible asset valuation, goodwill of $31,934 and intangible assets subject to amortization of $11,000 were recorded. The goodwill and intangible assets recorded will be deductible for tax purposes. The intangible assets are comprised of $6,000 relating to customer relationships with estimated useful lives of twelve years, $2,000 relating to a trade name with an estimated useful life of ten years, $2,000 relating to content with an estimated useful life of four years and $1,000 relating to acquired technology with an estimated useful life of three years. The results of operations of Medsite have been included in the financial statements of the Company from September 11, 2006, the closing date of the acquisition, and are included in the WebMD Online Services segment.

On July 18, 2006, the Company acquired, through EBS, Interactive Payer Network, Inc. (“IPN”), a privately held provider of healthcare electronic data interchange services. The total purchase consideration for IPN was approximately $3,907, comprised of $3,799 in cash, net of cash acquired, and $108 of acquisition costs. In addition, the Company agreed to pay up to an additional $3,000 in cash over a two-year period beginning in August 2007 if certain financial milestones are achieved. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the preliminary allocation of the purchase price, goodwill of $3,692 was recorded. The goodwill recorded will be deductible for tax purposes. The IPN business is part of the EBS businesses that were sold on November 16, 2006. Accordingly, the results of operations of IPN have been included in the financial statements of the Company, specifically within the Emdeon Business Services segment, from July 18, 2006 (the closing date of the acquisition) through November 16, 2006 (the closing date of the 2006 EBS Sale). The obligation to pay up to $3,000 in earn out payments was also transferred in connection with the 2006 EBS Sale and is no longer an obligation of the Company.

On June 13, 2006, the Company acquired, through WHC, Summex Corporation (“Summex”), a provider of health and wellness programs that include online and offline health risk assessments, lifestyle education and personalized telephonic health coaching. The total purchase consideration for Summex was approximately $30,191, comprised of $29,691 in cash, net of the cash acquired, and $500 of acquisition costs. In addition, the Company has agreed to pay up to an additional $5,000 in cash in June 2008 if certain financial milestones are achieved. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the allocation of the purchase price and intangible asset valuation, goodwill of $19,000 and intangible assets subject to amortization of $11,300 were recorded. The goodwill and intangible assets recorded will not be deductible for tax purposes. The intangible assets are comprised of $6,000 relating to customer relationships with estimated useful lives of eleven years, $2,700 relating to acquired technology with an estimated useful life of three years, $1,100 relating to content with an estimated useful life of four years and $1,500 relating to a trade name with an estimated useful life of ten years.

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 30

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The results of operations of Summex have been included in the financial statements of the Company from June 13, 2006, the closing date of the acquisition, and are included in the WebMD Online Services segment.

On January 17, 2006, the Company acquired, through WHC, eMedicine.com, Inc. (“eMedicine”), a privately held online publisher of medical reference information for physicians and other healthcare professionals. The total purchase consideration for eMedicine was approximately $25,195, comprised of $24,495 in cash, net of cash acquired, and $700 of acquisition costs. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the allocation of the purchase price and intangible asset valuation, goodwill of $20,704 and an intangible asset subject to amortization of $6,390 were recorded. The goodwill and intangible asset recorded will not be deductible for tax purposes. The intangible assets recorded were $4,300 relating to content with an estimated useful life of three years, $1,000 relating to acquired technology with an estimated useful life of three years, $790 relating to a trade name with an estimated useful life of ten years and $300 relating to customer relationships with estimated useful lives of ten years. The results of operations of eMedicine have been included in the financial statements of the Company from January 17, 2006, the closing date of the acquisition, and are included in the WebMD Online Services segment

2005 Acquisitions

On December 2, 2005, the Company acquired, through WHC, the assets of and assumed certain liabilities of Conceptis Technologies, Inc. (“Conceptis”), a privately held Montreal-based provider of online and offline medical education and promotion aimed at physicians and other healthcare professionals. The total purchase consideration for Conceptis was approximately $19,859, comprised of $19,256 in cash and $603 of estimated acquisition costs. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the allocation of the purchase price and intangible asset valuation, goodwill of $14,694 and intangible assets subject to amortization of $6,140 were recorded. The goodwill and intangible assets recorded will be deductible for tax purposes. The intangible assets recorded were $1,900 relating to content with an estimated useful life of two years, $3,300 relating to acquired technology with an estimated useful life of three years and $940 relating to a trade name with an estimated useful life of ten years. The results of operations of Conceptis have been included in the financial statements of the Company from December 2, 2005, the closing date of the acquisition, and are included in the WebMD Online Services and the WebMD Publishing and Other Services segments.

On March 14, 2005, the Company acquired HealthShare Technology, Inc. (“HealthShare”), a privately held company that provides online tools that compare cost and quality measures of hospitals for use by consumers, providers and health plans. The total purchase consideration for HealthShare was approximately $29,985, comprised of $29,533 in cash, net of cash acquired, and $452 of acquisition costs. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the allocation of the purchase price, goodwill of $24,609 and intangible assets subject to amortization of $8,500 were recorded. The goodwill and intangible assets recorded will not be deductible for tax purposes. The intangible assets are comprised of $7,500 relating to customer relationships with estimated useful lives of five years and $1,000 relating to acquired technology with an estimated useful life of three years. The results of operations of HealthShare have been included in the financial statements of the Company from March 14, 2005, the closing date of the acquisition, and are included in the WebMD Online Services segment.

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 31

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Balance Sheet Data

The following table summarizes the tangible and intangible assets acquired, the liabilities assumed and the consideration paid for each acquisition:

			Other			Total
	Accounts	Deferred	Tangible Assets	Intangible		Purchase
	Receivable	Revenue	(Liabilities), net	Assets	Goodwill	Price

2006
Subimo	$1,725	$(6,900)	$4,419	$12,300	$47,776	$59,320
Medsite	2,469	(13,124)	(812)	11,000	31,934	31,467
IPN	358	—	(143)	—	3,692	3,907
Summex	1,064	(1,173)	—	11,300	19,000	30,191
eMedicine	1,717	(2,612)	(1,004)	6,390	20,704	25,195
2005
Conceptis	2,893	(2,866)	(1,002)	6,140	14,694	19,859
HealthShare	1,925	(4,622)	(427)	8,500	24,609	29,985

Unaudited Pro Forma Information

The following unaudited pro forma financial information for the year ended December 31, 2006 gives effect to the acquisitions of Subimo, Medsite, IPN, Summex and eMedicine, including the amortization of intangible assets, as if the acquisitions had occurred on January 1, 2006. The information is provided for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the transactions had been consummated on the date indicated, nor is it necessarily indicative of future operating results of the consolidated companies, and should not be construed as representative of these results for any future period.

Year Ended
December 31, 2006

Revenue	$933,788
Income from continuing operations	370,837
Net income	763,969
Basic income per common share:
Income from continuing operations	$1.33

Net income	$2.74

Diluted income per common share:
Income from continuing operations	$1.17

Net income	$2.36

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 32

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	WebMD Health Corp.

Initial Public Offering

In May 2005, the Company formed WHC as a wholly-owned subsidiary to act as a holding company for the business of the WebMD Segments and to issue shares in an initial public offering. In September 2005, the Company contributed to WHC the subsidiaries, the assets and the liabilities included in the Company’s WebMD segment. On September 28, 2005, WHC sold, in an initial public offering, 7,935,000 shares of its Class A Common Stock at $17.50 per share. This resulted in proceeds of approximately $129,142, net of underwriting discounts of $9,721, which was retained by WHC to be used for working capital and general corporate purposes. Additionally, the Company incurred approximately $5,800 of legal, accounting, printing and other expenses related to the offering.

Minority Interest

The Company owned, on December 31, 2007 and 2006, the 48,100,000 shares of WHC Class B Common Stock that it owned at the time of the initial public offering, representing ownership of 84.1% and 85.2%, respectively, of the outstanding WHC Common Stock. WHC Class A Common Stock has one vote per share, while WHC Class B Common Stock has five votes per share. As a result, the WHC Class B Common Stock owned by the Company represented, as of December 31, 2007 and 2006, 96.2% and 96.5%, respectively, of the combined voting power of WHC’s outstanding Common Stock. Each share of WHC Class B Common Stock is convertible at the Company’s option into one share of WHC Class A Common Stock. In addition, shares of WHC Class B Common Stock will automatically be converted, on a one-for-one basis, into shares of WHC Class A Common Stock on a transfer to any person other than a majority-owned subsidiary of the Company or a successor of the Company. On the fifth anniversary of the closing date of the initial public offering, all then outstanding shares of WHC Class B Common Stock will automatically be converted, on a one-for-one basis, into shares of WHC Class A Common Stock.

As of December 31, 2007 and 2006, the minority stockholders’ proportionate share of the equity in WHC of $131,353 and $101,860, respectively, is reflected as Minority Interest in WHC in the accompanying consolidated balance sheets. The minority stockholders’ proportionate share of net income for the years ended December 31, 2007, 2006 and 2005 was $10,667, $405 and $775, respectively.

Relationships between the Company and WHC

The Company entered into a number of agreements with WHC governing the future relationship of the companies, including a Services Agreement, a Tax Sharing Agreement and an Indemnity Agreement. These agreements cover a variety of matters, including responsibility for certain liabilities, including tax liabilities, as well as matters related to providing WHC with administrative services, such as payroll, accounting, tax, employee benefit plan, employee insurance, intellectual property, legal and information processing services. Under the Services Agreement, the Company will receive an amount that reasonably approximates its cost of providing services to WHC. The Company has agreed to make the services available to WHC for up to five years; however, WHC is not required, under the Services Agreement, to continue to obtain services from the Company and is able to terminate services, in whole or in part, at any time generally by providing, with respect to the specified services or groups of services, 60 days’ prior notice and, in some cases, paying a nominal termination fee to cover costs relating to the termination. On January 31, 2006, the Company entered into additional agreements with WHC in which both parties agreed to support each other’s product development and marketing efforts of specific product lines for agreed upon fees, as defined in the

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 33

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

agreements. These agreements were amended, in connection with the EPS Sale and 2006 EBS Sale, to separate the provisions applicable to each of HLTH, EPS and EBS and to make certain modifications in the relationships between WebMD and each of those parties. In amended agreements with WebMD, EPS agreed to continue its strategic relationship with WebMD and to integrate WebMD’s personal health record with the clinical products of EPS, including the electronic medical record, to allow import of data from one to the other, subject to applicable law and privacy and security requirements. In amended agreements with WebMD, EBS agreed to continue its strategic relationship with WebMD and to market WebMD’s online decision-support platform and tools that support consumer directed health plans and health savings accounts to its payer customers for integration into their consumer directed health offerings. In addition, EBS agreed to license certain de-identified data to HLTH and its subsidiaries, including WebMD, for use in the development and commercialization of certain applications that use clinical information, including consumer decision-support applications.

On February 15, 2006, the Company amended the Tax Sharing Agreement with WHC. Under the amended Tax Sharing Agreement, the Company agreed to reimburse WHC, at the current federal statutory tax rate of 35%, for net operating loss carryforwards attributable to WHC that are utilized by the Company as a result of certain types of extraordinary transactions, as defined in the Tax Sharing Agreement, which includes the EPS Sale and 2006 EBS Sale. During 2007, the Company reimbursed WHC $149,682 as the payment required pursuant to the Tax Sharing Agreement with respect to the EPS Sale and the 2006 EBS Sale. The total cash reimbursement resulted in an increase to minority interest and a decrease to additional paid-in capital of $23,930, reflecting the portion of the aggregate reimbursement of $149,862 that related to the minority interest shareholders.

Gain Upon Sale of WHC Class A Common Stock

In connection with the initial public offering on September 28, 2005, the Company recorded a gain on the sale of WHC Class A Common Stock in the amount of approximately $82,275, which was reflected as an adjustment to additional paid-in capital in accordance with SAB 51. As a result of the sale of WHC Class A Common Stock at the time of the initial public offering, the Company’s ownership of WHC was reduced to 85.8%.

During the years ended December 31, 2007 and 2006, the issuance of WHC Class A Common Stock resulted in an aggregate SAB 51 gain to equity of $14,492 and $5,152, respectively, in connection with stock option exercises, restricted stock releases and annual board retainers discussed in Note 13.

Also during 2006, WHC purchased Subimo for cash and $26,000 of WHC equity (see Note 4). Pursuant to the terms of the purchase agreement, the $26,000 of WHC equity, equal to 640,930 shares of WHC Class A Common Stock, will not be issued until December 2008, subject to certain conditions. While a maximum of 246,508 of these shares may be used to settle any outstanding claims or warranties against the sellers, the remaining 394,422 of these shares will be issued with certainty. Accordingly, the Company recorded an additional SAB 51 gain to equity of $11,627, in connection with the issuance of these 394,422 shares.

As a result of the issuance of the WHC Class A Common Stock in 2006 and 2007, the Company’s ownership percentage in WHC decreased from 85.8% in 2005 to 85.2% in 2006 and then to 84.1% in 2007.

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 34

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Significant Transactions

America Online, Inc.

In May 2001, the Company entered into an agreement for a strategic alliance with Time Warner, Inc. (“Time Warner”). Under the agreement, the Company was the primary provider of healthcare content, tools and services for use on certain America Online (“AOL”) properties. The agreement ended on May 1, 2007. Under the agreement, the Company and AOL shared certain revenue from advertising, commerce and programming on the health channels of the AOL properties and on a co-branded service created for AOL by the Company.

The Company was entitled to share in revenue and was guaranteed a minimum of $12,000 during each contract year from May 1, 2005 through May 1, 2007 when the agreement ended, for its share of advertising revenue. Included in the accompanying consolidated statement of operations during the years ended December 31, 2007, 2006 and 2005 was revenue of $2,658, $8,312 and $7,805, respectively, related to sales to third parties of advertising and sponsorship on the AOL health channels, primarily sold through the Company’s sales organization. Also included in revenue during the years ended December 31, 2007, 2006 and 2005 was revenue of $1,515, $5,125 and $5,951, respectively, related to such guarantee.

News Corporation

In connection with the strategic relationship with News Corporation entered into in 2000 and amended in 2001, the Company received the rights to an aggregate of $205,000 of advertising services from News Corporation to be used over nine years expiring in 2009 in exchange for equity securities of the Company. The amount of advertising services received in any contract year is based on the current market rates in effect at the time the advertisement is placed. Additionally, the amount of advertising services that can be used in any contract year is subject to contract limitations. The advertising services were recorded at fair value determined using a discounted cash flow methodology. Also as part of the same relationship, the Company licensed its content to News Corporation for use across News Corporation’s media properties for four years, which ended in January 2005, for cash payments totaling $12,000 per contract year. The remaining current and long-term portions of the prepaid advertising services are included in prepaid expenses and other current assets, and other assets, respectively, in the accompanying consolidated balance sheets.

7.	Convertible Redeemable Exchangeable Preferred Stock

On March 19, 2004, the Company issued $100,000 of Convertible Redeemable Exchangeable Preferred Stock (the “Preferred Stock”) in a private transaction to CalPERS/PCG Corporate Partners, LLC (“CalPERS/PCG Corporate Partners”). CalPERS/PCG Corporate Partners is a private equity fund managed by the Pacific Corporate Group and principally backed by California Public Employees’ Retirement System, or CalPERS.

The Preferred Stock had a liquidation preference of $100,000 in the aggregate and was convertible into 10,638,297 shares of HLTH’s Common Stock in the aggregate, representing a conversion price of $9.40 per share of common stock. So long as the Preferred Stock remained outstanding, the Company was required to pay to CalPERS/PCG Corporate Partners, on a quarterly basis, an aggregate annual fee of 0.35% of the face amount of the then outstanding Preferred Stock. Holders of the Preferred Stock had the right to vote, together with the holders of HLTH’s Common Stock on an as converted to common stock basis, on matters that were put to a vote of the common stock holders. The Certificate of Designations for the Preferred Stock also provided that the Company would not, without the prior approval of holders of 75% of the shares of Preferred

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 35

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock then outstanding, voting as a separate class, issue any additional shares of the Preferred Stock, or create any other class or series of capital stock that ranks senior to or on a parity with the Preferred Stock.

On June 26, 2007, the Company notified the Holder that it had elected to redeem all outstanding shares of its Preferred Stock. On June 29, 2007, prior to the date set for the redemption, the Holder converted all of the then outstanding Preferred Stock to Common Stock. In aggregate, 10,000 shares of Preferred Stock were converted to 10,638,297 shares of HLTH Common Stock during 2007.

The Company incurred issuance costs related to the Preferred Stock of approximately $1,885, which were recorded against the Preferred Stock in the accompanying consolidated balance sheets. The issuance costs were being amortized to accretion of convertible redeemable exchangeable preferred stock, using the effective interest method over the period from issuance through March 19, 2012. In 2007, 2006 and 2005, $117, $235 and $234, respectively, were recorded to accretion of convertible redeemable exchangeable preferred stock, included within stockholders’ equity. In connection with the conversion of the Preferred Stock to Common Stock, the unamortized portion of the deferred issuance costs related to the Preferred Stock of $1,115 was reflected as a reduction to stockholders’ equity.

8.	Convertible Notes

$300,000 3 1/8% Convertible Notes due 2025

On August 24, 2005, the Company issued $300,000 aggregate principal amount of 3 1/8% Convertible Notes due 2025 (the “3 1/8% Notes”) in a private offering. Unless previously redeemed or converted, the 3 1/8% Notes will mature on September 1, 2025. Interest on the 3 1/8% Notes accrues at the rate of 3 1/8% per annum and is payable semiannually on March 1 and September 1, commencing March 1, 2006. The Company will also pay contingent interest of 0.25% per annum to the holders of the 3 1/8% Notes during specified six-month periods, commencing with the six-month period beginning on September 1, 2012, if the average trading price of a 3 1/8% Note for the specified period equals 120% or more of the principal amount of the 3 1/8% Note.

The 3 1/8% Notes are convertible into an aggregate of 19,273,393 shares of the Company’s common stock (representing a conversion price of $15.57 per share). Holders of the 3 1/8% Notes may require the Company to repurchase their 3 1/8% Notes on September 1, 2012, September 1, 2015 and September 1, 2020, at a price equal to 100% of the principal amount of the 3 1/8% Notes being repurchased, plus any accrued and unpaid interest, payable in cash. Additionally, the holders of the 3 1/8% Notes may require the Company to repurchase the 3 1/8% Notes upon a change in control of the Company at a price equal to 100% of the principal amount of the 3 1/8% Notes, plus accrued and unpaid interest, payable in cash or, at the Company’s option, in shares of the Company’s common stock or in a combination of cash and shares of the Company’s common stock. On or after September 5, 2010, September 5, 2011 and September 5, 2012, the 3 1/8% Notes are redeemable, at the option of the Company, for cash at redemption prices of 100.893%, 100.446% and 100.0%, respectively, plus accrued and unpaid interest.

$350,000 1.75% Convertible Subordinated Notes due 2023

On June 25, 2003, the Company issued $300,000 aggregate principal amount of 1.75% Convertible Subordinated Notes due 2023 (the “1.75% Notes”) in a private offering. On July 7, 2003, the Company issued an additional $50,000 aggregate principal amount of the 1.75% Notes. Unless previously redeemed or converted, the 1.75% Notes will mature on June 15, 2023. Interest on the 1.75% Notes accrues at the rate of 1.75% per annum and is payable semiannually on June 15 and December 15, commencing December 15,

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 36

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2003. The Company will also pay contingent interest of 0.25% per annum of the average trading price of the 1.75% Notes during specified six-month periods, commencing on June 20, 2010, if the average trading price of the 1.75% Notes for specified periods equals 120% or more of the principal amount of the 1.75% Notes.

The 1.75% Notes are convertible into an aggregate of 22,742,040 shares of HLTH’s Common Stock (representing a conversion price of $15.39 per share) if the sale price of HLTH’s Common Stock exceeds 120% of the conversion price for specified periods and in certain other circumstances. The 1.75% Notes are redeemable by the Company after June 15, 2008 and prior to June 20, 2010, subject to certain conditions, including the sale price of HLTH’s Common Stock exceeding certain levels for specified periods. If the 1.75% Notes are redeemed by the Company during this period, the Company will be required to make additional interest payments. After June 20, 2010, the 1.75% Notes are redeemable at any time for cash at 100% of their principal amount. Holders of the 1.75% Notes may require the Company to repurchase their 1.75% Notes on June 15, 2010, June 15, 2013 and June 15, 2018, for cash at 100% of the principal amount of the 1.75% Notes, plus accrued interest. Upon a change in control, holders may require the Company to repurchase their 1.75% Notes for, at the Company’s option, cash or shares of HLTH’s Common Stock, or a combination thereof, at a price equal to 100% of the principal amount of the 1.75% Notes being repurchased.

$300,000 3 1/4% Convertible Subordinated Notes due 2007

On April 1, 2002, the Company issued $300,000 aggregate principal amount of 3 1/4% Convertible Subordinated Notes due 2007 (the “3 1/4% Notes”) in a private offering. Interest on the 3 1/4% Notes accrued at the rate of 3 1/4% per annum and was payable semiannually on April 1 and October 1. At the time of issuance, the 3 1/4% Notes were convertible into an aggregate of approximately 32,386,916 shares of HLTH’s Common Stock (representing a conversion price of $9.26 per share). During the three months ended June 30, 2003, $1 principal amount of the 3 1/4% Notes was converted into 107 shares of HLTH’s Common Stock in accordance with the provisions of the 3 1/4% Notes.

On June 2, 2005, the Company completed the redemption of all of the outstanding 3 1/4% Notes. Prior to the redemption, the holders of the 3 1/4% Notes converted a total of $214,880 principal amount of the 3 1/4% Notes into 23,197,650 shares of common stock of the Company, plus cash in lieu of fractional shares, at a price of $9.26 per share. The Company redeemed the balance of $85,119 principal amount of the 3 1/4% Notes at an aggregate redemption price, together with accrued interest and redemption premium, of $86,694. In connection with this transaction, the Company wrote off the remaining unamortized portion of its deferred issuance costs related to the 3 1/4% Notes of $2,854, of which $2,009 was reflected as a reduction to additional paid-in capital, representing the portion related to the 3 1/4% Notes converted by the holders. The write-off of the remaining unamortized deferred issuance costs related to the portion of the 3 1/4% Notes that was redeemed, and the payment of the redemption premium resulted in a total charge of $1,902. This charge is included in other income (expense), net in the accompanying consolidated statements of operations and in loss on redemption of convertible debt in the accompanying consolidated statements of cash flows.

9.	Segment Information

Segment information has been prepared in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). The accounting policies of the segments are the same as the accounting policies for the consolidated Company. Inter-segment revenue primarily represents printing services provided by the EBS segment and certain services provided by the WebMD Segments. The performance of the Company’s business is monitored based on earnings before interest, taxes, non-cash and other items. Other items include: legal expenses incurred by the Company, which reflect costs and expenses

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ANNEX B-1 – PAGE 37

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

related to the investigation by the United States Attorney for the District of South Carolina and the SEC; income related to the reduction of certain sales and use tax contingencies; professional fees in 2007, primarily consisting of legal, accounting and financial advisory services, related to the merger of HLTH into WHC, the sale of the Company’s 48% ownership interest in EBSCo and the 2006 EBS Sale; a charge related to the redemption of the 3 1/4% Notes; loss recognized related to the sale of marketable securities; and costs and expenses related to the settlement of litigation in 2005.

Reclassification of Segment Information.  As a result of the Company’s intention to divest the ViPS and Porex segments and due to the December 31, 2007 sale of WHC’s ACS/ACP business, the financial information for these businesses has been reclassified to discontinued operations for the current and prior year periods. In addition, certain expenses of Porex related to activities that were previously managed by, and therefore reported within, the Corporate segment, were also reclassified to discontinued operations, as these expenses do not relate to the Company’s continuing operations. These expenses were reclassified for the current and prior year periods and amounted to $609, $1,684 and $290 in 2007, 2006 and 2005, respectively. Additionally, as a result of the discontinued operations presentation for ViPS and Porex, the Company’s only remaining operating segment is WebMD. The Company expanded its segment disclosure for WebMD to provide additional information related to the WebMD Online Services segment and the WebMD Publishing and Other Services segment. This additional information for WebMD has been provided for all periods presented.

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ANNEX B-1 – PAGE 38

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summarized financial information for each of the Company’s operating segments and Corporate segment and reconciliation to net income are presented below:

	Years Ended December 31,
	2007	2006(a)	2005

Revenue
Emdeon Business Services	$—	$661,090	$689,305
WebMD Online Services:
Advertising and sponsorship	229,333	170,626	109,850
Licensing	81,471	55,621	33,540
Content syndication and other	2,378	3,518	8,210

Total WebMD Online Services	313,182	229,765	151,600
WebMD Publishing and Other Services	18,772	19,011	11,610
Inter-segment eliminations	(261)	(939)	(505)

	$331,693	$908,927	$852,010

Earnings before interest, taxes, non-cash and other items
Emdeon Business Services	$—	$152,911	$138,529
WebMD Online Services	80,594	52,324	27,766
WebMD Publishing and Other Services	4,103	362	(386)
Corporate	(24,502)	(41,730)	(49,191)

	60,195	163,867	116,718
Interest, taxes, non-cash and other items
Depreciation and amortization	(28,256)	(44,558)	(43,548)
Non-cash stock-based compensation	(32,652)	(42,145)	(4,713)
Non-cash advertising	(5,264)	(7,414)	(10,870)
Interest income	42,035	32,339	21,527
Interest expense	(18,593)	(18,794)	(16,321)
Income tax benefit (provision)	8,741	(50,389)	2,170
Minority interest in WHC	(10,667)	(405)	(775)
Equity in earnings of EBS Master LLC	28,566	763	—
Gain on 2006 EBS Sale	399	352,297	—
Other expense, net	(2,427)	(6,776)	(27,965)

Income from continuing operations	42,077	378,785	36,223
(Loss) income from discontinued operations, net of tax	(22,198)	393,132	32,588

Net income	$19,879	$771,917	$68,811

(a)	The EBS segment was sold on November 16, 2006 and, therefore, the operations of the EBS segment are included only for the period January 1, 2006 through November 16, 2006.

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 39

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table represents supplemental financial data for the Company’s segments:

	Emdeon
	Business	WebMD	Corporate
	Services	Segments	and Other (a)	Total (b)

2007
Capital expenditures	$—	$18,058	$995	$19,053
Total assets	—	713,605	674,828	1,388,433
2006
Capital expenditures	20,835	28,452	133	49,420
Total assets	—	475,184	720,950	1,196,134
2005
Capital expenditures	28,808	18,126	307	47,241

(a)	Includes the Company’s investment in EBS Master LLC.

(b)	Excludes information related to the Company’s discontinued operations.

10.	Long-Lived Assets

Property and Equipment

Property and equipment consist of the following:

	December 31,
	2007	2006

Computer equipment	$18,114	$14,859
Office equipment, furniture, fixtures and other	6,754	5,412
Software	17,100	16,798
Web site development costs	21,389	13,409
Leasehold improvements	16,799	16,743

	80,156	67,221
Less: accumulated depreciation	(30,602)	(21,145)

Property and equipment, net	$49,554	$46,076

Depreciation expense was $15,202, $22,253 and $22,194 in 2007, 2006 and 2005, respectively.

Goodwill and Intangible Assets

SFAS No. 141, “Business Combinations” (“SFAS 141”) requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. SFAS 142 requires that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS 144. Based on the

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HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s analysis, there was no impairment of goodwill in connection with the annual impairment tests that were performed during the years ended December 31, 2007, 2006 and 2005.

The changes in the carrying amount of goodwill during the years ended December 31, 2007 and 2006 were as follows:

			WebMD
	Emdeon	WebMD	Publishing
	Business	Online	And Other
	Services	Services	Services	Total

Balance as of January 1, 2006	$681,612	$89,624	$11,045	$782,281
Acquisitions during the period	3,692	122,782	—	126,474
Contingent consideration for prior period acquisitions(a)	(1,913)	—	—	(1,913)
Tax reversals(b)	(40,522)	(1,636)	—	(42,158)
Adjustments to finalize purchase price allocations	—	1,669	—	1,669
2006 EBS Sale	(642,869)	—	—	(642,869)

Balance as of January 1, 2007	—	212,439	11,045	223,484
Tax reversals(b)	—	(2,793)	—	(2,793)
Adjustments to finalize purchase price allocations	—	(3,368)	—	(3,368)

Balance as of December 31, 2007	$—	$206,278	$11,045	$217,323

(a)	The Company adjusted goodwill by $2,539 in connection with an over accrual of contingent consideration in the Emdeon Business Services segment. In addition, the Company made a contingent consideration payment in the amount of $626 for a 2003 acquisition within the Emdeon Business Services segment.

(b)	Represents a reduction to goodwill as a result of the reversal of a portion of the income tax valuation allowances that were originally established in connection with the purchase accounting of prior acquisitions. In 2006, a portion of these income tax valuation allowances, or $11,454, was reversed in connection with the utilization of net operating losses attributable to the discontinued operations, including the gain on disposal.

Intangible assets subject to amortization consist of the following:

	December 31, 2007				December 31, 2006
				Weighted				Weighted
				Average				Average
	Gross			Remaining	Gross			Remaining
	Carrying	Accumulated		Useful	Carrying	Accumulated		Useful
	Amount	Amortization	Net	Life(a)	Amount	Amortization	Net	Life(a)

Content	$15,954	$(12,581)	$3,373	2.1	$16,854	$(7,893)	$8,961	2.6
Customer relationships	33,191	(10,183)	23,008	9.2	28,191	(6,677)	21,514	9.4
Technology and patents	14,967	(10,126)	4,841	1.5	14,967	(6,036)	8,931	2.3
Trade names	7,817	(2,725)	5,092	7.7	7,817	(1,955)	5,862	8.5

Total	$71,929	$(35,615)	$36,314	7.3	$67,829	$(22,561)	$45,268	6.6

(a)	The calculation of the weighted average remaining useful life is based on the net book value and the remaining amortization period (reflected in years) of each respective intangible asset.

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 41

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amortization expense was $13,054, $22,305 and $21,354 in 2007, 2006 and 2005, respectively. Aggregate amortization expense for intangible assets is estimated to be:

Years Ending December 31,

2008	$9,715
2009	6,401
2010	3,337
2011	2,464
2012	2,464
Thereafter	11,933

11.	Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2007	2006

Accrued compensation	$20,146	$22,272
Accrued outside services	8,525	17,227
Accrued income, sales and other taxes	5,781	34,794
Other accrued liabilities	15,146	28,488

	$49,598	$102,781

12.	Commitments and Contingencies

Legal Proceedings

Investigations by United States Attorney for the District of South Carolina and the SEC

As previously disclosed, the United States Attorney for the District of South Carolina is conducting an investigation of the Company, which the Company first learned about on September 3, 2003. Based on the information available to the Company, it believes that the investigation relates principally to issues of financial accounting improprieties relating to Medical Manager Corporation, a predecessor of the Company (by its merger into the Company in September 2000), and, more specifically, its Medical Manager Health Systems, Inc. subsidiary. Medical Manager Health Systems was a predecessor to Emdeon Practice Services, Inc., a subsidiary that the Company sold to Sage Software in September 2006. The Company has been cooperating and intends to continue to cooperate fully with the U.S. Attorney’s Office. As previously reported, the Board of Directors of the Company has formed a special committee consisting solely of independent directors to oversee this matter with the sole authority to direct the Company’s response to the allegations that have been raised. As previously disclosed, the Company understands that the SEC is also conducting a formal investigation into this matter. In connection with the EPS Sale, the Company agreed to indemnify Sage Software with respect to this matter.

The United States Attorney for the District of South Carolina announced on January 10, 2005, that three former employees of Medical Manager Health Systems each had agreed to plead guilty to one count of mail fraud and that one such employee had agreed to plead guilty to one count of tax evasion for acts committed

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ANNEX B-1 – PAGE 42

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

while they were employed by Medical Manager Health Systems. The three former employees include a Vice President of Medical Manager Health Systems responsible for acquisitions who was terminated for cause in January 2003; an executive who served in various accounting roles at Medical Manager Health Systems until his resignation in March 2002; and a former independent Medical Manager dealer who was a paid consultant to Medical Manager Health Systems until the termination of his services in 2002. According to the Informations, Plea Agreements and Factual Summaries filed by the United States Attorney in, and available from, the District Court of the United States for the District of South Carolina — Beaufort Division, on January 7, 2005, the three former employees and other then unnamed co-schemers were engaged in schemes between 1997 and 2002 that included causing companies acquired by Medical Manager Health Systems to pay the former vice president in charge of acquisitions and co-schemers kickbacks which were funded through increases in the purchase price paid by Medical Manager Health Systems to the acquired companies and that included fraudulent accounting practices to inflate artificially the quarterly revenues and earnings of Medical Manager Health Systems when it was an independent public company called Medical Manager Corporation from 1997 through 1999, when and after it was acquired by Synetic, Inc. in July 1999 and when and after it became a subsidiary of the Company in September 2000. A fourth former officer of Medical Manager Health Systems pleaded guilty to similar activities later in 2005.

The fraudulent accounting practices cited by the government in the January 7, 2005 District Court filings included: causing companies acquired by Medical Manager Health Systems to reclassify previously recognized sales revenue as deferred income so that such deferred income could subsequently be reported as revenue by Medical Manager Health Systems and its parents in later periods; fabricating deferred revenue entries which could be used to inflate earnings when Medical Manager Health Systems acquired companies; causing companies acquired by Medical Manager Health Systems to inflate reserve accounts so that these reserves could be reversed in later reporting periods in order to artificially inflate earnings for Medical Manager Health Systems and its parents; accounting for numerous acquisitions through the pooling of interests method in order to fraudulently inflate Medical Manager Health Systems’ quarterly earnings, when the individuals involved knew the transactions failed to qualify for such treatment; causing companies acquired by Medical Manager Health Systems to enter into sham purchases of software from Medical Manager Health Systems in connection with the acquisition, which purchases were funded by increasing the purchase price paid by Medical Manager Health Systems to the acquired company and using these “round trip” sales to create fraudulent revenue for Medical Manager Health Systems and its parents; and causing Medical Manager Health Systems to book and record sales and training revenue before the revenue process was complete in accordance with Generally Accepted Accounting Principles, and thereby fraudulently inflating Medical Manager Health Systems’ reported revenues and earnings. According to the Informations to which the former employees have pled guilty, the fraudulent accounting practices resulted in the reported revenues of Medical Manager Health Systems and its parents being overstated materially between June 1997 and at least December 31, 2001, and reported quarterly earnings being overstated by at least one cent per share in every quarter during that period.

The documents filed by the United States Attorney in January 2005 stated that the former employees engaged in their fraudulent conduct “in concert with senior management,” and “at the direction of senior Medical Manager officers.” In its statement at that time, the United States Attorney for the District of South Carolina stated that “the senior management and officers referred to in the Court documents were members of senior management of the Medical Manager subsidiary during the relevant time period.”

On December 15, 2005, the United States Attorney announced indictments of the following former officers and employees of Medical Manager Health Systems: Ted W. Dorman, a former Regional Vice President of Medical Manager Health Systems, who was employed until March 2003; Charles L. Hutchinson, a former Controller of Medical Manager Health Systems, who was employed until June 2001; Maxie L.

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ANNEX B-1 – PAGE 43

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Juzang, a former Vice President of Medical Manager Health Systems, who was employed until August 2005; John H. Kang, a former President of Medical Manager Health Systems, who was employed until May 2001; Frederick B. Karl, Jr., a former General Counsel of Medical Manager Health Systems, who was employed until April 2000; Franklyn B. Krieger, a former Associate General Counsel of Medical Manager Health Systems, who was employed until February 2002; Lee A. Robbins, a former Vice President and Chief Financial Officer of Medical Manager Health Systems, who was employed until September 2000; John P. Sessions, a former President and Chief Operating Officer of Medical Manager Health Systems, who was employed until September 2003; Michael A. Singer, a former Chief Executive Officer of Medical Manager Health Systems and a former director of the Company, who was most recently employed by the Company as its Executive Vice President, Physician Software Strategies until February 2005; and David Ward, a former Vice President of Medical Manager Health Systems, who was employed until June 2005. The indictment charges the persons listed above with conspiracy to commit mail, wire and securities fraud, a violation of Title 18, United States Code, Section 371 and conspiracy to commit money laundering, a violation of Title 18, United States Code, Section 1956(h). The indictment charges Messrs. Sessions and Ward with substantive counts of money laundering, violations of Title 18, United States Code, Section 1957. The allegations set forth in the indictment describe activities that are substantially similar to those described above with respect to the January 2005 plea agreements.

On February 27, 2007, the United States Attorney filed a Second Superseding Indictment with respect to the former officers and employees of Medical Manager Health Systems charged under the prior Indictment, other than Mr. Juzang. The allegations set forth in the Second Superseding Indictment are substantially similar to those described above.

Based on the information it has obtained to date, including that contained in the court documents filed by the United States Attorney in South Carolina, the Company does not believe that any member of its senior management whose duties were not primarily related to the operations of Medical Manager Health Systems during the relevant time periods engaged in any of the violations or improprieties described in those court documents. The Company understands, however, that in light of the nature of the allegations involved, the U.S. Attorney’s office has been investigating all levels of the Company’s management. The Company has not uncovered information that it believes would require a restatement for any of the years covered by its financial statements. In addition, the Company believes that the amounts of the kickback payments referred to in the court documents have already been reflected in the financial statements of the Company to the extent required.

The Company has certain indemnity obligations to advance amounts for reasonable defense costs for the initial ten, and now nine former officers and directors of EPS. During the year ended December 31, 2007, the Company recorded a pre-tax charge of $73,347, related to its estimated liability with respect to these indemnity obligations. See Note 2 for a more detailed discussion regarding this charge.

Directors & Officers Liability Insurance Coverage Litigation

On July 23, 2007, the Company commenced litigation (the “Coverage Litigation”) in the Court of Chancery of the State of Delaware in and for New Castle County against ten insurance companies in which the Company is seeking to compel the defendant companies (collectively, the “Defendants”) to honor their obligations under certain directors and officers liability insurance policies (the “Policies”). The Company is seeking an order requiring the Defendants to advance and/or reimburse expenses that the Company has incurred and expects to continue to incur for the advancement of the reasonable defense costs of initially ten and now nine former officers and directors of the Company’s former EPS subsidiary who were indicted in

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 44

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

connection with the Investigation described above in this Note 12. The Company subsequently has settled with two of the insurance companies during January 2008, through which the Company received an aggregate amount of $14,625. This amount is included within (loss) income from discontinued operations in the accompanying statement of operations for the year ended December 31, 2007 and is included within prepaid expenses and other current assets in the accompanying consolidated balance sheet as of December 31, 2007.

Pursuant to a stipulation among the parties, the Coverage Litigation was transferred on September 13, 2007 to the Superior Court of the State of Delaware in and for New Castle County. The Policies were issued to the Company and to EPS, a former subsidiary of the Company, which is a co-plaintiff with the Company in the Coverage Litigation (collectively, the “Plaintiffs”). EPS was sold in September 2006 to Sage Software and has changed its name to Sage Software Healthcare, Inc. (“SSHI”). In connection with the Company’s sale of EPS to Sage Software, the Company retained certain obligations relating to the Investigation and agreed to indemnify Sage Software and SSHI with respect to certain expenses in connection with the Investigation. The Company retained the right to assert claims and recover proceeds under the Policies on behalf of SSHI.

The Policies at issue in the Coverage Litigation consist of two separate groups of insurance policies. Each group of policies consists of several layers of coverage, with different insurers having agreed to provide specified amounts of coverage at various levels. The first group of policies was issued to EPS in the amount of $20,000 (the “EPS Policies”) and the second group of policies was issued to Synetic, Inc. (the former parent of EPS, which merged into the Company) in the amount of $100,000, of which approximately $3,600 was paid by the primary carrier with respect to another unrelated matter (the “Synetic Policies”). To date, $31,000 has been paid by insurance companies representing the EPS Policies and the Synetic Policies through a combination of payment under the terms of the Policies, payment under reservation of rights and settlement. As a result of these payments, the Company has exhausted its coverage under the EPS Policies. Additionally, as of December 31, 2007, $16,414 has been paid under the Synetic Policies and the Company has remaining coverage under such policies of approximately $80,000. The Company’s insurance policies provide that under certain circumstances, amounts advanced by the insurance companies in connection with the defense costs of the indicted individuals, may have to be repaid by the Company, although the $14,625 that the Company has received in settlement from certain carriers is not subject to being repaid. The Company has obtained an undertaking from each indicted individual pursuant to which, under certain circumstances, such individual has agreed to repay defense costs advanced on such individual’s behalf.

The carrier with the third level of coverage in the Synetic Policies has filed a motion for summary judgment in the Coverage Litigation, which most of the carriers who have issued the Synetic policies have joined, seeking summary judgment that any liability to pay defense costs should be allocated among the three sets of policies available to the Company (including the policies with respect to which the Coverage Litigation relates and a third set of policies the issuers of which have not been named by the Company) such that the Synetic Policies would only be liable to pay about $23,000 of the $96,400 total coverage available under such policies. The Company believes that such assertion is without merit. The Company is due to file its opposition to the motion by February 29, 2008 together with its motion for summary judgment against such carrier and several other carriers who have issued the Synetic Policies seeking to require such carriers to advance payment of the defense costs that the Company is obligated to pay while the Coverage Litigation is pending. Oral argument with respect to both motions is set for May 5, 2008.

The Company believes that the Defendants are required to advance and/or reimburse amounts that the Company has incurred and expects to continue to incur for the advancement of the reasonable defense costs of the indicted individuals and as described above several carriers have reimbursed the Company through a combination of payment under the terms of the Policies, payment under reservation of rights and settlement.

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 45

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

However, there can be no assurance that the Company will prevail in the Coverage Litigation or that the Defendants will be required to provide funding on an interim basis pending the resolution of the Coverage Litigation. The Company intends to continue to satisfy its legal obligations to the indicted individuals with respect to advancement of amounts for their defense costs.

Litigation Regarding Distribution of Shares in Healtheon Initial Public Offering

As previously disclosed, seven purported class action lawsuits were filed against Morgan Stanley & Co. Incorporated and Goldman Sachs & Co., underwriters of the initial public offering of the Company (then known as Healtheon Corporation) in the United States District Court for the Southern District of New York in the summer and fall of 2001. Three of these suits also named the Company and certain of its former officers and directors as defendants. These suits were filed in the wake of reports of governmental investigations of the underwriters’ practices in the distribution of shares in certain initial public offerings. Similar suits were filed in connection with over 300 other initial public offerings that occurred in 1999, 2000 and 2001.

The complaints against the Company and its former officers and directors alleged violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 under that Act and Section 11 of the Securities Act of 1933 because of failure to disclose certain practices alleged to have occurred in connection with the distribution of shares in the Healtheon IPO. Claims under Section 12(a)(2) of the Securities Act of 1933 were also brought against the underwriters. These claims were consolidated, along with claims relating to over 300 other initial public offerings, in the Southern District of New York. The plaintiffs have dismissed the claims against the four former officers and directors of the Company without prejudice, pursuant to Reservation of Rights Tolling Agreements with those individuals. On July 15, 2002, the issuer defendants in the consolidated action, including the Company, filed a joint motion to dismiss the consolidated complaints. On February 18, 2003, the District Court denied, with certain exceptions not relevant to the Company, the issuer defendants’ motion to dismiss.

After a lengthy mediation under the auspices of former United States District Judge Nicholas Politan, the issuer defendants in the consolidated action (including the Company), the affected insurance companies, and the plaintiffs reached an agreement on a settlement to resolve the matter among the participating issuer defendants, their insurers, and the plaintiffs. The settlement called for the participating issuers’ insurers jointly to guarantee that plaintiffs recover a certain amount in the IPO litigation and certain related litigation from the underwriters and other non-settling defendants. Accordingly, in the event the guarantee became payable, the agreement called for the Company’s insurance carriers, not the Company, to pay the Company’s pro rata share.

The Company, and virtually all of the approximately 260 other issuer defendants who were eligible to participate, elected to participate in the settlement. Although the Company believed that the claims alleged in the lawsuits were primarily directed at the underwriters and, as they relate to the Company, were without merit, the Company believed that the settlement was beneficial to the Company because it would have reduced the time, expense and risks of further litigation, particularly since virtually all the other issuer defendants elected to participate and the Company’s insurance carriers strongly supported the settlement.

On June 10, 2004, plaintiffs submitted to the court a Stipulation and Agreement of Settlement with Defendant Issuers and Individuals. On February 15, 2005, the court certified the proposed settlement class and preliminarily approved the settlement, subject to certain modifications, to which the parties agreed. On April 24, 2006, the court held a hearing for final approval of the settlement.

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 46

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On December 5, 2006, in response to an appeal by the underwriter defendants, the United States Court of Appeals for the Second Circuit reversed the district court’s certification of the classes in six related “focus cases” dealing with the offerings of other issuers. On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing. In the view of counsel for the issuers and the insurance carriers and the district court, the definition of the proposed settlement class embodied in the settlement was inconsistent with the Second Circuit’s ruling on class certification in the focus cases. Accordingly, the parties to the previously-negotiated settlement agreement terminated the settlement agreement. On June 28, 2007, the court entered a Stipulation and Order terminating the settlement.

On August 14, 2007, the plaintiffs filed amended complaints in the six “focus cases,” in which they proposed a new class definition, and on September 27, 2007, they moved for class certification. Briefing on the amended complaints was completed on January 28, 2008, and briefing on the motion for class certification is underway. At this point, it is impossible to determine whether a class will be certified.

Porex Corporation v. Kleanthis Dean Haldopoulos, Benjamin T. Hirokawa and Micropore Plastics, Inc.

On September 24, 2005, the Company’s subsidiary Porex Corporation filed a complaint in the Superior Court of Fulton County against two former employees of Porex, Dean Haldopoulos and Benjamin Hirokawa, and their corporation, Micropore Plastics, Inc. (“Micropore”), alleging misappropriation of Porex’s trade secrets and breaches of Haldopoulos’ and Hirokawa’s employment agreements, and seeking monetary and injunctive relief. The lawsuit was subsequently transferred to the Superior Court of DeKalb County, Georgia. On October 24, 2005, the defendants filed an Answer and Counterclaims against Porex. In the Answer and Counterclaims, the defendants allege that Porex breached non-disclosure and standstill agreements in connection with a proposed transaction between Porex and Micropore and engaged in fraud. The defendants also seek punitive damages and expenses of litigation. On February 13, 2006, the Superior Court granted a motion by the defendants for summary judgment with respect to Porex’s trade secret claims, ruling that those claims are barred by the statute of limitations. Porex appealed that ruling to the Georgia Court of Appeals and, on March 27, 2007, the Georgia Court of Appeals reversed the ruling of the Superior Court. On April 16, 2007, the defendants filed a petition for certiorari with the Georgia Supreme Court, requesting that the Georgia Supreme Court review and reverse the March 27, 2007 decision of the Court of Appeals. On June 25, 2007, the Georgia Supreme Court denied the defendants’ petition for certiorari. On or about July 31, 2007, the Georgia Court of Appeals formally returned the case to the Superior Court for further proceedings, and the parties are proceeding with discovery. Porex is continuing to seek to vigorously enforce its rights in this litigation.

Other Legal Proceedings

In the normal course of business, the Company is involved in various other claims and legal proceedings. While the ultimate resolution of these matters, and those discussed above, has yet to be determined, the Company does not believe that their outcome will have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

Leases

During 2004, the Company entered into a ten-year and ten-month lease agreement for its WebMD Segments headquarters in New York, New York. In connection with this lease the Company received ten months of rent abatement and a landlord contribution totaling $5,393 in connection with leasehold

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ANNEX B-1 – PAGE 47

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

improvements. The Company recorded $4,854 as a deferred rent credit during 2005 related to this contribution and the remaining $539 during 2006. The balance of this deferred rent credit was $3,941 and $4,439 as of December 31, 2007 and 2006, respectively. According to the terms of the lease, the Company began making payments in December 2005. Payments will increase approximately 2% per annum with a one-time increase in December 2010 of approximately 15%. The lease terminates on November 30, 2015; however, the Company may exercise a five year renewal option at its discretion.

The Company leases its offices and other facilities under operating lease agreements that expire at various dates through 2015. Total rent expense for all operating leases was approximately $7,918, $12,266 and $13,063 in 2007, 2006 and 2005, respectively. Included in other long-term liabilities as of December 31, 2007 and 2006 were $9,278 and $7,888, respectively, related to lease incentives and the difference between rent expense and the rental amount payable for leases with fixed escalations.

Future minimum lease commitments under non-cancelable lease agreements at December 31, 2007 were as follows:

Years Ending December 31,

2008	$7,238
2009	7,260
2010	7,011
2011	5,437
2012	3,998
Thereafter	10,995

Total minimum lease payments	$41,939

Other Contingencies

The Company provides certain indemnification provisions within its license agreements to protect the other party from any liabilities or damages resulting from a claim of misappropriation or infringement by third parties relating to its products and services. The Company has not incurred a liability relating to any of these indemnification provisions in the past and management believes that the likelihood of any future payment relating to these provisions is unlikely. Therefore, the Company has not recorded a liability during any period for these indemnification provisions.

13.	Stock-Based Compensation

The Company has various stock-based compensation plans (collectively, the “Plans”) under which directors, officers and other eligible employees receive awards of options to purchase HLTH Common Stock and restricted shares of HLTH Common Stock. Additionally, WHC has two similar stock-based compensation plans that provide for stock options and restricted stock awards based on WHC Class A Common Stock. The Company also maintains an Employee Stock Purchase Plan which provides employees with the ability to buy shares of HLTH Common Stock at a discount. The following sections of this note summarize the activity for each of these plans.

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HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

HLTH Plans

The Company had an aggregate of 5,726,256 shares of HLTH Common Stock available for future grants under the Plans as of December 31, 2007. In addition to the Plans, the Company has granted options to certain directors, officers and key employees pursuant to individual stock option agreements. At December 31, 2007, there were options to purchase 4,139,881 shares of HLTH Common Stock outstanding to these individuals. The terms of these grants are similar to the terms of the options granted under the Plans and accordingly, the stock option activity of these individuals is included in all references to the Plans. Beginning in April 2007, shares are issued from treasury stock when options are exercised or restricted stock is granted. Prior to this time, new shares were issued in connection with these transactions.

Stock Options

Generally, options under the Plans vest and become exercisable ratably over a three to five year period based on their individual grant dates subject to continued employment on the applicable vesting dates. The majority of options granted under the Plans expire within ten years from the date of grant. Options are granted at prices not less than the fair market value of HLTH Common Stock on the date of grant. The following table summarizes activity for the Plans for the years ended December 31, 2007, 2006 and 2005:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise Price	Contractual Life	Intrinsic
	Shares	Per Share	(In Years)	Value(1)

Outstanding at January 1, 2005	106,257,252	$12.44
Granted	3,920,913	9.03
Exercised	(9,235,018)	4.81
Cancelled	(12,760,052)	13.37

Outstanding at December 31, 2005	88,183,095	12.96
Granted	9,845,500	10.10
Exercised	(20,277,247)	7.40
Cancelled	(14,151,477)	14.08

Outstanding at December 31, 2006	63,599,871	14.04
Granted	170,000	12.86
Exercised	(12,081,643)	10.08
Cancelled	(4,394,651)	22.82

Outstanding at December 31, 2007	47,293,577	$14.35	3.8	$86,768

Vested and exercisable at the end of the year	41,266,988	$14.98	3.2	$66,445

(1)	The aggregate intrinsic value is based on the market price of HLTH’s Common Stock on December 31, 2007, which was $13.40, less the applicable exercise price of the underlying option. This aggregate intrinsic value represents the amount that would have been realized if all of the option holders had exercised their options on December 31, 2007.

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HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information with respect to options outstanding and options exercisable at December 31, 2007:

	Outstanding			Exercisable
			Weighted		Weighted
		Weighted	Average		Average
		Average	Remaining		Exercise
		Exercise Price	Contractual Life		Price Per
Exercise Prices	Shares	Per Share	(In Years)	Shares	Share

$0.68-$8.55	5,185,877	$6.52	5.3	4,000,998	$6.29
$8.58-$9.88	6,661,016	8.85	6.7	4,671,339	8.75
$9.89-$11.55	5,394,666	11.47	2.7	5,236,893	11.49
$11.60-$12.50	5,405,950	11.97	6.7	2,761,690	12.09
$12.54-$13.50	6,287,297	13.00	2.6	6,287,297	13.00
$13.63-$15.20	3,112,565	14.20	1.9	3,062,565	14.21
$15.38-$16.06	4,951,000	16.06	2.5	4,951,000	16.06
$16.13-$20.00	5,059,878	17.96	2.4	5,059,878	17.96
$20.50-$94.69	5,235,328	31.15	2.1	5,235,328	31.15

	47,293,577	$14.35	3.8	41,266,988	$14.98

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, considering the assumptions noted in the following table. Expected volatility is based on implied volatility from traded options of HLTH Common Stock combined with historical volatility of HLTH Common Stock. Prior to January 1, 2006, only historical volatility was considered. The expected term represents the period of time that options are expected to be outstanding following their grant date, and was determined using historical exercise data. The risk-free rate is based on the U.S. Treasury yield curve for periods equal to the expected term of the options on the grant date.

	Years Ended December 31,
	2007	2006	2005

Expected dividend yield	0%	0%	0%
Expected volatility	0.31	0.37	0.50
Risk-free interest rate	4.67%	4.54%	3.48%
Expected term (years)	3.94	4.46	3.25-5.50
Weighted average fair value of options granted during the year	$4.01	$3.79	$3.68

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ANNEX B-1 – PAGE 50

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restricted Stock Awards

HLTH Restricted Stock consists of shares of HLTH Common Stock which have been awarded to employees with restrictions that cause them to be subject to substantial risk of forfeiture and restrict their sale or other transfer by the employee until they vest. Generally, HLTH Restricted Stock awards vest ratably over a three to five year period from their individual award dates subject to continued employment on the applicable vesting dates. The following table summarizes the activity of non-vested HLTH Restricted Stock for the years ended December 31, 2007, 2006 and 2005:

	Years Ended December 31,
	2007		2006		2005
		Weighted		Weighted		Weighted
		Average		Average		Average
		Grant Date		Grant Date		Grant Date
	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value

Balance at the beginning of the year	2,300,846	$10.44	1,042,557	$8.24	1,637,609	$8.02
Granted	—	—	2,298,010	10.66	239,000	9.38
Vested	(967,881)	10.14	(562,575)	8.39	(481,716)	8.04
Forfeited	(92,668)	9.50	(477,146)	9.13	(352,336)	8.26

Balance at the end of the year	1,240,297	$10.74	2,300,846	$10.44	1,042,557	$8.24

Proceeds received from the exercise of options to purchase HLTH Common Stock were $121,725, $150,065 and $44,456 for the years ended December 31, 2007, 2006 and 2005, respectively. The intrinsic value related to the exercise of these stock options, as well as the fair value of shares of HLTH Restricted Stock that vested was $67,393, $92,574 and $46,756 for the years ended December 31, 2007, 2006 and 2005, respectively.

WebMD Plans

During September 2005, WHC adopted the 2005 Long-Term Incentive Plan (the “WHC Plan”). In connection with the acquisition of Subimo in December 2006, WHC adopted the WebMD Health Corp. Long-Term Incentive Plan for Employees of Subimo (the “Subimo Plan”). The terms of the Subimo Plan are similar to the terms of the WHC Plan but it has not been approved by WHC stockholders. Awards under the Subimo Plan were made on the date of the Company’s acquisition of Subimo in reliance on the NASDAQ Global Select Market exception to shareholder approval for equity grants to new hires. No additional grants will be made under the Subimo Plan. The WHC Plan and the Subimo Plan are included in all references as the “WebMD Plans.” The maximum number of shares of WHC Class A Common Stock that may be subject to options or restricted stock awards under the WebMD Plans is 9,480,574, subject to adjustment in accordance with the terms of the WebMD Plans. WHC had an aggregate of 2,701,478 shares of Class A Common Stock available for future grants under the WebMD Plans at December 31, 2007.

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HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Options

Generally, options under the WebMD Plans vest and become exercisable ratably over a four year period based on their individual grant dates subject to continued employment on the applicable vesting dates. The options granted under the WebMD Plans expire within ten years from the date of grant. Options are granted at prices not less than the fair market value of WHC’s Class A Common Stock on the date of grant. The following table summarizes activity for the WebMD Plans for the years ended December 31, 2007, 2006 and 2005:

		Weighted	Weighted Average
		Average	Remaining	Aggregate
		Exercise Price	Contractual Life	Intrinsic
	Shares	Per Share	(In Years)	Value(1)

Outstanding at January 1, 2005	—	$—
Granted	4,574,900	18.31
Cancelled	(41,800)	17.50

Outstanding at December 31, 2005	4,533,100	18.31
Granted	1,683,700	38.16
Exercised	(291,154)	18.05
Cancelled	(523,863)	27.84

Outstanding at December 31, 2006	5,401,783	23.59
Granted	998,850	47.49
Exercised	(684,909)	20.96
Cancelled	(695,173)	31.80

Outstanding at December 31, 2007	5,020,551	$27.56	8.3	$74,102

Vested and exercisable at the end of the year	1,382,091	$20.41	7.9	$28,599

(1)	The aggregate intrinsic value is based on the market price of WHC’s Class A Common Stock on December 31, 2007, which was $41.07, less the applicable exercise price of the underlying option. This aggregate intrinsic value represents the amount that would have been realized if all of the option holders had exercised their options on December 31, 2007.

The following table summarizes information with respect to options outstanding and options exercisable at December 31, 2007:

	Outstanding			Exercisable
			Weighted		Weighted
		Weighted	Average		Average
		Average	Remaining		Exercise
		Exercise Price	Contractual Life		Price Per
Exercise Prices	Shares	Per Share	(In Years)	Shares	Share

$17.50	2,891,630	$17.50	7.7	1,137,776	$17.50
$24.00-$38.01	686,731	33.19	8.4	187,967	31.88
$38.03-$42.98	634,890	40.43	8.9	45,548	39.93
$43.09-$51.48	627,950	47.34	9.5	10,800	45.32
$51.50-$61.35	179,350	53.52	9.5	—	—

	5,020,551	$27.56	8.3	1,382,091	$20.41

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HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, considering the assumptions noted in the following table. Prior to August 1, 2007, expected volatility was based on implied volatility from traded options of stock of comparable companies combined with historical stock price volatility of comparable companies. Beginning on August 1, 2007, expected volatility is based on implied volatility from traded options of WHC Class A Common Stock combined with historical volatility of WHC Class A Common Stock. The expected term represents the period of time that options are expected to be outstanding following their grant date, and was determined using historical exercise data of WHC employees who were previously granted HLTH stock options. The risk-free rate is based on the U.S. Treasury yield curve for periods equal to the expected term of the options on the grant date.

	Years Ended December 31,
	2007	2006	2005

Expected dividend yield	0%	0%	0%
Expected volatility	0.44	0.60	0.60
Risk-free interest rate	4.25%	4.69%	4.05%
Expected term (years)	3.40	3.24	3.25-5.50
Weighted average fair value of options granted during the year	$17.26	$17.33	$8.75

Restricted Stock Awards

WHC Restricted Stock consists of shares of WHC Class A Common Stock which have been awarded to employees with restrictions that cause them to be subject to substantial risk of forfeiture and restrict their sale or other transfer by the employee until they vest. Generally, WHC Restricted Stock awards vest ratably over a four year period from their individual award dates subject to continued employment on the applicable vesting dates. The following table summarizes the activity of non-vested WHC Restricted Stock for the years ended December 31, 2007, 2006 and 2005:

	Years Ended December 31,
	2007		2006		2005
		Weighted		Weighted		Weighted
		Average		Average		Average
		Grant Date		Grant Date		Grant Date
	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value

Balance at the beginning of the year	441,683	$25.49	376,621	$17.55	—	$—
Granted	71,700	47.02	184,710	39.50	376,621	17.55
Vested	(104,809)	21.92	(94,418)	17.61	—	—
Forfeited	(100,852)	32.42	(25,230)	39.00	—	—

Balance at the end of the year	307,722	$29.46	441,683	$25.49	376,621	$17.55

Proceeds received from the exercise of options to purchase WHC Class A Common Stock were $14,355 and $5,257 for the years ended December 31, 2007 and 2006, respectively. The intrinsic value related to the exercise of these stock options, as well as the fair value of shares of WHC Restricted Stock that vested was $24,821 and $9,115 for the years ended December 31, 2007 and 2006, respectively.

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HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Employee Stock Purchase Plan

The Company’s 1998 Employee Stock Purchase Plan, as amended from time to time (the “ESPP”), allows eligible employees the opportunity to purchase shares of HLTH Common Stock through payroll deductions, up to 15% of a participant’s annual compensation with a maximum of 5,000 shares available per participant during each purchase period. The purchase price of the stock is 85% of the fair market value on the last day of each purchase period. As of December 31, 2007, a total of 8,075,172 shares of HLTH Common Stock were reserved for issuance under the ESPP. The ESPP provides for annual increases equal to the lesser of 1,500,000 shares, 0.5% of the outstanding common shares, or a lesser amount determined by the Board of Directors. There were 69,800, 274,378 and 383,658 shares issued under the ESPP during the years ended December 31, 2007, 2006 and 2005, respectively.

Other

At the time of the WHC initial public offering and each year on the anniversary of the IPO, WHC issued shares of WHC Class A Common Stock to each non-employee director with a value equal to their annual board and committee retainers. The Company recorded $340, $340 and $85 of stock-based compensation expense during the years ended December 31, 2007, 2006 and 2005, respectively, in connection with these issuances.

Additionally, the Company recorded $1,094 and $69 of stock-based compensation expense during 2007 and 2006, respectively, in connection with a stock transferability right for shares required to be issued in connection with the acquisition of Subimo by WHC.

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ANNEX B-1 – PAGE 54

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summary of Stock-Based Compensation Expense

The following table summarizes the components and classification of stock-based compensation expense:

	Years Ended December 31,
	2007	2006	2005

HLTH Plans:
Stock options	$11,310	$20,685	$462
Restricted stock	7,231	5,635	3,318
WebMD Plans:
Stock options	14,006	17,810	—
Restricted stock	2,768	3,736	874
Employee Stock Purchase Plan	162	406	—
Other	1,455	409	85

Total stock-based compensation expense	$36,932	$48,681	$4,739

Included in:
Cost of operations	$5,063	$11,541	$—
Sales and marketing	5,056	7,461	—
General and administrative	22,533	23,143	4,713
Gain on 2006 EBS Sale	—	30	—
Equity in earnings of EBS Master LLC	2,107	310	—

Income from continuing operations	34,759	42,485	4,713
(Loss) income from discontinued operations, net of tax	2,173	6,196	26

Total stock-based compensation expense	$36,932	$48,681	$4,739

Tax benefits attributable to stock-based compensation expense were only realized in certain states in which the Company does not have operating loss carryforwards because a valuation allowance was maintained for substantially all net deferred tax assets. As of December 31, 2007, approximately $23,480 and $39,840 of unrecognized stock-based compensation expense related to unvested awards (net of estimated forfeitures) is expected to be recognized over a weighted-average period of approximately 1.2 years and 1.6 years, related to the HLTH Plans and the WHC Plans, respectively.

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ANNEX B-1 – PAGE 55

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes pro forma net income and net income per common share as if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (including non-cash stock-based compensation expense related to discontinued operations) for the year ended December 31, 2005:

Year Ended
December 31, 2005

Net income as reported	$68,811
Add:
Non-cash stock-based employee compensation expense included in reported net income	4,739
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(37,218)

Pro forma net income	$36,332

Net income per common share:
Basic and diluted — as reported	$0.20

Basic — pro forma	$0.11

Diluted — pro forma	$0.10

14.	Retirement Plans

The Company maintains various defined contribution retirement plans covering substantially all of its employees. During 2005, the Company amended one of the defined contribution retirement plans to provide for Company matching contributions. Certain of these plans provide for discretionary contributions and, as a result of this amendment, substantially all of the plans provide for Company matching contributions. The Company has recorded expenses related to these plans of $1,116, $1,746 and $1,154 for 2007, 2006 and 2005, respectively.

15.	Stockholders’ Equity

Common Stock

Repurchased shares are recorded under the cost method and are reflected as treasury stock in the accompanying consolidated balance sheets.

Tender Offers

On October 20, 2006, the Company commenced a tender offer to purchase shares of its common stock (“2006 Tender Offer”). On December 4, 2006, the 2006 Tender Offer was completed and, as a result, the Company repurchased 129,234,164 shares of its common stock at a price of $12.00 per share. The total cost of the 2006 Tender Offer was approximately $1,552,120, which includes approximately $1,309 of costs directly attributable to the purchase.

On November 23, 2005, the Company commenced a tender offer to purchase shares of its common stock (“2005 Tender Offer”). On December 21, 2005, the 2005 Tender Offer was completed and, as a result, the Company repurchased 66,905,919 shares of its common stock at a price of $8.20 per share. The total cost of

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HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the 2005 Tender Offer was approximately $549,268, which includes approximately $640 of costs directly attributable to the purchase.

Stock Repurchase Programs

On January 23, 2006, the Company announced the authorization of a stock repurchase program (the “2006 Repurchase Program”), at which time the Company was authorized to use up to $48,000 to purchase shares of its common stock, from time to time, in the open market, through block trades or in private transactions, depending on market conditions and other factors. On February 8, 2006, the maximum aggregate amount authorized for purchases under the 2006 Repurchase Program was increased to $68,000 and was then further increased on March 28, 2006 to $83,000. During 2006, 7,329,305 shares were repurchased under the 2006 Repurchase Program at a cost of approximately $71,843. In December 2006, the Company terminated the 2006 Repurchase Program and announced a new stock repurchase program (“New Repurchase Program”). Under the New Repurchase Program, the Company is authorized to use up to $100,000 to purchase shares of HLTH’s Common Stock from time to time beginning on December 19, 2006, subject to market conditions. As of December 31, 2007 and 2006, respectively, the Company had repurchased 4,280,931 and 910,940 shares at a cost of approximately $58,447 and $11,324 under the New Repurchase Program.

On March 29, 2001, the Company announced a stock repurchase program. Under that program, the Company was originally authorized to use up to $50,000 to purchase shares of HLTH’s Common Stock from time to time beginning on April 2, 2001, subject to market conditions. The maximum aggregate amount of purchases under that program was subsequently increased to $100,000, $150,000, $200,000 and $345,000 on November 2, 2001, November 7, 2002, August 19, 2004 and November 1, 2005, respectively. As of December 31, 2005, the Company had repurchased 29,126,986 shares at a cost of approximately $159,714 under that program, of which 2,541,000 shares were repurchased during 2005 for an aggregate purchase price of $21,246 and 4,272,630 shares were repurchased during 2004 for an aggregate purchase price of $32,110. On November 23, 2005, in connection with the 2005 Tender Offer, the Company announced the termination of the Program.

Preferred Stock

On September 23, 2004, two related proposals were approved at the Company’s annual meeting of stockholders. The first proposal reduced the number of authorized shares of the Company’s Convertible Redeemable Exchangeable Preferred Stock from 5,000,000 to 10,000. The other proposal authorized the Company’s Board of Directors to approve the issuance of up to 4,990,000 shares of preferred stock from time to time in one or more series, to establish from time to time the number of shares to be included in any such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof. No shares have been issued pursuant to that authority and the 10,000 shares of Convertible Redeemable Exchangeable Preferred Stock were the only shares of preferred stock of the Company that were issued and outstanding and then converted in 2007. For a description of the Company’s Convertible Redeemable Exchangeable Preferred Stock, see Note 7.

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ANNEX B-1 – PAGE 57

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Warrants

At December 31, 2007, the Company had warrants outstanding to purchase 2,440,838 shares of common stock which are all vested and exercisable. The following table summarizes information with respect to warrants outstanding at December 31, 2007:

			Weighted Average
		Weighted	Remaining
		Average	Contractual Life
Exercise Prices	Shares	Exercise Price	(In Years)

$9.25	2,408,908	$9.25	0.35
$30.00	31,930	30.00	0.94

	2,440,838	$9.52	0.36

During 2007 and 2005, warrants to purchase a total of 4,971 shares and 1,416,668 shares, of the Company’s Common Stock at a weighted average exercise price of $6.43 per share and $1.53 per share, respectively, were exercised. In 2006 there were no exercises of warrants. Also during 2007, 2006 and 2005, warrants to purchase a total of 3,014,229 shares, 100,000 shares and 599,197 shares, of the Company’s Common Stock at a weighted average price of $15.03 per share, $38.13 per share and $8.04 per share, respectively, expired.

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ANNEX B-1 – PAGE 58

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets (liabilities) were as follows:

	December 31,
	2007	2006

Deferred tax assets:
Federal net operating loss carryforwards	$427,007	$418,391
State net operating loss carryforwards	59,024	67,316
Federal tax credits	28,809	33,963
Other accrued expenses	40,142	27,842
Stock-based compensation	18,610	12,230
Investment in EBS Master LLC	19,950	30,072
Intangible assets	12,313	14,173
Other	10,118	8,688

Total deferred tax assets	615,973	612,675
Valuation allowance	(503,900)	(554,204)

Net deferred tax assets	112,073	58,471

Deferred tax liabilities:
Goodwill	(8,855)	(5,233)
Convertible notes	(52,206)	(36,506)
Other	(356)	(668)

Total deferred tax liabilities	(61,417)	(42,407)

Net deferred tax assets	$50,656	$16,064

	December 31,
	2007	2006

Current deferred tax assets, net:
Current deferred tax assets, net of deferred tax liabilities	$58,396	$28,310
Valuation allowance	(47,770)	(28,310)

Current deferred tax assets, net	10,626	—

Non-current deferred tax assets, net:
Non-current deferred tax assets, net of deferred tax liabilities	496,160	541,958
Valuation allowance	(456,130)	(525,894)

Non-current deferred tax assets, net	40,030	16,064

Net deferred tax assets	$50,656	$16,064

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 59

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The income tax (benefit) provision was as follows:

	Years Ended December 31,
	2007	2006	2005

Current:
Federal	$(366)	$7,494	$(5,610)
State and other	(2,199)	16,054	(807)

Current income tax (benefit) provision	(2,565)	23,548	(6,417)
Deferred:
Federal	(13,012)	(3,526)	3,812
State	308	(403)	435

Deferred income tax (benefit) provision	(12,704)	(3,929)	4,247
Reversal of valuation allowance applied to goodwill	2,610	30,770	—
Reversal of valuation allowance applied to additional paid-in capital	3,918	—	—

Total income tax (benefit) provision	$(8,741)	$50,389	$(2,170)

The reconciliation between the federal statutory rate and the effective income tax rate is as follows:

	Years Ended December 31,
	2007	2006	2005

United States federal statutory rate	35.0%	35.0%	35.0%
State income taxes (net of federal benefit)	20.8	1.2	0.4
Goodwill amortization	—	(0.8)	(12.2)
Gain on 2006 EBS Sale	(17.3)	14.1	—
Minority interest	11.2	—	0.8
Valuation allowance	(124.9)	(84.5)	37.2
Cumulative effect of change in tax rate	—	—	(68.0)
Non-deductible officer compensation	6.3	1.0	1.6
Settlement of tax contingencies	(1.7)	(0.6)	(18.1)
Reversal of valuation allowance applied to goodwill	7.8	7.2	—
Reversal of valuation allowance applied to additional paid-in capital	11.8	—	—
Losses benefited to discontinued operations	20.1	40.0	14.1
Other	4.7	(0.9)	2.8

Effective income tax rate	(26.2)%	11.7%	(6.4)%

Until the quarter ended December 31, 2007, a full valuation allowance had been provided against all domestic net deferred tax assets, except for a deferred tax liability originating from the Company’s business combinations that resulted in tax-deductible goodwill which is indefinite as to when such liability will reverse. During the quarter ended December 31, 2007, after consideration of the relevant positive and negative evidence, the Company reversed $24,652 of its valuation allowance, of which $16,327 reversed through the tax provision and the remainder primarily reversed through discontinued operations.

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 60

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The valuation allowance for deferred tax assets decreased by $50,304 and $369,951 in 2007 and 2006, respectively. The reduction in the valuation allowance in 2006 primarily relates to the utilization of net operating losses to offset the gain on the EPS Sale and the 2006 EBS Sale.

At December 31, 2007, the Company had net operating loss carryforwards for federal income tax purposes of approximately $1.3 billion, which expire in 2011 through 2028, and federal tax credits of approximately $34,022, which excludes the impact of any unrecognized tax benefits, which expire in 2008 through 2028. Approximately $440,424 and $29,739 of these net operating loss carryforwards were recorded through additional paid-in capital and goodwill, respectively. Therefore, if in the future the Company believes that it is more likely than not that these tax benefits will be realized, this portion of the valuation allowance will be reversed against additional paid-in capital and goodwill, respectively.

The Company uses the “with-and-without” approach as described in EITF Topic No. D-32 in determining the order in which tax attributes are utilized. Using the “with-and-without” approach, the Company will only recognize a tax benefit from stock-based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized. As a result of this approach, tax net operating loss carryforwards generated from operations and acquired entities are considered utilized before the current period’s share-based deduction.

The Company has excess tax benefits, related to stock option exercises subsequent to the adoption of SFAS 123(R) of $147,140 that are not recorded as a deferred tax asset as the amounts would not have resulted in a reduction in current taxes payable as all other tax attributes currently available to the Company were utilized. The benefit of these deductions will be recorded to additional paid-in capital at the time the tax deduction results in a reduction of current taxes payable.

A portion of net operating loss carryforwards and tax credit carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods due to the “change of ownership” provisions of the Internal Revenue Code and similar state provisions. A portion of these carryforwards may expire before becoming available to reduce future income tax liabilities.

The income taxes for 2007 and 2006 include a provision for federal taxes of $2,565 and $28,783, respectively, that has not been reduced by the decrease in valuation allowance as these tax benefits were acquired through business combinations. In addition, in 2005 the Joint Committee of the Internal Revenue Service completed its review of claims related to 2001 and 2002. The 2005 federal tax benefit reflects approximately $5,610 of a reduction in tax expense primarily as a result of the reevaluation of our liabilities and contingencies in light of the completion of the review.

Some of the Company’s operating companies are profitable in certain states in which the Company does not have net operating losses to offset that income, or are utilizing net operating losses established through additional paid-in capital. Accordingly, the Company provided for taxes of $2,860, $19,330, and $544 related to state and other jurisdictions during 2007, 2006 and 2005, respectively. In addition, the income tax expense in 2007 and 2006 includes a provision for state taxes of $45 and $1,987, respectively, that has not been reduced by the decrease in valuation allowance as these tax benefits were acquired through business combinations. The state tax provision in 2007, 2006 and 2005 also reflects approximately $1,138, $3,446 and $1,511, respectively, of a reduction in tax expense related to discrete items associated with the reversal of contingencies for various statute expirations.

As of January 1, 2007 and December 31, 2007, the Company had unrecognized income tax benefits, including those of its discontinued operations, of $12,044 and $11,529, which if recognized, would result in $6,831 and $6,315, respectively, being reflected as a component of the income tax provision. Included in the

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 61

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

unrecognized income tax benefits as of January 1, 2007 and December 31, 2007 are accrued interest and penalties of $1,135 and $978, respectively. If recognized, these benefits would be reflected as a component of the income tax (benefit) provision. The following table summarizes the activity of unrecognized tax benefits, excluding accrued interest and penalties, for the year ended December 31, 2007:

Balance at January 1, 2007	$10,909
Increases related to prior year tax positions	140
Increases related to current year tax positions	1,364
Settlements with tax authorities	(769)
Expiration of the statute of limitations for the assessment of taxes	(1,093)

Balance at December 31, 2007	$10,551

Although the Company files U.S. federal, and various state and other tax returns, the major taxing jurisdiction is the U.S. The Company is currently under audit in a number of state and local taxing jurisdictions and will have statutes of limitations with respect to certain tax returns expiring within the next twelve months. As a result, it is reasonably possible that a reduction in the unrecognized income tax benefits, prior to any annual increase, may occur from $1,400 to $1,500 within the next twelve months. With the exception of adjusting net operating loss carryforwards that may be utilized, the Company is no longer subject to federal income tax examinations for tax years before 2004 and for state and local income tax examinations for years before 2002.

17.	Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments.” The estimated fair values have been determined using available market information as of December 31, 2007. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

	December 31, 2007		December 31, 2006
	Cost Basis	Fair Value	Cost Basis	Fair Value

Assets:
Cash and cash equivalents	$536,879	$536,879	$614,691	$614,691
Short-term investments	290,858	290,858	34,140	34,140
Marketable securities — long term	1,473	2,383	1,474	2,633
Liabilities:
Convertible notes	650,000	654,083	650,000	636,996
Convertible redeemable exchangeable preferred stock	—	—	98,768	132,500

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 62

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In accordance with the requirements of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” below is a summary of the fair value, gains and losses relating to the Company’s investments in debt and equity securities:

	December 31, 2007				December 31, 2006
	Cost or	Gross	Gross		Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized		Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value	Cost	Gains	Losses	Fair Value

Short-Term:
Auction rate securities	$269,500	$—	$—	$269,500	$29,500	$—	$—	$29,500
Settlement due from broker	20,000	—	—	20,000	—	—	—	—
Certificate of deposits and other	1,358	—	—	1,358	4,640	—	—	4,640

Total short-term	$290,858	$—	$—	$290,858	$34,140	$—	$—	$34,140

Long-Term:
Equity securities	$1,473	$912	$2	$2,383	$1,474	$1,161	$2	$2,633

As of December 31, 2007 and 2006, all of the Company’s investments were classified as available-for-sale. As reflected in the table above, the Company’s investment portfolio includes investments in auction rate securities (“ARS”). The types of ARS investments that the Company owns are backed by student loans, almost all of which are guaranteed under the Federal Family Education Loan Program (FFELP), and all of which had credit ratings of AAA or Aaa when purchased. Refer to Note 23 for a discussion regarding recent developments with respect to the Company’s ARS investments.

During 2007 and 2006, the Company did not realize any gains or losses from the sales and maturities of its investments. During 2005, the Company sold investments in available-for-sale marketable debt securities for total proceeds of $1,063,606 which are included in proceeds from maturities and sales of available-for-sale securities in the accompanying consolidated statements of cash flows. The Company realized a total gain of $1,961 and realized a total loss of $8,326 in connection with these sales. These gains and losses have been included in other income (expense), net in the accompanying consolidated statements of operations, for the year ended December 31, 2005. Prior to the recognition of this loss, any excess of book value over the market value of these investments was reflected in accumulated other comprehensive income in the accompanying consolidated balance sheets.

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 63

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Other Income (Expense), Net

Other income (expense), net consists of the following items:

	Years Ended December 31,
	2007	2006	2005

Transition service fees(a)	$5,833	$2,524	$—
Reduction of tax contingencies(b)	1,497	—	—
Legal expense(c)	(1,397)	(2,578)	(17,835)
Advisory expense(d)	(2,527)	(4,198)	—
Loss on investments(e)	—	—	(6,365)
Loss on redemption of convertible note(f)	—	—	(1,902)
Settlement of litigation(g)	—	—	(1,863)

Other income (expense), net	$3,406	$(4,252)	$(27,965)

(a)	Represents the net fees received from Sage Software and EBSCo in relation to their respective transition services agreements.

(b)	Represents the reduction of certain sales and use tax contingencies resulting from the expiration of various statutes.

(c)	Represents the costs and expenses incurred by the Company related to the investigation by the United States Attorney for the District of South Carolina and the SEC.

(d)	In 2007, represents professional fees, primarily consisting of legal, accounting and financial advisory services incurred by the Company related to the potential merger of HLTH into WHC and the related 2008 EBSCo Sale. In 2006, represents similar professional fees related to the 2006 EBS Sale through September 26, 2006, the date the Company entered into a definitive agreement with General Atlantic regarding the 2006 EBS Sale.

(e)	Represents the loss recognized related to the sale of marketable securities.

(f)	Represents a write-off of the remaining unamortized deferred issuance costs related to the portion of the 3 1/4% Notes that were redeemed, and the payment of the redemption premium.

(g)	Represents the settlement of litigation in 2005, in which the Company was named as a defendant.

19.	Related Party Transactions

In 2004, the Company’s WebMD Segments entered into an agreement with Fidelity Human Resources Services Company LLC (“FHRS”) to integrate WebMD’s private portals product into the services FHRS provides to its clients. FHRS provides human resources administration and benefit administration services to employers. The Company recorded revenue of $10,362, $7,802 and $2,960 in 2007, 2006 and 2005, respectively, and $1,544 and $2,145 were included in accounts receivable as of December 31, 2007 and 2006, respectively, related to the FHRS agreement. FHRS is an affiliate of FMR Corp, which reported beneficial ownership of shares that represent approximately 13.6% of HLTH’s Common Stock and approximately 16.5% of WHC Class A Common Stock as of December 31, 2007. Affiliates of FMR Corp. provide services to the Company in connection with certain of the Company’s 401(k) plans.

20.	Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive (loss) income. Other comprehensive (loss) income includes foreign currency translation adjustments and certain changes in equity

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 64

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

that are excluded from net income, such as changes in unrealized holding (losses) gains on available-for-sale marketable securities. The following table presents the components of other comprehensive (loss) income:

	Years Ended December 31,
	2007	2006	2005

Foreign currency translation gains (losses)	$3,318	$3,611	$(3,326)
Comprehensive loss of EBSCo.	(7,326)	—	—
Unrealized holding (losses) gains on securities:
Unrealized holding losses	(249)	(1,108)	(3,389)
Less: reclassification adjustment for net losses realized in net income	—	—	(6,365)

Net unrealized (losses) gains on securities	(249)	(1,108)	2,976

Other comprehensive (loss) income	(4,257)	2,503	(350)
Net income	19,879	771,917	68,811

Comprehensive income	$15,622	$774,420	$68,461

Included in comprehensive loss of EBSCo is the Company’s share of unrealized loss on the fair value of EBSCo’s interest rate swap agreements.

Deferred taxes are not included within accumulated other comprehensive income because a valuation allowance was maintained for substantially all net deferred tax assets.

Accumulated other comprehensive income includes:

	December 31,
	2007	2006	2005

Unrealized holding gains on securities	$910	$1,159	$2,267
Foreign currency translation gains	12,269	8,951	5,340
Comprehensive loss of EBSCo.	(7,326)	—	—

Total accumulated other comprehensive income	$5,853	$10,110	$7,607

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 65

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.	Supplemental Disclosures of Cash Flow Information

Supplemental information related to the consolidated statements of cash flows is summarized below:

	Years Ended December 31,
	2007	2006	2005

Supplemental Disclosure of Cash Flow Information:
Interest paid	$15,764	$15,821	$13,128

Taxes paid, net of refunds(a)	$27,375	$23,210	$5,727

Supplemental Schedule of Non-Cash Investing and Financing activities:
Conversion of convertible redeemable exchangeable preferred stock to HLTH Common Stock	$100,000	$—	$—

Accretion of convertible redeemable exchangeable preferred stock	$117	$235	$234

SAB 51 gain	$14,492	$16,779	$82,275

Conversion of $300,000 3 1/4% Convertible Subordinated Notes to HLTH Common Stock	$—	$—	$214,880

Deferred stock compensation related to restricted stock awards	$—	$—	$2,241

(a)	As the Company generally files its tax returns on a consolidated basis, taxes paid, net of refunds, includes all taxes paid by the Company, including those of the Company’s discontinued operations.

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 66

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.	Quarterly Financial Data (Unaudited)

The following table summarizes the quarterly financial data for 2007 and 2006. The per common share calculations for each of the quarters are based on the weighted average number of common shares for each period; therefore, the sum of the quarters may not necessarily be equal to the full year per common share amount.

	2007
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Revenue	$71,881	$77,197	$86,034	$96,581
Costs and expenses:
Cost of operations	28,618	28,997	30,021	29,645
Sales and marketing	22,868	21,928	22,462	26,387
General and administrative	28,445	26,951	25,715	23,210
Depreciation and amortization	6,325	7,239	7,390	7,302
Gain on 2006 EBS Sale	399	—	—	—
Interest income, net	4,965	5,484	6,204	6,789
Other income (expense), net	2,483	1,396	989	(1,462)

(Loss) income from continuing operations before income tax (benefit) provision	(6,528)	(1,038)	7,639	15,364
Income tax (benefit) provision	(231)	1,658	2,977	(13,145)
Minority interest in WHC	115	843	1,800	7,909
Equity in earnings of EBS Master LLC	7,099	7,575	8,005	5,887

Income from continuing operations	687	4,036	10,867	26,487
Income (loss) from discontinued operations, net of tax	5,015	(49,499)	5,704	16,582

Net income (loss)	$5,702	$(45,463)	$16,571	$43,069

Basic income (loss) per common share:
Income from continuing operations	$0.00	$0.02	$0.06	$0.15
Income (loss) from discontinued operations, net of tax	0.03	(0.27)	0.03	0.09

Net income (loss)	$0.03	$(0.25)	$0.09	$0.24

Diluted income (loss) per common share:
Income from continuing operations	$0.00	$0.02	$0.06	$0.13
Income (loss) from discontinued operations, net of tax	0.03	(0.26)	0.03	0.07

Net income (loss)	$0.03	$(0.24)	$0.09	$0.20

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 67

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2006
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Revenue	$231,200	$242,792	$252,580	$182,355
Costs and expenses:
Cost of operations	148,813	150,177	150,908	95,808
Sales and marketing	28,034	29,286	32,082	29,701
General and administrative	32,514	33,058	33,714	33,048
Depreciation and amortization	12,167	12,934	13,826	5,631
Gain on 2006 EBS Sale	—	—	—	352,297
Interest (expense) income, net	(280)	(244)	1,871	12,198
Other (expense) income, net	(542)	(2,347)	(2,809)	1,446

Income from continuing operations before income tax provision	8,850	14,746	21,112	384,108
Income tax provision (benefit)	1,821	2,596	3,428	42,544
Minority interest in WHC (loss) income	(472)	(121)	69	929
Equity in earnings of EBS Master LLC	—	—	—	763

Income from continuing operations	7,501	12,271	17,615	341,398
Income from discontinued operations, net of tax	8,089	9,815	362,852	12,376

Net income	$15,590	$22,086	$380,467	$353,774

Basic income per common share:
Income from continuing operations	$0.03	$0.04	$0.06	$1.33
Income from discontinued operations, net of tax	0.02	0.04	1.26	0.05

Net income	$0.05	$0.08	$1.32	$1.38

Diluted income per common share:
Income from continuing operations	$0.03	$0.04	$0.06	$1.12
Income from discontinued operations, net of tax	0.02	0.03	1.21	0.04

Net income	$0.05	$0.07	$1.27	$1.16

23.	Subsequent Events

Investment in Auction Rate Securities Backed by Federally Guaranteed Student Loans

As of February 21, 2008, the Company had approximately $1.45 billion in consolidated cash, cash equivalents and marketable securities, which includes approximately $364,000 of investments in certain ARS. Also as of this date, WHC had approximately $327,000 of the Company’s consolidated cash, cash equivalents and marketable securities, including approximately $169,000 of the Company’s consolidated ARS investments. The types of ARS investments that the Company owns are backed by student loans, 97% of which are guaranteed under the Federal Family Education Loan Program (FFELP), and all had credit ratings of AAA or Aaa when purchased. The Company and its subsidiaries do not own any other type of ARS investments.

The interest rates on these ARS investments are reset every 28 days by an auction process. Historically, these types of ARS investments have been highly liquid. In mid-February 2008, auctions for ARS investments backed by student loans failed, including auctions for the ARS investments held by the Company. The result of a failed auction is that these ARS investments continue to bear interest in accordance with their terms until

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 68

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the next successful auction; however, liquidity will be limited until there is a successful auction or until such time as other markets for these ARS investments develop. The Company believes that the underlying credit quality of the assets backing its ARS investments has not been impacted by the reduced liquidity of these ARS investments. As a result of these recent events, the Company is in the process of evaluating the extent of any impairment in its ARS investments resulting from the current lack of liquidity; however, the Company is not yet able to quantify the amount of any impairment. The Company believes that any lack of liquidity relating to its ARS investments will not have an impact on its ability to fund its current operations.

WHC Merger

On February 20, 2008, the Company and WHC entered into a Merger Agreement, pursuant to which the Company will merge into WHC ( the “WHC Merger”), with WHC continuing as the surviving company. In the WHC Merger, each outstanding share of Company common stock will be converted into 0.1979 shares of WHC common stock and $6.89 in cash, which cash amount is subject to a downward adjustment as described below (the “Merger Consideration”). The shares of WHC Class A Common Stock currently outstanding will remain outstanding and will be unchanged in the WHC Merger. The WHC Merger will eliminate both the controlling class of WHC stock held by the Company and WHC’s existing dual-class stock structure. The terms of the Merger Agreement were negotiated between the Company and a Special Committee of the Board of Directors of WHC. The Merger Agreement was approved by the Board of WHC based on the recommendations of the Special Committee and by the Board of the Company.

The cash portion of the Merger Consideration will be funded from cash and investments at WHC and the Company, and proceeds from the Company’s anticipated sales of its ViPS and Porex businesses. The cash portion of the Merger Consideration is subject to downward adjustment prior to the closing, based on the amount of proceeds received from the disposition of the Company’s investment in certain ARS, which, under the terms of the Merger Agreement, must be liquidated by the Company prior to closing of the WHC Merger. The Company cannot predict, at this time, the amount of such downward adjustment. See “Investment in Auction Rate Securities Backed by Federally Guaranteed Student Loans” above. If either ViPS or Porex has not been sold at the time the WHC Merger is ready to be consummated, WHC may issue up to $250,000 in redeemable notes to the stockholders of the Company in lieu of a portion of the cash consideration otherwise payable in the WHC Merger. The notes would bear interest at a rate of 11% per annum, payable in kind annually in arrears. The notes would be subject to mandatory redemption by WHC from the proceeds of the divestiture of the remaining ViPS or Porex business. The redemption price would be equal to the principal amount of the notes to be redeemed plus accrued but unpaid interest through the date of the redemption.

Completion of the WHC Merger is subject to: the Company and WHC receiving required stockholder approvals; a requirement that the surviving company have an amount of cash, as of the closing, at least equal to an agreed upon threshold, calculated in accordance with a formula contained in the Merger Agreement; completion of the sale by the Company of either ViPS or Porex and the sale of the Company’s ARS investments; and other customary closing conditions. The Company, which owns shares of WHC constituting approximately 96% of the total number of votes represented by outstanding shares, has agreed to vote its shares of WHC in favor of the WHC Merger. The transaction is expected to close in the second or third quarter of 2008.

Following the WHC Merger, WHC as the surviving corporation will assume the obligations of the Company under the Company’s 3 1/8% Convertible Notes due September 1, 2025 and the Company’s 1.75% Convertible Subordinated Notes due June 15, 2023 (“Convertible Notes”). In the event a holder of these Convertible Notes converts these Convertible Notes into shares of HLTH Common Stock pursuant to the terms of the applicable indenture prior to the effective time of the WHC Merger, those shares would be treated in the WHC Merger like all other shares of HLTH Common Stock. In the event a holder of the

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 69

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Convertible Notes converts those Convertible Notes pursuant to the applicable indenture following the effective time of the WHC Merger, those Convertible Notes would be converted into the right to receive the Merger Consideration payable in respect of the shares of HLTH Common Stock into which such Convertible Notes would have been convertible. For additional information regarding these Convertible Notes, see Note 8, above.

Sale of EBSCo

On February 8, 2008, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) and simultaneously completed the sale (the “2008 EBSCo Sale”) of its 48% minority ownership interest in EBSCo for $575,000 in cash to an affiliate of GA and affiliates of Hellman & Friedman, LLC (“H&F”). The Purchase Agreement contains representations and warranties and covenants that are customary for transactions of this type. The Company and WHC will be continuing their product development and marketing relationships with EBSCo. The Company expects to recognize a taxable gain on the 2008 EBSCo Sale and expects to utilize a portion of its federal NOL carryforward to offset a portion of the tax liability that would otherwise result from the 2008 EBSCo Sale. Under the existing Tax Sharing Agreement between the Company and WHC, the Company has agreed to reimburse WHC for any NOL carryforward attributable to WHC that is utilized by the Company in connection with this transaction. The amount of the NOL carryforward attributable to WHC to be utilized and the amount of the resulting reimbursement depend on numerous factors and cannot be determined at this time. This reimbursement obligation would be extinguished by the completion of the WHC Merger.

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE 70

Schedule II. Valuation and Qualifying Accounts

	Years Ended December 31, 2007, 2006 and 2005
	Balance at	Charged to
	Beginning	Costs and					Balance at
	of Year	Expenses	Acquired	Write-offs	Other		End of Year
	(In thousands)

December 31, 2007
Allowance for Doubtful Accounts	$956	$1,177	$—	$(968)	$—		$1,165
Valuation Allowance for Deferred Tax Assets	554,204	(42,953)	1,449	—	(8,800	)(c)	503,900
December 31, 2006
Allowance for Doubtful Accounts	6,245	1,852	229	(3,731)	(3,639	)(b)	956
Valuation Allowance for Deferred Tax Assets	924,155	(370,313)	362	—	—		554,204
December 31, 2005
Allowance for Doubtful Accounts	5,957	2,202	60	(1,974)	—		6,245
Valuation Allowance for Deferred Tax Assets	881,438	12,733	12,893	—	17,091	(a)	924,155

(a)	Represents valuation allowance created through equity as a result of stock option and warrant exercises.

(b)	Represents the sale of the Emdeon Business Services segment on November 16, 2006.

(c)	Represents valuation allowance released as a result of (i) the adoption of FIN 48, and (ii) stock option and warrant exercises, partially offset by the valuation allowance established relating to the Company’s share of unrealized loss on the fair value of EBSCo’s interest rate swap agreements.

HLTH 2007 Annual Report — Financial Statements Annex

ANNEX B-1 – PAGE S-1

ANNEX B-2

HLTH CORPORATION 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis of financial condition and results of operations, or MD&A, contains forward-looking statements with respect to possible events, outcomes or results that are, and are expected to continue to be, subject to risks, uncertainties and contingencies, including those identified in this Annex B-2 and in the “Risk Factors” included in the joint proxy statement/prospectus to which this Annex B-2 is attached. See “Forward-Looking Statements” in the joint proxy statement/prospectus to which this Annex B-2 is attached.

Except for adjustments to references to where to find the Consolidated Financial Statements of HLTH, the text of this MD&A is taken directly from the MD&A included in Exhibit 99.3 to the Current Report on Form 8-K filed by HLTH Corporation on June 29, 2008 and is for the same periods as the MD&A included in HLTH’s Annual Report on Form 10-K filed on February 29, 2008 (which we refer to as the 2007 Form 10-K); however, it reflects the reclassification of our ViPS and Porex segments to discontinued operations (see “— Introduction — Recent and Pending Corporate Transactions”) and reflects the reclassification of segment information for WebMD into two WebMD segments (see “— Results of Operations by Operating Segment”). While this MD&A reflects the reclassifications described above, it does not reflect any other events occurring after the filing of the 2007 Form 10-K on February 29, 2008.

Overview

Our MD&A is provided as a supplement to the Consolidated Financial Statements and notes thereto included in Annex B-1 above and to provide an understanding of our results of operations, financial condition and changes in financial condition. Our MD&A is organized as follows:

•	Introduction. This section provides a general description of our company, a brief discussion of our operating segments, descriptions of recent and pending corporate transactions and other significant developments, a summary of the acquisitions we completed during the last three years, background information on certain trends and strategies and a discussion on how our business is impacted by seasonality.

•	Critical Accounting Estimates and Policies. This section discusses those accounting policies that both are considered important to our financial condition and results of operations, and require us to exercise subjective or complex judgments in making estimates and assumptions. In addition, all of our significant accounting policies, including our critical accounting policies, are summarized in Note 1 to the Consolidated Financial Statements included in Annex B-1 above.

•	Results of Operations and Results of Operations by Operating Segment. These sections provide our analysis and outlook for the significant line items on our consolidated statements of operations, as well as other information that we deem meaningful to understand our results of operations on both a company-wide and a segment-by-segment basis.

•	Liquidity and Capital Resources. This section provides an analysis of our liquidity and cash flows and discussions of our contractual obligations and commitments, as well as our outlook on our available liquidity as of December 31, 2007.

•	Recent Accounting Pronouncements. This section provides a summary of the most recent authoritative accounting standards and guidance that have either been recently adopted or may be adopted in the future.

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In this MD&A, dollar amounts are in thousands, unless otherwise noted.

Introduction

HLTH Corporation is a Delaware corporation that was incorporated in December 1995 and commenced operations in January 1996 as Healtheon Corporation. We changed our name to Healtheon/WebMD Corporation in November 1999, to WebMD Corporation in September 2000, to Emdeon Corporation in October 2005 and to HLTH Corporation in May 2007. Our common stock began trading on the Nasdaq National Market under the symbol “HLTH” on February 11, 1999 and now trades under that symbol on the Nasdaq Global Select Market.

As of December 31, 2007, we owned approximately 84% of the aggregate amount of outstanding shares of WHC Class A Common Stock and Class B Common Stock and, accordingly, our consolidated financial statements reflect the minority shareholders’ 16% share of equity and net income of WHC.

On February 21, 2008, we announced our intention to divest our ViPS and Porex segments. As a result of our intention to divest these segments and our expectation that these divestitures will be completed within one year, we reflected these segments as discontinued operations within the consolidated financial statements contained in Exhibit 99.3.

On December 31, 2007, through WHC, we sold certain assets and liabilities of our medical reference publications and textbook publication business, including the publications ACP Medicine and ACS Surgery: Principles and Practice (which we collectively refer to as the ACS/ACP Business), to Decker Intellectual Properties Inc. and BC Decker Inc. Accordingly, the results of the ACS/ACP Business have been presented as discontinued operations in our consolidated financial statements for the years ended December 31, 2007, 2006 and 2005.

From November 16, 2006 to February 8, 2008, we owned 48% of EBS Master LLC (which we refer to as EBSCo), which owns Emdeon Business Services LLC. Emdeon Business Services LLC conducts the business that comprised our Emdeon Business Services segment until we sold a 52% interest in that business to an affiliate of General Atlantic LLC (which we refer to as GA) on November 16, 2006 (we refer to that transaction as the 2006 EBS Sale). In this MD&A, we use the names Emdeon Business Services and EBS to refer to the business owned by EBSCo and, with respect to periods prior to the consummation of the EBS Sale, to the reporting segment of our company. See “Background Information on Certain Trends and Strategies — Strategic Considerations Relating to the EPS Sale and the 2006 EBS Sale” below for background information regarding the 2006 EBS Sale.

On September 14, 2006, we completed the sale of our Emdeon Practice Services segment (which we refer to as EPS) to Sage Software, Inc. (which we refer to as Sage Software). We refer to this transaction in this MD&A as the EPS Sale. Accordingly, the results of EPS have been presented as discontinued operations in our consolidated financial statements for the years ended December 31, 2006 and 2005. Discontinued operations for the year ended December 31, 2007 consist of post-sale activities related to EPS, including litigation costs that were indemnified as part of the EPS Sale. See “— Introduction — Other Significant Developments” below with respect to this matter and see “Background Information on Certain Trends and Strategies — Strategic Considerations Relating to the EPS Sale and the 2006 EBS Sale” below for background information regarding the EPS Sale.

Segments

As a result of our intention to divest our ViPS and Porex segments, our only remaining operating segments are WebMD Online Services and WebMD Publishing and Other Services (which we refer to together, as our WebMD Segments). The following is a description of each of our current operating segments,

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our corporate segment and the EBS segment (which ceased being a separate segment in connection with the 2006 EBS Sale):

•	WebMD Online Services. WebMD owns and operates both public and private online portals. WebMD’s public portals enable consumers to become more informed about healthcare choices and assist them in playing an active role in managing their health. The public portals also enable physicians and other healthcare professionals to improve their clinical knowledge and practice of medicine, as well as their communication with patients. WebMD’s public portals generate revenue primarily through the sale of advertising and sponsorship products, including continuing medical education (which we refer to as CME) services. WebMD’s sponsors and advertisers include pharmaceutical, biotechnology, medical device and consumer products companies. WebMD provides information and services that enable employees and members, respectively, to make more informed benefit, treatment and provider decisions through WebMD’s private portals for employers and health plans. WebMD also provides related services for use by such employees and members, including lifestyle education and personalized telephonic health coaching as a result of the acquisition of Summex on June 13, 2006. WebMD generates revenue from its private portals through the licensing of these portals to employers and health plans either directly or through distributors. WebMD also distributes its online content and services to other entities and generates revenue from these arrangements through the sale of advertising and sponsorship products and content syndication fees. WebMD also provides e-detailing promotion and physician recruitment services for use by pharmaceutical, medical device and healthcare companies as a result of the acquisition of Medsite on September 11, 2006.

•	WebMD Publishing and Other Services. WebMD provides several offline products and services: The Little Blue Book, a physician directory; and WebMD the Magazine, a consumer-targeted publication launched in early 2005 that is distributed free of charge to physician office waiting rooms. WebMD generates revenue from sales of The Little Blue Book directories and advertisements in those directories, and sales of advertisements in WebMD the Magazine. WebMD also conducted in — person medical education through December 31, 2006, as a result of the acquisition of the assets of Conceptis Technologies, Inc. in December 2005. Until December 31, 2007, WebMD published ACP Medicine and ACS Surgery: Principles of Practice, its medical reference textbooks. WebMD sold this business in 2007 and it has now been reflected as a discontinued operation in our financial statements. WebMD’s Publishing and Other Services segment complements its Online Services segment and extends the reach of WebMD’s brand and WebMD’s influence among health-involved consumers and clinically-active physicians.

•	Corporate. Corporate includes personnel costs and other expenses related to functions that are not directly managed by one of our segments, or by the ViPS and Porex businesses which are reflected within discontinued operations. The personnel costs include executive personnel, legal, accounting, tax, internal audit, risk management, human resources and certain information technology functions. Other corporate costs and expenses include professional fees including legal and audit services, insurance, costs of leased property and facilities, telecommunication costs and software maintenance expenses. Corporate expenses are net of $3,340, $3,190 and $5,117 for the years ended December 31, 2007, 2006 and 2005, respectively, which are costs allocated to WebMD for services provided by the Corporate segment. In connection with the sale of our EBS and EPS segments during the second half of 2006, we entered into transition services agreements whereby we provided Sage Software and EBSCo certain administrative services, including payroll, accounting, purchasing and procurement, tax, and human resource services, as well as information technology support. Additionally, EBSCo provides us certain administrative services, including telecommunication infrastructure and management services, data center support and purchasing and procurement services. Some of the services provided by EBSCo to HLTH are, in turn, used to fulfill HLTH’s obligations to provide transition services to Sage Software. These services are provided through the Corporate segment, and the related transition services fee we

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charge to EBSCo and Sage Software, net of the fee we pay to EBSCo, is also included in the Corporate segment, which approximates the cost of providing these services.

•	Emdeon Business Services. EBS provides solutions that automate key business and administrative functions for healthcare payers and providers, including electronic patient eligibility and benefit verification; electronic and paper claims processing; electronic and paper paid-claims communication services; and patient billing, payment and communications services. In addition, EBS provides clinical communications services that improve the delivery of healthcare by enabling physicians to manage laboratory orders and results, hospital reports and electronic prescriptions. As a result of the 2006 EBS Sale, beginning November 17, 2006, the results of EBS are no longer included in the segment results but are reflected as an equity investment in our operating results.

Recent and Pending Corporate Transactions

Proposed WHC Merger.  On February 20, 2008, HLTH and WHC entered into a Merger Agreement, pursuant to which HLTH will merge into WHC (which we refer to as the WHC Merger), with WHC continuing as the surviving company. In the WHC Merger, each outstanding share of HLTH common stock will be converted into 0.1979 shares of WHC common stock and $6.89 in cash, which cash amount is subject to a downward adjustment as described below (which we refer to as the Merger Consideration). The shares of WHC Class A Common Stock currently outstanding will remain outstanding and will be unchanged in the WHC Merger. The WHC Merger will eliminate both the controlling class of WHC stock held by HLTH and WHC’s existing dual-class stock structure. The terms of the Merger Agreement were negotiated between HLTH and a Special Committee of the Board of Directors of WHC. The Merger Agreement was approved by the Board of WHC based on the recommendations of the Special Committee and by the Board of HLTH.

The cash portion of the Merger Consideration will be funded from cash and investments at WHC and HLTH, and proceeds from HLTH’s anticipated sales of its ViPS and Porex businesses. See “— Proposed Divestitures of Porex and ViPS” below. The cash portion of the Merger Consideration is subject to downward adjustment prior to the closing, based on the amount of proceeds received from the disposition of approximately $195,000 of HLTH’s investment (which excludes the portion held by WHC) in certain ARS, which, under the terms of the Merger Agreement, must be liquidated by HLTH prior to closing of the WHC Merger. We cannot predict, at this time, the amount of such downward adjustment. See “— Other Significant Developments — Investment in Auction Rate Securities Backed by Federally Guaranteed Student Loans” below. If either ViPS or Porex has not been sold at the time the WHC Merger is ready to be consummated, WHC may issue up to $250,000 in redeemable notes to the stockholders of HLTH in lieu of a portion of the cash consideration otherwise payable in the WHC Merger. The notes would bear interest at a rate of 11% per annum, payable in kind annually in arrears. The notes would be subject to mandatory redemption by WHC from the proceeds of the divestiture of the remaining ViPS or Porex business. The redemption price would be equal to the principal amount of the notes to be redeemed plus accrued but unpaid interest through the date of the redemption.

Completion of the WHC Merger is subject to: HLTH and WHC receiving required stockholder approvals; a requirement that the surviving company have an amount of cash, as of the closing, at least equal to an agreed upon threshold, calculated in accordance with a formula contained in the Merger Agreement; completion of the sale by HLTH of either ViPS or Porex and the sale of HLTH’s ARS investments; and other customary closing conditions. HLTH, which owns shares of WHC constituting approximately 96% of the total number of votes represented by outstanding shares, has agreed to vote its shares of WHC in favor of the WHC Merger. The transaction is expected to close in the second or third quarter of 2008.

Following the WHC Merger, WHC as the surviving corporation will assume the obligations of HLTH under HLTH’s 3 1/8% Convertible Notes due September 1, 2025 and HLTH’s 1.75% Convertible Subordinated Notes due June 15, 2023 (collectively referred to as Notes). In the event a holder of these Notes converts these Notes into shares of HLTH Common Stock pursuant to the terms of the applicable indenture prior to the

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effective time of the WHC Merger, those shares would be treated in the WHC Merger like all other shares of HLTH Common Stock. In the event a holder of the Notes converts those Notes pursuant to the applicable indenture following the effective time of the WHC Merger, those Notes would be converted into the right to receive the Merger Consideration payable in respect of the shares of HLTH Common Stock into which such Notes would have been convertible.

Sale of EBSCo.  On February 8, 2008, we entered into a Securities Purchase Agreement (which we refer to as the Purchase Agreement) and simultaneously completed the sale (which we refer to as the 2008 EBSCo Sale) of our 48% minority ownership interest in EBSCo for $575,000 in cash to an affiliate of GA and affiliates of Hellman & Friedman, LLC (which we refer to as H&F). The Purchase Agreement contains representations and warranties and covenants that are customary for transactions of this type. We, including the WebMD Segments, will be continuing our product development and marketing relationships with EBSCo. We expect to recognize a taxable gain on the 2008 EBSCo Sale and expect to utilize a portion of our federal net operating loss carryforward to offset a portion of the tax liability that would otherwise result from the 2008 EBSCo Sale. Under the existing Tax Sharing Agreement between HLTH and WHC, HLTH has agreed to reimburse WHC for any net operating loss carryforward attributable to WHC that is utilized by HLTH in connection with this transaction. The amount of the net operating loss carryforward attributable to WHC to be utilized and the amount of the resulting reimbursement depend on numerous factors and cannot be determined at this time. This reimbursement obligation would be extinguished by the completion of the WHC Merger.

Proposed Divestitures of Porex and ViPS.  On February 21, 2008, HLTH announced that it intends to divest its ViPS and Porex segments. These divestitures are not dependent on the WHC Merger and do not require shareholder approval. As a result of our intention to divest these segments and our expectation that these divestitures will be completed within one year, we reflected these segments as discontinued operations within the Consolidated Financial Statements contained in Annex B-1 above.

Strategic Considerations Relating to the Recent and Pending Transactions.  In late 2007, HLTH’s Board of Directors initiated the process leading to the entry into the Merger Agreement with WHC because it believed that the primary reason of many of the holders of HLTH common stock for owning those shares was HLTH’s controlling interest in WHC and that the value of HLTH’s other businesses was not adequately reflected in the trading price of HLTH common stock. Accordingly, HLTH sought to negotiate a transaction with the Special Committee of the Board of WHC that would allow HLTH’s stockholders to participate more directly in the ownership of WHC and would unlock the value of the other HLTH assets. Cash on hand at HLTH and WHC (including proceeds from the sales of ViPS, Porex and HLTH’s remaining 48% interest in EBS) would be used as a portion of the consideration in the WHC Merger, reducing the need for issuance of shares of WHC common stock. Upon completion of the WHC Merger, as structured in the definitive Merger Agreement, HLTH stockholders will own approximately 80% of the outstanding common stock of WHC, based on shares currently outstanding at HLTH and WHC. The WHC Merger will eliminate HLTH’s controlling interest in WHC, and is expected to enhance the liquidity of WHC shares by significantly increasing the public float. In connection with the entry by HLTH and WHC into the merger agreement, the HLTH Board made a determination to divest Porex and VIPS (which divestitures are not, however, dependent on the merger occurring). The decisions relating to the divestitures of ViPS, Porex and HLTH’s 48% interest in EBS were based on the corporate strategic considerations described above and not the performance of, or underlying business conditions affecting, the respective businesses.

Other Significant Developments

Investment in Auction Rate Securities Backed by Federally Guaranteed Student Loans.  As of February 21, 2008, HLTH had investments of approximately $364,000 in certain auction rate securities (which we refer to as ARS). The types of ARS investments that HLTH owns are backed by student loans, 97% of which are guaranteed under the Federal Family Education Loan Program (which we refer to as FFELP), and

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all had credit ratings of AAA or Aaa when purchased. HLTH does not own any other type of ARS investments. The interest rates on these ARS investments are reset every 28 days by an auction process. Historically, these types of ARS investments have been highly liquid. In mid-February 2008, auctions for ARS investments backed by student loans failed, including auctions for the ARS investments held by HLTH. The result of a failed auction is that these ARS investments continue to pay interest in accordance with their terms until the next successful auction; however, liquidity will be limited until there is a successful auction or until such time as other markets for these ARS investments develop. HLTH believes that the underlying credit quality of the assets backing its ARS investments has not been impacted by the reduced liquidity of these ARS investments. As a result of these recent events, HLTH is in the process of evaluating the extent of any impairment in its ARS investments resulting from the current lack of liquidity; however, it is not yet able to quantify the amount of any impairment. HLTH believes that the lack of liquidity relating to its ARS investments will not have an impact on its ability to fund its current operations.

Directors & Officers Liability Insurance Coverage Litigation.  On July 23, 2007, we commenced litigation (which we refer to as the Coverage Litigation) in the Court of Chancery of the State of Delaware in and for New Castle County against ten insurance companies in which we are seeking to compel the defendant companies (which we refer to collectively as the Defendants) to honor their obligations under certain directors and officers liability insurance policies (which we refer to as the Policies). We are seeking an order requiring the Defendants to advance and/or reimburse expenses that we have incurred and expect to continue to incur for the advancement of the reasonable defense costs of initially ten and now nine former officers and directors of our former EPS subsidiary who were indicted in connection with the previously disclosed investigation by the United States Attorney for the District of South Carolina (which we refer to as the Investigation) described in Note 12, “Commitments and Contingencies” located in the Notes to the Consolidated Financial Statements included in Annex B-1 above. We subsequently have settled with two of the insurance companies during January 2008, through which we received an aggregate amount of $14,625. This amount is included within (loss) income from discontinued operations in the accompanying statement of operations for the year ended December 31, 2007 and is included within prepaid expenses and other current assets in the accompanying consolidated balance sheet as of December 31, 2007.

Pursuant to a stipulation among the parties, the Coverage Litigation was transferred on September 13, 2007 to the Superior Court of the State of Delaware in and for New Castle County. The Policies were issued to our company and to EPS, our former subsidiary, which is our co-plaintiff in the Coverage Litigation (which we refer to collectively as the Plaintiffs). EPS was sold in September 2006 to Sage Software and has changed its name to Sage Software Healthcare, Inc. (which we refer to as SSHI). In connection with our sale of EPS to Sage Software, we retained certain obligations relating to the Investigation and agreed to indemnify Sage Software and SSHI with respect to certain expenses in connection with the Investigation. We retained the right to assert claims and recover proceeds under the Policies on behalf of SSHI.

The Policies at issue in the Coverage Litigation consist of two separate groups of insurance policies. Each group of policies consists of several layers of coverage, with different insurers having agreed to provide specified amounts of coverage at various levels. The first group of policies was issued to EPS in the amount of $20,000 (which we refer to as the EPS Policies) and the second group of policies was issued to Synetic, Inc. (the former parent of EPS, which merged into HLTH) in the amount of $100,000, of which approximately $3,600 was paid by the primary carrier with respect to another unrelated matter (which we refer to as the Synetic Policies). To date, $31,000 has been paid by insurance companies representing the EPS Policies and the Synetic Policies through a combination of payment under the terms of the Policies, payment under reservation of rights and settlement. As a result of these payments, we have exhausted our coverage under the EPS Policies. Additionally, as of December 31, 2007, $16,414 has been paid under the Synetic Policies and we have remaining coverage under such policies of approximately $80,000. Our insurance policies provide that under certain circumstances, amounts advanced by the insurance companies in connection with the defense costs of the indicted individuals, may have to be repaid by our company, although the $14,625 that

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we received in settlement from certain carriers is not subject to being repaid. We have obtained an undertaking from each indicted individual pursuant to which, under certain circumstances, such individual has agreed to repay defense costs advanced on such individual’s behalf.

The carrier with the third level of coverage in the Synetic Policies has filed a motion for summary judgment in the Coverage Litigation, which most of the carriers who have issued the Synetic policies have joined, seeking summary judgment that any liability to pay defense costs should be allocated among the three sets of policies available to our company (including the policies with respect to which the Coverage Litigation relates and a third set of policies the issuers of which have not been named by our company) such that the Synetic Policies would only be liable to pay about $23,000 of the $96,400 total coverage available under such policies. We believe that such assertion is without merit. We are due to file our opposition to the motion by February 29, 2008 together with our motion for summary judgment against such carrier and several other carriers who have issued the Synetic Policies seeking to require such carriers to advance payment of the defense costs that we are obligated to pay while the Coverage Litigation is pending. Oral argument with respect to both motions is set for May 5, 2008.

We believe that the Defendants are required to advance and/or reimburse amounts that we have incurred and expect to continue to incur for the advancement of the reasonable defense costs of the indicted individuals and as described above several carriers have reimbursed us through a combination of payment under the terms of the Policies, payment under reservation of rights and settlement. However, there can be no assurance that we will prevail in the Coverage Litigation or that the Defendants will be required to provide funding on an interim basis pending the resolution of the Coverage Litigation. We intend to continue to satisfy our legal obligations to the indicted individuals with respect to advancement of amounts for their defense costs.

Indemnification Obligations.  We have certain indemnity obligations to advance amounts for reasonable defense costs for initially ten and now nine former officers and directors of EPS, who were indicted in connection with the Investigation. In connection with the sale of EPS, we agreed to indemnify Sage Software relating to these indemnity obligations. During the quarter ended June 30, 2007, based on information we had recently received at that time, we determined a reasonable estimate of the range of probable costs with respect to our indemnification obligation and accordingly, recorded a pre-tax charge of $57,774, which represented our estimate of the low end of the probable range of costs related to this matter. We reserved the low end of the probable range of costs because no estimate within the range was a better estimate than any other amount. That estimate included assumptions as to the duration of the trial and pre-trial periods, and the defense costs to be incurred during these periods. During the quarter ended December 31, 2007, we updated the estimate of the range of our indemnification obligation, and as a result, recorded an additional pre-tax charge of $15,573, which reflects the increase in the low end of the probable range of costs related to this matter. As of December 31, 2007, the probable range of future costs with respect to this matter is approximately $46,600 to $70,500. The increase in this estimate is primarily due to a delay in the expected trial date and an increase in the estimated costs during the pre-trial period. The ultimate outcome of this matter is still uncertain, and accordingly, the amount of cost we may ultimately incur could be substantially more than the reserve we have currently provided. If the recorded reserves are insufficient to cover the ultimate cost of this matter, we will need to record additional charges to our consolidated statement of operations in future periods. The remaining accrual related to this obligation is $55,563 and is reflected as liabilities of discontinued operations in our consolidated balance sheet as of December 31, 2007.

Acquisitions

2006 Acquisitions.  During 2006, we acquired five companies, Subimo LLC (which we refer to as Subimo), Medsite, Inc. (which we refer to as Medsite), Interactive Payer Network, Inc. (which we refer to as IPN), Summex Corporation (which we refer to as Summex) and eMedicine.com, Inc. (which we refer to as eMedicine), or which we collectively called the 2006 Acquisitions.

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•	On December 15, 2006, through WHC, we acquired Subimo, a privately held provider of healthcare decision support applications to large employers, health plans and financial institutions. The total purchase consideration for Subimo was approximately $59,320, comprised of $32,820 in cash paid at closing, net of cash acquired, $26,000 of WHC equity and $500 of acquisition costs. The $26,000 of WHC equity, equal to 640,930 shares of WHC Class A Common Stock, will not be issued until December 2008, subject to certain conditions. While a maximum of 246,508 of these shares may be used to settle any outstanding claims or warranties against the sellers, the remaining 394,422 of these shares will be issued with certainty. Accordingly, we recorded a gain to equity of $11,627, in connection with the issuance of these 394,422 WHC shares. The results of operations of Subimo have been included in our financial statements from December 15, 2006, the closing date of the acquisition, and are included in the WebMD Online Services segment.

•	On September 11, 2006, through WHC, we acquired the interactive medical education, promotion and physician recruitment businesses of Medsite. The total purchase consideration for Medsite was approximately $31,467, comprised of $30,682 in cash, net of cash acquired, and $785 of acquisition costs. The results of operations of Medsite have been included in our financial statements from September 11, 2006, the closing date of the acquisition, and are included in the WebMD Online Services segment.

•	On July 18, 2006, through EBS, we acquired IPN, a privately held provider of healthcare electronic data interchange services. The total purchase consideration for IPN was approximately $3,907, comprised of $3,799 in cash, net of cash acquired, and $108 of acquisition costs. In addition, we agreed to pay up to an additional $3,000 in cash over a two-year period beginning in August 2007 if certain financial milestones are achieved. The IPN business is part of the EBS businesses that were sold on November 16, 2006. Accordingly, the results of operations of IPN have been included in our financial statements, specifically within our EBS segment, from July 18, 2006, the closing date of the acquisition, through November 16, 2006, the closing date of the 2006 EBS Sale. The obligation to pay up to $3,000 in earn out payments was transferred in connection with the 2006 EBS Sale and is no longer our obligation.

•	On June 13, 2006, through WHC, we acquired Summex, a provider of health and wellness programs that include online and offline health risk assessments, lifestyle education and personalized telephonic health coaching. The total purchase consideration for Summex was approximately $30,191, comprised of $29,691 in cash, net of cash acquired, and $500 of acquisition costs. In addition, we have agreed to pay up to an additional $5,000 in cash in June 2008 if certain financial milestones are achieved. The results of operations of Summex have been included in our financial statements from June 13, 2006, the closing date of the acquisition, and are included in the WebMD Online Services segment.

•	On January 17, 2006, through WHC, we acquired eMedicine, a privately held online publisher of medical reference information for physicians and other healthcare professionals. The total purchase consideration for eMedicine was approximately $25,195, comprised of $24,495 in cash, net of cash acquired, and $700 of acquisition costs. The results of operations of eMedicine have been included in our financial statements from January 17, 2006, the closing date of the acquisition, and are included in the WebMD Online Services segment.

2005 Acquisitions.  During 2005, we acquired the assets of Conceptis Technologies, Inc. (which we refer to as Conceptis) and HealthShare Technology, Inc. (which we refer to as HealthShare), or which we collectively called the 2005 Acquisitions.

•	On December 2, 2005, through WHC, we acquired the assets of and assumed certain liabilities of Conceptis, a Montreal-based provider of online and offline medical education and promotion aimed at physicians and other healthcare professionals. The total purchase consideration for Conceptis was approximately $19,859, comprised of $19,256 in cash and $603 of acquisition costs. The results of

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operations of Conceptis have been included in our financial statements from December 2, 2005, the closing date of the acquisition, and are included in the WebMD Online Services and the WebMD Publishing and Other Services segments.

•	On March 14, 2005, through WHC, we acquired HealthShare, which provides online tools that compare cost and quality measures of hospitals for use by consumers, providers and health plans. The total purchase consideration for HealthShare was approximately $29,985, comprised of $29,533 in cash, net of cash acquired, and $452 of acquisition costs. The results of operations of HealthShare have been included in our financial statements from March 14, 2005, the closing date of the acquisition, and are included in the WebMD Online Services segment.

Strategic Considerations Relating to the 2006 Acquisitions and 2005 Acquisitions by WebMD.  The 2006 Acquisitions and the 2005 Acquisitions made by WebMD reflect WebMD’s efforts to acquire businesses that have products and services that it believes are complementary to its own health information products and services, including:

•	products and services intended for or sought by WebMD’s existing users and clients; and

•	products and services that can be distributed through WebMD’s existing infrastructure.

The acquisitions of eMedicine, Conceptis and Medsite strengthened WebMD’s public portals and related services. The acquisitions of HealthShare, Summex and Subimo strengthened WebMD’s private portal offerings and related services for employers and health plans.

Background Information on Certain Trends and Strategies

Use of the Internet by Consumers and Physicians.  The Internet has emerged as a major communications medium and has already fundamentally changed many sectors of the economy, including the marketing and sales of financial services, travel, and entertainment, among others. The Internet is also changing the healthcare industry and has transformed how consumers and physicians find and utilize healthcare information. As consumers are required to assume greater financial responsibility for rising healthcare costs, the Internet serves as a valuable resource by providing them with immediate access to searchable and dynamic interactive content to check symptoms, assess risks, understand diseases, find providers and evaluate treatment options. The Internet has also become a primary source of information for physicians seeking to improve clinical practice and is growing relative to traditional information sources, such as conferences, meetings and offline journals.

Increased Online Marketing and Education Spending for Healthcare Products.  Pharmaceutical, biotechnology and medical device companies spend large amounts each year marketing their products and educating consumers and physicians about them; however, only a small portion of this amount is currently spent on online services. We believe that these companies, which comprise the majority of WebMD’s advertisers and sponsors, are becoming increasingly aware of the effectiveness of the Internet relative to traditional media in providing health, clinical and product-related information to consumers and physicians, and this increasing awareness will result in increasing demand for WebMD’s services.

Changes in Health Plan Design; Health Management Initiatives.  In a healthcare market where a greater share of the responsibility for healthcare costs and decision-making has been increasingly shifting to consumers, use of information technology (including personal health records) to assist consumers in making informed decisions about healthcare has also increased. WebMD believes that through WebMD’s Health and Benefits Manager tools, including WebMD’s personal health record application, WebMD is well positioned to play a role in this consumer-directed healthcare environment, and these services will be a significant driver for the growth of WebMD’s private portals during the next several years. However, WebMD’s growth strategy depends, in part, on increasing usage of WebMD’s private portal services by WebMD’s employer and health plan clients’ employees and members, respectively. Increasing usage of WebMD’s services requires WebMD

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to continue to deliver and improve the underlying technology and develop new and updated applications, features and services. In addition, WebMD faces competition in the area of healthcare decision-support tools and online health management applications and health information services. Many of WebMD’s competitors have greater financial, technical, product development, marketing and other resources than WebMD does, and may be better known than WebMD is.

Strategic Considerations Relating to the EPS Sale and the 2006 EBS Sale.  In February 2006, we announced that, in connection with inquiries received from several third parties expressing an interest in acquiring our EBS and EPS segments, our Board of Directors had authorized commencing a process to evaluate strategic alternatives relating to these businesses (other than the ViPS business then included in EBS) to maximize stockholder value. After seeking offers from qualified purchasers for EPS and EBS, we announced, in August 2006, that we had entered into a definitive agreement with Sage Software, a wholly-owned subsidiary of The Sage Group plc with respect to the EPS Sale, for a purchase price of $565 million, subject to customary adjustments. The EPS Sale was completed in September 2006. Also in September 2006, we entered into a definitive agreement with respect to the 2006 EBS Sale, which was completed in November 2006. The 2006 EBS Sale allowed us to realize proceeds of approximately $1.2 billion in cash while preserving our ability to participate in the future growth of EBS through our 48% ownership stake. We used proceeds from the 2006 EBS Sale and the EPS Sale to fund a tender offer for our common stock, pursuant to which we purchased approximately 129.2 million shares of our common stock at a purchase price of $12.00 per share, for a total cost of approximately $1.55 billion. By significantly reducing the number of outstanding shares of our common stock and simplifying our corporate structure through these transactions, our shareholders increased their participation in the performance of WebMD, which became our primary business.

Seasonality

The timing of our revenue is affected by seasonal factors. WebMD’s advertising and sponsorship revenue is seasonal, primarily as a result of the annual budget approval process of the advertising and sponsorship clients of the public portals. This portion of revenue is usually the lowest in the first quarter of each calendar year, and increases during each consecutive quarter throughout the year. WebMD’s private portal licensing revenue is historically highest in the second half of the year as new customers are typically added during this period in conjunction with their annual open enrollment periods for employee benefits. Additionally, the annual distribution cycle for certain publishing products results in a significant portion of WebMD’s publishing revenue being recognized in the second and third quarter of each calendar year.

Critical Accounting Estimates and Policies

Critical Accounting Estimates

Our discussion and analysis of HLTH’s financial condition and results of operations are based upon our Consolidated Financial Statements and Notes to Consolidated Financial Statements, which were prepared in conformity with U.S. generally accepted accounting principles. The preparation of financial statements requires us to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience, current business factors, and various other assumptions that we believe are necessary to consider in order to form a basis for making judgments about the carrying values of assets and liabilities, the recorded amounts of revenue and expenses, and disclosure of contingent assets and liabilities. We are subject to uncertainties such as the impact of future events, economic, environmental and political factors, and changes in our business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in preparation of our financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are

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reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to our consolidated financial statements.

We evaluate our estimates on an ongoing basis, including those related to revenue recognition, short-term and long-term investments, income taxes and tax contingencies, collectibility of customer receivables, long-lived assets including goodwill and other intangible assets, software and Web site development costs, prepaid advertising services, certain accrued expenses, contingencies, litigation and related legal accruals and the value attributed to employee stock options and other stock-based awards.

Critical Accounting Policies

We believe the following reflects our critical accounting policies and our more significant judgments and estimates used in the preparation of our consolidated financial statements:

•	Revenue — Our revenue recognition policies are as follows:

WebMD Segments.  Revenue from advertising is recognized as advertisements are delivered or as publications are distributed. Revenue from sponsorship arrangements, content syndication and distribution arrangements, and licenses of healthcare management tools and private portals as well as related health coaching services are recognized ratably over the term of the applicable agreement. Revenue from the sponsorship of CME is recognized over the period WebMD substantially completes its contractual deliverables as determined by the applicable agreements. When contractual arrangements contain multiple elements, revenue is allocated to each element based on its relative fair value determined using prices charged when elements are sold separately. In certain instances where fair value does not exist for all the elements, the amount of revenue allocated to the delivered elements equals the total consideration less the fair value of the undelivered elements. In instances where fair value does not exist for the undelivered elements, revenue is recognized when the last element is delivered.

Emdeon Business Services.  Through the date of the 2006 EBS Sale on November 16, 2006, healthcare payers and providers paid us fees for transaction services, generally on either a per transaction basis or, in the case of some providers, on a monthly fixed fee basis. Healthcare payers and providers also paid us fees for document conversion, patient statement and paid-claims communication services, typically on a per document, per statement or per communication basis. EBS generally charged a one-time implementation fee to healthcare payers and providers at the inception of a contract, in connection with their related setup to submit and receive medical claims and other related transactions through EBS’s clearinghouse network. Revenue for transaction services, patient statement services and paid-claims communication services was recognized as the services were provided. The implementation fees were deferred and amortized to revenue on a straight line basis over the contract period of the related transaction processing services, which generally vary from one to three years.

•	Long-Lived Assets — Our long-lived assets consist of property and equipment, goodwill and other intangible assets. Goodwill and other intangible assets arise from the acquisitions we have made. The amount assigned to intangible assets is subjective and based on our estimates of the future benefit of the intangible asset using accepted valuation techniques, such as discounted cash flow and replacement cost models. Our long-lived assets, excluding goodwill, are amortized over their estimated useful lives, which we determine based on the consideration of several factors, including the period of time the asset is expected to remain in service. We evaluate the carrying value and remaining useful lives of long-lived assets, excluding goodwill, whenever indicators of impairment are present. We evaluate the carrying value of goodwill annually, or whenever indicators of impairment are present. We use a discounted cash flow approach to determine the fair value of goodwill. Long-lived assets held for sale are reported at the lower of cost or fair value less costs to sell. There was no impairment of goodwill noted as a result of our impairment testing in 2007.

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•	Investments — Our investments, at December 31, 2007, consisted principally of money market funds and investments in certain ARS. All of our investments were classified as available-for-sale and were carried at fair value. Unrealized gains and losses associated with available-for-sale securities are recorded as a component of accumulated other comprehensive income within stockholders’ equity. Realized gains and losses and declines in value determined to be other-than-temporary are recorded in the consolidated statements of operations. A decline in value is deemed to be other-than-temporary if we do not have the intent and ability to retain the investment until any anticipated recovery in market value. The cost of securities is based on the specific identification method.

As discussed in more detail above in “— Introduction — Other Significant Developments”, during mid-February 2008, auctions for ARS investments backed by student loans failed, including auctions for the ARS investments we held. The result of a failed auction is that these ARS investments continue to bear interest in accordance with their terms until the next successful auction; however, liquidity will be limited until there is a successful auction or until such time as other markets for these ARS investments develop. We believe that the underlying credit quality of the assets backing its ARS investments have not been impacted by the reduced liquidity of these ARS investments. As a result of these recent events, we are in the process of evaluating the extent of any impairment in our ARS investments resulting from the current lack of liquidity; however, we are not yet able to quantify the amount of any impairment.

•	Sale of Subsidiary Stock — Our WHC subsidiary issues its Class A Common Stock in various transactions, which results in a dilution of our percentage ownership in WHC. We account for the sale of WHC Class A Common Stock in accordance with the SEC’s Staff Accounting Bulletin No. 51 “Accounting for Sales of Stock by a Subsidiary.” The difference between the carrying amount of our investment in WHC before and after the issuance of WHC Class A Common Stock is considered either a gain or loss and is reflected as a component of our stockholders’ equity. During 2007 and 2006, WHC issued Class A Common Stock for the following transactions, which resulted in our ownership in WHC decreasing to 84.1% as of December 31, 2007 from 85.2% as of December 31, 2006:

•	Compensation Related. During 2007 and 2006, WHC stock options were exercised and restricted stock awards were released in accordance with WHC’s 2005 Long-Term Incentive Plan and WHC issued WHC Class A Common Stock to its Board of Directors as payment for their services. The issuance of these shares resulted in an aggregate gain of $14,492 and $5,152 in 2007 and 2006. We expect to continue to record gains in the future related to the future issuances of WHC Class A Common Stock in these types of transactions.

•	Acquisition of Subimo. During 2006, WHC purchased Subimo for cash and agreed to the future issuance of WHC Class A Common Stock (see “— Introduction — Acquisitions” above for further details) and, accordingly, we recorded a gain to equity of $11,627 in connection with the issuance of the non-contingent portion of this WHC Class A Common Stock.

•	Equity Investment in EBSCo — We accounted for our equity investment in EBSCo (which, as described above, was sold on February 8, 2008) in accordance with Accounting Principles Board (which we refer to as APB) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (which we refer to as APB 18), which stipulates that the equity method should be used to account for investments whereby an investor has “the ability to exercise significant influence over operating and financial policies of an investee,” but does not exercise control. APB 18 generally considers an investor to have the ability to exercise significant influence when it owns 20% or more of the voting stock of an investee. We believe that our equity investment in EBSCo met these criteria. We assess the recoverability of the carrying value of our investment whenever events or changes in circumstances indicate a loss in value that is other than a temporary decline. Factors indicating a decline in value that is deemed to be other-than-temporary include the lack of intent and our inability

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to retain the investment until any anticipated recovery in the carrying amount of the investment, or the inability of the investment to sustain an earnings capacity which would justify the carrying amount. As of December 31, 2007, the current fair value of our equity investment in EBSCo exceeded its carrying amount of $25,261.

•	Stock-Based Compensation — On January 1, 2006, we adopted SFAS No. 123, “(Revised 2004): Share-Based Payment” (which we refer to as SFAS 123R), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (which we refer to as SFAS 123) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” (which we refer to as APB 25). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense over the service period (generally the vesting period) in the consolidated financial statements based on their fair values. We elected to use the modified prospective transition method. Under the modified prospective transition method, awards that were granted or modified on or after January 1, 2006 are measured and accounted for in accordance with SFAS 123R. Unvested stock options and restricted stock awards that were granted prior to January 1, 2006 will continue to be accounted for in accordance with SFAS 123, using the same grant date fair value and same expense attribution method used under SFAS 123, except that all awards are recognized in the results of operations over the remaining vesting periods. The impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount recognized for all stock-based compensation beginning January 1, 2006. As of December 31, 2007, approximately $23,480 and $39,840 of unrecognized stock-based compensation expense related to unvested awards (net of estimated forfeitures) is expected to be recognized over a weighted-average period of approximately 1.2 years and 1.6 years, related to the HLTH and WHC stock-based compensation plans. The total recognition period for the remaining unrecognized stock-based compensation expense for both the HLTH and WHC stock-based compensation plans is approximately four years; however, the majority of this cost will be recognized over the next two years, in accordance with our vesting provisions.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The assumptions used in this model are expected dividend yield, expected volatility, risk-free interest rate and expected term. The expected volatility for stock options to purchase HLTH Common Stock is based on implied volatility from traded options of HLTH Common Stock combined with historical volatility of HLTH Common Stock. Prior to August 1, 2007, the expected volatility for stock options to purchase WHC Class A Common Stock was based on implied volatility from traded options of stock of comparable companies combined with historical stock price volatility of comparable companies. Beginning on August 1, 2007, expected volatility is based on implied volatility from traded options of WHC Class A Common Stock combined with historical volatility of WHC Class A Common Stock.

•	Deferred Taxes — Our deferred tax assets are comprised primarily of net operating loss carryforwards. At December 31, 2007, we had net operating loss carryforwards of approximately $1.3 billion, which expire at varying dates from 2011 through 2028. These loss carryforwards may be used to offset taxable income in future periods, reducing the amount of taxes we might otherwise be required to pay. Until the quarter ended December 31, 2007, a full valuation allowance had been provided against all net deferred taxes, except for a deferred tax liability originating from business combinations that resulted in tax deductible goodwill. During the quarter ended December 31, 2007, after consideration of the relevant positive and negative evidence, we reversed a portion of our valuation allowance primarily through the tax provision and discontinued operations. In determining the need for a valuation allowance, management determined the probability of realizing deferred tax assets, taking into consideration factors including historical operating results, expectations of future earnings and taxable income. Management will continue to evaluate the need for a valuation allowance, and in the future, should management determine that realization of the net deferred tax asset is more likely than

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not, some or all of the remaining valuation allowance will be reversed, and our effective tax rate may be reduced by such reversal.

•	Tax Contingencies — Our tax contingencies are recorded to address potential exposures involving tax positions we have taken that could be challenged by tax authorities. These potential exposures result from applications of various statutes, rules, regulations and interpretations. Our estimates of tax contingencies reflect assumptions and judgments about potential actions by taxing jurisdictions. We believe that these assumptions and judgments are reasonable; however, our accruals may change in the future due to new developments in each matter and the ultimate resolution of these matters may be greater or less than the amount that we have accrued. Consistent with our historical financial reporting, we have elected to reflect interest and penalties related to uncertain tax positions as part of the income tax provision. As of December 31, 2007, accrued interest and penalties were $978.

On January 1, 2007, we adopted Financial Accounting Standards Board (which we refer to as FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (which we refer to as FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. Upon adoption, we reduced the existing reserves for uncertain income tax positions by $1,475, primarily related to a reduction in state income tax matters. This reduction was recorded as a cumulative effect adjustment to accumulated deficit. In addition, we reduced $5,213 of a deferred tax asset and its associated valuation allowance upon adoption of FIN 48.

Results of Operations

The following table sets forth our consolidated statements of operations data and expresses that data as a percentage of revenue for the periods presented (amounts in thousands):

	Years Ended December 31,
	2007		2006		2005
	$	%	$	%	$	%

Revenue	$331,693	100.0	$908,927	100.0	$852,010	100.0
Costs and expenses:
Cost of operations	117,281	35.3	545,706	60.0	528,004	61.9
Sales and marketing	93,645	28.2	119,103	13.1	104,669	12.3
General and administrative	104,321	31.5	132,334	14.6	118,202	13.9
Depreciation and amortization	28,256	8.5	44,558	4.9	43,548	5.1
Interest income	42,035	12.7	32,339	3.6	21,527	2.5
Interest expense	18,593	5.6	18,794	2.1	16,321	1.9
Gain on 2006 EBS Sale	399	0.1	352,297	38.8	—	—
Other income (expense), net	3,406	1.0	(4,252)	(0.5)	(27,965)	(3.3)

Income from continuing operations before income tax (benefit) provision	15,437	4.7	428,816	47.2	34,828	4.1
Income tax (benefit) provision	(8,741)	(2.6)	50,389	5.6	(2,170)	(0.3)
Minority interest in WHC	10,667	3.2	405	0.0	775	0.1
Equity in earnings of EBS Master LLC	28,566	8.6	763	0.1	—	—

Income from continuing operations	42,077	12.7	378,785	41.7	36,223	4.3
(Loss) income from discontinued operations, net of tax	(22,198)	(6.7)	393,132	43.2	32,588	3.8

Net income	$19,879	6.0	$771,917	84.9	$68,811	8.1

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Revenue is currently derived from the WebMD Segments and was derived through our EBS segment through the date of the 2006 EBS Sale on November 16, 2006. The WebMD Online Services segment derives revenue from advertising, sponsorship (including online CME services), e-detailing promotion and physician recruitment services, content syndication and distribution, and licenses of private online portals to employers, healthcare payers and others, along with related services including lifestyle education and personalized telephonic coaching. The WebMD Publishing and Other Services segment derives revenue from sales of, and advertising in, its physician directories, and advertisements in WebMD the Magazine, and from in-person CME programs from December 2005 through December 31, 2006. As of December 31, 2006, these in-person CME programs were no longer offered by WebMD. Additionally, WebMD sold its ACS/ACP Business as of December 31, 2007 and the revenue and expenses of this business are shown as discontinued operations for all periods presented. WebMD’s customers include pharmaceutical, biotechnology, medical device and consumer products companies, as well as employers and health plans. WebMD’s customers also include physicians and other healthcare providers who buy our physician directories and reference text books. EBS, which was a segment through November 16, 2006, the date of the 2006 EBS Sale, provided solutions that automate key business and administrative functions for healthcare payers and providers, including: electronic patient eligibility and benefit verification; electronic and paper claims processing; electronic and paper paid-claims communication services; and patient billing, payment and communications services. EBS also provided clinical communications services that enable physicians to manage laboratory orders and results, hospital reports and electronic prescriptions. A significant portion of EBS revenue was generated from the country’s largest national and regional healthcare payers.

Cost of operations consists of costs related to services and products WebMD provides to customers and costs associated with the operation and maintenance of WebMD’s public and private portals. These costs relate to editorial and production operations, Web site operations, non-capitalized Web site development costs, and costs related to the production and distribution of WebMD’s publications. These costs consist of expenses related to salaries and related expenses, non-cash stock-based compensation, creating and licensing content, telecommunications, leased properties and printing and distribution and non-cash advertising costs. Prior to the 2006 EBS Sale on November 16, 2006, cost of operations also related to EBS’ products and services including the cost of postage related to EBS’ automated print-and-mail services and paid-claims communication services, as well as sales commissions paid to certain distributors of EBS’ products.

Sales and marketing expense consists primarily of advertising, product and brand promotion, salaries and related expenses, and non-cash stock-based compensation. These expenses include items related to salaries and related expenses of account executives, account management and marketing personnel, costs and expenses for marketing programs, and fees for professional marketing and advertising services. Also included in sales and marketing expense are the non-cash advertising expenses, which are discussed below.

General and administrative expense consists primarily of salaries, non-cash stock-based compensation and other salary-related expenses of administrative, finance, legal, information technology, human resources and executive personnel. These expenses include costs of general insurance and costs of accounting and internal control systems to support our operations.

Our discussions throughout MD&A make references to certain non-cash expenses. We consider non-cash expenses to be those expenses that result from the issuance of our equity instruments. The following is a summary of our principal non-cash expenses:

•	Non-cash stock-based compensation expense. Expense for 2007 and 2006 reflects the adoption of SFAS 123R on January 1, 2006, which requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense over the service period (generally the vesting period) in the consolidated financial statements based on their fair values. Expense for 2005 primarily related to restricted stock awards. Non-cash stock-based compensation expense is reflected in the same expense captions as the related salary costs of the respective employee.

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•	Non-cash advertising expense. Expense related to the use of WebMD’s prepaid advertising inventory that WHC received from News Corporation in exchange for equity instruments we issued in connection with an agreement we entered into with News Corporation in 1999 and subsequently amended in 2000. This non-cash advertising expense is included in cost of operations when WHC utilizes this advertising inventory in conjunction with offline advertising and sponsorship programs and is included in sales and marketing expense when WHC uses the asset for promotion of WHC’s brand.

The following table is a summary of our non-cash expenses included in the respective statements of operations captions.

	Years Ended December 31,
	2007	2006	2005

Stock-based compensation expense:
Cost of operations	$5,063	$11,541	$—
Sales and marketing	5,056	7,461	—
General and administrative	22,533	23,143	4,713

Total	$32,652	$42,145	$4,713

Advertising expense:
Cost of operations	$—	$—	$336
Sales and marketing	5,264	7,414	10,534

Total	$5,264	$7,414	$10,870

Modification to the Classification of Results

The following discussion of our operating results reflects the reclassification of EPS as a discontinued operation for the years ended December 31, 2006 and 2005, as a result of the EPS Sale that was completed on September 14, 2006, and the reclassification of our ViPS and Porex businesses as discontinued operations in all periods presented, as a result our intention to divest these segments.

In contrast to the discontinued operations presentation for EPS, ViPS and Porex, the 2006 EBS Sale did not result in the accounting for EBS as a discontinued operation, because the 2006 EBS Sale was only a partial sale, through which we retained a 48% ownership interest in EBSCo following the transaction. Accordingly, the historical results of operations for EBS are included in our financial statements from January 1, 2006 through the date of the 2006 EBS Sale on November 16, 2006 and for the year ended 2005. Subsequent to the 2006 EBS Sale on November 17, 2006, our 48% portion of EBSCo’s income is reflected in the line item “Equity in earnings of EBS Master LLC.” Because of this treatment, our consolidated results of operations for 2007, 2006 and 2005, as well as the EBS segment results for these periods, are presented on a basis that makes prior period results not directly comparable to the results for the full year 2007 and 2006. In the discussion of those consolidated operating results, in addition to noting the effect of the 2006 EBS Sale (which is relatively large as compared to all other differences between the periods), we have provided comparative information on items that reflect trends in our operating results based on their materiality to our consolidated operating results for the years ended 2007, 2006 and 2005. The results of the WebMD Segments were not affected by the 2006 EBS Sale and comparisons with prior periods are not subject to the considerations applicable to EBS and to our consolidated results.

2007 and 2006

The following discussion is a comparison of our results of operations for the year ended December 31, 2007, to the year ended December 31, 2006.

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Revenue

Our revenue decreased 63.5% to $331,693 in 2007 from $908,927 in 2006. Revenue attributable to EBS decreased by $661,090 as a result of the 2006 EBS Sale. Partially offsetting this decrease was higher revenue in our WebMD Segments. The WebMD Online Services segment accounted for $83,417 of the higher revenue, partially offset by lower revenue of $239 within the WebMD Publishing and Other Services segment. Excluding the impact of the acquisitions WebMD made in 2006, our total revenue attributable to WebMD increased by approximately $60,000 from 2006 to 2007. A more detailed discussion regarding changes in revenue is included below under “— Results of Operations by Operating Segment.”

Costs and Expenses

Cost of Operations.  Cost of operations was $117,281 in 2007, compared to $545,706 in 2006. Our cost of operations represented 35.3% of revenue in 2007, compared to 60.0% of revenue in 2006. Included in cost of operations are non-cash expenses related to stock-based compensation of $5,063 in 2007, compared to $11,541 in 2006. The decrease in non-cash stock-based compensation expense for 2007 was primarily due to the graded vesting schedule that was used for all stock options and restricted stock awards granted prior to the January 1, 2006 adoption date of SFAS 123R, including the WHC options and restricted stock granted at the time of the initial public offering, as well as approximately $2,600 of non-cash stock-based compensation expense related to EBS employees, which was included in the prior year period.

Cost of operations, excluding the non-cash stock-based compensation expense discussed above, was $112,218 or 33.8% of revenue in 2007, compared to $534,165 or 58.8% of revenue in 2006. The decrease in cost of operations excluding non-cash stock-based compensation expense, as a percentage of revenue and in dollars, was primarily due to the 2006 EBS Sale, which was the reason for approximately $441,200 of the decrease in cost of operations, as EBS services and products had lower gross margins than our WebMD Segments. Partially offsetting this impact of the 2006 EBS Sale was higher cost of operations of approximately $19,300 related to the WebMD Segments as a result of the growth within that business.

Sales and Marketing.  Sales and marketing expense was $93,645 in 2007, compared to $119,103 in 2006. Our sales and marketing expense represented 28.2% of revenue in 2007, compared to 13.1% of revenue in 2006. Non-cash expense related to advertising was $5,264 in 2007, compared to $7,414 in 2006. This decrease was due to lower utilization of WebMD’s prepaid advertising inventory. Non-cash stock-based compensation was $5,056 in 2007, compared to $7,461 in 2006. The decrease in non-cash stock-based compensation expense in 2007, when compared to 2006, is due to approximately $1,600 related to the 2006 EBS Sale, as well as approximately $800 in lower non-cash stock-based compensation expense for our WebMD Segments which primarily related to the graded vesting methodology used in determining stock-based compensation expense related to WebMD’s stock options and restricted stock awards granted at the time of the initial public offering.

Sales and marketing expense, excluding the non-cash expenses discussed above, was $83,325 or 25.1% of revenue in 2007, compared to $104,228 or 11.5% of revenue in 2006. The increase in sales and marketing expense, excluding the non-cash expenses discussed above, as a percentage of revenue, was primarily due to the 2006 EBS Sale, as EBS had lower sales and marketing expense as a percentage of revenue than our WebMD Segments. The 2006 EBS Sale was also the primary reason for the decrease in sales and marketing expense, in the amount of approximately $41,300. This decrease was partially offset by approximately $20,400 in higher expenses within our WebMD Segments related to an increase in compensation related costs due to increased staffing and sales commissions related to higher revenue and to expenses related to WebMD’s acquisitions of Summex, Medsite and Subimo.

General and Administrative.  General and administrative expense was $104,321 in 2007, compared to $132,334 in 2006. Our general and administrative expense represented 31.5% of revenue in 2007, compared to 14.6% of revenue in 2006. Included in general and administrative expense were non-cash expenses related to

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stock-based compensation. Non-cash stock-based compensation was $22,533 in 2007, compared to $23,143 in 2006. Non-cash stock-based compensation expense was lower in 2007, when compared to 2006 in our WebMD Segments by approximately $2,600 as a result of the graded vesting methodology used in determining stock-based compensation expense related to WebMD’s stock options and restricted stock awards granted at the time of the initial public offering. Additionally, our non-cash stock compensation expense was lower in 2007, as compared to 2006 by approximately $1,700 as a result of the 2006 EBS Sale. These decreases were offset by approximately $3,700 in our Corporate segment primarily related to additional stock compensation expense related to new equity awards granted during the second half of 2006.

General and administrative expense, excluding the non-cash stock-based compensation expense discussed above, was $81,788 or 24.7% of revenue in 2007, compared to $109,191 or 12.0% of revenue in 2006. The increase in general and administrative expense, excluding the non-cash stock-based compensation expense, as a percentage of revenue, was primarily due to the impact of the 2006 EBS Sale. The 2006 EBS Sale was also the primary reason for the decrease in general and administrative expense in dollars, in the amount of approximately $25,000. Also contributing to the decrease in general and administrative expense were approximately $13,900 of lower shared service costs and other corporate expenses primarily due to the 2006 EBS Sale and EPS Sale. This decrease was partially offset by higher expenses within our WebMD Segments of approximately $11,500 primarily related to an increase in compensation related costs and expenses due to increased staffing levels and outside personnel expenses and expenses related to WebMD’s acquisitions of Summex, Medsite and Subimo.

Depreciation and Amortization.  Depreciation and amortization expense was $28,256 or 8.5% of revenue in 2007, compared to $44,558 or 4.9% of revenue in 2006. Depreciation and amortization expense decreased by approximately $25,900 due to the 2006 EBS Sale. Partially offsetting this decrease was the impact of recent acquisitions and capital improvements within our WebMD Segments, which resulted in additional depreciation and amortization expense of approximately $9,600 when compared to 2006.

Interest Income.  Interest income increased to $42,035 in 2007, from $32,339 in 2006. The increase was due to higher average investment balances and higher rates of return in 2007, as compared to 2006.

Interest Expense.  Interest expense of $18,593 in 2007 was consistent with interest expense of $18,794 in 2006. Interest expense in both 2007 and 2006 primarily included the interest expense and the amortization of debt issuance costs for our $350,000 of 1.75% Convertible Subordinated Notes due 2023 and our $300,000 of 3 1/8% Convertible Notes due 2025.

Gain on 2006 EBS Sale.  The gain on the 2006 EBS Sale of $399 in 2007 represented a gain recognized in connection with the working capital adjustment associated with the 2006 EBS Sale, while the gain on sale of $352,297 in 2006 represents the gain recognized in connection with the 2006 EBS Sale as of the November 16, 2006 closing date.

Other Income (Expense), Net.  Other income, net was $3,406 in 2007, compared to other expense, net of $4,252 in 2006. Other income (expense), net includes transition services income of $5,833 and $2,524 in 2007 and 2006 related to the services we provide to EBSCo and Sage Software, net of services EBSCo provides to us, related to each of their respective transition services agreements, and $1,497 in 2007 related to the reversal of certain sales and use tax contingencies resulting from the expiration of various statutes. We expect these transaction service fees to be lower in 2008. Other expense of $2,527 and $4,198 in 2007 and 2006 represents advisory expenses for professional fees, primarily consisting of legal, accounting and financial advisory services related to our exploration of strategic alternatives for WHC in 2007 and our former EBS segment in 2006. See “— Introduction — Recent and Pending Corporate Transactions” above for more information on the WHC Merger. Also included in other income (expense), net was $1,397 and $2,578 in 2007 and 2006 of external legal costs and expenses we incurred related to the investigation by the United States Attorney for the District of South Carolina and the SEC.

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Income Tax (Benefit) Provision.  The income tax benefit of $8,741 in 2007 and provision of $50,389 in 2006, includes tax expense for operations that were profitable in certain states and other jurisdictions in which we do not have net operating loss carryforwards to offset that income. The income tax provision includes a non-cash provision for taxes of $2,610 and $30,770 in 2007 and 2006, respectively, that has not been reduced by the reversal of the valuation allowance as these tax benefits were acquired through business combinations and therefore the related valuation allowance was reversed through goodwill. Additionally, included in the income tax provision in 2007 and 2006 is a deferred tax provision of $3,623 and a benefit of $3,929, respectively, primarily related to a certain portion of our goodwill that is deductible for tax purposes. The 2007 tax provision also includes a benefit of $16,327 related to the reversal of our valuation allowance related to the estimated utilization of our net operating losses in 2008. The income tax provision in 2006 was considerably higher than in 2007 and prior periods as a result of the gain we recorded in connections with the 2006 EBS Sale and the reversal of a portion of our valuation allowance at December 31, 2007.

Minority Interest in WHC.  Minority interest expense of $10,667 in 2007, compared to $405 in 2006, represents the minority stockholders’ proportionate share of income for WHC. The ownership interest of minority shareholders fluctuates based on the net income or loss reported by WHC, combined with changes in the percentage ownership of WHC held by the minority interest shareholders. The minority interest shareholders percentage ownership changes as a result of the issuance of WHC Class A Common Stock for the exercise of stock options, the release of restricted awards and stock issued for acquisitions, such as Subimo.

(Loss) Income from Discontinued Operations, Net of Tax.  Loss from discontinued operations was $22,198 in 2007, which includes a pre-tax charge of $73,347 related to the estimate of our indemnity obligations to advance amounts for reasonable defense costs for initially ten and now nine former officers and directors of EPS, who were indicted in connection with the previously disclosed investigation by the United States Attorney for the District of South Carolina. Partially offsetting the pre-tax charge, is the reimbursement of $14,625 by two of the nine insurance companies we have been seeking to honor their obligations under certain directors and officers liability insurance policies. For a description of this matter, see “— Introduction — Other Significant Developments” above. Income from discontinued operations in 2006 was $393,132, which included a gain of $353,158, net of tax, recognized in connection with the EPS Sale, as well as EPS’s net operating results of $17,902 during the period from January 1, 2006 through the date of sale on September 16, 2006. Also included in (loss) income from discontinued operations, net of tax, during 2007 and 2006 was the net operating results of ViPS, Porex and WebMD’s ACS/ACP Business, which, in the aggregate amounted to $32,119 in 2007 and $22,072 in 2006, including the gain on the sale of the ACS/ACP business on December 31, 2007 of $3,571.

2006 and 2005

The following discussion is a comparison of our results of operations for the year ended December 31, 2006, to the year ended December 31, 2005.

Revenue

Our total revenue increased 6.7% to $908,927 in 2006 from $852,010 in 2005. The WebMD Online Services and the WebMD Publishing and Other Services segments accounted for $78,165 and $7,401 of the revenue increase for 2006 and 2005, respectively, which was partially offset by a decrease in revenue of $28,215 as a result of the 2006 EBS Sale. A more detailed discussion regarding changes in revenue is included below under “— Results of Operations by Operating Segment.”

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Costs and Expenses

Cost of Operations.  Cost of operations was $545,706 in 2006, compared to $528,004 in 2005. Our cost of operations represented 60.0% of revenue in 2006, compared to 61.9% of revenue in 2005. Included in cost of operations are non-cash stock-based compensation expenses of $11,541 for the year ended December 31, 2006, with no corresponding amount in the prior year period, as a result of the adoption of SFAS 123R.

Cost of operations, excluding the non-cash stock-based compensation expense, was $534,165 or 58.8% of revenue in 2006. This increase of $6,161 was primarily due to higher compensation expenses as a result of higher staffing levels and outside personnel expenses related to WebMD’s Web site operations and development, increased expenses associated with creating and licensing WebMD content, increased production costs related to the WebMD the Magazine which shipped larger issues in 2006, as compared to 2005, and expenses related to WebMD’s acquisitions. In the aggregate, the increase in cost of operations related to our WebMD Segments was approximately $27,600. This increase was partially offset by lower cost of operations in our EBS segment as a result of the 2006 EBS Sale and also as a result of lower direct expenses in our EBS segment during 2006, when compared to 2005, through operating efficiencies and cost savings. In the aggregate, the decrease in cost of operations attributed to the EBS segment in 2006, when compared to 2005, was approximately $21,400.

Sales and Marketing.  Sales and marketing expense was $119,103 in 2006, compared to $104,669 in 2005. Our sales and marketing expense represented 13.1% of revenue in 2006, compared to 12.3% of revenue in 2005. Included in sales and marketing expense were non-cash expenses related to stock-based compensation and advertising services. Non-cash stock-based compensation was $7,461 in 2006, with no corresponding amount in the prior year period, as a result of the adoption of SFAS 123R. Non-cash expenses related to advertising services were $7,414 in 2006, compared to $10,534 in 2005. The decrease in non-cash advertising expense for 2006 was due to lower utilization of our prepaid advertising inventory.

Sales and marketing expense excluding the non-cash expenses discussed above was $104,228, or 11.5% of revenue in 2006, compared to $94,135, or 11.0% of revenue in 2005. The increase in dollars in 2006, compared to 2005, was primarily due to increased compensation related costs due to increased staffing levels and sales commission related to WebMD’s acquisitions, which were not included, or only partially included a year ago. In the aggregate and excluding the non-cash expenses discussed above, sales and marketing expense related to the WebMD Segments increased by approximately $20,300 in 2006, as compared to 2005. In contrast, these higher costs at WebMD were partially offset by approximately $9,300 of lower costs for EBS in 2006, compared to 2005, as a result of the 2006 EBS Sale.

General and Administrative.  General and administrative expense was $132,334 in 2006, compared to $118,202 in 2005. Our general and administrative expense represented 14.6% of revenue in 2006, compared to 13.9% of revenue in 2005. Included in general and administrative expense were non-cash expenses related to stock-based compensation. Non-cash stock-based compensation expense increased to $23,143 in 2006, compared to $4,713 in 2005, reflecting the adoption of SFAS 123R on January 1, 2006.

General and administrative expense, excluding the non-cash expense discussed above, was $109,191 or 12.0% of revenue in 2006, compared to $113,489 or 13.3% of revenue in 2005. The decrease in dollars in 2006, compared to 2005, was primarily due to the 2006 EBS Sale, in the amount of approximately $12,300, and our Corporate segment, in the amount of approximately $4,000. The decrease was partially offset by an increase in our WebMD Segments, which in the aggregate was approximately $12,000, as a result of higher staffing levels and increased expenses related to WebMD’s acquisitions and public company related costs. Additionally, within 2005 is a charge of approximately $2,200 related to the resignation of WebMD’s former CEO and recruitment of WebMD’s Executive Vice President of Product and Programming and Chief Technology Officer.

Depreciation and Amortization.  Depreciation and amortization expense was $44,558 or 4.9% of revenue in 2006, compared to $43,548 or 5.1% of revenue in 2005. The 2006 Acquisitions and 2005 Acquisitions in

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our WebMD Segments, as well as increased capital expenditures throughout 2006 and 2005 within our WebMD Segments resulted in higher depreciation and amortization expense of approximately $7,000 in 2006 when compared to 2005. This increase was offset by a decrease of approximately $6,400 in depreciation and amortization expense as a result of the 2006 EBS Sale. The EBS business was deemed to be an asset held for sale on September 26, 2006 in connection with the signing of a definitive agreement for the partial sale of that business, and accordingly, no depreciation or amortization expense was recorded for the EBS business during the fourth quarter of 2006.

Interest Income.  Interest income increased to $32,339 in 2006, from $21,527 in 2005. The increase was mainly due to higher rates of return in 2006, compared to 2005. Also contributing to the increase in interest income were higher investment balances, particularly during the fourth quarter of 2006, as a result of the proceeds received in connection with the EPS Sale on September 14, 2006 and the 2006 EBS Sale on November 16, 2006, partially offset by the $1.55 billion used in connection with the 2006 Tender Offer that was completed on December 4, 2006.

Interest Expense.  Interest expense increased to $18,794 in 2006, from $16,321 in 2005, primarily due to higher weighted average debt outstanding during 2006, compared to 2005.

Gain on 2006 EBS Sale.  The gain on 2006 EBS Sale represents a gain of $352,297, recognized in connection with the 2006 EBS Sale, for gross cash proceeds of approximately $1,209,000.

Other Income (Expense), Net.  Other expense, net was $4,252 and $27,965 in 2006 and 2005. Other expense, net in 2006 includes advisory expenses of $4,198 for professional fees, primarily consisting of legal, accounting and financial advisory services related to our exploration of strategic alternatives for our EBS business, from the time we initiated this exploration, through the date we signed the definitive agreement for the 2006 EBS Sale on September 26, 2006. Also included in other expense, net was transition services income of $2,524 earned from the service fee charged to EBSCo and Sage Software for services rendered under each of their respective transition services agreement and external legal costs and expenses of $2,578 and $17,835 that we incurred related to the investigation by the United States Attorney for the District of South Carolina and the SEC. Other expense, net in 2005 represents a charge of $1,863 related to the settlement of litigation in 2005, a loss of $1,902 related to the redemption of our $300,000 3 1/4% Convertible Notes on June 2, 2005 and a net loss of $6,365 on marketable securities.

Income Tax (Benefit) Provision.  The income tax provision of $50,389 and benefit of $2,170 in 2006 and 2005 includes tax expense for operations that are profitable in certain states and other jurisdictions in which we do not have net operating losses to offset that income. In addition, the income tax provision includes a non-cash provision for taxes of $30,770 in 2006 that has not been reduced by the reversal of the valuation allowance as these tax benefits were acquired through business combinations and therefore the related valuation allowance was reversed through goodwill. Additionally, included in the income tax provision in 2006 and 2005 is a deferred tax benefit of $3,929 and expense of $4,247, respectively, primarily related to a certain portion of our goodwill that is deductible for tax purposes. The income tax provision in 2006 was considerably higher than in prior periods, as a result of the gain we recorded in connection with the 2006 EBS Sale. In 2005, the tax expense was partially offset by the reversal of reserves for tax contingencies resulting from the completion of an IRS Joint Committee review and, to a lesser extent, the expiration of the statutes of limitation periods applicable to certain of our tax returns.

Minority Interest in WHC.  Minority interest of $405 and $775 in 2006 and 2005, respectively, represents the minority stockholders’ proportionate share of income for WHC. The ownership interest of minority shareholders was created as part of our initial public offering of WHC on September 28, 2005 and fluctuates based on the net income or loss reported by WHC, combined with changes in the percentage ownership of WHC held by the minority interest shareholders.

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(Loss) Income from Discontinued Operations, Net of Tax.  Income from discontinued operations, net of tax includes EPS’s net operating results of $17,902 during the period from January 1, 2006 through the date of sale on September 14, 2006 and $16,265 for the year ended December 31, 2005, as well as a gain of $353,158, net of tax, recognized in 2006 in connection with the completed EPS Sale. In addition, included in income from discontinued operations, net of tax, is the net operating results of our ViPS segment, our Porex segment and WebMD’s ACS/ACP Business, which, in the aggregate, amounted to $22,072 and $16,323 in 2006 and 2005, respectively.

Results of Operations by Operating Segment

We monitor the performance of our business based on earnings before interest, taxes, non-cash and other items. Other items include: legal expenses we incurred which reflect costs and expenses related to the investigation by the United States Attorney for the District of South Carolina and the SEC; income related to the reduction of certain sales and use tax contingencies; professional fees in 2007, primarily consisting of legal, accounting and financial advisory services, related to the merger of HLTH and WHC, the sale of our 48% ownership interest in EBSCo and the 2006 EBS Sale; a charge related to the redemption of $300,000 3 1/4% Convertible Subordinated Notes; loss recognized related to the sale of marketable securities; and costs and expenses related to the settlement of litigation in 2005. Inter-segment revenue primarily represents printing services provided by EBS during 2006 and 2005 and certain services provided by our WebMD Segments during 2007, 2006 and 2005.

Reclassification of Segment Information.  As a result of our intention to divest the ViPS and Porex segments and due to the December 31, 2007 sale of WHC’s ACS/ACP business, the financial information for these businesses has been reclassified to discontinued operations for the current and prior year periods. In addition, certain expenses of Porex related to activities that were previously managed by, and therefore reported within, the Corporate segment, were also reclassified to discontinued operations, as these expenses do not relate to our continuing operations. These expenses were reclassified for the current and prior year periods and amounted to $609, $1,684 and $290 in 2007, 2006 and 2005, respectively. Additionally, as a result of the discontinued operations presentation for ViPS and Porex, our only remaining operating segment is WebMD. We expanded our segment disclosure for WebMD to provide additional information related to the WebMD Online Services segment and the WebMD Publishing and Other Services segment. This additional information for WebMD has been provided for all periods presented.

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Summarized financial information for each of our operating segments and our Corporate segment and a reconciliation to net income are presented below (amounts in thousands):

	Years Ended December 31,
	2007	2006(a)	2005

Revenue
Emdeon Business Services	$—	$661,090	$689,305
WebMD Online Services:
Advertising and sponsorship	229,333	170,626	109,850
Licensing	81,471	55,621	33,540
Content syndication and other	2,378	3,518	8,210

Total WebMD Online Services	313,182	229,765	151,600
WebMD Publishing and Other Services	18,772	19,011	11,610
Inter-segment eliminations	(261)	(939)	(505)

	$331,693	$908,927	$852,010

Earnings before interest, taxes, non-cash and other items
Emdeon Business Services	$—	$152,911	$138,529
WebMD Online Services	80,594	52,324	27,766
WebMD Publishing and Other Services	4,103	362	(386)
Corporate	(24,502)	(41,730)	(49,191)

	60,195	163,867	116,718
Interest, taxes, non-cash and other items
Depreciation and amortization	(28,256)	(44,558)	(43,548)
Non-cash stock-based compensation	(32,652)	(42,145)	(4,713)
Non-cash advertising	(5,264)	(7,414)	(10,870)
Interest income	42,035	32,339	21,527
Interest expense	(18,593)	(18,794)	(16,321)
Income tax benefit (provision)	8,741	(50,389)	2,170
Minority interest in WHC	(10,667)	(405)	(775)
Equity in earnings of EBS Master LLC	28,566	763	—
Gain on 2006 EBS Sale	399	352,297	—
Other expense, net	(2,427)	(6,776)	(27,965)

Income from continuing operations	42,077	378,785	36,223
(Loss) income from discontinued operations, net of tax	(22,198)	393,132	32,588

Net income	$19,879	$771,917	$68,811

(a)	The EBS segment was sold on November 16, 2006 and, therefore, the operations of the EBS segment are included only for the period January 1, 2006 through November 16, 2006.

2007 and 2006

The following discussion is a comparison of the results of operations for our WebMD Segments and our corporate segment for the year ended December 31, 2007, to the year ended December 31, 2006.

WebMD Online Services.  Revenue was $313,182 in 2007, an increase of $83,417 or 36.3% from 2006. Advertising and sponsorship revenue increased $58,707 or 34.4% in 2007, compared to 2006. The increase in advertising and sponsorship revenue was primarily attributable to an increase in the number of brands and sponsored programs promoted on WebMD’s Web sites as well as the acquisition of Medsite in September 2006. The acquisition of Medsite contributed $16,291 and $4,852 of advertising and sponsorship revenue in

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2007 and 2006, respectively. Including the Medsite acquisition, the number of such programs grew to approximately 1,000 in 2007 compared to approximately 800 in 2006. In general, pricing remained relatively stable for our advertising and sponsorship programs and was not a significant source of the revenue increase. Licensing revenue increased $25,850 or 46.5% in 2007 compared to 2006. This increase was due to an increase in the number of companies using WebMD’s private portal platform to 117 from 99 last year. WebMD also had approximately 150 additional customers who purchase stand alone decision support services as a result of the acquisitions completed in 2006. The acquisitions of Summex and Subimo contributed $19,526 and $4,398 in licensing revenue for the years ended December 31, 2007 and 2006, respectively. Content syndication and other revenue decreased $1,140 in 2007 from $3,518 in 2006, primarily as a result of the completion of certain contracts and our decision not to seek new content syndication business.

WebMD Online Services earnings before interest, taxes, non-cash and other items was $80,594 or 25.7% of revenue in 2007, compared to $52,324 or 22.8% of revenue in 2006. This increase as a percentage of revenue was primarily due to higher revenue from the increase in the number of brands and sponsored programs in WebMD’s public portals as well as the increase in companies using WebMD’s private online portal without incurring a proportionate increase in overall expenses, due to the benefits achieved from WebMD’s infrastructure investments as well as acquisition synergies.

WebMD Publishing and Other Services.  Revenue was $18,772 in 2007, a decrease of $239 or 1.3% from 2006. The decrease was primarily attributable to WebMD’s decision to discontinue offline CME products.

WebMD Publishing and Other Services earnings before interest, taxes, non-cash and other items was $4,103 or 21.9% of revenue in 2007, compared to $362 or 1.9% of revenue in 2006. The increase was primarily attributable to a change in mix of revenues to higher margin products compared to the same period last year.

Corporate.  Corporate includes costs and expenses for functions that are not directly managed by one of our segments, or by the Porex and ViPS businesses which are reflected within discontinued operations. Corporate expenses decreased to $24,502, or 7.4% of consolidated revenue in 2007, compared to $41,730, or 4.6% of consolidated revenue in 2006. The decrease in corporate expenses, in dollars, for 2007 was the result of the 2006 EBS Sale and the EPS Sale which occurred in the second half of 2006 and resulted in a significant reduction in a portion of the shared services performed at corporate, which previously supported those operations. The most significant reductions in expenses were related to certain outside services including legal and accounting services, as well as personnel expenses. Additionally, included in corporate is transition service income, net of expenses, of $5,833 and $2,524 in 2007 and 2006, related to the services we continue to provide to EBSCo and Sage Software, which were only partially included in the prior year period. These amounts were reflected within our Corporate segment, partially offsetting the cost of providing these services. We expect these transaction service fees to be lower in 2008. The increase in corporate expenses as a percentage of revenue was due to the impact of lower revenue as a result of the 2006 EBS Sale, combined with the effect of certain corporate expenses that are fixed in nature, and accordingly, did not decrease in proportion to the reduction in revenue.

Inter-Segment Eliminations.  Inter-segment eliminations primarily represents printing services provided by the EBS segment in 2006 and certain services provided by the WebMD Segments.

2006 and 2005

The following discussion is a comparison of the results of operations for each of our operating segments and corporate segment for the year ended December 31, 2006, to the year ended December 31, 2005.

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Emdeon Business Services.  Revenue was $661,090 in 2006, a decrease of $28,215 or 4.1% from 2005. The decrease in revenue was primarily due to the impact of the 2006 EBS Sale that occurred on November 6, 2006. As a result, the 2006 period is not directly comparable to the full year of 2005.

Earnings before interest, taxes, non-cash and other items was $152,911 in 2006, compared to $138,529 in 2005. As a percentage of revenue, earnings before interest, taxes, non-cash and other items was 23.1% in 2006, compared to 20.1% in 2005. The increase in operating margin, as a percentage of revenue, was primarily the result of revenue growth experienced in the period prior to the 2006 EBS Sale, without a proportionate increase in costs. This was due to a combination of certain costs that are more fixed in nature and do not increase proportionately with revenue including certain personnel related costs, as well as the result of operating efficiencies and cost savings. The operating efficiencies and costs savings included lower direct expenses in the areas of telecommunication expenses and other direct material costs related to our patient statement and remittance and payment service offerings.

WebMD Online Services.  Revenue was $229,765 in 2006, an increase of $78,165 or 51.6% from 2005. Advertising and sponsorship revenue increased $60,776 or 55.3% in 2006 compared to 2005. The increase in advertising and sponsorship revenue was primarily attributable to an increase in the number of brands and sponsored programs promoted on WebMD’s Web sites as well as the acquisitions of Conceptis in December 2005, eMedicine in January 2006 and Medsite in September 2006. The acquisitions of Conceptis, eMedicine and Medsite contributed approximately $21,200 of advertising and sponsorship revenue in 2006. Including the Conceptis, eMedicine and Medsite acquisitions, the number of such programs grew to approximately 800 in 2006 compared to approximately 570 in 2005. In general, pricing remained relatively stable for our advertising and sponsorship programs and was not significant source of the revenue increase. Licensing revenue increased $22,081 or 65.8% in 2006 compared to 2005. This increase was due to an increase in the number of companies using WebMD’s private portal platform to 99 from 78 last year. WebMD also has approximately 150 additional customers who purchase stand alone decision support services as a result of the acquisitions completed in 2005 and 2006. The acquisitions of Summex and Subimo contributed approximately $4,400 in licensing revenue in 2006. HealthShare pre-acquisition revenue not included in our results for the period from January 1, 2005 to March 13, 2005 was $1,824. Content syndication and other revenue declined $4,692 in 2006 from $8,210 in 2005, primarily as a result of the completion of certain contracts and our decision not to seek new content syndication business.

WebMD Online Services earnings before interest, taxes, non-cash and other items was $52,324 or 22.8% of revenue in 2006, compared to $27,766 or 18.3% of revenue in 2005. This increase as a percentage of revenue was primarily due to higher revenue from the increase in number of brands and sponsored programs in WebMD’s public portals as well as the increase in companies using WebMD’s private online portal without incurring a proportionate increase in overall expenses, offset by a charge of approximately $3,150 during the year ended December 31, 2005 related to the resignation of WebMD’s former CEO and other personnel, and the recruitment of WebMD’s Executive Vice President of Product and Programming and Chief Technology Officer.

WebMD Publishing and Other Services.  Revenue was $19,011 in 2006, an increase of $7,401 or 63.7% from 2005. The increase was primarily attributable to WebMD’s acquisition of Conceptis in December 2005, which contributed approximately $4,000 in offline medical education revenue in 2006 and higher revenue of approximately $1,500 from The Little Blue Book physician oriented offerings.

WebMD Publishing and Other Services earnings before interest, taxes, non-cash and other items was $362 or 1.9% of revenue in 2006, compared to a loss of $386 or 3.3% of revenue in 2005. The increase was primarily attributable to a change in mix of revenues to higher margin products compared to the same period last year.

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Corporate.  Corporate includes costs and expenses for functions that are not directly managed by one of our segments, or by the Porex and ViPS businesses which are reflected within discontinued operations. Corporate expenses decreased to $41,730, or 4.6% of consolidated revenue in 2006, compared to $49,191, or 5.8% of consolidated revenue in 2005. These expenses, in dollars, decreased as a result of lower personnel related costs due to lower headcount. Additionally, our corporate expenses as a percentage of revenue continue to decrease when compared to the prior periods reflecting our ability to increase revenue without a proportionate increase in corporate costs which are generally more fixed in nature. Additionally, in connection with the transition services we are providing to EPS and EBSCo following the EPS Sale and 2006 EBS Sale, we charged EPS and EBSCo transition services fees of $2,524 during 2006, which is net of certain fees we pay to EBSCo, related to certain services they perform for us. This amount was reflected within our Corporate segment during 2006, partially offsetting the cost of providing these services.

Inter-Segment Eliminations.  Inter-segment eliminations primarily represents printing services provided by the EBS segment and certain services provided by the WebMD Segments.

Liquidity and Capital Resources

Cash Flows

Cash provided by operating activities from our continuing operations was $47,896 in 2007, compared to $134,696 in 2006. The $86,800 decrease in cash provided by operating activities from our continuing operations when compared to a year ago primarily relates to EBS being treated as an equity investment during 2007, compared to it being treated as part of our operations for the period January 1, 2006 through November 16, 2006. While we are sharing 48% of EBSCo’s earnings, we did not receive cash distributions from the investment during the current year period. Also contributing to this decrease in cash flow from operating activities, when compared to the prior year, were estimated payments for income taxes, which were higher than the prior year period due to the gain recognized for the 2006 EBS Sale during the three months ended December 31, 2006.

Cash used in investing activities from our continuing operations was $242,408 in 2007, compared to cash provided by investing activities from our continuing operations of $1,741,837 in 2006. Cash used in investing activities from our continuing operations in 2007 included net disbursements of $256,712 from purchases, net of maturities and sales, of available for sale securities, compared to $241,469 of proceeds from maturities and sales, net of purchases, in 2006. Partially offsetting this disbursement of cash during 2007, is the receipt of $18,792 in repayment of advances to EBSCo, which primarily consisted of $10,000 advanced to EBSCo at closing on November 16, 2006 to support working capital needs and $10,016 of expenses paid by us on EBSCo’s behalf through December 31, 2006. In addition, during 2007, we received $11,667, which was released from escrow, related to the EPS Sale. Cash provided by investing activities from our continuing operations in 2006 was primarily attributable to $1,199,872 and $522,604 of proceeds received from the 2006 EBS Sale and EPS Sale, respectively. Cash paid in business combinations, net of cash acquired, was $152,672 in 2006, which primarily related to the acquisitions of Subimo, Medsite, Summex and eMedicine, as well as contingent consideration payments related to our acquisitions of Advanced Business Fulfillment, Inc. and MedicineNet. Investments in property and equipment were $19,053 in 2007, compared to $49,420 in 2006.

Cash provided by financing activities from our continuing operations was $92,512 in 2007, compared to cash used in financing activities from our continuing operations of $1,479,546 in 2006. Cash provided by financing activities for 2007 principally related to proceeds of $133,054 from the issuance of HLTH Common Stock and WHC Class A Common Stock resulting from the exercises of employee stock options, as well as a tax benefit of $6,601 from the exercise of employee stock options, partially offset by the repurchases of 3.4 million shares of HLTH Common Stock for $47,123. Cash used in financing activities in 2006 principally related to the repurchases of a total of 137.5 million shares of HLTH Common Stock for $1,635,287, offset by

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proceeds from the issuance of HLTH Common Stock and WHC Class A Common Stock (primarily resulting from exercises of employee stock options) of $156,078.

Included in our consolidated statements of cash flows are cash flows from our discontinued operations, which include (i) cash provided by the operations of the EPS segment through the date of the EPS Sale on September 14, 2006, (ii) the operating activities of the ViPS and Porex businesses and (iii) the operations of WebMD’s ACS/ACP Business through the date of its sale on December 31, 2007. Other cash flow activity related to our discontinued operations during 2007 includes (i) $17,784 in payments of legal fees related to our indemnity obligations of the initially ten and now nine former officers and directors of EPS, who were indicted in connection with the Investigation and (ii) the January 2008 reimbursement of $14,625 from two of the nine insurance companies for these costs related to this obligation. Our remaining reserve relating to this indemnity obligation was $55,563 as of December 31, 2007. The ultimate outcome of this matter is still uncertain, and accordingly, the amount of cost we may ultimately incur could be substantially more than the reserve we have currently provided.

Outlook on Future Liquidity

Our liquidity during 2008 is expected to be significantly impacted as a result of the planned WHC Merger, and also as a result of the planned divestitures of ViPS and Porex, see “— Introduction — Recent and Pending Corporate Transactions” above. The planned merger with WHC will result in the payment of up to $6.89 in cash for each outstanding share of HLTH Corporation as of the closing date of the merger. We expect to use available cash on hand, as well as cash proceeds to be received from the divestitures of Porex and ViPS to fund the cash portion of the merger consideration. Additionally, if either Porex or ViPS has not been sold at the time the WHC Merger is ready to be consummated, WHC could issue up to $250,000 in redeemable notes to the HLTH stockholders in lieu of a portion of the cash consideration otherwise payable in the merger.

As of February 21, 2008, we have approximately $1.45 billion in consolidated cash, cash equivalents and marketable securities, which reflects the receipt of $575,000 in cash on February 8, 2008 as a result of the sale of our remaining 48% interest in EBSCo. Also as of February 21, 2008, and as discussed in more detail above (see “— Introduction — Other Significant Developments”), we owned investments in approximately $364,000 of ARS investments, including approximately $169,000 of ARS investments held at WHC. In mid-February 2008, auctions for ARS investments backed by student loans failed, including auctions for the ARS investments we held. The result of a failed auction is that these ARS investments continue to bear interest in accordance with their terms until the next successful auction; however, liquidity will be limited until there is a successful auction or until such time as other markets for these ARS investments develop. We believe that any lack of liquidity relating to our ARS investments will not have an impact on our ability to fund our operations.

We believe that our available cash resources and future cash flow from operations, will provide sufficient cash resources to meet the commitments described above and to fund our currently anticipated working capital and capital expenditure requirements, for up to twenty-four months. Our future liquidity and capital requirements will depend upon numerous factors, including retention of customers at current volume and revenue levels, our existing and new application and service offerings, competing technological and market developments, cost of maintaining and upgrading the information technology platforms and communications systems that WebMD uses to provide its services and potential future acquisitions. We may need to raise additional funds to support expansion, develop new or enhanced applications and services, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. If required, we may raise such additional funds through public or private debt or equity financing, strategic relationships or other arrangements. There can be no assurance that such financing will be available on acceptable terms, if at all, or that such financing will not be dilutive to our stockholders. Future indebtedness may impose various restrictions and covenants on us that could limit our ability to respond to

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market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities.

Contractual Obligations and Commitments

The following table summarizes our principal commitments as of December 31, 2007 for future specified contractual obligations, including those of our discontinued operations, that are not reflected in our consolidated balance sheets, as well as the estimated timing of the cash payments associated with these obligations. This table also provides the timing of cash payments related to our long-term debt obligations included in our consolidated balance sheets. Management’s estimates of the timing of future cash flows are largely based on historical experience, and accordingly, actual timing of cash flows may vary from these estimates.

		Less Than			More Than
	Total	1 Year	1-3 Years	4-5 Years	5 Years
	(In thousands)

Long-term debt(a)	$712,188	$15,500	$377,938	$318,750	$—
Leases(b)	64,415	11,063	22,131	16,260	14,961
Purchase obligations(c)	7,626	5,439	2,187	—	—
Other long-term obligation	456	280	176	—	—

Total	$784,685	$32,282	$402,432	$335,010	$14,961

(a)	Long-term debt includes our 3 1/8% Notes, and our 1.75% Convertible Subordinated Notes due 2023, which are first puttable at the option of the holders in 2012 and 2010, respectively. Amounts include our contractual interest payments through the earliest date at which these notes are puttable by the holder.

(b)	The lease amounts are net of sublease income.

(c)	Purchase obligations include amounts committed under legally enforceable contracts or purchase orders for goods and services with defined terms as to price, quantity and delivery.

The above table excludes $11,529 of uncertain tax positions, including interest and penalties, under FIN 48, as we are unable to reasonably estimate the timing of the settlement of these items. These uncertain tax positions include those of our discontinued operations. See Note 16, “Income Taxes” located in the Notes to Consolidated Financial Statements included in Annex B-1 above.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (which we refer to as FASB) issued SFAS No. 141 (Revised 2007), “Business Combinations” (which we refer to as SFAS 141R), a replacement of FASB Statement No. 141. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and applies to all business combinations. SFAS 141R provides that, upon initially obtaining control, an acquirer shall recognize 100 percent of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100 percent of its target. As a consequence, the current step acquisition model will be eliminated. Additionally, SFAS 141R changes current practice, in part, as follows: (1) contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration; (2) transaction costs will be expensed as incurred, rather than capitalized as part of the purchase price; (3) pre-acquisition contingencies, such as legal issues, will generally have to be accounted for in purchase accounting at fair value; and (4) in order to accrue

HLTH 2007 Annual Report — MD&A Annex

ANNEX B-2 – PAGE 28

for a restructuring plan in purchase accounting, the requirements in FASB Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” would have to be met at the acquisition date. While there is no expected impact to our consolidated financial statements on the accounting for acquisitions completed prior to December 31, 2008, the adoption of SFAS 141R on January 1, 2009 could materially change the accounting for business combinations consummated subsequent to that date.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51,” (which we refer to as SFAS 160). SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the results of operations. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and is to be applied prospectively as of the beginning of the fiscal year in which the statement is applied. We are currently evaluating the impact that SFAS 160 will have on our operations, financial positions and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS 115” (which we refer to as SFAS 159), which permits but does not require us to measure financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. As we do not expect to elect to fair value any of our financial instruments under the provisions of SFAS 159, the adoption of this statement is not expected to have any impact to our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (which we refer to as SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. SFAS 157 also expands financial statement disclosures about fair value measurements. On February 6, 2008, the FASB issued FASB Staff Position 157-b (which we refer to as FSP 157-b) which delays the effective date of SFAS 157 for one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 and FSP 157-b are effective for financial statements issued for fiscal years beginning after November 15, 2007. We have elected a partial deferral of SFAS 157 under the provisions of FSP 157-b related to the measurement of fair value used when evaluating goodwill, other intangible assets and other long-lived assets for impairment and valuing asset retirement obligations and liabilities for exit or disposal activities. The impact of partially adopting SFAS 157 effective January 1, 2008 is not expected to be material to our consolidated financial statements.

HLTH 2007 Annual Report — MD&A Annex

ANNEX B-2 – PAGE 29

ANNEX B-3

HLTH CORPORATION 2007 ANNUAL REPORT

PERFORMANCE GRAPH

The following graph compares the cumulative total stockholder return on HLTH Common Stock with the comparable cumulative return of the NASDAQ Composite Index, a Peer Group Index (as described below) and the Research Data Group (RDG) Internet Composite Index over the period of time from December 31, 2002 through December 31, 2007. The graph assumes that $100 was invested in HLTH Common Stock and each index on December 31, 2002. The stock price performance on the graph is not necessarily indicative of future stock price performance.

Pursuant to applicable rules under the Securities Exchange Act of 1934, we are required to include in the graph below an index of companies in our industry or line-of-business. We have included an index of a specific group of companies (which we refer to as the Peer Group Index) to meet this requirement. This group of companies consists of Allscripts Healthcare Solutions, Amicas, Inc. (formerly known as Vitalworks Inc.), Cerner Corporation, Drugstore.com, Inc., Eclipsys Corporation, ProxyMed, Inc., QuadraMed Corporation, Quality Systems, Inc. and TriZetto Group, Inc. In addition, we have included in the graph the RDG Internet Composite Index, which WebMD Health Corp uses in the Performance Graph in its Annual Report as an index of companies in its industry or line-of-business.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among HLTH Corporation, The NASDAQ Composite Index,
The RDG Internet Composite Index And A Peer Group

*	$100 invested on 12/31/02 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

ANNEX B-4

HLTH CORPORATION 2007 ANNUAL REPORT

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

The primary objective of our investment activities is to preserve principal and maintain adequate liquidity, while at the same time maximizing the yield we receive from our investment portfolio.

Changes in prevailing interest rates will cause the principal amount of the investment to fluctuate. To minimize this risk, we maintain our portfolio of cash equivalents, short-term investments and various types of marketable securities.

The 3 1/8% Notes and the 1.75% Notes that we have issued have fixed interest rates; changes in interest rates will not impact our financial condition or results of operations.

Exchange Rate Sensitivity

Currently, substantially all of our sales and expenses are denominated in United States dollars; however, Porex is exposed to fluctuations in foreign currency exchange rates, primarily the rate of exchange of the United States dollar against the Euro. This exposure arises primarily as a result of translating the results of Porex’s foreign operations to the United States dollar at exchange rates that have fluctuated from the beginning of the accounting period. Porex has not engaged in foreign currency hedging activities to date. Foreign currency translation gains (losses) were $3.3 million, $3.6 million and $(3.3) million in 2007, 2006 and 2005, respectively. We believe that future exchange rate sensitivity related to Porex will not have a material effect on our financial condition or results of operations.

ANNEX C-1

WEBMD HEALTH CORP. 2007 ANNUAL REPORT

FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

The following financial statements of the Company and its subsidiaries required to be included in Item 15(a) (1) of Form 10-K are listed below:

Page

WebMD Health Corp.
Report of Management on Internal Control Over Financial Reporting	2
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	3
Report of Independent Registered Public Accounting Firm	4
Consolidated Balance Sheets as of December 31, 2007 and 2006	5
Consolidated Statements of Operations for the Years Ended December 31, 2007, 2006 and 2005	6
Consolidated Statements of Stockholders’ Equity and Owner’s Net Investment for the Years Ended December 31, 2007, 2006 and 2005	7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2006 and 2005	8
Notes to Consolidated Financial Statements	9
Supplemental Financial Data:
The following supplementary financial data of the Registrant and its subsidiaries required to be included in Item 15(a)(2) of Form 10-K are listed below:
Schedule II — Valuation and Qualifying Accounts	S-1

All other schedules not listed above have been omitted as not applicable or because the required information is included in the Consolidated Financial Statements or in the notes thereto. Columns omitted from the schedule filed have been omitted because the information is not applicable.

WebMD 2007 Annual Report — Financial Statements Annex

ANNEX C-1 – PAGE 1

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of WebMD Health Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934 (the Exchange Act) as a process designed by, or under the supervision of, a company’s principal executive and principal financial officers and effected by its board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

WebMD management assessed the effectiveness of WebMD’s internal control over financial reporting as of December 31, 2007. In making this assessment, WebMD management used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment and those criteria, WebMD management concluded that WebMD maintained effective internal control over financial reporting as of December 31, 2007.

Ernst & Young, LLP, the independent registered public accounting firm that audited and reported on the Company’s financial statements as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, has audited the Company’s internal control over financial reporting as of December 31, 2007, as stated in their report which appears on page 3.

February 28, 2008

WebMD 2007 Annual Report — Financial Statements Annex

ANNEX C-1 – PAGE 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of
WebMD Health Corp.

We have audited WebMD Health Corp.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). WebMD Health Corp.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, WebMD Health Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of WebMD Health Corp. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and owner’s net investment, and cash flows for each of the three years in the period ended December 31, 2007 of WebMD Health Corp. and our report dated February 28, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP
New York, New York
February 28, 2008

WebMD 2007 Annual Report — Financial Statements Annex

ANNEX C-1 – PAGE 3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
WebMD Health Corp.

We have audited the accompanying consolidated balance sheets of WebMD Health Corp. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and owner’s net investment, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WebMD Health Corp. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment” using the modified prospective transition method. Also, as discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.”

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), WebMD Health Corp.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

New York, New York
February 28, 2008

WebMD 2007 Annual Report — Financial Statements Annex

ANNEX C-1 – PAGE 4

WEBMD HEALTH CORP.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,	December 31,
	2007	2006

ASSETS
Current assets:
Cash and cash equivalents	$213,753	$44,660
Short-term investments	80,900	9,490
Accounts receivable, net of allowance for doubtful accounts of $1,165 at December 31, 2007 and $956 at December 31, 2006	86,081	89,652
Current portion of prepaid advertising	2,329	2,656
Due from HLTH	1,153	143,153
Other current assets	10,840	5,312
Assets of discontinued operations	—	48

Total current assets	395,056	294,971
Property and equipment, net	48,589	44,709
Prepaid advertising	4,521	9,459
Goodwill	221,429	225,028
Intangible assets, net	36,314	45,268
Other assets	12,955	530

	$718,864	$619,965

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accrued expenses	$26,498	$32,846
Deferred revenue	76,401	76,086
Liabilities of discontinued operations	—	1,645

Total current liabilities	102,899	110,577
Deferred tax liability	—	5,367
Other long-term liabilities	9,210	7,912
Commitments and contingencies
Stockholders’ equity:
Preferred stock, 50,000,000 shares authorized; no shares issued and outstanding	—	—
Class A Common Stock, $0.01 par value per share, 500,000,000 shares authorized; 9,113,708 shares issued and outstanding at December 31, 2007 and 8,337,846 shares issued and outstanding at December 31, 2006	91	83
Class B Common Stock, $0.01 par value per share, 150,000,000 shares authorized; 48,100,000 shares issued and outstanding at December 31, 2007 and December 31, 2006	481	481
Additional paid-in capital	531,043	485,594
Retained earnings	75,140	9,951

Total stockholders’ equity	606,755	496,109

	$718,864	$619,965

See accompanying notes.

WebMD 2007 Annual Report — Financial Statements Annex

ANNEX C-1 – PAGE 5

WEBMD HEALTH CORP

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended December 31,
	2007	2006	2005

Revenue	$331,954	$248,776	$163,910
Costs and expenses:
Cost of operations	117,281	101,675	65,676
Sales and marketing	93,645	76,189	51,756
General and administrative	60,986	52,338	29,550
Depreciation and amortization	27,233	17,639	10,648
Interest income	12,378	5,099	1,790

Income from continuing operations before
income tax (benefit) provision	45,187	6,034	8,070
Income tax (benefit) provision	(17,255)	3,883	1,666

Income from continuing operations	62,442	2,151	6,404
Income from discontinued operations, net of tax	3,442	385	161

Net income	$65,884	$2,536	$6,565

Basic income per common share:
Income from continuing operations	$1.09	$0.04	$0.13
Income from discontinued operations	0.06	0.01	0.00

Net income	$1.15	$0.05	$0.13

Diluted income per common share:
Income from continuing operations	$1.05	$0.04	$0.13
Income from discontinued operations	0.05	0.00	0.00

Net income	$1.10	$0.04	$0.13

Weighted-average shares outstanding used in computing net income per common share:
Basic	57,184	56,145	50,132

Diluted	59,743	58,075	50,532

See accompanying notes.

WebMD 2007 Annual Report — Financial Statements Annex

ANNEX C-1 – PAGE 6

WEBMD HEALTH CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND OWNER’S NET INVESTMENT
(In thousands, except share amounts)

	Stockholders’ Equity
								Accumulated
		Class A		Class B				Other
	Owner’s Net	Common Stock		Common Stock		Deferred	Additional	Comprehensive	Retained
	Investment	Shares	Amount	Shares	Amount	Compensation	Paid-in-Capital	Income	Earnings	Total

Balances at December 31, 2004	$98,560	—	$—	—	$—	$—	$—	$—	$—	$98,560
Net income	(1,967)	—	—	—	—	—	—	—	8,532	6,565
Changes in unrealized losses on securities	—	—	—	—	—	—	—	(112)	—	(112)

Comprehensive income	—	—	—	—	—	—	—	—	—	6,453
Transfers from HLTH, including transfers of non-cash stock-based compensation expense	63,976	—	—	—	—	—	360	—	—	64,336
Contribution	(160,569)	—	—	48,100,000	481	—	160,088	—	—	—
Issuance of Class A Common Stock, net of costs	—	7,954,426	80	—	—	—	125,652	—	—	125,732
Stock options issued to HLTH employees	—	—	—	—	—	—	1,117	—	(1,117)	—
Deferred stock-based compensation	—	—	—	—	—	(6,610)	6,610	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	874	—	—	—	874

Balances at December 31, 2005	—	7,954,426	80	48,100,000	481	(5,736)	293,827	(112)	7,415	295,955
Net income	—	—	—	—	—	—	—	—	2,536	2,536
Changes in unrealized losses on securities	—	—	—	—	—	—	—	112	—	112

Comprehensive income	—	—	—	—	—	—	—	—	—	2,648
Contribution from HLTH for utilization of Federal NOL	—	—	—	—	—	—	140,000	—	—	140,000
Contribution from HLTH for transfer of non-cash stock-based compensation expense	—	—	—	—	—	—	6,183	—	—	6,183
Issuance of Class A Common Stock	—	383,420	3	—	—	—	5,594	—	—	5,597
Shares withheld to satisfy tax withholdings	—	—	—	—	—	—	(448)	—	—	(448)
Reversal of deferred stock-based compensation — adoption of SFAS 123R	—	—	—	—	—	5,736	(5,736)	—	—	—
Stock-based compensation	—	—	—	—	—	—	20,174	—	—	20,174
Subimo Acquisition	—	—	—	—	—	—	26,000	—	—	26,000

Balances at December 31, 2006	—	8,337,846	83	48,100,000	481	—	485,594	—	9,951	496,109
Net income	—	—	—	—	—	—	—	—	65,884	65,884
Contribution from HLTH for utilization of Federal non-cash NOL	—	—	—	—	—	—	9,862	—	—	9,862
Contribution from HLTH for transfer of non-cash stock-based compensation expense	—	—	—	—	—	—	2,229	—	—	2,229
Issuance of Class A Common Stock	—	775,862	8	—	—	—	14,686	—	—	14,694
Shares withheld to satisfy tax withholdings	—	—	—	—	—	—	(1,035)	—	—	(1,035)
Transfer of equity awards to HLTH	—	—	—	—	—	—	695	—	(695)	—
Tax valuation allowance reversal	—	—	—	—	—	—	812	—	—	812
Tax benefit related to stock option deductions	—	—	—	—	—	—	1,399	—	—	1,399
Stock-based compensation	—	—	—	—	—	—	16,801	—	—	16,801

Balances at December 31, 2007	$—	9,113,708	$91	48,100,000	$481	$—	$531,043	$—	$75,140	$606,755

See accompanying notes.

WebMD 2007 Annual Report — Financial Statements Annex

Annex C-1 – Page 7

WEBMD HEALTH CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,
	2007	2006	2005

Cash flows from operating activities:
Net income	$65,884	$2,536	$6,565
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations, net of tax	(3,442)	(385)	(161)
Depreciation and amortization	27,233	17,639	10,648
Non-cash advertising	5,264	7,415	8,992
Non-cash stock-based compensation	19,391	26,697	2,315
Deferred income taxes	(20,953)	2,104	1,180
Changes in operating assets and liabilities:
Accounts receivable	3,570	(25,430)	(13,974)
Other assets	1,102	(971)	(517)
Accrued expenses and other long-term liabilities	(7,185)	6,698	10,721
Due to (from) HLTH	(3,278)	(1,568)	3,672
Deferred revenue	314	17,761	(1,856)

Net cash provided by continuing operations	87,900	52,496	27,585
Net cash (used in) provided by discontinued operations	(390)	305	1,020

Net cash provided by operating activities	87,510	52,801	28,605
Cash flows from investing activities:
Proceeds from maturities and sales of available-for-sale securities	212,923	304,184	87,450
Purchases of available-for-sale securities	(284,333)	(229,410)	(165,178)
Purchases of property and equipment	(18,058)	(28,452)	(18,126)
Cash paid in business combinations, net of cash acquired	—	(130,167)	(50,752)

Net cash used in investing activities	(89,468)	(83,845)	(146,606)
Cash flows from financing activities:
Proceeds from issuance of common stock	14,355	5,257	125,392
Tax benefit on stock-based awards	1,577	—	—
Net cash transfers with HLTH	155,119	(5,257)	64,857

Net cash provided by financing activities	171,051	—	190,249

Net increase (decrease) in cash and cash equivalents	169,093	(31,044)	72,248
Cash and cash equivalents at beginning of period	44,660	75,704	3,456

Cash and cash equivalents at end of period	$213,753	$44,660	$75,704

See accompanying notes.

WebMD 2007 Annual Report — Financial Statements Annex

Annex C-1 – Page 8

WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

1.	Background and Basis of Presentation

Background

WebMD Health Corp. (the “Company”) is a Delaware corporation that was incorporated on May 3, 2005. The Company completed an initial public offering (“IPO”) of Class A Common Stock on September 28, 2005. The Company’s Class A Common Stock has traded on the Nasdaq National Market under the symbol “WBMD” since September 29, 2005 and now trades on the Nasdaq Global Select Market. Prior to the date of the IPO, the Company was a wholly-owned subsidiary of HLTH Corporation (“HLTH”) and its consolidated financial statements had been derived from the consolidated financial statements and accounting records of HLTH, principally representing the WebMD segment, using the historical results of operations, and historical basis of assets and liabilities of the WebMD related businesses. Since the completion of the IPO, the Company is a majority-owned subsidiary of HLTH, which currently owns 84.1% of the equity of the Company. The Company’s Class A Common Stock has one vote per share, while the Company’s Class B Common Stock has five votes per share. As a result, the Company’s Class B Common Stock owned by HLTH represented, as of December 31, 2007, 96.2% of the combined voting power of the Company’s outstanding Common Stock.

Business

The Company provides health information services to consumers, physicians and other healthcare professionals, employers and health plans through the Company’s public and private online portals and health-focused publications. The Company’s two operating segments are:

•	Online Services. The Company provides both public and private online portals. The Company’s public portals for consumers enable them to obtain detailed information on a particular disease or condition, analyze symptoms, locate physicians, store individual healthcare information, receive periodic e-newsletters on topics of individual interest, enroll in interactive courses and participate in online communities with peers and experts. The Company’s public portals for physicians and healthcare professionals make it easier for them to access clinical reference sources, stay abreast of the latest clinical information, learn about new treatment options, earn continuing medical education (“CME”) credit and communicate with peers. The Company’s private portals enable employers and health plans to provide their employees and plan members with access to personalized health and benefit information and decision-support technology that helps them make more informed benefit, provider and treatment choices.

•	Publishing and Other Services. The Company publishes: The Little Blue Book, a physician directory; and, since 2005, WebMD the Magazine, a consumer magazine distributed to physician office waiting rooms. The Company also conducted in-person CME through December 31, 2006 as a result of the acquisition of the assets of Conceptis Technologies, Inc. in December 2005. The Company also published medical reference textbooks until it divested this business on December 31, 2007.

Basis of Presentation

The Company’s Class A Common Stock has traded on the Nasdaq National Market under the symbol “WBMD” since September 29, 2005 and now trades on the Nasdaq Global Select Market. Prior to the date of the IPO, the Company’s consolidated financial statements had been derived from the consolidated financial statements and accounting records of HLTH, principally representing its WebMD segment, using the historical results of operations, and historical basis of assets and liabilities of the WebMD related business.

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Management believes the assumptions underlying the consolidated financial statements are reasonable. However, the consolidated financial statements included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented.

Transactions between the Company and HLTH have been identified in the notes to the consolidated financial statements as Transactions with HLTH (see Note 5).

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, and have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”). The results of operations for companies acquired are included in the consolidated financial statements from the effective date of acquisition. All material intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Seasonality

The timing of the Company’s revenue is affected by seasonal factors. Advertising and sponsorship revenue within the Online Services segment are seasonal, primarily as a result of the annual budget approval process of the advertising and sponsorship clients of the public portals. This portion of the Company’s revenue is usually the lowest in the first quarter of each calendar year, and increases during each consecutive quarter throughout the year. The Company’s private portal licensing revenue is historically highest in the second half of the year as new customers are typically added during this period in conjunction with their annual open enrollment periods for employee benefits. Finally, the annual distribution cycle within the Publishing and Other Services segment results in a significant portion of the Company’s revenue in this segment being recognized in the second and third quarters of each calendar year.

Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience, current business factors, and various other assumptions that the Company believes are necessary to consider to form a basis for making judgments about the carrying values of assets and liabilities and disclosure of contingent assets and liabilities. The Company is subject to uncertainties such as the impact of future events, economic and political factors and changes in the Company’s business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company’s financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the consolidated financial statements. Significant estimates and assumptions by management affect: revenue recognition, the allowance for doubtful accounts, the carrying value of prepaid advertising, the carrying value of long-lived assets (including goodwill and intangible assets), the amortization period of long-lived assets (excluding

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

goodwill), the carrying value, capitalization and amortization of software and Web site development costs, the provision for income taxes and related deferred tax accounts, certain accrued expenses and contingencies, share-based compensation to employees and transactions with HLTH.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents. The Company’s cash and cash equivalents are primarily invested in various money market accounts.

Marketable Securities

The Company classifies its investments in marketable securities as either available-for-sale or held-to-maturity at the time of purchase and re-evaluates such classifications at each balance sheet date. The Company does not invest in trading securities. Debt securities in which the Company has the positive intent and ability to hold the securities to maturity are classified as held-to-maturity; otherwise they are classified as available-for-sale. Investments in marketable equity securities are also classified as available-for-sale.

Held-to-maturity securities are carried at amortized cost and available-for-sale securities are carried at fair value as of each balance sheet date. Unrealized gains and losses associated with available-for-sale securities are recorded as a component of accumulated other comprehensive income within stockholders’ equity. Realized gains and losses and declines in value determined to be other-than-temporary are recorded in the consolidated statements of operations. A decline in value is deemed to be other-than-temporary if the Company does not have the intent and ability to retain the investment until any anticipated recovery in market value. The cost of securities is based on the specific identification method.

Allowance for Doubtful Accounts

The allowance for doubtful accounts receivable reflects the Company’s best estimate of losses inherent in the Company’s receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence.

Internal Use Software

The Company accounts for internal use software development costs in accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). Software development costs that are incurred in the preliminary project stage are expensed as incurred. Once certain criteria of SOP 98-1 have been met, internal and external direct costs incurred in developing or obtaining computer software are capitalized. The Company capitalized $4,847 and $7,383 during the years ended December 31, 2007 and 2006, respectively. Capitalized internal use software development costs are included in property and equipment in the accompanying consolidated balance sheet. Training and data conversion costs are expensed as incurred. Capitalized software costs are depreciated over a three-year period. Depreciation expense related to internal use software was $2,778 and $717 during the years ended December 31, 2007 and 2006. Depreciation expense related to internal use software in the year ended December 31, 2005 was not material.

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Web Site Development Costs

In accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-2, “Accounting for Web Site Development Costs,” costs related to the planning and post implementation phases of the Company’s Web site development efforts, as well as minor enhancements and maintenance, are expensed as incurred. Direct costs incurred in the development phase are capitalized. The Company capitalized $7,980 and $12,187 during the years ended December 31, 2007 and 2006, respectively. These capitalized costs are included in property and equipment in the accompanying consolidated balance sheets and are depreciated over a three-year period. Depreciation expense related to Web site development costs was $4,501 and $446 during the years ended December 31, 2007 and 2006. There was no depreciation expense related to Web site development in the year ended December 31, 2005.

Long-Lived Assets

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The useful lives are generally as follows:

Computer equipment	3 to 5 years
Office equipment, furniture and fixtures	4 to 7 years
Software	3 to 5 years
Web site development costs	3 years
Leasehold improvements	Shorter of useful life or lease term

Expenditures for maintenance, repair and renewals of minor items are expensed as incurred. Major betterments are capitalized.

Goodwill and Intangible Assets

Goodwill and intangible assets resulting from acquisitions are accounted for under the purchase method. Intangible assets with definite lives are amortized on a straight-line basis over the estimated useful lives of the related assets as follows:

Content	2 to 5 years
Customer relationships	2 to 12 years
Acquired technology and patents	3 years
Trade names	3 to 10 years

Recoverability

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” the Company reviews the carrying value of goodwill annually and whenever indicators of impairment are present. The Company measures impairment losses by comparing the carrying value of its reporting units to the fair value of its reporting units determined using an income approach valuation. The Company’s reporting units are determined in accordance with SFAS No. 142, which defines a reporting unit as an operating segment or one level below an operating segment.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), long-lived assets used in operations are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. Long-lived assets held for sale are reported at the lower of cost or fair value less costs to sell.

Leases

The Company recognizes lease expense on a straight-line basis, including predetermined fixed escalations, over the initial lease term, including reasonably assured renewal periods, net of lease incentives, from the time that the Company controls the leased property. Leasehold improvements made at the inception of the lease are amortized over the shorter of useful life or lease term. Lease incentives are recorded as a deferred rent credit and recognized as a reduction to rent expense on a straight-line basis over the lease term as described above.

Revenue Recognition

Revenue is derived from the Company’s Online Services and Publishing and Other Services segments:

•	Online Services. The Company generates revenue from its public portals through the sale of advertising and sponsorship products. The Company generates revenue from private portals through the licensing of its content and technology to employers, payers and others. The Company also distributes its online content and services to other entities and generates revenue from these arrangements from the sale of advertising and sponsorship products and from content syndication fees.

•	Publishing and Other Services. The Company generates revenue from sales of The Little Blue Book physician directory and from sales of advertisements in those directories and WebMD the Magazine. As a result of the acquisition of the assets of Conceptis Technologies, Inc. in December 2005, the Company also generated revenue from in-person CME programs in 2006. As of December 31, 2006, these services were no longer offered by the Company. The Company sold its medical reference publications business as of December 31, 2007 and the revenue and expenses of this business are shown as discontinued operations for all periods presented.

Revenue from advertising is recognized as advertisements are delivered or as publications are distributed. Revenue from sponsorship arrangements, content syndication and distribution arrangements, and licenses of healthcare management tools and private portals as well as related health coaching services are recognized ratably over the term of the applicable agreement. Revenue from the sponsorship of CME is recognized over the period the Company substantially completes its contractual deliverables as determined by the applicable agreements. When contractual arrangements contain multiple elements, revenue is allocated to each element based on its relative fair value determined using prices charged when elements are sold separately. In certain instances where fair value does not exist for all the elements, the amount of revenue allocated to the delivered elements equals the total consideration less the fair value of the undelivered elements. In instances where fair value does not exist for the undelivered elements, revenue is recognized when the last element is delivered.

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Sales, Use and Value Added Tax

The Company excludes sales, use and value added tax from revenue in the consolidated statements of operations.

Accounting for Stock-Based Compensation

As discussed more fully in Note 13, on January 1, 2006, the Company adopted SFAS No. 123, “(Revised 2004): Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense over the service period (generally the vesting period) in the consolidated financial statements based on their fair values. The Company elected to use the modified prospective transition method and as a result prior period results were not restated. Under the modified prospective transition method, awards that were granted or modified on or after January 1, 2006 are measured and accounted for in accordance with SFAS 123R. Unvested stock options and restricted stock awards that were granted prior to January 1, 2006 will continue to be accounted for in accordance with SFAS 123, using the same grant date fair value and same expense attribution method used under SFAS 123, except that all awards are recognized in the results of operations over the remaining vesting periods. The impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount recognized for all stock-based compensation beginning January 1, 2006. The portion of stock-based compensation expense related to the adoption of SFAS 123R for the year ended December 31, 2006 was $21,794.

Prior to January 1, 2006, the Company accounted for stock-based employee compensation using the intrinsic value method under the recognition and measurement principles of APB 25, and related interpretations. In accordance with APB 25, the Company did not recognize stock-based compensation expense with respect to options granted with an exercise price equal to the market value of the underlying common stock on the date of grant. As a result, the recognition of stock-based compensation expense was generally limited to the expense related to restricted stock awards. Additionally, all restricted stock awards and stock options granted prior to January 1, 2006 had graded vesting, and the Company valued these awards and recognized actual and pro-forma expense, with respect to restricted stock awards and stock options, as if each vesting portion of the award was a separate award. This resulted in an accelerated attribution of compensation expense over the vesting period. As permitted under SFAS 123R, the Company began using a straight-line attribution method beginning January 1, 2006, for all options and restricted stock awards granted on or after January 1, 2006, but will continue to apply the accelerated attribution method for the remaining unvested portion of any awards granted prior to January 1, 2006.

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the components and classification of stock-based compensation expense:

	Years Ended December 31,
	2007	2006	2005

HLTH Plans:
Stock options	$2,455	$5,172	$—
Restricted stock	(313)	916	1,356
WebMD Plans:
Stock options	13,141	16,606	—
Restricted stock	2,546	3,499	874
ESPP	107	95	—
Other	1,455	409	85

Total stock-based compensation expense	$19,391	$26,697	$2,315

Included in:
Cost of operations	$5,063	$8,744	$394
Sales and marketing	5,056	5,870	368
General and administrative	9,272	12,083	1,553

Total stock-based compensation expense	$19,391	$26,697	$2,315

Tax benefits attributable to the stock-based compensation expense were only realized in certain states in which the Company does not have operating loss carryforwards. As of December 31, 2007, approximately $598 and $37,206 of unrecognized stock-based compensation expense related to unvested awards (net of estimated forfeitures) is expected to be recognized over a weighted-average period of approximately 0.76 years and 1.65 years, related to the HLTH Plans, and WebMD Plans, respectively.

The following table summarizes pro forma net income (loss) and net income (loss) per common share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation for the year ended December 31, 2005:

Year Ended
December 31,
2005

Net income as reported	$6,565
Add: Stock-based employee compensation expense included in reported net income	2,315
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(15,771)

Pro forma net loss	$(6,891)

Net income (loss) per common share:
Basic and diluted — as reported	$0.13

Basic and diluted — pro forma	$(0.14)

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Advertising Costs

Advertising costs are generally expensed as incurred and included in sales and marketing expense in the accompanying consolidated statements of operations. Advertising expense totaled $9,779, $12,533, and $13,156 in 2007, 2006 and 2005, respectively. Included in these amounts are non-cash advertising costs of $5,264, $7,415 and $8,656 in 2007, 2006 and 2005, respectively, related to the advertising services received from News Corporation.

Concentration of Credit Risk

None of the Company’s customers individually accounted for more than 10% of the Company’s revenue in 2007, 2006 or 2005 or more than 10% of the Company’s accounts receivable as of December 31, 2007, 2006 or 2005.

The Company’s revenue is principally generated in the United States. An adverse change in economic conditions in the United States could negatively affect the Company’s revenue and results of operations. Due to the acquisition of Conceptis Technologies Inc., the Company recorded revenue from foreign customers of $3,660, $3,475 and $405 during the years ended December 31, 2007, 2006 and 2005, respectively.

Income Taxes

Income taxes are accounted for using the liability method in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). Under this method, deferred income taxes are recognized for the future tax consequence of differences between the tax and financial reporting basis of assets and liabilities at each reporting period. A valuation allowance is established to reduce deferred tax assets to the amounts expected to be realized.

On January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company believes that its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material change to its financial position. However, the Company cannot predict with certainty the interpretations or positions that tax authorities may take regarding specific tax returns filed by the Company and, even if the Company believes its tax positions are correct, may determine to make settlement payments in order to avoid the costs of disputing particular positions taken. No reserves for uncertain income tax positions have been recorded pursuant to FIN 48. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN 48. However, the Company reduced $603 of a deferred tax asset and its associated valuation allowance upon adoption of FIN 48.

With the exception of adjusting net operating loss (“NOL”) carryforwards that may be utilized, the Company is no longer subject to federal income tax examinations for tax years before 2004 and for state and local income tax examinations for years before 2002.

The Company has elected to reflect interest and penalties related to uncertain tax positions as part of the income tax provision in the accompanying consolidated statements of operations.

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Per Common Share

Basic and diluted income per common share are presented in conformity with SFAS No. 128, “Earnings Per Share”. In accordance with SFAS No. 128, basic income per common share has been computed using the weighted-average number of shares of common stock outstanding during the periods presented. Diluted income per common share has been computed using the weighted-average number of shares of common stock outstanding during the periods, increased to give effect to potentially dilutive securities.

	Years Ended December 31,
	2007	2006	2005

Numerator:
Income from continuing operations	$62,442	$2,151	$6,404

Income from discontinued operations, net of tax	$3,442	$385	$161

Denominator: (shares in thousands)
Weighted-average shares — Basic	57,184	56,145	50,132
Employee stock options and restricted stock	2,559	1,930	400

Adjusted weighted-average shares after assumed conversions — Diluted	59,743	58,075	50,532

Basic income per common share:
Income from continuing operations	$1.09	$0.04	$0.13
Income from discontinued operations	0.06	0.01	0.00

Net income	$1.15	$0.05	$0.13

Diluted income per common share:
Income from continuing operations	$1.05	$0.04	$0.13
Income from discontinued operations	0.05	0.00	0.00

Net income	$1.10	$0.04	$0.13

Included in basic and diluted shares for the years ended December 31, 2007 and 2006 is the impact of shares to be issued pursuant to the purchase agreement of Subimo, LLC (see Note 6 — Business Combinations). The Company deferred the issuance of 640,930 shares of Class A common stock (“Deferred Shares”) until December 2008. Issuance of a portion of these shares may be further deferred until December 2010 subject to certain conditions. A maximum of 246,508 of the Deferred Shares may be used to settle any outstanding claims or warranties the Company may have against the seller. For purposes of calculating basic net income per share, the weighted average impact of 394,422 shares representing the non-contingent portion of the Deferred Shares was included. For purposes of calculating diluted net income per share, the weighted average impact of all of the 640,930 Deferred Shares was included.

The Company has excluded certain outstanding stock options from the calculation of diluted income per common share because such securities were anti-dilutive during the periods presented. The total number of shares excluded from the calculation of diluted income per share was 1,360,386, 749,328 and 328,900 for the years ended December 31, 2007, 2006 and 2005, respectively.

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Discontinued Operations

The Company accounts for discontinued operations in accordance with SFAS 144. Under SFAS 144, the operating results of a business unit are reported as discontinued if its operations and cash flows can be clearly distinguished from the rest of the business, the operations have been sold, there will be no continuing involvement in the operation after the disposal date and certain other criteria are met. Significant judgments are involved in determining whether a business component meets the criteria for discontinued operation reporting and the period in which these criteria are met. Refer to Note 3 for further discussion of discontinued operations.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS 141R”), a replacement of FASB Statement No. 141. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and applies to all business combinations. SFAS 141R provides that, upon initially obtaining control, an acquirer shall recognize 100 percent of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100 percent of its target. As a consequence, the current step acquisition model will be eliminated. Additionally, SFAS 141R changes current practice, in part, as follows: (1) contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration; (2) transaction costs will be expensed as incurred, rather than capitalized as part of the purchase price; (3) pre-acquisition contingencies, such as legal issues, will generally have to be accounted for in purchase accounting at fair value; and (4) in order to accrue for a restructuring plan in purchase accounting, the requirements in FASB Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” would have to be met at the acquisition date. While there is no expected impact to the Company’s consolidated financial statements on the accounting for acquisitions completed prior to December 31, 2008, the adoption of SFAS 141R on January 1, 2009 could materially change the accounting for business combinations consummated subsequent to that date.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS 115” (“SFAS 159”), which permits but does not require us to measure financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. As the Company does not expect to elect to fair value any of our financial instruments under the provisions of SFAS 159, the adoption of this statement is not expected to have any impact to the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. SFAS 157 also expands financial statement disclosures about fair value measurements. On February 6, 2008, the FASB issued FASB Staff Position (“FSP”) 157-b which delays the effective date of SFAS 157 for one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 and FSP 157-b are effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has elected a partial deferral of SFAS 157 under the provisions of FSP 157-b related to the measurement of fair value used when evaluating goodwill, other intangible assets and other long-lived assets for impairment and valuing asset

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

retirement obligations and liabilities for exit or disposal activities. The impact of partially adopting SFAS 157 effective January 1, 2008 is not expected to be material to the Company’s consolidated financial statements.

Reclassifications

Certain reclassifications have been made to the prior period financial statements to conform to the current year presentation.

3.	Discontinued Operations

As of December 31, 2007, the Company entered into an Asset Sale Agreement and completed the sale of certain assets and certain liabilities of our medical reference publications business, including the publications ACP Medicine and ACS Surgery: Principles and Practice. The assets and liabilities sold are referred to below as “ACS/ACP Business.” ACP Medicine and ACS Surgery are official publications of the American College of Physicians and the American College of Surgeons, respectively. As a result of the sale, the historical financial information of the ACS/ACP Business has been reclassified as discontinued operations in the accompanying consolidated financial statements. The Company will receive net cash proceeds of $2,809, consisting of $1,328 received in January 2008 and $1,481 which will be received through June 30, 2008. The Company incurred approximately $800 of professional fees and other expenses associated with the sale of the ACS/ACP Business. In connection with the sale, the Company recognized a gain of $3,571, which is included in income from discontinued operations, net of tax benefit of $177, in the accompanying consolidated statements of operations for the year ended December 31, 2007. Also included in income from discontinued operations for the year ended December 31, 2007 is $129 representing the loss from operations of the ACS/ACP Business, net of tax, through the date of sale on December 31, 2007. Summarized operating results for the ACS/ACP Business and the gain recognized on the sale are as follows:

	Years Ended December 31,
	2007	2006	2005

Revenue	$4,219	$5,105	$5,028

(Loss) Income before taxes	$(129)	$385	$161
Gain on disposal, net of tax	3,571	—	—

Income from discontinued operations	$3,442	$385	$161

The assets and liabilities of the ACS/ACP Business are reflected as discontinued operations as of December 31, 2006 and were comprised of the following:

December 31,
2006

Assets of discontinued operations:
Other assets	$48

Total	$48

Liabilities of discontinued operations:
Deferred revenue	$1,645

Total	$1,645

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Stockholders’ Equity

Initial Public Offering

The Company was a subsidiary of and wholly owned by HLTH through September 28, 2005. The Company’s Class A Common Stock began trading on the Nasdaq National Market under the ticker symbol “WBMD” on September 29, 2005. The Company closed and received proceeds from the IPO on October 4, 2005. The IPO consisted of 7,935,000 shares of Class A Common Stock. Since the IPO, HLTH has continued to own all 48,100,000 shares of the Company’s Class B Common Stock, representing, as of December 31, 2007, 84.1% of the Company’s outstanding common stock and 96.2% of the combined voting power of the Company’s outstanding common stock. Each share of the Company’s Class B Common Stock is convertible at HLTH’s option into one share of the Company’s Class A Common Stock. In addition, shares of the Class B Common Stock will automatically be converted, on a one-for-one basis, into shares of Class A Common Stock on a transfer to any person other than a majority owned subsidiary of HLTH or a successor of HLTH. On the fifth anniversary of the closing date of the IPO, all then outstanding shares of Class B Common Stock will automatically be converted, on a one-for-one basis, into shares of Class A Common Stock. See Note 5 for a description of certain agreements governing the relationships between HLTH and the Company following the IPO.

The Company received proceeds from the IPO of $125,392, net of underwriting discounts of $9,721 and costs of the IPO. The costs of the IPO, not including the underwriting discounts, were approximately $5,800. Approximately $2,000 of this amount was paid by HLTH prior to the IPO.

5.	Transactions with HLTH

Agreements with HLTH

In connection with the IPO in September 2005, the Company entered into a number of agreements with HLTH governing the future relationship of the companies, including a Services Agreement, a Tax Sharing Agreement and an Indemnity Agreement. These agreements cover a variety of matters, including responsibility for certain liabilities, including tax liabilities, as well as matters related to HLTH providing the Company with administrative services, such as payroll, accounting, tax, employee benefit plan, employee insurance, intellectual property, legal and information processing services. Under the Services Agreement, the Company has agreed to reimburse HLTH an amount that reasonably approximates HLTH’s cost of providing services to the Company. HLTH has agreed to make the services available to the Company for up to five years; however, the Company is not required, under the Services Agreement, to continue to obtain services from HLTH and is able to terminate services, in whole or in part, at any time generally by providing, with respect to the specified services or groups of services, 60 days’ prior notice and, in some cases, paying a nominal termination fee to cover costs relating to the termination. The terms of the Services Agreement provide that HLTH has the option to terminate the services that it provides for the Company, in whole or in part, if it ceases to provide such services for itself, upon at least 180 days’ written notice to the Company.

On January 31, 2006, the Company entered into additional agreements with HLTH in which both parties agreed to support each other’s product development and marketing efforts of specific product lines for agreed upon fees as defined in the agreements. The new agreements cover a term of five years.

On February 15, 2006, the Tax Sharing Agreement was amended to provide that HLTH will compensate the Company for any use of the Company’s NOLs as a result of certain extraordinary transactions, as defined

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in the Tax Sharing Agreement, including a sale by HLTH of its Emdeon Business Services (“EBS”) and Emdeon Practice Services (“EPS”) operating segments.

On September 14, 2006, HLTH completed the sale of EPS for approximately $565,000 in cash (“EPS Sale”). On November 16, 2006, HLTH completed the sale of a 52% interest in EBS for approximately $1,200,000 in cash (“EBS Sale”). HLTH recognized a taxable gain on the sale of EPS and EBS and utilized a portion of its federal NOL carryforwards to offset the gain on these transactions. Under the Tax Sharing Agreement between HLTH and the Company, the Company was reimbursed for its NOL carryforwards utilized by HLTH in these transactions at the current federal statutory rate of 35%. During February 2007, HLTH reimbursed the Company $140,000 as an estimate of the payment required pursuant to the Tax Sharing Agreement with respect to the EPS Sale and the EBS Sale which was subject to adjustment in connection with the filing of the applicable tax returns. During September 2007, HLTH finalized the NOL carryforward attributable to the Company that was utilized as a result of the EPS Sale and the EBS Sale and reimbursed the Company an additional $9,862. These reimbursements were recorded as capital contributions which increased additional paid-in capital at December 31, 2006 and September 30, 2007, respectively.

On February 11, 2008, HLTH announced that it had executed a definitive agreement and closed the sale of its 48% minority interest in EBS to an affiliate of General Atlantic LLC and investment funds managed by Hellman & Friedman LLC. The sale price was $575,000 in cash. HLTH expects to recognize a taxable gain on this transaction and expects to utilize a portion of its federal NOL carryforward to offset a portion of the tax liability resulting from this transaction. The amount of the utilization of the NOL carryforward and related reimbursement to the Company is dependent on numerous factors and cannot be determined at this time.

Charges from the Company to HLTH:

Revenue:  The Company sells certain of its products and services to HLTH businesses. These amounts are included in revenue during the years ended December 31, 2007, 2006 and 2005. The Company charges HLTH rates comparable to those charged to third parties for similar products and services.

Advertising Expense:  During 2005, the Company allocated costs to HLTH based on its utilization of the Company’s advertising services. This charge included a proportional allocation based on the number of HLTH operating segments identified in each advertisement and an allocation of cost to HLTH for the promotion of the WebMD brand prior to HLTH’s name change. On August 5, 2005, HLTH and other businesses of HLTH began to use “Emdeon” as their primary brand, instead of “WebMD.” In May 2007, as a result of the EBS Sale, HLTH began to use “HLTH” as their primary brand, instead of “Emdeon.” Accordingly, the Company no longer allocates any advertising expense to HLTH, or other businesses of HLTH, related to any advertising that promotes the WebMD brand. The Company’s portion of the advertising services utilized is included in sales and marketing expense within the accompanying consolidated statements of operations, and is reported net of amounts charged to HLTH.

Charges from HLTH to the Company:

Corporate Services:  The Company is charged a services fee (the “Services Fee”) for costs related to corporate services provided by HLTH. The services that HLTH provides include certain administrative services, including payroll, accounting, tax planning and compliance, employee benefit plans, legal matters and information processing. In addition, the Company reimburses HLTH for an allocated portion of certain expenses that HLTH incurs for outside services and similar items, including insurance fees, outside personnel, facilities costs, professional fees, software maintenance fees and telecommunication costs. HLTH has agreed to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

make the services available to the Company for up to 5 years following the IPO. These expense allocations were determined on a basis HLTH and the Company consider to be a reasonable assessment of the costs of providing these services, exclusive of any profit margin. The basis the Company and HLTH used to determine these expense allocations required management to make certain judgments and assumptions. These cost allocations are reflected in the table below under the caption “Corporate services — shared services allocation”. Prior to the IPO, the Services Fee also included costs identified for dedicated employees managed centrally by HLTH for certain of its functions across all of its segments. This portion of the Services Fee charged for dedicated employees included a charge for their salaries, plus an overhead charge for these employees calculated based on a pro rata portion of their salaries to total salaries within the function. The amount reflected in the table below under the caption “Corporate services — specific identification” reflects the costs for these employees through their date of transfer. The Services Fee is reflected in general and administrative expense within the accompanying consolidated statements of operations.

Healthcare Expense:  The Company is charged for its employees’ participation in HLTH’s healthcare plans. Healthcare expense is charged based on the number of total employees of the Company and reflects HLTH’s average cost of these benefits per employee. Healthcare expense is reflected in the accompanying consolidated statements of operations in the same expense captions as the related salary costs of those employees.

Stock-Based Compensation Expense:  Stock-based compensation expense is related to stock option issuances and restricted stock awards of HLTH Common Stock that have been granted to certain employees of the Company. Stock-based compensation expense is allocated on a specific employee identification basis. The expense is reflected in the accompanying consolidated statements of operations in the same expense captions as the related salary costs of those employees. The allocation of stock-based compensation expense related to HLTH Common Stock is recorded as a capital contribution in additional paid-in capital.

The following table summarizes the allocations reflected in the Company’s consolidated financial statements:

	Years Ended December 31,
	2007	2006	2005

Charges from the Company to HLTH:
Intercompany revenue	$250	$496	$336
Advertising expense	—	—	1,877
Charges from HLTH to the Company:
Corporate services — specific identification	—	—	1,756
Corporate services — shared services allocation	3,340	3,190	3,361
Healthcare expense	5,877	4,116	2,728
Stock-based compensation expense	2,249	6,183	1,356

Prior to the IPO, all related activity between the Company and HLTH was reflected as transactions in owner’s net investment in the Company’s consolidated balance sheet. Types of intercompany transactions between the Company and HLTH included (i) cash deposits from the Company’s businesses which were transferred to HLTH’s bank account on a regular basis, (ii) cash borrowings from HLTH used to fund operations, capital expenditures, or acquisitions, and (iii) costs and benefits to and from HLTH identified above. Certain intercompany transactions between HLTH and the Company were non-cash in nature. Accordingly, these non-cash transactions were included within the change in owner’s net investment but did not affect the amounts of the net cash transfers from HLTH included in the accompanying consolidated

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statements of cash flows. The following table summarizes the cash and non-cash components within owner’s net investment:

Year Ended
December 31,
2005

Cash:
Transferred from HLTH to the Company	$64,857
Non Cash:
Advertising utilization charged to HLTH	(1,877)
Stock-based compensation expense charged to the Company	1,356

Increase in owner’s net investment	$64,336

On September 6, 2005, owner’s net investment was reclassified to additional paid-in capital within the accompanying consolidated balance sheet. From the date of the IPO, all cash intercompany transactions between the Company and HLTH are settled on a timely basis. As of December 31, 2007, HLTH owed the Company approximately $1,153.

6.	Business Combinations

2006 Acquisitions

On December 15, 2006, the Company acquired all of the outstanding limited liability company interests of Subimo, LLC (“Subimo”), a privately held provider of healthcare decision support applications to large employers, health plans and financial institutions. The total purchase consideration for Subimo was approximately $59,320, comprised of $32,820 in cash, net of cash acquired, $26,000 of WebMD Class A Common Stock and $500 of acquisition costs. Pursuant to the terms of the purchase agreement, the Company deferred the issuance of the $26,000 of equity, equal to 640,930 shares of Class A common stock (the “Deferred Shares”), until December 2008. A portion of these shares may be further deferred until December 2010 subject to certain conditions. If the Deferred Shares have a market value that is less than $24.34 per share when issued, then the Company will pay additional consideration equal to this shortfall, either in the form of Class A common shares or cash, in its sole discretion. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the allocation of the purchase price and intangible asset valuation, goodwill of $47,776 and intangible assets subject to amortization of $12,300 were recorded. The goodwill and intangible assets recorded will be deductible for tax purposes. The intangible assets are comprised of $10,000 relating to customer relationships with estimated useful lives of twelve years and $2,300 relating to acquired technology with an estimated useful life of three years. The results of operations of Subimo have been included in the financial statements of the Company from December 15, 2006, the closing date of the acquisition, and are included in the Online Services segment.

On September 11, 2006, the Company acquired the interactive medical education, promotion and physician recruitment businesses of Medsite, Inc. (“Medsite”). Medsite provides e-detailing promotion and physician recruitment services for pharmaceutical, medical device and healthcare companies, including program development, targeted recruitment and online distribution and delivery. In addition, Medsite provides educational programs to physicians. The total purchase consideration for Medsite was approximately $31,467, comprised of $30,682 in cash, net of cash acquired, and $785 of acquisition costs. The acquisition was

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accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the allocation of the purchase price and intangible asset valuation, goodwill of $31,934 and intangible assets subject to amortization of $11,000 were recorded. The goodwill and intangible assets recorded will be deductible for tax purposes. The intangible assets are comprised of $6,000 relating to customer relationships with estimated useful lives of twelve years, $2,000 relating to a trade name with an estimated useful life of ten years, $2,000 relating to content with an estimated useful life of four years and $1,000 relating to acquired technology with an estimated useful life of three years. The results of operations of Medsite have been included in the financial statements of the Company from September 11, 2006, the closing date of the acquisition, and are included in the Online Services segment.

On June 13, 2006, the Company acquired Summex Corporation (“Summex”), a provider of health and wellness programs that include online and offline health risk assessments, lifestyle education and personalized telephonic health coaching. The total purchase consideration for Summex was approximately $30,191, comprised of $29,691 in cash, net of the cash acquired, and $500 of acquisition costs. In addition, the Company has agreed to pay up to an additional $5,000 in cash in June 2008 if certain financial milestones are achieved. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the allocation of the purchase price and intangible asset valuations, goodwill of $19,000 and intangible assets subject to amortization of $11,300 were recorded. The goodwill and intangible assets recorded will not be deductible for tax purposes. The intangible assets are comprised of $6,000 relating to customer relationships with estimated useful lives of eleven years, $2,700 relating to acquired technology with an estimated useful life of three years, $1,100 relating to content with an estimated useful life of four years and $1,500 relating to a trade name with an estimated useful life of ten years. The results of operations of Summex have been included in the financial statements of the Company from June 13, 2006, the closing date of the acquisition, and are included in the Online Services segment.

On January 17, 2006, the Company acquired eMedicine.com, Inc. (“eMedicine”), a privately held online publisher of medical reference information for physicians and other healthcare professionals. The total purchase consideration for eMedicine was approximately $25,195, comprised of $24,495 in cash, net of cash acquired, and $700 of acquisition costs. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the allocation of the purchase price and intangible asset valuation, goodwill of $20,704 and an intangible asset subject to amortization of $6,390 were recorded. The goodwill and intangible asset recorded will not be deductible for tax purposes. The intangible assets recorded were $4,300 relating to content with an estimated useful life of three years, $1,000 relating to acquired technology with an estimated useful life of three years, $790 relating to a trade name with an estimated useful life of ten years and $300 relating to customer relationships with estimated useful lives of ten years. The results of operations of eMedicine have been included in the financial statements of the Company from January 17, 2006, the closing date of the acquisition, and are included in the Online Services segment.

2005 Acquisitions

On December 2, 2005, the Company acquired the assets of and assumed certain liabilities of Conceptis Technologies, Inc. (“Conceptis”), a privately held Montreal-based provider of online and offline medical education and promotion aimed at physicians and other healthcare professionals. The total purchase consideration for Conceptis was approximately $19,859, comprised of $19,256 in cash and $603 of acquisition

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

costs. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the allocation of the purchase price and intangible asset valuation, goodwill of $14,694 and intangible assets subject to amortization of $6,140 were recorded. The goodwill and intangible assets recorded will be deductible for tax purposes. The intangible assets recorded were $1,900 relating to content with an estimated useful life of two years, $3,300 relating to acquired technology with an estimated useful life of three years and $940 relating to a trade name with an estimated useful life of ten years. The results of operations of Conceptis have been included in the financial statements of the Company from December 2, 2005, the closing date of the acquisition, and are included in the Online Services and the Publishing and Other Services segments.

On March 14, 2005, the Company acquired HealthShare Technology, Inc. (“HealthShare”), a privately held company that provides online tools that compare the cost and quality measures of hospitals for use by consumers, providers and health plans. The total purchase consideration for HealthShare was approximately $29,985, comprised of $29,533 in cash, net of cash acquired and $452 of acquisition costs. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the allocation of the purchase price, goodwill of $24,588 and intangible assets subject to amortization of $8,500 were recorded. The goodwill and intangible assets recorded will not be deductible for tax purposes. The intangible assets are comprised of $7,500 relating to customer relationships with estimated useful lives of five years and $1,000 relating to acquired technology with an estimated useful life of three years. The results of operations of HealthShare have been included in the financial statements of the Company from March 14, 2005, the closing date of the acquisition, and are included in the Online Services segment.

Condensed Balance Sheet Data

The following table summarizes the tangible and intangible assets acquired, the liabilities assumed and the consideration paid for each acquisition:

	Subimo	Medsite	Summex	eMedicine	Conceptis	HealthShare

Accounts receivable	$1,725	$2,469	$1,064	$1,717	$2,893	$1,925
Deferred revenue	(6,900)	(13,124)	(1,173)	(2,612)	(2,866)	(4,622)
Other tangible assets (liabilities), net	4,419	(812)	—	(1,004)	(1,002)	(406)
Intangible assets	12,300	11,000	11,300	6,390	6,140	8,500
Goodwill	47,776	31,934	19,000	20,704	14,694	24,588

Total purchase price	$59,320	$31,467	$30,191	$25,195	$19,859	$29,985

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Unaudited Pro Forma Information

The following unaudited pro forma financial information for the year ended December 31, 2006 gives effect to the acquisitions of Subimo, Medsite, Summex and eMedicine including the amortization of intangible assets, as if they had occurred on January 1, 2006. The information is provided for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the transactions had been consummated at the dates indicated, nor is it necessarily indicative of future operating results of the combined companies, and should not be construed as representative of these results for any future period.

Year Ended
December 31,
2006

Revenue	$276,970
Net loss	$(6,791)
Net loss per common share:

Basic and diluted	$(0.12)

7.	Significant Transactions

America Online, Inc.

In May 2001, HLTH entered into an agreement for a strategic alliance with Time Warner, Inc. (“Time Warner”). Under the agreement, the Company was the primary provider of healthcare content, tools and services for use on certain America Online (“AOL”) properties. The agreement ended on May 1, 2007. Under the agreement, the Company and AOL shared certain revenue from advertising, commerce and programming on the health channels of the AOL properties and on a co-branded service created for AOL by the Company. The Company was entitled to share in revenue and was guaranteed a minimum of $12,000 during each contract year from May 1, 2005 through May 1, 2007 when the agreement ended for its share of advertising revenue. Included in the accompanying consolidated statements of operations, for the years ended December 31, 2007, 2006 and 2005 was revenue of $2,658, $8,312 and $7,805, respectively, related to sales to third parties of advertising and sponsorship on the AOL health channels, primarily sold through the Company’s sales organization. Also included in revenue during the years ended December 31, 2007, 2006 and 2005 was $1,515, $5,125 and $5,951, respectively, related to the guarantee discussed above.

News Corporation

In connection with a strategic relationship with News Corporation that HLTH entered into in 2000 and amended in 2001, HLTH received rights to an aggregate of $205,000 advertising services from News Corporation to be used over nine years expiring in 2009 in exchange for equity securities issued by HLTH. In September 2005, the rights to these advertising services were contributed to the Company in connection with the IPO. The amount of advertising services received in any contract year is based on the current market rates in effect at the time the advertisement is placed. Additionally, the amount of advertising services that can be used in any contract year is subject to contractual limitations. The advertising services were recorded at fair value determined using a discounted cash flow methodology. The remaining portion of these advertising services is included in prepaid advertising in the accompanying consolidated balance sheets. Also, as part of the same relationship the Company licensed its content to News Corporation for use across News Corporation’s media properties for four years, which ended in January 2005, for cash payments totaling $12,000 per contract year.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fidelity Human Resources Services Company LLC

In 2004, the Company entered into an agreement with Fidelity Human Resources Services Company LLC (“FHRS”) to integrate the Company’s private portals product into the services FHRS provides to its clients. FHRS provides human resources administration and benefit administration services to employers. The Company recorded revenue of $10,362 in 2007, $7,802 in 2006 and $2,960 in 2005 and $1,544 and $2,145 were included in accounts receivable as of December 31, 2007 and 2006, respectively, related to the FHRS agreement. FHRS is an affiliate of FMR Corp, which reported beneficial ownership of approximately 16.5%, 10.8% and 2.7% of the Company’s common stock at December 31, 2007, 2006 and 2005, respectively, and 13.6%, 13.0% and 15.5% of HLTH’s common stock at December 31, 2007, 2006 and 2005, respectively.

8.	Segment Information

The Company provides health information services to consumers, physicians, healthcare professionals, employers and health plans through the Company’s public and private online portals and health-focused publications. The Company’s two operating segments are:

•	Online Services. The Company provides both public and private online portals. The Company’s public portals for consumers enable them to obtain detailed information on a particular disease or condition, check symptoms, locate physicians, store individual healthcare information, receive periodic e-newsletters on topics of individual interest, enroll in interactive courses and participate in online communities with peers and experts. The Company’s public portals for physicians and healthcare professionals make it easier for them to access clinical reference sources, stay abreast of the latest clinical information, learn about new treatment options, earn CME credit and communicate with peers. The Company’s private portals enable employers and health plans to provide their employees and plan members with access to personalized health and benefit information and decision-support technology that helps them make more informed benefit, provider and treatment choices. The Company provides related services for use by such employees and members, including lifestyle education and personalized telephonic health coaching as a result of the acquisition of Summex on June 13, 2006. The Company also provides e-detailing promotion and physician recruitment services for use by pharmaceutical, medical device and healthcare companies as a result of the acquisition of Medsite on September 11, 2006.

•	Publishing and Other Services. The Company publishes The Little Blue Book, a physician directory; and, since 2005, WebMD the Magazine, a consumer magazine distributed to physician office waiting rooms. As a result of the acquisition of Conceptis, the Company conducted in-person medical education from December 2005 through December 31, 2006, the date at which it no longer provided this service. Until December 31, 2007, the Company also published medical reference textbooks.

The performance of the Company’s business is monitored based on earnings before interest, taxes, depreciation, amortization and other non-cash items. Other non-cash items include non-cash advertising expense and non-cash stock-based compensation expense. Corporate and other overhead functions are allocated to segments on a specifically identifiable basis or other reasonable method of allocation. The Company considers these allocations to be a reasonable reflection of the utilization of costs incurred. The Company does not disaggregate assets for internal management reporting and, therefore, such information is not presented. There are no inter-segment revenue transactions.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summarized financial information for each of the Company’s operating segments and a reconciliation to net income are presented below:

	Years Ended December 31,
	2007	2006	2005

Revenue
Online Services:
Advertising and sponsorship	$229,333	$170,626	$109,977
Licensing	81,471	55,621	34,113
Content syndication and other	2,378	3,518	8,210

Total Online Services	313,182	229,765	152,300
Publishing and Other Services	18,772	19,011	11,610

	$331,954	$248,776	$163,910

Earnings (loss) before interest, taxes, depreciation, amortization and other non-cash items
Online Services	$80,594	$52,324	$28,313
Publishing and Other Services	4,103	362	(78)

	84,697	52,686	28,235
Interest, taxes, depreciation, amortization and other non-cash items
Interest income	12,378	5,099	1,790
Depreciation and amortization	(27,233)	(17,639)	(10,648)
Non-cash advertising	(5,264)	(7,415)	(8,992)
Non-cash stock-based compensation	(19,391)	(26,697)	(2,315)
Income tax benefit (provision)	17,255	(3,883)	(1,666)

Income from continuing operations	62,442	2,151	6,404
Income from discontinued operations, net of tax	3,442	385	161

Net income	$65,884	$2,536	$6,565

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Long-Lived Assets

Property and Equipment

Property and equipment consist of the following:

	December 31,
	2007	2006

Computer equipment	$17,822	$13,499
Office equipment, furniture and fixtures	6,107	4,694
Software	15,900	11,651
Leasehold improvements	16,753	16,654
Web site development costs	21,389	13,409

	77,971	59,907
Less: accumulated depreciation	(29,382)	(15,198)

Property and equipment, net	$48,589	$44,709

Depreciation expense was $14,179, $6,374 and $4,148 in 2007, 2006 and 2005, respectively.

Goodwill and Intangible Assets

SFAS No. 142 requires that goodwill and certain intangibles be tested for impairment at least annually or when indicators of impairment are present. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144. Based on the Company’s analysis, there was no impairment of goodwill in connection with the annual impairment tests that were performed during the years ended December 31, 2007, 2006 and 2005.

The changes in the carrying amount of goodwill during the years ended December 31, 2007 and 2006 are as follows:

		Publishing
	Online	and Other
	Services	Services	Total

Balance as of January 1, 2006	$89,624	$11,045	$100,669
Acquisitions during the period	122,782	—	122,782
Purchase price allocations and other adjustments	1,577	—	1,577

Balance as of December 31, 2006	213,983	11,045	225,028
Acquisitions during the period	—	—	—
Purchase price allocations and other adjustments	(3,599)	—	(3,599)

Balance as of December 31, 2007	$210,384	$11,045	$221,429

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Intangible assets subject to amortization consist of the following:

	December 31, 2007				December 31, 2006
				Weighted				Weighted
	Gross			Average	Gross			Average
	Carrying	Accumulated		Remaining	Carrying	Accumulated		Remaining
	Amount	Amortization	Net	Useful Life(a)	Amount	Amortization	Net	Useful Life(a)

Content	$15,954	$(12,581)	$3,373	2.1	$16,854	$(7,893)	$8,961	2.6
Customer relationships	33,191	(10,183)	23,008	9.2	28,191	(6,677)	21,514	9.4
Technology and patents	14,967	(10,126)	4,841	1.5	14,967	(6,036)	8,931	2.3
Trade names	7,817	(2,725)	5,092	7.7	7,817	(1,955)	5,862	8.5

Total	$71,929	$(35,615)	$36,314	7.3	$67,829	$(22,561)	$45,268	6.6

(a)	The calculation of the weighted average remaining useful life is based on the net book value and the remaining amortization period of each respective intangible asset.

Amortization expense was $13,054, $11,265 and $6,500 in 2007, 2006 and 2005, respectively. Aggregate amortization expense for intangible assets is estimated to be:

Year ending December 31,

2008	$9,715
2009	6,401
2010	3,337
2011	2,464
2012	2,464
Thereafter	11,933

10.	Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2007	2006

Accrued compensation	$17,171	$16,696
Accrued outside services	2,308	2,215
Accrued marketing and distribution	1,788	2,039
Accrued purchases of property and equipment	897	5,866
Other accrued liabilities	4,334	6,030

Total accrued expenses	$26,498	$32,846

11.	Other Long-term Liabilities

Included in other long-term liabilities as of December 31, 2007 and 2006 was a deferred rent credit of $5,724 and $4,983, respectively, primarily related to lease incentives and $3,447 and $2,929, respectively, related to the difference between rent expense and the rental amount payable for leases with fixed escalations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Commitments and Contingencies

Legal Proceedings

Department of Justice and SEC Investigations of HLTH

As previously disclosed, the United States Attorney for the District of South Carolina is conducting an investigation of HLTH, which HLTH first learned about on September 3, 2003. Based on the information available to HLTH, it believes that the investigation relates principally to issues of financial accounting improprieties for Medical Manager Corporation, a predecessor of HLTH (by its merger into HLTH in September 2000), and, more specifically, its Medical Manager Health Systems, Inc. subsidiary. Medical Manager Health Systems was a predecessor to Emdeon Practice Services, Inc., a subsidiary that HLTH sold to Sage Software in September 2006.

While HLTH is not sure of the investigation’s exact scope, it does not believe that the investigation relates to the business of our company or any of our subsidiaries. HLTH believes that the investigation relates principally to issues of financial accounting improprieties relating to Medical Manager Health Systems, including activities that artificially inflated revenues and earnings of Medical Manager Health Systems. HLTH has been cooperating and intends to continue to cooperate fully with the U.S. Attorney’s Office. HLTH’s Board of Directors has formed a Special Committee consisting solely of independent directors to oversee this matter, with the sole authority to direct HLTH’s response to the allegations that have been raised.

In January 2005, certain former employees of Emdeon Practice Services agreed to plead guilty to mail fraud and tax evasion as a result of the investigation by the U.S. Attorney. According to the Informations, Plea Agreements and Factual Summaries filed by the U.S. Attorney in, and available from, the District Court of the United States for the District of South Carolina — Beaufort Division, on January 7, 2005, the three former employees and other then unnamed co-schemers were engaged in schemes between 1997 and 2002 that included causing companies acquired by Medical Manager Health Systems to pay the former vice president in charge of acquisitions for Medical Manager Health Systems and co-schemers kickbacks which were funded through increases in the purchase price paid by Medical Manager Health Systems to the acquired company and that included fraudulent accounting practices to inflate artificially the quarterly revenues and earnings of Medical Manager Health Systems when it was an independent public company called Medical Manager Corporation from 1997 through 1999, when and after it became acquired by Synetic, Inc. in July 1999 and when and after it became a subsidiary of HLTH in September 2000. A fourth former officer of Medical Manager Health Systems pleaded guilty to similar activities later in 2005.

On December 15, 2005, the U.S. Attorney announced indictments of the following former officers and employees of Medical Manager Health Systems: Ted W. Dorman, a former Regional Vice President of Medical Manager Health Systems, who was employed until March 2003; Charles L. Hutchinson, a former Controller of Medical Manager Health Systems, who was employed until June 2001; Maxie L. Juzang, a former Vice President of Medical Manager Health Systems, who was employed until August 2005; John H. Kang, a former President of Medical Manager Health Systems, who was employed until May 2001; Frederick B. Karl, Jr., a former General Counsel of Medical Manager Health Systems, who was employed until April 2000; Franklyn B. Krieger, a former Associate General Counsel of Medical Manager Health Systems, who was employed until February 2002; Lee A. Robbins, a former Vice President and Chief Financial Officer of Medical Manager Health Systems, who was employed until September 2000; John P. Sessions, a former President and Chief Operating Officer of Medical Manager Health Systems, who was employed until September 2003; Michael A. Singer, a former Chief Executive Officer of Medical Manager Health Systems and a former director of HLTH, who was most recently employed by HLTH as its Executive Vice President,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Physician Software Strategies until February 2005; and David Ward, a former Vice President of Medical Manager Health Systems, who was employed until June 2005. The Indictment charges the persons listed above with conspiracy to commit mail, wire and securities fraud, a violation of Title 18, United States Code, Section 371 and conspiracy to commit money laundering, a violation of Title 18, United States Code, Section 1956(h). The indictment charges Messrs. Sessions and Ward with substantive counts of money laundering, violations of Title 18, United States Code, Section 1957. The allegations set forth in the Indictment describe activities that are substantially similar to those described above with respect to the January 2005 plea agreements.

On February 27, 2007, the United States Attorney filed a Second Superseding Indictment with respect to the former officers and employees of Medical Manager Health Systems charged under the prior Indictment, other than Mr. Juzang. The allegations set forth in the Second Superseding Indictment are substantially similar to those described above.

Based on the information it has obtained to date, including that contained in the court documents filed by the United States Attorney in South Carolina, HLTH does not believe that any member of its senior management whose duties were not primarily related to the operations of Medical Manager Health Systems during the relevant time periods engaged in any of the violations or improprieties described in those court documents. HLTH understands, however, that in light of the nature of the allegations involved, the U.S. Attorney’s office has been investigating all levels of HLTH’s management. Some members of the Company’s senior management are also serving or have served as members of senior management of HLTH. In the event members of the Company’s senior management were to be implicated in any wrongdoing, it could have an adverse impact on the Company.

HLTH understands that the SEC is also conducting a formal investigation into this matter.

The terms of an indemnity agreement between HLTH and the Company provide that HLTH will indemnify the Company against any and all liabilities arising from or based on this investigation.

Other Legal Proceedings

In the normal course of business, the Company and its subsidiaries are involved in various other claims and legal proceedings. While the ultimate resolution of these matters has yet to be determined, the Company does not believe that their outcomes will have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

Leases

During 2004, the Company entered into a ten-year and ten month lease agreement for its headquarters in New York, New York. In connection with this lease the Company received ten months of rent abatement and a landlord contribution totaling $5,393 in connection with leasehold improvements. The Company recorded $4,854 as a deferred rent credit during 2005 related to this contribution and the remaining $539 during 2006. The balance of this deferred rent credit was $3,941 and $4,439 as of December 31, 2007 and 2006, respectively. According to the terms of the lease, the Company began making payments in December 2005. Payments will increase approximately 2% per annum with a one-time increase in December 2010 of approximately 15%. The lease terminates on November 30, 2015; however, the Company may exercise a five-year renewal option at its discretion.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company leases its offices under operating lease agreements that expire at various dates through 2015. Total rent expense for all operating leases was approximately $5,377, $4,808 and $4,675 in 2007, 2006 and 2005, respectively. Future minimum lease commitments under non-cancelable lease agreements at December 31, 2007 were as follows:

Year ending December 31,

2008	$6,145
2009	6,229
2010	5,827
2011	5,141
2012	3,998
Thereafter	10,995

Total minimum lease payments	$38,335

Other Contingencies

The Company provides certain indemnification provisions within its license agreements to protect the other party from any liabilities or damages resulting from a claim of misappropriation or infringement by third parties relating to its products and services. The Company has not incurred a liability relating to any of these indemnification provisions in the past and management believes that the likelihood of any future payment relating to these provisions is unlikely. Therefore, the Company has not recorded a liability during any period for these indemnification provisions.

13.	Stock-Based Compensation Plans

The Company has various stock compensation plans under which directors, officers and other eligible employees receive awards of options to purchase the Company Class A Common Stock and HLTH Common Stock and restricted shares of the Company Class A Common Stock and HLTH Common Stock. The following sections of this note summarize the activity for each of these plans.

HLTH Plans

Certain WebMD employees participate in the stock-based compensation plans of HLTH (collectively, “HLTH Plans”). Under the HLTH Plans certain of the Company employees have received grants of options to purchase HLTH common stock and restricted HLTH common stock. Additionally, all eligible WebMD employees are provided the opportunity to participate in HLTH’s employee stock purchase plan. All unvested options to purchase HLTH common stock and restricted HLTH common stock held by the Company’s employees as of the effective date of the IPO continue to vest under the original terms of those awards. An aggregate of 5,726,256 shares of HLTH common stock remained available for grant under the HLTH Plans at December 31, 2007.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Options

Generally, options under the HLTH Plans vest and become exercisable ratably over a three to five year period based on their individual grant dates subject to continued employment on the applicable vesting dates. The majority of options granted under the HLTH Plans expire within ten years from the date of grant. Options are granted at prices not less than the fair market value of HLTH Common Stock on the date of grant. The following table summarizes activity for the HLTH Plans relating to the Company’s employees for the years ended December 31, 2007, 2006 and 2005:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise Price	Contractual Life	Intrinsic
	Shares	Per Share	(In Years)	Value(1)

Outstanding at January 1, 2005	17,671,405	$11.21
Granted	1,444,850	9.30
Exercised	(2,468,174)	4.68
Forfeited	(1,140,866)	19.22
Net transfers from HLTH	4,120,991	12.80

Outstanding at December 31, 2005	19,628,206	11.75
Granted	—	—
Exercised	(3,634,936)	7.20
Forfeited	(847,500)	16.11
Net transfers to HLTH	(280,514)	8.46

Outstanding at December 31, 2006	14,865,256	12.68
Granted	—	—
Exercised	(4,479,012)	11.06
Forfeited	(1,167,268)	10.69
Net transfers to HLTH	(392,988)	15.41

Outstanding at December 31, 2007	8,825,988	$13.59	3.9	$23,284

Vested and exercisable at the end of the year	8,238,415	$13.94	3.6	$20,550

(1)	The aggregate intrinsic value is based on the market price of HLTH’s Common Stock on December 31, 2007, which was $13.40, less the applicable exercise price of the underlying option. This aggregate intrinsic value represents the amount that would have been realized if all the option holders had exercised their options on December 31, 2007.

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The following table summarizes information with respect to options outstanding and options exercisable at December 31, 2007:

	Outstanding			Exercisable
			Weighted
		Weighted	Average		Weighted
		Average	Remaining		Average
		Exercise Price	Contractual Life		Exercise Price
Exercise Prices	Shares	Per Share	(In Years)	Shares	Per Share

$3.43-$8.09	1,074,171	$6.16	5.1	884,921	$5.80
$8.12-$8.59	1,410,669	8.58	6.2	1,380,044	8.58
$8.60-$10.87	1,118,658	9.29	6.3	750,960	9.29
$11.55	1,625,000	11.55	2.4	1,625,000	11.55
$11.69-$13.85	1,505,250	12.84	2.4	1,505,250	12.84
$14.31-$21.69	1,480,281	18.98	2.8	1,480,281	18.98
$23.00-$94.69	611,959	40.32	1.9	611,959	40.32

	8,825,988	$13.59	3.9	8,238,415	$13.94

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model considering the assumptions noted in the following table. Expected volatility is based on implied volatility from traded options of HLTH Common Stock combined with historical volatility of HLTH Common Stock. Prior to January 1, 2006, only historical volatility was considered. The expected term represents the period of time that options are expected to be outstanding following their grant date, and was determined using historical exercise data. The risk-free rate is based on the U.S. Treasury yield curve for periods equal to the expected term of the options on the grant date.

Year Ended
December 31,
2005

Expected dividend yield	0%
Expected volatility	0.50
Risk free interest rate	3.43%
Expected term (years)	3.25-5.50
Weighted-average fair value of options granted during the year	$3.81

Restricted Stock Awards:  HLTH Restricted Stock consists of shares of HLTH Common Stock which have been awarded to the Company’s employees with restrictions that cause them to be subject to substantial risk of forfeiture and restrict their sale or other transfer by the employee until they vest. Generally, HLTH Restricted Stock awards vest ratably over a three to five year period based on their individual award dates subject to continued employment on the applicable vesting dates. The following table summarizes the activity

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of non-vested HLTH Restricted Stock relating to the Company’s employees for the years ended December 31, 2007, 2006 and 2005:

	Years Ended December 31,
	2007		2006		2005
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Grant Date		Grant Date		Grant Date
	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value

Balance at the beginning of the year	202,414	$8.92	423,860	$8.46	491,346	$7.92
Granted	—	—	—	—	100,000	9.52
Vested	(130,302)	8.65	(218,112)	8.03	(186,654)	7.73
Forfeited	(75,237)	9.51	—	—	(63,500)	8.30
Net transfers from (to) HLTH	6,250	11.74	(3,334)	8.59	82,668	8.59

Balance at the end of the year	3,125	$11.74	202,414	$8.92	423,860	$8.46

Proceeds received by HLTH from the exercise of options to purchase HLTH Common Stock were $49,538, $26,173 and $11,558 for the years ended December 31, 2007, 2006 and 2005, respectively. The intrinsic value related to the exercise of these stock options, as well as the fair value of shares of HLTH Restricted Stock that vested was $18,326, $18,020 and $14,325 for the years ended December 31, 2007, 2006 and 2005, respectively.

WebMD Plans

During September 2005, the Company adopted the 2005 Long-Term Incentive Plan (the “2005 Plan”). In connection with the acquisition of Subimo, LLC in December 2006, the Company adopted the WebMD Health Corp. Long-Term Incentive Plan for Employees of Subimo, LLC (the “Subimo Plan”). The terms of the Subimo Plan are similar to the terms of the 2005 Plan but it has not been approved by the Company’s stockholders. Awards under the Subimo Plan were made on the date of the Company’s acquisition of Subimo, LLC in reliance on the NASDAQ Global Select Market exception to shareholder approval for equity grants to new hires. No additional grants will be made under the Subimo Plan. The 2005 Plan and the Subimo Plan are included in all references as the “WebMD Plans.” The maximum number of shares of the Company Class A Common Stock that may be subject to options or restricted stock awards under the WebMD Plans is 9,480,574, subject to adjustment in accordance with the terms of the WebMD Plans. The Company had an aggregate of 2,701,478 shares of Class A Common Stock available for future grants under the WebMD Plans at December 31, 2007.

Stock Options

Generally, options under the WebMD Plans vest and become exercisable ratably over a four-year period based on their individual grant dates subject to continued employment on the applicable vesting dates. The options granted under the WebMD Plans expire within ten years from the date of grant. Options are granted at prices not less than the fair market value of the Company Class A Common Stock on the date of grant. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

following table summarizes activity for the WebMD Plans for the years ended December 31, 2007, 2006 and 2005:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise Price	Contractual Life	Intrinsic
	Shares	Per Share	(In Years)	Value(1)

Outstanding at January 1, 2005	—	$—
Granted	4,574,900	18.31
Exercised	—	—
Forfeited	(41,800)	17.50

Outstanding at December 31, 2005	4,533,100	18.31
Granted	1,683,700	38.16
Exercised	(291,154)	18.05
Forfeited	(523,863)	27.84

Outstanding at December 31, 2006	5,401,783	23.59
Granted	998,850	47.49
Exercised	(684,909)	20.96
Forfeited	(695,173)	31.80

Outstanding at December 31, 2007	5,020,551	$27.56	8.3	$74,102

Vested and exercisable at the end of the year	1,382,091	$20.41	7.9	$28,599

(1)	The aggregate intrinsic value is based on the market price of the Company’s Class A Common Stock on December 31, 2007, which was $41.07, less the applicable exercise price of the underlying option. This aggregate intrinsic value represents the amount that would have been realized if all the option holders had exercised their options on December 31, 2007.

The following table summarizes information with respect to options outstanding and options exercisable at December 31, 2007:

	Outstanding			Exercisable
		Weighted	Weighted Average		Weighted
		Average	Remaining		Average
		Exercise Price	Contractual Life		Exercise Price
Exercise Prices	Shares	Per Share	(In Years)	Shares	Per Share

$17.50	2,891,630	$17.50	7.7	1,137,776	$17.50
$24.00-$38.01	686,731	33.19	8.4	187,967	31.88
$38.03-$42.98	634,890	40.43	8.9	45,548	39.93
$43.09-$51.48	627,950	47.34	9.5	10,800	45.32
$51.50-$61.35	179,350	53.52	9.5	—	—

	5,020,551	$27.56	8.3	1,382,091	$20.41

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model considering the assumptions noted in the following table. Prior to August 1, 2007, expected volatility was based on implied volatility from traded options of stock of comparable companies combined

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

with historical stock price volatility of comparable companies. Beginning on August 1, 2007, expected volatility is based on implied volatility from traded options of the Company Class A Common Stock combined with historical volatility of the Company Class A Common Stock. The expected term represents the period of time that options are expected to be outstanding following their grant date, and was determined using historical exercise data. The risk-free rate is based on the U.S. Treasury yield curve for periods equal to the expected term of the options on the grant date.

	Years Ended December 31,
	2007	2006	2005

Expected dividend yield	0%	0%	0%
Expected volatility	0.44	0.60	0.60
Risk free interest rate	4.25%	4.69%	4.05%
Expected term (years)	3.40	3.24	3.25-5.50
Weighted-average fair value of options granted during the year	$17.26	$17.33	$8.75

Restricted Stock Awards:  The Company Restricted Stock consists of shares of the Company Class A Common Stock which have been awarded to employees with restrictions that cause them to be subject to substantial risk of forfeiture and restrict their sale or other transfer by the employee until they vest. Generally, the Company’s Restricted Stock awards vest ratably over a four year period from their individual award dates subject to continued employment on the applicable vesting dates. The following table summarizes the activity of non-vested Company Restricted Stock for the years ended December 31, 2007, 2006 and 2005:

	Years Ended December 31,
	2007		2006		2005
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Grant Date		Grant Date		Grant Date
	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value

Balance at the beginning of the year	441,683	$25.49	376,621	$17.55	—	$—
Granted	71,700	47.02	184,710	39.50	376,621	17.55
Vested	(104,809)	21.92	(94,418)	17.61	—	—
Forfeited	(100,852)	32.42	(25,230)	39.00	—	—

Balance at the end of the year	307,722	$29.46	441,683	$25.49	376,621	$17.55

Proceeds received from the exercise of options to purchase the Company Class A Common Stock were $14,355 and $5,257 for the years ended December 31, 2007 and 2006, respectively. The intrinsic value related to the exercise of these stock options, as well as the fair value of shares of the Company Restricted Stock that vested was $24,821 and $9,115 for the years ended December 31, 2007 and 2006, respectively.

Employee Stock Purchase Plan

HLTH’s Employee Stock Purchase Plan (“ESPP”) allows eligible employees of the Company the opportunity to purchase shares of HLTH Common Stock through payroll deductions, up to 15% of a participant’s annual compensation with a maximum of 5,000 shares available per participant during each purchase period. The purchase price of the stock is 85% of the fair market value on the last day of each purchase period. During the years ended December 31, 2007, 2006 and 2005, 45,755, 54,822 and

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

59,862 shares, respectively, of HLTH Common Stock were issued to the Company’s employees under HLTH’s ESPP.

Other

At the time of the IPO and each year on the anniversary of the IPO, the Company issued shares of its Class A Common Stock to each non-employee director with a value equal to their annual board and committee retainers. The Company recorded $340, $340 and $85 of stock-based compensation expense during the years ended December 31, 2007, 2006 and 2005, respectively, in connection with these issuances.

Additionally, the Company recorded $1,094 and $69 of stock-based compensation expense during 2007 and 2006 in connection with a stock transferability right for shares required to be issued in connection with the acquisition of Subimo, LLC by the Company.

14.	Retirement Plans

HLTH maintains a defined contribution retirement plan (the “Retirement Plan”) that covers substantially all of the Company’s employees. This Retirement Plan provides for discretionary contributions and during 2005 was amended to provide for matching contributions. The Company has recorded expense related to this Retirement Plan of $996, $655 and $395 in 2007, 2006 and 2005, respectively. These amounts exclude the portion reclassified to discontinued operations of $9, $11 and $9 in 2007, 2006 and 2005, respectively.

15.	Income Taxes

The Company’s results of operations have been included in HLTH’s consolidated U.S. federal and state income tax returns. The provision for income taxes included in the accompanying consolidated financial statements has been determined on a separate return basis using the liability method in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under this method, deferred income taxes are recognized for the future tax consequence of differences between the tax and financial reporting basis of assets and liabilities at each reporting period. The Company is required to assess its deferred tax assets and the need for a valuation allowance on a separate return basis, and exclude from that assessment the utilization of all or a portion of those losses by HLTH under the separate return method. This assessment requires considerable judgment on the part of management with respect to benefits that could be realized from future taxable income, as well as other positive and negative factors.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. These

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amounts are reported without the impact resulting from filing on a consolidated tax return basis with HLTH. Significant components of the Company’s deferred tax assets (liabilities) were as follows:

	December 31,
	2007	2006

Deferred tax assets:
Federal net operating loss carryforwards	$209,742	$224,515
State net operating loss carryforwards	23,467	23,374
Federal tax credits	1,945	2,060
Other accrued expenses	7,820	9,170
Allowance for doubtful accounts	466	342
Depreciation	1,225	1,509
Intangible assets	2,895	—
Prepaid assets	7,986	8,744
Stock-based compensation	12,353	7,989
Other, net	200	200

Total deferred tax assets	268,099	277,903
Valuation allowance	(242,619)	(277,607)

Net deferred tax assets	25,480	296

Deferred tax liabilities:
Goodwill	(9,082)	(5,367)
Intangible assets	—	(296)

Total deferred tax liabilities	(9,082)	(5,663)

Net deferred tax assets (liabilities)	$16,398	$(5,367)

Included in:
Current deferred tax assets and liabilities	$42,545	$9,658
Valuation allowance	(38,553)	(9,658)

Current deferred tax assets, net	3,992	0

Non-current deferred tax assets and liabilities	216,472	262,582
Valuation allowance	(204,066)	(267,949)

Non-current deferred tax assets (liabilities), net	12,406	(5,367)

Net deferred tax assets (liabilities)	$16,398	$(5,367)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The income tax provision was as follows:

	Years Ended December 31,
	2007	2006	2005

Current:
Federal	$303	$48	$—
State and other	1,890	1,731	486

Current income tax provision	2,193	1,779	486
Deferred:
Federal	(21,948)	1,759	1,033
State and other	995	251	147

Deferred income tax (benefit) provision	(20,953)	2,010	1,180
Reversal of valuation allowance applied to goodwill	231	94	—
Reversal of valuation allowance applied to additional paid-in capital	1,274	—	—

Total income tax (benefit) provision	$(17,255)	$3,883	$1,666

The reconciliation between the federal statutory rate and the effective income tax rate is as follows:

	Years Ended December 31,
	2007	2006	2005

United States federal statutory rate	35.0%	35.0%	35.0%
State income taxes (net of federal benefit)	0.1	(29.5)	12.6
Valuation allowance	(82.8)	28.1	(50.6)
Losses benefited to HLTH	—	—	21.0
Non-deductible officers compensation	1.0	19.5	1.4
Other	8.5	7.4	0.8

Effective income tax rate	(38.2)%	60.5%	20.2%

Until the quarter ended December 31, 2007, a full valuation allowance had been provided against all net deferred tax assets, except for a deferred tax liability originating from the Company’s business combinations that resulted in tax-deductible goodwill which is indefinite as to when such liability will reverse. During the quarter ended December 31, 2007, after consideration of the relevant positive and negative evidence, the Company reversed $25,481 of its valuation allowance primarily through the tax provision. The valuation allowance for deferred tax assets decreased by $34,988 and $2,748 in 2007 and 2006, respectively.

On a separate return basis, as of December 31, 2007, the Company had net operating loss carryforwards for federal income tax purposes of approximately $667,540, which expire in 2009 through 2026, and federal tax credits of approximately $2,548, which excludes the impact of any unrecognized tax benefits, which expire in 2008 through 2028. Approximately $207,955 and $33,063 of these net operating loss carryforwards were recorded through additional paid-in capital and goodwill, respectively. Therefore, if in the future the Company believes that it is more likely than not that these tax benefits will be realized, this portion of the valuation allowance will be reversed against additional paid-in capital and goodwill, respectively.

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company uses the “with-and-without” approach as described in EITF Topic No. D-32 in determining the order in which tax attributes are utilized. Using the “with-and-without” approach, the Company will only recognize a tax benefit from stock-based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized. As a result of this approach, tax net operating loss carryforwards generated from operations and acquired entities are considered utilized before the current period’s share-based deduction.

The Company has excess tax benefits, related to stock option exercises subsequent to the adoption of SFAS 123(R) of $68,277 that are not recorded as a deferred tax asset as the amounts would not have resulted in a reduction in current taxes payable if all other tax attributes currently available to the Company were utilized. The benefit of these deductions will be recorded to additional paid-in capital at the time the tax deduction results in a reduction of current taxes payable.

On a legal entity basis, as of December 31, 2007, the Company had net operating loss carryforwards for federal income tax purposes of approximately $271,553, which expire in 2011 through 2028, and federal tax credits of approximately $2,727, which excludes the impact of any unrecognized tax benefits, which expire in 2008 through 2028. These amounts reflect the utilization of approximately $430,000 of net operating loss carryforwards by the HLTH consolidated group as a result of the sale of certain HLTH businesses. Pursuant to the tax sharing agreement between HLTH and the Company, HLTH reimbursed the Company $149,862 for the utilization of its net operating losses.

Under the U.S. Internal Revenue Code and applicable Treasury regulations relating to manner and order in which net operating loss carryforwards are utilized when filing consolidated tax returns, a portion of the Company’s actual net operating loss carryforwards may be required to be utilized by HLTH before HLTH would be permitted to utilize its own net operating loss carryforwards. Correspondingly, in some situations, such as where HLTH’s net operating loss carryforwards were the first to be generated, the Company may be required to utilize a portion of HLTH’s net operating loss carryforwards before the Company would have to utilize its net operating loss carryforwards.

A portion of net operating loss carryforwards and tax credit carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods due to the “change of ownership” provisions of the Internal Revenue Code and similar state provisions. A portion of these carryforwards may expire before becoming available to reduce future income tax liabilities.

The Company has profitable operations in certain states in which the Company does not have net operating losses to offset that income, or is utilizing net operating losses established through additional paid-in capital. Accordingly, the Company provided for taxes of $3,164, $1,731 and $486 related to state and other jurisdictions during the years ended December 31, 2007, 2006 and 2005, respectively. In addition, the income tax provision in 2007 and 2006 includes a non-cash provision for taxes of $231 and $94, respectively, that has not been reduced by the decrease in valuation allowance as these tax benefits were acquired through business combinations. Of these amounts, a portion is included in the due from HLTH balance in the accompanying consolidated balance sheets.

As of January 1, 2007 and December 31, 2007, the Company had unrecognized income tax benefits of $603, which if recognized, none would be reflected as a component of the income tax provision. No interest and penalties were accrued as of January 1, 2007 and December 31, 2007.

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Annex C-1 – Page 42

WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the activity of unrecognized tax benefits for the year ended December 31, 2007:

Balance at January 1, 2007	$603
Increases related to prior year tax positions	—
Increases related to current year tax positions	—
Settlements with tax authorities	—
Expiration of the statute of limitations for the assessment of taxes	—

Balance at December 31, 2007	$603

Although the Company files U.S. federal, and various state and other tax returns, the major taxing jurisdiction is the U.S. The Company is currently under audit for state tax purposes and will have statutes of limitations with respect to certain tax returns expiring within the next twelve months. However, the Company does not expect a significant change in the unrecognized income tax benefits within the next twelve months. With the exception of adjusting NOL carryforwards that may be utilized, the Company is no longer subject to federal income tax examinations for tax years before 2004 and for state and local income tax examinations for years before 2002.

16.	Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments.” The estimated fair values have been determined using available market information as of December 31, 2007. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

	December 31, 2007		December 31, 2006
	Cost Basis	Fair Value	Cost Basis	Fair Value

Cash and cash equivalents	$213,753	$213,753	$44,660	$44,660
Short-term investments	80,900	80,900	9,490	9,490

As of December 31, 2007 and 2006, all of the Company’s investments were classified as available-for-sale. The Company’s investment portfolio includes investments in auction rate securities (“ARS”). The types of ARS investments that the Company owns are backed by student loans, almost all of which are guaranteed under the Federal Family Education Loan Program (FFELP), and all of which had credit ratings of AAA or Aaa when purchased. Refer to Note 20 Subsequent Events, for a discussion regarding recent developments with respect to the Company’s ARS investments.

During 2007, 2006 and 2005, the Company did not realize any gains or losses from the sales and maturities of its investments.

17.	Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (loss). Other comprehensive income (loss) includes certain changes in equity that are excluded from net income, such as

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Annex C-1 – Page 43

WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

changes in unrealized gains (losses) on available-for-sale marketable securities. The following table presents the components of comprehensive income:

	Years Ended December 31,
	2007	2006	2005

Unrealized gains (losses) on securities	$—	$112	$(112)

Other comprehensive income (loss)	—	112	(112)
Net income	65,884	2,536	6,565

Comprehensive income	$65,884	$2,648	$6,453

18.	Supplemental Disclosure of Cash Flow Information

	Years Ended December 31,
	2007	2006	2005

Supplemental Disclosure of Cash Flow Information:
Taxes paid, net of refunds	$2,909	$1,127	$119

Supplemental Schedule of Non-cash Investing Activities:
Equity consideration of Subimo Acquisition	$—	$26,000	$—

Supplemental Schedule of Non-cash Financing Activities:
Deferred stock compensation related to restricted stock awards	$—	$—	$6,610

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Annex C-1 – Page 44

WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Quarterly Financial Data (Unaudited)

The following tables summarize the quarterly financial data for 2007 and 2006:

	2007
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Revenue	$71,944	$77,270	$86,098	$96,642
Costs and expenses:
Cost of operations	28,618	28,997	30,021	29,645
Sales and marketing	22,870	21,929	22,459	26,387
General and administrative	15,505	15,981	15,388	14,112
Depreciation and amortization	5,991	6,941	7,085	7,216
Interest income	1,985	3,051	3,486	3,856

Income from continuing operations before income tax provision (benefit)	945	6,473	14,631	23,138
Income tax provision (benefit)	210	1,332	3,129	(21,926)

Income from continuing operations	735	5,141	11,502	45,064
(Loss) income from discontinued operations, net of tax	(29)	249	(10)	3,232

Net income	$706	$5,390	$11,492	$48,296

Basic income (loss) per common share:
Income from continuing operations	$0.01	$0.09	$0.20	$0.78
(Loss) income from discontinued operations	(0.00)	0.00	(0.00)	0.06

Net income	$0.01	$0.09	$0.20	$0.84

Diluted income (loss) per common share:
Income from continuing operations	$0.01	$0.09	$0.19	$0.75
(Loss) income from discontinued operations	(0.00)	0.00	(0.00)	0.06

Net income	$0.01	$0.09	$0.19	$0.81

Weighted-average shares outstanding used in computing net income (loss) per common share:
Basic	56,976	57,071	57,154	57,534

Diluted	59,630	59,748	59,848	59,748

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2006
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Revenue	$48,480	$55,277	$65,634	$79,385
Costs and expenses:
Cost of operations	23,553	24,484	25,899	27,739
Sales and marketing	15,537	16,932	20,472	23,248
General and administrative	11,890	12,565	13,476	14,407
Depreciation and amortization	3,527	4,011	5,083	5,018
Interest income	1,448	1,468	1,221	962

(Loss) Income from continuing operations before income tax (benefit) provision	(4,579)	(1,247)	1,925	9,935
Income tax (benefit) provision	(1,108)	(293)	1,398	3,886

(Loss) Income from continuing operations	(3,471)	(954)	527	6,049
Income (loss) from discontinued operations, net of tax	412	101	(37)	(91)

Net (loss) income	$(3,059)	$(853)	$490	$5,958

Basic (loss) income per common share:
(Loss) income from continuing operations	$(0.06)	$(0.02)	$0.01	$0.11
Income (loss) from discontinued operations	0.01	0.00	(0.00)	(0.00)

Net income	$(0.05)	$(0.02)	$0.01	$0.11

Diluted (loss) income per common share:
(Loss) income from continuing operations	$(0.06)	$(0.02)	$0.01	$0.10
Income (loss) from discontinued operations	0.01	0.00	(0.00)	(0.00)

Net income	$(0.05)	$(0.02)	$0.01	$0.10

Weighted-average shares outstanding used in computing net (loss) income per common share:
Basic	56,054	56,055	56,059	56,411

Diluted	56,054	56,055	58,122	58,367

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Annex C-1 – Page 46

WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	Subsequent Events

Investment in Auction Rate Securities Backed by Federally Guaranteed Student Loans

As of February 21, 2008, the Company had approximately $327,000 in consolidated cash, cash equivalents and marketable securities, including approximately $169,000 of ARS investments. The types of ARS investments that the Company owns are backed by student loans, 97% of which are guaranteed under the Federal Family Education Loan Program (FFELP), and all had credit ratings of AAA or Aaa when purchased. WebMD does not own any other type of ARS investments.

The interest rates on these ARS investments are reset every 28 days by an auction process. Historically, these types of ARS investments have been highly liquid. However, in mid-February 2008, auctions for ARS investments backed by student loans failed, including auctions for the ARS investments held by the Company. The result of a failed auction is that these ARS investments continue to bear interest in accordance with their terms until the next successful auction; however, liquidity will be limited until there is a successful auction or until such time as other markets for these ARS investments develop. The Company believes that the underlying credit quality of the assets backing its ARS investments has not been impacted by the reduced liquidity of these ARS investments. As a result of these recent events, the Company is in the process of evaluating the extent of any impairment in its ARS investments resulting from the current lack of liquidity; however, the Company is not yet able to quantify the amount of any impairment. The Company believes that any lack of liquidity relating to its ARS investments will not have an impact on its ability to fund its current operations.

HLTH Merger

On February 20, 2008, HLTH and WebMD entered into a Merger Agreement, pursuant to which HLTH will merge into WebMD (“HLTH Merger”), with WebMD continuing as the surviving company. In the HLTH Merger, each outstanding share of HLTH common stock will be converted into 0.1979 shares of WebMD common stock and $6.89 in cash, which cash amount is subject to a downward adjustment as described below (“Merger Consideration”). The shares of WebMD Class A Common Stock currently outstanding will remain outstanding and will be unchanged in the HLTH Merger. The HLTH Merger will eliminate both the controlling class of WebMD stock held by HLTH and WebMD’s existing dual-class stock structure. The terms of the Merger Agreement were negotiated between HLTH and a Special Committee of the Board of Directors of WebMD. The Merger Agreement was approved by the Board of WebMD based on the recommendations of the Special Committee and by the Board of HLTH.

The cash portion of the Merger Consideration will be funded from cash and investments at WebMD and HLTH, and proceeds from HLTH’s anticipated sales of its ViPS and Porex businesses. As previously announced, HLTH has received significant interest from potential strategic buyers for both ViPS and Porex and will be seeking formal offers for these businesses from potential buyers. The cash portion of the Merger Consideration is subject to downward adjustment prior to the closing, based on the amount of proceeds received from the disposition of HLTH’s investment in certain ARS, which, under the terms of the Merger Agreement, must be liquidated by HLTH prior to closing of the HLTH Merger. The Company cannot predict, at this time, the amount of such downward adjustment. See “Investment in Auction Rate Securities Backed by Federally Guaranteed Student Loans” above. If either ViPS or Porex has not been sold at the time the HLTH Merger is ready to be consummated, WebMD may issue up to $250,000 in redeemable notes to the HLTH shareholders in lieu of a portion of the cash consideration otherwise payable in the HLTH Merger. The notes would bear interest at a rate of 11% per annum, payable in kind annually in arrears. The notes would be

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subject to mandatory redemption by WebMD from the proceeds of the divestiture of the remaining ViPS or Porex business. The redemption price would be equal to the principal amount of the notes to be redeemed plus accrued but unpaid interest through the date of the redemption.

Completion of the HLTH Merger is subject to: HLTH and WebMD receiving required shareholder approvals; a requirement that the surviving company have an amount of cash, as of the closing at least equal to an agreed upon threshold, calculated in accordance with a formula contained in the Merger Agreement; completion of the sale by HLTH of either ViPS or Porex and the sale of HLTH’s ARS investments; and other customary closing conditions. HLTH, which owns shares of WebMD constituting approximately 96% of the total number of votes represented by outstanding shares, has agreed to vote its shares of WebMD in favor of the HLTH Merger. The transaction is expected to close in the second or third quarter of 2008.

Following the HLTH Merger, WebMD as surviving corporation will assume the obligations of HLTH under HLTH’s 3 1/8% Convertible Notes due September 1, 2025 and HLTH’s 1.75% Convertible Subordinated Notes due June 15, 2023 (“Notes”). In the event a holder of these Notes converts these Notes into shares of HLTH common stock pursuant to the terms of the applicable indenture prior to the effective time of the HLTH Merger, those shares would be treated in the HLTH Merger like all other shares of HLTH common stock. In the event a holder of the Notes converts those Notes pursuant to the applicable indenture following the effective time of the HLTH Merger, those Notes would be converted into the right to receive the HLTH Merger Consideration payable in respect of the HLTH shares into which such Notes would have been convertible.

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Annex C-1 – Page 48

Schedule II.  Valuation and Qualifying Accounts

	Years Ended December 31, 2007, 2006 and 2005
	Balance at	Charged to
	Beginning	Costs and				Balance at
	of Year	Expenses	Acquired	Write-offs	Other(a)	End of Year

December 31, 2007
Allowance for Doubtful Accounts	$956	$1,312	$—	$(1,103)	$—	$1,165
Valuation Allowance for Deferred Tax Assets	277,607	(38,286)	4,713	—	(1,415)	242,619
December 31, 2006
Allowance for Doubtful Accounts	859	228	49	(180)	—	956
Valuation Allowance for Deferred Tax Assets	280,355	1,230	6,296	—	(10,274)	277,607
December 31, 2005
Allowance for Doubtful Accounts	798	302	60	(301)	—	859
Valuation Allowance for Deferred Tax Assets	273,391	(4,236)	5,914	—	5,286	280,355

(a)	Represents valuation allowance created through equity as a result of stock option and warrant exercises, and other adjustments.

WebMD 2007 Annual Report — Financial Statements Annex

Annex C-1 – Page S-1

ANNEX C-2

WEBMD HEALTH CORP. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATION

This management’s discussion and analysis of financial condition and results of operations, or MD&A, contains forward-looking statements that involve risks and uncertainties. Please see “Forward-Looking Statements” in the joint proxy statement/prospectus to which this Annex C-2 is attached for a discussion of the uncertainties, risks and assumptions associated with these statements. The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods, and our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those listed under “Risk Factors” in the joint proxy statement/prospectus to which this Annex C-2 is attached and those included elsewhere in the joint proxy statement/prospectus. In this MD&A, dollar amounts are stated in thousands.

Except for adjustments to references to where to find the Consolidated Financial Statements of WebMD, the text of this MD&A is taken directly from the MD&A included in WebMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and does not reflect any events occurring after the filing of that Annual Report on February 29, 2008.

Overview

MD&A is a supplement to our consolidated financial statements and notes thereto included in Annex C-1 above this Annual Report, and is provided to enhance your understanding of our results of operations and financial condition. Our MD&A is organized as follows:

•	Introduction. This section provides a general description of our company and operating segments, a description of certain recent developments, background information on certain trends, strategies and other matters discussed in this MD&A, a description of the basis of presentation of our financial statements, a summary discussion of our recent acquisitions and a discussion of how seasonal factors may impact the timing of our revenue.

•	Critical Accounting Policies and Estimates. This section discusses those accounting policies that are considered important to the evaluation and reporting of our financial condition and results of operations, and whose application requires us to exercise subjective and often complex judgments in making estimates and assumptions. In addition, all of our significant accounting policies, including our critical accounting policies, are summarized in Note 2 to the consolidated financial statements included in Annex C-1 above.

•	Transactions with HLTH. This section describes the services that we receive from our parent company, HLTH Corporation (“HLTH”) and the costs of these services, as well as the fees we charge HLTH for our services and our tax sharing agreement with HLTH.

•	Results of Operations and Results of Operations by Operating Segment. These sections provide our analysis and outlook for the significant line items on our statements of operations, as well as other information that we deem meaningful to understand our results of operations on both a consolidated basis and an operating segment basis.

•	Liquidity and Capital Resources. This section provides an analysis of our liquidity and cash flows, as well as a discussion of our commitments that existed as of December 31, 2007.

WebMD 2007 Annual Report — MD&A Annex

ANNEX C-2 – PAGE 1

•	Recent Accounting Pronouncements. This section provides a summary of the most recent authoritative accounting standards and guidance that have either been recently adopted by our company or may be adopted in the future.

Introduction

Our Company

We are a leading provider of health information services to consumers, physicians and other healthcare professionals, employers and health plans. We have organized our business into two operating segments as follows:

•	Online Services. We own and operate both public and private online portals. Our public portals enable consumers to become more informed about healthcare choices and assist them in playing an active role in managing their health. The public portals also enable physicians and other healthcare professionals to improve their clinical knowledge and practice of medicine, as well as their communication with patients. Our public portals generate revenue primarily through the sale of advertising and sponsorship products, including continuing medical education (“CME”) services. Our sponsors and advertisers include pharmaceutical, biotechnology, medical device and consumer products companies. We provide information and services that enable employees and members, respectively, to make more informed benefit, treatment and provider decisions through our private portals for employers and health plans. We also provide related services for use by such employees and members, including lifestyle education and personalized telephonic health coaching as a result of the acquisition of Summex on June 13, 2006. We generate revenue from our private portals through the licensing of these portals to employers and health plans either directly or through distributors. We also distribute our online content and services to other entities and generate revenue from these arrangements through the sale of advertising and sponsorship products and content syndication fees. The Company also provides e-detailing promotion and physician recruitment services for use by pharmaceutical, medical device and healthcare companies as a result of the acquisition of Medsite on September 11, 2006.

•	Publishing and Other Services. We provide several offline products and services: The Little Blue Book, a physician directory; and WebMD the Magazine, a consumer-targeted publication launched in early 2005 that we distribute free of charge to physician office waiting rooms. Until December 31, 2007, we published ACP Medicine and ACS Surgery: Principles of Practice, our medical reference textbooks. We generate revenue from sales of The Little Blue Book directories and advertisements in those directories, and sales of advertisements in WebMD the Magazine. We also conducted in-person medical education through December 31, 2006, as a result of the acquisition of the assets of Conceptis Technologies, Inc. in December 2005. Until December 31, 2007, we also published medical reference textbooks. We sold this business in 2007 and it has now been reflected as a discontinued operation in our financial statements. Our Publishing and Other Services segment complements our Online Services segment and extends the reach of our brand and our influence with health-involved consumers and clinically-active physicians.

Significant Developments

Sale of ACP Medicine and ACS Surgery.  As of December 31, 2007, the Company entered into an Asset Sale Agreement and completed the sale of certain assets and certain liabilities of our medical reference publications business, including the publications ACP Medicine and ACS Surgery: Principles and Practice. The assets and liabilities sold are referred to below as the “ACS/ACP Business.” ACP Medicine and ACS Surgery are official publications of the American College of Physicians and the American College of Surgeons, respectively. The Company will receive net cash proceeds of $2,809, consisting of $1,328 received

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ANNEX C-2 – PAGE 2

in January 2008 and $1,481 which will be received through June 30, 2008. The Company incurred approximately $800 of professional fees and other expenses associated with the sale of the ACS/ACP Business. In connection with the sale, the Company recognized a gain of $3,571.

Investment in Auction Rate Securities Backed by Federally Guaranteed Student Loans.  As of February 21, 2008, WebMD had investments of approximately $169 million in certain auction rate securities (which we refer to as ARS). The types of ARS investments that WebMD owns are backed by student loans, 97% of which are guaranteed under the Federal Family Education Loan Program (FFELP), and all had credit ratings of AAA or Aaa when purchased. WebMD does not own any other type of ARS investments. The interest rates on these ARS investments are reset every 28 days by an auction process. Historically, these types of ARS investments have been highly liquid. In mid-February 2008, auctions for ARS investments backed by student loans failed, including auctions for the ARS investments held by WebMD. The result of a failed auction is that these ARS investments continue to pay interest in accordance with their terms until the next successful auction; however, liquidity will be limited until there is a successful auction or until such time as other markets for these ARS investments develop. WebMD believes that the underlying credit quality of the assets backing its ARS investments has not been impacted by the reduced liquidity of these ARS investments. As a result of these recent events, WebMD is in the process of evaluating the extent of any impairment in its ARS investments resulting from the current lack of liquidity; however, it is not yet able to quantify the amount of any impairment. WebMD believes that the lack of liquidity relating to its ARS investments will not have an impact on its ability to fund its current operations.

HLTH Merger.  On February 20, 2008, HLTH and WebMD entered into a Merger Agreement, pursuant to which HLTH will merge into WebMD (which we refer to as the HLTH Merger), with WebMD continuing as the surviving company. In the HLTH Merger, each outstanding share of HLTH common stock will be converted into 0.1979 shares of WebMD common stock and $6.89 in cash, subject to a downward adjustment as described below (which we refer to as the Merger Consideration). The shares of WebMD Class A Common Stock currently outstanding will remain outstanding and will be unchanged in the HLTH Merger. The HLTH Merger will eliminate both the controlling class of WebMD stock held by HLTH and WebMD’s existing dual-class stock structure. The terms of the Merger Agreement were negotiated between HLTH and a Special Committee of the Board of Directors of WebMD. The Merger Agreement was approved by the Board of WebMD based on the recommendations of the Special Committee and by the Board of HLTH.

The cash portion of the Merger Consideration will be funded from cash and investments at WebMD and HLTH, and proceeds from HLTH’s anticipated sales of its ViPS and Porex businesses. As previously announced, HLTH has received significant interest from potential strategic buyers for both ViPS and Porex and will be seeking formal offers for these businesses from potential buyers. The cash portion of the Merger Consideration is subject to downward adjustment prior to the closing, based on the amount of proceeds received from the disposition of HLTH’s investment (which excludes the portion held by WebMD) in certain ARS, which, under the terms of the Merger Agreement, must be liquidated by HLTH prior to closing of the Merger. We cannot predict, at this time, the amount of such downward adjustment. See “Investment in Auction Rate Securities Backed by Federally Guaranteed Student Loans” above. If either ViPS or Porex has not been sold at the time the HLTH Merger is ready to be consummated, WebMD may issue up to $250 million in redeemable notes to the HLTH shareholders in lieu of a portion of the cash consideration otherwise payable in the Merger. The notes would bear interest at a rate of 11% per annum, payable in kind annually in arrears. The notes would be subject to mandatory redemption by WebMD from the proceeds of the divestiture of the remaining ViPS or Porex business. The redemption price would be equal to the principal amount of the notes to be redeemed plus accrued but unpaid interest through the date of the redemption.

Completion of the Merger is subject to: HLTH and WebMD receiving required shareholder approvals; a requirement that the surviving company have an amount of cash, as of the closing, at least equal to an agreed upon threshold, calculated in accordance with a formula contained in the Merger Agreement; completion of the sale by HLTH of either ViPS or Porex and the sale of HLTH’s ARS investments; and other customary

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ANNEX C-2 – PAGE 3

closing conditions. HLTH, which owns shares of WebMD constituting approximately 96% of the total number of votes represented by outstanding shares, has agreed to vote its shares of WebMD in favor of the Merger. The transaction is expected to close in the second or third quarter of 2008.

Following the HLTH Merger, WebMD as the surviving corporation will assume the obligations of HLTH under HLTH’s 3 1/8% Convertible Notes due September 1, 2025 and HLTH’s 1.75% Convertible Subordinated Notes due June 15, 2023 (collectively referred to as Notes). In the event a holder of these Notes converts these Notes into shares of HLTH Common Stock pursuant to the terms of the applicable indenture prior to the effective time of the HLTH Merger, those shares would be treated in the HLTH Merger like all other shares of HLTH Common Stock. In the event a holder of the Notes converts those Notes pursuant to the applicable indenture following the effective time of the HLTH Merger, those Notes would be converted into the right to receive the Merger Consideration payable in respect of the HLTH shares into which such Notes would have been convertible.

Background Information on Certain Trends and Strategies

Several key trends in the healthcare and Internet industries are influencing the use of healthcare information services of the types we provide or are developing. Those trends, and the strategies we have developed in response, are described briefly below:

•	Use of the Internet by Consumer and Physicians. The Internet has emerged as a major communications medium and has already fundamentally changed many sectors of the economy, including the marketing and sales of financial services, travel, and entertainment, among others. The Internet is also changing the healthcare industry and has transformed how consumers and physicians find and utilize healthcare information. As consumers are required to assume greater financial responsibility for rising healthcare costs, the Internet serves as a valuable resource by providing them with immediate access to searchable and dynamic interactive content to check symptoms, assess risks, understand diseases, find providers and evaluate treatment options. The Internet has also become a primary source of information for physicians seeking to improve clinical practice and is growing relative to traditional information sources, such as conferences, meetings and offline journals.

•	Increased Online Marketing and Education Spending for Healthcare Products. Pharmaceutical, biotechnology and medical device companies spend large amounts each year marketing their products and educating consumers and physicians about them, however, only a small portion of this amount is currently spent on online services. We believe that these companies, which comprise the majority of our advertisers and sponsors, are becoming increasingly aware of the effectiveness of the Internet relative to traditional media in providing health, clinical and product-related information to consumers and physicians, and this increasing awareness will result in increasing demand for our services.

•	Changes in Health Plan Design; Health Management Initiatives. In a healthcare market where a greater share of the responsibility for healthcare costs and decision-making has been increasingly shifting to consumers, use of information technology (including personal health records) to assist consumers in making informed decisions about healthcare has also increased. We believe that through our WebMD Health and Benefits Manager tools, including our personal health record application, we are well positioned to play a role in this consumer-directed healthcare environment, and these services will be a significant driver for the growth of our private portals during the next several years. However, our growth strategy depends, in part, on increasing usage of our private portal services by our employer and health plan clients’ employees and members, respectively. Increasing usage of our services requires us to continue to deliver and improve the underlying technology and develop new and updated applications, features and services. In addition, we face competition in the area of healthcare decision-support tools and online health management applications and health information services. Many of our

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ANNEX C-2 – PAGE 4

competitors have greater financial, technical, product development, marketing and other resources than we do, and may be better known than we are.

The healthcare industry in the United States and relationships among healthcare payers, providers and consumers are very complicated. In addition, the Internet and the market for online services are relatively new and still evolving. Accordingly, there can be no assurance that the trends identified above will continue or that the expected benefits to our businesses from our responses to those trends will be achieved. In addition, the market for healthcare information services is highly competitive and not only are our existing competitors seeking to benefit from these same trends, but the trends may also attract additional competitors.

Basis of Presentation

Our company is a Delaware corporation that was incorporated on May 3, 2005. We completed an initial public offering (“IPO”) of Class A Common Stock on September 28, 2005. Our Class A Common Stock has traded on the Nasdaq National Market under the symbol “WBMD” since September 29, 2005 and now trades on the Nasdaq Global Select Market. Prior to the date of the IPO, we were a wholly-owned subsidiary of HLTH and our consolidated financial statements had been derived from the consolidated financial statements and accounting records of HLTH, principally representing the WebMD segment, using the historical results of operations, and historical basis of assets and liabilities of the WebMD related businesses. Since the completion of the IPO, we are a majority-owned subsidiary of HLTH, which currently owns 84.1% of our equity. Our Class A Common Stock has one vote per share, while our Class B Common Stock has five votes per share. As a result, our Class B Common Stock owned by HLTH represented, as of December 31, 2007, 96.2% of the combined voting power of our outstanding Common Stock.

Acquisitions

During 2006, we acquired four companies, Subimo, LLC (which we refer to as Subimo), Medsite, Inc. (which we refer to as Medsite), Summex Corporation (which we refer to as Summex) and eMedicine.com, Inc. (which we refer to as eMedicine), which we refer to together as the 2006 Acquisitions:

•	On December 15, 2006, we acquired all of the outstanding limited liability company interests of Subimo, a privately held provider of healthcare decision support applications to large employers, health plans and financial institutions. The total purchase consideration for Subimo was approximately $59,320, comprised of $32,820 in cash, net of cash acquired, $26,000 of WebMD Class A Common Stock and $500 of acquisition costs. Pursuant to the terms of the purchase agreement, we deferred the issuance of the $26,000 of equity, equal to 640,930 shares of Class A common shares (“Deferred Shares”) until December 2008. A portion of these shares may be further deferred until December 2010 subject to certain conditions. If the Deferred Shares have a market value that is less than $24.34 per share when issued, then we will pay additional consideration equal to this shortfall, either in the form of Class A common shares or cash, in our sole discretion. The results of operations of Subimo have been included in our financial statements from December 15, 2006, the closing date of the acquisition, and are included in the Online Services segment.

•	On September 11, 2006, we acquired the interactive medical education, promotion and physician recruitment businesses of Medsite. Medsite provides e-detailing promotion and physician recruitment services for pharmaceutical, medical device and healthcare companies, including program development, targeted recruitment and online distribution and delivery. In addition, Medsite provides educational programs to physicians. The total purchase consideration for Medsite was approximately $31,467, comprised of $30,682 in cash, net of cash acquired, and $785 of acquisition costs. The results of operations of Medsite have been included in our financial statements from September 11, 2006, the closing date of the acquisition, and are included in the Online Services segment.

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•	On June 13, 2006, we acquired Summex, a provider of health and wellness programs that include online and offline health risk assessments, lifestyle education and personalized telephonic health coaching. The Summex programs complement the online health and benefits platform that we provide to employers and health plans. Summex’s team of professional health coaches work one-on-one with employees and plan members to modify behaviors that may lead to illness and high medical costs. The total purchase consideration for Summex was approximately $30,191, comprised of $29,691 in cash, net of the cash acquired, and $500 of acquisition costs. In addition, we have agreed to pay up to an additional $5,000 in cash in June 2008 if certain financial milestones are achieved. The results of operations of Summex have been included in our financial statements from June 13, 2006, the closing date of the acquisition, and are included in the Online Services segment.

•	On January 17, 2006, we acquired eMedicine, a privately held online publisher of medical reference information for physicians and other healthcare professionals. The total purchase consideration for eMedicine was approximately $25,195, comprised of $24,495 in cash, net of cash acquired, and $700 of acquisition costs. The results of operations of eMedicine have been included in our financial statements from January 17, 2006, the closing date of the acquisition, and are included in the Online Services segment.

During 2005, we acquired the assets of Conceptis Technologies, Inc. (which we refer to as Conceptis) and HealthShare Technology, Inc. (which we refer to as HealthShare), which we refer to together as the 2005 Acquisitions:

•	On December 2, 2005, we acquired the assets of and assumed certain liabilities of Conceptis, a Montreal-based provider of online and offline medical education and promotion aimed at physicians and other healthcare professionals. The total purchase consideration of Conceptis was approximately $19,859, comprised of $19,256 in cash and $603 of acquisition costs. The results of operations of Conceptis have been included in the Online Services and the Publishing and Other Services segments from December 2, 2005, the closing date of the acquisition.

•	On March 14, 2005, we acquired HealthShare, which provides online tools that compare the cost and quality measures of hospitals for use by consumers, providers and health plans. We acquired HealthShare for a total purchase consideration of approximately $29,985, comprised of $29,533 in cash, net of cash acquired and $452 of acquisition costs. The results of operations of HealthShare are included in our Online Services segment beginning March 14, 2005, the closing date of the acquisition.

Seasonality

The timing of our revenue is affected by seasonal factors. Advertising and sponsorship revenue within our Online Services segment is seasonal, primarily due to the annual budget approval process of the advertising and sponsorship clients of our public portals. This portion of our revenue is usually the lowest in the first quarter of each calendar year, and increases during each consecutive quarter throughout the year. Our private portal licensing revenue is historically higher in the second half of the year as new customers are typically added during this period in conjunction with their annual open enrollment periods for employee benefits. Finally, the annual distribution cycle within our Publishing and Other Services segment results in a significant portion of our revenue in this segment being recognized in the second and third quarter of each calendar year. The timing of revenue in relation to our expenses, much of which do not vary directly with revenue, has an impact on cost of operations, sales and marketing and general and administrative expenses as a percentage of revenue in each calendar quarter.

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Critical Accounting Policies and Estimates

Our MD&A is based upon our consolidated financial statements and notes to consolidated financial statements, which were prepared in conformity with U.S. generally accepted accounting principles. The preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience, current business factors, and various other assumptions that we believe are necessary to consider to form a basis for making judgments about the carrying values of assets and liabilities and disclosure of contingent assets and liabilities. We are subject to uncertainties such as the impact of future events, economic and political factors, and changes in our business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in preparation of our financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to our consolidated financial statements.

We evaluate our estimates on an ongoing basis, including those related to revenue recognition, the allowance for doubtful accounts, the carrying value of prepaid advertising, the carrying value of long-lived assets (including goodwill and intangible assets), the amortization period of long-lived assets (excluding goodwill), the carrying value, capitalization and amortization of software and Web site development costs, the provision for income taxes and related deferred tax accounts, certain accrued expenses and contingencies, share-based compensation to employees and transactions with HLTH.

We believe the following reflects our critical accounting policies and our more significant judgments and estimates used in the preparation of our consolidated financial statements:

•	Revenue Recognition. Revenue from advertising is recognized as advertisements are delivered or as publications are distributed. Revenue from sponsorship arrangements, content syndication and distribution arrangements, and licenses of healthcare management tools and private portals as well as related health coaching services are recognized ratably over the term of the applicable agreement. Revenue from the sponsorship of CME is recognized over the period we substantially complete our contractual deliverables as determined by the applicable agreements. When contractual arrangements contain multiple elements, revenue is allocated to each element based on its relative fair value determined using prices charged when elements are sold separately. In certain instances where fair value does not exist for all the elements, the amount of revenue allocated to the delivered elements equals the total consideration less the fair value of the undelivered elements. In instances where fair value does not exist for the undelivered elements, revenue is recognized when the last element is delivered.

•	Long-Lived Assets. Our long-lived assets consist of property and equipment, goodwill and other intangible assets. Goodwill and other intangible assets arise from the acquisitions we have made. The amount assigned to intangible assets is subjective and based on our estimates of the future benefit of the intangible assets using accepted valuation techniques, such as discounted cash flow and replacement cost models. Our long-lived assets, excluding goodwill, are amortized over their estimated useful lives, which we determine based on the consideration of several factors including the period of time the asset is expected to remain in service. We evaluate the carrying value and remaining useful lives of long-lived assets, excluding goodwill, whenever indicators of impairment are present. We evaluate the carrying value of goodwill annually, and whenever indicators of impairment are present. We use a discounted cash flow approach to determine the fair value of goodwill. There was no impairment of goodwill noted as a result of our impairment testing in 2007, 2006 and 2005.

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•	Investments. Our investments, at December 31, 2007, consisted of money market funds and investments in certain ARS. All of our investments were classified as available-for-sale and were carried at fair value. Unrealized gains and losses associated with available-for-sale securities are recorded as a component of accumulated other comprehensive income within stockholders’ equity. Realized gains and losses and declines in value determined to be other-than-temporary are recorded in the consolidated statements of operations. A decline in value is deemed to be other-than-temporary if we do not have the intent and ability to retain the investment until any anticipated recovery in market value. The cost of securities is based on the specific identification method.

As discussed in more detail above in “— Introduction — Significant Developments”, during mid-February 2008, auctions for ARS investments backed by student loans failed, including auctions for the ARS investments we held. The result of a failed auction is that these ARS investments continue to bear interest in accordance with their terms until the next successful auction; however, liquidity will be limited until there is a successful auction or until such time as other markets for these ARS investments develop. We believe that the underlying credit quality of the assets backing its ARS investments have not been impacted by the reduced liquidity of these ARS investments. As a result of these recent events, we are in the process of evaluating the extent of any impairment in our ARS investments resulting from the current lack of liquidity; however, we are not yet able to quantify the amount of any impairment.

•	Stock-Based Compensation. In December 2004, the Financial Accounting Standards Board (which we refer to as FASB) issued SFAS No. 123, “(Revised 2004): Share-Based Payment” (which we refer to as SFAS 123R), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” (which we refer to as SFAS 123) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense over the service period (generally the vesting period) in the consolidated financial statements based on their fair values. We adopted SFAS 123R on January 1, 2006 and elected to use the modified prospective transition method and as a result, prior period results were not restated. Under the modified prospective method, awards that were granted or modified on or after January 1, 2006 are measured and accounted for in accordance with SFAS 123R. Unvested stock options and restricted stock awards that were granted prior to January 1, 2006 will continue to be accounted for in accordance with SFAS 123, using the same grant date fair value and same expense attribution method used under SFAS 123, except that all awards are recognized in the results of operations over the remaining vesting periods. The impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount recognized for all stock-based compensation beginning January 1, 2006. As of December 31, 2007, approximately $598 and $37,206 of unrecognized stock-based compensation expense related to unvested awards (net of estimated forfeitures) is expected to be recognized over a weighted-average period of approximately 0.76 years and 1.65 years, related to the HLTH and our stock-based compensation plans. The total recognition period for the remaining unrecognized stock-based compensation expense for both the HLTH and our stock-based compensation plans is approximately four years; however, the majority of this cost will be recognized over the next two years, in accordance with our vesting provisions.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The assumptions used in this model are expected dividend yield, expected volatility, risk-free interest rate and expected term. The expected volatility for stock options to purchase HLTH Common Stock is based on implied volatility from traded options of HLTH Common Stock combined with historical volatility of HLTH Common Stock. Prior to August 1, 2007, expected volatility for stock options to purchase our Class A Common Stock was based on implied volatility from traded options of stock of comparable companies combined with historical stock price volatility of comparable companies. Beginning on August 1, 2007, expected volatility is based on implied volatility from traded

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options of our Class A Common Stock combined with historical volatility of our Class A Common Stock.

•	Deferred Tax Assets. Our deferred tax assets are comprised primarily of net operating loss (“NOL”) carryforwards. At December 31, 2007 and 2006, we had NOL carryforwards of approximately $668,000 and $676,000, respectively, on a separate return basis. At December 31, 2007 and 2006, we had NOL carryforwards of $272,000 and $247,000, respectively, on a legal entity basis. This amount reflects the utilization of approximately $430,000 by the HLTH consolidated group as a result of the sale of certain HLTH businesses. Subject to certain limitations, these loss carryforwards may be used to offset taxable income in future periods, reducing the amount of taxes we might otherwise be required to pay. Until the quarter ended December 31, 2007, a full valuation allowance had been provided against all net deferred taxes, except for a deferred tax liability originating from business combinations that resulted in tax deductible goodwill. During the quarter ended December 31, 2007, after consideration of the relevant positive and negative evidence, we reversed a portion of our valuation allowance primarily through the tax provision. In determining the need for a valuation allowance, management determined the probability of realizing deferred tax assets, taking into consideration factors including historical operating results, expectations of future earnings and taxable income. Management will continue to evaluate the need for a valuation allowance and, in the future should management determine that realization of the net deferred tax asset is more likely than not, some or all of the remaining valuation allowance will be reversed, and our effective tax rate may be reduced by such reversal.

•	Transactions with HLTH. As discussed further below, our expenses reflect a services fee for an allocation of costs for corporate services provided by HLTH. Our expenses also reflect the allocation of a portion of the cost of HLTH’s healthcare plans and the allocation of stock-based compensation expense related to restricted stock awards and other stock-based compensation. Our sales and marketing expense reflects an allocation to HLTH for the utilization by it of advertising services available to us from News Corporation. We are included in the consolidated federal tax return filed by HLTH. During February and September 2007, we received reimbursements of $140,000 and $9,862, respectively, pursuant to our tax sharing agreement related to our NOL carryforwards utilized by HLTH in connection with gains related to the sale of certain HLTH businesses. Additionally, our revenue includes revenue from HLTH for services we provide.

Transactions with HLTH

In connection with the IPO in September 2005, we entered into a number of agreements with HLTH governing the future relationship of the companies, including a Services Agreement, a Tax Sharing Agreement and an Indemnity Agreement. These agreements cover a variety of matters, including responsibility for certain liabilities, including tax liabilities, as well as matters related to HLTH providing us with administrative services, such as payroll, accounting, tax, employee benefit plan, employee insurance, intellectual property, legal and information processing services. Under the Services Agreement, we have agreed to reimburse HLTH an amount that reasonably approximates HLTH’s cost of providing services to us. HLTH has agreed to make the services available to us for up to five years; however, we are not required, under the Services Agreement, to continue to obtain services from HLTH and are able to terminate services, in whole or in part, at any time generally by providing, with respect to the specified services or groups of services, 60 days’ prior notice and, in some cases, paying a nominal termination fee to cover costs relating to the termination. The terms of the Services Agreement provide that HLTH has the option to terminate the services that it provides for us, in whole or in part, if it ceases to provide such services for itself, upon at least 180 days’ written notice to us.

On January 31, 2006, we entered into additional agreements with HLTH in which both parties agreed to support each other’s product development and marketing efforts of specific product lines for agreed upon fees as defined in the agreements. The new agreements cover a term of five years.

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On February 15, 2006, the Tax Sharing Agreement was amended to provide that HLTH will compensate us for any use of our NOLs that may result from certain extraordinary transactions, as defined in the Tax Sharing Agreement, including the sales by HLTH of its Emdeon Business Services (which we refer to as EBS) and Emdeon Practice Services (which we refer to as EPS) operating segments.

On September 14, 2006, HLTH completed the sale of EPS for approximately $565,000 in cash (which we refer to as EPS Sale). On November 16, 2006, HLTH completed the sale of a 52% interest in EBS for approximately $1,200,000 in cash (which we refer to as EBS Sale). HLTH recognized a taxable gain on the sale of EPS and EBS and utilized a portion of its federal NOL carryforwards to offset the gain on these transactions. Under the tax sharing agreement between HLTH and us, we were reimbursed for our NOL carryforwards utilized by HLTH in these transactions at the current federal statutory rate of 35%. During February 2007, HLTH reimbursed us $140,000 as an estimate of the payment required pursuant to the tax sharing agreement with respect to the EPS Sale and the EBS Sale, which was subject to adjustment in connection with the filing of the applicable tax returns. During September 2007, HLTH finalized the NOL carryforward attributable to us that was utilized as a result of the EPS Sale and EBS Sale and reimbursed us an additional $9,862. These reimbursements were recorded as capital contributions which increased additional paid-in capital at December 31, 2006 and September 30, 2007, respectively.

On February 11, 2008, HLTH announced that it had executed a definitive agreement and closed the sale of its 48% minority interest in EBS to an affiliate of General Atlantic LLC and investment funds managed by Hellman & Friedman LLC. The sale price was $575,000 in cash. HLTH expects to recognize a taxable gain on this transaction and expects to utilize a portion of its federal NOL carryforward to offset a portion of the tax liability resulting from this transaction. The amount of the utilization of the NOL carryforward and related reimbursement to us is dependent on numerous factors and cannot be determined at this time.

The consolidated financial statements include allocations for the following:

Charges from the Company to HLTH

•	Revenue. Our revenue includes revenue from HLTH for services we provide to other HLTH businesses for licensing of our private portal services, revenue for licensing of our database of physicians, and advertising by HLTH in The Little Blue Book, our physician directory. We record these revenues at rates comparable to those charged to third parties for comparable services.

•	Advertising Expense. During 2005, we allocated costs to HLTH based on its utilization of our advertising services. This charge included a proportional allocation based on the number of HLTH operating segments identified in each advertisement and an allocation of cost to HLTH for the promotion of the WebMD brand prior to HLTH’s name change. On August 5, 2005, HLTH and other businesses of HLTH began to use “Emdeon” as their primary brand, instead of “WebMD.” In May 2007, as a result of the EBS Sale, HLTH began to use “HLTH” as their primary brand, instead of “Emdeon.” Accordingly, we no longer allocate any advertising expense to HLTH, or other businesses of HLTH, related to any advertising that promotes the WebMD brand. Our portion of the advertising services utilized is included in sales and marketing expense within the accompanying consolidated statements of operations, and is reported net of amounts charged to HLTH.

Charges from HLTH to Our Company

•	Corporate Services. We are charged a services fee for costs related to corporate services provided to us by HLTH. These amounts are reflected in general and administrative expenses within our consolidated statements of operations, net of any costs we may incur on behalf of HLTH. Certain of our employees who had previously been associated with HLTH were transferred to us during the third

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quarter of 2005 thus, our specific identification services fee, which historically reflected the expense of those employees, has been eliminated.

•	Healthcare Expense. We are charged healthcare expense for our employees’ participation in HLTH’s healthcare plans. Healthcare expense is charged based on the total number of employees of our company and reflects HLTH’s average cost of these benefits per employee. Healthcare expense is reflected in our consolidated statements of operations in the same expense caption as the related salary costs of those employees. We expect healthcare expense to vary in accordance with increases or decreases in our employee base and consistent with the cost of HLTH’s healthcare plans.

•	Stock-based Compensation Expense. Stock-based compensation expense is related to stock option issuances and restricted stock awards of HLTH Common Stock that have been granted to certain of our employees. Stock-based compensation expense is allocated on a specific employee identification basis. The expense is reflected in the accompanying consolidated statements of operations in the same expense captions as the related salary costs of those employees. The allocation of stock-based compensation expense related to HLTH Common Stock is recorded as a capital contribution in additional paid-in capital.

The following table summarizes the allocations reflected in our consolidated financial statements:

	Years Ended December 31,
	2007	2006	2005

Charges from the Company to HLTH:
Intercompany revenue	$250	$496	$336
Advertising expense	—	—	1,877
Charges from HLTH to the Company:
Corporate services — specific identification	—	—	1,756
Corporate services — shared services allocation	3,340	3,190	3,361
Healthcare expense	5,877	4,116	2,728
Stock-based compensation expense	2,249	6,183	1,356

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Results of Operations

The following table sets forth our consolidated statements of operations data and expresses that data as a percentage of revenue for the periods presented:

	Years Ended December 31,
	2007		2006		2005
	$	%	$	%	$	%

Revenue	$331,954	100.0	$248,776	100.0	$163,910	100.0
Costs and expenses:
Cost of operations	117,281	35.3	101,675	40.9	65,676	40.1
Sales and marketing	93,645	28.2	76,189	30.6	51,756	31.6
General and administrative	60,986	18.4	52,338	21.0	29,550	18.0
Depreciation and amortization	27,233	8.2	17,639	7.1	10,648	6.5
Interest income	12,378	3.7	5,099	2.0	1,790	1.1

Income from continuing operations
before income tax (benefit) provision	45,187	13.6	6,034	2.4	8,070	4.9
Income tax (benefit) provision	(17,255)	(5.2)	3,883	1.6	1,666	1.0

Income from continuing operations	62,442	18.8	2,151	0.8	6,404	3.9
Income from discontinued operations,
net of tax	3,442	1.0	385	0.2	161	0.1

Net income	$65,884	19.8	$2,536	1.0	$6,565	4.0

Revenue is derived from our two business segments: Online Services and Publishing and Other Services. Our Online Services segment derives revenue from advertising, sponsorship (including online CME services), e-detailing promotion and physician recruitment services, content syndication and distribution, and licenses of private online portals to employers, healthcare payers and others, along with related services including lifestyle education and personalized telephonic coaching. Our Publishing and Other Services segment derives revenue from sales of, and advertising in, our physician directories, and advertisements in WebMD the Magazine. As a result of the acquisition of the assets of Conceptis, we also generated revenue from in-person CME programs from December 2005 through December 31, 2006. As of December 31, 2006, these services were no longer offered by WebMD. We sold our ACS/ACP Business as of December 31, 2007 and the revenue and expenses of this business are shown as discontinued operations for all periods presented. Included in our Online Services’ revenue are revenue related to our agreements with News Corporation and AOL:

•	We had licensed our content to News Corporation for use across its media properties for four years ending in January 2005, for cash payments totaling $12,000 per contract year.

•	Our company and AOL shared revenue from advertising, commerce and programming on the health channels of certain AOL online sites and on a co-branded service we created for AOL. Under the terms of the agreement which expired on May 1, 2007, our revenue share was subject to a minimum annual guarantee. Included in the accompanying consolidated statements of operations, for the years ended December 31, 2007, 2006 and 2005 is revenue of $2,658, $8,312 and $7,805, respectively, which represents sales to third parties of advertising and sponsorship on the AOL health channels, primarily sold through our sales team. Also included in revenue during the years ended December 31, 2007, 2006 and 2005 is $1,515, $5,125 and $5,951, respectively, related to the guarantee discussed above.

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Our customers include pharmaceutical, biotechnology, medical device and consumer products companies, as well as employers and health plans. Our customers also include physicians and other healthcare providers who buy our physician directories and reference text books.

Cost of operations consists of costs related to services and products we provide to customers and costs associated with the operation and maintenance of our public and private portals. These costs relate to editorial and production operations, Web site operations, non-capitalized Web site development costs, and costs related to the production and distribution of our publications. These costs consist of expenses related to salaries and related expenses, non-cash stock-based compensation, creating and licensing content, telecommunications, leased properties, printing and distribution, and non-cash advertising expenses.

Sales and marketing expense consists primarily of advertising, product and brand promotion, salaries and related expenses, and non-cash stock-based compensation. These expenses include items related to salaries and related expenses of account executives, account management and marketing personnel, costs and expenses for marketing programs, and fees for professional marketing and advertising services. Also included in sales and marketing expense are the non-cash advertising expenses discussed above.

General and administrative expense consists primarily of salaries, non-cash stock-based compensation and other salary-related expenses of administrative, finance, legal, information technology, human resources and executive personnel. These expenses include costs of general insurance and costs of accounting and internal control systems to support our operations and a services fee for our portion of certain expenses shared across all segments of HLTH.

Our discussions throughout this MD&A reference certain non-cash expenses. The following is a summary of our principal non-cash expenses:

•	Non-cash advertising expense. Expense related to the use of our prepaid advertising inventory that we received from News Corporation in exchange for equity instruments that HLTH issued in connection with an agreement it entered into with News Corporation in 1999 and subsequently amended in 2000. This non-cash advertising expense is included in cost of operations when we utilize this advertising inventory in conjunction with offline advertising and sponsorship programs and is included in sales and marketing expense when we use the asset for promotion of our brand. The portion of the non-cash expense that is reflected in sales and marketing expense is reflected net of the expense we charge to HLTH in connection with its use of this asset.

•	Non-cash stock-based compensation expense. Expense related to awards of our restricted Class A Common Stock and awards of employee stock options, as well as awards of restricted HLTH common stock and awards of HLTH stock options that have been granted to certain of our employees. Expense also related to shares issued to our non-employee directors. Non-cash stock-based compensation expense is reflected in the same expense captions as the related salary costs of the respective employees.

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The following table is a summary of our non-cash expenses included in the respective statements of operations captions.

	Years Ended December 31,
	2007	2006	2005

Advertising expense:
Cost of operations	$—	$—	$336
Sales and marketing	5,264	7,415	8,656

Total advertising expense	$5,264	$7,415	$8,992

Stock-based compensation expense:
Cost of operations	$5,063	$8,744	$394
Sales and marketing	5,056	5,870	368
General and administrative	9,272	12,083	1,553

Total stock-based compensation expense	$19,391	$26,697	$2,315

2007 and 2006

The following discussion is a comparison of our results of operations on a consolidated basis for the year ended December 31, 2007 to the year ended December 31, 2006.

Revenue

Our total revenue increased 33.4% to $331,954 in 2007 from $248,776 in 2006. Online Services accounted for $83,417 of the revenue increase, offset by a decrease of $239 within Publishing and Other Services for the year ended December 31, 2007. Excluding the impact of the 2006 acquisitions on revenue, total revenue increased approximately $60,000 or 25% from 2006 to 2007.

Costs and Expenses

Cost of Operations.  Cost of operations increased to $117,281 in 2007 from $101,675 in 2006. As a percentage of revenue, cost of operations was 35.3% in 2007, compared to 40.9% in 2006. Included in cost of operations were non-cash expenses related to stock-based compensation of $5,063 in 2007 and $8,744 in 2006. The decrease in non-cash expenses during 2007 compared to last year was primarily related to the graded vesting methodology used in determining stock-based compensation expense relating to the Company’s stock options and restricted stock granted at the time of the initial public offering. Cost of operations, excluding non-cash expense, was $112,218 or 33.8% of revenue in 2007, compared to $92,931 or 37.4% of revenue in 2006. The decrease as a percentage of revenue was primarily due to our ability to achieve the increase in revenue without incurring a proportional increase in cost of operations expenses. The increase in absolute dollars was primarily attributable to increases in compensation related costs due to higher staffing levels and outside personnel expenses relating to our Web site operations and development and expenses relating to our acquisitions of Summex, Medsite and Subimo.

Sales and Marketing.  Sales and marketing expense increased to $93,645 in 2007 from $76,189 in 2006. As a percentage of revenue, sales and marketing was 28.2% for the year ended December 31, 2007, compared to 30.6% in the same period last year. Included in sales and marketing expense in 2007 were non-cash expenses related to advertising of $5,264, a decrease from $7,415 in 2006. The decrease in non-cash advertising expenses was due to lower utilization of our prepaid advertising inventory. Also included in sales and marketing expense were non-cash expenses related to stock-based compensation expense of $5,056 for the

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year ended December 31, 2007 compared to $5,870 in the same period last year. The decrease in non-cash stock-based compensation expense during 2007 compared to last year was primarily related to the graded vesting methodology used in determining stock-based compensation expense relating to the Company’s stock options and restricted stock granted at the time of the initial public offering. Sales and marketing expense, excluding non-cash expenses, was $83,325 or 25.1% of revenue in 2007, compared to $62,904 or 25.3% of revenue in 2006. The increase in absolute dollars in 2007 compared to 2006 was primarily attributable to an increase in compensation related costs due to increased staffing and sales commissions related to higher revenue and to expenses related to our acquisitions of Summex, Medsite and Subimo.

General and Administrative.  General and administrative expense increased to $60,986 in 2007 from $52,338 in 2006. As a percentage of revenue, general and administrative expenses was 18.4% for the year ended December 31, 2007, compared to 21.0% in the same period last year. Included in general and administrative expense were non-cash expenses related to stock-based compensation expense of $9,272 in 2007 and $12,083 in 2006. The decrease in stock-based compensation expense primarily related to the graded vesting methodology used in determining stock-based compensation expense relating to the Company’s stock options and restricted stock granted at the time of the initial public offering. General and administrative expense, excluding non-cash stock-based compensation expense discussed above, was $51,714 or 15.6% of revenue in 2007 compared to $40,255 or 16.2% of revenue in 2006. The decrease as a percentage of revenue in 2007 compared to 2006 was primarily due to our ability to achieve the increase in revenue without incurring a proportional increase in general and administrative expense. The increase in absolute dollars in 2007 compared to 2006 was primarily attributable to an increase in compensation related costs due to increased staffing levels and outside personnel expenses and expenses related to our acquisitions of Summex, Medsite and Subimo.

Depreciation and Amortization.  Depreciation and amortization expense increased to $27,233 in 2007 from $17,639 in 2006. The increase over the prior year was primarily due to depreciation expense relating to capital expenditures in 2007 and 2006, as well as the full year impact of the amortization of intangible assets relating to the Subimo, Medsite, Summex and eMedicine acquisitions.

Interest Income.  Interest income of $12,378 in 2007 and $5,099 in 2006 relates to increased levels of cash and investments available for investment.

Income Tax Provision.  The income tax (benefit) provision of ($17,255) and $3,883 for 2007 and 2006, respectively, include expenses and benefits related to federal, state and other jurisdictions including a deferred tax expense related to a portion of our goodwill that is deductible for tax purposes. Additionally, the income tax benefit for 2007 includes the reversal of a portion of our valuation allowance at December 31, 2007 related to the estimated utilization of our NOL’s in 2008.

Income from Discontinued Operations, Net of Tax.  Income from discontinued operations, net of tax represents the ACS/ACP Business net operating (loss) income of ($129) and $385 in 2007 and 2006, respectively, as well as a gain of $3,571, net of tax, recognized in 2007 in connection with the completed sale of the ACS/ACP Business.

2006 and 2005

The following discussion is a comparison of our results of operations on a consolidated basis for the year ended December 31, 2006 to the year ended December 31, 2005.

Revenue

Our total revenue increased 51.8% to $248,776 in 2006 from $163,910 in 2005. Online Services accounted for $77,465 or 91.3% of the revenue increase for 2006. Publishing and Other Services accounted for

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$7,401 or 8.7% of the revenue increase for 2006. Excluding the impact of the 2006 and 2005 acquisitions on revenue, total revenue increased approximately $55,000 or 33% organically from 2005 to 2006.

Costs and Expenses

Cost of Operations.  Cost of operations increased to $101,675 in 2006 from $65,676 in 2005. As a percentage of revenue, cost of operations was 40.9% in 2006, compared to 40.1% in 2005. Included in cost of operations were non-cash expenses of $8,744 in 2006 and $730 in 2005. The increase in non-cash expenses during 2006 compared to 2005 was primarily related to stock-based compensation expense as a result of the adoption of SFAS 123R. Cost of operations, excluding non-cash expense, was $92,931 or 37.4% of revenue in 2006, compared to $64,946 or 39.6% of revenue in 2005. The decrease as a percentage of revenue was primarily due to our ability to achieve the increase in revenue without incurring a proportional increase in cost of operations expenses. The increase in absolute dollars was primarily attributable to increases in compensation related costs due to higher staffing levels and outside personnel expenses relating to our Web site operations and development. Higher costs associated with creating and licensing our content, increased production costs related to the timing of WebMD the Magazine which shipped larger issues in 2006 compared with 2005 and expenses relating to our acquisitions also contributed to the increase. Additionally, the year ended December 31, 2005 included approximately $700 of severance costs.

Sales and Marketing.  Sales and marketing expense increased to $76,189 in 2006 from $51,756 in 2005. As a percentage of revenue, sales and marketing was 30.6% for the year ended December 31, 2006, compared to 31.6% in the same period in 2005. Included in sales and marketing expense in 2006 were non-cash expenses related to advertising of $7,415, a decrease from $8,656 in 2005. The decrease in non-cash advertising expenses was due to lower utilization of our prepaid advertising inventory. We allocated $1,877 of advertising expense in 2005 to HLTH related to its utilization of this asset. As discussed elsewhere in this MD&A document, our non-cash advertising expense is reflected net of what is charged to HLTH for its utilization of the prepaid advertising. On August 5, 2005, HLTH and other businesses of HLTH began to use “Emdeon” as their primary brand, instead of “WebMD.” In May 2007, as a result of the EBS Sale, HLTH began to use “HLTH” as their primary brand, instead of “Emdeon.” Accordingly, we no longer allocate any advertising expense to HLTH, or other businesses of HLTH, related to any advertising that promotes the WebMD brand. Also included in sales and marketing expense were non-cash expenses related to stock-based compensation expense of $5,870 for the year ended December 31, 2006 compared to $368 in the same period in 2005. The increase in non-cash expenses during 2006 compared to 2005 was primarily related to stock-based compensation expense as a result of the adoption of SFAS 123R. Sales and marketing expense, excluding non-cash expenses, was $62,904 or 25.3% of revenue in 2006, compared to $42,732 or 26.1% of revenue in 2005. The decrease as a percentage of revenue in 2006 was primarily due to our ability to achieve the increase in revenue without incurring a proportional increase in sales and marketing expense. The increase in absolute dollars in 2006 compared to 2005 was primarily attributable to increases in compensation related costs due to increased staffing and sales commissions related to higher revenue and to expenses related to our acquisitions. Additionally, the year ended December 31, 2005 included approximately $250 of severance costs.

General and Administrative.  General and administrative expense increased to $52,338 in 2006 from $29,550 in 2005. As a percentage of revenue, general and administrative expenses was 21.0% for the year ended December 31, 2006, compared to 18.0% in the same period in 2005. Included in general and administrative expense were non-cash expenses related to stock-based compensation expense of $12,083 in 2006 and $1,553 in 2005. The increase in stock-based compensation expense primarily related to the adoption of SFAS 123R. General and administrative expense, excluding non-cash stock-based compensation expense discussed above, was $40,255 or 16.2% of revenue in 2006 compared to $27,997 or 17.1% of revenue in 2005. The decrease as a percentage of revenue in 2006 compared to 2005 was primarily due to our ability to achieve the increase in revenue without incurring a proportional increase in general and administrative expense. The increase in absolute dollars in 2006 compared to 2005 was primarily attributable to higher

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staffing levels and increased expenses related to our acquisitions and public company related costs. Additionally, the year ended December 31, 2005 included a charge of approximately $2,200 related to the resignation of our former CEO and recruitment of our Executive Vice President of Product and Programming and Chief Technology Officer.

Depreciation and Amortization.  Depreciation and amortization expense increased to $17,639 in 2006 from $10,648 in 2005. The increase over the prior year was primarily due to amortization of intangible assets relating to the Subimo, Summex, eMedicine, Conceptis and Medsite acquisitions, as well as the increase in depreciation expense relating to capital expenditures in 2006 and 2005.

Interest Income.  Interest income of $5,099 in 2006 and $1,790 in 2005 relates to our investment of excess cash including a portion of the proceeds from our IPO.

Income Tax Provision.  The income tax provision of $3,883 and $1,666 for 2006 and 2005, respectively, includes expense related to federal, state and other jurisdictions including a deferred tax expense related to a portion of our goodwill that is deductible for tax purposes.

Income from Discontinued Operations, Net of Tax.  Income from discontinued operations, net of tax represents the ACS/ACP Business net operating income of $385 and $161 in 2006 and 2005, respectively.

Results of Operations by Operating Segment

We monitor the performance of our business based on earnings before interest, taxes, depreciation, amortization and other non-cash items. Other non-cash items include non-cash advertising and distribution expenses and non-cash stock-based compensation expense. Corporate and other overhead functions are allocated to segments on a specifically identifiable basis or other reasonable method of allocation. We consider these allocations to be a reasonable reflection of the utilization of costs incurred. We do not disaggregate assets for internal management reporting and, therefore, such information is not presented. There are no inter-segment revenue transactions.

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The following table presents the results of our operations for each of our operating segments and a reconciliation to net income:

	Years Ended December 31,
	2007	2006	2005

Revenue
Online Services:
Advertising and sponsorship	$229,333	$170,626	$109,977
Licensing	81,471	55,621	34,113
Content syndication and other	2,378	3,518	8,210

Total Online Services	313,182	229,765	152,300
Publishing and Other Services	18,772	19,011	11,610

	$331,954	$248,776	$163,910

Earnings (loss) before interest, taxes, depreciation, amortization and other non-cash items
Online Services	$80,594	$52,324	$28,313
Publishing and Other Services	4,103	362	(78)

	84,697	52,686	28,235
Interest, taxes, depreciation, amortization and other non-cash items
Interest income	12,378	5,099	1,790
Depreciation and amortization	(27,233)	(17,639)	(10,648)
Non-cash advertising	(5,264)	(7,415)	(8,992)
Non-cash stock-based compensation	(19,391)	(26,697)	(2,315)
Income tax benefit (provision)	17,255	(3,883)	(1,666)

Income from continuing operations	62,442	2,151	6,404
Income from discontinued operations, net of tax	3,442	385	161

Net income	$65,884	$2,536	$6,565

2007 and 2006

The following discussion is a comparison of the results of operations for our two operating segments for the year ended December 31, 2007 to the year ended December 31, 2006.

Online Services.  Revenue was $313,182 in 2007, an increase of $83,417 or 36.3% from 2006. Advertising and sponsorship revenue increased $58,707 or 34.4% in 2007 compared to 2006. The increase in advertising and sponsorship revenue was primarily attributable to an increase in the number of brands and sponsored programs promoted on our sites as well as the acquisition of Medsite in September 2006. The acquisition of Medsite contributed $16,291 and $4,852 of advertising and sponsorship revenue for the years ended December 31, 2007 and 2006, respectively. Including the Medsite acquisition, the number of such programs grew to approximately 1,000 in 2007 compared to approximately 800 in 2006. Licensing revenue increased $25,850 or 46.5% in 2007 compared to 2006. This increase was due to an increase in the number of companies using our private portal platform to 117 from 99 last year. We also have approximately 150 additional customers who purchase stand alone decision support services from us as a result of the acquisitions completed in 2006. The acquisitions of Summex and Subimo contributed $19,526 and $4,398 in licensing

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revenue for the years ended December 31, 2007 and 2006, respectively. Content syndication and other revenue decreased $1,140 for the year ended December 31, 2007 from $3,518 in 2006.

Our Online Services earnings before interest, taxes, depreciation, amortization and other non-cash items was $80,594 or 25.7% of revenue in 2007, compared to $52,324 or 22.8% of revenue in 2006. This increase as a percentage of revenue was primarily due to higher revenue from the increase in number of brands and sponsored programs in our public portals as well as the increase in companies using our private online portal without incurring a proportionate increase in overall expenses, due to the benefits achieved from our infrastructure investments as well as acquisition synergies.

Publishing and Other Services.  Revenue was $18,772 in 2007, compared to $19,011 in 2006. The decrease was primarily attributable to the Company’s decision to discontinue offline CME products.

Our Publishing and Other Services earnings before interest, taxes, depreciation, amortization and other non-cash items was $4,103 in 2007, compared to $362 in 2006. The increase was primarily attributable to a change in mix of revenues to higher margin products compared to the same period last year.

2006 and 2005

The following discussion is a comparison of the results of operations for our two operating segments for the year ended December 31, 2006 to the year ended December 31, 2005.

Online Services.  Revenue was $229,765 in 2006, an increase of $77,465 or 50.9% from 2005. Advertising and sponsorship revenue increased $60,649 or 55.1% in 2006 compared to 2005. The increase in advertising and sponsorship revenue was primarily attributable to an increase in the number of brands and sponsored programs promoted on our sites as well as the acquisitions of Conceptis in December 2005, eMedicine in January 2006 and Medsite in September 2006. The acquisitions of Conceptis, eMedicine and Medsite contributed approximately $21,200 of advertising and sponsorship revenue for the year ended December 31, 2006. Including the Conceptis, eMedicine and Medsite acquisitions, the number of such programs grew to approximately 800 in 2006 compared to approximately 570 in 2005. Licensing revenue increased $21,508 or 63.0% in 2006 compared to 2005. This increase was due to an increase in the number of companies using our private portal platform to 99 from 78 last year. We also have approximately 150 additional customers who purchase stand alone decision support services from us as a result of the acquisitions completed in 2005 and 2006. The acquisitions of Summex and Subimo contributed approximately $4,400 in licensing revenue for the year ended December 31, 2006. HealthShare pre-acquisition revenue not included in our results for the period from January 1, 2005 to March 13, 2005 was $1,824. Content syndication and other revenue declined $4,692 for the year ended December 31, 2006 from $8,210 in 2005.

Our Online Services earnings before interest, taxes, depreciation, amortization and other non-cash items was $52,324 or 22.8% of revenue in 2006, compared to $28,313 or 18.6% of revenue in 2005. This increase as a percentage of revenue was primarily due to higher revenue from the increase in number of brands and sponsored programs in our public portals as well as the increase in companies using our private online portal without incurring a proportionate increase in overall expenses, offset by a charge of approximately $3,150 during the year ended December 31, 2005 related to the resignation of our former CEO and other personnel and the recruitment of our Executive Vice President of Product and Programming and Chief Technology Officer.

Publishing and Other Services.  Revenue was $19,011 in 2006, compared to $11,610 in 2005. The increase was primarily attributable to our acquisition of Conceptis in December 2005, which contributed approximately $4,000 in offline medical education revenue for the year ended December 31, 2006 and higher revenue from The Little Blue Book physician oriented offerings.

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Our Publishing and Other Services earnings (loss) before interest, taxes, depreciation, amortization and other non-cash items was $362 in 2006, compared to ($78) in 2005. The increase was primarily attributable to a change in mix of revenues to higher margin products compared to the same period last year.

Liquidity and Capital Resources

Cash Flows

As of December 31, 2007, we had $294,653 of cash and cash equivalents and short-term investments. Our working capital as of December 31, 2007 was $292,157. Our working capital is affected by the timing of each period end in relation to items such as payments received from customers, payments made to vendors, and internal payroll and billing cycles, as well as the seasonality within our business. Accordingly, our working capital, and its impact on cash flow from operations, can fluctuate materially from period to period.

Cash provided by operating activities from our continuing operations in 2007 was $87,900, which related to net income of $65,884, adjusted for the income from discontinued operations, including the gain on the ACS/ACP Business, of $3,442 and non-cash expenses of $30,935, which included depreciation and amortization, non-cash advertising expense, non-cash stock-based compensation expense and deferred income taxes. Additionally, changes in working capital utilized cash flow of $5,477, primarily due to a decrease in accrued expenses and other long-term liabilities of $7,185 and a change in amounts due from HLTH of $3,278, offset by a decrease in accounts receivable of $3,570 and a decrease in other assets of $1,102. Cash provided by operating activities from continuing operations in 2006 was $52,496, which related to net income of $2,536, adjusted for the income from discontinued operations of $385 and non-cash expenses of $53,855, which included depreciation and amortization, non-cash advertising expense, non-cash stock-based compensation expense and deferred income taxes. Additionally, changes in working capital utilized cash flow of $3,510, primarily due to an increase in accounts receivable of $25,430 and a change in amounts due from HLTH of $1,568, offset by an increase in deferred revenue of $17,761 and an increase in accrued expenses and other long-term liabilities of $6,698.

Cash used in investing activities in 2007 was $89,468, which primarily related to net purchases of available-for-sale securities of $71,410 and investments in property and equipment of $18,058 primarily to enhance our technology platform. Cash used in investing activities in 2006 was $83,845, which primarily related to the acquisitions of eMedicine, Summex, Medsite and Subimo and investments in property and equipment primarily to enhance our technology platform, partially offset by net maturities and sales of available-for-sale securities of $74,774.

Cash provided by financing activities in 2007 principally related to net cash transfers from HLTH of $155,119, primarily $149,862 received from HLTH related to the utilization of the Company’s NOLs, a tax benefit related to stock option deductions of $1,577 and proceeds from the issuance of common stock of $14,355.

Included in our consolidated statements of cash flows are cash flows from discontinued operations of the ACS/ACP Business. Our cash flows from discontinued operations are comprised of cash flows used in operating activities of $390 for 2007 and cash flows provided by operating activities of $305 for 2006. There were no cash flows from investing or financing activities for the ACS/ACP Business.

Contractual Obligations and Commitments

The following table summarizes our principal commitments as of December 31, 2007 for future specified contractual obligations that have not been accrued for in our consolidated balance sheet, as well as the estimated timing of the cash payments associated with these obligations. Management has used estimates and assumptions as to the timing of the cash flows associated with these commitments. Management’s estimates of

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the timing of future cash flows are largely based on historical experience, and accordingly, actual timing of cash flows may vary from these estimates.

		Less Than			More Than
	Total	1 Year	1-3 Years	4-5 Years	5 Years
			(In thousands)

Leases	$38,335	$6,145	$12,056	$9,139	$10,995
Purchase obligations(1)	104	104

Total	$38,439	$6,249	$12,056	$9,139	$10,995

(1)	Purchase obligations include amounts committed under legally enforceable contracts or purchase orders for goods and services with defined terms as to price, quantity and delivery.

The above table excludes $603 of uncertain tax positions, under FIN 48, as we are unable to reasonably estimate the timing of the settlement of these items. See Note 15, “Income Taxes,” in the Notes to Consolidated Financial Statements included in Annex C-1 above.

Potential future cash commitments not included in the specified contractual obligations table above or accrued for in our consolidated balance sheet include our anticipated 2008 capital expenditure requirements which we currently estimate at $20,000 to $25,000. Our anticipated capital expenditures relate to improvements that will be deployed across our public and private portal web sites in order to enable us to service future growth in unique users, page views and private portal customers, as well as to create new sponsorship areas for our customers.

Outlook on Future Liquidity

Our liquidity during 2008 is expected to be significantly impacted as a result of the planned HLTH Merger see “— Introduction — Significant Developments.” The planned merger with HLTH will result in the payment of up to $6.89 in cash for each outstanding share of HLTH Corporation as of the closing date of the merger. The cash portion of the merger consideration will be funded from cash and investments at the Company and HLTH, as well as cash proceeds from HLTH’s anticipated divestitures of Porex and ViPS. Additionally, if either Porex or ViPS has not been sold at the time the HLTH Merger is ready to be consummated, the Company could issue up to $250,000 in redeemable notes to the HLTH stockholders in lieu of a portion of the cash consideration otherwise payable in the merger.

As of February 21, 2008, the Company and HLTH had approximately $1.45 billion in consolidated cash, cash equivalents and marketable securities of which we had approximately $327,000 in consolidated cash, cash equivalents and marketable securities. Also as of February 21, 2008, and as discussed in more detail in the beginning of Management’s Discussion and Analysis of Financial Condition and Results of Operations (see “— Introduction — Significant Developments”), the Company and HLTH owned approximately $364,000 of ARS investments, of which we owned approximately $169,000 of ARS investments. In mid-February 2008, auctions for ARS investments backed by student loans failed, including auctions for the ARS investments we held. The result of a failed auction is that these ARS investments continue to bear interest in accordance with their terms until the next successful auction; however, liquidity will be limited until there is a successful auction or until such time as other markets for these ARS investments develop. We believe that any lack of liquidity relating to our ARS investments will not have an impact on our ability to fund our operations.

We believe that our available cash resources and future cash flow from operations, will provide sufficient cash resources to meet the commitments described above and to fund our currently anticipated working capital and capital expenditure requirements for up to twenty-four months. Our future liquidity and capital requirements will depend upon numerous factors, including retention of customers at current volume and revenue levels, our existing and new application and service offerings, competing technological and market

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developments, and potential future acquisitions. In addition, our ability to generate cash flow is subject to numerous factors beyond our control, including general economic, regulatory and other matters affecting us and our customers. We plan to continue to enhance the relevance of our online services to our audience and sponsors and continue to invest in acquisitions, strategic relationships, facilities and technological infrastructure and product development. We may need to raise additional funds to support expansion, develop new or enhanced applications and services, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. If required, we may raise such additional funds through public or private debt or equity financing, strategic relationships or other arrangements. We cannot assure you that such financing will be available on acceptable terms, if at all, or that such financing will not be dilutive to our stockholders. Future indebtedness may impose various restrictions and covenants on us that could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (which we refer to as FASB) issued SFAS No. 141 (Revised 2007), “Business Combinations” (which we refer to as SFAS 141R), a replacement of FASB Statement No. 141. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and applies to all business combinations. SFAS 141R provides that, upon initially obtaining control, an acquirer shall recognize 100 percent of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100 percent of its target. As a consequence, the current step acquisition model will be eliminated. Additionally, SFAS 141R changes current practice, in part, as follows: (1) contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration; (2) transaction costs will be expensed as incurred, rather than capitalized as part of the purchase price; (3) pre-acquisition contingencies, such as legal issues, will generally have to be accounted for in purchase accounting at fair value; and (4) in order to accrue for a restructuring plan in purchase accounting, the requirements in FASB Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” would have to be met at the acquisition date. While there is no expected impact to our consolidated financial statements on the accounting for acquisitions completed prior to December 31, 2008, the adoption of SFAS 141R on January 1, 2009 could materially change the accounting for business combinations consummated subsequent to that date.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS 115” (which we refer to as SFAS 159), which permits but does not require us to measure financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. As we do not expect to elect to fair value any of our financial instruments under the provisions of SFAS 159, the adoption of this statement is not expected to have any impact to our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (which we refer to as SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. SFAS 157 also expands financial statement disclosures about fair value measurements. On February 6, 2008, the FASB issued FASB Staff Position 157-b (which we refer to as FSP 157-b) which delays the effective date of SFAS 157 for one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements

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on a recurring basis (at least annually). SFAS 157 and FSP 157-b are effective for financial statements issued for fiscal years beginning after November 15, 2007. We have elected a partial deferral of SFAS 157 under the provisions of FSP 157-b related to the measurement of fair value used when evaluating goodwill, other intangible assets and other long-lived assets for impairment and valuing asset retirement obligations and liabilities for exit or disposal activities. The impact of partially adopting SFAS 157 effective January 1, 2008 is not expected to be material to our consolidated financial statements.

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ANNEX C-3

WEBMD HEALTH CORP. 2007 ANNUAL REPORT

PERFORMANCE GRAPH

The following graph compares the cumulative total stockholder return on WebMD Class A Common Stock with the comparable cumulative return of the NASDAQ Stock Market (U.S. and Foreign) Index and the Research Data Group (RDG) Internet Composite Index. The graph assumes that $100 was invested in WebMD Class A Common Stock and each index on September 29, 2005, the date of the initial public offering of WebMD Class A Common Stock. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

COMPARISON OF 27 MONTH CUMULATIVE TOTAL RETURN*

Among WebMD Health Corp., The NASDAQ Composite Index
And The RDG Internet Composite Index

*	$100 invested on 9/29/05 in stock or 9/30/05 in index — including reinvestment of dividends. Fiscal year ending December 31.

ANNEX C-4

WEBMD HEALTH CORP. 2007 ANNUAL REPORT

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

The primary objective of our investment activities is to preserve principal and maintain adequate liquidity, while at the same time maximizing the yield we receive from our investment portfolio.

Changes in prevailing interest rates will cause the market value of the investment to fluctuate. To minimize this risk, we maintain a portfolio of cash equivalents, short-term investments and various types of marketable securities.

ANNEX D

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

Section 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title), §252, §254, §257, §258, §263 or §264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of §251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to §228 or §253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise

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entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting

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corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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ANNEX E
CONFORMED COPY

WEBMD HEALTH CORP.

2005 LONG-TERM INCENTIVE PLAN

(AS AMENDED THROUGH AUGUST   , 2008)

ARTICLE 1

PURPOSE

1.1 General.  The purpose of the WebMD Health Corp. 2005 Long-Term Incentive Plan (as it may be amended from time to time, the “Plan”) is to promote the success, and enhance the value, of WebMD Health Corp., a Delaware Corporation (the “Corporation”), by linking the personal interests of its employees, officers, directors and consultants to those of Corporation shareholders and by providing such persons with an incentive for outstanding performance. The Plan is further intended to provide flexibility to the Corporation in its ability to motivate, attract and retain the services of employees, officers, directors and consultants upon whose judgment, interest and special effort the successful conduct of the Corporation’s operation is largely dependent. Accordingly, the Plan permits the grant of incentive awards from time to time to selected employees and officers, directors and consultants.

ARTICLE 2

EFFECTIVE DATE

2.1 Effective Date.  The Plan became effective on the date upon which it was approved by the Board and the shareholders of the Corporation, which was September 26, 2005 (the “Effective Date”). The effective date of the amendment and restatement of the Plan is July 27, 2006 (the “Amendment and Restatement Date”).

ARTICLE 3

DEFINITIONS

3.1 Definitions.  When a word or phrase appears in this Plan with the initial letter capitalized, and the word or phrase does not commence a sentence and is not otherwise defined in the Plan, the word or phrase shall generally be given the meaning ascribed to it in this Section. The following words and phrases shall have the following meanings:

(a) “1933 Act” means the Securities Act of 1933, as amended from time to time.

(b) “1934 Act” means the Securities Exchange Act of 1934, as amended from time to time.

(c) “Affiliate” means any Parent or Subsidiary and any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the Corporation.

(d) “Amendment and Restatement Date” has the meaning specified in Section 2.1.

(e) “Award” means any Option, Stock Appreciation Right, Restricted Stock Award, Performance Share Award, Dividend Equivalent Award or Other Stock-Based Award, or any other right or interest relating to Stock or cash, granted to a Participant under the Plan.

(f) “Award Agreement” means any written agreement, contract or other instrument or document evidencing an Award.

(g) “Board” means the Board of Directors of the Corporation.

(h) “Cause” as a reason for a Participant’s termination of employment or service shall have the meaning assigned such term in the employment agreement, if any, between such Participant and the Corporation or an affiliated company, provided, however, that if there is no such employment agreement in which such term is defined, “Cause” shall mean any of the following acts by the Participant, as determined by the Board: gross neglect of duty, prolonged absence from duty without the consent of the Corporation, intentionally engaging in any activity that is in conflict with or adverse to the business or other interests of the Corporation, or willful misconduct, misfeasance or malfeasance of duty which is reasonably determined to be detrimental to the Corporation.

(i) “Change of Control” means and includes the occurrence of any one of the following events:

(i) individuals who, at the effective date of the Initial Public Offering, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director after the Effective Date and whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Corporation in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Corporation as a result of an actual or threatened election contest (as described in Rule 14a-11 under the 1934 Act (“Election Contest”)) or other actual or threatened solicitation of proxies or consents by or on behalf of any “person” (as such term is defined in Section 3(a)(9) of the 1934 Act and as used in Section 13(d)(3) and 14(d)(2) of the 1934 Act) other than the Board (“Proxy Contest”), including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest, shall be deemed an Incumbent Director;

(ii) any person becomes a “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of securities of the Corporation representing 50% or more of the combined voting power of the Corporation’s then outstanding securities eligible to vote for the election of the Board (the “Corporation Voting Securities”); provided, however, that the event described in this paragraph (ii) shall not be deemed to be a Change of Control of the Corporation by virtue of any of the following acquisitions: (A) any acquisition by a person who is on the Effective Date the beneficial owner of 50% or more of the outstanding Corporation Voting Securities, (B) an acquisition by the Corporation which reduces the number of Corporation Voting Securities outstanding and thereby results in any person acquiring beneficial ownership of more than 50% of the outstanding Corporation Voting Securities, provided that if after such acquisition by the Corporation such person becomes the beneficial owner of additional Corporation Voting Securities that increase the percentage of outstanding Corporation Voting Securities beneficially owned by such person, a Change of Control of the Corporation shall then occur, (C) an acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Corporation or any Parent or Subsidiary, (D) an acquisition by an underwriter temporarily holding securities pursuant to an offering of such securities or (E) an acquisition pursuant to a Non-Qualifying Transaction (as defined in paragraph (iii)); or

(iii) the consummation of a reorganization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Corporation that requires the approval of the Corporation’s stockholders, whether for such transaction or the issuance of securities in the transaction (a “Reorganization”), or the sale or other disposition of all or substantially all of the Corporation’s assets to an entity that is not an affiliate of the Corporation (a “Sale”), unless

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immediately following such Reorganization or Sale: (A) more than 50% of the total voting power of (x) the corporation resulting from such Reorganization or the corporation which has acquired all or substantially all of the assets of the Corporation (in either case, the “Surviving Corporation”) or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of the Surviving Corporation (the “Parent Corporation”), is represented by the Corporation Voting Securities that were outstanding immediately prior to such Reorganization or Sale (or, if applicable, is represented by shares into which such Corporation Voting Securities were converted pursuant to such Reorganization or Sale), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Corporation Voting Securities among the holders thereof immediately prior to the Reorganization or Sale, (B) no person (other than (x) the Corporation, (y) any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation or (z) a person who immediately prior to the Reorganization or Sale was the beneficial owner of 25% or more of the outstanding Corporation Voting Securities) is the beneficial owner, directly or indirectly, of 25% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) and (C) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Reorganization or Sale were Incumbent Directors at the time of the Board’s approval of the execution of the initial agreement providing for such Reorganization or Sale (any Reorganization or Sale which satisfies all of the criteria specified in (A), (B) and (C) above shall be deemed to be a “Non-Qualifying Transaction”);

provided, however, that in no event shall a Change of Control be deemed to have occurred so long as Emdeon Corporation directly or indirectly beneficially owns at least 50% of the voting power represented by the securities of the Corporation entitled to vote generally in the election of the Corporation’s directors; and provided further, however, that under no circumstances shall a split-off, spin-off, stock dividend or similar transaction as a result of which the voting securities of the Corporation are distributed to shareholders of Emdeon Corporation or its successors constitute a Change of Control.

Notwithstanding the foregoing, with respect to an Award that is subject to Section 409A of the Code, and payment or settlement of such Award is to be accelerated in connection with an event that would otherwise constitute a Change of Control, no event set forth in clause (i), (ii) or (iii) will constitute a Change of Control for purposes of the Plan and any Award Agreement unless such event also constitutes a “change in the ownership”, “change in the effective control” or “change in the ownership of a substantial portion of the assets” of the Corporation as defined under Section 409A of the Code and the Treasury guidance promulgated thereunder.

(j) “Code” means the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated thereunder.

(k) “Committee” means, subject to the last sentence of Section 4.1, the committee of the Board described in Article 4.

(l) “Covered Employee” means a covered employee as defined in Section 162(m)(3) of the Code, provided that no employee shall be a Covered Employee until the deduction limitations of Section 162(m) of the Code are applicable to the Corporation and any reliance period under Treasury Regulation Section 1.162-27(f) has expired.

(m) “Disability” has the meaning ascribed under the long-term disability plan applicable to the Participant. Notwithstanding the above, (i) with respect to an Incentive Stock Option, Disability shall mean Permanent and Total Disability as defined in Section 22(e)(3) of the Code and (ii) to the extent an Award is subject to Section 409A of the Code, and payment or settlement of the Award is to be

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accelerated solely as a result of the Participant’s Disability, Disability shall have the meaning ascribed thereto under Section 409A of the Code and the Treasury guidance promulgated thereunder.

(n) “Dividend Equivalent” means a right granted to a Participant under Article 11.

(o) “Effective Date” has the meaning assigned such term in Section 2.1.

(p) “Fair Market Value”, on any date, means (i) if the Stock is listed on a securities exchange or is traded over the Nasdaq National Market, the closing sales price on such exchange or over such system on such date or, in the absence of reported sales on such date, the closing sales price on the immediately preceding date on which sales were reported or (ii) if the Stock is not listed on a securities exchange or traded over the Nasdaq National Market, Fair Market Value will be determined by such other method as the Committee determines in good faith to be reasonable. With respect to awards granted on the effective date of the Corporation’s Initial Public Offering, Fair Market Value shall mean the price at which the Stock is initially offered in the Initial Public Offering.

(q) “Incentive Stock Option” means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

(r) “Initial Public Offering” means the underwritten initial public offering of equity securities of the Corporation pursuant to an effective registration statement under the 1933 Act.

(s) “Non-Employee Director” means a member of the Board who is not an employee of the Corporation or any Parent or Affiliate.

(t) “Non-Qualified Stock Option” means an Option that is not an Incentive Stock Option.

(u) “Option” means a right granted to a Participant under Article 7 to purchase Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Non-Qualified Stock Option.

(v) “Other Stock-Based Award” means a right, granted to a Participant under Article 12, that relates to or is valued by reference to Stock or other Awards relating to Stock.

(w) “Parent” means a corporation which owns or beneficially owns a majority of the outstanding voting stock or voting power of the Corporation. Notwithstanding the above, with respect to an Incentive Stock Option, Parent shall have the meaning set forth in Section 424(e) of the Code.

(x) “Participant” means a person who, as an employee, officer, consultant or director of the Corporation or any Parent, Subsidiary or Affiliate, has been granted an Award under the Plan.

(y) “Performance Share” means a right granted to a Participant under Article 9, to receive cash, Stock, or other Awards, the payment of which is contingent upon achieving certain performance goals established by the Committee.

(z) “Restricted Stock Award” means Stock granted to a Participant under Article 10 that is subject to certain restrictions and to risk of forfeiture.

(aa) “Stock” means the $.01 par value Class A common stock of the Corporation and such other securities of the Corporation as may be substituted for Stock pursuant to Article 15.

(bb) “Stock Appreciation Right” or “SAR” means a right granted to a Participant under Article 8 to receive a payment equal to the difference between the Fair Market Value of a share of Stock as of the date of exercise of the SAR over the grant price of the SAR, all as determined pursuant to Article 8.

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(cc) “Subsidiary” means any corporation, limited liability company, partnership or other entity of which a majority of the outstanding voting equity securities or voting power is beneficially owned directly or indirectly by the Corporation. Notwithstanding the above, with respect to an Incentive Stock Option, Subsidiary shall have the meaning set forth in Section 424(f) of the Code.

(dd) “Emdeon Corporation” means Emdeon Corporation, a Delaware corporation.

ARTICLE 4

ADMINISTRATION

4.1 Committee.  The Plan shall be administered by a committee (the “Committee”) appointed by the Board (which Committee shall consist of two or more directors) or, at the discretion of the Board from time to time, the Plan may be administered by the Board. It is intended that the directors appointed to serve on the Committee shall be “non-employee directors” (within the meaning of Rule 16b-3 promulgated under the 1934 Act) and “outside directors” (within the meaning of Section 162(m) of the Code) to the extent that Rule 16b-3 and, if necessary for relief from the limitation under Section 162(m) of the Code and such relief is sought by the Corporation, Section 162(m) of the Code, respectively, are applicable. However, the mere fact that a Committee member shall fail to qualify under either of the foregoing requirements shall not invalidate any Award made by the Committee which Award is otherwise validly made under the Plan. The members of the Committee shall be appointed by, and may be changed at any time and from time to time in the discretion of, the Board. During any time that the Board is acting as administrator of the Plan, it shall have all the powers of the Committee hereunder, and any reference herein to the Committee (other than in this Section 4.1) shall include the Board. Notwithstanding the foregoing, (i) initial Awards granted to Participants in connection with the Initial Public Offering may be determined, and (ii) to the extent determined by the Board, following the Initial Public Offering the Plan may be administered, by the compensation committee of the board of directors of Emdeon Corporation and all references to such Committee in the Plan shall be deemed to refer to such Committee for so long as it serves as the Plan administrator.

4.2 Action by the Committee.  For purposes of administering the Plan, the following rules of procedure shall govern the Committee. A majority of the Committee shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present, and acts approved unanimously in writing by the members of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Corporation or any Parent or Affiliate, the Corporation’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Corporation to assist in the administration of the Plan.

4.3 Authority of Committee.  Except as provided below, the Committee has the exclusive power, authority and discretion to:

(a) Designate Participants;

(b) Determine the type or types of Awards to be granted to each Participant;

(c) Determine the number of Awards to be granted and the number of shares of Stock to which an Award will relate;

(d) Determine the terms and conditions of any Award granted under the Plan, including, but not limited to, the exercise price, grant price or purchase price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, based in each case on such considerations as the Committee in its sole discretion determines;

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(e) Accelerate the vesting or lapse of restrictions of any outstanding Award, based in each case on such considerations as the Committee in its sole discretion determines;

(f) Determine whether, to what extent, and under what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Stock, other Awards or other property, or an Award may be canceled, forfeited or surrendered;

(g) Prescribe the form of each Award Agreement, which need not be identical for each Participant or amend any Award Agreement;

(h) Decide all other matters that must be determined in connection with an Award;

(i) Establish, adopt or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(j) Make all other decisions and determinations that may be required under the Plan or as the Committee deems necessary or advisable to administer the Plan; and

(k) Amend the Plan as provided herein.

Notwithstanding the foregoing authority, except as provided in or pursuant to Article 15, the Committee shall not authorize, generally or in specific cases only, for the benefit of any Participant, any adjustment in the exercise price of an Option or the base price of a Stock Appreciation Right, or in the number of shares subject to an Option or Stock Appreciation Right granted hereunder by (i) cancellation of an outstanding Option or Stock Appreciation Right and a subsequent regranting of an Option or Stock Appreciation Right, (ii) amendment to an outstanding Option or Stock Appreciation Right, (iii) substitution of an outstanding Option or Stock Appreciation Right or (iv) any other action that would be deemed to constitute a repricing of such an Award under applicable law, in each case, without prior approval of the Corporation’s stockholders.

4.4 Delegation of Authority.  To the extent not prohibited by applicable laws, rules and regulations, the Board or the Committee may, from time to time, delegate some or all of its authority under the Plan to a subcommittee or subcommittees thereof or to one or more directors or executive officers of the Corporation as it deems appropriate under such conditions or limitations as it may set at the time of such delegation or thereafter, except that neither the Board nor the Committee may delegate its authority pursuant to Article 16 to amend the Plan. For purposes of the Plan, references to the Committee shall be deemed to refer to any subcommittee, subcommittees, directors or executive officers to whom the Board or the Committee delegates authority pursuant to this Section 4.4.

4.5 Decisions Binding.  The Committee’s interpretation of the Plan, any Awards granted under the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding and conclusive on all parties.

ARTICLE 5

SHARES SUBJECT TO THE PLAN

5.1 Number of Shares.  Subject to adjustment as provided in Article 15, the aggregate number of shares of Stock reserved and available for Awards or which may be used to provide a basis of measurement for or to determine the value of an Award (such as with a Stock Appreciation Right or Performance Share Award) shall be 9,000,000 shares (the “Maximum Number”). Not more than the Maximum Number of shares of Stock shall be granted in the form of Incentive Stock Options.

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5.2 Lapsed Awards.  To the fullest extent permissible under Rule 16b-3 under the 1934 Act and Section 422 of the Code and any other applicable laws, rules and regulations, (i) if an Award is canceled, terminates, expires, is forfeited or lapses for any reason without having been exercised or settled, any shares of Stock subject to the Award will be added back into the Maximum Number and will again be available for the grant of an Award under the Plan and (ii) shares of Stock subject to SARs or other Awards settled in cash and the number of shares of Stock tendered or withheld to satisfy a Participant’s tax withholding obligations shall be added back into the Maximum Number and will be available for the grant of an Award under the Plan.

5.3 Stock Distributed.  Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, treasury Stock or Stock purchased on the open market.

5.4 Limitation on Awards.  Notwithstanding any provision in the Plan to the contrary (but subject to adjustment as provided in Article 15), the maximum number of shares of Stock with respect to one or more Options and/or SARs that may be granted during any one calendar year under the Plan to any one Participant shall be 412,500 (all of which may be granted as Incentive Stock Options); provided, however, that in connection with his or her initial employment with the Corporation, a Participant may be granted Options or SARs with respect to up to an additional 412,500 shares of Stock (all of which may be granted as Incentive Stock Options), which shall not count against the foregoing annual limit. The maximum Fair Market Value (measured as of the date of grant) of any Awards other than Options and SARs that may be received by any one Participant (less any consideration paid by the Participant for such Award) during any one calendar year under the Plan shall be $5,000,000. The maximum number of shares of Stock that may be subject to one or more Performance Share Awards (or used to provide a basis of measurement for or to determine the value of Performance Share Awards) in any one calendar year to any one participant (determined on the date of payment of settlement) shall be 412,500.

ARTICLE 6

ELIGIBILITY

6.1 General.  Awards may be granted only to individuals who are employees, officers, directors or consultants of the Corporation or a Parent or an Affiliate. In the discretion of the Committee, Awards may be made to Covered Employees which are intended to constitute qualified performance-based compensation under Section 162(m) of the Code.

ARTICLE 7

STOCK OPTIONS

7.1 General.  The Committee is authorized to grant Options to Participants on the following terms and conditions:

(a) Exercise Price.  The exercise price per share of Stock under an Option shall be determined by the Committee at the time of the grant but in no event shall the exercise price be less than 100% of the Fair Market Value of a share of Stock on the date of grant.

(b) Time and Conditions of Exercise.  The Committee shall determine the time or times at which an Option may be exercised in whole or in part, subject to Section 7.1(e) and 7.3. The Committee also shall determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised. The Committee may waive any exercise provisions at any time in whole or in part based upon factors as the Committee may determine in its sole discretion so that the Option becomes exerciseable at an earlier date.

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(c) Payment.  Unless otherwise determined by the Committee, the exercise price of an Option may be paid (i) in cash, (ii) by actual delivery or attestation to ownership of freely transferable shares of stock already owned; provided, however, that to the extent required by applicable accounting rules, such shares shall have been held by the Participant for at least six months, (iii) by a combination of cash and shares of Stock equal in value to the exercise price or (iv) by such other means as the Committee, in its discretion, may authorize. In accordance with the rules and procedures authorized by the Committee for this purpose, an Option may also be exercised through a “cashless exercise” procedure authorized by the Committee that permits Participants to exercise Options by delivering a properly executed exercise notice to the Corporation together with a copy of irrevocable instructions to a broker to deliver promptly to the Corporation the amount of sale or loan proceeds necessary to pay the exercise price and the amount of any required tax or other withholding obligations.

(d) Evidence of Grant.  All Options shall be evidenced by a written Award Agreement between the Corporation and the Participant. The Award Agreement shall include such provisions not inconsistent with the Plan as may be specified by the Committee.

(e) Exercise Term.  In no event may any Option be exercisable for more than ten years from the date of its grant.

7.2 Incentive Stock Options.  The terms of any Incentive Stock Options granted under the Plan must comply with the following additional rules:

(a) Lapse of Option.  An Incentive Stock Option shall lapse under the earliest of the following circumstances; provided, however, that the Committee may, prior to the lapse of the Incentive Stock Option under the circumstances described in paragraphs (3), (4) and (5) below, provide in writing that the Option will extend until a later date, but if an Option is exercised after the dates specified in paragraphs (3), (4) and (5) below, it will automatically become a Non-Qualified Stock Option:

(1) The Incentive Stock Option shall lapse as of the option expiration date set forth in the Award Agreement.

(2) The Incentive Stock Option shall lapse ten years after it is granted, unless an earlier time is set in the Award Agreement.

(3) If the Participant terminates employment for any reason other than as provided in paragraph (4) or (5) below, the Incentive Stock Option shall lapse, unless it is previously exercised, three months after the Participant’s termination of employment; provided, however, that if the Participant’s employment is terminated by the Corporation for Cause, the Incentive Stock Option shall (to the extent not previously exercised) lapse immediately.

(4) If the Participant terminates employment by reason of his Disability, the Incentive Stock Option shall lapse, unless it is previously exercised, one year after the Participant’s termination of employment.

(5) If the Participant dies while employed, or during the three-month period described in paragraph (3) or during the one-year period described in paragraph (4) and before the Option otherwise lapses, the Option shall lapse one year after the Participant’s death. Upon the Participant’s death, any exercisable Incentive Stock Options may be exercised by the Participant’s beneficiary, determined in accordance with Section 14.5.

Unless the exercisability of the Incentive Stock Option is accelerated as provided in Article 14, if a Participant exercises an Option after termination of employment, the Option may be exercised only with respect to the shares that were otherwise vested on the Participant’s termination of employment.

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(b) Individual Dollar Limitation.  The aggregate Fair Market Value (determined as of the time an Award is made) of all shares of Stock with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000.00.

(c) Ten Percent Owners.  No Incentive Stock Option shall be granted to any individual who, at the date of grant, owns stock possessing more than ten percent of the total combined voting power of all classes of stock of the Corporation or any Parent or Affiliate unless the exercise price per share of such Option is at least 110% of the Fair Market Value per share of Stock at the date of grant and the Option expires no later than five years after the date of grant.

(d) Expiration of Incentive Stock Options.  No Award of an Incentive Stock Option may be made pursuant to the Plan after the day immediately prior to the tenth anniversary of the Effective Date.

(e) Right to Exercise.  During a Participant’s lifetime, an Incentive Stock Option may be exercised only by the Participant or, in the case of the Participant’s Disability, by the Participant’s guardian or legal representative.

(f) Directors.  The Committee may not grant an Incentive Stock Option to a non-employee director. The Committee may grant an Incentive Stock Option to a director who is also an employee of the Corporation or any Parent or Affiliate but only in that individual’s position as an employee and not as a director.

7.3 Options Granted to Non-employee Directors.  Notwithstanding the foregoing, Options granted to Non-Employee Directors under this Article 7 shall be subject to the following additional terms and conditions:

(a) Lapse of Option.  An Option granted to a Non-Employee Director under this Article 7 shall lapse under the earliest of the following circumstances:

(1) The Option shall lapse as of the option expiration date set forth in the Award Agreement.

(2) If the Participant ceases to serve as a member of the Board for any reason other than as provided in the proviso to this paragraph (2) or in paragraph (3) below, the Option shall lapse, unless it is previously exercised, (A) in the case of Option grants made to Non-Employee Directors after January 27, 2006, three years after the Participant’s termination as a member of the Board and (B) in the case of Option grants made to Non-Employee Directors on or prior to January 27, 2006, on the later of (x) 5 1/2 months following the Participant’s termination as a member of the Board of Directors or (y) December 31 of the year in which such termination of service occurs; provided, however, that if the Participant is removed for cause (determined in accordance with the Corporation’s bylaws, as amended from time to time), the Option shall (to the extent not previously exercised) lapse immediately.

(3) If the Participant ceases to serve as a member of the Board by reason of his Disability or death, the Option shall lapse, unless it is previously exercised, (A) in the case of Option grants made to Non-Employee Directors after January 27, 2006, three years after the Participant’s termination as a member of the Board and (B) in the case of Option grants made to Non-Employee Directors on or prior to January 27, 2006, 14 1/2 months following the Participant’s termination as a member of the Board of Directors. If the Participant dies during the post termination exercise period specified above in paragraph (2) or in paragraph (3) and before the Option otherwise lapses, the Option shall lapse one year after the Participant’s death. Upon the Participant’s death, any exercisable Options may be exercised by the Participant’s beneficiary, determined in accordance with Section 14.5.

If a Participant exercises Options after termination of his service on the Board, he may exercise the Options only with respect to the shares that were otherwise exercisable on the date of termination of his

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service on the Board. Such exercise otherwise shall be subject to the terms and conditions of this Article 7.

(b) Acceleration Upon Change of Control.  Notwithstanding Section 7.1(b), in the event of a Change of Control, each Option granted to a Non-Employee Director under this Article 7 that is then outstanding immediately prior to such Change of Control shall become immediately vested and exercisable in full on the date of such Change of Control.

ARTICLE 8

STOCK APPRECIATION RIGHTS

8.1 Grant of Stock Appreciation Rights.  The Committee is authorized to grant Stock Appreciation Rights to Participants on the following terms and conditions:

(a) Right to Payment.  Upon the exercise of a Stock Appreciation Right, the Participant to whom it is granted has the right to receive the excess, if any, of:

(1) The Fair Market Value of one share of Stock on the date of exercise; over

(2) The grant price of the Stock Appreciation Right as determined by the Committee, which shall not be less than the Fair Market Value of one share of Stock on the date of grant.

(b) Other Terms.  All awards of Stock Appreciation Rights shall be evidenced by an Award Agreement. The terms, methods of exercise, methods of settlement, form of consideration payable in settlement, and any other terms and conditions of any Stock Appreciation Right shall be determined by the Committee at the time of the grant of the Award and shall be reflected in the Award Agreement.

ARTICLE 9

PERFORMANCE SHARES

9.1 Grant of Performance Shares.  The Committee is authorized to grant Performance Shares to Participants on such terms and conditions as may be selected by the Committee. The Committee shall have the complete discretion to determine the number of Performance Shares granted to each Participant, subject to Section 5.4. All Awards of Performance Shares shall be evidenced by an Award Agreement.

9.2 Right to Payment.  A grant of Performance Shares gives the Participant rights, valued as determined by the Committee, and payable to, or exercisable by, the Participant to whom the Performance Shares are granted, in whole or in part, as the Committee shall establish at grant or thereafter. The Committee shall set performance goals and other terms or conditions to payment of the Performance Shares in its discretion which, depending on the extent to which they are met, will determine the number and value of Performance Shares that will be paid to the Participant.

9.3 Other Terms.  Performance Shares may be payable in cash, Stock or other property, and have such other terms and conditions as determined by the Committee and reflected in the Award Agreement.

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ARTICLE 10

RESTRICTED STOCK AWARDS

10.1 Grant of Restricted Stock.  The Committee is authorized to make Awards of Restricted Stock to Participants in such amounts and subject to such terms and conditions as may be selected by the Committee. All Awards of Restricted Stock shall be evidenced by a Restricted Stock Award Agreement.

10.2 Issuance and Restrictions.  Restricted Stock shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock). These restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, upon the satisfaction of performance goals or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

10.3 Forfeiture.  Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment during the applicable restriction period or upon failure to satisfy a performance goal during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited and reacquired by the Corporation; provided, however, that the Committee may provide in any Award Agreement that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part restrictions or forfeiture conditions relating to Restricted Stock.

10.4 Certificates for Restricted Stock.  Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing shares of Restricted Stock are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock.

ARTICLE 11

DIVIDEND EQUIVALENTS

11.1 Grant of Dividend Equivalents.  The Committee is authorized to grant Dividend Equivalents to Participants subject to such terms and conditions as may be selected by the Committee. Dividend Equivalents shall entitle the Participant to receive payments (in cash, Stock or other property) equal to dividends with respect to all or a portion of the number of shares of Stock subject to an Award, as determined by the Committee. The Committee may provide that Dividend Equivalents be paid or distributed when accrued, or be deemed to have been reinvested in additional shares of Stock or otherwise reinvested.

ARTICLE 12

OTHER STOCK-BASED AWARDS

12.1 Grant of Other Stock-based Awards.  The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that are payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of Stock, as deemed by the Committee to be consistent with the purposes of the Plan, including, without limitation, shares of Stock awarded purely as a “bonus” and not subject to any restrictions or conditions, convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of Stock, stock units, phantom stock and other Awards valued by reference to book value of shares of Stock or the value of securities of or the performance of specified Parents or Subsidiaries. The Committee shall determine the terms and conditions of such Awards.

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ARTICLE 13

ANNUAL AWARDS TO NON-EMPLOYEE DIRECTORS

13.1 Grant of Options.  Each Non-Employee Director who is serving in such capacity as of January 1 of each year that the Plan is in effect shall be granted a Non-Qualified Option to purchase 13,200 shares of Stock, subject to adjustment as provided in Article 15. In addition, each Non-Employee Director who is serving in such capacity as of the effective date of the Initial Public Offering shall be granted a Non-Qualified Stock Option to purchase 13,200 shares of Stock on such date. Each such date that Options are to be granted under this Article 13 is referred to hereinafter as a “Grant Date”. In addition, the Committee may, in its sole discretion, permit or require each Non-Employee Director to receive all or any portion of his or her compensation for services as a director in the form of an Award under the Plan with such term and conditions as may be determined by the Board in its sole discretion.

If on any Grant Date, shares of Stock are not available under the Plan to grant to Non-Employee Directors the full amount of a grant contemplated by the immediately preceding paragraph, then each Non-Employee Director shall receive an Option (a “Reduced Grant”) to purchase shares of Stock in an amount equal to the number of shares of Stock then available under the Plan divided by the number of Non-Employee Directors as of the applicable Grant Date. Fractional shares shall be ignored and not granted.

If a Reduced Grant has been made and, thereafter, during the term of the Plan, additional shares of Stock become available for grant, then each person who was a Non-Employee Director both on the Grant Date on which the Reduced Grant was made and on the date additional shares of Stock become available (a “Continuing Non-Employee Director”) shall receive an additional Option to purchase shares of Stock. The number of newly available shares shall be divided equally among the Options granted to the Continuing Non-Employee Directors; provided, however, that the aggregate number of shares of Stock subject to a Continuing Non-Employee Director’s additional Option plus any prior Reduced Grant to the Continuing Non-Employee Director on the applicable Grant Date shall not exceed 13,200 shares (subject to adjustment pursuant to Article 15). If more than one Reduced Grant has been made, available Options shall be granted beginning with the earliest such Grant Date.

13.2 Option Price.  The option price for each Option granted under this Article 13 shall be the Fair Market Value on the date of grant of the Option.

13.3 Term.  Each Option granted under this Article 13 shall, to the extent not previously exercised, terminate and expire on the date ten (10) years after the date of grant of the Option, unless earlier terminated as provided in Section 13.4.

13.4 Lapse of Option.  An Option granted under this Article 13 shall not automatically lapse by reason of the Participant ceasing to qualify as a Non-Employee Director but remaining as a member of the Board. An Option granted under this Article 13 shall lapse under the earliest of the following circumstances:

(1) The Option shall lapse ten years after it is granted.

(2) If the Participant ceases to serve as a member of the Board for any reason other than as provided in the proviso to this paragraph (2) or paragraph (3) below, the Option shall lapse, unless it is previously exercised, (A) in the case of Option grants made to Non-Employee Directors after January 27, 2006, three years after the Participant’s termination as a member of the Board and (B) in the case of Option grants made to Non-Employee Directors on or prior to January 27, 2006, on the later of (x) 5 1/2 months following the Participant’s termination as a member of the Board of Directors or (y) December 31 of the year in which such termination of service occurs; provided, however, that if the Participant is removed for cause (determined in accordance with the Corporation’s bylaws, as amended from time to time), the Option shall (to the extent not previously exercised) lapse immediately.

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(3) If the Participant ceases to serve as a member of the Board by reason of his Disability or death, the Option shall lapse, unless it is previously exercised, (A) in the case of Option grants made to Non-Employee Directors after January 27, 2006, three years after the Participant’s termination as a member of the Board and (B) in the case of Option grants made to Non-Employee Directors on or prior to January 27, 2006, 14 1/2 months following the Participant’s termination as a member of the Board of Directors.

(4) If the Participant dies during the post termination exercise period specified above in paragraph (2) or in paragraph (3) and before the Option otherwise lapses, the Option shall lapse one year after the Participant’s death. Upon the Participant’s death, any exercisable Options may be exercised by the Participant’s beneficiary, determined in accordance with Section 14.5.

If a Participant exercises Options after termination of his or her service on the Board, he or she may exercise the Options only with respect to the shares that were otherwise exercisable on the date of termination of his service on the Board. Such exercise otherwise shall be subject to the terms and conditions of this Article 13.

13.5 Cancellation of Options.  Upon a Participant’s termination of service for any reason other than death or Disability, all Options that have not vested in accordance with the Plan shall be cancelled immediately.

13.6 Exercisability.  Subject to Section 13.7, each Option grant under this Article 13 shall be exercisable as to twenty-five percent (25%) of the Option shares on each of the first, second, third and fourth anniversaries of the Grant Date, such that the Options will be fully exercisable after four years from the Grant Date.

13.7 Acceleration Upon Change of Control.  Notwithstanding Section 13.6, in the event of a Change of Control, each Option granted under this Article 13 that is then outstanding immediately prior to such Change of Control shall become immediately exercisable in full on the date of such Change in Control.

13.8 Termination of Article 13.  No Options shall be granted under this Article 13 after January 1, 2015.

13.9 Non-exclusivity.  Nothing in this Article 13 shall prohibit the Committee from making discretionary Awards to Non-Employee Directors pursuant to the other provisions of the Plan before or after January 1, 2015. Options granted pursuant to this Article 13 shall be governed by the provisions of this Article 13 and by other provisions of the Plan to the extent not inconsistent with the provisions of this Article 13.

ARTICLE 14

PROVISIONS APPLICABLE TO AWARDS

14.1 Stand-alone, Tandem, and Substitute Awards.  Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, (subject to the last sentence of Section 4.3) or in substitution for, any other Award granted under the Plan. If an Award is granted in substitution for another Award, the Committee may require the surrender of such other Award in consideration of the grant of the new Award. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

14.2 Term of Award.  The term of each Award shall be for the period as determined by the Committee, provided that in no event shall the term of any Incentive Stock Option or a Stock Appreciation Right granted in tandem with the Incentive Stock Option exceed a period of ten years from the date of its grant (or, if Section 7.2(c) applies, five years from the date of its grant).

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14.3 Form of Payment for Awards.  Subject to the terms of the Plan and any applicable law or Award Agreement, payments or transfers to be made by the Corporation or a Parent or Affiliate on the grant or exercise of an Award may be made in such form as the Committee determines at or after the time of grant, including, without limitation, cash, Stock, other Awards or other property, or any combination thereof, and may be made in a single payment or transfer, in installments or on a deferred basis, in each case determined in accordance with rules adopted by, and at the discretion of, the Committee.

14.4 Limits on Transfer.  No right or interest of a Participant in any unexercised or restricted Award may be pledged, encumbered or hypothecated to or in favor of any party other than the Corporation or a Parent or Affiliate, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Corporation or a Parent or Affiliate. No unexercised or restricted Award shall be assignable or transferable by a Participant other than by will or the laws of descent and distribution or, except in the case of an Incentive Stock Option, pursuant to a domestic relations order that would satisfy Section 414(p)(1)(A) of the Code if such Section applied to an Award under the Plan; provided, however, that the Committee may (but need not) permit other transfers where the Committee concludes that such transferability (i) does not result in accelerated taxation or other adverse tax consequences, (ii) does not cause any Option intended to be an Incentive Stock Option to fail to be described in Section 422(b) of the Code, and (iii) is otherwise appropriate and desirable, taking into account any factors deemed relevant, including, without limitation, state or federal tax or securities laws applicable to transferable Awards.

14.5 Beneficiaries.  Notwithstanding Section 14.4, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant’s death. A beneficiary, legal guardian, legal representative or other person claiming any rights under the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and such Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If no beneficiary has been designated or survives the Participant, payment shall be made to the Participant’s estate. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time, provided the change or revocation is filed with the Committee.

14.6 Stock Certificates.  All Stock issuable under the Plan is subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal or state securities laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted or traded. The Committee may place legends on any Stock certificate or issue instructions to the transfer agent to reference restrictions applicable to the Stock.

14.7 Acceleration Upon Death or Disability.  Unless otherwise set forth in an Award Agreement, upon the Participant’s death or Disability during his employment or service as a director, all outstanding Options, Stock Appreciation Rights, Restricted Stock Awards and other Awards in the nature of rights that may be exercised shall become fully exercisable and all restrictions on outstanding Awards shall lapse. Any Option or Stock Appreciation Rights Awards shall thereafter continue or lapse in accordance with the other provisions of the Plan and the Award Agreement. To the extent that this provision causes Incentive Stock Options to exceed the dollar limitation set forth in Section 7.2(b), the excess Options shall be deemed to be Non-Qualified Stock Options.

14.8 Acceleration of Vesting and Lapse of Restrictions.  Subject to Sections 7.3(b) and 13.7, the Committee may, in its sole discretion, at any time (including, without limitation, prior to, coincident with or subsequent to a Change of Control) determine that (a) all or a portion of a Participant’s Options, Stock Appreciation Rights and other Awards in the nature of rights that may be exercised shall become fully or partially exercisable, and/or (b) all or a part of the restrictions on all or a portion of the outstanding Awards shall lapse, in each case, as of such date as the Committee may, in its sole discretion, declare; provided, however, that, with respect to Awards that are subject to Section 409A of the Code, the Committee shall not

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have the authority to accelerate or postpone the timing of payment or settlement of an Award in a manner that would cause such Award to become subject to the interest and penalty provisions under Section 409A of the Code. The Committee may discriminate among Participants and among Awards granted to a Participant in exercising its discretion pursuant to this Section 14.8. All Awards made to Non-Employee Directors shall become fully vested and, in the case of Options, Stock Appreciation Rights and other Awards in the nature of rights that may be exercised, fully exercisable in the event of the occurrence of a Change of Control as of the date of such Change of Control.

14.9 Other Adjustments.  If (i) an Award is accelerated under Sections 7.3(b), 13.7 and/or 14.8 or (ii) a Change of Control occurs (regardless or whether acceleration under Sections 7.3(b), 13.7 and/or 14.8 occurs), the Committee may, in its sole discretion, provide (a) that the Award will expire after a designated period of time after such acceleration or Change of Control, as applicable, to the extent not then exercised, (b) that the Award will be settled in cash rather than Stock, (c) that the Award will be assumed by another party to a transaction giving rise to the acceleration or a party to the Change of Control, (d) that the Award will otherwise be equitably converted or adjusted in connection with such transaction or Change of Control, or (e) any combination of the foregoing. The Committee’s determination need not be uniform and may be different for different Participants whether or not such Participants are similarly situated; provided, however, that, with respect to Awards that are subject to Section 409A of the Code, the Committee shall not have the authority to accelerate or postpone the timing of payment or settlement of an Award in a manner that would cause such Award to become subject to the interest and penalty provisions under Section 409A of the Code.

14.10 Performance Goals.  In order to preserve the deductibility of an Award under Section 162(m) of the Code, the Committee may determine that any Award granted pursuant to this Plan to a Participant that is or is expected to become a Covered Employee shall be determined solely on the basis of (a) the achievement by the Corporation or Subsidiary of a specified target return, or target growth in return, on equity or assets, (b) the Corporation’s stock price, (c) the Corporation’s total shareholder return (stock price appreciation plus reinvested dividends) relative to a defined comparison group or target over a specific performance period, (d) the achievement by the Corporation or a Parent or Subsidiary, or a business unit of any such entity, of a specified target, or target growth in, net income, revenues, earnings per share, earnings before income and taxes, and earnings before income, taxes, depreciation and amortization, or (e) any combination of the goals set forth in (a) through (d) above. If an Award is made on such basis, the Committee shall establish goals prior to the beginning of the period for which such performance goal relates (or such later date as may be permitted under Section 162(m) of the Code or the regulations thereunder), and the Committee has the right for any reason to reduce (but not increase) the Award, notwithstanding the achievement of a specified goal. Any payment of an Award granted with performance goals shall be conditioned on the written certification of the Committee in each case that the performance goals and any other material conditions were satisfied.

14.11 Termination of Employment.  Whether military, government or other service or other leave of absence shall constitute a termination of employment shall be determined in each case by the Committee at its discretion, and any determination by the Committee shall be final and conclusive. A termination of employment shall not occur (i) in a circumstance in which a Participant transfers from the Corporation to one of its Parents or Subsidiaries, transfers from a Parent or Affiliate to the Corporation, or transfers from one Parent or Affiliate to another Parent or Affiliate, or (ii) in the discretion of the Committee as specified at or prior to such occurrence, in the case of a split-off, spin-off, sale or other disposition of the Participant’s employer from the Corporation or any Parent or Affiliate. To the extent that this provision causes Incentive Stock Options to extend beyond three months from the date a Participant is deemed to be an employee of the Corporation, a Parent or Affiliate for purposes of Section 424(f) of the Code, the Options held by such Participant shall be deemed to be Non-Qualified Stock Options.

14.12 Loan Provisions.  Subject to applicable laws, rules and regulations, including, without limitation, Section 402 of the Sarbanes-Oxley Act of 2002, with the consent of the Committee, the Corporation may make, guarantee or arrange for a loan or loans to a Participant with respect to the exercise of any Option

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granted under this Plan and/or with respect to the payment of the purchase price, if any, of any Award granted hereunder and/or with respect to the payment by the Participant of any or all federal and/or state income taxes due on account of the granting or exercise of any Award hereunder. The Committee shall have full authority to decide whether to make a loan or loans hereunder and to determine the amount, terms and provisions of any such loan(s), including the interest rate to be charged in respect of any such loan(s), whether the loan(s) are to be made with or without recourse against the borrower, the collateral or other security, if any, securing the repayment of the loan(s), the terms on which the loan(s) are to be repaid and the conditions, if any, under which the loan(s) may be forgiven.

ARTICLE 15

CHANGES IN CAPITAL STRUCTURE

15.1 General.  Upon or in contemplation of (a) any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split, (b) any merger, combination, consolidation, or other reorganization, (c) any spin-off, split-up, or similar extraordinary dividend distribution in respect of the Stock (whether in the form of securities or property), (d) any exchange of Stock or other securities of the Corporation, or any similar, unusual or extraordinary corporate transaction in respect of the Stock, or (e) a sale of all or substantially all the business or assets of the Corporation as an entirety, then the Committee shall, in such manner, to such extent (if any) and at such time as it deems appropriate and equitable in the circumstances:

(i) proportionately adjust any or all of (A) the number and type of shares of Stock (or other securities) that thereafter may be made the subject of Awards (including the specific share limits, maximums and numbers of shares set forth elsewhere in this Plan), (B) the number, amount and type of shares of Stock (or other securities or property) subject to any or all outstanding Awards, (C) the grant, purchase, or exercise price (which term includes the base price of any SAR or similar right) of any or all outstanding Awards, (D) the securities, cash or other property deliverable upon exercise or payment of any outstanding Awards, or (E) the performance standards applicable to any outstanding Awards, or

(ii) make provision for a cash payment or for the assumption, substitution or exchange of any or all outstanding share-based Awards or the cash, securities or property deliverable to the holder of any or all outstanding share-based Awards, based upon the distribution or consideration payable to holders of the Stock upon or in respect of such event.

The Committee may adopt such valuation methodologies for outstanding Awards as it deems reasonable in the event of a cash or property settlement and, in the case of Options, SARs or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the Award. With respect to any Award of an Incentive Stock Option, the Committee may make such an adjustment that causes the option to cease to qualify as an Incentive Stock Option without the consent of the affected Participant.

In any of such events, the Committee may take such action prior to such event to the extent that the Committee deems the action necessary to permit the Participant to realize the benefits intended to be conveyed with respect to the underlying shares in the same manner as is or will be available to stockholders generally. In the case of any stock split or reverse stock split, if no action is taken by the Committee, the proportionate adjustments contemplated by clause (i) above shall nevertheless be made.

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ARTICLE 16

AMENDMENT, MODIFICATION AND TERMINATION

16.1 Amendment, Modification and Termination.  The Board or the Committee may, at any time and from time to time, amend, modify or terminate the Plan; provided, however, that the Board or the Committee may condition any amendment or modification on the approval of shareholders of the Corporation if such approval is necessary or deemed advisable with respect to tax, securities or other applicable laws, policies or regulations.

16.2 Awards Previously Granted.  At any time and from time to time, but subject to Section 4.3, the Committee may amend, modify or terminate any outstanding Award or Award Agreement without approval of the Participant; provided, however, that, subject to the terms of the applicable Award Agreement, such amendment, modification or termination shall not, without the Participant’s consent, reduce or diminish the value of such Award determined as if the Award had been exercised, vested, cashed in or otherwise settled on the date of such amendment or termination; provided further, however, that the original term of any Option may not be extended. No termination, amendment, or modification of the Plan shall adversely affect any Award previously granted under the Plan, without the written consent of the Participant. Notwithstanding any provision herein to the contrary, the Committee shall have broad authority to amend the Plan or any outstanding Award under the Plan without approval of the Participant to the extent necessary or desirable (i) to comply with, or take into account changes in, applicable tax laws, securities laws, accounting rules and other applicable laws, rules and regulations or (ii) to ensure that an Award is not subject to interest and penalties under Section 409A of the Code.

ARTICLE 17

GENERAL PROVISIONS

17.1 No Rights to Awards.  No Participant or any eligible participant shall have any claim to be granted any Award under the Plan, and neither the Corporation nor the Committee is obligated to treat Participants or eligible participants uniformly.

17.2 No Stockholder Rights.  No Award gives the Participant any of the rights of a shareholder of the Corporation unless and until shares of Stock are in fact issued to such person in connection with the exercise, payment or settlement of such Award.

17.3 Withholding.  The Corporation or any Subsidiary, Parent or Affiliate shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Corporation, an amount sufficient to satisfy federal, state, local and other taxes (including the Participant’s FICA obligation) required by law to be withheld with respect to any taxable event arising as a result of the Plan. With respect to withholding required upon any taxable event under the Plan, the Committee may, at the time the Award is granted or thereafter, require or permit that any such withholding requirement be satisfied, in whole or in part, by (i) withholding from the Award shares of Stock or (ii) delivering shares of Stock that are already owned, having a Fair Market Value on the date of withholding equal to the minimum amount (and not any greater amount) required to be withheld for tax purposes, all in accordance with such procedures as the Committee establishes. The Corporation or any Subsidiary, Parent or Affiliate, as appropriate, shall also have the right to deduct from all cash payments made to a Participant (whether or not such payment is made in connection with an Award) any applicable taxes required to be withheld with respect to such payments.

17.4 No Right to Continued Service.  Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Corporation or any Parent or Affiliate to terminate any Participant’s employment or status as an officer, director or consultant at any time, nor confer upon any Participant any right to continue as an employee, officer, director or consultant of the Corporation or any Parent or Affiliate.

WebMD 2005 Long-Term Incentive Plan —
As Amended Through August   , 2008

Annex E – Page 17

In its sole discretion, the Board or the Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver shares of Stock with respect to awards hereunder.

17.5 Unfunded Status of Awards.  The Plan is intended to be an “unfunded” plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Corporation or any Parent or Affiliate.

17.6 Indemnification.  To the extent allowable under applicable law, each member of the Committee shall be indemnified and held harmless by the Corporation from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit or proceeding to which such member may be a party or in which he may be involved by reason of any action or failure to act under the Plan and against and from any and all amounts paid by such member in satisfaction of judgment in such action, suit or proceeding against him; provided such member shall give the Corporation an opportunity, at its own expense, to handle and defend the same before such member undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Corporation’s Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Corporation may have to indemnify them or hold such persons harmless.

17.7 Relationship to Other Benefits.  No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or benefit plan of the Corporation or any Parent or Affiliate unless provided otherwise in such other plan.

17.8 Expenses; Application of Funds.  The expenses of administering the Plan shall be borne by the Corporation and its Parents or Subsidiaries. The proceeds received by the Corporation from the sale of shares of Stock pursuant to Awards will be used for general corporate purposes.

17.9 Titles and Headings.  The titles and headings of the Sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

17.10 Gender and Number.  Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

17.11 Fractional Shares.  No fractional shares of Stock shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down.

17.12 Government and Other Regulations.  The obligation of the Corporation to make payment of awards in Stock or otherwise shall be subject to all applicable laws, rules and regulations, and to such approvals by government agencies as may be required. To the extent that Awards under the Plan are awarded to individuals who are domiciled or resident outside of the United States or to persons who are domiciled or resident in the United States but who are subject to the tax laws of a jurisdiction outside of the United States, the Committee may adjust the terms of the Awards granted hereunder to such person (i) to comply with the laws of such jurisdiction and (ii) to avoid adverse tax consequences relating to an Award. The authority granted under the previous sentence shall include the discretion for the Committee to adopt, on behalf of the Corporation, one or more sub-plans applicable to separate classes of Participants who are subject to the laws of jurisdictions outside of the United States.

17.13 Securities Law Restrictions.  An Award may not be exercised or settled and no shares of Stock may be issued in connection with an Award unless the issuance of such shares of Stock has been registered under the 1933 Act and qualified under applicable state “blue sky” laws and any applicable foreign securities

WebMD 2005 Long-Term Incentive Plan —
As Amended Through August   , 2008

Annex E – Page 18

laws, or the Corporation has determined that an exemption from registration and from qualification under such state “blue sky” laws is available. The Corporation shall be under no obligation to register under the 1933 Act, or any state securities act, any of the shares of Stock issued in connection with the Plan. The shares issued in connection with the Plan may in certain circumstances be exempt from registration under the 1933 Act, and the Corporation may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption. The Committee may require each Participant purchasing or acquiring shares of Stock pursuant to an Award under the Plan to represent to and agree with the Corporation in writing that such Participant is acquiring the shares of Stock for investment purposes and not with a view to the distribution thereof. All certificates for shares of Stock delivered under the Plan shall be subject to such stock-transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any exchange upon which the Stock is then listed, and any applicable securities law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

17.14 Satisfaction of Obligations.  Subject to applicable law, the Corporation may apply any cash, shares of Stock, securities or other consideration received upon exercise or settlement of an Award to any obligations a Participant owes to the Corporation and its Parents, Subsidiaries or Affiliates in connection with the Plan or otherwise, including, without limitation, any tax obligations or obligations under a currency facility established in connection with the Plan.

17.15 Section 409A of the Code.  If any provision of the Plan or an Award Agreement contravenes any regulations or Treasury guidance promulgated under Section 409A of the Code or could cause an Award to be subject to the interest and penalties under Section 409A of the Code, such provision of the Plan or any Award Agreement shall be modified to maintain, to the maximum extent practicable, the original intent of the applicable provision without violating the provisions of Section 409A of the Code. Moreover, any discretionary authority that the Board or the Committee may have pursuant to the Plan shall not be applicable to an Award that is subject to Section 409A of the Code to the extent such discretionary authority will contravene Section 409A of the Code or the Treasury guidance promulgated thereunder.

17.16 Governing Law.  To the extent not governed by federal law, the Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of Delaware.

17.17 Additional Provisions.  Each Award Agreement may contain such other terms and conditions as the Board or the Committee may determine, provided that such other terms and conditions are not inconsistent with the provisions of this Plan. In the event of any conflict or inconsistency between the Plan and an Award Agreement, the Plan shall govern and the Award Agreement shall be interpreted to minimize or eliminate such conflict or inconsistency.

WebMD 2005 Long-Term Incentive Plan —
As Amended Through August   , 2008

Annex E – Page 19

ANNEX F
OPINION OF RAYMOND JAMES & ASSOCIATES, INC.

February 20, 2008

Board of Directors
HLTH Corporation
669 River Drive Center 2
Elmwood Park, New Jersey 07407

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”), of HLTH Corporation (“Parent” or the “Company”), regarding the consideration to be received by such holders in connection with the proposed merger (the “Merger”) of the Company with and into WebMD Health Corp. (“Sub”) pursuant to the terms of an Agreement and Plan of Merger dated as of February 20, 2008 between Sub and Parent (the “Agreement”). Under and subject to the terms of the Agreement, each share of Common Stock will be converted upon closing of the Merger into cash consideration of $6.89 (the “Cash Consideration”) plus stock consideration equal to 0.1979 shares of Sub Class A common stock, par value $0.01 per share (the “Equity Consideration” and together with the Cash Consideration, the “Merger Consideration”). We note that the Company is required by the Agreement to liquidate certain investments in auction rate securities (the “Auction Rate Securities”) prior to consummation of the Merger. If the aggregate proceeds from the sale of the Auction Rate Securities are less than $194.5 million, the Cash Consideration will be adjusted downward pursuant to the terms of the Agreement. For purposes of this opinion we have assumed, with your permission, that the Cash Consideration would be adjusted to $6.52 per share, based on the ARS Information (defined below).

In connection with our review of the proposed Merger and the preparation of our opinion, we have, among other things:

1.	reviewed the financial terms and conditions of the Merger as stated in the Agreement;

2.	reviewed the audited financial statements of Parent as of and for the fiscal year ended December 31, 2006 and the unaudited financial statements for the nine month period ended September 30, 2007;

3.	reviewed the audited financial statements of Sub as of and for the fiscal year ended December 31, 2006 and the unaudited financial statements for the nine month period ended September 30, 2007;

4.	reviewed Parent’s annual report filed on Form 10-K for the fiscal year ended December 31, 2006 and the quarterly reports filed on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007, and September 30, 2007;

5.	reviewed Sub’s annual report filed on Form 10-K for the fiscal year ended December 31, 2006 and the quarterly reports filed on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007, and September 30, 2007;

6.	reviewed certain other publicly available information on Parent and Sub;

7.	reviewed other financial data and forecasts, balance sheet estimates, and other operating information requested from and provided by Parent and Sub;

Board of Directors
HLTH Corporation
February 20, 2008

8.	reviewed the historical price and trading activity for the shares of Parent and Sub common stock;

9.	discussed with senior management of the Company certain information related to the aforementioned;

10.	reviewed, and with your permission relied upon certain information provided to us regarding the Auction Rate Securities (the “ARS Information”); and

11.	considered such other quantitative and qualitative factors that we deemed to be relevant to our analysis.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company, or any other party, and we have undertaken no duty or responsibility to verify independently any of such information. We have not made or obtained an independent appraisal for any of the assets (including investment securities, which include but are not limited to, the Auction Rate Securities) or liabilities (contingent or otherwise) of the Company. With respect to financial forecasts and estimates, along with other information and data provided to or otherwise reviewed by or discussed with us, we have assumed, with your consent, that such forecasts, estimates and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We have assumed that the Merger will be consummated in accordance with the terms of the Agreement without waiver of any conditions thereof.

In conducting our investigation and analyses and in arriving at our opinion, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) the current and projected financial position and results of operations of Parent and Sub; (ii) the historical market prices, trading activity, and ownership profile of the common stock of Parent and Sub; (iii) historical and projected revenues, operating earnings, net income, and capitalization of Parent, Sub, and certain other publicly held companies in businesses we believe to be similar, in whole or in part, to the Company; (iv) financial and operating information concerning selected business combinations which we deemed to be similar in whole or in part; (v) historical acquisition premiums paid relative to the market stock prices of selected companies; and (vi) the general condition of the securities markets. The delivery of this opinion was approved by our Fairness Opinion Committee.

In arriving at this opinion, Raymond James & Associates, Inc. (“Raymond James”) did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

We express no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Agreement, or the availability or advisability of any alternatives to the Merger. In the capacity of rendering this opinion, we have reviewed the terms of the Agreement. Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of the outstanding Common Stock. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Merger. In

ANNEX F – PAGE 2

Board of Directors
HLTH Corporation
February 20, 2008

formulating our opinion, we have considered only what we understand to be the consideration to be received by the shareholders as is described above, and we have not considered, and this opinion does not address, any payments (including but not limited to the potential issuance of certain notes in lieu of a portion of the Cash Consideration component of the Merger Consideration, or the value, stated or otherwise, of such notes), other than payment of Merger Consideration in respect of shares of Common Stock, that may be made in connection with the Merger to Company directors, officers, employees, or other security holders in connection with the Transaction.

Raymond James is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, and similar transactions. Raymond James will receive a fee from the Company upon the delivery of this opinion. Raymond James also has been engaged to render financial advisory services to the Company in connection with the proposed Merger and will receive a separate fee for such services; such fee is contingent upon consummation of the Merger and is larger than the fee for delivery of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company or Sub for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of February 20, 2008 and we undertake no responsibility to update this opinion.

It is understood that this letter is for the information of the Board of Directors of the Company in evaluating the proposed Merger and does not constitute a recommendation to any holder of the Common Stock regarding how said holder should vote on the proposed Merger. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld, except that it may be referred to and reproduced in connection with any registration statement, proxy statement or Rule 13e-3 transaction statement filed in connection with the Merger. In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder, nor do we admit that we are experts with respect to any part of any such Registration Statement within the meaning of the terms “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchanges Commission thereunder.

Based upon and subject to the foregoing, it is our opinion that, as of February 20, 2008, the Merger Consideration to be received by the holders of the Common Stock pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

ANNEX F – PAGE 3

ANNEX G

OPINION OF MORGAN JOSEPH & CO. INC.
February 20, 2008

The Special Committee of the Board of Directors
WebMD Health Corp.
111 Eighth Avenue
New York, New York 10011

Gentlemen:

We understand that HLTH Corporation (“HLTH”) and WebMD Health Corp. (the “Company”), of which HLTH is the principal stockholder, intend to merge, with the Company being the surviving corporation in the merger (the “Proposed Transaction”). The terms and conditions of the Proposed Transaction are set forth in more detail in a draft, dated February 19, 2008 of the Agreement and Plan of Merger between HLTH and the Company.

You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders (other than HLTH and the officers, directors and employees of the Company and their respective affiliates) of the Common Stock of the Company (the “public stockholders”), of the consideration to be offered to holders of the Common Stock of HLTH in the Proposed Transaction.

In conducting our analysis and arriving at our opinion as expressed herein, we have reviewed and analyzed, among other things, the following:

i. the draft, dated February 19, 2008 of the Agreement and Plan of Merger between HLTH and the Company;

ii. the Company’s Form 10-K for the period ended December 31, 2006, its Forms 10-Q for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007, its Forms 8-K filed on February 13, 2008, December 17, 2007, November 8, 2007, November 7, 2007 and October 17, 2007 and its Proxy Statement filed on August 14, 2007;

iii. HLTH’s Form 10-K for the period ended December 31, 2006, its Forms 10-Q for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007, its Forms 8-K filed on February 13, 2008, November 7, 2007 and October 17, 2007 and its Proxy Statement filed on August 14, 2007;

iv. the reported prices and trading activity for the Company’s Common Stock and HLTH’s Common Stock;

v. with respect to HLTH and its subsidiaries other than the Company, certain internal information and other data relating to their respective businesses and prospects, including budgets, projections and certain presentations prepared by HLTH and the Company, which were provided to us by HLTH’s senior management and HLTH’s financial advisor, Raymond James & Co.;

vi. with respect to the Company, certain internal information and other data relating to its business and prospects, including budgets and certain presentations prepared by the Company, which were provided to us by the Company’s senior management, HLTH’s senior management and HLTH’s financial advisor, Raymond James & Co.;

The Special Committee of the Board of Directors
WebMD Health Corp.
February 20, 2008

vii. per your instruction, certain projections with respect to the Company contained in an analyst’s model;

viii. certain publicly available information concerning certain other companies engaged in businesses which we believe to be generally comparable to the Company and HLTH and the trading markets for certain of such other companies’ securities; and

ix. the financial terms of certain recent business combinations which we believe to be relevant.

We have also had discussions with certain officers and employees of the Company and HLTH concerning their businesses, operations, assets, present condition and prospects and undertook such other studies, analyses and investigations as we deemed appropriate. In addition, we have discussed with the Company and HLTH the strategic rationale for the Proposed Transaction.

In arriving at our opinion, we have, with your permission, assumed and relied upon the accuracy and completeness of the financial and other information used by us and have not attempted independently to verify such information, nor do we assume any responsibility to do so. Without limiting the foregoing, we have, without independent verification, relied upon the information provided to us by the Company with respect to the Company’s cash balances, including the value of auction rate securities included in the Company’s cash balances and any impairment to the value thereto, for which purpose, we have, on your instructions, assumed a 30% impairment to the value of the auction rate securities included in the Company’s cash balance. With respect to HLTH’s subsidiaries other than the Company, we have further assumed, with your permission, that HLTH’s forecasts and projections provided to and reviewed by us have been reasonably prepared based upon the best current estimates, information and judgment of HLTH’s management as to the future financial condition, cash flows and results of operations of HLTH and its consolidated subsidiaries other than the Company. With respect to the Company, the Company’s management has advised us that it has not prepared its own projections. However, the Company’s management has advised us that (i) the Company has reviewed projections contained in a certain analyst’s model regarding the Company and (ii) after taking into account the Company’s most recent guidance and the assumptions contained in that model, in the opinion of the Company’s management, it was reasonable for us to rely upon the projections of free cash flow contained in that model in connection with the preparation by us of our discounted cash flow analysis. Based on our discussions with the Company’s management regarding that model, we have conducted sensitivity analyses of the model and its assumptions. As a result, we have relied, with your permission, upon the projections of free cash flow contained in that analyst model in the preparation of our discounted cash flow analysis and LBO analysis. We have made no independent investigation of any legal, accounting or tax matters affecting the Company or HLTH, and have assumed the correctness of all legal, accounting and tax advice given the Company and its Board of Directors and the Special Committee thereof. In particular, we have been instructed by you to assume that none of the net operating losses of the Company will be utilized by HLTH pursuant to the tax sharing agreement between the Company and HLTH prior to the consummation of the transaction and that such net operating losses will be utilized pursuant to the estimates of the Company’s taxable income as projected in a certain analyst’s model. Furthermore, you have instructed us to utilize an estimate of $25 million for the net costs related to the Department of Justice investigation, irrespective of any differing amount set forth in any pro forma balance sheet prepared by the Company. We have not conducted a physical inspection of the properties and facilities of the Company or HLTH, nor have we made or obtained any independent evaluation or appraisal of such properties and facilities. We have also taken into account our assessment of general economic, market and financial conditions and our experience in similar transactions, as well as our experience in securities valuation in general. Our opinion necessarily is based upon economic,

Opinion of Morgan Joseph & Co. Inc.

ANNEX G – PAGE 2

The Special Committee of the Board of Directors
WebMD Health Corp.
February 20, 2008

financial, political, regulatory and other conditions as they exist and can be evaluated on the date hereof and we assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof. We do not express any opinion as to what the market reaction might be to the proposed transaction or how the Common Stock of the Company might trade after the announcement of the Proposed Transaction. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction involving the Company or its assets. We also express no opinion about the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders.

This letter and the opinion expressed herein are for the use of the Special Committee of the Board of Directors of the Company. This opinion does not address the Company’s underlying business decision to approve the Proposed Transaction, and it does not constitute a recommendation to the Company, its Board of Directors or any committee thereof, its stockholders, or any other person as to any specific action that should be taken in connection with the Proposed Transaction. This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner without our prior written consent except that the Company may include this opinion in its entirety in any proxy statement or information statement relating to the transaction sent to the Company’s stockholders; provided that any description or reference to Morgan Joseph & Co. Inc. or this opinion included in such proxy statement or information statement shall be in form and substance reasonably acceptable to us.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Proposed Transaction and have received a fee of $250,000 for such services and, upon the execution of the Agreement and Plan of Merger by the Company and HLTH, will receive an additional fee of $250,000 for such services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Morgan Joseph & Co. Inc., as part of its investment banking business, is regularly engaged in the valuation of businesses in connection with mergers, acquisitions, underwritings, private placements of listed and unlisted securities, financial restructurings and other financial services.

The issuance of this opinion was approved by our fairness opinion committee.

Based upon and subject to the foregoing and such other factors as we deem relevant, it is our opinion as investment bankers that, as of the date hereof, the consideration to be offered to holders of the Common Stock of HLTH in the Proposed Transaction is fair, from a financial point of view, to the public stockholders.

Very truly yours,

MORGAN JOSEPH & CO. INC.

Opinion of Morgan Joseph & Co. Inc.

ANNEX G – PAGE 4

ANNEX H

RESTATED
CERTIFICATE OF INCORPORATION
OF WEBMD HEALTH CORP.
(As attached as Exhibit 2.04 to Agreement and Plan of Merger)

ARTICLE I

The name of the corporation (which is hereinafter referred to as the “Corporation”) is: WebMD Health Corp.

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware (the “GCL”).

ARTICLE IV

A. The total number of shares of stock which the Corporation shall have authority to issue is 700,000,000, divided into two classes: 50,000,000 shares of Preferred Stock, par value $.01 per share (hereinafter referred to as “Preferred Stock”); and 650,000,000 shares of Common Stock par value $.01 per share (hereinafter referred to as “Common Stock”).

B. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to provide for the issuance of shares of Preferred Stock in one or more series and, by filing a certificate pursuant to the applicable law of the State of Delaware (hereinafter referred to as “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(i) The designation of the series, which may be by distinguishing number, letter or title;

(ii) The number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding);

(iii) The amounts payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative;

(iv) Dates at which dividends, if any, shall be payable;

(v) The redemption rights and price or prices, if any, for shares of the series;

(vi) The terms and amount of any sinking fund provided for the purchase or redemption of shares of the series;

(vii) Whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series of such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

(viii) Whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series of such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

(ix) Restrictions on the issuance of shares of the same series or of any other class or series; and

(x) The voting rights, if any, of the holders of shares of the series.

C. The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. Except as may otherwise be provided in this Restated Certificate of Incorporation or in a Preferred Stock Designation, the holders of shares of Common Stock shall be entitled to one vote for each such share upon all questions presented to the stockholders.

Except as may otherwise be provided in this Restated Certificate of Incorporation or in a Preferred Stock Designation, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, and holders of Preferred Stock shall not be entitled to receive notice of any meeting of stockholders at which they are not entitled to vote.

D. The Corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable law.

E. Upon the effectiveness of this Restated Certificate of Incorporation pursuant to the GCL, each share of the Corporation’s Class B Common Stock, par value $.01 per share (the “Old Class B Common Stock”), issued and outstanding immediately prior to the effectiveness of this Restated Certificate of Incorporation, will be automatically reclassified as and converted into 1 share of Common Stock. Any stock certificate that, immediately prior to the effectiveness of this Restated Certificate of Incorporation, represented shares of the Old Class B Common Stock will, from and after the effectiveness of this Restated Certificate of Incorporation, automatically and without the necessity of presenting the same for exchange, represent that number of shares of Common Stock into which the shares of Old Class B Common Stock represented by such certificate shall have been reclassified.

ARTICLE V

A. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, subject to any rights, powers and preferences of any outstanding Preferred Stock, the holders of shares of Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares held by them.

B. Subject to applicable law, and any rights, powers and preferences of any outstanding Preferred Stock, the holders of the Common Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors out of funds lawfully available therefor.

WebMD Restated Certificate of Incorporation

ANNEX H – PAGE 2

ARTICLE VI

In furtherance of, and not in limitation of, the powers conferred by law, the Board of Directors is expressly authorized and empowered:

(a) to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, notwithstanding any other provision of this Restated Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the stock required by law or this Restated Certificate of Incorporation, the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding Voting Stock, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend or repeal any provision of the Bylaws or to adopt additional bylaws; and

(b) from time to time to determine whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the Corporation, or any of them, shall be open to inspection of stockholders; and, except as so determined or as expressly provided in this Restated Certificate of Incorporation or in any Preferred Stock Designation, no stockholder shall have any right to inspect any account, book or document of the Corporation other than such rights as may be conferred by applicable law.

The Corporation may in its Bylaws confer powers upon the Board of Directors in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board of Directors by applicable law. Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding Voting Stock, voting together as a single class, shall be required to amend, repeal or adopt any provision inconsistent with paragraph (a) of this Article VI or this sentence. For purposes of this Restated Certificate of Incorporation, “Voting Stock” shall mean the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors.

ARTICLE VII

A. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing in lieu of a meeting of such stockholders.

B. Special meetings of stockholders of the Corporation for any purpose or purposes may be called by the Board of Directors, and any power of stockholders to call a special meeting is specifically denied.

C. Advance notice of stockholder nominations for the election of directors and of the proposal by stockholders of any other action to be taken by the stockholders at a meeting shall be given in such manner as shall be provided in the Bylaws of the Corporation.

D. Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding Voting Stock, voting together as a single class, shall be required to amend, repeal or adopt any provision inconsistent with this Article VII.

WebMD Restated Certificate of Incorporation

ANNEX H – PAGE 3

ARTICLE VIII

A. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors of the Corporation shall be fixed from time to time by the Board of Directors.

B. Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

C. The Board of Directors (other than those directors elected by the holders of any series of Preferred Stock provided for or fixed pursuant to the provisions of Article IV hereof (the “Preferred Stock Directors”)) shall be divided into three classes, Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the number of directors constituting the entire Board of Directors. At each annual meeting of the stockholders, successors to the class of directors whose term expires at that annual meeting shall be elected for a term expiring at the third succeeding annual meeting of stockholders. If the number of directors (other than Preferred Stock Directors) is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

D. Subject to the rights of the holders of any series of Preferred stock to elect additional directors under specified circumstances, any director may be removed from office only for cause, and only by the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding Voting Stock, voting together as a single class.

E. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires and until such director’s successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the whole Board of Directors shall shorten the term of any incumbent director.

F. During any period when the holders of any series of Preferred Stock have the right to elect additional directors as provided for or fixed pursuant to the provisions of Article IV hereof, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his earlier death, disqualification, resignation or removal. Except as otherwise provided by the Board of Directors in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate and the total authorized number of directors of the Corporation shall be reduced accordingly.

WebMD Restated Certificate of Incorporation

ANNEX H – PAGE 4

G. Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding Voting Stock, voting together as a single class, shall be required to amend, repeal or adopt any provision inconsistent with this Article VII.

ARTICLE IX

A director of the corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the GCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

ARTICLE X

A. The Corporation elects to be governed by Section 203 of the GCL.

B. Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding Voting Stock, voting together as a single class, shall be required to amend, repeal or adopt any provision inconsistent with this Article X.

ARTICLE XI

Except as may be expressly provided in this Restated Certificate of Incorporation, the Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation or a Preferred Stock Designation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed herein or by applicable law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Restated Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article XI.

WebMD Restated Certificate of Incorporation

ANNEX H – PAGE 5

PART II

Item 20.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Section 145 further provides that a corporation may also indemnify any person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the Registrant, unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court deems proper.

The Registrant’s bylaws provide that it will, to the fullest extent permitted by Delaware law, indemnify any person who was or is made or is threatened to be made a party to any action or proceeding by reason of the fact that he or she is or was a director or officer of the corporation, against liability incurred in connection with such action or proceeding. The Registrant has entered into agreements with its directors, executive officers and some of its other officers implementing such indemnification. The Registrant’s bylaws also require it, to the fullest extent not prohibited by Delaware law, to advance expenses to such officers and directors who are party to an action or proceeding for which indemnification may be sought, upon receipt of an undertaking by such officer or director to repay all amounts advanced if it should be ultimately determined that such officer or director is not entitled to indemnification. In addition, the Registrant’s certificate of incorporation limits, to the fullest extent permitted by Delaware law, the liability of directors for monetary damages for breach of fiduciary duty. The Registrant may also purchase and maintain insurance policies insuring its directors and officers against certain liabilities they may incur in their capacity as directors and officers.

Item 21.	Exhibits and Financial Statement Schedules

See the attached Exhibit Index, which is incorporated herein by reference.

Item 22.	Undertakings

(a) The Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which is registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the Plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered, which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(c) (1) The undersigned Registrant undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus, which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding; or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on this 14th day of October, 2008.

WebMD Health Corp.

By:	/s/ Mark D. Funston
Mark D. Funston
Executive Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Wayne T. Gattinella Wayne T. Gattinella	Director; President and Chief Executive Officer (principal executive officer)	October 14, 2008

/s/ Mark D. Funston Mark D. Funston	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	October 14, 2008

* Mark J. Adler, M.D.	Director	October 14, 2008

* Neil F. Dimick	Director	October 14, 2008

* Jerome C. Keller	Director	October 14, 2008

* James V. Manning	Director	October 14, 2008

* Abdool Rahim Moossa, M.D.	Director	October 14, 2008

Signature		Title	Date

* Stanley S. Trotman, Jr.		Director	October 14, 2008

* Martin J. Wygod		Director	October 14, 2008

* By:	/s/ Mark D. Funston Mark D. FunstonAttorney-in-Fact

PRELIMINARY COPY
WEBMD HEALTH CORP.
ANNUAL MEETING OF STOCKHOLDERS
DECEMBER 5, 2008
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
     The undersigned hereby appoints each of Anthony Vuolo, Lewis H. Leicher and Douglas W. Wamsley as proxies, each with full power of substitution, to represent the undersigned and to vote all shares of stock which the undersigned is entitled in any capacity to vote at the 2008 Annual Meeting of Stockholders of WEBMD HEALTH CORP., to be held at [                    ], on December 5, 2008, at [___:___] [___].m., Eastern time, and at any adjournment or postponement thereof, on the matters set forth below and, in their discretion, upon all matters incident to the conduct of the Annual Meeting and upon such other matters as may properly be brought before the Annual Meeting or any adjournment or postponement thereof. This proxy revokes all prior proxies given by the undersigned.
     WHEN PROPERLY EXECUTED AND RETURNED IN A TIMELY MANNER, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER OR, IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS AND NOMINEES SET FORTH BELOW.

MAIL — Please date, sign and mail your proxy card in the envelope provided as soon as possible.
or
TELEPHONE — Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718- 921-8500 from foreign countries and follow the instructions. Have your proxy card available when you call.
or
INTERNET — Access “www.voteproxy.com” and follow the on-screen instructions. Have your proxy card available when you access the web page.
You may enter your voting instructions at 1-800-PROXIES in the United States or 1-718-921-8500 from foreign countries or www.voteproxy.com up until 11:59 PM Eastern Time the day before the cut-off or meeting.
☒    Please mark your votes as in this example.
The Board of Directors recommends a vote FOR Proposal 1, FOR the election of each of the director nominees listed in Proposal 2 and FOR Proposals 3 and 4.

		FOR	AGAINST	ABSTAIN

1.	To adopt the agreement and plan of merger, dated February 20, 2008, between HLTH Corporation and WebMD, as amended on May 6, 2008 and September 12, 2008, and to approve the transactions contemplated by that agreement, including the merger.	☐	☐	☐

			WITHHOLD	FOR ALL
			AUTHORITY	EXCEPT
		FOR ALL	FOR ALL	(See instructions
		NOMINEES	NOMINEES	below)

2.	To elect the persons listed below to each serve a three-year term as a Class III director.	☐	☐	☐

NOMINEES:

O Martin J. Wygod

O Jerome C. Keller

(INSTRUCTION: To withhold authority to vote for any individual nominee, mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●)

		FOR	AGAINST	ABSTAIN
3.	To ratify and approve an amendment to WebMD’s Amended and Restated 2005
Long-Term Incentive Plan to increase the number of shares of WebMD Common Stock
	issuable under that Plan by [___] shares, to a total of [___] shares.	☐	☐	☐

4.	To ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as WebMD’s independent auditor for the fiscal year ending December 31, 2008.	☐	☐	☐
The undersigned acknowledges receipt of the accompanying Notice of Annual Meeting and Proxy Statement.

Signature:	Signature:
Date:	Date:

NOTE:	Please sign exactly as your name or names appear on this Proxy Card. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give your full title as such. If the signer is a corporation, please print the full corporate name and the full title of the duly authorized officer executing on behalf of the corporation. If the signer is a partnership, please print full partnership name and the full title of the duly authorized person executing on behalf of the partnership.

PRELIMINARY COPY
HLTH CORPORATION
ANNUAL MEETING OF STOCKHOLDERS
DECEMBER 5, 2008
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
     The undersigned hereby appoints each of Mark D. Funston, Lewis H. Leicher and Charles A. Mele as proxies, each with full power of substitution, to represent the undersigned and to vote all shares of stock which the undersigned is entitled in any capacity to vote at the 2008 Annual Meeting of Stockholders of HLTH CORPORATION, to be held at [                    ], on December 5, 2008, at [___:___][___].m., Eastern time, and at any adjournment or postponement thereof, on the matters set forth below and, in their discretion, upon all matters incident to the conduct of the Annual Meeting and upon such other matters as may properly be brought before the Annual Meeting or any adjournment or postponement thereof. This proxy revokes all prior proxies given by the undersigned.
     WHEN PROPERLY EXECUTED AND RETURNED IN A TIMELY MANNER, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER OR, IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS AND NOMINEES SET FORTH BELOW.

MAIL — Please date, sign and mail your proxy card in the envelope provided as soon as possible.
or
TELEPHONE — Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718- 921-8500 from foreign countries and follow the instructions. Have your proxy card available when you call.
or
INTERNET — Access “www.voteproxy.com” and follow the on-screen instructions. Have your proxy card available when you access the web page.
You may enter your voting instructions at 1-800-PROXIES in the United States or 1-718-921-8500 from foreign countries or www.voteproxy.com up until 11:59 PM Eastern Time the day before the cut-off or meeting.
☒    Please mark your votes as in this example.
The Board of Directors recommends a vote FOR Proposal 1, FOR the election of each of the director nominees listed in Proposal 2 and FOR Proposal 3.

		FOR	AGAINST	ABSTAIN

1.	To adopt the agreement and plan of merger, dated February 20, 2008, between WebMD Health Corp. and HLTH, as amended on May 6, 2008 and September 12, 2008, and to approve the transactions contemplated by that agreement, including the merger.	☐	☐	☐

			WITHHOLD	FOR ALL
			AUTHORITY	EXCEPT
		FOR ALL	FOR ALL	(See instructions
		NOMINEES	NOMINEES	below)

2.	To elect the persons listed below to each serve a three-year term as a Class I director.	☐	☐	☐

NOMINEES:

O Neil F. Dimick

O Joseph E. Smith

(INSTRUCTION: To withhold authority to vote for any individual nominee, mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●)

		FOR	AGAINST	ABSTAIN
3.	To ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as HLTH’s independent auditor for the fiscal year ending December 31, 2008, in the event the merger is not completed.	☐	☐	☐
The undersigned acknowledges receipt of the accompanying Notice of Annual Meeting and Proxy Statement.

Signature:	Signature:
Date:	Date:

NOTE:	Please sign exactly as your name or names appear on this Proxy Card. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give your full title as such. If the signer is a corporation, please print the full corporate name and the full title of the duly authorized officer executing on behalf of the corporation. If the signer is a partnership, please print full partnership name and the full title of the duly authorized person executing on behalf of the partnership.

EXHIBIT INDEX

Number	Title of Exhibit

2.1	Agreement and Plan of Merger, dated February 20, 2008, by and between HLTH and WebMD (incorporated by reference to Annex A-1 included in the joint proxy statement/prospectus which forms a part of this registration statement)
2.2	Amendment No. 1 to Agreement and Plan of Merger, dated May 6, 2008, by and between HLTH and WebMD (incorporated by reference to Annex A-2 included in the joint proxy statement/prospectus which forms a part of this registration statement)
2.3	Amendment No. 2 to Agreement and Plan of Merger, dated September 12, 2008, by and between HLTH and WebMD (incorporated by reference to Annex A-3 included in the joint proxy statement/prospectus which forms a part of this registration statement)
3.1	Restated Certificate of Incorporation of WebMD (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form 8-A filed by WebMD on September 29, 2005)
3.2	Amended and Restated Bylaws of WebMD (incorporated by reference to the Current Report on Form 8-K filed by WebMD on December 17, 2007)
4.1	Specimen Certificate evidencing shares of WebMD Common Stock**
4.2	Form of Indenture to be entered into between WebMD and the Wilmington Trust Company, including the form of Merger Note*
5.1	Opinion of O’Melveny & Myers LLP as to the validity of the securities being registered**
8.1	Form of opinion of O’Melveny & Myers LLP regarding the U.S. federal income tax consequences of the merger and the merger notes*
8.2	Form of opinion of O’Melveny & Myers LLP as to certain U.S. income tax matters*
12.1	WebMD Computation of Ratio of Earnings to Fixed Charges†
12.2	HLTH Computation of Ratio of Earnings to Fixed Charges†
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm for WebMD*
23.2	Consent of Ernst & Young LLP, independent registered public accounting firm for HLTH*
23.3	Consent of O’Melveny & Myers LLP with respect to its opinion regarding U.S. federal income tax consequences of the merger and the merger notes (included in Exhibit 8.1 hereto)
23.4	Consent of O’Melveny & Myers LLP with respect to its opinion as to certain U.S. income tax matters (included in Exhibit 8.2 hereto)
23.5	Consent of Morgan Joseph & Co. Inc.†
23.6	Consent of Raymond James & Associates, Inc. (incorporated by reference to Annex F included in the joint proxy statement/prospectus which forms a part of this registration statement)
24.1	Power of Attorney†

*	Filed herewith

**	To be filed by amendment

†	Previously filed